Filed by Telesat Canada
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Loral Space & Communications Inc.
(Commission File No. 001-14180)
November 16, 2021

The attached Prospectus (the “Prospectus”) was filed with the Ontario Securities Commission by Telesat Corporation and Telesat Partnership LP (“Telesat Partnership”).
Cautionary Statement Regarding Forward-Looking Information
The Prospectus contains statements that are not based on historical fact and are “forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, statements which are not historical in nature, or which contain the words “will,” “expected,” “plans,” “considering,” or similar expressions, are forward-looking statements. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties.
These forward-looking statements are based on Telesat Canada’s (“Telesat”) current expectations and are subject to a number of risks, uncertainties and assumptions. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond Telesat’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance; the impact of COVID-19 on Telesat’s business and the economic environment; the ability to deploy successfully an advanced global Low Earth Orbit (“LEO”) satellite constellation, and the timing of any such deployment; the availability of government and/or other funding for the LEO satellite constellation; the receipt of proceeds in relation to the re-allocation of C-band spectrum; volatility in exchange rates; the ability to expand Telesat’s existing satellite utilization; risks associated with domestic and foreign government regulation; the ability to obtain regulatory approvals required to consummate the transaction and the timing of such approvals and the closing of the transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all; the ability to complete the transaction on the expected terms and timing or at all; the outcome of any legal proceedings that may be instituted against Telesat, the other parties and others related to the transaction; unanticipated difficulties or expenditures relating to the transaction; the risk that expected benefits and growth prospects of the transaction may not be achieved in a timely manner or at all; the risk that disruption from the transaction may adversely affect Telesat’s business and its relationships with customers, suppliers or employees; and risks relating to the value of the shares of Telesat Corporation and limited partnership units of Telesat Partnership to be issued in connection with the transaction. The foregoing list of important factors is not exhaustive.
Telesat believes these forward-looking statements are reasonable; however, you should not place undue reliance on any forward-looking statements, which are based on current expectations. Furthermore, forward-looking statements speak only as of the date they are made. Additional risks are detailed in the Prospectus including, without limitation, those described under “Risk factors”. Except as may be required by applicable law, Telesat does not undertake any obligation to update or revise these forward-looking statements to reflect future events or circumstances.
Important Additional Information and Where to Find It
In connection with the transaction, Telesat Corporation and Telesat Partnership have filed with the SEC a registration statement on Form F-4 containing a prospectus relating to the issuance of the shares of Telesat Corporation and limited partnership units of Telesat Partnership in connection with the transaction. The registration statement also included a proxy statement of Loral which was sent to the stockholders of

Loral Space & Communications Inc. (“Loral”) in connection with the transaction. The registration statement was declared effective by the SEC on June 30, 2021. Telesat Corporation and Telesat Partnership have also filed a Canadian prospectus with the requisite Canadian securities authorities in connection with the transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND THE RELATED PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TELESAT, TELESAT CORPORATION, TELESAT PARTNERSHIP, LORAL AND THE PROPOSED TRANSACTION.
Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov and, for those documents filed with Canadian securities regulations, at the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, or from Telesat at its website, https://www.telesat.com/investor-relations/ or from Loral at its website, www.loral.com, under the heading Investors. Documents filed with the SEC by Telesat are available free of charge by accessing Telesat’s website at www.telesat.com, under the heading Investors, or, alternatively, by directing a request by telephone or mail to Telesat at Investor Relations, 160 Elgin Street, Suite 2100, Ottawa, Ontario, Canada K2P 2P7, and documents filed with the SEC by Loral are available free of charge by accessing Loral’s website at www.loral.com under the heading Investors or, alternatively, by directing a request by telephone or mail to Loral at Investor Relations, Loral Space & Communications Inc., 600 Fifth Avenue, New York, New York 10020.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

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No securities regulatory authority has expressed an opinion about any information contained herein and it is an offence to claim otherwise. This prospectus does not constitute a public offering of any securities.
PROSPECTUS
Non-Offering Prospectus	November 16, 2021
TELESAT CORPORATION
TELESAT PARTNERSHIP LP
No securities are being offered pursuant to this Non-Offering Prospectus
This non-offering prospectus (the “Non-Offering Prospectus”) is being filed with the securities regulatory authorities in each of the provinces and territories of Canada (collectively the “Qualifying Jurisdictions”) to enable Telesat Corporation (the “Company” or “Telesat Corporation”) and Telesat Partnership LP (the “Partnership” or “Telesat Partnership” and together with Telesat Corporation “us”, “our” or “we”) to each become a “reporting issuer” in the Qualifying Jurisdictions pursuant to applicable securities legislation, notwithstanding that no sale of securities is contemplated herein. Since no securities are being offered, no proceeds will be raised and all expenses in connection with the preparation and filing of this Non-Offering Prospectus will be paid by the Company from its working capital.
The Company is hereby qualifying for distribution in the Qualifying Jurisdictions the Class A common shares of Telesat Corporation (“Class A Shares”) and the Class B variable voting shares of Telesat Corporation (“Class B Variable Voting Shares” and together with the Class A Shares, the “Telesat Public Shares”). The Partnership is hereby qualifying for distribution in the Qualifying Jurisdictions the Class A units of Telesat Partnership (“Class A Units”) and Class B units of Telesat Partnership (“Class B Units”, and collectively with the Class A Units and the Class C Units (as defined below), the “Partnership Units”). For a description of the characteristics of the Telesat Public Shares and the Partnership Units, see “Description of Share Capital” and “Description of Telesat Partnership Units and GP Units” in Appendix A — Additional Disclosure Regarding Telesat Corporation and Telesat Partnership, attached hereto (“Appendix A”).
The Company is incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”) and was formed to acquire indirect interests in Telesat Canada (“Telesat”) and Loral Space & Communications Inc. (“Loral”) and to operate as the general partner of the Partnership. The Partnership is a limited partnership formed under the laws of the Province of Ontario and will directly or indirectly, as applicable, hold Telesat Corporation’s interest in Telesat and Loral following completion of the transactions (collectively, the “Transaction”) described in Appendix A under the heading, “Certain Relationships and Related Party Transactions — The Transaction”.
Telesat is a leading global satellite operator and has provided its customers with mission-critical global communication services since the start of the satellite communications industry in the 1960s. Through a combination of world-class space and ground assets and a dedicated and talented staff, Telesat’s communications solutions support the requirements of sophisticated satellite users throughout the world. Over more than 50 years of operating history, Telesat has demonstrated a deep commitment to customer service and led the way on many of the industry’s ground-breaking innovations.
After decades of developing and successfully operating our geosynchronous orbit-based (“GEO”) satellite services business, we have commenced the development of what we believe will be the world’s most advanced constellation of low earth orbit (“LEO”) satellites and integrated terrestrial infrastructure, called “Telesat Lightspeed” — a platform designed to revolutionize the provision of global broadband connectivity. We seek to benefit from our historically strong and stable GEO-based satellite business and, by continuing to develop and deploy Telesat Lightspeed, capitalize on the growing demand for global broadband connectivity. See “Business — Our GEO Business and Our LEO Opportunity — Background and Overview of Telesat Lightspeed” in Appendix A.
The risk factors outlined in this Non-Offering Prospectus or incorporated by reference should be carefully reviewed and considered. See “Cautionary Note Regarding Forward-Looking Statements” below in this Non-Offering Prospectus and “Special Note Regarding Forward-Looking Statements” and “Risk Factors” in Appendix A.

There is currently no market through which the Company’s securities may be sold and securityholders may not be able to resell securities of the Company owned or purchased by them. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Company’s securities and the extent of issuer regulation. See “Risk Factors” in Appendix A.
Our Telesat Public Shares are expected to trade on the NASDAQ under the symbol “TSAT”. The Toronto Stock Exchange (the “TSX”) has conditionally approved the listing of the Telesat Public Shares under the symbol “TSAT”. Listing is subject to the requirements of the TSX.
No underwriters or selling agents have been involved in the preparation of this Non-Offering Prospectus or performed any review or independent due diligence of its contents. No person is authorized by us to provide any information or to make any representation other than those contained in this Non-Offering Prospectus with respect to our securities. This Non-Offering Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities.
Certain of the directors and officers of Telesat Corporation, Jason A. Caloras, Mark H. Rachesky, Michael B. Targoff, Glenn Katz and Erwin Hudson, reside outside of Canada and have appointed the Company at 666 Burrard St. #1700, Vancouver, BC V6C 2X8 as agent for service of process. Securityholders are advised that it may not be possible to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.
This Non-Offering Prospectus is set out in three sections. The first section consists of the cover page disclosure that is required to be included herein pursuant to National Instrument 41-101 — General Prospectus Requirements and Form 41-101F1 — Information Required in a Prospectus (together, “NI 41-101”). The second section is a supplement to Appendix A, which sets out disclosure required to be included herein pursuant to NI 41-101 and is not otherwise included in Appendix A. The third section is Appendix A, which consists of disclosure prepared by the Company and Partnership in connection with U.S. securities law disclosure requirements.
The Company is also qualifying for distribution in the Qualifying Jurisdictions the Class C fully voting common shares and Class C limited voting common shares (together the “Class C Shares” and together with the Telesat Public Shares, the “Telesat Corporation Shares”); the Class A special voting share, Class B special voting share, and Class C special voting share (collectively the “Special Shares”), the Golden Share, and the exchange right (the “Exchange Right”) granted to holders of Partnership Units to exchange Partnership Units for corresponding Telesat Corporation Shares. The Partnership is also qualifying for distribution in the Qualifying Jurisdictions the Class C units of the Partnership (the “Class C Units”). For a description of the characteristics and rights associated with the Telesat Corporation Shares, Special Shares, the Golden Share, Exchange Rights, the Partnership Units, and the Class C Units see “Description of Share Capital” and “Description of Telesat Partnership Units and GP Units” in Appendix A.
The registered office of Telesat Corporation is located at 666 Burrard St. #1700, Vancouver, BC V6C 2X8 and its head office is located at 160 Elgin Street, Ottawa, Ontario, Canada K2P 2P7. The head office of Telesat Partnership is located at 160 Elgin Street, Ottawa, Ontario, Canada K2P 2P7. Our telephone number at our head and registered office is (613) 748-8700 ext. 2268.

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GENERAL MATTERS
Unless otherwise stated, references to “Telesat,” the “Company,” “we,” “us” or “our” in this Non-Offering Prospectus refers to Telesat Canada and its subsidiaries before the closing of the Transaction, and to Telesat Corporation and its subsidiaries (including Telesat Canada and Telesat Partnership LP) after the closing of the Transaction.
References to “management” in this Non-Offering Prospectus mean the persons who are identified in Appendix A as the executive officers of Telesat Corporation and/or executive officers of its subsidiaries, as the case may be, following the completion of the Transaction. Any statements in this Non-Offering Prospectus made by or on behalf of management are made in such persons’ respective capacities as executive officers of our Company, and not in their personal capacities.
Capitalized terms not otherwise defined in this Non-Offering Prospectus have the meanings ascribed to such term in Appendix A.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Non-Offering Prospectus and Appendix A contain forward-looking statements within the meaning of applicable securities laws. Forward-looking statements may relate to our future financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, statements regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is a forward-looking statement. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances is a forward-looking statement. Forward-looking statements are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.
These forward-looking statements and other forward-looking statements are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking statements, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Further discussion about forward-looking statements may be found, among other places, under “Special Note Regarding Forward-Looking Statements” of Appendix A.
Forward-looking statements are necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date of this Non-Offering Prospectus, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to the risks discussed in detail under the section “Risk Factors” in Appendix A.
If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking statements prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking statements. The opinions, estimates or assumptions referred to above and described in greater detail in “Risk Factors” in Appendix A should be considered carefully by readers.
Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking statements. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking

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statements, which speaks only as of the date made. The forward-looking statements contained in this Non-Offering Prospectus and Appendix A represent our expectations as of the date of this Non-Offering Prospectus (or as the date they are otherwise stated to be made), and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities laws.
All of the forward-looking statements contained in this Non-Offering Prospectus and Appendix A are expressly qualified by the foregoing cautionary statements. Investors should read this entire Non-Offering Prospectus and Appendix A and consult their own professional advisors to ascertain and assess the income tax, legal, risk factors and other aspects of an investment in the Telesat Public Shares.
See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Future Outlook” in Appendix A for additional information concerning our strategies, assumptions and market outlook in relation to these assessments.
EXCHANGE RATE INFORMATION
Unless otherwise specified, all monetary amounts referenced in this Non-Offering Prospectus are in Canadian dollars, all references to “$”, “CAD”, “C$”, “Canadian dollars” means Canadian dollars, and all references to “US$”, “USD” and “U.S. dollars” means U.S. dollars.
The following table sets out the high and low rates of exchange for one U.S. dollar expressed in Canadian dollars during each of the following periods, the average rate of exchange for those periods and the rate of exchange in effect at the end of each of those periods, each based on the rate of exchange published by the Bank of Canada for conversion of U.S. dollars into Canadian dollars.
	12 Months Ended			9 Months Ended
	December 31, 2020	December 31, 2019	December 31, 2018	September 30, 2021	September 30, 2020
	($)	($)	($)	($)	($)
Highest rate during the period	1.4496	1.3600	1.3642	1.2856	1.4496
Lowest rate during the period	1.2718	1.2988	1.2288	1.2040	1.2970
Average noon spot rate for the period	1.3415	1.3269	1.2957	1.2513	1.3541
Rate at the end of the period	1.2732	1.2988	1.3642	1.2741	1.3339
On November 15, 2021, the rate of exchange posted by the Bank of Canada for conversion of U.S. dollars into Canadian dollars was US$1.00 equals C$1.2517. No representation is made that Canadian dollars could be converted into U.S. dollars at that rate or any other rate.
CORPORATE STRUCTURE
Telesat Corporation was incorporated under the BCBCA on October 21, 2020. On or prior to the closing of the Transaction, Telesat Corporation will amend its articles to, among other things, create the classes of Telesat Corporation Shares, Special Shares, and the Golden Share. See “Certain Relationships and Related Party Transactions — The Transaction” and “Description of Share Capital” in Appendix A. The registered office of Telesat Corporation is located at 666 Burrard St. #1700, Vancouver, BC V6C 2X8 and its head office is located at 160 Elgin Street, Ottawa, Ontario, Canada K2P 2P7.
Telesat Partnership was formed under the Limited Partnership Act (Ontario) on November 12, 2020. On or prior to the closing of the Transaction, Telesat Partnership will amend its limited partnership agreement to, among other things, create the classes of Partnership Units. See “Certain Relationships and Related Party Transactions — The Transaction” and “Description of Telesat Partnership Units and GP Units” in Appendix A. The head office of Telesat Partnership is located at 160 Elgin Street, Ottawa, Ontario, Canada K2P 2P7.

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Upon completion of the Transaction, Telesat and its subsidiaries, will be consolidated under Telesat Corporation and will be organized in what is commonly referred to as an “Up-C” structure in which the business of Telesat and its subsidiaries will be held indirectly by Telesat Corporation. See “Certain Relationships and Related Party Transactions — The Transaction” in Appendix A.
OPTIONS TO PURCHASE SECURITIES
The following table sets forth the aggregate number of options to purchase securities of Telesat Canada, which are expected to be converted on completion of the Transaction to options to purchase securities of Telesat Corporation at the Telesat-to-Telesat Corporation Exchange Ratio:
Category(3)	Number of Telesat Options to acquire Non-Voting Participating Preferred Shares(1)	Exercise Price(2)	Expiration Date
Options
All of our executive officers and past executive officers, as a group (6 in total)	1,705,973	$19.86	From April 2023 to March 2024
All of our directors and past directors (who are not also executive officers), as a group (nil in total)	—	N/A	N/A
All other of our employees and past employees, as a group (39 in total)	479,491	$21.47	From May 2023 to July 2030
Total(4)	2,185,464	$20.21	—

Notes:
(1)
In connection with the completion of the Transaction, each holder of Telesat Options, Telesat Tandem SARs and Telesat RSUs has been provided with the option to enter into an exchange agreement with Telesat Corporation in respect of his or her Telesat Options, Telesat Tandem SARs and Telesat RSUs and the number of underlying Telesat Public Shares and exercise prices, as applicable, will be adjusted to take into consideration the Telesat-to-Telesat Corporation Exchange Ratio. See “Executive Compensation — Long Term Incentives — Historic Plans — Conversion of Awards under the Historic Plans” in Appendix A.

(2)
Represents the weighted average exercise price of all outstanding Telesat Options, whether vested or unvested, under the Historic Plans. See “Executive Compensation — Long Term Incentives” in Appendix A.

(3)
For a description of Telesat’s equity-based incentive compensation plans, see “Executive Compensation” in Appendix A.

(4)
We have granted an aggregate of 3,596,667 Telesat RSUs to certain executive officers. Daniel Goldberg was issued Telesat Tandem SARs in connection with the Telesat Options granted to him.

CORPORATE GOVERNANCE
For a description of the Company’s board mandate and oversight role, a description of our code of ethics, the committees established by the Company’s board and our corporate governance practices, see “Corporate Governance” in Appendix A.
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
None of our directors, executive officers, employees, former directors, former executive officers or former employees or any of our subsidiaries, and none of their respective associates, is or has within 30 days before the date of this Non-Offering Prospectus or at any time since the beginning of the most recently completed financial year been indebted to us or any of our subsidiaries or another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided us or any of our subsidiaries.

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ELIGIBILITY FOR INVESTMENT
In the opinion of Stikeman Elliott LLP, Canadian counsel to the Company, based on the current provisions of the Income Tax Act (Canada) and the regulations thereunder (the “Tax Act”), provided that the Telesat Public Shares acquired by investors are then listed on a “designated stock exchange” for the purposes of the Tax Act which currently includes the TSX and NASDAQ, the Telesat Public Shares will, on that date, be “qualified investments” under the Tax Act for trusts governed by registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”), registered disability savings plans (“RDSP”), deferred profit sharing plans, registered education savings plans (“RESP”) and tax-free savings accounts (“TFSAs”).
Notwithstanding the foregoing, if a Telesat Public Share is a “prohibited investment” for a RRSP, RRIF, RDSP, RESP, or TFSA, the annuitant under the RRSP or RRIF, subscriber under the RESP, or the holder of the RDSP or TFSA (as applicable) may be subject to a penalty tax under the Tax Act. A Telesat Public Share will not be a “prohibited investment” provided that the holder, subscriber, or annuitant, as the case may be: (i) deals at arm’s length with the Company for purposes of the Tax Act and (ii) does not have a “significant interest” in the Company (within the meaning of the Tax Act). In addition, a Telesat Public Share will generally not be a “prohibited investment” for a RRSP, RRIF, RDSP, RESP, or TFSA if the Offered Share is an “excluded property” (as defined in the Tax Act) for such RRSP, RRIF, RDSP, RESP, or TFSA, as applicable. Holders of TFSAs or RDSPs, subscribers of RESPS, and annuitants of RRSPs or RRIFs should consult with their own tax advisors regarding whether the Telesat Public Shares would be prohibited investments.
MATERIAL CONTRACTS
Appendix A includes a summary description of certain of our material agreements. The summary description discloses all attributes material to an investor in the Qualified Shares but is not complete and is qualified by reference to the terms of the material agreements, which will be filed with the Canadian securities regulatory authorities and available on the system for electronic document analysis and retrieval (“SEDAR”), at www.sedar.com, under our profile following closing of the Transaction. Investors are encouraged to read the full text of such material agreements.
As of the date hereof, the following are our only material contracts (other than certain agreements entered into in the ordinary course of business):
(a)
Transaction Agreement and Plan of Merger dated November 23, 2020, between Telesat Canada, Telesat Corporation, Telesat Partnership, Telesat CanHold Corporation, Lion Combination Sub Corporation, Loral Space & Communications Inc., Public Sector Pension Investment Board, and Red Isle Private Investments Inc. See “Certain Relationships and Related Party Transactions — The Transaction” in Appendix A;

(b)
Trust Voting Agreement to be entered into on completion of the Transaction between TSX Trust Company, Telesat Corporation and Telesat Partnership;

(c)
Investor Rights Agreement dated November 23, 2020 between Telesat Corporation, Public Sector Pension Investment Board and Red Isle Private Investments Inc. See “Certain Relationships and Related Party Transactions — Investor Rights Agreements” in Appendix A;

(d)
Investor Rights Agreement dated November 23, 2020 between Telesat Corporation and MHR Fund Management LLC. See “Certain Relationships and Related Party Transactions — Investor Rights Agreements” in Appendix A;

(e)
Registration Rights Agreement dated November 23, 2020 between Telesat Corporation, Public Sector Pension Investment Board, and Red Isle Private Investments Inc., MHR Fund Management LLC, and certain holders and investors of MHR Fund Management LLC. See “Description of Share Capital — Registration Rights and Tag Along Rights between MHR and PSP Investments” in Appendix A;

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(f)
Amended and Restated Limited Partnership Agreement of Telesat Partnership to be entered into on completion of the Transaction between Telesat Corporation, Red Isle Private Investments Inc., Public Sector Pension Investment Board, Henry Intven, John Cashman, Clare Copeland and each other person who will be admitted to Telesat Partnership as a limited partner. See “Corporate Governance — Telesat Partnership Governance” in Appendix A;

(g)
Trust Indenture dated October 11, 2019, with respect to Telesat Canada’s 6.500% Senior Notes due 2027 (the “Senior Notes”), between Telesat Canada, Telesat LLC, as co-issuer, the guarantors party thereto and The Bank of New York Mellon, as Trustee;

(h)
Trust Indenture dated December 6, 2019, with respect to Telesat Canada’s 4.875% Senior Secured Notes due 2027 (the “2027 Senior Secured Notes”), between Telesat Canada, Telesat LLC, as co-issuer, the guarantors party thereto and The Bank of New York Mellon, as Trustee;

(i)
Amendment No. 6, dated as of December 6, 2019, to the Credit Agreement, dated as of March 28, 2012, as amended by Amendment No. 1, dated as of April 2, 2013, as further amended by Amendment No. 2, dated as of November 17, 2016, as further amended by Amendment No. 3, dated as of December 19, 2016, as further amended by Amendment No. 4, dated as of February 1, 2017, as further amended by Amendment No. 5, dated as of April 26, 2018, by and among Telesat Holdings, Inc., Telesat Canada, Telesat LLC, the guarantors thereto, JP Morgan Chase Bank, N.A., as administrative agent, and the other lenders party thereto, as amended; and

(j)
Trust Indenture dated April 27, 2021, with respect to Telesat Canada’s 5.625% Senior Secured Notes due 2026 (the “2026 Senior Secured Notes”), between Telesat Canada, Telesat LLC, as co-issuer, the guarantors party thereto and The Bank of New York Mellon, as Trustee.

Copies of the foregoing documents will be available following the closing of the Transaction on SEDAR at www.sedar.com.
CREDIT RATINGS OF SECURITIES
Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. As of the date of this Non-Offering Prospectus, Telesat Canada’s credit ratings from designated rating organizations are as follows:
Ratings	Moody’s	S&P
Senior Notes	Caa1	B
2027 Senior Secured Notes	B1	BB−
2026 Senior Secured Notes	B1	BB−
Telesat Canada has received credit ratings from each of Moody’s Investors Services, Inc. (“Moody’s”) and Standard & Poor’s Rating Services Inc. (“S&P”) in connection with the offering of each of its outstanding 2027 Senior Secured Notes, 2026 Senior Secured Notes, and Senior Notes. Moody’s rating outlook for Telesat Canada is under review. S&P’s rating of Telesat Canada is on CreditWatch with negative implications.
Rating agencies rate long-term debt instruments with rating categories ranging from a high of “AAA” to a low of “D” (“C” in the case of Moody’s). Debt obligations assigned a rating of “B” from Moody’s are considered speculative and are subject to high credit risk. Debt obligations assigned a rating of “Caa” from Moody’s are judged to be speculative of poor standing and are subject to very high credit risk. Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. Moody’s loss given default (“LGD”) assessments are opinions about expected loss given default expressed as a percent of principal amount and accrued interest at the resolution of the default. LGD2 assesses a loss range of between 10% and 30% and LGD5 assesses a loss range of between 70% and 90%.

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Long-term obligations assigned a rating of “CCC” from S&P are assessed to be currently vulnerable to nonpayment and dependent upon favourable business, financial, and economic conditions for the obligor to meet its financial commitments on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitments on the obligation. A debt obligation rated “B” by S&P is more vulnerable to nonpayment than obligations rated “BB”, but the obligor currently has the capacity to meet its financial commitments on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitments on the obligation. S&P modifies its ratings by the addition of (+) or (-) to show relative standing within the rating categories. Recovery ratings focus solely on expected recovery in the event of a payment default of a specific issue, and they utilize a numerical scale that runs from 1+ to 6. The recovery rating is not linked to, or limited by, the issuer credit rating or any other rating, and provides a specific opinion about the expected recovery. A recovery rating of “2” denotes an expectation of substantial (i.e., 70% – 90%) recovery in the event of default while a rating of “6” denotes an expectation of negligible (i.e., 0 – 10%) recovery in the event of default.
The credit ratings assigned by Moody’s and S&P are not a recommendation to purchase, sell or hold the Company’s debt securities or the Company’s equity shares and do not comment on market price or suitability for a particular investor. There can be no assurance that the ratings will remain in effect for any given period of time or that the ratings will not be revised or withdrawn entirely by any or all of Moody’s and S&P at any time in the future if in their judgement circumstances so warrant. The Company has made, and anticipates making, payments to each of Moody’s and S&P in connection with the confirmation of such ratings for purposes of the offering of debt securities.
LEGAL MATTERS
Certain matters of Canadian law will be passed upon for us by Stikeman Elliott LLP, Toronto, Canada. We are being represented by Wachtell, Lipton, Rosen & Katz, New York, New York with respect to certain matters of U.S. law. As of the date hereof the partners and associates of each of Stikeman Elliott LLP, as a group, and Wachtell, Lipton Rosen & Katz, as a group, beneficially owned, directly or indirectly, less than 1% of the outstanding Telesat Corporation Shares or Partnership Units.
EXPERTS
The Company’s consolidated financial statements as of December 31, 2020, and December 31, 2019, and for each of the three years in the period ended December 31, 2020, included in this prospectus, have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report appearing herein. Deloitte LLP is independent with respect to the Company within the meaning of the rules of professional conduct of the Chartered Professional Accountants of Ontario. The offices of Deloitte LLP are located at Bay Adelaide East, 8 Adelaide Street West, Suite 200, Toronto, Ontario, M5H 0A9, Canada.
The financial statement of Telesat Corporation as of December 31, 2020 included in this prospectus, has been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report appearing herein. Deloitte LLP is independent with respect to Telesat Corporation within the meaning of the rules of professional conduct of the Chartered Professional Accountants of Ontario. The offices of Deloitte LLP are located at Bay Adelaide East, 8 Adelaide Street West, Suite 200, Toronto, Ontario, M5H 0A9, Canada.
The financial statement of Telesat Partnership LP as of December 31, 2020, included in this prospectus, has been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report appearing herein. Deloitte LLP is independent with respect to Telesat Partnership LP within the meaning of the rules of professional conduct of the Chartered Professional Accountants of Ontario. The offices of Deloitte LLP are located at Bay Adelaide East, 8 Adelaide Street West, Suite 200, Toronto, Ontario, M5H 0A9, Canada.
The financial statements of Loral Space & Communications Inc. and its subsidiaries as of December 31, 2020, 2019, and 2018 and for the years then ended and the related financial statement schedules, included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, appearing herein. Deloitte & Touche LLP, an independent registered public

6

accounting firm is independent with respect to Loral Space & Communications Inc. and its subsidiaries in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB, as stated in their report, appearing herein. The offices of Deloitte & Touche LLP are located at 30 Rockefeller Plaza, New York, New York 10112.
There is no person or company whose profession or business gives authority to a report, valuation, statement or opinion made by such person or company and who is named as having prepared or certified a report, valuation or statement in this prospectus other than Deloitte LLP, Deloitte & Touche LLP, and Stikeman Elliott LLP.
SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER
Holders of Partnership Units are subject to a lockup period which expires on the date that is six months from the completion of the Transaction (the “Lock-Up Period”), during which Partnership Units will generally not be transferable or exchangeable. Following expiration of the Lock-Up Period, Partnership Units will be exchangeable for the applicable class of Telesat Corporation Shares (depending on the residency of the exercising unitholder) and subject to restrictions on other transfers. See “Description of Telesat Partnership Units and GP Units” in Appendix A.
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Other than as may be described in this Non-Offering Prospectus or Appendix A (including, without limitation the related party transactions described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Related Party Transactions”, “Certain Relationships and Related Party Transactions” and “The Transaction” in Appendix A), there are no material interests, direct or indirect, of any of our directors or executive officers, any shareholder that beneficially owns, or controls or directs (directly or indirectly), more than 10% of any class or series of our outstanding voting securities, or any associate or affiliate of any of the foregoing persons, in any transaction within the three years before the date hereof that has materially affected or is reasonably expected to materially affect us or any of our subsidiaries.
AUDITORS, TRANSFER AGENTS AND REGISTRARS
Deloitte LLP, Chartered Professional Accountants, located at Bay Adelaide East, 8 Adelaide Street West, Suite 200, Toronto, Ontario, M5H 0A9, Canada, is our auditor.
The transfer agent and registrar for the Telesat Corporation Shares will be Computershare Trust Company, N.A. at its principal office in Canton, Ohio, and in Canada will be Computershare Investor Services Inc. at its principal office in Calgary, Alberta.
EXEMPTIONS
The Company has received exemptive relief from securities regulatory authorities in the provinces and territories of Canada (the “CSA”), such that:
(a)
an offer to acquire outstanding Class A Shares or Class B Variable Voting Shares which would constitute a take-over bid under applicable securities legislation as a result of the securities subject to the offer to acquire, together with the offeror’s securities, representing in the aggregate 20% or more of the outstanding Class A Shares or Class B Variable Voting Shares, as the case may be, at the date of the offer to acquire, be exempt from the requirements set out in Part 2 of National Instrument 62-104 – Take-Over Bids and Issuer Bids (“NI 62-104”) applicable to take-over bids (the “TOB Relief”); provided that the securities subject to the offer to acquire, together with the offeror’s securities, would not represent in the aggregate 20% or more of the outstanding Class A Shares and Class B Variable Voting Shares, as the case may be, calculated using (i) a denominator comprised of all of the outstanding Class A Shares and Class B Variable Voting Shares, determined in accordance with subsection 1.8(2) of NI 62-104 on a combined basis, as opposed to a per-class basis, and (ii) a numerator including as offeror’s securities all of the Class A Shares and Class B Variable Voting Shares, as applicable, that constitute offeror’s securities;

(b)
an acquiror who acquires, during a take-over bid or an issuer bid, beneficial ownership of, or control or direction over, Class A Shares or Class B Variable Voting Shares, as the case may be, that, together

7

with the acquiror’s securities of that class, would constitute 5% or more of the outstanding Class A Shares or Class B Variable Voting Shares, as the case may be, be exempt from the requirement set out in section 5.4 of NI 62-104 to issue and file a news release (the “News Release Relief”); provided that the Class A Shares or Class B Variable Voting Shares, as the case may be, that the acquiror acquires beneficial ownership of, or control or direction over, when added to the acquiror’s securities of that class, would not constitute 5% or more of the outstanding Class A Shares or Class B Variable Voting Shares, as the case may be, calculated using (i) a denominator comprised of all of the outstanding Class A Shares and Class B Variable Voting Shares, determined in accordance with subsection 1.8(2) of NI 62-104 on a combined basis, as opposed to a per-class basis, and (ii) a numerator including as acquiror’s securities, all of the Class A Shares and Class B Variable Voting Shares, as applicable, that constitute acquiror’s securities;
(c)
an acquiror who triggers the disclosure and filing obligations pursuant to the early warning requirements set out in applicable securities legislation with respect to the Class A Shares or Class B Variable Voting Shares, as the case may be, be exempt from such requirements (the “Early Warning Relief”); provided that (i) the acquiror complies with the early warning requirements, except that, for the purpose of determining the percentage of outstanding Class A Shares or Class B Variable Voting Shares, as the case may be, that the acquiror has acquired or disposed of beneficial ownership, or acquired or ceased to have control or direction over, the acquiror calculates the percentage using (A) a denominator comprised of all of the outstanding Class A Shares and Class B Variable Voting Shares, determined in accordance with subsection 1.8(2) of NI 62-104, on a combined basis, as opposed to a per-class basis, and (B) a numerator including, as acquiror’s securities, all of the Class A Shares and Class B Variable Voting Shares, as applicable, that constitute acquiror’s securities; or (ii) in the case of an acquiror that is an eligible institutional investor, the acquiror complies with the requirements of the alternative monthly reporting system set out in Part 4 of National Instrument 62-103 — The Early Warning System and Related Take-Over Bid and Insider Reporting Issues (“NI 62-103”) to the extent it is not disqualified from filing reports thereunder pursuant to section 4.2 of NI 62-103, except that, for purposes of determining the acquiror’s securityholding percentage, the acquiror calculates its securityholding percentage using (A) a denominator comprised of all of the outstanding Class A Shares and Class B Variable Voting Shares determined in accordance with subsection 1.8(2) of NI 62-104 on a combined basis, as opposed to a per-class basis, and (B) a numerator including all of the Class A Shares and Class B Variable Voting Shares, as applicable, beneficially owned or controlled by the eligible institutional investor;

(d)
an issuer bid made by the Company in the normal course on a published market, other than a designated exchange, with respect to Class A Shares or Class B Variable Voting Shares, as the case may be, be exempt from the requirements in Part 2 of NI 62-104 applicable to issuer bids (the “NCIB Relief” and, together with the TOB Relief, the News Release Relief and the Early Warning Relief, the “Bid Relief”); provided that the Company complies with the conditions in subsection 4.8(3) of NI 62-104, except that: (i) the bid is for not more than 5% of the outstanding Class A Shares and Class B Variable Voting Shares on a combined basis, as opposed to a per class basis, and (ii) the aggregate number of Class A Shares and Class B Variable Voting Shares acquired in reliance on the NCIB Relief by the Issuer and any person acting jointly or in concert with the Issuer within any 12-month period does not exceed 5% of the outstanding Class A Shares and Class B Variable Voting Shares on a combined basis, as opposed to a per-class basis, at the beginning of such 12-month period; and

(e)
the Company be exempt (the “Alternative Disclosure Relief”, and together with the Bid Relief, the “Aggregation Relief”) from the disclosure requirements in Item 6.5 of Form 51-102F5 — Information Circular (“Form 51- 102F5”); provided that the Company provides the disclosure required by Item 6.5 of Form 51-102F5 except that for the purposes of determining the percentage of voting rights attached to the Class A Shares or Class B Variable Voting Shares, the Issuer calculates the voting percentage using (i) a denominator comprised of all of the outstanding Class A Shares and Class B Variable Voting Shares on a combined basis, as opposed to a per class basis, and (ii) a numerator including all of the Class A Shares and Class B Variable Voting Shares beneficially owned, or over which control or direction is exercised, directly or indirectly, by any person who, to the knowledge of the Issuer’s directors or executive officers, beneficially owns, controls or directs, directly or indirectly,

8

voting securities carrying 10% or more of the voting rights attached to the outstanding Class A Shares and Class B Variable Voting Shares on a combined basis, as opposed to a per-class basis.
The Company also received exemptive relief from: (i) subsections 12.2(3) and 12.2(4) of NI 41-101; (ii) Item 1.13(1) of Form 41-101F1; (iii) Item 1.12(1) of Form 44-101F1 — Short Form Prospectus (including in respect of any equivalent disclosure in a prospectus or prospectus supplement filed pursuant to National Instrument 44-102 — Shelf Distributions); (iv) subsection 10.1(a), 10.1(4) and 10.1(6) of National Instrument 51-102 — Continuous Disclosure Obligations (“NI 51-102”); and (iv) subsections 2.3(1)(1.), 2.3(1)(3.) and 2.3(2) of Ontario Securities Commission Rule 56-501 — Restricted Shares, in each case relating to the use of restricted security terms; provided that (i) the Class B Variable Voting Shares be referred to as “Class B Variable Voting Shares”, (ii) the Class C Limited Voting Shares be referred to as “Class C Limited Voting Shares”, and (iii) the Class B Units be referred to as “Class B Units” (the “Nomenclature Relief”). In connection with the Nomenclature Relief, the Company has filed an undertaking with the Ontario Securities Commission (the “OSC”) pursuant to which it has agreed that until such time that the articles of the Company are amended to remove the Super Voting Shares from the Company’s authorized share capital, no Super Voting Shares will be issued.
In addition, the Aggregation Relief and the Nomenclature Relief require that the Company disclose such relief and their terms and conditions in each of its annual information forms and management information circulars filed on SEDAR and in any other filing where the characteristics of its securities are described.
Telesat Partnership received from the CSA exemptive relief from the continuous disclosure requirements of NI 51-102, allowing Telesat Partnership to satisfy its Canadian continuous disclosure obligations by relying on the Canadian continuous disclosure documents filed by Telesat Corporation, for so long as certain conditions are satisfied. In connection therewith, Telesat Partnership received an exemption from the requirements of National Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings (the “Certification Requirements”), the requirements of National Instrument 52-110 — Audit Committees (the “Audit Committee Requirements”) and the requirements of National Instrument 58-101 — Disclosure of Corporate Governance Practices (the “Corporate Governance Requirements”) permitting Telesat Partnership to also satisfy the Certification Requirements, Audit Committee Requirements, and Corporate Governance Requirements by relying on the continuous disclosure documents prepared and certified by the Company and the audit committee and corporate governance practices implemented by the Company.
Telesat Partnership also received from the CSA exemptive relief from the “insider reporting requirements” (as defined in under National Instrument 14-101 – Definitions) in respect of Telesat Partnership; provided that, among other things, (i) a filer insider complies with the conditions in sections 13.3(3)(a) and (c) of NI 51-102 and (ii) the Company and the Partnership continue to satisfy relief granted to the Company and the Partnership in respect of certain continuous disclosure requirements.
The Company has also filed an undertaking with the OSC pursuant to which it has agreed to provide reasonable prior notice to the OSC in the event the Company intends to issue a series of preferred shares that: (a) carry a greater number of votes on a per share basis, irrespective of the number or percentage of preference shares owned, than the Telesat Corporation Shares or (b) would cause any of the factors set out in section 4.1 of OSC Rule 56-501 — Restricted Shares to be present in relation to the Telesat Corporation Shares regardless of any existing restrictions on the Telesat Corporation Shares due to the existence of the preferred shares.

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APPENDIX A
Additional Disclosure Regarding Telesat Corporation and Telesat Partnership LP

GENERAL MATTERS
On November 23, 2020, Loral Space & Communications Inc. (“Loral”) and Telesat Corporation (“Telesat Corporation”) entered into a Transaction Agreement and Plan of Merger (as it may be amended from time to time and including all exhibits and schedules thereto, the “Transaction Agreement”) with Telesat Canada (“Telesat” or “Telesat Canada”), Telesat Partnership LP (“Telesat Partnership”), Telesat CanHold Corporation (“Telesat CanHoldco”), Lion Combination Sub Corporation (“Merger Sub”), Public Sector Pension Investment Board (“PSP Investments”) and Red Isle Private Investments Inc. (“Red Isle”). The Transaction Agreement provides that, subject to the terms and conditions therein, Merger Sub will merge with and into Loral, with Loral surviving the merger as a wholly owned subsidiary of Telesat Partnership (the “Merger,” together with the other transactions contemplated by the Transaction Agreement, the “Transaction”). The Transaction is expected to close in the fourth quarter of 2021, subject to the receipt of the required regulatory approvals and other customary conditions. See “Certain Relationships and Related Party Transactions — The Transaction”.
Following the completion of the Transaction, our authorized share capital will include Class A common shares (the “Class A Shares”), Class B variable voting shares (the “Class B Variable Voting Shares,” and together with the Class A Shares, the “Telesat Public Shares”), Class C fully voting common shares (the “Class C Fully Voting Shares”), Class C limited voting common shares (the “Class C Limited Voting Shares”, and together with the Class C Fully Voting Shares, “Class C Shares”, and the Class C Shares together with the Telesat Public Shares, the “Telesat Corporation Shares”), a Class A Special Voting Share (the “Class A Special Voting Share”), a Class B Special Voting Share (the “Class B Special Voting Share”), a Class C Special Voting Share (the “Class C Special Voting Share”, and together with the Class A Special Voting Share and Class B Special Voting Share, the “Special Voting Shares”), the Golden Share (the “Golden Share”) and “blank check” Class A Preferred Shares (the “Class A Preferred Shares”). All of the Telesat Corporation Shares will have equivalent economic rights. The Special Voting Shares and the Golden Share will have no material economic rights.
We use various trademarks, trade names and service marks in our business, including Telesat and Telesat Lightspeed. For convenience, we may not include the ® or ™ symbols, but such omission is not meant to indicate that we would not protect our intellectual property rights to the fullest extent allowed by law. Any other trademarks, trade names or service marks referred to in this prospectus are the property of their respective owners.
Unless otherwise stated, references to “Telesat,” the “Company,” “we,” “us”or “our” in this prospectus refers to Telesat Canada and its subsidiaries before the closing of the Transaction, and to Telesat Corporation and its subsidiaries (including Telesat Canada and Telesat Partnership LP) after the closing of the Transaction.
A registration statement on Form F-4 (the “Registration Statement”) with respect to the Telesat Corporation Shares and Telesat Partnership Units to be issued to stockholders of Loral and certain shareholders of Telesat upon consummation of the Transaction was filed with the U.S. Securities and Exchange Commission (the “SEC”). The Registration Statement was declared effective by the SEC on June 30, 2021 and was mailed to stockholders of Loral in connection with the Loral stockholders’ meeting to approve the Transaction. The Loral stockholders’ meeting was held on August 23, 2021 and the Transaction was approved (including the approval by a majority of disinterested Loral stockholders). The Registration Statement included information that will constitute a prospectus of each of Telesat Corporation and Telesat Partnership under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”) upon consummation of the Transaction. Telesat Corporation and Telesat Partnership have utilized the disclosure included in the Registration Statement to prepare this Appendix A and have made the necessary edits and updates to the disclosure given the passage of time since the Registration Statement was declared effective and to supplement the disclosure to comply with applicable Canadian securities law prospectus requirements.

A-i

PRESENTATION OF FINANCIAL INFORMATION
The financial statements of Telesat Corporation and Telesat Canada included in this prospectus are presented in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The financial statements of Loral included in this prospectus are presented in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).
The financial statements of Telesat Canada that are included in this prospectus consist of (i) consolidated balance sheets as of December 31, 2020 and 2019, and the consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2020, and (ii) unaudited interim condensed consolidated balance sheets as of September 30, 2021, and the unaudited interim condensed consolidated statements of (loss) income and comprehensive (loss) income for the three and nine months ended September 30, 2021 and unaudited interim condensed consolidated statements of changes in shareholders’ equity and cash flows for the nine months ended September 30, 2021 and 2020.
The financial statements of Telesat Corporation and Telesat Partnership LP that are included in this prospectus consist of an audited balance sheet as of December 31, 2020 and unaudited interim balance sheet as of September 30, 2021.
The financial statements of Loral that are included in this prospectus consist of (i) consolidated balance sheets as of December 31, 2020, 2019 and 2018 and consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for the years then ended and (ii) unaudited interim condensed consolidated balance sheets as of September 30, 2021, and unaudited condensed interim consolidated statements of operations and comprehensive (loss) income, and shareholders’ equity for the three and nine months ended September 30, 2021 and 2020 and unaudited interim condensed consolidated statements of cash flows for the nine months ended September 30, 2021 and 2020.
The pro forma financial statements included in this prospectus reflect the Transaction, which is expected to close in the fourth quarter of 2021, as if the Transaction had occurred on of January 1, 2020 for purposes of the selected statements of income (loss), and September 30, 2021, for purposes of the selected unaudited balance sheet information. For more information, see “Unaudited Pro Forma Condensed Consolidated Financial Information and Financial Statements.”

A-ii

FREQUENTLY USED TERMS
This prospectus generally does not use technical defined terms, but a few frequently used terms may be helpful for you to have in mind at the outset. Unless otherwise specified or if the context so requires, the following terms have the meanings set forth below for purposes of this prospectus:
“2026 Senior Secured Notes” means the 5.625% Senior Secured Notes due in December 2026 issued by Telesat Canada and Telesat LLC, as the co-issuer.
“5% Holder” means, with respect to a person, that such person, together with its affiliates, beneficially owns 5% or more of the fully diluted Telesat Corporation Shares.
“8.875% Senior Notes” means the 8.875% Senior Notes originally due in November 2024 issued by Telesat Canada and Telesat LLC, as the co-issuer, which were repaid in October 2019.
“BCBCA” means the Business Corporations Act (British Columbia).
“CBCA” means the Canada Business Corporations Act.
“Change of Control” means (i) any person who, together with its affiliates and associates, acquires beneficial ownership of at least a majority of the Telesat Corporation Shares on a fully diluted basis, including by way of any arrangement, amalgamation, merger, consolidation, combination or acquisition of Telesat Corporation with, by or into another corporation, entity or person in one or more related transactions, or (ii) the sale of all or substantially all of the assets of Telesat Corporation to a third party.
“Class A Shares” means the Class A common shares of Telesat Corporation.
“Class A Special Voting Share” means the Class A Special Voting Share of Telesat Corporation.
“Class A Units” means the Class A units of Telesat Partnership.
“Class B Variable Voting Shares” means the Class B common shares of Telesat Corporation.
“Class B Special Voting Share” means the Class B Special Voting Share of Telesat Corporation.
“Class B Units” means the Class B units of Telesat Partnership.
“Class C Fully Voting Shares” means the Class C fully voting shares of Telesat Corporation.
“Class C Limited Voting Shares” means the Class C limited voting shares of Telesat Corporation.
“Class C Shares” means, together, the Class C Fully Voting Shares and the Class C Limited Voting Shares.
“Class C Special Voting Share” means the Class C Special Voting Share of Telesat Corporation.
“Class C Units” means the Class C units of Telesat Partnership.
“Closing” means the consummation of the transactions occurring on the First Closing Day and Second Closing Day (as such terms are defined in the Transaction Agreement).
“Commissioner of Competition” means the Commissioner of Competition appointed pursuant to the Competition Act (Canada) or a person designated or authorized pursuant to the Competition Act (Canada) to exercise the powers and perform the duties of the Commissioner of Competition.
“GAAP” means U.S. generally accepted accounting principles, as consistently applied by Loral prior to the date of the Transaction Agreement.
“Golden Share” means the Golden Share without par value in the capital of Telesat Corporation.
“IFRS” means the International Financing Reporting Standards as issued by the International Accounting Standards Board.
“Independent Audit Committee Director” means a director who (i) satisfies the independence requirements of the applicable U.S. and/or Canadian securities exchanges on which the Telesat Public

A-iii

Shares are listed, (ii) is “independent” of Telesat Corporation within the meaning of National Instrument 52-110 — Audit Committees of the Canadian Securities Administrators and (iii) is “independent” of Telesat Corporation within the meaning of Section 10A(m)(3)(B) of the United States Securities Exchange Act of 1934.
“Investor Rights Agreements” means, together, the two separate investor rights agreements entered into between Telesat Corporation and each of MHR and PSP Investments on November 23, 2020.
“Lock-Up Period” means six months following the consummation of the Transaction.
“Loral Common Shares” means, collectively, shares of the Loral Non-Voting Common Stock and the Loral Voting Common Stock.
“Loral Non-Voting Common Stock” means the Non-Voting Common Stock of Loral, US$0.01 par value per share, as defined in the Certificate of Incorporation of Loral.
“Loral Voting Common Stock” means the Voting Common Stock of Loral, US$0.01 par value per share, as defined in the Certificate of Incorporation of Loral.
“Partnership Agreement” means the amended and restated limited partnership agreement of Telesat Partnership, to be entered into between Telesat Corporation, Red Isle, PSP Investments, Henry Intven, John Cashman, Clare Copeland and each other person who will be admitted to Telesat Partnership as a limited partner in accordance with the provisions thereof on the First Closing Day, substantially in the form attached as Annex L to the proxy statement/prospectus in connection with the Transaction.
“prospectus” means this non-offering prospectus, including this Appendix A.
“Registration Rights Agreement” means the registration rights agreement entered into between Telesat Corporation, MHR and certain of its affiliates and PSP Investments in connection with the Transaction, which will come into effect at the Effective Time pursuant to its terms.
“SEC” means the U.S. Securities and Exchange Commission.
“Senior Notes” means the 6.5% Senior Notes due in 2027 issued by Telesat Canada and Telesat LLC, as the co-issuer.
“Senior Secured Credit Facilities” means the two outstanding secured credit facilities comprising a revolving facility maturing in 2024 and Term Loan B maturing in 2026.
“Senior Secured Notes” means the 4.875% Senior Secured Notes due in 2027 issued by Telesat Canada and Telesat LLC, as the co-issuer.
“Special Nomination Termination Date” means the earlier of: (i) Telesat Corporation’s annual meeting of shareholders held in calendar year 2024 (unless that meeting is held more than 30 days prior to the one-year anniversary of Telesat Corporation’s annual meeting of shareholders held in calendar year 2023, in which case, Telesat Corporation’s annual meeting of shareholders held in calendar year 2025), and (ii) the Special Board Date (as defined under the section “Description of Telesat Partnership Units and GP Units — Amendments to the Partnership Agreement”).
“Special Voting Shares” means, together, the Class A Special Voting Share, the Class B Special Voting Share and the Class C Special Voting Share.
“Specially Designated Director” means a person who:
(i)
is designated as a director pursuant to Article 10.2(a)(iii) of the Telesat Articles;

(ii)
meets the criteria for an Independent Audit Committee Director;

(iii)
is not an affiliate or associate of PSP Investments, MHR or their permitted assignees (or any of their respective affiliates);

(iv)
together with such person’s immediate family and affiliates, has not received compensation or

A-iv

payments from PSP Investments, MHR or their permitted assignees (or any of their respective affiliates) in any of the past three (3) years in an amount in excess of US$120,000 per annum, excluding for these purposes any directors fees; and
(v)
is Canadian.

“Telesat-to-Telesat Corporation Exchange Ratio” means 0.4136 Telesat Corporation Shares for each Telesat Common Share, Telesat Non-Voting Participating Preferred Share or Telesat Voting Participating Preferred Share (including all outstanding shares in the capital of Telesat underlying Telesat Options, Telesat Tandem SARs and Telesat RSUs).
“Telesat Articles” means the Articles of Amalgamation of Telesat Canada dated January 1, 2017.
“Telesat Common Shares” means the Common Shares of Telesat Canada as defined in the Telesat Articles.
“Telesat Control Transaction” means the consummation of a merger, amalgamation, arrangement or consolidation of Telesat Corporation, other than any transaction which would result in the holders of outstanding voting securities of Telesat Corporation (assuming the exchange of all outstanding Telesat Partnership Units for Telesat Corporation Shares) immediately prior to such transaction having at least a majority of the total voting power represented by the voting securities of the surviving entity outstanding immediately after such transaction, with the voting power of each such continuing holder relative to other continuing holders not being altered substantially in such transaction.
“Telesat Corporation Articles” means the organizational documents of Telesat Corporation, as amended and restated.
“Telesat Corporation Board” means the board of directors of Telesat Corporation.
“Telesat Corporation Shares” means, collectively, the Class A Shares, Class B Variable Voting Shares and Class C Shares of Telesat Corporation.
“Telesat Director Voting Preferred Shares” means the Director Voting Preferred Shares of Telesat Canada as defined in the Telesat Articles.
“Telesat Non-Voting Participating Preferred Shares” means the Non-Voting Participating Preferred Shares of Telesat Canada as defined in the Telesat Articles.
“Telesat Options” means options to purchase Telesat Non-Voting Participating Preferred Shares.
“Telesat Partnership Consideration” means the Telesat Partnership Units issued to a Loral stockholder that validly elects to receive (a) Class A Units if such Loral stockholder can demonstrate it is Canadian (as such term is defined in the Investment Canada Act) or (b) Class B Units, pursuant to the Transaction Agreement.
“Telesat Partnership Election” means an election by a Loral stockholder to receive units of Telesat Partnership pursuant to the Transaction Agreement.
“Telesat Partnership GP Units” means the general partnership units of Telesat Partnership.
“Telesat Partnership Units” means, together, the Class A Units, Class B Units and Class C Units of Telesat Partnership.
“Telesat Public Shares” means, together, the Class A Shares and Class B Variable Voting Shares of Telesat Corporation.
“Telesat RSUs” means restricted stock units that represent the right to receive Telesat Non-Voting Participating Preferred Shares.
“Telesat Tandem SARs” means tandem stock appreciation rights accompanying certain Telesat Options.

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“Telesat Voting Participating Preferred Shares” means the Voting Participating Preferred Shares of Telesat as defined in the Telesat Articles.
“Transaction Consideration” means, collectively, the Telesat Partnership Consideration and the Telesat Corporation Consideration.
“Trust” means the Telesat Corporation Trust, an irrevocable trust to be established by an individual and formed under the laws of the Province of Ontario pursuant to the Trust Agreement.
“Trust Agreement” means the trust agreement establishing the Trust, to be entered into between the settlor of the Trust and the Trustee on the First Closing Day.
“Trust Voting Agreement” means the voting agreement to be entered into between the Trustee, Telesat Corporation and Telesat Partnership on the First Closing Day.
“Trustee” means the trustee of the Trust, as determined from time to time in accordance with the Trust Agreement, who will initially be TSX Trust Company.
“Unwind Transaction” means, collectively, (i) the conversion of all of the Class B Variable Voting Shares into Class A Shares and (ii) the other transactions, events and occurrences specified in the Telesat Corporation Articles to occur upon an Unwind Trigger, including the redemption of the Golden Share and the Special Voting Shares and the expiration of the provisions in Part 24 of the Telesat Corporation Articles.
“Unwind Trigger” means the occurrence of both clauses (i) and (ii): (i) the occurrence of any one of the following: (A) the election of Telesat Corporation (which election, until the Special Board Date, must be made with the approval of the majority of the Specially Designated Directors (as defined under the section “Corporate Governance — Composition of the Telesat Corporation Board and Committees — Director Independence”) then in office) to effect the Unwind Transaction, if: (a) no person who is not a Canadian, or any voting group comprised of any persons who are not Canadians, in each case, beneficially owns or controls, directly or indirectly, one-third or more of the fully diluted Telesat Corporation Shares, (b) Telesat Corporation becomes widely held, such that at least 70% of the fully diluted Telesat Corporation Shares are held by holders that do not beneficially own or control, directly or indirectly (and are not members of any group that beneficially owns or controls, directly or indirectly), 10% or more of the fully diluted Telesat Corporation Shares, collectively, or are entitled to report their ownership interest in Telesat Corporation for purposes of U.S. federal securities laws on (i) Form 13F or (ii) Schedule 13G pursuant to Rule 13d-1(b) or Rule 13d-1(c) promulgated under the Exchange Act, and (c) a majority of the members of the Telesat Corporation Board remain Canadian (as defined in the Investment Canada Act) at the time of the Unwind Transaction or (B) a Change of Control; and (ii) both (1) the absence of any determination by the Telesat Corporation Board that the Unwind Transaction would constitute a breach of, or an acceleration of the performance of any obligation under, any material agreement of Telesat Corporation, in each case, within 60 days of written notice to the Telesat Corporation Board of the occurrence of any event set forth in (i) above; provided, however, that in the event of the occurrence of a Change of Control, the fact that such occurrence could be deemed as a Change of Control under Telesat Corporation’s outstanding indebtedness or other material agreements shall be excluded for purposes of this subclause (1) if such indebtedness is refinanced or intended to be refinanced in connection with the occurrence of such Change of Control; and (2) receipt by Telesat Corporation of all required governmental authorizations for the Unwind Transaction.

A-vi

PROSPECTUS SUMMARY
The following is a summary of the principal features of this prospectus and should be read together with the more detailed information and financial data and statements contained elsewhere in this prospectus, including the sections of this prospectus entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Combined Consolidated Financial Information and Financial Statements” and our consolidated financial statements and the related notes, and the financial statements, contained elsewhere in this prospectus.
Business (Page A-95)
Business Overview
Telesat is a leading global satellite operator, providing its customers with mission-critical communications services since the start of the satellite communications industry in the 1960s. Through a combination of advanced satellites and ground facilities and a highly expert and dedicated staff, our communications solutions support the requirements of sophisticated satellite users throughout the world. Over more than 50 years of operating history, we have demonstrated a deep commitment to customer service and led the way on many of the industry’s most groundbreaking innovations.
After decades of developing and successfully operating our geosynchronous orbit-based (“GEO”) satellite services business, we have commenced the development of what we believe will be the world’s most advanced constellation of Low Earth Orbit (“LEO”) satellites and integrated terrestrial infrastructure, called “Telesat Lightspeed” — a platform designed to revolutionize the provision of global broadband connectivity. Telesat Lightspeed has the potential to transform global satellite and terrestrial communications industries, dramatically increasing the Company’s addressable market from approximately US$18 billion to approximately US$365 billion and significantly expanding its growth potential. We seek to benefit from our historically strong and stable GEO-based satellite business and, by continuing to develop and deploy Telesat Lightspeed, capitalize on the growing demand for global broadband connectivity.
For the twelve months ended September 30, 2021, we generated Operating Profit of $358 million and Adjusted EBITDA of $618 million, representing an Operating Profit Margin of 46% and an Adjusted EBITDA margin of 80%.
Our Competitive Strengths
Telesat continues to be at the forefront of the satellite services industry, leading with outstanding customer service and a culture of engineering excellence and technological innovation. Today, we have a leading GEO business defined by one of the largest and most advanced satellite fleets in the world, occupying attractive orbital locations and offering high performing, mission critical services to hundreds of customers worldwide. We are building upon this existing communications platform by developing Telesat Lightspeed with the aim of creating a transformative and industry-leading fiber-like broadband network from the sky for commercial and government users globally.
The following competitive strengths characterize our business today and provide a strong foundation for Telesat Lightspeed:
•
Leading Global Satellite Operator with 50+ Years of Heritage and a Blue Chip Customer Base

•
Industry-Leading Engineering Expertise Driving Continuous Innovation

•
Portfolio of Strategic and Valuable Orbital Real Estate

•
Uniquely Positioned to Revolutionize Global Broadband Connectivity with Telesat Lightspeed

•
Contracted Revenue Backlog and Disciplined Management Supports Strong Revenue Visibility and High Cash Flow Generation

Our Growth Strategy
We plan to grow our business and profitability by supporting our existing customers and services and by developing and deploying Telesat Lightspeed. Telesat Lightspeed is a highly advanced, global,

enterprise-grade, integrated satellite and terrestrial network optimized to capture the growing demand for broadband connectivity in certain key market verticals around the world. Core to our growth strategy is leveraging our longstanding customer relationships, our deep technical, operating and regulatory expertise and our culture of outstanding customer service and continuous innovation.
The principal elements of our growth strategy are the following:
•
Follow a Disciplined GEO Satellite Operating and Expansion Strategy

•
Capture the Explosive Demand for Global Broadband Connectivity with Telesat Lightspeed

•
Opportunistically Engage in M&A Activity to Enhance our Competitive Position and Shareholder Value

Our GEO Business and Our LEO Opportunity
Overview of Our GEO Satellite Business
Our GEO satellite fleet is comprised of 15 satellites and offers global coverage with a concentration over the Americas. We have a leading position in the North American satellite video distribution market. Our GEO satellite fleet and ground infrastructure provide a platform supporting (i) strong video distribution and DTH neighborhoods in North America with blue chip customers and significant contracted backlog, and (ii) connectivity satellite services for customers around the world for backhaul, corporate networks, maritime and aero services and video distribution and contribution.
We offer our suite of GEO satellite services to more than 400 customers worldwide, which include some of the world’s leading DTH service providers, ISPs, network service integrators, telecommunications carriers, corporations and government agencies. We have established long-term, collaborative relationships with our customers and have developed a reputation for innovation, reliability and outstanding customer service.
Overview of The Market Opportunity: Growing Demand for High-Capacity, Fiber-like Broadband Connectivity Everywhere
Global broadband demand is increasing exponentially as the world is becoming increasingly connected and increasingly digital. Applications and programs that are critical to individuals, businesses and governments are built to run on the fast, low latency terrestrial networks that serve the majority of users in developed economies. Forecasted rates in IP-traffic are expected to grow from 156 exabytes per month in 2018 to 396 exabytes per month in 2022, a 26% compound annual growth rate, on a global basis, with the Middle East and Africa growing at 41% annually over the period between 2017 and 2022.1
A next-generation satellite broadband network must meet other market requirements for commercial broadband services:
•
High capacity

•
Global coverage

•
Simple to use

•
Resilient

•
Affordable

The Market Opportunity for Telesat Lightspeed in Key Vertical Markets
We estimate that the total addressable market (“TAM”) for our GEO services will reach ~US$18 billion by 2023.2

1
Cisco Annual Internet Report.

2
NSR Global Satellite Capacity Supply and Demand Study, 14th Edition.

Telesat Lightspeed will significantly increase our TAM, up to an estimated total of approximately US$365 billion in 2023, which we project will nearly double in light of the demand drivers that exist today (e.g., 4G/LTE backhaul in terrestrial vertical or passenger connectivity in aviation vertical), and could potentially triple by 2030s with evolving, more nascent applications with high bandwidth potential (e.g., 5G, the Internet of Things (“IoT”), backhaul, and operational data transport in aviation).
Telesat Lightspeed has been specifically optimized to serve vertical markets that require fiber-like connectivity beyond the reach of terrestrial networks. Our target markets span four verticals: (i) terrestrial, (ii) aviation, (iii) maritime and (iv) government.
Overview of Telesat Lightspeed
We have been developing Telesat Lightspeed with industry-leading partners for over five years in order to optimize and de-risk its performance. Telesat Lightspeed has been optimized to serve the fast-growing broadband connectivity requirements of fixed and mobile network operators, aeronautical and maritime users, enterprise customers and governments.
Telesat Lightspeed will consist of 298 state-of-the-art interconnected LEO satellites coupled with a sophisticated and integrated terrestrial infrastructure to create a fiber-like broadband network from the sky for commercial and government users worldwide. Our fleet will be composed of 78 polar orbit satellites and 220 inclined orbit satellites, providing full global coverage while concentrating capacity over geographic regions of highest demand. Additional satellites and ground facilities can be added to the network to meet increased user demand as and when required.
We anticipate diverse sources of financing, including (subject to compliance with our borrowing covenants) our current cash-on-hand, expected cash flows of our GEO business, proceeds we expect to receive from the repurposing of U.S. C-band spectrum, potential future equity issuance, and future borrowings, including from export credit agencies and governmental sources.
Revenue commitments for Telesat Lightspeed, which includes our contract with the Government of Canada announced in November 2020, were approximately US$663 million as at September 30, 2021. In addition, the Government of Ontario has purchased, over a five-year term, a $109 million dedicated Telesat Lightspeed capacity pool to be made available at substantially reduced rates to Canadian Internet service providers (ISPs), and mobile network operators. See “Business — The Competitive Landscape for Our Services — Strong government support” for a further description of the Government of Canada and Government of Ontario commitments.
Key design features of Telesat Lightspeed include:
•
Hybrid orbits:   Telesat satellites fly in an innovative combination of polar and inclined orbits, another ‘industry-first’ for Telesat, resulting in complete global coverage, including polar areas, and with the geographic distribution of satellite capacity matched to demand — less capacity over more remote polar regions and highest capacity over the most populated areas.

•
Phased array antennas:   Sophisticated flat panel all-electronic antennas on each satellite rapidly scan the earth, nearly-instantaneously hopping from one beam location to another, allowing Telesat Lightspeed to efficiently serve both widely separated user terminals as well as areas of dense and highly concentrated demand, including hot spots such as busy airports and seaports.

•
Data processing in space:   Telesat Lightspeed satellites perform full digital modulation, demodulation and data routing in space, allowing for higher capacity software-defined satellite payloads, enabling efficient use of digital inter-satellite links, providing for highly secure, efficient and flexible global traffic routing, and significantly reducing the feeder link capacity and number of earth stations required to provision full system capacity.

•
OISLs:   High speed data will travel at the speed of light from one satellite to another, faster than terrestrial fiber, resulting in an interconnected global mesh network that will allow Telesat Lightspeed to respond to pockets of high demand anywhere on earth, including across oceans, in remote polar regions, in areas where ground infrastructure may be disrupted by natural disaster, and over areas of political or civil unrest where a regional earth station may be impossible to build and operate.

Telesat Lightspeed Performance Features
Telesat Lightspeed will provide critical features and functionality that will make it a highly compelling value proposition in the market verticals it has been optimized to serve, including:
•
High throughput:   Individual links will be at speeds in the gigabits per second and Telesat Lightspeed will have multiple terabits per second of total usable capacity;

•
Low latency:   Data will travel from the customer location to the internet (or the customer’s network) in 30 to 50 ms, which is roughly 20 times faster than the latency that GEO satellites can provide;

•
Low cost:   With its highly innovative design, Telesat Lightspeed will have a cost advantage over other satellite broadband solutions, enhancing its competitiveness and expanding the addressable market for satellite-delivered connectivity solutions;

•
Focused and flexible capacity:   The network will be able to dynamically allocate high capacity where and when customers require it, and will be able to reconfigure that capacity distribution as customer demand changes and evolves;

•
True global coverage:   Telesat Lightspeed will provide coverage of the Earth’s entire surface, from pole to pole, fulfilling the needs of governments and mobility markets, such as aviation and maritime for global network coverage and providing a uniform connectivity experience;

•
Plug & play:   Customers want to connect to a satellite network as seamlessly as they do to terrestrial fiber networks today. Telesat Lightspeed will make it easy for customers to connect to the network and communicate through it. Metro Ethernet Forum standards-compliant services further simplify the integration of the network into plug & play customer provisioning, operations and billing systems; and

•
Unmatched security and resiliency:   By using hundreds of interconnected satellites on both polar and inclined orbits and multiple beams on each satellite, combined with the ability to dynamically reshape beam patterns on the Earth, we believe Telesat Lightspeed will provide a level of resiliency and protection against interference never before available in satellite communications. In addition, industry-standard encryption will protect the network control functions, providing a high-level of security.

Since January 2018, we have used the Phase 1 LEO satellite to demonstrate key features of our LEO system design, specifically the capability of the satellite and customer terminals to deliver a low latency broadband experience. We have conducted successful demonstrations in each of the key vertical markets we are targeting.
Recent Developments
Government of Canada Investment
On August 12, 2021, Telesat announced that it expects to receive a $1.44 billion investment from the Government of Canada to support Telesat Lightspeed. Under the terms of the agreement, the Government of Canada would provide a loan of $790 million and make a $650 million preferred equity investment in Telesat LEO Inc., an indirect operating subsidiary that will hold substantially all of the assets of Telesat Lightspeed. In return, Telesat will commit to make certain minimum capital and operating expenditures in Canada in connection with the program to create hundreds of Canadian high-quality, full-time jobs and co-ops and provide academic scholarships and, in addition, we will grant to the Government of Canada warrants to purchase a number of Telesat Public Shares with an aggregate price equal to (i) 10% of the principal amount of the loan and (ii) 10% of the subscription amount of the preferred equity investment in Telesat LEO Inc. at an exercise price equal to the 180-day volume weighted average trading price of the Telesat Public Shares on the Nasdaq immediately after the listing of the Telesat Public Shares. See “Business — Overview of Telesat Lightspeed”. With the investment from the Government of Canada and other financing sources already in place, Telesat now has arrangements for approximately $4 billion in funding for the program. These arrangements, including the Government of Canada investment, are subject to a number of conditions, including the entry by Telesat into definitive agreements with the Government of

Canada with respect to such investment as well as entering into definitive agreements with other lenders for the balance of funds required to complete the program.
2026 Senior Secured Notes Offering
On April 27, 2021, Telesat Canada, as issuer, and Telesat LLC, as co-issuer (together with Telesat Canada, the “Co-Issuers”), issued US$500 million in aggregate principal amount of 5.625% Senior Secured Notes due 2026 (the “2026 Senior Secured Notes” and such offering, the “Debt Offering”).
The 2026 Senior Secured Notes are senior secured obligations of the Co-Issuers and will mature on December 6, 2026. The 2026 Senior Secured Notes bear interest at 5.625% per annum from the issue date, payable on June 1 and December 1 of each year, commencing on December 1, 2021, to holders of record on the immediately preceding May 15 or November 15, as the case may be.
The indenture governing the 2026 Senior Secured Notes includes covenants and terms that restrict our ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel its satellite insurance, effect mergers with another entity, and redeem the 2026 Senior Secured Notes, without penalty, before December 6, 2022, in each case subject to exceptions provided in such indenture.
We intend to use the net proceeds from the Debt Offering to fund additional investment into one or more unrestricted subsidiaries for the development of Telesat Lightspeed, for the payment of fees and expenses related to the Debt Offering, and if the funding needs of Telesat Lightspeed are less than currently anticipated, for general corporate purposes.
The Transaction
On November 23, 2020, Loral entered into the Transaction Agreement with Telesat Canada, Telesat Corporation, Telesat Partnership, Telesat CanHoldco, Merger Sub, PSP Investments and Red Isle. Upon satisfaction of the terms and subject to the conditions set forth in the Transaction Agreement, the Transaction will result in the current stockholders of Loral, PSP Investments (through Red Isle) and the other shareholders in Telesat Canada who sign Stockholder Contribution Agreements or Optionholder Exchange Agreements (principally current or former management) owning approximately the same percentage of equity in Telesat Canada indirectly through Telesat Corporation and/or Telesat Partnership as they currently hold (indirectly in the case of Loral stockholders and PSP Investments) in Telesat Canada, Telesat Corporation becoming the publicly traded general partner of Telesat Partnership and Telesat Partnership indirectly owning all of the economic interests in Telesat Canada, except to the extent that the other shareholders in Telesat Canada elect to retain their direct interest in Telesat Canada. The Transaction would be effected through a series of transactions, including: (i) Red Isle contributing approximately US$5 million in value of its equity interests in Telesat Canada in exchange for Class C Shares and the balance of its equity interest in Telesat Canada in exchange for Class C Units (PSP Investments will also (a) be entitled to a payment of US$7 million, (b) be entitled to or obligated to pay a post-closing economic adjustment reflecting the net asset value of Loral’s non-Telesat Canada assets and liabilities, and (c) will be indemnified for certain losses incurred by Telesat Corporation following the consummation of the Transaction); (ii) consummation of the transactions contemplated by the Stockholder Contribution Agreements; (iii) consummation of the transactions contemplated by the Voting Director Contribution Agreement; (iv) the Merger, with Loral surviving the Merger as a wholly owned subsidiary of Telesat Partnership and the other Loral stockholders receiving Telesat Public Shares and/or Telesat Partnership Units; and (v) consummation of the transactions contemplated by the Optionholder Exchange Agreements. The Transaction is expected to close in the fourth quarter of 2021, subject to the receipt of the required regulatory approvals and other customary conditions.
Risk Factors Summary (Page A-16)
Investing in our Telesat Public Shares involves a high degree of risk. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our Telesat Public Shares. If any of these risks actually occur, our business, financial condition and financial performance would likely be materially adversely affected. In such case, the trading price of our Telesat Public Shares would likely decline and you may lose part or all of your investment. Below is a summary of some of the principal risks we face:

Risks Relating to the Ownership of Telesat Public Shares and Telesat Partnership Units
•
MHR and PSP Investments have each negotiated substantial governance rights over Telesat Corporation which will take effect after the completion of the Transaction, and their interests may differ from the interests of the Loral stockholders and the other Telesat Corporation shareholders.

•
A U.S. stockholder’s vote with respect to a particular matter may be diluted by the Golden Share.

•
Telesat Corporation may further raise additional funds through the sale of equity, which may be highly dilutive, may include terms with preferences that could adversely affect the rights of the shareholders of Telesat Corporation and/or may cause the market price of Telesat Public Shares to decline.

•
Telesat Corporation has certain indemnification and post-Closing obligations to PSP Investments, which in certain circumstances will be uncapped and may result in dilution to the then other shareholders of Telesat Corporation.

Risks Relating to the Business of Telesat Corporation
•
Telesat Corporation’s in-orbit satellites may fail to operate as expected due to operational anomalies resulting in lost revenues, increased costs and/or termination of contracts.

•
Changes in consumer demand for traditional television services and expansion of terrestrial networks have adversely impacted the growth in subscribers to direct-to-home (“DTH”) television services in North America, which may adversely impact future revenues. Fluctuations in available satellite capacity could also adversely affect Telesat Corporation’s results.

•
Significant and intensifying competition in the satellite industry and from other providers of communications capacity could result in a loss of revenues and a decline in profitability of Telesat Corporation if it fails to compete effectively.

•
Changes in technology could have a material adverse effect on Telesat Corporation’s results.

Risks Relating to Telesat Corporation’s Lightspeed Constellation
•
There are numerous risks and uncertainties associated with Telesat Corporation’s business, including its planned Lightspeed constellation. Failure to develop significant commercial and operational capabilities in connection with the Lightspeed constellation could prevent it from achieving commercial viability. Telesat Corporation may proceed with the Lightspeed constellation and it may not be successful, Telesat Corporation may ultimately choose to not proceed with the Lightspeed constellation or Telesat Corporation may be unable to raise sufficient capital to fund the Lightspeed constellation, which is estimated to require a capital investment of approximately US$5 billion over the next four years for satellites, launch vehicles, insurance, related ground systems, and other related capex, any of which could have a material adverse effect on Telesat Corporation’s results of operations, business prospects and financial condition. In addition, any equity financing of the Lightspeed constellation will result in dilution to the shareholders of Telesat Corporation and holders of Telesat Partnership Units and any debt financing of the Lightspeed constellation may result in Telesat Corporation incurring a significant degree of leverage.

•
Telesat Corporation’s Lightspeed constellation will depend on the use of spectrum; regulations governing non-geostationary orbit (“NGSO”) spectrum rights, including requirements to share spectrum, could also materially impact the Lightspeed constellation’s system capacity.

Risks Relating to Regulatory Matters
•
Telesat Corporation’s operations may be limited or precluded by the rules or processes of the International Telecommunication Union (“ITU”), and it is required to coordinate its operations with those of other satellite operators.

•
Telesat Corporation operates in a highly regulated industry and government regulations may adversely affect its ability to sell its services, or increase the expense of such services or otherwise limit its ability to operate or grow its business.

Risks Relating to Telesat Corporation’s Liquidity and Capital Resources
•
Telesat Corporation’s level of indebtedness may increase and reduce its financial flexibility.

•
Telesat Corporation’s business is capital intensive, and restrictions on its ability to incur additional debt and to take other actions may significantly impair its ability to obtain other financing.

Risks Relating to Tax Matters
•
The Transaction and the acquisition, ownership and disposition of Telesat Public Shares and Telesat Partnership Units may have adverse U.S. tax consequences for Loral and for shareholders of Telesat Corporation, including: Telesat Corporation or Telesat Partnership could be treated as a U.S. corporation or as a surrogate foreign corporation for U.S. federal income tax purposes and Loral could be treated as an expatriated entity; the IRS could recharacterize the receipt of Telesat Partnership Units as a receipt of Telesat Public Shares; and Non-U.S. Holders of Telesat Partnership Units will generally be subject to U.S. withholding with respect to dividends received by Telesat Partnership from Loral.

•
The Transaction and the acquisition, ownership and disposition of Telesat Public Shares and Telesat Partnership Units may have adverse Canadian tax consequences for shareholders of Loral and Telesat Corporation and partners of Telesat Partnership.

Corporate Structure
The following simplified diagram illustrates our corporate structure:

Corporate Information
Telesat Corporation was incorporated under the Business Corporations Act (British Columbia) on October 21, 2020. Telesat Corporation is the general partner of Telesat Partnership LP, which was formed under the Limited Partnership Act (Ontario) on November 12, 2020. We directly or indirectly own 100% of all of our operating subsidiaries.
Our headquarters and principal executive offices are located at 160 Elgin Street, Suite 2100, Ottawa, Ontario, Canada K2P 2P7. Our website address is www.telesat.com. The information on or accessible through our website is not part of and is not incorporated by reference into this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF TELESAT CORPORATION
The following table presents selected historical consolidated financial data of Telesat. The selected historical consolidated financial data of Telesat for each of the years ended December 31, 2020, December 31, 2019, and December 31, 2018 and as of December 31, 2020 and December 31, 2019, are derived from Telesat’s audited consolidated financial statements and accompanying notes for such years, which have been prepared in accordance with IFRS and which are included elsewhere in this prospectus. The selected historical consolidated financial data of Telesat for the years ended December 31, 2017 and December 31, 2016, and as of December 31, 2018, December 31, 2017 and December 31, 2016, are derived from Telesat’s audited consolidated financial statements and accompanying notes for such years, which have been prepared in accordance with IFRS and which can be obtained on the SEC website at http://www.sec.gov.
The selected historical consolidated financial data as of and for the nine months ended September 30, 2021 and 2020 are derived from Telesat’s unaudited interim condensed consolidated financial statements and accompanying notes for such periods, which have been prepared in accordance with IFRS and which are included elsewhere in this prospectus. Telesat’s management believes that Telesat’s unaudited condensed consolidated financial statements have been prepared on a basis consistent with its audited financial statements and include all normal and recurring adjustments necessary for a fair statement of the results of each interim period.
The following selected historical consolidated financial data of Telesat is only a summary and is not necessarily indicative of the results of future operations of Telesat, Telesat Corporation or Telesat Partnership following the completion of the Transaction, and you should read such information in conjunction with Telesat’s audited consolidated financial statements, the notes related thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page A-128 of this prospectus. In particular, please refer to the notes to Telesat’s audited consolidated financial statements for significant events affecting the comparability of results.

	Years ended December 31,					Nine months ended September 30,
(in CAD$ millions)	2016(1)	2017(1)	2018(1)	2019(1)	2020	2020	2021
Statement of Income (Loss) Data:
Operating revenues:
Broadcast	$486.5	$472.8	$455.1	$444.5	$411.4	$309.8	$293.2
Enterprise	420.1	430.3	428.2	444.7	389.7	293.6	267.7
Consulting and other	24.3	24.3	19.6	21.7	19.4	15.2	9.8
Total operating revenues	930.9	927.4	902.9	910.9	820.5	618.6	570.7
Operating expenses:
Operating expenses	(174.9)	(187.7)	(185.8)	(165.5)	(180.9)	(133.7)	(146.9)
Depreciation	(224.8)	(221.1)	(224.9)	(243.0)	(216.9)	(166.8)	(153.4)
Amortization	(27.7)	(26.3)	(24.3)	(23.3)	(17.2)	(12.9)	(12.1)
Other operating (losses) gains, net	(2.6)	5.9	0.7	(0.9)	(0.2)	(0.2)	(0.7)
Operating income:	500.9	498.2	468.7	478.3	405.3	304.9	257.6
Other (expenses) income:
Interest expense	(198.8)	(200.1)	(237.8)	(258.3)	(203.8)	(155.9)	(139.2)
Loss on refinancing	(31.9)	—	—	(151.9)	—	—	—
Interest and other income	6.1	3.0	16.5	20.0	5.2	6.7	2.9
Gain (loss) on changes in fair value of financial instruments	7.9	60.3	(18.2)	(49.7)	(13.1)	(38.9)	(20.4)
Gain (loss) on foreign exchange	92.6	223.9	(259.1)	163.8	47.6	(99.1)	7.3
Tax (expense) recovery	(83.9)	(80.2)	(61.1)	(15.1)	4.4	(27.1)	(47.6)
Net income (loss)	$292.9	$505.1	$(90.9)	$187.2	$245.6	$(9.4)	$60.6
Statement of Cash Flows Data:
Net cash generated from operating activities	$527.4	$486.7	$466.3	$375.6	$372.4	$299.7	$250.1
Net cash used in investing activities	$(286.1)	$(164.6)	$(103.3)	$(39.6)	$(93.0)	$(78.1)	$(124.3)
Net cash (used in) generated from financing activities	$(139.8)	$(588.8)	$(114.2)	$(40.3)	$(450.2)	$(21.2)	$606.2
Balance Sheet Data (end of period):
Cash and cash equivalents	$782.4	$479.0	$768.4	$1,027.2	$818.4	$1,242.3	$1,558.6
Total assets	$6,138.6	$5,697.6	$5,884.5	$5,922.0	$5,581.2	$5,991.5	$6,245.1
Total indebtedness (including current portion)	$3,851.6	$3,543.4	$3,724.2	$3,712.8	$3,187.2	$3,788.1	$3,805.3
Total shareholders’ equity	$1,194.0	$1,142.8	$1,093.0	$1,245.3	$1,459.9	$1,267.2	$1,552.5

(1)
IFRS 15, Revenue from Contracts with Customers and IFRS 9, Financial Instruments were adopted in 2018 while IFRS 16, Leases was adopted in 2019. The previous years’ financial statements have not been restated or recast.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF LORAL
The following table presents selected historical consolidated financial data of Loral. The selected historical consolidated financial data of Loral for each of the years ended December 31, 2020 and December 31, 2019, and as of December 31, 2020 and December 31, 2019, are derived from Loral’s audited consolidated financial statements and related notes, which are included elsewhere this prospectus. The selected historical consolidated financial data of Loral for each of the years ended December 31, 2018, December 31, 2017 and December 31, 2016, and as of December 31, 2018, December 31, 2017 and December 31, 2016, are derived from Loral’s audited consolidated financial statements for such years, which have been prepared in accordance with GAAP and which can be obtained on the SEC website at http://www.sec.gov.
The selected historical consolidated financial data as of and for the nine months ended September 30, 2021 and 2020 are derived from Loral’s unaudited interim condensed consolidated financial statements and accompanying notes, which have been prepared in accordance with GAAP and which are included elsewhere in this prospectus. Loral’s management believes that Loral’s unaudited condensed consolidated financial statements have been prepared on a basis consistent with its audited financial statements and include all normal and recurring adjustments necessary for a fair statement of the results of each interim period.
The following selected historical consolidated financial data of Loral is only a summary and is not necessarily indicative of the results of future operations of Telesat, Telesat Corporation or Telesat Partnership, following the completion of the Transaction, and you should read such information in conjunction with Loral’s audited consolidated financial statements and the notes related thereto, which are included elsewhere in this prospectus. In particular, please refer to the notes to Loral’s audited consolidated financial statements for significant events affecting the comparability of results.
	December 31,					September 30, 2021
(in thousands of US$)	2016	2017	2018	2019	2020
Balance Sheet Data:
Cash and cash equivalents	$37,458	$255,139	$256,947	$259,067	$31,631	$19,986
Total assets	264,231	374,711	330,300	390,810	254,469	293,448
Non-current liabilities	87,692	80,261	28,666	35,289	40,095	39,881
Total liabilities	93,820	84,113	32,734	40,783	44,936	52,174
Loral shareholders’ equity	170,411	290,598	297,566	350,027	209,533	241,274
	Years ended December 31,					Nine Months Ended September 30,
(in thousands of US$, except per share amounts)	2016	2017	2018	2019	2020	2020	2021
Statement of Operations Data:
Loss from continuing operations before income taxes and equity in net income (loss) of affiliates	$(8,001)	$(8,770)	$(5,259)	$(5,495)	$(10,737)	$(4,735)	$(19,222)
Income tax (provision) benefit	(28,507)	(73,108)	39,348	(6,153)	(12,886)	(956)	1,252
(Loss) income from continuing operations before equity in net income (loss) of affiliates	(36,508)	(81,878)	34,089	(11,648)	(23,623)	(5,691)	(17,970)
Equity in net income (loss) of affiliates	84,078	216,347	(24,412)	101,403	116,716	9,086	44,969
Income from continuing operations	47,570	134,469	9,677	89,755	93,093	3,395	26,999
Loss from discontinued operations, net of tax	(370)	(5)	(63)	—	—	—	—
Net income attributable to common shareholders	47,200	134,464	9,614	89,755	93,093	3,395	26,999

	Years ended December 31,					Nine Months Ended September 30,
(in thousands of US$, except per share amounts)	2016	2017	2018	2019	2020	2020	2021
Earnings per common share:
Basic	$1.54	$4.35	$0.31	$2.90	$3.01	$0.11	$0.87
Diluted	$1.50	$4.30	$0.31	$2.88	$2.98	$0.11	$0.83
Dividend per share	$—	$—	$—	$—	$7.00	$5.50	$—
Other Financial Data:
Net cash (used in) provided by operating activities	$(21,249)	$(24,700)	$1,812	$2,126	$(10,907)	$(5,511)	$(11,645)
Net cash (used in) provided by investing activities	$(5)	$242,685	$(4)	$(6)	$—	$—	$—
Net cash used in financing activities	$(141)	$—	$—	$—	$(216,529)	$(170,130)	$—

SELECTED UNAUDITED PRO FORMA FINANCIAL INFORMATION
The selected unaudited pro forma condensed consolidated financial information, which is preliminary in nature, has been derived from, and should be read in conjunction with, the more detailed unaudited pro forma consolidated financial information of Telesat Corporation and the accompanying notes appearing in the section entitled “Pro Forma Financial Information.” The Pro Forma Financial Information has been presented in accordance with SEC Regulation S-X Article 11 for illustrative purposes only and is not necessarily indicative of what Telesat Corporation’s financial position or results of operations actually would have been had the Transaction been completed as of January 1, 2020 for purposes of the selected statements of income, and September 30, 2021, for purposes of the selected unaudited balance sheet information. In addition, the selected unaudited pro forma financial information does not purport to project the future financial position or operating results of Telesat Corporation.
The accounting of the Transaction depends upon certain key assumptions being upheld. The assessment of Telesat Corporation’s exposure to variable returns from Telesat Partnership is influenced by the assumption of the number of Telesat Partnership Elections and Telesat Corporation Elections made by Loral stockholders and supports the determination of the accounting treatment for the Transaction as either consolidation in accordance with IFRS 10 or equity investment in accordance with IAS 28 at the Telesat Corporation level. The following two scenarios of pro forma financial information have been prepared to illustrate the scenarios as a result of Telesat Partnership and Telesat Corporation Elections made by Loral stockholders:
Scenario 1 — Consolidation: Pro Forma Condensed Consolidated Financial Information — In this scenario it has been assumed that where a valid Telesat Partnership Election is required in order to receive Telesat Partnership Units no such valid Telesat Partnership Election can be assured and as a result Telesat Public Shares will be issued as Transaction Consideration. In accordance with consolidation principles of IFRS 10, Pro Forma Condensed Consolidated Financial Information will be presented for Telesat Corporation. This scenario is presented in the section entitled “Unaudited Pro Forma Condensed Consolidated Financial Information and Financial Statements.” Pro forma information for Telesat Partnership is not presented as it would not be substantively different than that of the Telesat Corporation Pro Forma Condensed Consolidated Financial Information.
Scenario 2 — Equity Investment: Pro Forma Financial Information — In this scenario it has been assumed that where a valid Telesat Partnership Election is still required in order to receive Telesat Partnership Units, such a valid Telesat Partnership Election will be made by all existing Loral stockholders and as a result Telesat Partnership Units will be issued as Transaction Consideration. In addition, it has also been assumed that the consolidation principles of IFRS 10 have not been met. As a result, Pro Forma Condensed Financial Information for Telesat Corporation has been prepared in accordance with IAS 28, with the investment in Telesat Partnership accounted for as an equity investment. Telesat Partnership pro forma financial information reflects the consolidation of each of its controlled subsidiaries. This scenario is presented in the section entitled “Telesat Corporation Unaudited Pro Forma Condensed and Telesat Partnership Unaudited Pro Forma Condensed Consolidated Financial Information and Financial Statements.”
Unless otherwise stated, the pro forma financial information presented in the following sections is that of Scenario 1 — Consolidation.
The information presented below should be read together with the historical consolidated financial statements of both Telesat and Loral for the year ended December 31, 2020 and for the nine months ended September 30, 2021, which are included elsewhere in this prospectus.
Scenario 1 — Consolidation
The following table presents information about the pro forma financial condition and results of operations, including per share data, of Telesat Corporation, under Scenario 1, after giving effect to the Transaction under a consolidation conclusion. The table sets forth selected unaudited pro forma condensed consolidated balance sheet information as at September 30, 2021, and selected statement of income information, including per share data, for the year ended December 31, 2020 and the nine months ended

September 30, 2021. The selected unaudited pro forma condensed consolidated financial information presented below has been prepared on a basis consistent in all material respects with the accounting policies of Telesat in accordance with IFRS.
(in CAD$ millions)	For the year ended December 31, 2020	For the nine months ended September 30, 2021
Statement of income data:
Operating revenues:
Broadcast	$411.4	$293.2
Enterprise	389.7	267.7
Consulting and other	19.4	9.8
Total operating revenues	820.5	570.7
Operating expenses:
Operating expenses	(222.3)	(156.4)
Depreciation	(217.7)	(154.0)
Amortization	(17.2)	(12.1)
Other operating losses, net	(0.2)	(0.7)
Operating income	363.1	247.5
Other (expenses) income:
Interest expense	(204.6)	(139.7)
Interest and other income	6.6	2.9
Loss on changes in fair value of financial instruments	(13.1)	(20.4)
Gain on foreign exchange	47.6	7.3
Tax expense	(11.9)	(45.9)
Net income	$187.7	$51.7
Net income attributable to:
Owners	$51.5	$14.1
Non-controlling interest	$136.2	$37.6
Balance sheet data (end of period):
Cash and cash equivalents		$1,538.4
Total assets		$6,263.0
Total liabilities		$4,749.8
Total shareholders’ equity		$1,513.2
Scenario 2: Equity Investment
The following table presents information about the pro forma financial condition and results of operations of Telesat Corporation and Telesat Partnership, under Scenario 2, after giving effect to the Transaction. The table sets forth selected unaudited pro forma condensed consolidated statement of income information for the year ended December 31, 2020 and the nine months ended September 30, 2021. The selected unaudited pro forma condensed (consolidated) financial information presented below has been prepared on a basis consistent in all material respects with the accounting policies of Telesat in accordance with IFRS.

For the year ended December 31, 2020 (in CAD$ millions)	Telesat Corporation	Telesat Partnership
Statement of income data:
Operating revenues:
Broadcast	$—	$411.4
Enterprise	—	389.7
Consulting and other	—	19.4
Total operating revenues	—	820.5
Operating expenses:
Operating expenses	—	(222.3)
Depreciation	—	(217.7)
Amortization	—	(17.2)
Other operating losses, net	—	(0.2)
Operating income	—	363.1
Operating (expense) income:
Interest expense	—	(204.6)
Equity in net income of affiliates	2.3	—
Interest and other income	—	6.6
Loss on changes in fair value of financial instruments	—	(13.1)
Loss on changes in fair value of LP Units	—	(185.4)
Gain on foreign exchange	—	47.6
Tax expense	—	(11.9)
Net income	$2.3	$2.3
For the nine months ended September 30, 2021 (in CAD$ millions)	Telesat Corporation	Telesat Partnership
Statement of income data:
Operating revenues:
Broadcast	$—	$293.2
Enterprise	—	267.7
Consulting and other	—	9.8
Total operating revenues	—	570.7
Operating expenses:
Operating expenses	—	(156.4)
Depreciation	—	(154.0)
Amortization	—	(12.1)
Other operating losses, net	—	(0.7)
Operating income	—	247.5
Operating (expense) income:
Interest expense	—	(139.7)
Equity in net income of affiliates	0.6	—
Interest and other income	—	2.9
Loss on changes in fair value of financial instruments	—	(20.4)
Loss on changes in fair value of LP Units	—	(51.1)
Gain on foreign exchange	—	7.3
Tax expense	—	(45.9)
Net income	$0.6	$0.6

RISK FACTORS
Investing in our Telesat Public Shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, including our consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our Telesat Public Shares. Other risks and uncertainties that we do not presently consider to be material, or of which we are not presently aware, may become important factors that affect our future financial condition and financial performance. If any of those or the following risks actually occur, our business, financial condition, financial performance, liquidity and prospects could suffer materially, the trading price of our Telesat Public Shares could decline and you could lose all or part of your investment. See also “Special Note Regarding Forward-Looking Statements.”
Risks Relating to the Ownership of Telesat Public Shares and Telesat Partnership Units
Each of MHR and PSP Investments have negotiated substantial governance rights over Telesat Corporation, and their interests may conflict with or differ from the interests of the other Telesat Corporation shareholders.
Telesat Corporation’s governing documents contain special rights of each of MHR and PSP Investments to veto or participate in certain activities of Telesat Corporation. Such rights include, without limitation, the ability of each of MHR and PSP Investments to veto certain proposed changes to be taken by Telesat Corporation, including making changes to its respective organizational documents, the declaration and payment of non-pro rata dividends and certain tax or accounting elections. These documents also provide, among other things, for MHR and PSP Investments to each designate three directors to Telesat Corporation’s board of directors. See the sections of this prospectus entitled “Corporate Governance  — Composition of the Telesat Corporation Board and Committees” and “Certain Relationships and Related Party Transactions — Investor Rights Agreements” for additional information on the negotiated rights of MHR and PSP Investments. The interests of either or both of MHR and PSP Investments may diverge from those of other Telesat Corporation shareholders, and each may exercise its respective voting and other rights in a manner adverse to the interests of such other holders.
Each of MHR and PSP Investments have significant voting power in Telesat Corporation and their interests may conflict with or differ from the interests of the other Telesat Corporation shareholders.
Both MHR and PSP Investments, and their affiliates, maintain significant voting interests in Telesat Corporation. The voting interests of each of MHR and PSP Investments, along with their governance rights, provide MHR and PSP with substantial control over Telesat Corporation. As a result, MHR and PSP Investments will have the ability to influence many matters affecting Telesat Corporation and actions may be taken that other shareholders may not view as beneficial or align with their interests. Additionally, the market price of the Telesat Public Shares could be adversely effected due to the significant control exercised by MHR and PSP Investments. Such control may also discourage transactions involving an offer for control of Telesat Corporation in which an investor may otherwise receive a premium for its Telesat Public Shares over the then-current market price, or discourage competing proposals if a going private transaction or change of control transaction is proposed by either MHR or PSP Investments.
The vote of the holders of Class B Variable Voting Shares voting with respect to a particular matter may be diluted by the Golden Share.
In order to maintain Telesat Corporation’s status as Canadian, the Telesat Corporation Articles employ a variable voting mechanism by way of, amongst other controls, the “Golden Share,” as discussed further under the section “Description of Share Capital — Meetings and Voting Rights — Golden Share Mechanic.” The voting power attributed to the Golden Share will vary to ensure that the aggregate number of votes cast by Canadians, including Red Isle, with respect to a particular matter, will equal a simple majority of all votes cast in respect of such matter, resulting in the dilution of the voting power of Telesat Corporation’s non-Canadian shareholders. Moreover, if a person who is not Canadian controls one-third or more of the votes of the Telesat Corporation Shares and the Telesat Partnership Units, any voting power of that shareholder in excess of one-third of the voting power (less one vote) of the Telesat Corporation Shares will be attributed to the Golden Share and voted by the Trustee as provided in the Telesat Corporation Articles.

Telesat Corporation may raise additional funds through the sale of equity, which may be highly dilutive, may include terms with preferences that could adversely affect the rights of the shareholders of Telesat Corporation and/or may cause the market price of Telesat Public Shares to decline.
Telesat Corporation is exploring raising additional equity capital to fund Telesat Lightspeed, which may include the issuance of Telesat Corporation Shares or other equity interests of Telesat Corporation or any one or more of its subsidiaries. Any such future issuance by Telesat Corporation and/or its subsidiaries could result in potential substantial ownership dilution to the shareholders of Telesat Corporation, which is not reflected in the beneficial ownership calculations presented in this prospectus.
So long as the number of Class B Variable Voting Shares and Class B Units exceeds the number of Class A Shares, Class C Shares, Class A Units and Class C Units on matters submitted to a vote of the holders of equity in Telesat Corporation (but not with respect to Second Tabulation matters): (1) the issuance of additional Class B Variable Voting Shares would have the effect of diluting the voting power of the then existing holders of the Class B Variable Voting Shares and Class B Units, but not the voting power of the then existing holders of the Class A Shares, Class C Shares, Class A Units and Class C Units, and (2) the issuance of additional Class A Shares would have the effect of diluting the voting power of the then existing holders of the Class A Shares, Class C Shares, Class A Units and Class C Units, but not the voting power of the then existing holders of the Class B Variable Voting Shares and Class B Units. See the sections of this prospectus entitled “Description of Share Capital — Meetings and Voting Rights — Golden Share Mechanic”, and “— Risks Relating to the Ownership of Telesat Public Shares and Telesat Partnership Units — The vote of the holders of Class B Variable Voting Shares voting with respect to a particular matter may be diluted by the Golden Share”.
There is presently no active market for the Telesat Corporation Shares and the market for the Loral Voting Common Stock may not serve as an adequate proxy for the value of the Telesat Corporation Shares. It is possible, therefore, that even if Telesat Corporation were to commit to issue additional equity at a price greater than the trading price of the Loral Voting Common Stock, such issuance price could be less than the intrinsic economic value of such additional equity, resulting in economic dilution to the existing equity holders. In addition, newly issued securities may include liquidation or other preferences that could adversely affect the rights of the shareholders of Telesat Corporation and/or holders of Telesat Partnership Units. Furthermore, the future issuance of additional securities, whether equity or debt, by Telesat Corporation and/or its subsidiaries, or the perception that these issuances may occur, may cause the market price of the Telesat Public Shares to decline. This could also impair the ability of Telesat Corporation and/or its subsidiaries to raise additional capital through the sale of securities. There is no assurance that Telesat Corporation and/or its subsidiaries will be able to obtain additional funding on acceptable terms or at all. No prediction can be made as to the effect, if any, that future sales or issuances of Telesat Corporation Shares or other equity interests of Telesat Corporation or any one or more of its subsidiaries will have on the trading price of Telesat Public Shares.
The exchange of Telesat Partnership Units for Telesat Public Shares is subject to certain restrictions and the value of Telesat Public Shares received in any exchange may fluctuate. Holders of Telesat Partnership Units may be unable to exit their position when desired.
Holders of Telesat Partnership Units will not be able to exchange or transfer their Telesat Partnership Units until the expiration of the Lock-Up Period. The governance documents of Telesat Corporation and Telesat Partnership provide for the holders of Telesat Partnership Units to elect to exchange their interests generally on a 1:1 basis (subject to the terms described in the section entitled “Description of Share Capital —  Meetings and Voting Rights —  Golden Share Mechanic”) into the corresponding class of Telesat Corporation Shares at such holder’s election at any time commencing after the expiration of the Lock-Up Period. Any such exchange will be facilitated by a third-party exchange agent engaged by Telesat Corporation for this purpose, and is expected to settle within two U.S. business days (T+2). Because the parties have no control over this third party but are relying on the exchange agent to complete each exchange, the timing of settlement cannot be guaranteed.
Telesat Partnership Units will be non-transferrable and will need to be exchanged for Telesat Corporation Shares in order for the holder to monetize its interest in Telesat Partnership, which could delay or impede such holder’s ability to access liquidity in the market. The Telesat Public Shares into which

Telesat Partnership Units may be exchanged may be subject to significant fluctuations in value for many reasons, as further described herein. As described in greater detail below under the section entitled “— Risks Relating to Tax Matters,” it is also expected that the exchange of Telesat Partnership Units for Telesat Public Shares will be an exchange upon which gain or loss is recognized for U.S. federal income tax purposes.
Loral stockholders will own interests in Loral indirectly through newly-formed, non-U.S. entities, which may pose additional risk.
The Transaction will result in Loral being a direct subsidiary of Telesat Partnership and an indirect subsidiary of Telesat Corporation. As a result, Loral stockholders will own their interests in Loral indirectly following Closing through Telesat Corporation and Telesat Partnership, if such holder makes a Telesat Corporation Election, or through Telesat Partnership, if such holder makes a Telesat Partnership Election.
Telesat Corporation and Telesat Partnership are newly-formed, non-U.S. entities without significant pre-Transaction activities, and are subject to all the risks inherent in the establishment of a new business entity and their integration into the corporate structure. In addition, Telesat Corporation and Telesat Partnership will be governed by Canadian law, which has material differences from the law of the State of Delaware that governs Loral. Such changes in governing law may materially adversely affect the rights of current Loral stockholders or their ability to enforce judgments against the entity in which they hold equity, and such entity’s officers and directors.
Telesat Corporation has certain indemnification obligations and additional obligations to PSP Investments, which in certain circumstances will be uncapped and may result in dilution to the then other shareholders of Telesat Corporation.
Telesat Corporation and Telesat CanHoldco will indemnify PSP Investments on a grossed-up basis for PSP Investments’ pro rata share of costs relating to: (a) certain losses and litigation proceedings related to the Transaction, (b) certain losses with regard to Loral and out-of-pocket expenses of Loral and (c) certain tax matters. This indemnification will be (i) independent of the accuracy of the underlying representations and warranties and (ii) subject to additional, customary limitations. In the case of indemnification for certain tax matters only, there will be a cap of US$50,000,000 (other than with respect to defense costs and gross-up payments) and all other indemnification obligations will be uncapped. In addition, as provided in the Transaction Agreement, these indemnification obligations may be satisfied in the form of cash, unless, upon the determination of the board of directors of Telesat Corporation, making such cash payment would unduly constrain the liquidity needs of the go-forward business, in which case such indemnification obligations may be satisfied by issuing Class C Shares valued at the 30-day VWAP as of the date on which such payment is required to be made. Any such issuance of Class C Shares to Red Isle may result in dilution to the other shareholders of Telesat Corporation.
A market for Telesat Public Shares may not develop.
There is no public market for Telesat Public Shares. Telesat Corporation cannot predict the extent to which investor interest in Telesat Corporation will lead to the development of an active trading market on the applicable stock exchange or how liquid that market might become. An active public market for Telesat Public Shares may not develop or be sustained. If an active public market does not develop or is not sustained, it may be difficult for shareholders of Telesat Corporation, or holders of Telesat Partnership Units, upon exchanging their Telesat Partnership Units for Telesat Public Shares, to sell their Telesat Public Shares at a price that is attractive to such holders, or at all.
There is no assurance that Telesat Corporation will pay any cash dividends for the foreseeable future or that investors will realize gains on Telesat Public Shares.
Any determination to pay dividends in the future will be at the discretion of Telesat Corporation’s board of directors, as described below in “Description of Share Capital — Dividend Entitlements,” and will depend upon results of operations, financial condition, contractual restrictions, including agreements governing its debt and equity financing and any future indebtedness it may incur, restrictions imposed by applicable law and other factors Telesat Corporation’s board of directors deems relevant. The current expectation is that in the near term Telesat Corporation will not pay dividends, but will retain its cash on hand for the purpose of funding the Lightspeed constellation, funding other capital investments and/or paying down debt. Realization of a gain on the Telesat Public Shares will depend on the appreciation of the price of Telesat Public Shares, which may never occur. See “Dividend Policy.”
In certain circumstances, a limited partner of Telesat Partnership may lose its limited liability status.
The Limited Partnerships Act provides that a limited partner benefits from limited liability unless, in addition to exercising rights and powers as a limited partner, such limited partner takes part in the control of the business of a limited partnership of which such limited partner is a partner. Subject to the provisions of the Limited Partnerships Act (Ontario) (the “Limited Partnerships Act”) and of similar legislation in other jurisdictions of Canada, the liability of each limited partner of Telesat Partnership for the debts, liabilities and obligations of Telesat Partnership will be limited to such limited partner’s capital contribution, plus such limited partner’s share of any undistributed income of Telesat Partnership.
The limitation of liability conferred under the Limited Partnerships Act may be ineffective outside Ontario except to the extent it is given extraterritorial recognition or effect by the laws of other jurisdictions. There may also be requirements to be satisfied in each jurisdiction to maintain limited liability. If limited liability is lost, limited partners of Telesat Partnership may be considered to be general partners (and therefore be subject to unlimited liability) in such jurisdiction by creditors and others having claims against Telesat Partnership.
The market price of the Telesat Public Shares may be volatile and may be affected by market conditions beyond Telesat Corporation’s control.
The market price of the Telesat Public Shares will be subject to significant fluctuations in response to, among other factors:
•
variations in Telesat Corporation’s operating results and market conditions specific to companies in the satellite services industry;

•
changes in financial estimates or recommendations by securities analysts;

•
announcements of innovations or new products or services by Telesat Corporation or its competitors;

•
the emergence of new competitors;

•
operating and market price performance of other companies that investors deem comparable;

•
changes in Telesat Corporation’s board or management;

•
sales or purchases of the Telesat Corporation Shares by insiders;

•
commencement of, or involvement in, litigation;

•
changes in governmental regulations; and

•
general economic conditions and slow or negative growth of related markets.

In addition, if the market for stocks in Telesat Corporation’s industry experiences a loss of investor confidence, the market price of the Telesat Public Shares could decline for reasons unrelated to Telesat Corporation’s business, financial condition or results of operations.
The market price of the Telesat Public Shares may be adversely affected by market conditions affecting the stock markets in general. Market conditions may result in volatility in the level of, and fluctuations in, market prices of stocks generally and, in turn, result in sales (including sales following the exchange of Telesat Partnership Units for Telesat Corporation Shares) of substantial amounts of the Telesat Public Shares in the market that may cause the market price of the Telesat Public Shares to fall dramatically. A weak global economy or other circumstances, such as changes in tariffs and trade, could also contribute to extreme volatility of the markets, which may also have an adverse effect on the market price of the Telesat Public Shares.
In addition, if any of the foregoing occurs, it could not only cause the price of the Telesat Public Shares to fall but also may expose Telesat Corporation to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to the board of directors and management.

As a “foreign private issuer” under the rules and regulations of the SEC, Telesat Corporation is permitted to file less or different information with the SEC than a company incorporated in the U.S. or otherwise subject to these rules, and will follow certain home country corporate governance practices in lieu of certain NASDAQ requirements applicable to U.S. issuers.
Telesat Corporation is considered a “foreign private issuer” under the Exchange Act and is therefore exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. and other issuers. Moreover, Telesat Corporation is not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act. Telesat Corporation currently prepares its financial statements in accordance with IFRS. Telesat Corporation is not required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as its financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Telesat Corporation is not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, Telesat Corporation’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of Telesat Corporation’s securities.
In addition, as a foreign private issuer, Telesat Corporation follows certain home country corporate governance practices in lieu of certain exchange requirements. A foreign private issuer must disclose in its Annual Reports filed with the SEC each exchange listing requirement with which it does not comply followed by a description of its applicable home country practice.
Telesat Corporation could lose its status as a “foreign private issuer” under current SEC rules and regulations if more than 50% of Telesat Corporation’s outstanding voting securities become directly or indirectly held of record by U.S. holders and one of the following is true: (i) the majority of Telesat Corporation’s directors or executive officers are U.S. citizens or residents; (ii) more than 50% of Telesat Corporation’s assets are located in the U.S.; or (iii) Telesat Corporation’s business is administered principally in the U.S. If Telesat Corporation loses its status as a foreign private issuer, it will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if it were a U.S. domestic issuer. If this were to happen, Telesat Corporation would likely incur substantial costs in fulfilling these additional regulatory requirements and members of Telesat Corporation’s management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.
The Telesat Corporation Articles provide that the courts of British Columbia will be the sole and exclusive forum for certain shareholder litigation matters, which could limit the ability of holders of Telesat Corporation Shares to choose a judicial forum for disputes with Telesat Corporation or its directors and officers.
Under the Telesat Corporation Articles, unless Telesat Corporation consents in writing to the selection of an alternative forum, the courts of British Columbia will be the exclusive jurisdiction for (a) any derivative action or proceeding brought on behalf of Telesat Corporation; (b) any action or proceeding asserting a breach of a fiduciary duty owed to Telesat Corporation by any director, officer, or other employee of Telesat Corporation; (c) any action or proceeding asserting a claim arising pursuant to any provision of the BCBCA or the Telesat Corporation Articles; or (d) any action or proceeding asserting a claim otherwise related to the relationships among Telesat Corporation, its subsidiaries and its and their respective shareholders, directors and officers (but excluding claims related to the business of Telesat Corporation or its subsidiaries). The Telesat Corporation Articles further provide that if a shareholder commences an action outside of the courts of British Columbia, the shareholder will be deemed to consent to (i) the jurisdiction of the British Columbia courts and (ii) service on a shareholder being made by service on such shareholder’s counsel (in lieu of such shareholder), in respect of such action. While these provisions are intended to provide increased consistency in the application of law in the types of lawsuits to which it applies, as a result of these provisions, a U.S. shareholder may be forced to pursue such claims in the courts of British Columbia, which may entail added expense, compliance with an unfamiliar foreign legal regime, and difficulty in enforcing a judgment against non-Canadian persons.

The foregoing provisions should not apply to other types of suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which United States federal courts have exclusive jurisdiction. Further, under the Securities Act, federal and state courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act, and equity holders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Accordingly, a court may determine that this provision is unenforceable to the extent it relates to such laws, rules and regulations, and to the extent it is enforceable, the provision may have the effect of discouraging lawsuits against Telesat Corporation’s directors and officers.
The Telesat Corporation Articles include a renunciation of certain business opportunities which could enable related parties to benefit from business opportunities that might otherwise be available to Telesat Corporation.
The Telesat Corporation Articles provide for the renunciation of certain enumerated business opportunities by Telesat Corporation and its subsidiaries. This includes an acknowledgement by Telesat Corporation that (i) its directors, (ii) its shareholders that employ, retain or are otherwise associated with, or designate or nominate, directors, and/or (iii) their affiliates, may become aware, from time to time, of certain business opportunities (such as investment opportunities) and may direct such opportunities to other businesses in which they have invested, with no obligation to make Telesat Corporation aware of any business opportunities that have been renounced by Telesat Corporation. Further, such businesses, including entities in which MHR and PSP Investments invest, may choose to compete with Telesat Corporation for renounced business opportunities and for business opportunities that have been separately discovered by the directors and their related parties, possibly causing these opportunities to not be available to Telesat Corporation or causing them to be more expensive for Telesat Corporation to pursue. These potential conflicts of interest could adversely impact Telesat Corporation’s business or prospects if attractive business opportunities are procured by such parties for their own benefit rather than for the benefit of Telesat Corporation.
Risks Relating to the Business of Telesat Corporation
Telesat Corporation’s in-orbit satellites may fail to operate as expected due to operational anomalies resulting in lost revenues, increased costs and/or termination of contracts.
Satellites utilize highly complex technology and operate in the harsh environment of space and therefore are subject to significant operational risks while in orbit. These risks include in-orbit equipment failures, malfunctions and other kinds of problems commonly referred to as anomalies. Satellite anomalies include, for example, circuit failures, transponder failures, solar array failures, telemetry subsystem failures, battery cell and other power system failures, satellite control system failures and propulsion system failures. Some of Telesat Corporation’s satellites have had malfunctions and other anomalies in the past. See “— Some of Telesat Corporation’s satellites have experienced in-orbit anomalies and may in the future experience further anomalies that may affect their performance.” Acts of war, terrorism, magnetic, electrostatic or solar storms, space debris, satellite conjunctions or micrometeoroids could also damage satellites.
Satellite anomalies are likely to be experienced in the future, and may include the types of anomalies described above or may arise from failures in other systems or components. Despite working closely with satellite manufacturers to determine the causes of anomalies and mitigate them in new satellites and to provide for intra-satellite redundancies for certain critical components to minimize or eliminate service disruptions in the event of failure, Telesat Corporation cannot assure you that, in these cases, it will be possible to restore normal operations. Where service cannot be restored, the failure could cause the satellite to have less capacity available for sale, to suffer performance degradation or to cease operating prematurely, either in whole or in part.
Any single anomaly or series of anomalies or other failure (whether full or partial) of any of Telesat Corporation’s satellites could cause revenues, cash flows and backlog to decline materially, could require Telesat Corporation to repay prepayments made by customers of the affected satellite and could have a material adverse effect on relationships with current customers and Telesat Corporation’s ability to attract new customers for satellite services. A failure could result in a customer terminating its contract for service on the affected satellite. If Telesat Corporation is unable to provide alternate capacity to an affected customer, the customer may decide to procure all or a portion of its future satellite services from an alternate supplier or the customer’s business may be so adversely affected by the satellite failure that it may not have the financial ability to procure future satellite services. It may also require that Telesat Corporation expedite a satellite replacement program, adversely affecting Telesat Corporation’s profitability, increasing its financing needs and limiting the availability of funds for other business purposes. Finally, the occurrence of anomalies may adversely affect Telesat Corporation’s ability to insure satellites at commercially reasonable premiums, if at all, and may cause insurers to demand additional exclusions in policies they issue.
Because Telesat Corporation’s satellites are complex and are deployed in complex environments, Telesat Corporation’s satellites may have defects that are discovered only after full deployment, which could seriously harm Telesat Corporation’s business.
Telesat Corporation produces highly complex satellites that incorporate leading-edge technology. Telesat Corporation’s products are complex and are designed to be deployed across complex networks, which in some cases may include over a million users. Because of the nature of these satellites, there is no assurance that Telesat Corporation’s pre-launch testing programs will be adequate to detect all defects. As a result, Telesat Corporation’s customers may discover errors or defects in its satellites, or Telesat Corporation’s satellites may not operate as expected, after they have been launched and entered service. If Telesat Corporation is unable to resolve an anomaly, Telesat Corporation could experience damage to its reputation, reduced customer satisfaction, loss of existing customers and failure to attract new customers, failure to achieve market acceptance, cancellation of orders, loss of revenues, reduction in backlog and market share, increased service and warranty costs, diversion of development resources, legal actions by Telesat Corporation’s customers, issuance of credit to customers and increased insurance costs. Defects, integration issues or other performance problems in Telesat Corporation’s satellites could also result in financial or other damages to Telesat Corporation’s customers. Telesat Corporation’s customers could seek damages for related losses from Telesat Corporation, which could seriously harm Telesat Corporation’s business, financial condition and results of operations. The occurrence of any of these problems would seriously harm Telesat Corporation’s business, financial condition and results of operations.
Some of Telesat Corporation’s satellites have experienced in-orbit anomalies and may in the future experience further anomalies that may affect their performance.
A number of Telesat Corporation’s in-orbit satellites have experienced anomalies and may in the future experience further anomalies that may affect their performance. Past anomalies include:
Nimiq Satellites:
A number of Lockheed Martin’s A2100 series satellites have suffered in-orbit failures of circuits on their solar arrays. Lockheed Martin has determined that Nimiq 1 and Nimiq 2 are in the family of spacecraft that is susceptible to this anomaly.
Telesat Corporation’s Nimiq 1 has suffered a number of solar array circuit/string failures, resulting in a reduction of total available power. Currently, the solar array power continues to support operations. In addition, Telesat Corporation’s Nimiq 1 has suffered a number of battery cell failures, which have required some adjustments to the spacecraft’s operations to support the provision of satellite services, including reducing the number of transponders available for use during periods of solar eclipse. Nimiq 1 has also experienced thruster anomalies that have required some adjustments to the spacecraft’s operations but have not impacted service.
In February 2003, Nimiq 2 experienced an anomaly affecting the available power on the satellite. Lockheed Martin concluded the most likely cause of this anomaly was an electrical short-circuit caused by foreign object debris located in a single power-carrying connector. As a result of this anomaly, the south solar array power cannot be recovered. In addition, Nimiq 2 has experienced solar array circuit failures, resulting in a significant reduction of available power. These failures have substantially reduced the number of transponders Telesat Corporation can operate at saturation and it is currently expected that the available capacity will be further reduced over time. In April 2005, another satellite operator reported that a satellite of the same series as Nimiq 2 suffered a solar array anomaly that resulted in the complete loss of one array and a corresponding 50% reduction in available satellite power. Lockheed Martin, the manufacturer, has traced the most likely cause of this failure to a component on the solar array drive. Unlike Nimiq 1, Nimiq 2 has this component in its remaining functioning solar array. If this same component were to fail on the functioning array of Nimiq 2, it would result in a total loss of service of the satellite.
Anik Satellites:
Anik F1 was designed with the capability to cover both North America and South America from the 107.3° WL orbital location. In August 2001, Boeing, the manufacturer of the Anik F1 satellite, advised Telesat Corporation of a gradual decrease in available power on-board the satellite. Boeing investigated the cause of the power loss and reported that the power will continue to degrade. Telesat Corporation procured a replacement satellite, Anik F1R, which was launched in 2005. The North American traffic on Anik F1 was transferred to Anik F1R. Anik F1 continued to provide coverage of South America until December 2020. Anik F1 was recently moved to the 109.2° WL orbital location where it commenced inclined orbit operations.
Telesat Corporation has experienced and continues to experience intermittent anomalies with certain amplifiers in the Ka-band and Ku-band payloads on Anik F2. Boeing, the manufacturer, has completed its investigation of these anomalies. The majority of the affected Ka-band units continue to remain in service through modifying operational configurations. The Ku-band traveling-wave-tube amplifiers (“TWTAs”) that were affected as a result of these anomalies have failed. All but two of the failed transponders were replaced using spares and many of the Ku-band TWTAs currently in service have no further spares left to replace them should they fail. Anik F2 has experienced an anomaly with one of its two telemetry transmitters. While the failure of a single telemetry transmitter does not impact satellite operations or the service Telesat Corporation provides to its customers, in the event Telesat Corporation is unable to restore any redundancy and the second telemetry transmitter were to fail, Telesat Corporation would cease receiving important information from the satellite regarding its position in orbit and health and Telesat Corporation’s ability to operate the satellite would be adversely affected. A software patch for the satellite was developed by Boeing to provide telemetry to support operations in the event of a failure of the second transmitter and was implemented on the satellite in February 2013. Telesat Corporation’s Anik F2 satellite has also experienced anomalies on two of the station-keeping thrusters. One of the thrusters has failed while the second continues to support operations with some constraints. These thruster anomalies have had no impact on service. Alternative operational methods have been implemented to enable continued operations utilizing the remaining thrusters. The alternative operational methods are less fuel efficient and they will adversely impact the lifetime of the satellite. The evaluation of the lifetime impact is ongoing. In the event of another thruster failure, the satellite will need to commence inclined orbit operations and we would be unable to support the existing services on the satellite. There is a small Ka-band payload on Anik F3 which experienced an anomaly following launch. Telesat Corporation implemented a plan to remedy the effect of this anomaly and the Ka-band payload is currently operational.
Telstar Satellites:
Telstar 12 VANTAGE began to suffer from degraded performance of four channels in late December 2016 due to increased noise levels. Following an investigation with the satellite manufacturer, the root cause of the anomaly was determined. As a result of this degradation, two channels on T12V are no longer usable. In 2017, Telesat Corporation received insurance proceeds in connection with this anomaly. Degradation of performance was observed on additional channels in May 2018 due to increased noise levels. The satellite manufacturer investigation concluded that the root cause of the anomaly was similar to that of the 2016 anomaly. The channels continue to support service. In the event of further degradation, Telesat Corporation may lose the capability to continue to use two channels.
Telstar 14R/Estrela do Sul 2’s North solar array was damaged after launch and only partially deployed, diminishing the power and expected orbital maneuver life of the satellite. In July 2011, the satellite began commercial service with substantially reduced available transponder capacity and with an expected end-of-orbital maneuver life reduced to 2025. It is currently expected that the available transponder capacity will be reduced over time. If the damaged solar array on Telstar 14R/Estrela do Sul 2 were to unexpectedly deploy in the future this could result in a loss of capability to provide service. In September 2016, the primary gyro utilized to maintain operational pointing of the satellite exhibited degraded performance. The backup gyro unit was switched into service and is currently in operation. A ground-based system has been implemented, which provides the capability to operate the satellite in the absence of a functioning on-board gyro. This system will reduce the demands on the backup gyro unit and provide redundancy.
Telstar 19 VANTAGE has suffered a number of failures of heaters that support the operation of two of the three battery packs on the satellite. The satellite manufacturer conducted an investigation and determined the root cause of the anomaly. There is a risk that the satellite may experience additional heater failures. The functionality of the batteries and services on Telstar 19 VANTAGE have not been impacted by the failures thus far. Tests performed in orbit and on the ground have validated operational workarounds that Telesat Corporation can implement to maintain battery function in the event Telstar 19 VANTAGE were to suffer additional heater failures on the batteries.
In general, Telesat Corporation’s satellites are exposed to the potential risk of financial loss. See “— Telesat Corporation’s in-orbit satellites may fail to operate as expected due to operational anomalies resulting in lost revenues, increased costs and/or termination of contracts.”
The actual orbital maneuver lives of Telesat Corporation satellites may be shorter than it anticipates, and it may be required to reduce available capacity on its satellites prior to the end of their orbital maneuver lives.
For all but one of Telesat Corporation’s GEO satellites, the current expected end-of-orbital maneuver life date goes beyond the manufacturer’s end-of-service life date. A number of factors will affect the actual commercial service lives of Telesat Corporation satellites, including: the amount of propellant used in maintaining the satellite’s orbital location or relocating the satellite to a new orbital location (and, for newly-launched satellites, the amount of propellant used during orbit raising following launch); the durability and quality of their construction; the performance of their components; conditions in space such as solar flares and space debris; operational considerations, including operational failures and other anomalies; and changes in technology which may make all or a portion of its satellite fleet obsolete.
Telesat Corporation has been forced to remove satellites from service prematurely in the past due to an unexpected reduction in their previously anticipated end-of-orbital maneuver life. It is possible that the actual orbital maneuver lives of one or more of the existing satellites may also be shorter than currently anticipated. Further, on some of the satellites it is anticipated that the total available payload capacity may need to be reduced prior to the satellite reaching its end-of-orbital maneuver life.
Telesat Corporation periodically reviews the expected orbital maneuver life of each of its satellites using current engineering data. A reduction in the orbital maneuver life of any of the satellites could result in a reduction of the revenues generated by that satellite, the recognition of an impairment loss and an acceleration of capital expenditures. To the extent Telesat Corporation is required to reduce the available payload capacity prior to the end of a satellite’s orbital maneuver life, revenues from the satellite would be reduced.
Telesat Corporation’s insurance will not protect it against all satellite-related losses. Further, Telesat Corporation may not be able to renew insurance on its existing satellites or obtain insurance on future satellites on acceptable terms or at all, and, for certain of its existing satellites, Telesat Corporation has elected to forego obtaining insurance.
Telesat Corporation’s current satellite insurance does not protect it against all satellite-related losses that it may experience, and it does not have in-orbit insurance coverage for all of the satellites in its fleet. As of September 30, 2021, the total net book value of Telesat Corporation’s five in-orbit GEO satellites for which Telesat Corporation does not have insurance (Nimiq 1, Nimiq 2, Anik F1, Anik F1R, and ViaSat-1) was approximately $20.3 million. Telesat Corporation’s insurance does not protect it against business interruption, loss of revenues or delay of revenues. Telesat Corporation’s existing launch and in-orbit insurance policies include specified exclusions, deductibles and material change limitations, and future insurance policies are expected to continue to include such features. Typically, these insurance policies exclude coverage for damage or losses arising from acts of war, antisatellite devices, electromagnetic or radio frequency interference and other similar potential risks for which exclusions are customary in the industry at the time the policy is written. In addition, they typically exclude coverage for satellite health-related problems affecting the satellites that are known at the time the policy is written or renewed. Any claims under existing policies are subject to settlement with the insurers and may, in some instances, be payable to Telesat Corporation’s customers.
The price, terms and availability of satellite insurance has fluctuated significantly in recent years. These fluctuations may be affected by recent satellite launch or in-orbit failures and general conditions in the insurance industry. Launch and in-orbit policies on satellites may not continue to be available on commercially reasonable terms or at all. To the extent Telesat Corporation experiences a launch or in-orbit failure that is not fully insured, or for which insurance proceeds are delayed or disputed, Telesat Corporation may not have sufficient resources to replace the affected satellite. In addition, higher premiums on insurance policies increase costs, thereby reducing profitability. Future insurance policies may also have higher deductibles, shorter coverage periods, higher loss percentages required for constructive total loss claims and additional satellite health-related policy exclusions, all of which would reduce Telesat Corporation’s expected profitability. There can be no assurance that, upon the expiration of an in-orbit insurance policy, which typically has a term of one year, Telesat Corporation will be able to renew the policy on terms acceptable to it.
Telesat Corporation may elect to reduce or eliminate insurance coverage for certain of its existing satellites, or elect not to obtain insurance policies for its future satellites, especially if exclusions make such policies ineffective, the costs of coverage make such insurance impractical or self-insurance is deemed more cost effective.
Telesat Corporation derives a substantial amount of its revenues from only a few of its customers. A loss of, or default by, one or more of these major customers, or a material adverse change in any such customer’s business or financial condition, could materially reduce Telesat Corporation’s future revenues and contracted backlog.
For the twelve months ended September 30, 2021, Telesat Corporation’s top five customers together accounted for approximately 63% of its revenues. As at September 30, 2021, Telesat Corporation’s top five backlog customers together accounted for approximately 84% of its backlog. If any of its major customers choose not to renew their contracts at the expiration of the existing terms or seek to negotiate concessions, particularly on price, it could have a material adverse effect on results of operations, business prospects and financial condition. Telesat Corporation customers could experience a downturn in their business or find themselves in financial difficulties, which could result in their ceasing or reducing their use of Telesat Corporation services or becoming unable to pay for services they had contracted to buy. In addition, some of Telesat Corporation’s customers’ industries are undergoing significant consolidation, and Telesat Corporation customers may be acquired by each other or other companies, including by Telesat Corporation competitors. Such acquisitions could adversely affect Telesat Corporation’s ability to sell services to such customers and to any end-users whom they serve. Some customers have in the past defaulted, and customers may in the future default, on their obligations to Telesat Corporation due to bankruptcy, lack of liquidity, operational failure or other reasons. Such defaults could adversely affect revenues, operating margins and cash flows. If Telesat Corporation’s contracted revenue backlog is reduced due to the financial difficulties of its customers, revenues, operating margins and cash flows would be further negatively impacted.
Telesat Corporation’s business is capital intensive and it may not be able to raise adequate capital to finance its business strategies, or it may be able to do so only on terms that significantly restrict its ability to operate its business.
Implementation of Telesat Corporation’s business strategy requires a substantial outlay of capital. As it pursues its business strategies and seeks to respond to developments in its business and opportunities and trends in its industry, Telesat Corporation’s actual capital expenditures may differ from expected capital expenditures. There can be no assurance that Telesat Corporation will be able to satisfy capital requirements in the future. In addition, if one of its satellites fails unexpectedly, there is no assurance of insurance recovery or the timing thereof and Telesat Corporation may need to exhaust or significantly draw upon its Amended Revolving Credit Facility or obtain additional financing to replace the satellite. If Telesat Corporation determines it needs to obtain additional funds through external financing and is unable to do so, it may be prevented from fully implementing its business strategy.

The availability and cost to Telesat Corporation of external financing depends on a number of factors, including its credit rating and financial performance and general market conditions. Telesat Corporation’s ability to obtain financing generally may be influenced by the supply and demand characteristics of the telecommunications sector in general and of the satellite services sector in particular. Declines in expected future revenues under contracts with customers and challenging business conditions faced by Telesat Corporation customers are among the other factors that may adversely affect Telesat Corporation’s credit and access to the capital markets. Other factors that could impact Telesat Corporation’s credit rating include the amount of debt in its current or future capital structure, activities associated with strategic initiatives, the health of its satellites, the success or failure of its planned launches, its expected future cash flows and the capital expenditures required to execute its business strategy. The overall impact on its financial condition of any transaction that it pursues may be negative or may be negatively perceived by the financial markets and rating agencies and may result in adverse rating agency actions with respect to Telesat Corporation’s credit rating and access to the capital markets. Long-term disruptions in the capital or credit markets as a result of uncertainty or recession, changing or increased regulation or failures of significant financial institutions could adversely affect its access to capital. A credit rating downgrade or deterioration in Telesat Corporation’s financial performance or general market conditions could limit its ability to obtain financing or could result in any such financing being available only at greater cost or on more restrictive terms than might otherwise be available and, in either case, could result in Telesat Corporation deferring or reducing capital expenditures, including on new or replacement satellites.
Telesat Corporation satellite launches may be delayed, it may suffer launch failures or its satellites may fail to reach their planned orbital locations. Any such issue could result in the loss of a satellite or cause significant delays in the deployment of the satellite which could have a material adverse effect on results of operations, business prospects and financial condition.
Delays in launching satellites and in the deployment of satellites are not uncommon and result from construction delays, the unavailability of reliable launch opportunities with suppliers, delays in obtaining required regulatory approvals and launch failures. If satellite construction schedules are not met, a launch opportunity may not be available at the time the satellite is ready to be launched. Satellites are also subject to certain risks related to failed launches. Launch vehicles may fail. Launch failures result in significant delays in the deployment of satellites because of the need to construct replacement satellites, which can take up to 30 months or longer, and to obtain another launch vehicle. A delay or perceived delay in launching a satellite, or replacing a satellite, may cause Telesat Corporation’s current customers to move to another satellite provider if they determine that the delay may cause an interruption in continuous service. In addition, Telesat Corporation’s contracts with customers who purchase or reserve satellite capacity may allow the customers to terminate their contracts in the event of a delay. Any such termination would require Telesat Corporation to refund any prepayment it may have received, and would result in a reduction in its contracted backlog and would delay or prevent it from securing the commercial benefits of the new satellite.
Replacing a satellite upon the end of its service life will require Telesat Corporation to make significant expenditures and may require it to obtain shareholder approval and Telesat Corporation may choose not to, or be unable to, replace some of its satellites upon their end of life.
To ensure no disruption in its GEO business and to prevent loss of customers, Telesat Corporation will be required to commence construction of a replacement satellite approximately three to five years prior to the expected end of service life of the satellite then in orbit. Typically, the construction, launch and insurance of a GEO satellite costs in the range of US$250,000,000 to US$300,000,000. There is no assurance that Telesat Corporation will have sufficient cash, cash flow or be able to obtain third-party or shareholder financing to fund such expenditures on favorable terms, if at all. Moreover, the Telesat Corporation Articles provide that the power of Telesat Corporation’s board to issue securities of Telesat Corporation cannot be delegated to a committee, and, consequently, so long as designees of PSP Investments and MHR hold a combined majority of the seats on Telesat Corporation’s board, the approval of at least the designees of PSP Investments or of MHR is required for Telesat Corporation to issue securities. In the event that Telesat Corporation determines to finance expenditures to replace satellites by issuing securities, such designees could block such a financing.

Certain of Telesat Corporation’s satellites are nearing their expected end-of-orbital maneuver lives. Should Telesat Corporation not have sufficient funds available to replace those satellites or Telesat Corporation be unable to finance such replacements, because of PSP Investments’ and MHR’s determining not to approve such financing or otherwise, it could have a material adverse effect on Telesat Corporation’s results of operations, business prospects and financial condition. In order to justify the cost of replacing a satellite at the end of its life, there must be sufficient demand for services, and sufficient spectrum available to Telesat Corporation to provide those services, such that a reasonable business case can be made for its replacement. If there is insufficient demand for a replacement, or if Telesat Corporation does not have sufficient spectrum available to it, as a result of the repurposing of C-band and/or Ka-band spectrum for terrestrial use or otherwise, Telesat Corporation may choose not to replace a satellite at the end of its life.
Telesat Corporation may experience a failure of ground operations infrastructure or interference with its satellite signals that impairs the commercial performance of, or the services delivered over, its satellites or the satellites of other operators for whom it provides ground services, which could result in a material loss of revenues.
Telesat Corporation operates an extensive ground infrastructure including its satellite control centre in Ottawa, its main earth station and back up satellite control facility at Allan Park, nine earth stations throughout Canada, and one teleport located in each of the U.S. and Brazil. These ground facilities are used for controlling Telesat Corporation’s satellites and/or for the provision of end-to-end services to its customers.
Telesat Corporation may experience a partial or total loss of one or more of these facilities due to natural disasters (tornado, flood, hurricane or other such acts of God), fire, acts of war or terrorism or other catastrophic events. A failure at any of these facilities would cause a significant loss of service for its customers. Additionally, it may experience a failure in the necessary equipment at the satellite control center, at the back-up facility, or in the communications links between these facilities and remote earth station facilities. A failure or operator error affecting tracking, telemetry and control operations might lead to a breakdown in the ability to communicate with one or more satellites or cause the transmission of incorrect instructions to the affected satellite(s), which could lead to a temporary or permanent degradation in satellite performance or to the loss of one or more satellites. Intentional or non-intentional electromagnetic or radio frequency interference could result in a failure of its ability to deliver satellite services to customers. A failure at any of Telesat Corporation’s facilities or in the communications links between facilities or interference with its satellite signal could cause revenues and backlog to decline materially and could adversely affect its ability to market its services and generate future revenues and profit.
Telesat Corporation purchases equipment from third-party suppliers and depends on those suppliers to deliver, maintain and support these products to the contracted specifications in order for it to meet its service commitments to its customers. Telesat Corporation may experience difficulty if these suppliers do not meet their obligations to deliver and support this equipment. Telesat Corporation may also experience difficulty or failure when implementing, operating and maintaining this equipment, or when providing services using this equipment. This difficulty or failure may lead to delays in implementing services, service interruptions or degradations in service, which could cause revenues and backlog to decline materially and could adversely affect Telesat Corporation’s ability to market its services and generate future revenues and profit.
Telesat Corporation’s dependence on outside contractors could result in delays related to the design, manufacture and launch of new satellites, or could limit its ability to sell its services, which could adversely affect operating results and prospects.
Any delays in the design, construction or launch of its satellites could have a material adverse effect on Telesat Corporation’s results of operations, business prospects and financial condition. There are a limited number of manufacturers that are able to design and build satellites according to the technical specifications and standards of quality Telesat Corporation requires, including Airbus Defence and Space, Thales Alenia Space, Boeing, Lockheed Martin, MELCO, Northrop Grumman (formerly Orbital) and Maxar. Telesat Corporation also relies on the manufacturers of its satellites to provide support throughout the life of the satellite in the event it should suffer an anomaly. If any of its manufacturers’ businesses fail, it could adversely impact Telesat Corporation’s ability to overcome a satellite anomaly and maintain its satellites in service, in whole or in part. There is also a limited number of suppliers able to launch such satellites, including International Launch Services, Arianespace, Mitsubishi Heavy Industries, SpaceX, Blue Origin and Lockheed Martin. Should any of its manufacturers’ or launch suppliers’ businesses fail, it would reduce competition and could increase the cost of satellites and launch services. Adverse events with respect to any of Telesat Corporation’s manufacturers or launch suppliers could also result in the delay of the design, construction or launch of satellites.
General economic conditions may also affect the ability of Telesat Corporation’s manufacturers and launch suppliers to provide services on commercially reasonable terms or to fulfil their obligations in terms of manufacturing schedules, launch dates, pricing or other items. Even where alternate suppliers for such services are available, Telesat Corporation may have difficulty identifying them in a timely manner, it may incur significant additional expense in changing suppliers, and this could result in difficulties or delays in the design, construction or launch of satellites.
Changes in consumer demand for traditional television services and expansion of terrestrial networks have adversely impacted the growth in subscribers to DTH television services in North America, which may adversely impact future revenues.
A substantial amount of Telesat Corporation’s revenue is earned from customers who use its services to provide DTH television services to the public in North America. For the twelve months ended September 30, 2021, approximately 95% of Telesat Corporation’s broadcast revenue was derived from North American DTH television services. For various reasons, the number of DTH subscribers to whom Telesat Corporation’s customers provide services has been decreasing. In many regions of the world, including North America, the terrestrial networks with which Telesat Corporation competes continue to expand. Terrestrial networks have advantages over traditional DTH services for the delivery of two-way services, such as on-demand video services. Moreover, one of Telesat Corporation’s largest DTH customers also has a substantial fiber terrestrial broadcast distribution network that it is continuing to expand, which has led to certain of their own DTH customers migrating to their terrestrial network. The migration of DTH customers to terrestrial networks, in order to access improved two-way services or for other reasons, could decrease the demand for Telesat Corporation’s services, adversely impacting future revenue and financial performance.
The growth of “over-the-top” (“OTT”) video distribution (e.g., Netflix) may also have an adverse impact on Telesat Corporation’s broadcast business. OTT distribution is an on-demand (i.e., non-linear) platform that provides delivery of broadcasting services to consumers through an internet service provider that may not be involved in the control or distribution of the content itself. The growth of OTT distribution has had a negative impact on the demand for the services of Telesat Corporation’s large DTH customers, which could result in lower demand for Telesat Corporation’s broadcast satellite capacity.
Reductions in government spending could reduce demand for Telesat Corporation’s services.
Governments, in particular the U.S. government, purchase a substantial amount of satellite services from commercial satellite operators, including Telesat Corporation. Spending authorizations for defense-related and other programs by the U.S. government have fluctuated in the past, and future levels of expenditures and authorizations for these programs may decrease, remain constant or shift to programs in areas where Telesat Corporation does not provide services. To the extent the U.S. government and its agencies reduce spending on commercial satellite services, this could adversely affect Telesat Corporation’s revenue and operating margins. Many governments provide funding for satellite services that are used to provide broadband connectivity to rural and remote communities and those with limited terrestrial infrastructure. To the extent these governments reduce spending on satellite services, as a result of the need to reduce overall spending during periods of fiscal restraint, to reduce budget deficits or otherwise, demand for Telesat Corporation’s services could decrease which could adversely affect revenue, the prices it is able to charge for its services and results of operations, business prospects and financial condition.
Telesat Corporation’s failure to maintain or obtain authorizations under and comply with the U.S. export control and trade sanctions laws and regulations could have a material adverse effect on results of operations, business prospects and financial condition.
The export of satellites and technical data related to satellites, earth station equipment and provision of services are subject to U.S. export control and economic sanctions laws, implemented by U.S. State

Department, Department of Commerce and Department of the Treasury regulations. If Telesat Corporation does not maintain its existing authorizations or obtain necessary future authorizations under the export control laws and regulations of the U.S., it may be unable to export technical data or equipment to non-U.S. persons and companies, including to its own non-U.S. employees, as required to fulfil existing contracts. If it does not maintain its existing authorizations or obtain necessary future authorizations under the trade sanctions laws and regulations of the U.S., it may not be able to provide satellite capacity and related administrative services to certain countries subject to U.S. sanctions. Telesat Corporation’s ability to acquire new U.S.-manufactured satellites, procure launch services and launch new satellites, operate existing satellites, obtain insurance and pursue its rights under insurance policies or conduct its satellite-related operations and consulting activities could also be negatively affected if Telesat Corporation and its suppliers are not able to obtain and maintain required U.S. export authorizations.
The content of third-party transmissions over Telesat Corporation satellites may affect it since it could be subject to sanctions by various governmental entities for the transmission of certain content.
Telesat Corporation provides satellite capacity for transmissions by third parties. Telesat Corporation does not decide what content is transmitted over its satellites, although its contracts generally provide Telesat Corporation with rights to prohibit certain types of content or to cease transmission or permit it to require its customers to cease their transmissions under certain circumstances. A governmental body or other entity may object to some of the content carried over Telesat Corporation’s satellites, such as “adult services” video channels or content deemed political in nature. Issues arising from the content of transmissions by these third parties over Telesat Corporation’s satellites could affect its future revenues, operations or its relationship with certain governments or customers.
Fluctuations in available satellite capacity could adversely affect Telesat Corporation’s results.
The availability of satellite capacity has fluctuated over time, characterized by periods of undersupply of capacity, followed by periods of substantial new satellite construction which is, in turn, followed by an oversupply of available capacity. The industry appears to be currently experiencing a period of oversupply. Given the number of new satellites launched over the past several years, many of which contain high throughput payloads, as well as the number of satellite constellations being deployed and under development, unless Telesat Corporation experiences a corresponding increase in demand, the next several years are likely to continue to be characterized by an oversupply of capacity. In addition, changes in technology could introduce a substantial amount of new capacity into the market, further exacerbating the oversupply problem. An oversupply of capacity leads to a decrease in rates charged for satellite services which could adversely affect Telesat Corporation’s results of operations and cash flows.
Developments that Telesat Corporation expects to support the growth in demand for satellite services, such as continued growth in corporate data and internet traffic, may fail to materialize or may not occur in the manner or to the extent anticipated.
Telesat Corporation is subject to risks associated with doing business internationally.
Telesat Corporation’s operations internationally are subject to risks that are inherent in conducting business globally. It is subject to compliance with the U.S. Foreign Corrupt Practices Act (“FCPA”) and other similar anti-corruption laws, which generally prohibit companies and their intermediaries from making improper payments to foreign government officials for the purpose of obtaining or retaining business. While its employees and contractors are required to comply with these laws, Telesat Corporation cannot be sure that its internal policies and procedures will always protect it from violations of these laws, despite its commitment to legal compliance and corporate ethics. Violations of these laws may result in severe criminal and civil sanctions as well as other penalties, and the U.S. Securities and Exchange Commission and U.S. Department of Justice have increased their enforcement activities with respect to the FCPA. The occurrence or allegation of these types of risks may adversely affect Telesat Corporation’s business, performance, financial condition, and results of operations.

Telesat Corporation is subject to significant and intensifying competition within the satellite industry and from other providers of communications capacity. A failure to compete effectively would result in a loss of revenues and a decline in profitability, which would adversely affect Telesat Corporation’s results of operations, business prospects and financial condition.
Telesat Corporation provides point-to-point and point-to-multipoint services for voice, data and video communications and for high-speed internet access. Telesat Corporation competes against global competitors who are substantially larger than it in terms of both the number of satellites in orbit as well as in terms of revenues. Due to their larger sizes, these operators are able to take advantage of greater economies of scale, may be more attractive to customers, may (depending on the specific satellite and orbital location in question) have greater flexibility to restore service to their customers in the event of a partial or total satellite failure and may be able to offer expansion capacity for future requirements. Telesat Corporation also competes against regional satellite operators who may enjoy competitive advantages in their local markets. As a result of the availability of export credit agency financing for projects that would not otherwise obtain financing from commercial lenders, new entrants, including governments that have traditionally purchased satellite capacity from established satellite operators, are acquiring their own satellites, which increases the amount of available satellite capacity in the marketplace and decreases the demand for Telesat Corporation’s services.
A substantial portion of Telesat Corporation’s business is in the Canadian domestic market. This market is characterized by increasing competition among satellite providers and rapid technological development. The Canadian Government opened Canadian satellite markets to foreign satellite operators for the provision of fixed-satellite services (“FSS”), with the exception of DTH television services provided through FSS, as part of its 1998 World Trade Organization (“WTO”) commitments to liberalize trade in basic telecommunications services, and in September 2005 revised its satellite-use policy to permit the use of foreign-licensed satellites for digital audio radio services in Canada. Further liberalization of the policy may occur and could result in increased competition in Canadian satellite markets. Historically, the Canadian regulatory framework has required the use of Canadian-licensed satellites for the delivery of DTH in Canada whether through FSS or direct broadcast satellite (“DBS”) facilities. It is possible that this framework could change and allow non-Canadian satellite operators that have adequate service coverage in Canadian territory to compete for future business from Telesat Corporation’s DTH customers.
Telesat Corporation’s business is also subject to competition from ground based forms of communications technology. For many point-to-point and other services, the offerings provided by terrestrial companies can be more competitive than the services offered via satellite. A number of companies are increasing their ability to transmit signals on existing terrestrial infrastructures, such as fiber optic cable, DSL (digital subscriber line) and terrestrial wireless transmitters often with funding and other incentives provided by government. The ability of any of these companies to increase their capacity and/or the reach of their network significantly would likely result in a decrease in the demand for Telesat Corporation’s services. Increasing availability of capacity from other forms of communications technology can create an excess supply of telecommunications capacity, decreasing the prices Telesat Corporation would be able to charge for its services under new service contracts and thereby negatively affecting profitability. New technology could render satellite-based services less competitive by satisfying consumer demand in other ways. Telesat Corporation also competes for local regulatory approval in places where more than one provider may want to operate, and with other satellite operators for scarce frequency assignments and a limited supply of orbital locations.
A failure to compete effectively could result in a loss of revenues and a decline in profitability, a decrease in the value of Telesat Corporation’s business and a downgrade of Telesat Corporation’s credit rating, which would restrict its access to the capital markets.
Spectrum values historically have been volatile, which could cause the value of Telesat Corporation’s business to fluctuate.
A material amount of Telesat Corporation’s asset value is derived from Telesat Corporation’s spectrum authorizations. Valuations of spectrum in other frequency bands historically have been volatile, and Telesat Corporation cannot predict any future change in the value of Telesat Corporation’s spectrum and other assets. In addition, to the extent that the ITU or any governmental authority takes action that makes additional spectrum available or promotes the more flexible use or greater availability of existing satellite or terrestrial spectrum allocations, for example, by means of spectrum leasing or new spectrum sales, the availability of such additional spectrum could reduce the value of Telesat Corporation’s spectrum authorizations and, as a result, the value of Telesat Corporation’s business.
Changes in technology could have a material adverse effect on Telesat Corporation’s results of operations, business prospects and financial condition.
The implementation of new technologies that can provide increased capacity to end-users at lower cost may reduce demand for Telesat Corporation’s services. Many of the new GEO satellites deployed over the last several years and replacement satellites expected to be deployed in the near term will be high throughput satellites, which are able to transmit substantially more data than pre-existing satellites or may include high throughput payloads. These satellites may decrease demand and/or prices for traditional satellite capacity. While Telesat Corporation owns the high throughput Canadian payload on ViaSat-1, and has incorporated high throughput payloads on its Telstar 12 VANTAGE satellite, Telstar 18 VANTAGE and Telstar 19 VANTAGE satellites, the introduction of more, and more capable, HTS by other operators into the markets in which Telesat Corporation participates could have a material adverse effect on results of operations, business prospects and financial condition.
A number of NGSO satellite projects are in development, production, or in the process of being deployed which, if implemented successfully, could have significant advantages over GEO satellite systems, in particular for latency sensitive applications. These projects have the potential to substantially increase the amount of available capacity in the marketplace, decreasing demand for GEO satellite services. In addition to new satellite technologies, new projects which could compete with traditional satellite services have recently been announced, including for the provision of telecommunications services using balloons or drones.
Improvements in existing technologies could also adversely impact the demand for satellite services. For example, improvements in signal compression could allow Telesat Corporation customers to transmit the same amount of data using a reduced amount of capacity, which could decrease demand for Telesat Corporation services.
Interruption or failure of, or cyber-attacks on, Telesat Corporation information technology and communication systems, data breaches, data theft, unauthorized access or hacking could materially harm Telesat Corporation’s reputation and ability to operate its business effectively, any of which could harm its business and operating results.
Telesat Corporation’s success depends, in part, on the secure and uninterrupted performance of Telesat Corporation’s information technology and communications systems, which are an integral part of its business. Telesat Corporation relies on its information and communications systems, as well as on software applications developed internally and externally, to effectively manage its accounting and financial functions, including maintaining its internal controls, operate its satellites and satellites for third parties, provide consulting services to customers, transmit customer’s proprietary and/or confidential content and assist with other operations, among other things. An increasing number of companies have disclosed breaches of their security, some of which have involved sophisticated and highly targeted attacks on their computer networks. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems, change frequently and often are not recognized until launched against a target, Telesat Corporation may be unable to anticipate these techniques or to implement adequate preventative measures. If unauthorized parties gain access to Telesat Corporation’s information technology systems, they may be able to misappropriate assets, including confidential trade secrets and intellectual property assets, which could be used to compete against Telesat Corporation’s business and otherwise adversely impact its competitive position. They could also access sensitive information (such as personally identifiable information of Telesat Corporation’s customers, business partners and employees), cause interruption in Telesat Corporation’s operations, corruption of data or computers, or otherwise damage Telesat Corporation’s reputation and business. In such circumstances, Telesat Corporation could be held liable to its customers or other parties, or be subject to regulatory or other actions for breaching privacy rules.
While Telesat Corporation continues to bolster its systems with additional security measures and, working with external experts, mitigate the risk of security breaches, its systems may be vulnerable to theft, loss, damage and interruption from a number of potential sources and events, including unauthorized access or security breaches, inclement weather, natural or man-made disasters, earthquakes, explosions, terrorist attacks, floods, fires, cyberattacks, computer viruses, malware, ransomware, phishing attacks, social engineering schemes, domain name spoofing, insider theft, power loss, telecommunications or equipment failures, transportation interruptions, accidents or other disruptive events or attempts to harm its systems. Telesat Corporation’s facilities are potentially vulnerable to break-ins, sabotage and intentional acts of vandalism. Its disaster recovery planning cannot account for all eventualities. Telesat Corporation’s business and operations could be adversely affected if, as a result of a significant cyber event or otherwise, its operations are disrupted or shutdown, confidential or proprietary information is stolen or disclosed, it loses customers, it incurs costs or is required to pay fines in connection with confidential or export-controlled information that is disclosed, it must dedicate significant resources to system repairs or increase cyber security protection or it otherwise incurs significant litigation or other costs as a result of any such event. A serious disruption to Telesat Corporation’s systems could significantly limit its ability to manage and operate its business efficiently, which in turn could have a material adverse effect on its business, reputation, results of operations and financial condition. Furthermore, any compromise of Telesat Corporation’s security could result in a loss of confidence in Telesat Corporation’s security measures, and subject Telesat Corporation to litigation, civil or criminal penalties, and negative publicity that could adversely affect Telesat Corporation’s financial condition and results of operations.
The pandemic caused by the current outbreak of a novel strain of coronavirus (“COVID-19”) could have a material adverse effect on Telesat Corporation’s business, financial condition and results of operations.
Telesat Corporation’s business and results of operation have been and may continue to be adversely affected by the current outbreak of COVID-19, and by measures taken to prevent its spread, including restrictions on travel, imposition of quarantines, cancellation of events, remote working, and closure of workplaces and other businesses. Telesat Corporation’s business and results of operations may also be negatively impacted by the adverse effect that COVID-19 has had and may continue to have on global economic activity, which may include a period of prolonged global or regional economic slowdowns or recessions. The extent of the impact of COVID-19 is subject to change and is dependent on many factors, including the duration of the pandemic, the success and timing of the vaccination rollout, and the measures that may be implemented by, or that may be imposed upon, Telesat Corporation, Telesat Corporation’s customers and Telesat Corporation’s suppliers in response to the pandemic, and is therefore difficult to predict. COVID-19 could also impact Telesat Corporation’s ability to attract capital to finance business strategies, such as the development of the Lightspeed constellation and its related network, and also could increase Telesat Corporation’s cost of borrowing.
As previously disclosed, Telesat Corporation’s customers in the maritime and aeronautical markets have been significantly impacted by the COVID-19 pandemic and measures implemented in response to it. At the request of some of these customers, Telesat Corporation has agreed to amend the terms of certain of their contracts to mitigate the adverse financial impact COVID-19 is having on their respective businesses. Other customers may make similar requests in the future and Telesat Corporation may enter into similar arrangements. The arrangements Telesat Corporation has entered into, and may enter into in the future, will have an adverse impact on Telesat Corporation’s revenues in the near term. In addition, certain of Telesat Corporation’s maritime and aeronautical customers have been through voluntary bankruptcy proceedings. As a result, Telesat Corporation had to record a provision for bad debt expense for certain accounts receivables with these customers given the risk that Telesat Corporation may not receive payment for all, or substantially all, of the amounts owed to Telesat Corporation. Further, bankruptcy laws permit the party in bankruptcy to choose to reject any existing contracts they have entered into and in certain cases these customers chose to reject contracts they had with Telesat Corporation, thereby voiding the customers’ obligations under those contracts, which adversely impacted Telesat Corporation’s revenues. Moreover, Telesat Corporation may not be able to sell the resulting excess capacity on favorable terms, if at all. The adverse effects of the COVID-19 pandemic could result in some of Telesat Corporation’s other customers entering into bankruptcy in the future, or otherwise defaulting on their obligation to pay for Telesat Corporation’s services, including the customers to whom Telesat Corporation has provided contractual relief. In any of these circumstances, Telesat Corporation’s revenues, operating income and cash flows would be negatively impacted.
Telesat Corporation purchases equipment from third-party suppliers and depends on those suppliers to deliver, maintain and support these products to the contracted specifications in order to meet Telesat Corporation’s service commitments to Telesat Corporation’s customers. Additionally, Telesat Corporation is currently developing an advanced, Lightspeed constellation consisting of several hundred satellites in NGSO. There are a limited number of manufacturers that are able to design and build satellites and ground terminals according to the technical specifications and standards of quality Telesat Corporation requires and a limited number of launch providers that are able to launch Telesat Corporation’s satellites. There is currently a worldwide shortage in the supply of numerous items, including many electronic components such as, diodes, computer chips and resistors, that are required for the manufacture of automobiles as well as our Telesat Lightspeed satellites. If Telesat Corporation’s suppliers are not able to deliver goods and services due to operational challenges, temporary or permanent shut downs, severe financial hardship or bankruptcy, or disruptions in their own supply chains, due to the impact of the COVID-19 pandemic or for other reasons, Telesat Corporation’s ability to meet Telesat Corporation’s service commitments to Telesat Corporation’s customers may be adversely affected and the design, construction or launch of the Lightspeed constellation or components of the network that support it would be delayed.
Telesat Corporation’s corporate headquarters, and many of its other offices and facilities, are located in jurisdictions that have instituted work from home and social distancing requirements. These restrictions have adversely impacted the ability of Telesat Corporation’s employees to travel to their places of work, to customer locations and to supplier facilities. Telesat Corporation enacted a work from home policy for Telesat Corporation’s employees effective March 16, 2020, which remains in place, in whole or in part, in certain locations. To date, Telesat Corporation has maintained Telesat Corporation’s operations without any known material adverse impact on operations. However, the future effects of the COVID-19 pandemic are dependent on a number of factors, including the duration and severity of the COVID-19 pandemic, whether a significant number of Telesat Corporation’s employees supporting critical operations contract COVID-19, whether the current measures to prevent the spread of COVID-19 continue, and whether new restrictions are imposed, and, as a result, the extent of the continuing impact of the COVID-19 pandemic on Telesat Corporation’s business and results of operation is difficult to predict. In the event that Telesat Corporation’s ability to operate Telesat Corporation’s business was adversely impacted by the COVID-19 pandemic or by measures taken to prevent its spread, Telesat Corporation’s revenue and financial performance could be adversely affected.
Telesat Corporation may pursue acquisitions, dispositions and strategic transactions which could result in the incurrence of additional costs, liabilities or expenses in connection with the implementation of such transactions.
In the future, Telesat Corporation may pursue acquisitions, dispositions and strategic transactions, which may include joint ventures and strategic relations, as well as business combinations or the acquisition or disposition of assets. Acquisitions, dispositions and strategic transactions involve a number of risks, including: potential disruption of ongoing business; distraction of management; may result in Telesat Corporation being more leveraged; the anticipated benefits and cost savings of those transactions may not be realized fully or at all or may take longer to realize than expected; increasing the scope and complexity of Telesat Corporation operations; and loss or reduction of control over certain of its assets.
The presence of one or more material liabilities of an acquired company that are unknown to Telesat Corporation at the time of acquisition could have a material adverse effect on its results of operations, business prospects and financial condition. A strategic transaction may result in a significant change in the nature of its business, operations and strategy. In addition, it may encounter unforeseen obstacles or costs in implementing a strategic transaction.
Telesat Corporation continues to evaluate the performance of all of its businesses and may sell businesses or assets. Such a sale could include a strategic disposition of one or more of its satellites. In addition to the risks listed above that may occur with any acquisition, disposition or strategic transaction, a satellite divestiture could result in a loss of revenues or significant write-offs, including those related to goodwill and other intangible assets, which could have a material adverse effect on its financial condition, results of operations and cash flows. There can be no assurance that Telesat Corporation will be successful in addressing these or any other significant risks encountered.
Telesat Corporation could experience the departure of key employees or may be unable to recruit the employees needed for its success.
Telesat Corporation relies on a number of key employees, including members of management and certain other employees possessing unique experience in technical and commercial aspects of the satellite services business. If it is unable to retain these employees, it could be difficult to replace them. In addition, Telesat Corporation’s business, with its constant technological developments, must continue to attract highly qualified and technically skilled employees. In the future, if Telesat Corporation were unable to retain or replace its key employees, or if it were unable to attract new highly qualified employees, it could have a material adverse effect on results of operations, business prospects and financial condition.
Telesat Corporation’s future reported net income and asset values could be adversely affected by impairments of the value of goodwill and intangible assets.
The assets listed on Telesat Corporation’s consolidated balance sheet as at September 30, 2021 include goodwill with a carrying value of approximately $2,446.6 million and other intangible assets with a carrying value of approximately $766.0 million. Goodwill and other intangible assets are qualitatively assessed for indicators of impairment. If the qualitative assessment concludes an indication of impairment, a quantitative impairment test of goodwill and other intangible assets (such as orbital locations) with indefinite useful lives is undertaken. Telesat Corporation measures for the quantitative impairment test using a projected discounted cash flow method and confirms the assessment using other valuation methods.
If the asset’s carrying value is more than its recoverable amount, the difference is recorded as a reduction in the amount of the asset on the balance sheet and an impairment charge in the statement of income. Quantitative testing for impairment requires significant judgment by management to determine the assumptions used in the impairment analysis. Any changes in the assumptions used could have a material impact on the impairment analysis and result in an impairment charge. Telesat Corporation cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the reported asset values. If Telesat Corporation’s goodwill or other intangible assets are deemed to be impaired in whole or in part, it could be required to reduce or write-off such assets, which could have a material adverse effect on its financial condition.
Significant changes in exchange rates could have a material adverse effect on financial results.
Telesat Corporation’s main foreign currency exposures as of September 30, 2021 lie in its U.S. dollar denominated debt financing and cash and cash equivalents. In addition, approximately 52.8% of revenue, 36.4% of operating expenses, 100.0% of interest expense on indebtedness and the majority of capital expenditures were denominated in U.S. dollars for the twelve months ended September 30, 2021.
As a result of an increase in the value of the Canadian dollar against the U.S. dollar at September 30, 2021 compared to September 30, 2020, Telesat recorded a foreign exchange gain of approximately $154.0 million for the twelve months ended September 30, 2021. A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) indebtedness and (decreased) increased net income as at September 30, 2021 by $190.4 million. A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) cash and cash equivalents by $73.4 million, increased (decreased) net income by $45.1 million and increased (decreased) other comprehensive income by $28.3 million as at September 30, 2021. In addition, for the twelve months ended September 30, 2021, a five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) revenue by $20.4 million, operating expenses by $3.5 million, and interest expense by $7.6 million. These analyses assume that all other variables remain constant.
A portion of Telesat Corporation revenues comes from contracts which are denominated in Brazilian Reais. Any decrease in the value of the Brazilian Reais against the Canadian dollar would reduce revenues.
Significant changes in exchange rates could materially increase interest and other payment obligations under Telesat Corporation’s financing arrangements.
As at September 30, 2021, the Canadian dollar equivalent of Telesat Corporation’s debt, excluding deferred financing costs, loss on repayment and prepayment options was $3,807.6 million. As at September 30, 2021, if the value of the Canadian dollar against the U.S. dollar increased (decreased) by $0.01, indebtedness would have decreased (increased) by $30.0 million. Changes in exchange rates impact the amount that Telesat Corporation pays in interest, and may significantly increase the amount that it is required to pay in Canadian dollar terms to redeem its Senior Secured Notes, 2026 Senior Secured Notes or Senior Notes, either at maturity, or earlier if redemption rights are exercised or other events occur which require it to offer to purchase its Senior Secured Notes, 2026 Senior Secured Notes or Senior Notes prior to maturity, and to repay funds drawn under the Senior Secured Credit Facilities.
The soundness of financial institutions and counterparties could adversely affect Telesat Corporation.
Telesat Corporation has exposure to many different financial institutions and counterparties (including those under its credit, financing and insurance arrangements), including brokers and dealers, commercial banks, investment banks, insurance providers and other institutions and industry participants. Telesat Corporation is exposed to risk, including credit risk resulting from many of the transactions it executes in connection with its hedging activities, in the event that any of its lenders or counterparties, including its insurance providers, are unable to honor their commitments or otherwise default under an agreement with it.
Because of the Telesat Canada Reorganization and Divestiture Act, a Canadian act uniquely applicable to Telesat Canada (but not the other entities in the Telesat Corporation corporate structure), Telesat Corporation’s primary operating subsidiary may not have access to the usual protections from creditors and other rights available to insolvent persons and creditors, may not have recourse to the usual rights, remedies and protections under applicable bankruptcy and insolvency laws generally available to creditors of insolvent persons.
Under the Telesat Canada Reorganization and Divestiture Act (“Telesat Divestiture Act”), Telesat Canada (as a corporate entity) is subject to certain special conditions and restrictions. The Telesat Divestiture Act provides that no legislation relating to the solvency or winding-up of a corporation applies to Telesat Canada and in no case shall Telesat Canada’s affairs be wound up unless authorized by an Act of the Parliament of Canada. As a result of such legislative provisions, Telesat Canada and its creditors may not have recourse to the usual rights, remedies and protections under applicable bankruptcy and insolvency laws, including the imposition of a stay of proceedings, or a regulated and orderly process to settle or compromise claims and make distributions to creditors, or recourse to fraudulent preference, transfer at undervalue or fraudulent conveyance laws. The effect of the Telesat Divestiture Act upon Telesat Canada’s insolvency has not been considered by a Canadian court and, accordingly, the application of Canadian federal bankruptcy and insolvency laws and provincial receivership and fraudulent conveyance and assignment and preference laws, and the exercise by a Canadian court of any judicial discretion which could affect the enforcement of rights and remedies or other equitable relief against Telesat Canada in the context of an insolvency, is uncertain. To the extent bankruptcy and insolvency laws do not apply to Telesat Canada, its creditors may individually seek to pursue any available rights or remedies, as secured or unsecured creditors as the case may be, against Telesat Canada and its assets. Only Telesat Canada’s assets (including the shares in its subsidiaries) are subject to the Telesat Divestiture Act, but the assets of the other entities within the Telesat Corporation corporate structure, including the guarantors of Telesat Canada’s credit facility and outstanding notes, are not. These restrictions may have a material impact on the sale of Telesat Canada or its assets in any bankruptcy or reorganization scenario and on any proceeding to realize value from Telesat Canada or its assets.
Risks Relating to Telesat Corporation’s Lightspeed Constellation
There are numerous risks and uncertainties associated with Telesat Corporation’s business, including the Lightspeed constellation. Telesat Corporation may be unable to raise sufficient capital to fund the Lightspeed constellation, Telesat Corporation may ultimately choose to not proceed with the project, or Telesat Corporation may proceed with the project and it may not be successful, any of which could have a material adverse effect on Telesat Corporation’s results of operations, business prospects and financial condition.
Telesat Corporation is currently developing an advanced low earth orbit satellite network consisting of several hundred satellites in NGSO. There are numerous risks and uncertainties associated with NGSO constellations generally and with Telesat Corporation’s Lightspeed constellation.
NGSO constellations are complex. In order to operate successfully and deliver a high-quality service, all components of the system, both on the ground and in space, must be integrated seamlessly and efficiently.

Unlike most traditional GEO satellites currently in use, which rely on legacy, space-tested hardware and established ground equipment infrastructures, some of the technology necessary for the successful operation of a LEO Constellation, in particular Telesat Corporation’s Lightspeed constellation, is still in development. Telesat Corporation’s Lightspeed constellation design incorporates leading-edge satellite technologies, including on-board data processing, multi-beam phased array antennas and optical inter-satellite links; these are technologies that have not been fully developed for space applications at the scale, levels of performance and price points that are required for the successful operation and commercialization of Telesat Corporation’s Lightspeed constellation. In addition, in order to provide a competitive service in certain of the customer segments Telesat Corporation plans to serve, it requires advances in ground terminal design and manufacturing, particularly electronic flat panel antennas capable of acquiring and tracking LEO satellites. If Telesat Corporation’s Lightspeed constellation does not deliver the required quality of service at prices that are competitive relative to other satellite providers and alternative products, it may not be able to acquire customers and establish a successful business. It is possible that Telesat Corporation may not be able to overcome the technological hurdles required to complete the planned Lightspeed constellation, or due to technological issues the Lightspeed constellation may not operate as planned.
The implementation of Telesat Corporation’s planned Lightspeed constellation will require a substantial outlay of capital and Telesat Corporation may not be able to raise sufficient capital to successfully develop and commercialize the project. See “— Telesat Corporation’s business is capital intensive and it may not be able to raise adequate capital to finance its business strategies, or it may be able to do so only on terms that significantly restrict its ability to operate its business.” While Telesat Corporation has announced that is has selected TAS to be the prime manufacturer for the Lightspeed constellation and MDA to manufacture the phased array antennas on the satellites, the execution of the definitive manufacturing agreements with TAS and MDA, the commencement of full construction activities and the final constellation deployment schedule are subject to, and conditional upon, the progress of the financing for the program. Similarly, while Telesat Corporation has announced that the Government of Canada (GoC) intends to invest $1.44 billion into the planned Lightspeed constellation and the Government of Quebec (GoQ) intends to invest $400 million, these investments are subject to a number of conditions including the entering into of a further, definitive agreements, including definitive agreements with other lenders for the balance of funds required to complete the program, which, for various reasons, may not occur. Even if Telesat Corporation is able to enter into definitive agreements with the GoC, GoQ and other lenders, it expects it we will be required to meet certain conditions precedent which, if not obtained, may restrict Telesat Corporation’s access to funds from the GoC, GoQ and other lenders. If unable to raise sufficient capital, Telesat Corporation will not be able to build and deploy its Lightspeed constellation. In addition, if Telesat Corporation is successful in raising sufficient capital to fund the Lightspeed constellation and the constellation does not operate as expected or is otherwise commercially unsuccessful, it could result in a material adverse effect on Telesat Corporation’s operations, business prospects and financial condition.
Telesat Corporation and the Government of Canada may be unable to agree on definitive documentation related to the Government of Canada’s $1.44 billion investment, and even if definitive documentation is executed, there is no guarantee that the investment will be advantageous for Telesat Corporation or its subsidiaries and the exercise of any warrants granted to the Government of Canada in connection therewith may be dilutive.
On August 12, 2021, Telesat Canada announced that it expects to receive a $1.44 billion investment from the Government of Canada to support Telesat Lightspeed. See “Business — Our GEO Business and Our Leo Opportunity — Overview of Telesat Lightspeed”. A binding obligation with respect to the Government of Canada’s investment will only be created upon completion of definitive documentation that will contain the terms set out in the term sheet entered into by Telesat Canada and the Government of Canada (the “Term Sheet”) in addition to such other representations, warranties, covenants, indemnities, defaults, and other terms and conditions (including fees and expenses, increased costs, tax (including customary gross-up and indemnity provisions for any non-resident withholding tax) and other provisions) as the Government of Canada may reasonably require, which are usual and customary for transactions of this nature. Moreover, the Government of Canada’s investment is in all respects subject to, among other things, ongoing due diligence, negotiation of satisfactory binding legal documentation and required governmental approvals. Consequently, due to the foregoing and other factors, some of which are outside Telesat Corporation’s control, the parties may be unable to reach an agreement with respect to definitive documentation, or the terms of definitive documentation may differ from the terms and conditions described in the Term Sheet. Furthermore, there are conditions to the funding of the Government of Canada’s investment, and the satisfaction of those conditions is not entirely within Telesat Corporation’s control. The execution of definitive documentation related to the Government of Canada’s investments will require agreement by Telesat Corporation and the GoC on various terms, some of which may not be contained in the Term Sheet and some of which may not be contemplated at this time. The definitive documentation with respect to the Government of Canada’s investment will contain various affirmative and negative covenants, some of which may restrict Telesat Corporation’s ability to conduct its business and which Telesat Canada and Telesat Corporation may find onerous.
The Term Sheet does not contain all of the material terms that would be required for such definitive documentation, Telesat Corporation cannot be assured of the ultimate terms of such definitive documentation and whether they will be less favorable than the terms in the Term Sheet. While Telesat will attempt to negotiate definitive documentation for the Government of Canada’s investment within the bounds of the Term Sheet, there is no guarantee it will be successful in doing so. Moreover, various of the terms of the Term Sheet will require further negotiation at a level of specificity beyond the Term Sheet. Telesat Corporation cannot be assured whether it will be successful in such negotiations or to what extent such negotiation may reflect a deviation of any term in the Term Sheet from how Telesat Canada understood such term at the time it entered into the Term Sheet.
In connection with the investment from the Government of Canada to support Telesat Lightspeed, Telesat expects to, among other things, grant to the Government of Canada warrants to purchase a number of Telesat Public Shares with an aggregate price equal to (i) 10% of the principal amount of the loan and (ii) 10% of the subscription amount of the preferred equity investment in Telesat LEO Inc. at an exercise price equal to the 180-day volume weighted average trading price of the Telesat Public Shares on the Nasdaq immediately after the listing of the Telesat Public Shares. See “Business — Our GEO Business and Our Leo Opportunity — Overview of Telesat Lightspeed.” The exercise of such warrants may result in dilution to the other shareholders of Telesat Corporation See “Risks Relating to the Ownership of Telesat Public Shares and Telesat Partnership Units — Telesat Corporation may raise additional funds through the sale of equity, which may be highly dilutive, may include terms with preferences that could adversely affect the rights of the shareholders of Telesat Corporation and/or may cause the market price of Telesat Public Shares to decline.”
Telesat Corporation’s planned Lightspeed constellation will require Telesat Corporation to develop significant commercial and service operational capabilities. Failure to effectively develop such operational capabilities could cause Telesat Corporation’s Lightspeed constellation to fail to achieve commercial viability and could have a material adverse effect on Telesat Corporation’s operations, business prospects and financial condition.
Telesat Corporation’s planned Lightspeed constellation will offer an end-to-end data service such that Telesat Corporation will be responsible for system performance from the Point of Presence (where the constellation connects to either a customer’s private network or to the terrestrial internet) through the Lightspeed network to the end-user’s terminal. This contrasts with Telesat Corporation’s current GEO satellite services, from which Telesat Corporation currently derives a majority of its revenue, where Telesat Corporation primarily provides customers with access to its GEO satellites, and customers then combine this capacity with ground (hub) equipment to create a connectivity service. Telesat Corporation’s failure to develop new supporting technologies, processes and procedures, competencies, and other capabilities to support the Lightspeed constellation may materially impact its ability to monetize the Lightspeed constellation. Additionally, Telesat Corporation’s Lightspeed constellation will require an advanced ecosystem to support LEO service installation and provisioning, including user terminals and related installs, which does not currently exist.
Telesat Corporation’s effective monetization of its Lightspeed constellation may require Telesat Corporation to provide ancillary services to combine with Telesat Corporation’s LEO services, as customers may demand these services to create a complete solution for the communications requirements. Some examples of ancillary services are trained third parties who can install and maintain Telesat Corporation’s LEO terminals. Telesat Corporation does not currently have these capabilities, and may be required either to develop such capabilities in house or partner with third parties to deliver these capabilities, and Telesat Corporation cannot assure you that it will be able to successfully establish such capabilities.

A material part of Telesat Corporation’s anticipated revenues from its planned Lightspeed constellation will come from geographies where Telesat Corporation does not have a significant presence today, including Europe, Africa and Asia, and the expansion of Telesat Corporation’s capabilities in other geographies where it currently has operations. Telesat Corporation’s failure to expand its sales and distribution capabilities in these geographies could cause the Lightspeed constellation to fail to achieve commercial viability.
In order to effectively operate its planned Lightspeed constellation, Telesat Corporation will be required to develop and expand certain business operations capabilities, including management of inventory, tracking service installation and commissioning, network monitoring and customer call resolution. Telesat Corporation will also need to develop new network capabilities to provision terminals, manage bandwidth and monitor these services. If Telesat Corporation is unable to develop these capabilities, it may be unable to provide customers with a level of service sufficient to support the Lightspeed constellation’s adoption. The development and deployment of its Lightspeed constellation may place a significant burden on Telesat Corporation’s management and other internal resources. The diversion of management’s attention and internal resources to its Lightspeed constellation and away from existing operations could harm business and operating results.
Telesat Corporation’s planned Lightspeed constellation may be delayed, it may suffer launch failures or its satellites may fail to reach their planned orbital locations. Any such issue could result in the loss of a satellite or cause significant delays in the deployment of the satellite. Delays in launching satellites and in the deployment of satellites are not uncommon and result from construction delays, the unavailability of reliable launch opportunities with suppliers, delays in obtaining required regulatory approvals, launch failures and launch vehicle underperformance (in which case the satellite may be lost or, if it can be placed into service by using its onboard propulsion systems to reach the desired orbit, will have a shorter useful life). Satellites are also subject to certain risks related to failed launches.
Launch failures may result in delays in the deployment of satellite constellations because of the need to construct replacement satellites. A delay or perceived delay in launching the planned Lightspeed constellation may cause Telesat Corporation’s customers to move to another satellite provider. As of the date of this prospectus, Telesat Corporation has not received any prepayments from customers of its Telesat Lightspeed constellation that would need to be refunded to customers in the event of significant delays in launching such satellites (nor would there be other contractual penalties or damages to such customers for such delays). It is possible that future agreements may include prepayments for services which would need to be repaid, or provide for other contractual penalties or damages, if the Telesat Lightspeed constellation is delayed. Any launch failure, underperformance, delay or perceived delay could have a material adverse effect on results of operations, business prospects and financial condition.
Even if Telesat Corporation is able to successfully build and deploy the Lightspeed constellation, Telesat Corporation may nonetheless fail to generate anticipated revenues due to slow market adoption or because the total addressable market for the Lightspeed constellation may be smaller than Telesat Corporation expects.
Telesat Corporation’s projected revenues from its Lightspeed constellation are based on the anticipated expansion of the market for satellite services as the availability for higher quality, lower priced services will lead to increased uses of satellite services. However, there may be factors, both internal to and extraneous to Telesat Corporation’s development and deployment its LEO satellites, that slow market adoption of LEO constellations and cause Telesat Corporation’s LEO revenues to be lower than anticipated. LEO ground terminal antennas require much greater field of view than GEO antennas because LEO satellites are in constant motion from the perspective of the earth. This may mean that LEO antennas are more difficult to install than anticipated, which could limit the adoption of LEO technology. LEO constellations may also suffer a lack of service availability because heavy rains result in service outages at Ka-band, and the level and frequency of outages may negatively impact the size of the market for LEO services. Additionally, LEO satellite is a new technology, and potential customers may not be willing to purchase LEO services until this new technology obtains widespread adoption. In particular, if sufficient LEO terminals are not installed prior to the commencement of global service, it could lead to a failure to achieve anticipated revenues on a timeline that supports Telesat Corporation’s Lightspeed constellation’s commercial viability. Moreover, certain users, particularly governments, may have requirements, including security requirements that Telesat Corporation is unable to meet, leading to lack of access to important markets.

Telesat Corporation’s business plan for the Lightspeed constellation is based on its own analysis of the TAM for the constellations services. It is possible that Telesat Corporation’s analysis of the TAM for the Lightspeed constellation is inaccurate and the TAM could be materially smaller than Telesat Corporation’s analysis suggested. Even if Telesat Corporation’s analysis of the TAM for Telesat Lightspeed is accurate, those services may end up being provided by Telesat Corporation’s competitors, some of whom are larger, better financed and will deploy their constellations before Telesat Corporation.
Although Telesat Corporation believes there is a significant market for the services it expects to provide with its Lightspeed constellation, it may not be able to attract enough customers to make the project successful and earn a sufficient return on investment, which could have a material adverse effect on its business prospects and financial condition.
Telesat Corporation faces robust competition to build and effectively deploy its Lightspeed constellation, and/or the pursuit of a LEO constellation may negatively impact Telesat Corporation’s existing business.
Telesat Corporation’s Lightspeed constellation will also compete with NGSO satellite projects announced by other companies, including OneWeb, SpaceX, SES/O3b, Amazon’s subsidiary Kuiper (referenced herein as Amazon) and others, as well as country-sponsored projects in China and Russia. Some of these potential competitors to Telesat Corporation’s system have greater access to capital than Telesat Corporation has and/or may be at a more advanced stage of development. For example, China and Russia have access to larger amounts of capital and have government-owned satellite manufacturing and launch facilities at their disposal. SpaceX and Amazon are much larger than Telesat Corporation, have more diverse sources of revenue and have substantially greater financial resources than Telesat Corporation.
A substantial number of the satellites in the OneWeb and SpaceX constellations have already been launched. Both have announced that they will continue to launch satellites well in advance of when Telesat Corporation is expected to begin deploying significant numbers of additional satellites as part of the Lightspeed constellation. Additionally, SpaceX is already providing services on its LEO constellation and Telesat Corporation will not be the first LEO constellation to market. If Telesat Corporation’s competitors are able to establish operational constellations before Telesat Corporation does, it may be more difficult for Telesat Corporation to attract customers for its constellation. Further, to the extent their constellations make use of Ka-band spectrum, as SpaceX, Amazon and OneWeb have indicated they will, it may limit Telesat Corporation’s access to sufficient Ka-band spectrum to operate the Lightspeed constellation efficiently and profitably. See “Risks Relating to Regulatory Matters.” Telesat Corporation also anticipates that it will compete with OneWeb, SpaceX, Amazon and other developers of NGSO satellite projects for human capital, and Telesat Corporation’s failure to recruit and retain a workforce capable of developing and deploying its planned Lightspeed constellation may cause Telesat Corporation to fail to successfully monetize its Lightspeed constellation.
Some of Telesat Corporation’s competitors have greater access to launch capabilities than Telesat Corporation. SpaceX has its own in-house launch capability. Blue Origin, a company owned by Amazon’s Chairman, CEO and largest shareholder, Jeff Bezos, is significantly advanced in its development of launch vehicles. Each of Amazon’s and SpaceX’s greater access to launch vehicles for its own satellites may give it an advantage over Telesat Corporation since Telesat Corporation does not have in-house capability to launch its own satellites. In the event SpaceX or Blue Origin do not make their launch vehicles available to Telesat Corporation, Telesat Corporation’s access to economically feasible launch vehicles for Telesat Corporation’s Lightspeed constellation may be limited. In addition, SpaceX is currently manufacturing, and Amazon intends to manufacture, their own satellites which may provide them with advantages over us since we are reliant on third parties for the supply of our Lightspeed satellites.
If successfully implemented, the Lightspeed constellation may decrease demand for Telesat Corporation’s other satellite services. See “— Changes in technology could have a material adverse effect on Telesat Corporation’s results of operations, business prospects and financial condition.”

Risks Relating to Intellectual Property
If we are unable to obtain, maintain, protect and enforce patent and other intellectual property protection for our technology and services, or if the scope of the patent and other intellectual property protection obtained is not sufficiently broad, we may not be able to compete effectively in our markets.
Our success may depend, in part, on our ability to obtain, maintain, protect and enforce patent and other intellectual property protection in the United States and other countries with respect to our services and technology we develop. If we fail to obtain, maintain, protect and enforce our intellectual property, third parties may be able to compete more effectively against us, we may lose our technological or competitive advantage, or we may incur substantial litigation costs in our attempts to recover or restrict use of our intellectual property.
We seek to protect our position by filing patent applications in the United States and abroad related to our technologies and services that are important to our business. We also rely on a combination of contractual provisions, confidentiality procedures and copyright, trademark, trade secret and other intellectual property rights to protect the proprietary aspects of our brands, services, technologies and data. These legal measures afford only limited protection, and competitors or others may gain access to or use our intellectual property and proprietary information. Our success will depend, in part, on obtaining and maintaining patents, copyrights, trademarks, trade secrets, data and know-how and other intellectual property rights.
We may not be able to obtain and maintain intellectual property or other proprietary rights necessary to our business or in a form that provides us with a competitive advantage. For example, our trade secrets, data and know-how could be subject to unauthorized use, misappropriation or disclosure to unauthorized parties, despite our efforts to enter into confidentiality agreements with our employees, consultants, contractors, clients and other vendors who have access to such information, and could otherwise become known or be independently discovered by third parties. In addition, the patent prosecution process is expensive, time-consuming and complex, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost, in a timely manner, or in all jurisdictions where protection may be commercially advantageous, or we may not be able to protect our intellectual property at all. Despite our efforts to protect our intellectual property, unauthorized parties may be able to obtain and use information that we regard as proprietary.
Given that patent applications are confidential for a period of time after filing, we cannot be certain that we were the first to file any patent application related to our services. The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability and our owned and in-licensed issued patents may be challenged in courts or patent offices in the United States and abroad. For example, we may be subject to a third-party submission of prior art to the United States Patent and Trademark Office (“USPTO”) challenging the validity of one or more claims of our owned or in-licensed issued patents. Competitors may also contest our patents, if issued, by showing the USPTO, or the applicable other foreign patent agency that the invention was not original, was not novel or was obvious. In litigation, a competitor could claim that our patents, if issued, are not valid for a number of reasons. If a court agrees, we would lose our rights to those challenged patents.
It is also possible that we will fail to identify patentable aspects of our research and development output in time to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, consultants, contractors, collaborators, vendors and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. We may not be able to obtain or maintain patent applications and issued patents due to the subject matter claimed in such patent applications and issued patents being in disclosures in the public domain, and we may not be able to prevent any third party from using any of our technology that is in the public domain to compete with our technologies. In addition, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in our owned or in-licensed issued patents or pending patent applications, or that we were the first to file for patent protection of such inventions. If a third party can establish that we or our licensors were not the first to make or the first to file for patent protection of such inventions, our owned or in-licensed patent applications may not issue as patents and even if issued, may be challenged and invalidated or rendered unenforceable.
Moreover, the coverage claimed in a patent application can be significantly reduced before a patent is issued, and its scope can be reinterpreted after issuance. Even if patent applications we license or own currently or in the future issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. Any patents that we hold may be challenged, narrowed or invalidated by third parties. Additionally, our competitors or other third parties may be able to circumvent our patents by developing similar or alternative technologies or services in a non-infringing manner. Third parties may also have blocking patents that could prevent us from marketing our own services and practicing our own technology. Alternatively, third parties may seek approval to market their own products or services similar to or otherwise competitive with our services. In these circumstances, we may need to defend and/or assert our patents, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or agency with jurisdiction may find our patents invalid, unenforceable or not infringed, in which case, our competitors and other third parties may then be able to market services and use manufacturing and analytical processes that are substantially similar to ours. Even if we have valid and enforceable patents, these patents still may not provide protection against competing services or processes sufficient to achieve our business objectives.
Failure to obtain and maintain patents, trademarks and other intellectual property rights necessary to our business and failure to protect, monitor and control the use of our intellectual property rights could negatively impact our ability to compete and cause us to incur significant expenses. The intellectual property laws and other statutory and contractual arrangements in the United States and other jurisdictions we depend upon may not provide sufficient protection in the future to prevent the infringement, use, violation or misappropriation of our patents, trademarks, data, technology and other intellectual property, and may not provide an adequate remedy if our intellectual property rights are infringed, misappropriated or otherwise violated. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.
We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect our ability to develop and market our services.
We cannot guarantee that any of our patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of our current and future services in any jurisdiction.
The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our services. We may incorrectly determine that our services are not covered by a third-party patent or may incorrectly predict whether a third party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, and our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our services.
We may be subject to claims that we or our employees have misappropriated the intellectual property of a third party, including trade secrets or know-how, or are in breach of non-competition or non-solicitation agreements with our competitors and third parties may claim an ownership interest in intellectual property we regard as our own.
Many of our employees and consultants were previously employed at or engaged by our competitors or potential competitors. Some of these employees, consultants and contractors, may have executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Although we try to ensure that our employees and consultants do not use the intellectual property, proprietary information, know-how or trade secrets of others in their work for us, we may be subject to claims that we or these individuals have, inadvertently or otherwise, misappropriated the intellectual property or disclosed the alleged trade secrets or other proprietary information, of these former employers or competitors. Litigation may be necessary to defend against these claims, and if we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. In addition, we may lose personnel as a result of such claims. Any such litigation, or the threat thereof, may adversely affect our ability to hire employees or contract with independent contractors. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our services, which would have a material adverse effect on our business, results of operations, financial condition and prospects.
Additionally, we may be subject to claims from third parties challenging our ownership interest in intellectual property we regard as our own, based on claims that our employees or consultants have breached an obligation to assign inventions to another employer, to a former employer, or to another person or entity. Litigation may be necessary to defend against any other claims, and it may be necessary or we may desire to enter into a license to settle any such claim; however, there can be no assurance that we would be able to obtain a license on commercially reasonable terms, if at all. If our defense to those claims fails, in addition to paying monetary damages, a court could prohibit us from using technologies or features that are essential to our services, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers.
We may in the future also be subject to claims by our former employees, consultants or contractors asserting an ownership right in our patents or patent applications, as a result of the work they performed on our behalf. Although we generally require all of our employees, consultants, contractors and any other partners or collaborators who have access to our proprietary know-how, information or technology to assign or grant similar rights to their inventions to us, we cannot be certain that we have executed such agreements with all parties who may have contributed to our intellectual property, nor can we be certain that our agreements with such parties will be upheld in the face of a potential challenge, or that they will not be breached, for which we may not have an adequate remedy.
We may become a party to intellectual property litigation or administrative proceedings that could be costly and could interfere with our ability to sell and market our services.
It is possible that U.S. and foreign patents and pending patent applications, copyrights, or trademarks controlled by third parties may be alleged to cover our services, or that we may be accused of misappropriating third parties’ trade secrets. Additionally, our services make use of components that we purchase from vendors, and may include design components that are outside of our direct control. Our competitors, some of which have substantially greater resources and have made substantial investments in patent portfolios, trade secrets, copyrights, trademarks and competing technologies, may have applied for or obtained, or may in the future apply for or obtain, patents, copyrights, or trademarks that will prevent, limit or otherwise interfere with our ability to make, use, sell and/or export our services or to use product names. Because patent applications can take years to issue and are often afforded confidentiality for some period of time, there may currently be pending applications, unknown to us, that later result in issued patents that could cover one or more of our technology and services. Moreover, in recent years, individuals and groups that are non-practicing entities, commonly referred to as “patent trolls,” have purchased patents and other intellectual property assets for the purpose of making claims of infringement in order to extract settlements. From time to time, we may receive threatening letters, notices or “invitations to license,” or may be the subject of claims that our products and business operations infringe or violate the intellectual property rights of others. We may face patent infringement claims from non-practicing entities that have no relevant product or service revenue and against whom our owned or in-licensed patent portfolio may therefore have no deterrent effect. We may in the future become party to adversarial proceedings or litigation where our competitors or other third parties may assert claims against us, alleging that our technology or services infringe, misappropriate or otherwise violate their intellectual property rights, including patents and trade secrets. The defense of these matters can be time consuming, costly to defend in litigation, divert management’s attention and resources, damage our reputation and brand and cause us to incur significant expenses or make substantial payments. Vendors from whom we purchase hardware or software may not indemnify us in the event that such hardware or software is accused of infringing a third party’s patent or trademark or of misappropriating a third party’s trade secret, or any indemnification granted by such vendors may not be sufficient to address any liability and costs we incur as a result of such claims.
Even if we believe third party’s intellectual property claims are without merit, there is no assurance that a court would find in our favor, including on questions of infringement, validity, enforceability or priority of patents. The strength of our defenses will depend on the patents asserted, the interpretation of these patents, and our ability to invalidate the asserted patents. A court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, which could materially and adversely affect our ability to commercialize any services or technology we may develop, and any other services or technologies covered by the asserted third-party patents. In order to successfully challenge the validity of any such U.S. patent in federal court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. Conversely, the patent owner need only prove infringement by a preponderance of the evidence, which is a lower burden of proof.
Further, if patents, trademarks, copyrights, or trade secrets are successfully asserted against us, this may harm our business and result in injunctions preventing us from developing, manufacturing, marketing or selling our services, or result in obligations to pay license fees, damages, attorney fees and court costs, which could be significant. In addition, if we are found to willfully infringe third-party patents or trademarks or to have misappropriated trade secrets, we could be required to pay treble damages in addition to other penalties.
Although patent, copyright, trademark, trade secret and other intellectual property disputes in our industry have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. We may be unable to obtain necessary licenses on satisfactory terms, if at all. In addition, if any license we obtain is non-exclusive, we may not be able to prevent our competitors and other third parties from using the intellectual property or technology covered by such license to compete with us. If we do not obtain necessary licenses, we may not be able to redesign our services to avoid infringement. Any of these events could materially and adversely affect our business, financial condition and results of operations.
Similarly, interference or derivation proceedings provoked by third parties or brought by the USPTO may be necessary to determine priority with respect to our patents, patent applications, trademarks or trademark applications. We may also become involved in other proceedings, such as reexamination, inter partes review, derivation or opposition proceedings before the USPTO or other jurisdictional body relating to our intellectual property rights or the intellectual property rights of others. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from delivering our services or using product names, which would have a significant adverse impact on our business, financial condition and results of operations.
Additionally, we may file lawsuits or initiate other proceedings to protect or enforce our patents or other intellectual property rights, which could be expensive, time consuming and unsuccessful. Competitors may infringe our issued patents or other intellectual property, which we may not always be able to detect. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their intellectual property or alleging that our intellectual property is invalid or unenforceable. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may raise challenges to the validity of certain of our owned or in-licensed patent claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). In any such lawsuit or other proceedings, a court or other administrative body may decide that a patent of ours is invalid or unenforceable, in whole or in part, construe the patent’s claims narrowly or refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question.
The outcome following legal assertions of invalidity and unenforceability is unpredictable. If a third party were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our services or services that we may develop. If our patents are found to be valid and infringed, a court may refuse to grant injunctive relief against the infringer and instead grant us monetary damages and/or ongoing royalties. Such monetary compensation may be insufficient to adequately offset the damage to our business caused by the infringer’s competition in the market. An adverse result in any litigation or other proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly. Any of these events could materially and adversely affect our business, financial condition and results of operations.
Even if resolved in our favor, litigation or other proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential or sensitive information could be compromised by disclosure in the event of litigation. Uncertainties resulting from the initiation and continuation of patent and other intellectual property litigation or other proceedings could have a material adverse effect on our business, financial condition and results of operations.
Because of the expense and uncertainty of litigation, we may not be in a position to enforce our intellectual property rights against third parties.
Because of the expense and uncertainty of litigation, we may conclude that even if a third party is infringing, misappropriating or otherwise violating our owned or in-licensed patents, any patents that may be issued as a result of our future patent applications, or other intellectual property rights, the risk-adjusted cost of bringing and enforcing such a claim or action may be too high or not in the best interest of our company or our shareholders. In such cases, we may decide that the more prudent course of action is to simply monitor the situation or initiate or seek some other non-litigious action or solution.
If we are unable to protect the confidentiality of our trade secrets and other proprietary information, our business and competitive position may be harmed.
In addition to patent protection, we also rely on other proprietary rights, including protection of trade secrets, and other proprietary information that is not patentable or that we elect not to patent. However, trade secrets can be difficult to protect and some courts inside and outside the United States are less willing or unwilling to protect trade secrets. To maintain the confidentiality of our trade secrets and proprietary information, we rely heavily on confidentiality provisions that we have in contracts with our employees, consultants, collaborators and others upon the commencement of their relationship with us. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by such third parties, despite the existence generally of these confidentiality restrictions. These contracts may not provide meaningful protection for our trade secrets, know-how, or other proprietary information in the event of any unauthorized use, misappropriation, or disclosure of such trade secrets, know-how, or other proprietary information. There can be no assurance that such third parties will not breach their agreements with us, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or independently developed by competitors. Despite the protections we do place on our intellectual property or other proprietary rights, monitoring unauthorized use and disclosure of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property or other proprietary rights will be adequate. In addition, the laws of many foreign countries will not protect our intellectual property or other proprietary rights to the same extent as the laws of the United States. Consequently, we may be unable to prevent our proprietary technology from being exploited abroad, which could affect our ability to expand to international markets or require costly efforts to protect our technology.
To the extent our intellectual property or other proprietary information protection is incomplete, we are exposed to a greater risk of direct competition. A third party could, without authorization, copy or otherwise obtain and use our services or technology, or develop similar technology. Our competitors could purchase our services and attempt to replicate some or all of the competitive advantages we derive from our development efforts or design around our protected technology. Our failure to secure, protect and enforce our intellectual property rights could substantially harm the value of our services, brand and business. The theft or unauthorized use or publication of our trade secrets and other confidential business information could reduce the differentiation of our services and harm our business, the value of our investment in development or business acquisitions could be reduced and third parties might make claims against us related to losses of their confidential or proprietary information. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.
Further, it is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology, and in such cases we could not assert any trade secret rights against such parties or those to whom they communicate such trade secrets. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our trade secret rights and related confidentiality and nondisclosure provisions. If we fail to obtain or maintain trade secret protection, or if our competitors obtain our trade secrets or independently develop technology similar to ours or competing technologies, our competitive market position could be materially and adversely affected. In addition, some courts are less willing or unwilling to protect trade secrets and agreement terms that address non-competition are difficult to enforce in many jurisdictions and might not be enforceable in certain cases.
We also seek to preserve the integrity and confidentiality of our data and other confidential information by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached and detecting the disclosure or misappropriation of confidential information and enforcing a claim that a party illegally disclosed or misappropriated confidential information is difficult, expensive and time-consuming, and the outcome is unpredictable. Further, we may not be able to obtain adequate remedies for any breach.
Intellectual property rights do not necessarily address all potential threats to our competitive advantage.
The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:
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others may be able to make a product that is similar to our current services and future services we intend to commercialize and that is not covered by the patents that we own or exclusively in-license and have the right to enforce;

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we and any of our current or future licensors or collaborators might not have been the first to make the inventions covered by the issued patents or pending patent applications that we own, license or may own or license in the future;

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we or any of our current or future licensors or collaborators might not have been the first to file patent applications covering certain of our inventions;

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others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing, misappropriating or otherwise violating our intellectual property rights;

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it is possible that our current or future owned or in-licensed patent applications will not lead to issued patents;

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issued patents that we own or in-license may not provide us with any competitive advantages, or may be held invalid or unenforceable as a result of legal challenges, including as a result of legal challenges by our competitors;

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we may not develop additional proprietary technologies that are patentable; and

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we may choose not to file a patent for certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Risks Relating to Regulatory Matters
Telesat Corporation’s operations may be limited or precluded by ITU rules or processes, and /or by the requirement to coordinate its operations with those of other satellite operators.
The ITU, a specialized United Nations agency, regulates the global allocation of radio frequency spectrum and the registration of radio frequency assignments at any associated satellite orbit. Telesat Corporation participates in the activities of the ITU as an industry sector member; however, only member states (i.e. national administrations) can apply for radio frequency assignments at the ITU. Consequently, Telesat Corporation must rely on the relevant government administrations to represent its interests and secure frequency assignments, which are then licensed to Telesat by that administration.
Access to the radio frequency spectrum is governed by the ITU Radio Regulations, established in accordance with an international treaty, which contains the rules concerning frequency allocations and the procedure to obtain rights to use radio frequency assignments. The ITU Radio Regulations are periodically reviewed and revised at World Radiocommunication Conferences (“WRC”), which take place typically every four years. Terrestrial operators are increasingly seeking additional radio frequency assignments, including frequencies currently designated for exclusive or shared use by satellite systems, to support the increasing demand for terrestrial services. As a result, Telesat Corporation cannot guarantee that the ITU will not change its allocation decisions and rules in the future in a way that could limit or preclude Telesat Corporation’s use of some or all of Telesat Corporation’s existing or future spectrum.
The ITU Radio Regulations define the coordination, notification and recording procedures to obtain rights to use frequencies, with the aim to secure entry of the frequencies in the Master International Frequency Register (MIRF), including those frequencies used by Telesat Corporation’s GEO satellites, and Telesat Corporation’s planned Lightspeed constellation. In most of the frequency bands used or intended to be used by Telesat Corporation, a “first-come, first-served” procedure applies among GEO networks or among NGSO systems where by earlier-registered GEO networks are protected from interference due to later-registered GEO networks and earlier-registered NGSO systems are protected from interference due to later-registered NGSO systems. Between NGSO systems and GEO networks, in some cases NGSO must protect GEO regardless of the timing of the applications, and in other cases a “first-come, first-served” procedure applies. In order to comply with these rules, Telesat Corporation must coordinate the operation of its satellites, including any replacement satellite that has performance characteristics that are different from those of the satellite it replaces, with other satellites. This process requires potentially lengthy and costly negotiations with parties who operate or intend to operate satellites that could affect or be affected by its satellites. The failure to reach an appropriate arrangement with such satellite operators may render it impossible to secure entry of the frequencies into the MIFR and result in substantial restrictions on the use and operations of our existing satellites. In the event disputes arise during the coordination process or thereafter, the ITU’s Radio Regulations do not contain mandatory dispute resolution or enforcement regulations and neither the ITU specifically, nor international law generally, provides clear remedies if the ITU coordination process fails. Failure to coordinate its satellites’ frequencies successfully or to obtain or maintain other required regulatory approvals could have an adverse effect on results of operations, business prospects and financial condition, as well as on the value of the business.
In addition, while the ITU Radio Regulations may require later-in-time systems to coordinate their operations with Telesat Corporation, it cannot guarantee that other operators will conduct their operations so as to avoid transmitting any signals that would cause harmful interference to the signals that Telesat Corporation, or its customers, transmit. In the extreme, this interference could require Telesat Corporation to take steps, or pay or refund amounts to customers that could have a material adverse effect on results of operations, business prospects and financial condition.
Telesat Corporation operates in a highly regulated industry and government regulations may adversely affect its ability to sell its services, or increase the expense of such services or otherwise limit its ability to operate or grow its business.
Telesat Corporation operates satellites that have been licensed by either Canada, the U.S. or Brazil. As a global satellite operator, Telesat Corporation has been granted authorization (sometimes referred to as “market access”) to provide services in many countries around the world, while in other countries there is no formal authorization requirement (sometimes referred to as “Open Skies”). Therefore, Telesat Corporation is subject to regulation by government authorities in Canada, the U.S. and Brazil, as well as by government authorities in other countries in which it operates.
In Canada, operations are subject to regulation and licensing by Innovation, Science and Economic Development Canada (“ISED”) pursuant to the Radiocommunication Act (Canada), and by the Canadian Radio-television and Telecommunications Commission (“CRTC”) under the Telecommunications Act (Canada). Certain of Telesat Corporation’s satellites are licensed by Canada. This includes the GEO Anik satellites F1, F1R, F2, F3 and G1, the GEO Nimiq satellites 1, 2, 4, 5 and 6, and the NGSO Telesat Lightspeed constellation. ISED has the authority to issue licenses for the frequencies used by Canadian satellite systems, issue earth station licenses, and establish policies and standards upon which Telesat Corporation’s satellites and earth stations depend. The Minister responsible for ISED has broad discretion in exercising this authority to issue licenses, establish and amend conditions of licenses, and to suspend or even revoke them. The CRTC implements the broadcasting policy for Canada and can direct the allocation of satellite capacity to particular broadcasting undertakings. Telesat Corporation is required to pay “universal service” charges in Canada and has certain research and development and public benefits obligations that do not apply to other satellite operators with which it competes. These obligations could change at any time. With respect to market access, ISED maintains a list of foreign satellites approved to provide FSS in Canada. Telesat Corporation’s Telstar 11N, Telstar 12 VANTAGE, Telstar 14R/Estrela do Sul 2 and Telstar 19 VANTAGE satellites are currently authorized to serve the Canadian market in accordance with these procedures.
In the U.S., the FCC regulates the provision of satellite services to, from or within the U.S. Certain of Telesat Corporation’s satellites are owned and operated through a U.S. subsidiary and are regulated by the FCC. This includes Telstar 11N and Telstar 12 VANTAGE. With respect to market access, operators can apply to have their satellites either placed on the FCC’s Permitted Space Station List (for certain frequencies) or be granted a declaratory ruling (for other frequencies). Telesat Corporation’s Anik Fl, Anik FlR, Anik F2, Anik F3, Telstar 14R/Estrela do Sul 2 and Telstar 19 VANTAGE satellites are currently authorized to serve the U.S. market in accordance with these procedures, and some of the frequencies on Telstar 18 VANTAGE have access to the U.S. market through an earth station authorization.
The Telesat Lightspeed constellation has also been granted U.S. market access. On May 26, 2020, Telesat Corporation (i) applied to modify Telesat Corporation’s U.S. market access grant to match the parameters of our final Ka-band Telesat Lightspeed constellation design and (ii) filed an application in the FCC’s second processing round for authorization to operate an expanded constellation of 1,671 satellites. There is no assurance that the modification and/or application will be approved or, if approved, that it will not have conditions that preclude Telesat Corporation from being able to deliver an acceptable level of service in the U.S. Although Telesat Corporation has notified the FCC that Telesat Canada’s initial NGSO Ka-band satellite was launched ahead of the other first processing round systems’ Ka-band satellites, based on which Telesat Canada should be able to choose the portion of the spectrum it will use during in-line interference events, other operators have claimed they are entitled to “first to launch” status, and there can be no assurance as to how the FCC will resolve this issue.
In Brazil, the national telecommunications agency, ANATEL, regulates the granting of exploitation and landing rights to the operation of Brazilian and foreign satellites and their use to transport telecommunication signals. Certain of Telesat Corporation’s satellites are operated through a Brazilian subsidiary and are regulated by ANATEL pursuant to Concession Agreements. This includes Telstar 14R/Estrela do Sul 2 and Telstar 19 VANTAGE. With respect to market access ANATEL has also accredited the provision of service by foreign operators. Telesat Corporation’s Telstar 12 VANTAGE and Anik G1 satellites are currently authorized to serve the Brazil market in accordance with these procedures.
Telstar 18 VANTAGE operates at the 138° EL orbital location under agreements with APT Satellite Company Limited (“APT”), which has been granted the right to use frequencies at the 138° EL orbital location by The Kingdom of Tonga. The ViaSat-1 satellite at the 115° WL orbital location, which has been granted the right to use frequencies at the 115° WL orbital location by the United Kingdom regulatory agency, OFCOM, includes a payload that Telesat Corporation owns and operates. The rights to use certain frequencies on Telstar 12 VANTAGE, Telstar 18 VANTAGE and Telstar 19 VANTAGE have also been granted by OFCOM.
In addition to regulatory requirements governing the use of frequencies, most countries regulate transmission of signals to and from their territory, and Telesat Corporation is required to obtain and maintain authorizations to carry on business in the countries in which it operates.
If Telesat Corporation fails to obtain or maintain particular authorizations on acceptable terms, such failure could delay or prevent it from offering some or all of its services and adversely affect results of operations, business prospects and financial condition. In particular, Telesat Corporation may not be able to obtain all of the required regulatory authorizations for the construction, launch and operation of any of its future satellites, for the spectrum for these satellites and for its ground infrastructure, on acceptable terms or at all. Even if it were able to obtain the necessary authorizations the licenses it obtains may impose significant operational restrictions, or not protect it from interference that could affect the use of its satellites. Countries or their regulatory authorities may adopt new laws, policies or regulations, or change their interpretation of existing laws, policies or regulations, that could cause Telesat Corporation’s existing authorizations to be changed or cancelled, require it to incur additional costs, impose or change existing pricing, or otherwise adversely affect operations or revenues. As a result, any currently held regulatory authorizations are subject to rescission and renewal and may not remain sufficient or additional authorizations may be necessary that it may not be able to obtain on a timely basis or on terms that are not unduly costly or burdensome. Further, because the regulatory schemes vary by country, Telesat Corporation may be subject to regulations in foreign countries of which it not presently aware that it is not in compliance with, and as a result could be subject to sanctions by a foreign government.
In a number of countries regulators are considering and may adopt new spectrum allocations for terrestrial mobile broadband and 5G, including in bands that are currently allocated to satellite services. New spectrum allocations may require satellite operators to vacate or share spectrum and may limit the spectrum that is available for satellite services, which could adversely impact Telesat Corporation’s business.
The export from the U.S. of satellites and technical information related to satellites, earth station equipment and provision of services to certain countries are subject to State Department, Department of Commerce and Department of the Treasury regulations, in particular the International Traffic in Arms Regulations (“ITAR”), which currently include satellites on the list of items requiring export permits. These ITAR provisions may constrain Telesat Corporation’s access to technical information and may have a negative impact on Telesat Corporation’s international consulting revenues. In addition, Telesat Corporation and its satellite manufacturers may not be able to obtain and maintain necessary export authorizations, which could adversely affect its ability to procure new U.S.-manufactured satellites; control existing satellites; acquire launch services; obtain insurance and pursue its rights under insurance policies; or conduct its satellite-related operations and consulting activities.
If Telesat Corporation does not make use of its spectrum rights by specified deadlines, or does not continue to use the spectrum rights it currently uses, these rights may become available for other satellite operators to use.
Telesat Corporation’s in-orbit satellites do not currently occupy all of the GEO locations for which Telesat Corporation has obtained spectrum authorizations. In some cases, the Telesat Corporation satellite that occupies a GEO location is not designed to use all of the frequency spectrum for which it has been authorized. Similarly, Telesat Corporation has been granted regulatory authorizations for certain spectrum in NGSO orbits that are not yet occupied at all or in which the full complement of satellites have not yet been deployed.

In accordance with the ITU Radio Regulations, governments have rights to use radio frequency assignments at certain GEO orbital locations and in NGSO orbits. Certain of these governments have, in turn, authorized Telesat Corporation to use these radio frequency assignments. Under the ITU Radio Regulations, Telesat Corporation must bring-into-use (“BIU”) these frequency assignments within a fixed period of time, or the governments in question would lose their international priority rights, and the frequencies at the GEO orbital location or in the NGSO orbit likely would become available for use by another satellite operator. In addition to ITU requirements, some governments that have authorized Telesat Corporation to use these orbital resources have conditioned such use, including making use of the spectrum by a specified time. In particular, Telesat’s U.S. market access grant for Telesat Lightspeed requires, inter alia, that Telesat have 50% of its currently-authorized satellites placed in their assigned orbits by November 3, 2023. See “Business — Regulation — United States Regulatory Environment.” Telesat does not expect to be able to deploy 50% of its currently-authorized satellites prior to the FCC’s 50% deadline. If Telesat has fewer than the required number of satellites in their assigned orbits by November 3, 2023, it will need to seek a waiver under precedents in which the FCC has extended milestones based on factors such as substantial expenditures and concrete progress toward completion of satellite construction. If a waiver request is denied, only the satellites that are in their assigned orbits on November 3, 2023, will be authorized to operate under Telesat’s first round market access grant. In general, satellites authorized in a later processing round must protect satellites authorized in a previous processing round from interference. If Telesat’s second round market access application is not granted, Telesat will be authorized to serve the United States only with the satellites that still qualify under the first round market access grant, which could prevent it from offering some or all of its services and adversely affect results of operations, business prospects and financial condition.
For purposes of serving the United States, Telesat’s satellites operating under the first round market access grant will be protected from interference from competitors’ satellites that are authorized in the second processing round. If Telesat’s second round application is granted, then subject to satisfaction of whatever additional milestones the FCC applies, if any, all of the Telesat Lightspeed satellites will be authorized to provide service to the United States. In that circumstance, while there can be no assurance, Telesat believes the likely outcome for purposes of serving the United States will be that its satellites operating under the first round market access grant, but not its satellites operating under the second round market access grant, will be protected from interference from competitors’ satellites that are authorized in the second processing round. See “Business — The Competitive Landscape for Our Services — Priority spectrum rights.”
If Telesat Corporation is unable to place satellites at GEO locations or into NGSO orbits in a manner that satisfies the ITU Radio Regulations and national regulatory requirements, or if the ITU or national regulatory requirements were to change, or if it is unable to maintain satellites or make use of all of the spectrum for which it has been authorized at the GEO locations that it currently uses, Telesat Corporation may lose its rights to use these orbital resources and they would become available for other satellite operators to use. The loss of one or more of its orbital resources could negatively affect its plans and ability to implement its business strategy.
There are risks related to monetizing our U.S. C-band spectrum, and Telesat Corporation may not be able to do so in a timely way or at all.
On February 28, 2020, in the U.S., the U.S. Federal Communications Commission (“FCC”) adopted a Report and Order on Expanding Flexible use of the 3.7 to 4.2 GHz band, which Report and Order was released on March 3, 2020. The Report and Order indicated that Telesat Corporation could receive as much as US$344,400,000 from the repurposing of C-band spectrum on an expedited schedule. Telesat Corporation must take the necessary steps, as proscribed by the Report and Order, to clear the 3700 – 4000 MHz spectrum so that it can be used for 5G without interfering with those who will continue to receive C-band signals from Telesat Corporation’s satellites. If Telesat Corporation is unable to fulfill this condition, it would not be entitled to any proceeds.
Telesat Corporation’s Lightspeed constellation will depend on the use of spectrum; regulations governing NGSO spectrum rights, including requirements to share spectrum, remain uncertain, and could materially impact the Lightspeed constellation’s system capacity.
In order to operate the Lightspeed constellation efficiently and in a commercially viable manner, Telesat Corporation will require access to a sufficient amount of spectrum. Telesat Corporation currently holds an authorization from Canada for an NGSO network in Ka-band. However, the regulatory framework relating to NGSO spectrum rights is not fully specified. Some of the international and domestic regulations governing NGSO satellites are undergoing revision or have yet to be established. Canada, the U.S. and the ITU have adopted deployment milestones for NGSO systems. Failure to satisfy these milestones could adversely impact Telesat Corporation’s ability to maintain the international priority of its rights for its planned Lightspeed constellation and could affect its ability to maintain authorizations or lead to restrictions on the number of satellites it is permitted to operate under these authorizations which could delay or prevent Telesat Corporation from offering some or all of its services and adversely affect its results of operations, business prospects and financial condition.
In addition, while the international rules governing coordination between satellite systems are well established and, as discussed above, generally rely on international filing date priority and typically regulators impose successful coordination with domestic operators as a condition for market access by foreign satellite operators, the U.S. and recently Brazil have adopted different approaches. A ruling by Brazil on October 27, 2021 gives domestic, or “national priority” status to foreign satellite operators based on date of receipt of a market access request. Telesat is a foreign license applicant in Brazil and therefore will be required to coordinate with other NGSO operators that have sought market access in Brazil at an earlier date than Telesat. The US rules, which are agnostic to domestic versus foreign, impose band splitting during in-line interference events if NGSO operators from the same processing round are unable to reach a coordination agreement, and requires systems authorized in subsequent processing rounds to protect systems authorized in previous processing rounds. As a result, the amount of spectrum that may be available to Telesat Corporation for its Telesat Lightspeed constellation in the U.S. is uncertain. It is possible that other jurisdictions may adopt the U.S. or the Brazilian approach. Some of the spectrum utilized by the Telesat Lightspeed constellation is also allocated to terrestrial fixed and mobile services and GEO satellite services. Other portions of the spectrum Telesat Corporation plans to use are under consideration for being designated or have been designated for terrestrial fixed and mobile services. While some jurisdictions have established rules for sharing the spectrum, many jurisdictions have yet to address this issue. In addition, even under the international rules governing coordination between satellite systems, while the process for sharing spectrum is well established with respect to GEO systems, it is only now being implemented for the first time for large NGSO systems that provide broadband services. Because the coordination of NGSO systems is both highly technically complex and new, uncertainties exist about spectrum sharing, which may limit Telesat Corporation’s ability to operate and hence monetize its Lightspeed constellation. Consequently, Telesat Corporation’s ability to use shared spectrum for its Telesat Lightspeed constellation may be adversely impacted by new rules, the implementation of existing rules, or the absence of rules for spectrum sharing.
In order to successfully sell services on its Telesat Lightspeed constellation, Telesat Corporation will require market access to each country in which its customers are located. It is uncertain if it will be successful in obtaining market access to all of the countries needed to make its Lightspeed constellation commercially successful. See “— Telesat Corporation operates in a highly regulated industry and government regulations may adversely affect its ability to sell its services, or increase the expense of such services or otherwise limit its ability to operate or grow its business.”
There are certain environmental risks that have been raised in opposition to LEO constellations, including the potential for increased orbital debris and “light pollution” associated with light reflecting off satellites in the night sky. To the extent that governments impose restrictions or additional regulations to address any environmental concerns regarding LEO constellations it may adversely impact Telesat Corporation’s ability to successfully deploy the Telesat Lightspeed constellation.
Telesat Corporation needs to modify the authorizations from Canada and the U.S. and there is no guarantee that Canadian and U.S. authorities will approve such modifications.
The parameters of Telesat Corporation’s current Ka-band Telesat Lightspeed constellation design align with the parameters of the spectrum license from Canada; however, it is necessary to amend the milestones in the conditions of license. There is no assurance that such amendment request would be approved. The parameters of Telesat Corporation’s current Ka-band Telesat Lightspeed constellation design differ from the parameters of the market access grant from the U.S., and the market access grant from the U.S. is subject to post-grant conditions, including a requirement for providing an updated showing on orbital debris mitigation based on final system design. Telesat Canada applied on May 26, 2020 to modify its U.S. market access grant to match the parameters of its final Ka-band Telesat Lightspeed constellation design. There is no assurance that the updated orbital debris mitigation showing will be approved. There is also no assurance that the modification will be approved or, if approved, that it will not have conditions that preclude Telesat Corporation from being able to deliver an acceptable level of service in the U.S.
If Telesat Corporation does not obtain required security clearances from, and comply with any agreements entered into with, the U.S. DoD, or if Telesat Corporation does not comply with U.S. law, Telesat Corporation may not be able to continue to sell Telesat Corporation LEO services to the U.S. government.
To participate in classified U.S. government programs, Telesat Corporation may seek and obtain security clearances for one or more of its subsidiaries from the U.S. Department of Defense (“DoD”). Given Telesat Corporation’s foreign domestication, Telesat Corporation may be required to enter into one or more agreements with the U.S. government that may limit its ability to control the operations of this subsidiary, as required under the national security laws and regulations of the U.S. If Telesat Corporation does not obtain these security clearances, Telesat Corporation’s ability to sell LEO services to the U.S. Government will be limited. As a result, Telesat Corporation’s business could be materially and adversely affected.
Risks Relating to Telesat Corporation’s Liquidity and Capital Resources
Telesat Corporation’s level of indebtedness may increase and reduce its financial flexibility.
Telesat Corporation has a significant amount of debt. As at September 30, 2021, it had total debt of $3,807.6 million and up to US$200.0 million of unused available revolving capacity under the Senior Secured Credit Facilities (not giving effect to $0.2 million of outstanding letters of credit). Telesat Corporation may incur additional debt in the future. The terms of Telesat Corporation’s Senior Secured Credit Facilities, the indenture governing its Senior Secured Notes, the indenture governing its 2026 Senior Secured Notes and the indenture governing its Senior Notes will allow it to incur substantial amounts of additional debt, subject to certain limitations. Its borrowings, current and future, will require interest payments and need to be repaid or refinanced, could require it to divert funds identified for other purposes to debt service and could create additional cash demands or impair its liquidity position and add financial risk for it. Diverting funds identified for other purposes for debt service may adversely affect Telesat Corporation’s business and growth prospects. If it cannot generate sufficient cash flow from operations to service its debt, it may need to refinance its debt, dispose of assets, reduce or delay expenditures or issue equity to obtain necessary funds. Telesat Corporation does not know whether it would be able to take any of these actions on a timely basis, on terms satisfactory to it or at all.
A substantial portion of Telesat Corporation’s borrowings bear interest at variable rates. Borrowings under the Senior Secured Credit Facilities will be at variable rates of interest and will expose it to interest rate risk. If market interest rates increase, variable-rate debt will create higher debt service requirements, which may adversely affect Telesat Corporation’s cash flow. Telesat Corporation has entered into, and in the future may enter into, interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, it may not maintain interest rate swaps with respect to all or any of its variable rate indebtedness, and any swaps it enters into may not fully mitigate its interest rate risk, may prove disadvantageous or may create additional risks.
Telesat Corporation’s substantial amount of debt may have important consequences. For example, it may: make it more difficult for it to satisfy its obligations under the Senior Secured Credit Facilities, the Senior Secured Notes the 2026 Senior Secured Notes and the Senior Notes; increase its vulnerability to general adverse economic and industry conditions; require it to dedicate a substantial portion of its cash flow from operations to make interest and principal payments on its debt, thereby limiting the availability of its cash flow to fund future capital expenditures, working capital and other general corporate requirements; limit its flexibility in planning for, or reacting to, changes in its business and in the industries that it services; place it at a competitive disadvantage compared with competitors that have less debt; and limit its ability to borrow additional funds, even when necessary to maintain adequate liquidity.

In addition to its debt service obligations, its operations require material expenditures on a continuing basis. Telesat Corporation’s ability to make scheduled debt payments, to refinance its obligations with respect to its indebtedness and to fund capital and non-capital expenditures necessary to maintain the condition of its operating assets and properties, as well as its capacity to fund the growth of its business, depends on its financial and operating performance. General economic conditions and financial, business and other factors affect operations and future performance. Many of these factors are beyond Telesat Corporation’s control. Telesat Corporation may not be able to generate sufficient cash flows to pay the interest on its debt, and future working capital, borrowings or equity financing may not be available to pay or refinance such debt.
The agreements governing Telesat Corporation’s debt, including the indenture governing its Senior Secured Notes, the indenture governing its 2026 Senior Secured Notes, the indenture governing its Senior Notes and the credit agreement governing its Senior Secured Credit Facilities, contain various covenants that impose restrictions on it that may affect its ability to operate its business.
The agreements governing Telesat Corporation’s debt, including the indenture governing its Senior Secured Notes, the indenture governing its 2026 Senior Secured Notes, the indenture governing its Senior Notes and the Credit Agreement, impose operating and financial restrictions on its activities. For example, the Revolving Credit Facility requires it to comply with a first lien net leverage ratio of 5.75:1.00, tested quarterly when its Revolving Credit Facility is drawn by more than 35% of the Credit Facility amount. The indenture governing its Senior Secured Notes, the indenture governing its 2026 Senior Secured Notes, the indenture governing its Senior Notes, the Credit Agreement and future debt agreements may also limit or prohibit its ability to, among other things:
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incur additional debt and issue disqualified stock and preferred shares;

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create liens;

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pay dividends, acquire shares of capital stock, make payments on subordinated debt or make investments;

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create or permit to exist specified restrictions on its ability to receive distributions from restricted subsidiaries;

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make certain investments;

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issue guarantees;

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issue or sell the capital stock of restricted subsidiaries;

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sell or exchange assets;

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modify or cancel Telesat Corporation’s satellite insurance;

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enter into certain transactions with affiliates; and

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effect mergers, consolidations, amalgamations and transfers of all or substantially all assets.

These restrictions on Telesat Corporation’s ability to operate its business could seriously harm its business by, among other things, limiting its ability to take advantage of financing, merger and acquisition and other corporate opportunities.
Various risks, uncertainties and events beyond Telesat Corporation’s control could affect its ability to comply with these covenants and maintain this financial ratio. Failure to comply with any of the covenants in its existing or future financing agreements could result in a default under those agreements and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity for the debt under these agreements and to foreclose upon any collateral securing the debt. Under these circumstances, Telesat Corporation might not have sufficient funds or other resources to satisfy all of its obligations, including its obligations under the Senior Secured Notes, the 2026 Senior Secured Notes or the Senior Notes.

Telesat Corporation’s unrestricted subsidiaries are expected to incur substantial additional debt secured by substantially all of the assets related to the Lightspeed constellation.
The agreements governing Telesat Corporation’s debt permit it to designate one or more of its restricted subsidiaries as unrestricted subsidiaries, subject to certain conditions. Certain of Telesat Corporation’s subsidiaries have been designated as unrestricted subsidiaries pursuant to those debt agreements. As a result, the covenants described above are not applicable to such subsidiaries. Telesat Corporation is developing, and intends to fund, construct and operate, its Lightspeed constellation, in one or more of its unrestricted subsidiaries. If the Lightspeed constellation program proceeds, these unrestricted subsidiaries are expected to incur substantial additional debt which would be secured by substantially all of the assets related to the Lightspeed constellation.
The limitations imposed by financing agreements on Telesat Corporation’s ability to incur additional debt and to take other actions might significantly impair its ability to obtain other financing. To service its debt and to fund planned capital expenditures, Telesat Corporation will require a significant amount of cash, which may not be available.
Telesat Corporation’s ability to make payments on, or repay or refinance its debt, including its Senior Secured Notes, the 2026 Senior Secured Notes and Senior Notes, and to fund planned capital expenditures will depend largely upon its future operating performance. Telesat Corporation’s future performance, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control. In addition, Telesat Corporation’s ability to borrow funds in the future to make payments on its debt will depend on the satisfaction of the covenants in the Senior Secured Credit Facilities, in the indenture governing its Senior Secured Notes, the indenture governing its 2026 Senior Secured Notes and in the indenture governing its Senior Notes and other agreements it may enter into in the future. In addition, if its Revolving Credit Facility is drawn by more than 35% of the Credit Facility amount, it will be required to comply with a first lien net leverage ratio of 5.75:1.00, tested quarterly, and failure to comply will result in an event of default under the Revolving Credit Facility. The indenture governing the Senior Secured Notes, the indenture governing the 2026 Senior Secured Notes, the indenture governing its Senior Notes and the Credit Agreement contain limitations on its ability to incur additional debt. Telesat Corporation cannot assure you that its business will generate sufficient cash flow from operations or that future borrowings will be available to it under the Senior Secured Credit Facilities or from other sources in an amount sufficient to enable it to pay its debt, including its Senior Secured Notes, its 2026 Senior Secured Notes and its Senior Notes, or to fund its other liquidity needs. As of September 30, 2021, it had US$200.0 million of unused available revolving capacity under its Senior Secured Credit Facilities (not giving effect to US$0.2 million of outstanding letters of credit). In addition, Telesat Corporation’s ability to raise additional capital to refinance its debt or to fund its operations is dependent on capital market conditions.
If Telesat Corporation’s cash flows and capital resources are insufficient to service its indebtedness, it may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance its indebtedness, including its Senior Secured Notes, its 2026 Senior Secured Notes and its Senior Notes. These alternative measures may not be successful and may not permit it to meet its scheduled debt service obligations. Telesat Corporation’s ability to restructure or refinance its debt will depend on the condition of the capital markets and its financial condition at such time. Any refinancing of its debt could be at higher interest rates and may require it to comply with more onerous covenants, which could further restrict its business operations. In addition, the terms of existing or future debt agreements, including the Senior Secured Credit Facilities, the indenture governing its Senior Secured Notes, the indenture governing its 2026 Senior Secured Notes and the indenture governing its Senior Notes, may restrict Telesat Corporation from adopting some of these alternatives. In the absence of such operating results and resources, it could face substantial liquidity problems and might be required to dispose of material assets or operations to meet its debt service and other obligations. It may not be able to consummate those dispositions for fair market value or at all. Furthermore, any proceeds that Telesat Corporation could realize from any such dispositions may not be adequate to meet its debt service obligations then due.

Telesat Corporation may not be able to generate sufficient cash to service all of its indebtedness, and may be forced to take other actions to satisfy its obligations under its indebtedness, which may not be successful.
Telesat Corporation’s ability to make scheduled payments on or refinance its debt obligations depends on its financial condition and operating performance, which are subject to prevailing economic, industry and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond its control. Telesat Corporation may be unable to maintain a level of cash flow from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on its indebtedness, including its Senior Secured Notes, its 2026 Senior Secured Notes and its Senior Notes.
If Telesat Corporation’s cash flow and capital resources are insufficient to fund its debt service obligations, it could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance its indebtedness, including its Senior Secured Notes, its 2026 Senior Secured Notes and its Senior Notes. Future issuances of equity would dilute the ownership position of shareholders of Telesat Corporation and unitholders of Telesat Partnership. Telesat Corporation may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow it to meet its scheduled debt service obligations. The Credit Agreement, the indenture governing the Senior Secured Notes, the indenture governing the 2026 Senior Secured Notes and the indenture governing its Senior Notes will restrict its ability to dispose of assets and use the proceeds from those dispositions and may also restrict its ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. Telesat Corporation may not be able to consummate those dispositions or obtain proceeds in an amount sufficient to meet any debt service obligations then due.
Telesat Corporation’s inability to generate sufficient cash flow to satisfy its debt obligations, or to refinance its indebtedness on commercially reasonable terms or at all, would materially and adversely affect its financial position and results of operations and its ability to satisfy its obligations under its Senior Secured Notes, its 2026 Senior Secured Notes and its Senior Notes.
If Telesat Corporation cannot make scheduled payments on its debt, it will be in default and holders of its Senior Secured Notes, its 2026 Senior Secured Notes and its Senior Notes could declare all outstanding principal and interest to be due and payable, the lenders under the Senior Secured Credit Facilities could terminate their commitments to loan money and declare all principal and interest to be due and payable, its secured lenders (including the lenders under the Senior Secured Credit Facilities, the Senior Secured Notes and the 2026 Senior Secured Notes) could foreclose against the assets securing their borrowings and Telesat Corporation could be forced into bankruptcy or liquidation (as and to the extent applicable to Telesat Corporation).
A lowering or withdrawal of the ratings assigned to Telesat Corporation’s Senior Secured Notes, Telesat Corporation’s 2026 Senior Secured Notes or Telesat Corporation’s Senior Notes by rating agencies may increase Telesat Corporation’s future borrowing costs and reduce Telesat Corporation’s access to capital.
Telesat Corporation’s ability to access capital markets is important to its ability to operate Telesat Corporation’s business. Increased scrutiny of the satellite industry and the impact of regulation, as well as changes in Telesat Corporation’s financial performance and unfavorable conditions in the capital markets could result in credit agencies reexamining Telesat Corporation’s credit ratings.
Telesat Corporation’s Senior Secured Notes, Telesat Corporation’s 2026 Senior Secured Notes and Telesat Corporation’s Senior Notes have a non-investment grade rating, and any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. A downgrade in Telesat Corporation’s credit ratings could restrict or discontinue Telesat Corporation’s ability to access capital markets at attractive rates and increase Telesat Corporation’s borrowing costs. There can be no assurance that any rating assigned to any of Telesat Corporation’s debt securities will remain in effect for any given period of time or that any such ratings will not be lowered, suspended or withdrawn entirely by a rating agency if, in that rating agency’s judgment, circumstances so warrant.
Any future lowering of Telesat Corporation’s credit ratings likely would make it more difficult or more expensive for Telesat Corporation to obtain additional debt financing. Moreover, real or anticipated changes in Telesat Corporation’s credit ratings will generally affect the market value of Telesat Corporation’s Senior Secured Notes, Telesat Corporation’s 2026 Senior Secured Notes and Telesat Corporation’s Senior Notes.
Telesat Corporation’s variable rate indebtedness subjects Telesat Corporation to interest rate risk, which could cause Telesat Corporation’s debt service obligations to increase significantly.
Borrowings under the Senior Secured Credit Facilities will be at variable rates of interest and will expose Telesat Corporation to interest rate risk. Assuming all revolving loans are fully drawn, each quarter percentage point change in interest rates would result in a $4.9 million change in interest expense on indebtedness under the Senior Secured Credit Facilities for the twelve months ended September 30, 2021. Telesat Corporation has entered into, and in the future Telesat Corporation may enter into, interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, Telesat Corporation may not maintain interest rate swaps with respect to all or any of its variable rate indebtedness, and any swaps Telesat Corporation enters into may not fully mitigate Telesat Corporation’s interest rate risk, may prove disadvantageous or may create additional risks.
The uncertainty regarding the potential phase-out of LIBOR may negatively impact Telesat Corporation’s operating results.
In addition, the London Interbank Offered Rate (“LIBOR”), the interest rate benchmark used as a reference rate on Telesat Corporation’s variable rate debt, including its revolving credit facility, term loan, and interest rate swaps is expected to be phased out by the end of 2021, when private-sector banks are no longer required to report the information used to set the rate. Without this data, LIBOR may no longer be published, or the lack of quality and quantity of data may cause the rate to no longer be representative of the market. As of September 30, 2021, Telesat Corporation has outstanding US$1,552.8 million of indebtedness that matures after 2021 and includes LIBOR as a reference rate. At this time, no consensus exists as to what rate or rates will become accepted alternatives to LIBOR, although the U.S. Federal Reserve, in connection with the Alternative Reference Rates Committee, a steering committee composed of large U.S. financial institutions selected the Secured Overnight Financing Rate (“SOFR”) as the rate that represents best practice for replacing U.S. dollar LIBOR for use in new U.S. dollar derivatives and other financial contracts, and has recommended a paced transition plan that involves the creation of a reference rate based on SOFR by the end of 2021. SOFR is a more generic measure than LIBOR and considers the cost of borrowing cash overnight, collateralized by U.S. Treasury securities. Although there have been debt issuances utilizing SOFR, it is unknown whether it will attain market acceptance as a replacement for LIBOR. Moreover, it remains unclear whether the cessation of LIBOR will be delayed due to COVID-19 or what form any delay may take, and there are no assurances that there will be a delay. It is also unclear what the duration and severity of COVID-19 will be, and whether this will impact LIBOR transition planning. COVID-19 may also slow regulators’ and others’ efforts to develop and implement alternative reference rates, which could make LIBOR transition planning more difficult, particularly if the cessation of LIBOR is not delayed but an alternative reference rate does not emerge as industry standard. Given the inherent differences between LIBOR and SOFR or any other alternative benchmark rate that may be established, there are many uncertainties regarding a transition from LIBOR, including but not limited to the need to amend some or all contracts with LIBOR as the reference rate and how this will impact Telesat Corporation’s cost of variable rate debt and certain derivative financial instruments. Telesat Corporation will also need to consider new contracts and if they should reference an alternative benchmark rate or include suggested fallback language, as published by the Alternative Reference Rates Committee. The consequences of these developments with respect to LIBOR cannot be entirely predicted and span multiple future periods but could result in an increase in the cost of Telesat Corporation’s variable rate debt or derivative financial instruments which may be detrimental to its financial position or operating results.
Risks Relating to Tax Matters
U.S. Tax Risks
Telesat Corporation or Telesat Partnership could be treated as a U.S. corporation for U.S. federal income tax purposes.
Telesat Corporation and Telesat Partnership are classified as a non-U.S. corporation and a non-U.S. partnership, respectively, under general rules of U.S. federal income taxation. Unlike U.S. persons, who are generally subject to U.S. tax on worldwide income, non-U.S. persons are subject to U.S. income tax only on certain income from U.S. sources and from conducting business. Section 7874 of the Internal Revenue Code of 1986, as amended (the “Code”), and certain regulatory provisions promulgated under Section 7874, however, contain rules that, if applicable, could cause Telesat Corporation or Telesat Partnership to be taxed as a U.S. corporation for U.S. federal income tax purposes.
This treatment would apply only if (i) Telesat Corporation or Telesat Partnership acquired substantially all of the stock or assets of Loral (the “Acquisition Requirement”), (ii) following the acquisition, former shareholders of Loral own at least 80% of Telesat Corporation or Telesat Partnership by reason of their ownership of stock of Loral (the “80% Ownership Test”), (iii) the level of business activities conducted by Telesat Corporation or Telesat Partnership and its affiliates in Canada did not satisfy a certain minimum threshold level of activity (“Substantial Business Activities”), and (iv) in the case of Telesat Partnership, it is treated as a publicly traded partnership. These statutory and regulatory rules are complex and there is little administrative guidance regarding their application.
Loral has received an opinion from special tax counsel that upon consummation of the Transaction, neither Telesat Corporation nor Telesat Partnership should be taxed as a U.S. corporation. Such opinion, however, provides no assurance that the IRS may not take a position contrary to the opinion or that a court considering the issue may not hold otherwise. Further, such opinion does not consider current legislative proposals to lower the threshold for the 80% Ownership Test to 50% (or some other percentage). While Loral entered into the Transaction Agreement on November 23, 2020, it is possible that such legislative proposals, if enacted, might be applied on a retroactive basis, with no grandfather clause for transactions executed pursuant to a binding commitment entered into prior to such legislation’s enactment or in a prior tax year.
If it were determined that Telesat Corporation or Telesat Partnership should be taxed as a U.S. corporation for U.S. federal income tax purposes, Telesat Corporation or Telesat Partnership, as applicable, would be subject to U.S. federal tax return filing requirements and would be subject to U.S. tax on its worldwide income. Any foreign taxes, including Canadian taxes, paid by it would be creditable subject to several limitations, which could be material limitations.
Telesat Corporation or Telesat Partnership could be treated as a surrogate foreign corporation for U.S. federal income tax purposes and Loral could be treated as an expatriated entity, which might have adverse U.S. tax consequences for Loral and for Shareholders of Telesat Corporation.
Even if neither Telesat Corporation nor Telesat Partnership is treated as a U.S. corporation as described above, Section 7874 of the Code and the associated regulations contain an alternative set of rules that could result in Telesat Corporation or Telesat Partnership being treated as a “surrogate foreign corporation,” and Loral being treated as an expatriated entity, if (i) the Acquisition Requirement is satisfied, (ii) following the acquisition, former shareholders of Loral own at least 60% of Telesat Corporation or Telesat Partnership by reason of their ownership of Loral stock (the “60% Ownership Test”), (iii) Telesat Corporation or Telesat Partnership does not have Substantial Business Activities in Canada, and (iv), in the case of Telesat Partnership, it is treated as a publicly traded partnership.
Loral has received an opinion from special tax counsel that, though it is not free from doubt, upon consummation of the Transaction, Telesat Corporation should not be treated as a surrogate foreign corporation. As mentioned above, Loral has also received an opinion that Telesat Partnership should neither be treated as a publicly traded partnership, nor, accordingly, a surrogate foreign corporation. If Telesat Partnership were treated as a publicly traded partnership, it would be treated as a surrogate foreign corporation effective as of the consummation of the Transaction.
Special tax counsel’s opinion described above does not provide assurance that the IRS will not take a contrary position or that a court considering the issue would not hold otherwise. If it were determined that Telesat Corporation and/or Telesat Partnership should be treated as a surrogate foreign corporation and Loral should be treated as an expatriated entity, Loral would be subject to limitation as to the use of net operating losses and foreign tax credits to offset certain gain recognized in periods on or after the date of the Transaction. It is not anticipated that Loral will realize any material amount of gain upon or subsequent to the Transaction. If it did, however, the limitation as to the use of net operating losses and foreign tax credits could increase its potential U.S. tax liability.

Absent a change in facts and circumstances or law, it is anticipated that Telesat Corporation will eventually become a surrogate foreign corporation, and that Loral will become an expatriated entity, upon the exchange of a sufficient number of Telesat Partnership Units for Telesat Public Shares to cause both the 60% Ownership Test and the Acquisition Requirement to be satisfied. Moreover, if Loral were determined to be an expatriated entity before December 22, 2027, Loral would be required to recapture the deduction it claimed on its 2017 U.S. federal income tax return under Section 965(c) of the Code and to pay additional tax in an amount equal to 35% of the amount of such deduction. It is anticipated that the amount of such recapture would be US$38,500,000. Consequently, such recapture would substantially increase Loral’s U.S. federal income tax liability for the year in which it was determined to be an expatriated entity. Under the terms of the Transaction Agreement, PSP Investments may be entitled to a grossed-up indemnification payment for its pro rata share of such tax.
In addition, if Telesat Corporation were determined to be a surrogate foreign corporation, dividends paid by Telesat Corporation would not be treated as qualified dividend income under Section 1(h)(11) of the Code. Accordingly, non-corporate U.S. shareholders of Telesat Corporation would be subject to tax on such dividends at ordinary income rates of up to 37%, and not at the preferential 20% rate applicable under Section 1(h)(11) of the Code.
Telesat Corporation could be classified as a Passive Foreign Investment Company, potentially resulting in adverse U.S. tax consequences to its U.S. shareholders.
If for any taxable year 75% or more of a foreign corporation’s gross income is passive income, or at least 50% of its assets are held for the production of, or produce, passive income, the foreign corporation is classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Depending on the ratio of Loral stockholders who make a Telesat Corporation Election to Loral stockholders who make a Telesat Partnership Election (and Telesat Corporation’s ownership percentage of Loral and other corporate subsidiaries upon consummation of the Merger), Telesat Corporation may be treated as a PFIC subsequent to the consummation of the Merger but prior to the point where a sufficient number of Loral stockholders who made a Telesat Partnership Election have exchanged a number of Telesat Partnership Units to cause Telesat Corporation to hold at least 25% (by value) of Telesat Partnership.
If Telesat Corporation were characterized as a PFIC, U.S. holders of Telesat Public Shares could suffer adverse tax consequences, including having gains realized on the sale of the shares treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on the Telesat Public Shares, having interest charges apply to distributions by Telesat Corporation and the proceeds of the sale of Telesat Public Shares and subjection to additional reporting requirements. Telesat Canada expects to provide to U.S. holders the information needed to report income and gain pursuant to a “qualified electing fund” election, which election would alleviate some of the adverse tax consequences of PFIC status.
Distributions from Telesat Partnership may be insufficient to pay tax on the allocation of income and/or gain for U.S. tax purposes.
While Telesat Partnership intends to make certain distributions to holders of Telesat Partnership Units, a holder may receive allocations of income and/or capital gains in a year for U.S. tax purposes without receiving sufficient distributions from Telesat Partnership for that year to pay any U.S. or other tax the holder may owe because of such allocation. In addition, there can be no assurance that Telesat Partnership will in fact make cash distributions as intended. Even if Telesat Partnership is unable to distribute cash in amounts that are sufficient to fund a holder’s tax liability, such holder will nonetheless be required to pay any applicable income taxes.
Loral’s pre-closing uncertain tax position risk could result in post-closing payments.
As of September 30, 2021, Loral’s unaudited condensed consolidated balance sheet included a liability with respect to uncertain tax positions in the amount of approximately US$20,522,000. If the tax authority were to successfully contest some or all of the uncertain tax positions (whether by challenging Loral’s characterization of a transaction or the amount or availability of certain tax attributes), it is possible that a payment would be required for the resulting tax and interest and it is possible that the payment required could exceed the amount of the recorded liability. Under the terms of the Transaction Agreement, PSP Investments may be entitled to a grossed-up indemnification payment for its pro rata share of such tax.
Canadian Tax Risks
Telesat Partnership may be liable to pay tax under the SIFT Rules which may reduce after-tax returns to holders of Telesat Public Shares.
Telesat Partnership will be a “SIFT partnership” for the purposes of the Income Tax Act (Canada) (the “Tax Act”). As such, Telesat Partnership will be subject to SIFT tax on its “taxable non-portfolio earnings” (as defined in the Tax Act), if any, including income, other than taxable dividends, from “non-portfolio property” (as defined in the Tax Act). In particular, Telesat Partnership would generally be required to pay SIFT tax if its Loral stock were non-portfolio property and the unlimited liability company (“Can ULC”) formed under the laws of British Columbia by Loral Holdings Corporation (“Loral Holdings”) and Telesat CanHoldco paid a dividend to Loral Holdings, subject to any deductions that may be available to Telesat Partnership in computing the income from its Loral stock. In particular, provided Loral Holdings and Loral each pay corresponding dividends in the same taxation year as any dividend paid by Can ULC, Telesat Partnership may have available to it and intends to claim sufficient deductions so that it does not have net income from non-portfolio property. Although it is intended that Loral Holdings and Loral would each pay corresponding dividends in the same taxation year as any dividend paid by Can ULC, no assurance can be given that such dividends will be paid or that such deductions will be available. If Telesat Partnership were required to pay SIFT tax, after-tax returns to holders of Telesat Partnership Units and indirectly to holders of Telesat Public Shares may be reduced.
Telesat Corporation may be liable to pay tax in respect of dividends paid by Can ULC to Loral Holdings.
Loral Holdings will be a controlled foreign affiliate of Telesat Partnership for purposes of the Tax Act. As such, Telesat Partnership will be required to include in its income for a year its share of the “foreign accrual property income” or “FAPI” (as defined in the Tax Act) of Loral Holdings for such year, including its proportionate share of any dividends paid by Can ULC to Loral Holdings in such year. In turn, Telesat Corporation must include in income its share of the FAPI (including such dividends paid by Can ULC to Loral Holdings) of Telesat Partnership. However, if Loral Holdings and Loral each pay corresponding dividends in the same taxation year, and provided that Loral is a “foreign affiliate” of Telesat Corporation for relevant purposes of the Tax Act, Telesat Corporation may deduct in computing its taxable income a prescribed portion of such dividends received by it through Telesat Partnership. In determining the amount of such dividends from Loral that may be deducted in computing its taxable income, Telesat Corporation intends not to take into account any deduction claimed by Telesat Partnership pursuant to subsection 91(5) of the Tax Act. Telesat Corporation believes that such interpretation is consistent with the rationale expressed by the CRA for its published administrative position in this regard, but no assurance can be given. If the deduction that Telesat Corporation would otherwise claim were limited, or if a deduction claimed by Telesat Corporation were denied or otherwise not available, Telesat Corporation may be liable to pay tax on some or all of its share of FAPI resulting from any dividends paid by Can ULC to Loral Holdings and after-tax returns to holders of Telesat Public Shares may be reduced.
Payments of dividends by Telesat CanHoldco to Telesat Partnership will be subject to Canadian federal withholding tax and if CRA does not apply their administrative position Telesat CanHoldco may be liable for additional amounts of Canadian federal withholding tax plus any associated interest and penalties in certain circumstances.
Dividends paid or credited or deemed to be paid or credited to a partnership that is not a “Canadian partnership” (as defined in the Tax Act) by a corporation resident in Canada are subject to withholding tax at a 25% rate.
Telesat Partnership will not be a “Canadian partnership” for purposes of the Tax Act. However, in determining the rate of Canadian federal withholding tax applicable to dividends paid by Telesat CanHoldco to Telesat Partnership, Telesat Corporation, as general partner, expects Telesat CanHoldco to look through Telesat Partnership to its partners and, having regard to the CRA’s administrative practice in similar circumstances, not to withhold on that portion of a dividend attributable to Canadian resident partners of Telesat Partnership (including Telesat Corporation) and to take into account any reduced rates of Canadian federal withholding tax to which non-Canadian limited partners may be entitled under an applicable income tax treaty or convention.
There is a risk that the CRA will not apply its administrative practice such that Telesat CanHoldco may be liable for additional amounts of Canadian federal withholding tax plus any associated interest and penalties if it withholds tax at less than the 25% rate under the Tax Act.
Certain Canadian rules in respect of foreign tax credits may apply to Telesat Partnership.
The Tax Act contains anti-avoidance rules to address certain foreign tax credit generator transactions (the “Foreign Tax Credit Generator Rules”). Under certain Foreign Tax Credit Generator Rules, the “foreign accrual tax” (which is a deduction which may be available under the Tax Act) applicable to a FAPI inclusion of Telesat Partnership may be denied in certain specified circumstances, including where the direct or indirect share of the income of any member of Telesat Partnership that is a person resident in Canada or a “foreign affiliate” of such a person is, under a “relevant foreign tax law” (within the meaning attributed to it in the Tax Act), less than such member’s share of such income for purposes of the Tax Act. Although the Foreign Tax Credit Generator Rules are not expected to apply to Telesat Partnership, no assurances can be given in this regard. If the Foreign Tax Credit Generator Rules apply, the “foreign accrual tax” applicable to a FAPI inclusion will be denied and after-tax returns to holders of Telesat Public Shares may be reduced.
Canadian tax laws, or the interpretation thereof, could change in a manner which adversely affects Telesat Partnership, Telesat Corporation, and holders of Telesat Public Shares.
There is a risk that Canadian tax laws, or the interpretation thereof, could change in a manner that adversely affects Telesat Partnership, Telesat Corporation, holders of Telesat Public Shares.
Changes in tax laws and unanticipated tax liabilities could adversely affect profitability.
Telesat Corporation is subject to taxes in Canada and numerous foreign jurisdictions. Telesat Corporation’s tax liabilities could be adversely affected in the future by a number of factors, including changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws, and the outcome of tax audits in various jurisdictions around the world. Many of the countries in which Telesat Corporation does business have or are expected to adopt changes to tax laws as a result of the Base Erosion and Profit Shifting final proposals from the Organization for Economic Co-operation and Development and specific country anti-avoidance initiatives. Such tax law changes increase uncertainty and may adversely affect Telesat Corporation’s tax provision. Telesat Corporation regularly assesses all of these matters to determine the adequacy of its tax provision, which is subject to significant judgment.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. When used in this document, the words “believes,” “expects,” “plans,” “may,” “will,” “would,” “could,” “should,” “anticipates,” “estimates,” “project,” “intend” or “outlook” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. In addition, Telesat Corporation or its representatives have made or may make forward-looking statements, orally or in writing, which may be included in, but are not limited to, various filings made from time to time with the SEC, and press releases or oral statements made with the approval of an authorized executive officer of Telesat Corporation. Actual results may differ materially from anticipated results as a result of certain risks and uncertainties which are described in the section of this prospectus entitled “Risk Factors.” Risks and uncertainties include but are not limited to (1) risks associated with financial factors, including swings in the global financial markets, increases in interest rates and access to capital;
(2) risks associated with satellite services, including dependence on large customers, launch delays and failures, in-orbit failures and competition; (3) risks and uncertainties associated with Telesat Lightspeed, including overcoming technological challenges, access to spectrum and markets, governmental restrictions or regulations to address environmental concerns, raising sufficient capital to design and implement the system and competition from other low earth orbit systems; (4) regulatory risks, such as the effect of industry and government regulations that affect Telesat Corporation; and (5) other risks, including risks relating to and resulting from the COVID-19 pandemic. The foregoing list of important factors is not exclusive. Furthermore, Telesat Corporation operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond Telesat Corporation’s control.
These factors should not be construed as exhaustive and should be read with the other cautionary statements in this prospectus. These forward-looking statements are based on our current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management’s beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Risk Factors” and elsewhere in this prospectus. Potential investors are urged to consider these factors carefully in evaluating the forward-looking statements. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data. These forward-looking statements speak only as at the date of this prospectus. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC and the Canadian securities regulatory authorities, after the date of this prospectus.
This prospectus contains estimates, projections, market research and other information concerning our industry, our business, and the markets for our services. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry and general publications, government data and similar sources.
In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates.
Any references to forward-looking statements in this prospectus include forward-looking information within the meaning of applicable Canadian securities laws.

INDUSTRY AND MARKET DATA
This prospectus includes market data and forecasts with respect to current and projected market sizes for the telecommunications and satellite services sectors. Although we are responsible for all of the disclosure contained in this prospectus, in some cases we rely on and refer to market data and certain industry forecasts that were obtained from third party surveys, market research, consultant surveys, publicly available information and industry publications and surveys that we believe to be reliable. Unless otherwise indicated, all market and industry data and other statistical information and forecasts contained in this prospectus are based on independent industry publications, reports by market research firms or other published independent sources and other externally obtained data that we believe to be reliable.
Some market and industry data, and statistical information and forecasts, are also based on management’s estimates. Any such market data, information or forecast may prove to be inaccurate because of the method by which we obtain it or because it cannot always be verified with complete certainty given the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties, including those discussed under the captions “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

DIVIDEND POLICY
We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. As such, we do not intend to declare or pay cash dividends or distributions on our Telesat Public Shares, Telesat Corporation Shares or Telesat Partnership Units in the foreseeable future. Any future determination to pay dividends will be made at the discretion of our board of directors subject to applicable laws and will depend upon, among other factors, our financial performance, financial condition including leverage levels, contractual restrictions, capital requirements and merger and acquisition opportunities. Our future ability to pay cash dividends on our Telesat Public Shares, Telesat Corporation Shares or Telesat Partnership Units is currently limited by the terms of our credit agreement and may be limited by the terms of any future debt or preferred securities.

CAPITALIZATION
Scenario 1 — Consolidation
The following table sets forth the consolidated capitalization and indebtedness of each of Telesat Canada, Loral and the consolidated pro forma capitalization and indebtedness of Telesat Corporation after giving effect to the Transaction, under Scenario 1, in each case as of September 30, 2021. The consolidated capitalization and indebtedness presented below has been prepared on a basis consistent in all material respects with the accounting policies of Telesat Corporation in accordance with IFRS and should be read in conjunction with the sections “Unaudited Pro Forma Condensed Consolidated Financial Information and Financial Statements,” “Selected Historical Consolidated Financial Data of Telesat Corporation,” “Selected Historical Consolidated Financial Data of Loral” and the related notes included elsewhere in this prospectus.
(in millions of Canadian dollars)	Telesat Canada	Loral	Telesat Corporation
Cash	$1,558.6	$25.3	$1,538.4
Total current portion of long-term debt and leases
Current secured guaranteed indebtedness	$—	$—	$—
Current unsecured guaranteed indebtedness	—	—	—
Current unguaranteed lease liabilities	1.9	—	1.9
Total non-current debt and leases
Secured guaranteed long-term indebtedness	3,110.2	—	3,110.2
Unsecured guaranteed long-term indebtedness	697.4	—	697.4
Long-term unguaranteed lease liabilities	31.6	—	31.6
Total debt	3,841.1	—	3,841.1
Shareholders’ equity
Common shares	26.6	—	46.6
Voting participating preferred shares	48.2	—	—
Non-voting participating preferred shares	80.9	—	—
Voting common stock	—	0.3	—
Non-voting common stock	—	0.1	—
Paid in capital	—	1,293.4	—
Treasury stock	—	(12.2)	—
Accumulated earnings (deficit)	1,327.1	(912.7)	352.3
Reserves	69.7	(62.9)	19.1
Non-controlling interest	—	—	1,095.2
Total shareholders’ equity	1,552.5	306.0	1,513.2
Total capitalization	$5,393.6	$306.0	$5,354.3

Scenario 2 — Equity Investment
The following table sets forth the consolidated capitalization and indebtedness of each of Telesat Canada, Loral and the consolidated pro forma capitalization and indebtedness of Telesat Corporation after giving effect to the Transaction, under Scenario 2, assuming no consolidation conclusion at Telesat Corporation; instead the investment in Telesat Partnership is accounted for as an equity investment while Telesat Partnership pro forma financial information reflects the consolidation of each of its controlled subsidiaries, in each case as of September 30, 2021. The consolidated capitalization and indebtedness presented below has been prepared on a basis consistent in all material respects with the accounting policies of Telesat Corporation in accordance with IFRS and should be read in conjunction with the sections “Telesat Corporation Unaudited Pro Forma Condensed and Telesat Partnership Unaudited Pro Forma Condensed Consolidated Financial Information and Financial Statements,” “Selected Historical Consolidated Financial Data of Telesat Canada,” “Selected Historical Consolidated Financial Data of Loral” and the related notes included elsewhere in this prospectus.
(in millions of Canadian dollars)	Telesat Canada	Loral	Telesat Partnership	Telesat Corporation
Cash	$1,558.6	$25.3	$1,538.4	$—
Total current portion of long-term debt and leases
Current secured guaranteed indebtedness	$—	$—	$—	$—
Current unsecured guaranteed indebtedness	—	—	—	—
Current unguaranteed lease liabilities	1.9	—	1.9	—
Total non-current debt and leases
Secured guaranteed long-term indebtedness	3,110.2	—	3,110.2	—
Unsecured guaranteed long-term indebtedness	697.4	—	697.4	—
Long-term unguaranteed lease liabilities	31.6	—	31.6	—
Partnership units liability	—	—	1,486.5	—
Total debt	3,841.1	—	5,327.6	—
Shareholders’ equity
Common shares/partnership units	26.6	—	11.1	11.1
Voting participating preferred shares	48.2	—	—	—
Non-voting participating preferred shares	80.9	—	—	—
Voting common stock	—	0.3	—	—
Non-voting common stock	—	0.1	—	—
Paid in capital	—	1,293.4	—	—
Treasury stock	—	(12.2)	—	—
Accumulated earnings (deficit)	1,327.1	(912.7)	14.9	—
Reserves	69.7	(62.9)	0.9	—
Total shareholders’ equity	1,552.5	306.0	26.9	11.1
Total capitalization	$5,393.6	$306.0	$5,354.5	$11.1

PRO FORMA FINANCIAL INFORMATION
The accounting of the Transaction depends upon certain key assumptions being upheld. The assessment of Telesat Corporation’s exposure to variable returns from Telesat Partnership is influenced by the assumption of the number of Telesat Partnership Elections and Telesat Corporation Elections made by Loral stockholders and supports the determination of the accounting for the Transaction as either consolidation in accordance with IFRS 10 or equity investment in accordance with IAS 28 at the Telesat Corporation level.
The following two scenarios of pro forma financial information have been prepared to illustrate the potential scenarios as a result of such elections made by Loral stockholders:
Scenario 1 — Consolidated:   Pro Forma Condensed Consolidated Financial Information — In this scenario it has been assumed that where a valid Telesat Partnership Election is required in order to receive Telesat Partnership Units no such valid Telesat Partnership Election can be assured and as a result Telesat Public Shares will be issued as Transaction Consideration. In accordance with consolidation principles of IFRS 10, Pro Forma Condensed Consolidated Financial Information will be presented for Telesat Corporation. This scenario is presented in the Unaudited Pro Forma Condensed Consolidated Financial Information and Financial Statements.
Scenario 2 — Equity Investment:   Pro Forma Financial Information — In this scenario it has been assumed that where a valid Telesat Partnership Election is still required in order to receive Telesat Partnership Units, such a valid Telesat Partnership Election will be made by all existing Loral stockholders and as a result Telesat Partnership Units will be issued as Transaction Consideration. In addition, it has also been assumed that the consolidation principles of IFRS 10 have not been met. As a result, Pro Forma Condensed Financial Information for Telesat Corporation has been prepared in accordance with IAS 28, with the investment in Telesat Partnership accounted for as an equity investment. The Telesat Partnership pro forma financial information reflects the consolidation of each of its controlled subsidiaries. To illustrate the presentation of Pro Forma Financial Information under this scenario, Pro Forma Financial Information has been prepared and presented for both Telesat Corporation and Telesat Partnership. This scenario is presented in the Telesat Corporation Unaudited Pro Forma Condensed and Telesat Partnership Unaudited Pro Forma Condensed Consolidated Financial Information and Financial Statements.
In preparing Pro Forma Financial Information to be presented under the two scenarios, the financial statements of Loral were reclassified in order to align with the historical accounting presentation of Telesat Corporation, which is based on Telesat’s historical accounting presentation.
The following adjustments represent the reclassification of certain balances on the consolidated balance sheet of Loral as at September 30, 2021 to conform to the presentation used by Telesat Corporation and as applied in preparing the Pro Forma Financial Information:
(in millions of Canadian dollars)	Loral	Reclassifications	Historical Loral
Income tax refund receivable	$1.7	$(1.7)	$—
Other current financial assets	$—	$0.4	$0.4
Prepaid expenses and other current assets	$—	$2.8	$2.8
Other current assets	$1.5	$(1.5)	$—
Right-of-use-asset	$0.2	$(0.2)	$—
Satellites, property and other equipment	$—	$0.2	$0.2
Trade and other payables	$—	$12.5	$12.5
Accrued employment costs	$12.4	$(12.4)	$—
Other current liabilities	$3.2	$(0.1)	$3.1
Pension and other post-retirement liabilities	$24.4	$(24.4)	$—
Other long-term liabilities	$26.2	$24.4	$50.6
Accumulated deficit	$(890.3)	$(22.4)	$(912.7)
Reserves	$—	$(62.9)	$(62.9)
Accumulated other comprehensive loss	$(85.3)	$85.3	$—

The following adjustments represent the reclassification of the statement of operations of Loral for the year ended December 31, 2020 to conform to Telesat Corporation’s condensed consolidated presentation:
(in millions of Canadian dollars)	Loral	Reclassifications	Historical Loral
Operating expenses	$—	$(15.8)	$(15.8)
General and administrative expenses	$(9.0)	$9.0	$—
Recovery of affiliate doubtful receivable	$7.8	$(7.8)	$—
Other expense	$(14.6)	$14.6	$—
The following adjustments represent the reclassification of the statement of operations of Loral for the nine months ended September 30, 2021 to conform to Telesat Corporation’s condensed consolidated presentation:
(in millions of Canadian dollars)	Loral	Reclassifications	Historical Loral
Operating expenses	$—	$(24.1)	$(24.1)
General and administrative expenses	$(15.5)	$15.5	$—
Other expense	$(8.6)	$8.6	$—

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION AND FINANCIAL STATEMENTS
The following unaudited pro forma condensed consolidated financial information (the “Pro Forma Condensed Consolidated Financial Information”) presents the unaudited pro forma condensed consolidated balance sheet of Telesat Corporation (the “Pro Forma Balance Sheet”) as of September 30, 2021 and the unaudited pro forma condensed consolidated statements of income of Telesat Corporation (the “Pro Forma Statements of Income”) for the year ended December 31, 2020 and the nine months ended September 30, 2021, after giving effect to the transactions and adjustments as described in the accompanying notes. The Pro Forma Condensed Consolidated Financial Information includes the results of Telesat Corporation and Telesat Partnership and the historical results of Loral and Telesat, after giving pro forma effect to the following events and equity issuances in connection with the Transaction:
a.
The incorporation of Telesat Corporation, Telesat CanHoldco and Merger Sub and establishment of Telesat Partnership, with Telesat Corporation representing the ultimate parent company of the group.

b.
The issuance to Red Isle of (i) 270,270 Class C Shares in exchange for 653,422 of the Telesat Non-Voting Participating Preferred Shares held by Red Isle and (ii) 17,940,933 Class C Units in exchange for the remaining 43,377,534 Non-Voting Participating Preferred Shares, Voting Participating Preferred Shares and Common Shares of Telesat held by Red Isle.

c.
The issuance to MHR of 18,050,092 Class B Units of Telesat Partnership in exchange for the 18,050,092 Loral Common Shares held by MHR.

d.
The issuance of 12,981,576 Telesat Public Shares to certain other former Loral stockholders in exchange for the 12,981,576 Loral Common Shares held by them in the aggregate.

e.
The issuance of 302,176 Telesat Public Shares to certain members of Telesat management in exchange for the 730,599 shares in the capital of Telesat held by them in the aggregate.

After taking into account the above issuances, the voting rights and ownership interests of Telesat’s direct and indirect shareholders have been materially preserved and no individual party will acquire a majority of the voting or ownership interests in Telesat Corporation. Upon assessment of the voting power attributed to the various shareholders of Telesat Corporation, the Transaction represents a transfer among entities that have a high degree of common ownership as no single party to the Transaction will be considered to control Telesat Corporation, as no individual party will obtain a majority voting or ownership interest therein.
As general partner, Telesat Corporation is committed to operating Telesat Partnership as designed and will direct all relevant activities of Telesat Partnership. On the contrary, limited partners are only able to exercise their influence over the decision making (indirectly via director election and other matters in shareholders meeting) through a special voting arrangement in the Voting Trust at the Telesat Corporation level. As such, it has been determined that Telesat Corporation, as the general partner, has control over Telesat Partnership through its power over relevant decisions of the partnership, exposure to variable returns and ability to use its power to impact its variable returns as provided in the Partnership Agreement. Accordingly, the Pro Forma Condensed Consolidated Financial Information has been prepared on the basis that Telesat Partnership will be consolidated into Telesat Corporation and the investment in Telesat Partnership eliminated fully upon such consolidation. Immediately following the closing of the Transaction, Telesat Partnership Units will be held by Telesat’s former direct and indirect shareholders in the form of newly issued Class A Units and Class B Units and, in the case of Red Isle or its permitted transferees that are wholly owned by PSP Investments, Class C Units. The assessment of Telesat Corporation’s exposure to variable returns from Telesat Partnership is influenced by the assumption of the number of Loral stockholders that will not elect to receive Telesat Partnership Units and will therefore receive Telesat Public Shares. If the assumptions relating to the Telesat Partnership Units elected differ from the assumptions applied in preparing the Pro Forma Condensed Consolidated Financial Information, the consolidation conclusion may need to be reevaluated in accordance with IFRS 10 to determine whether the conclusion is appropriate or if the investment in Telesat Partnership should be accounted for as an equity investment in accordance with IAS 28.

Subject to the terms and conditions of the Transaction Agreement, at the Effective Time, each Loral Common Share outstanding immediately prior to the Effective Time will be converted into the right to receive (a) if the Loral stockholder makes a Telesat Partnership Election, one newly issued Class A Unit if such Loral stockholder can demonstrate it is Canadian (as such term is defined in the Investment Canada Act), and otherwise one newly issued Class B Unit, or (b) if the Loral stockholder makes a Telesat Corporation Election or does not validly make a Telesat Partnership Election, one newly issued Class A Share if such Loral stockholder can demonstrate it is Canadian (as such term is defined in the Investment Canada Act), otherwise one newly issued Class B Variable Voting Share.
The Telesat Partnership Units are designed to have distribution and voting rights that are substantially equivalent to those of the corresponding classes of Telesat Corporation Shares. Differences include that in the event that any partner other than Telesat Corporation, that is subject to U.S. federal income tax has net cumulative taxable income that exceeds zero, then on the next applicable tax distribution date, Telesat Partnership shall distribute to each partner, whether or not such partner is subject to U.S. federal income tax, its assumed tax liability, less all prior distributions paid in respect of such partner’s units, provided, however, that Telesat Corporation may defer such distribution. See “Description of Telesat Partnership Units and GP Units — Dividend Rights.” In addition, holders of Telesat Partnership Units are entitled to one vote per Telesat Partnership Unit (through the Special Voting Shares) and will vote together with their respective class of Telesat Corporation Shares as a single class. The Telesat Partnership Units are exchangeable for Telesat Corporation Shares as more fully described in the section entitled “Description of Share Capital.”
The Pro Forma Condensed Consolidated Financial Information is based on (i) the audited financial statements of Telesat Corporation, (ii) the audited consolidated financial statements of Telesat and Loral for the year ended December 31, 2020 and (iii) the unaudited condensed consolidated interim financial statements of Telesat and Loral as at and for the nine months ended September 30, 2021, which are included elsewhere in this prospectus.
The historical financial information of Telesat and Loral has been adjusted to give pro forma effect to events that are directly attributable to the Transaction. The Pro Forma Condensed Consolidated Financial Information of Telesat Corporation and explanatory notes present how the consolidated financial statements of Telesat Corporation may have appeared had the businesses actually been combined and had Telesat Corporation’s capital structure reflected the Transaction as of the dates noted below. The Pro Forma Balance Sheet is presented as if the Transaction was completed on September 30, 2021. The Pro Forma Statements of Income for the year ended December 31, 2020 and the nine months ended September 30, 2021 assumes that the Transaction took place as of January 1, 2020. The Pro Forma Financial Information is prepared in accordance with the regulations of the SEC.
The Pro Forma Condensed Consolidated Financial Information has been prepared in accordance with the accounting policies applied by Telesat Corporation and Telesat in preparing their historical consolidated financial statements under IFRS, which reflect the significant accounting policies expected to be used to prepare the consolidated financial statements after the Transaction. Transaction accounting adjustments were made to align accounting policies applied by Loral under U.S. GAAP with the accounting policies applied by Telesat Corporation as well as reclassifications to conform Loral’s historical accounting presentation to Telesat Corporation’s accounting presentation, which is based on Telesat’s historical accounting presentation.
Loral’s historical unaudited interim condensed consolidated balance sheet as of September 30, 2021, audited consolidated statement of operations for the year ended December 31, 2020 and unaudited interim condensed consolidated statement of operations for the nine months ended September 30, 2021 have been converted from United States Dollars (“USD” or “US$”) to Canadian Dollars (“CAD” or “CAD$”). The consolidated balance sheet was converted using the USD to CAD exchange rate on September 30, 2021 of 1.2680. Loral’s historical consolidated statement of operations for the year ended December 31, 2020 was converted using the average USD to CAD exchange rate of 1.3425 and for the nine months ended September 30, 2021 was converted using the average USD to CAD exchange rate of 1.2542. All amounts in the Pro Forma Condensed Consolidated Financial Information are presented in CAD unless otherwise noted.

The Pro Forma Condensed Consolidated Financial Information has been prepared for illustrative purposes only to show the effect of the Transaction. The unaudited transaction accounting adjustments are based upon available information and certain assumptions that are believed reasonable under the circumstances. The unaudited Pro Forma Condensed Consolidated Financial Information does not purport to represent what Telesat Corporation’s actual consolidated financial performance or consolidated financial condition would have been had the Transaction actually occurred on the dates indicated, nor do they purport to project Telesat Corporation’s future consolidated financial performance or consolidated financial condition for any future period or as of any future date. The Pro Forma Condensed Consolidated Financial Information should be read in conjunction with the information included under the headings “Selected Historical Consolidated Financial Data of Telesat,” “Selected Historical Consolidated Financial Data of Loral,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and related notes included elsewhere in this prospectus. All transaction accounting adjustments and their underlying assumptions are described more fully in the notes to Telesat Corporation’s unaudited pro forma condensed consolidated financial information.
The Transaction will be accounted for as a reorganization, with Telesat being the predecessor entity, as it is considered a capital transaction amongst Telesat’s direct and indirect shareholders, in accordance with interpretative guidance in IFRS 3 and IFRS 10. From an accounting perspective, it is acknowledged that while Telesat has a high degree of common ownership in which no one shareholder controls the entities, there is technically no common control. However, as described above, the Transaction will not result in a material change to the economic and voting interests of the shareholders of Telesat; accordingly, it is considered that the Transaction lacks economic substance. The Transaction will be accounted for in a manner similar to a common control transaction (i.e., as an equity reorganization). As part of the Transaction, an immaterial amount of net assets held by Loral that are unrelated to Telesat are being acquired by Telesat Corporation. Upon the acquisition of Loral, changes to the economic interests in Telesat of Loral and Red Isle as a result of the acquisition will be reflected as changes in equity, representing such stockholders’ residual rights to the acquired assets and liabilities. It is expected that the Transaction will not have a material impact on the tax basis of the combined assets and liabilities. Accordingly, the parties to the Transaction are not expected to enter into a tax receivable or comparable agreement.
The Transaction requires that stockholders of Loral either make a Telesat Corporation Election or a Telesat Partnership Election with respect to the Transaction Consideration they receive in the Transaction. If a Telesat Corporation Election is made, or no valid Telesat Partnership Election is made, such Loral stockholder will receive one Telesat Public Share in exchange for each Loral Common Share then held. Completion of the Transaction will also result in both Class C Units and Class C Shares being issued to Red Isle. Where a valid Telesat Partnership Election is still required by non-MHR shareholders in order to receive Telesat Partnership Units as Transaction Consideration, it has been assumed that no such valid Telesat Partnership Election can be assured and as a result Telesat Public Shares will be issued as Transaction Consideration. The accompanying notes to the Pro Forma Financial Information disclose the impact on the Pro Forma Balance Sheet and Pro Forma Statements of Income in the event that Telesat Partnership Elections are made by some Loral stockholders.
The Telesat Partnership Units have been determined to meet the requirements for classification as a non-controlling interest in the equity of the consolidated Telesat group and accordingly are reflected in the Pro Forma Financial Information as a component of equity.
Assumptions and estimates incorporated into the preparation of the Pro Forma Condensed Consolidated Financial Information are described in the following notes, which should be read in conjunction with the Pro Forma Condensed Consolidated Financial Information. Since the Pro Forma Financial Condensed Consolidated Information has been prepared based upon preliminary assumptions and estimates, the final amounts recorded may differ materially from the information presented.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
AS AT SEPTEMBER 30, 2021
(all amounts in millions of Canadian dollars)
	Telesat Corporation	Historical Telesat	Historical Loral	Inducement payment adjustment	Closing payment mechanism adjustment	Subtotal	Transaction accounting adjustments		Telesat Corporation Pro Forma
Assets
Cash and cash equivalents	$—	$1,558.6	$25.3	$(12.7)	$(13.0)	$1,558.2	$(19.8)	(1.2.1), (1.3)	$1,538.4
Trade and other receivables	—	56.0	—	—	—	56.0	—		56.0
Other current financial assets	—	0.5	0.4	—	—	0.9	—		0.9
Prepaid expenses and other current assets	—	38.1	2.8	—	—	40.9	—		40.9
Total current assets	—	1,653.2	28.5	(12.7)	(13.0)	1,656.0	(19.8)		1,636.2
Satellites, property and other equipment	—	1,286.4	0.2	—	—	1,286.6	(0.2)	(1.1.1)	1,286.4
Deferred tax assets	—	62.5	37.2	—	—	99.7	(2.3)	(1.5)	97.4
Other long-term financial assets	—	16.9	—	—	—	16.9	—		16.9
Other long-term assets	—	13.5	—	—	—	13.5	—		13.5
Intangible assets	—	766.0	—	—	—	766.0	—		766.0
Goodwill	—	2,446.6	—	—	—	2,446.6	—		2,446.6
Investments	—	—	306.3	—	—	306.3	(306.3)	(1.4)	—
Total assets	$—	$6,245.1	$372.2	$(12.7)	$(13.0)	$6,591.6	$(328.6)		$6,263.0
Liabilities
Trade and other payables	$—	$33.5	$12.5	$—	$—	$46.0	$(8.8)	(1.3)	$37.2
Other current financial liabilities	—	63.4	—	—	—	63.4	—		63.4
Other current liabilities	—	91.3	3.1	—	—	94.4	(0.2)	(1.1.1)	94.2
Total current liabilities	—	188.2	15.6	—	—	203.8	(9.0)		194.8
Long-term indebtedness	—	3,805.3	—	—	—	3,805.3	—		3,805.3
Deferred tax liabilities	—	290.3	—	—	—	290.3	—		290.3
Other long-term financial liabilities	—	25.2	—	—	—	25.2	—		25.2
Other long-term liabilities	—	383.6	50.6	—	—	434.2	—		434.2
Total liabilities	—	4,692.6	66.2	—	—	4,758.8	(9.0)		4,749.8
Shareholders’ equity
Share capital	—	155.7	1,281.6	—	—	1,437.3	(1,390.7)	(1.2.2)	46.6
Accumulated earnings (deficit)	—	1,327.1	(912.7)	(12.7)	(13.0)	388.7	(36.4)	(1.1.3), (1.2.3), (1.3)	352.3
Reserves	—	69.7	(62.9)	—	—	6.8	12.3	(1.1.3), (1.2.4)	19.1
Non-controlling interest	—	—	—	—	—	—	1,095.2	(1.2.5)	1,095.2
Total shareholders’ equity	—	1,552.5	306.0	(12.7)	(13.0)	1,832.8	(319.6)		1,513.2
Total liabilities and shareholders’ equity	$—	$6,245.1	$372.2	$(12.7)	$(13.0)	$6,591.6	$(328.6)		$6,263.0
See accompanying notes to the unaudited pro forma condensed consolidated financial information

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021
(all amounts in millions of Canadian dollars, except share and per share amounts)
	Telesat Corporation	Historical Telesat	Historical Loral	Transaction accounting adjustments(1)		Telesat Corporation Pro Forma
Revenue	$—	$570.7	$—	$—		$570.7
Operating expenses	—	(146.9)	(24.1)	14.6	(1.1.1), (1.1.2), (1.2), (1.3)	(156.4)
Depreciation	—	(153.4)	—	(0.6)	(1.1.1)	(154.0)
Amortization	—	(12.1)	—	—		(12.1)
Other operating losses, net	—	(0.7)	—	—		(0.7)
Operating income	—	257.6	(24.1)	14.0		247.5
Interest expense	—	(139.2)	—	(0.5)	(1.1.2)	(139.7)
Equity in net income of affiliates	—	—	56.4	(56.4)	(1.4)	—
Interest and other income	—	2.9	—	—		2.9
Loss on changes in fair value of financial instruments	—	(20.4)	—	—		(20.4)
Gain on foreign exchange	—	7.3	—	—		7.3
Income before tax	—	108.2	32.3	(42.9)		97.6
Tax (expense) recovery	—	(47.6)	1.6	0.1	(1.1.2)	(45.9)
Net income	$—	$60.6	$33.9	$(42.8)		$51.7
Net income per share(1.5)
Basic	$—	$0.51	$1.09	$0.31		$1.04
Diluted	$—	$0.49	$1.05	$0.31		$0.91
Weighted average outstanding shares(1.5)
Basic	50	119,796,321	30,932,751	(137,175,100)		13,554,022
Diluted	50	124,648,499	31,031,668	(140,119,334)		15,560,883
See accompanying notes to the unaudited pro forma condensed consolidated financial information

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2020
(all amounts in millions of Canadian dollars, except share and per share amounts)
	Telesat Corporation	Historical Telesat	Historical Loral	Transaction accounting adjustments(1)		Telesat Corporation Pro Forma
Revenue	$—	$820.5	$—	$—		$820.5
Operating expenses	—	(180.9)	(15.8)	(25.6)	(1.1.1), (1.1.2), (1.2), (1.3)	(222.3)
Depreciation	—	(216.9)	—	(0.8)	(1.1.1)	(217.7)
Amortization	—	(17.2)	—	—		(17.2)
Other operating losses, net	—	(0.2)	—	—		(0.2)
Operating income	—	405.3	(15.8)	(26.4)		363.1
Interest expense	—	(203.8)	—	(0.8)	(1.1.1), (1.1.2)	(204.6)
Equity in net income of affiliates	—	—	156.7	(156.7)	(1.4)	—
Interest and other income	—	5.2	1.4	—		6.6
Loss on changes in fair value of financial instruments	—	(13.1)	—	—		(13.1)
Gain on foreign exchange	—	47.6	—	—		47.6
Income before tax	—	241.2	142.3	(183.9)		199.6
Tax recovery (expense)	—	4.4	(17.3)	1.0	(1.1.2)	(11.9)
Net income	$—	$245.6	$125.0	$(182.9)		$187.7
Net income per share(1.5)
Basic	$—	$2.05	$4.04	$1.33		$3.79
Diluted	$—	$1.93	$4.01	$1.29		$3.06
Weighted average outstanding shares(1.5)
Basic	50	119,780,531	30,932,751	(137,114,294)		13,599,038
Diluted	50	127,532,262	31,020,000	(141,747,158)		16,805,154
See accompanying notes to the unaudited pro forma condensed consolidated financial information

NOTES TO THE TELESAT CORPORATION UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL INFORMATION AND FINANCIAL STATEMENTS
(all amounts in millions of Canadian dollars, except share amounts or otherwise stated)
Note 1 — Transaction accounting adjustments
1.1: Reconciliation between accounting policies of Telesat and Loral — Historical consolidated financial statements of Loral were prepared in accordance with U.S. GAAP. For the purpose of preparing the Pro Forma Condensed Consolidated Financial Information, Loral’s historical consolidated financial statements have been adjusted to align with IFRS as applied through the accounting policies adopted by Telesat. Differences in the accounting treatment between U.S. GAAP applied by Loral and IFRS as applied by Telesat are as follows:
1.1.1: Leases — Adjustments represent the reconciliation of GAAP differences from ASU 842 Leases under U.S. GAAP to IFRS 16 — Leases for the recognition and measurement of certain operating leases. As at September 30, 2021, the leased asset included on the balance sheet of Loral had a remaining lease term of less than 12 months. Therefore, in accordance with Telesat’s accounting policy of applying the short- term lease exemption available under IFRS an adjustment of ($0.2), was made to both the right-of-use asset and lease liability in the Pro Forma Balance Sheet.
IFRS 16 was adopted in the historical consolidated financial statements of Telesat on January 1, 2019. IFRS 16 requires that each lease liability be accreted through interest expense and each right of use asset be depreciated, which differs from U.S. GAAP which requires the lease expense to be recognized on a straight-line basis over the lease term. As a result, transaction accounting adjustments to the Pro Forma Statements of Income related to the alignment of lease accounting policies for the respective periods are as follows:
	Nine months ended September 30, 2021	Year ended December 31, 2020
Operating expenses	$(0.6)	$(0.9)
Depreciation	$0.6	$0.8
Interest expense	$—	$0.1
1.1.2: Pensions — The adjustment represents the reconciliation of differences between U.S. GAAP to IFRS for defined benefit plans, whereby presentation of net interest expense, remeasurement of actuarial gains/losses, and other administrative costs are reclassified into other comprehensive income (“OCI”). This also results in an impact to the tax provision and deferred tax assets at the applicable tax rate.
There was no impact on the September 30, 2021 Pro Forma Balance Sheet.
Transaction accounting adjustments to the Pro Forma Statements of Income related to the alignment of pension accounting policies for the respective periods are as follows:
	Nine months ended September 30, 2021	Year ended December 31, 2020
Operating expenses	$(0.2)	$1.3
Interest expense	$0.5	$0.7
Tax expense	$(0.1)	$(0.4)
1.1.3: Tax expense classification — The adjustments represent reclassification of previously recorded tax provision amounts arising from changes in taxation rates and enacted tax laws. Under U.S. GAAP, the provision for these tax adjustments relating to the rate adjustment on the opening deferred tax asset balance is recorded in the Pro Forma Statements of Income while under IFRS this adjustment is recorded in OCI. This has resulted, as at September 30, 2021, in an increase to accumulated earnings of $0.1 with a corresponding decrease to Reserves.
There was no impact on the Pro Forma Statements of Income for the year ended December 31, 2020 or the nine months ended September 30, 2021.

1.2: Capital transaction — Telesat has a high degree of common ownership in which no one shareholder controls the entities before and after the Transaction. As described above, because the Transaction results in no substantial change to the composition of the ultimate beneficial holders of Telesat and lacks economic substance, the Transaction has been accounted for in a manner similar to a common control transaction (i.e., as an equity reorganization). As part of the Transaction, an immaterial amount of net assets held by Loral, which are unrelated to Telesat, are being acquired by Telesat Corporation. This immaterial acquisition does not represent a business combination and accordingly no goodwill or previously unrecorded intangible assets will be recognized. In consummating the Transaction, a number of holding companies have been incorporated and have been fully consolidated into the Pro Forma Condensed Consolidated Financial Information. Described below are the transaction accounting adjustments recorded to reflect the various transactions to be undertaken in consummating the Transaction.
Cash and cash equivalents	$(25.7)
Share capital (net of eliminations)	$(1,390.7)
Accumulated earnings (net of eliminations)	$(62.1)
Reserves (net of eliminations)	$12.3
Non-controlling interest	$1,095.2
1.2.1: Cash and cash equivalents — the adjustments to cash and cash equivalents consist of the following:
a.
Payment of $12.7 (US$10.0) by Loral and Telesat to Red Isle; and

b.
Payment of $13.0 (US$10.3) representing the estimated closing payment mechanism payable by Telesat to PSP Investments.

1.2.2: Share capital — The Transaction will result in the former direct and indirect shareholders of Telesat exchanging their direct and indirect interests in Telesat for either Telesat Corporation Shares or Telesat Partnership Units. As described above, the Transaction will be accounted for as a capital transaction between shareholders and as a result the previous equity interests in Telesat will be represented in Telesat Corporation as either shareholders equity, for those Loral stockholders that receive Telesat Public Shares directly, or non-controlling interest, for those Loral stockholders that elect to receive Telesat Partnership Units. Outlined below are the amounts recorded in the Pro Forma Condensed Consolidated Financial Information to reflect the transfer of previously recorded share capital of Telesat and Loral to the new components of equity in Telesat Corporation.
Historical share capital of Telesat			$155.7
Historical share capital of Loral			1,281.6
			1,437.3
Transaction accounting adjustments:
Issuance of Class A&B shares of Telesat Corporation for existing management shareholders	(i)	4.8
Issuance of Class B variable voting shares of Telesat Corporation to some former Loral stockholders	(ii)	35.5
Issuance of Class C shares of Telesat Corporation for Red Isle	(i)	6.3
Issuance of Class B LP units of Telesat Partnership	(ii)	49.4
Issuance of Class C LP units of Telesat Partnership	(ii)	59.7
Elimination of share capital of Telesat & Loral			(1,437.3)
Total transaction accounting adjustments			(1,281.6)
Total pro forma share capital (net of elimination)			$155.7
Pro forma share capital attributable to owners			$46.6
Pro forma share capital attributable to non-controlling interest			$109.1

(i)
For purposes of the Pro Forma Condensed Consolidated Financial Information, it has been assumed that the individual shareholders of Telesat will contribute all of the Telesat Non-Voting Participating Preferred Shares held by each shareholder to Telesat Corporation in exchange for Telesat Public Shares.

(ii)
Pursuant to the terms of the Transaction Agreement, Telesat’s direct and indirect shareholders will exchange or contribute their shares of Loral or Telesat for Telesat Public Shares or, if elected, Telesat Partnership Units.

In preparing the Pro Forma Condensed Consolidated Financial Information, effect has been given to elections to receive Telesat Partnership Units that certain Loral stockholders have contractually committed to in the Transaction Agreement and the related agreements entered into by the parties. Where a valid Telesat Partnership Election is still required in order to receive Telesat Partnership Units as Transaction Consideration, it has been assumed that no such valid Telesat Partnership Election can be assured and as a result Telesat Public Shares will be issued as Transaction Consideration.
As a result, the allocation of capital between Telesat Corporation Shares and Telesat Partnership Units following the completion of the Transaction may be materially different from that presented in the Pro Forma Condensed Consolidated Financial Information.
	Telesat Capitalization Pre-Conversion		Telesat Corporation Capitalization Post Conversion
	Shares Pre-Conversion*	Conversion Ratio	Class A, Class B and Class C Shares or Class A, B or C Units
Voting Participating Preferred Shares	7,034,444	0.4136	2,909,446
Non-Voting Participating Preferred Shares	38,508,717	0.4136	15,926,045
Common Shares	74,252,460	0.4136	30,709,556
	119,795,621		49,545,047

*
Note: This excludes the Telesat Director Voting Preferred Shares initially held by Cashman and Copeland in the Pre-Conversion structure as they are eliminated prior to the completion of the transaction.

The split of Telesat Corporation Capitalization post conversion is as follows:
	Class A, Class B or Class C Shares	Class A, Class B or Class C Units
Telesat Corporation	13,554,022	—
Telesat Partnership LP	—	35,991,025
1.2.3: Accumulated earnings — The transaction accounting adjustments to accumulated earnings reflect the $12.7 (USD$10.0) payment by Loral and Telesat to Red Isle, the $13.0 (USD$10.3) payable by Telesat under the closing payment mechanism to PSP Investments, $11.0 of estimated transaction costs to the close of the Transaction, $935.5 reclassification of balance to non-controlling interest and the remainder for eliminating the historic accumulated deficit of Loral, including related tax impact on elimination.
1.2.4: Reserves — The transaction accounting adjustments to reserves reflect the $50.6 reclassification to non-controlling interest and the remainder for eliminating the historic reserves of Loral.
1.2.5: Non-controlling interests — The transaction accounting adjustments to non-controlling interest reflect the $109.1 reclassification of the Telesat Partnership Units, $50.6 reclassification from reserves and $935.5 reclassification from accumulated earnings.
1.3: Transaction Costs — represent legal, professional and other fees incurred, associated with the execution of the Transaction. For purposes of the pro forma balance sheet presented as at September 30, 2021, total transaction costs have been estimated to be $43.8, of which $8.8 were previously accrued in the consolidated balance sheets of Telesat and Loral. As at September 30, 2021, $24.0 of the $43.8 estimated transaction costs have been paid. A reduction in the cash balance as at September 30, 2021 for the unpaid balance of $19.8 and a reduction to the previously accrued balance has been made to reflect the impact of the transaction costs.
1.3.1: For the purposes of the Pro Forma Statements of Income it was assumed that the transaction costs were incurred and paid in full on January 1, 2020. The amount recorded and adjusted is as follows:
	Nine months ended September 30, 2021	Year ended December 31, 2020
Operating expenses	$(13.8)	$25.3
1.4: Elimination of investment balances — represents the consolidation entry to remove Loral’s investment in Telesat and the associated income and tax related to the equity investment in Telesat.
1.5: Current and deferred tax impact — The tax effect on the transaction accounting adjustments has been recorded using an estimated effective tax rate of 21.02% for the impact to the tax provision of the adjustments relating to the alignment of accounting policies performed for the Transaction. The actual effective tax rate of the combined group could be significantly different from the estimated effective tax rate assumed for purposes of preparing the Pro Forma Condensed Consolidated Financial Information as a result of a variety of factors, including post-Closing activities.
1.6: Earnings per share — Pro forma basic earnings per common share is calculated by dividing net income attributable to owners by the weighted average number of shares outstanding. Pro forma diluted earnings per share is computed by dividing net income attributable to owners by the weighted average number of shares outstanding during the period adjusted for the dilutive effect of the additional stock options and restricted share units. Telesat Partnership Units have been excluded from the calculation as if converted as they are non-dilutive instruments.
Numerator (in millions of Canadian dollars)	Nine months ended September 30, 2021	Year ended December 31, 2020
Net income	$51.7	$187.7
Net income attributable to owners	$14.1	$51.5
Net income attributable to non-controlling interests	$37.6	$136.2
Denominator
Weighted average common shares outstanding – basic(i)	13,554,022	13,599,038
Effect of dilutive securities(i)	2,006,861	3,206,116
Weighted average common shares outstanding – dilutive securities	15,560,883	16,805,154
Earnings per shares – basic	$1.04	$3.79
Earnings per share – dilutive securities	$0.91	$3.06
The Transaction requires that former stockholders of Loral either make a Telesat Corporation Election or a Telesat Partnership Election with respect to the Transaction Consideration they receive in the Transaction. If a Telesat Corporation Election is made, or no valid Telesat Partnership Election is made, such Loral stockholder will receive a Telesat Public Share in exchange for each Loral Common Share then held. Completion of the Transaction will also result in both Class C Shares and Class C Units being issued to Red Isle. In preparing the Pro Forma Condensed Consolidated Financial Information, effect has been given to elections to receive Telesat Partnership Units that certain Loral stockholders have contractually committed to in the Transaction Agreement and the related agreements entered into by the parties. Where a valid Telesat Partnership Election is still required in order to receive Telesat Partnership Units as Transaction Consideration, it has been assumed that no such valid Telesat Partnership Election can be assured and as a result Telesat Public Shares will be issued as Transaction Consideration. It has been determined that capital represented by exchangeable Telesat Partnership Units is a non-controlling interest for the purposes of presenting the Pro Forma Balance Sheet. As such, exchangeable Telesat Partnership Units have been excluded from the dilutive earnings per share calculation as they are non-dilutive instruments. In the event that upon completion of the Transaction additional former Loral stockholders elect to receive exchangeable

Telesat Partnership Units than has been assumed in preparing the Pro Forma Financial Statements then the allocation of net income (loss) between owners and non-controlling interest and the amounts representing common shares could be materially different from those presented in the Pro Forma Statements of Income.
Note 2 — Limited Partnership Presentation
The unconsolidated Telesat Partnership column was not separately included in the above Telesat Corporation Unaudited Pro Forma Condensed Consolidated Financial Information as all amounts presented would be nil other than the number of outstanding Telesat Partnership Units or Telesat Partnership GP Units of 50 and 10, respectively.
The Telesat Partnership pro forma financial information has not been presented for the scenario whereby Telesat Corporation is deemed to have control over Telesat Partnership as it will be similar, in all material respects, to that of Telesat Corporation with the exception that the consolidated financial statements of Telesat Partnership will present the Telesat Partnership Units as a financial liability as a result of being exchangeable into Telesat Corporation Shares at the option of the unitholder. This liability will be measured at fair value with changes in value recorded through profit or loss. Upon consolidation into Telesat Corporation, changes in fair value will be eliminated and the Telesat Partnership Units are presented as a non-controlling interest and a component of equity. Other than the described reclassification and elimination, there are no other material differences anticipated between the consolidated financial statements of Telesat Corporation and Telesat Partnership after giving effect to the Transaction.

TELESAT CORPORATION UNAUDITED PRO FORMA CONDENSED AND TELESAT
PARTNERSHIP UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION AND FINANCIAL STATEMENTS
The following unaudited pro forma financial information (the “Telesat Corporation Pro Forma Financial Information” or “Telesat Partnership Pro Forma Financial Information”) presents the unaudited pro forma condensed balance sheet of Telesat Corporation (the “Telesat Corporation Pro Forma Balance Sheet”) and Telesat Partnership unaudited pro forma condensed consolidated balance sheet (the “Telesat Partnership Pro Forma Balance Sheet”) as at September 30, 2021 and the unaudited pro forma condensed statements of income of Telesat Corporation (the “Telesat Corporation Pro Forma Statements of Income”) and unaudited pro forma condensed consolidated statements of income of Telesat Partnership (the “Telesat Partnership Pro Forma Statements of Income”) for the year ended December 31, 2020 and for the nine months ended September 30, 2021, after giving effect to the transactions and adjustments as described in the accompanying notes. The Pro Forma Financial Information presents the alternative view as set out in “Pro Forma Financial Information” whereby Telesat Corporation does not consolidate Telesat Partnership and instead presents its investment in Telesat Partnership using equity method accounting as defined in IAS 28. The Telesat Corporation Pro Forma Financial Information and Telesat Partnership Pro Forma Financial Information includes the results of Telesat Corporation and Telesat Partnership and the historical results of Loral and Telesat, after giving pro forma effect to the following events and equity issuances in connection with the Transaction:
a.
The incorporation of Telesat Corporation, Telesat CanHoldco and Merger Sub and establishment of Telesat Partnership.

b.
The issuance to Red Isle of (i) 270,270 Class C Shares in exchange for 653,422 of the Telesat Non-Voting Participating Preferred Shares held by Red Isle and (ii) 17,940,933 Class C Units in exchange for the remaining 43,377,534 Telesat Non-Voting Participating Preferred Shares, Telesat Voting Participating Preferred Shares and Telesat Common Shares held by Red Isle.

c.
The issuance to MHR of 18,050,092 Class B Units of Telesat Partnership in exchange for the 18,050,092 Loral Common Shares held by MHR.

d.
The issuance of 12,981,576 Class B Units of Telesat Partnership to certain other former Loral stockholders in exchange for the 12,981,576 Loral Common Shares held by them in the aggregate.

e.
The issuance of 302,176 Telesat Public Shares to certain members of Telesat management in exchange for the 730,599 shares in the capital of Telesat held by them in the aggregate.

After taking into account the above issuances, the voting rights and ownership interests of Telesat’s direct and indirect shareholders will have been materially preserved and no individual party will have acquired a majority of the voting or ownership interest in Telesat Corporation. Upon assessment of the voting power attributed to the various shareholders of Telesat Corporation, the Transaction represents a transfer among entities that have a high degree of common ownership and no single party to the Transaction will be considered to control Telesat Corporation, as no party will obtain a majority of the voting or ownership interests therein.
As general partner, Telesat Corporation is committed to operating Telesat Partnership as designed and will direct all relevant activities of Telesat Partnership. As such, it has been determined that Telesat Corporation has power over relevant decisions of the partnership. However, based on the alternate scenario assumptions whereby all Loral stockholders elect to exchange for Telesat Partnership Units instead of Telesat Corporation Shares as noted in “Unaudited Pro Forma Condensed Consolidated Financial Information and Financial Statements”, management will need to reassess the consolidation conclusion in order to determine if accounting for the Transaction under IFRS 10 or IAS 28 is more appropriate. For illustrative purposes, it has been assumed that in addition to all individuals electing Telesat Partnership Units where possible that Telesat Corporation also has been determined not to control Telesat Partnership and therefore has presented the Telesat Corporation Pro Forma Financial Information in accordance with IAS 28. The investment will be measured at and accounted for as an equity investment in accordance with IAS 28 as Telesat Corporation will have significant influence over Telesat Partnership as its general partner but will lack sufficient exposure of variable returns to qualify as a controlling party under IFRS 10. If the assumptions relating to the Telesat Partnership Units elected differs from the assumptions applied in preparing the Pro Forma Financial Information, the conclusions above may need to be reevaluated in accordance with IFRS 10 to determine whether the equity method accounting conclusion is appropriate or if the investment in Telesat Partnership should be fully consolidated in accordance with IFRS 10.
In preparing the Telesat Partnership Pro Forma Financial Information, it has been assumed that Telesat Partnership will maintain control over all fully owned subsidiary entities through its power over relevant decisions, exposure to variable returns and ability to use its power to impact its variable returns. Accordingly, the Telesat Partnership Pro Forma Financial Information has been prepared on the basis that consolidated pro forma financial information will be presented. Immediately following the closing of the Transaction, Telesat Partnership GP Units will be held by Telesat Corporation in an amount equal to the number of outstanding Telesat Public Shares and will be presented as equity in the Telesat Partnership Pro Forma Financial Information. Telesat Partnership Units will be held by Telesat’s former direct and indirect shareholders in the form of newly issued Class A Units and Class B Units and, in the case of Red Isle or its permitted transferees that are wholly owned by PSP Investments, Class C Units. The Telesat Partnership Pro Forma Financial Information will present the Telesat Partnership Units as a financial liability as a result of being exchangeable into Telesat Corporation Shares at the option of the unitholder. This liability will be measured at fair value with changes in value recorded through profit or loss.
Subject to the terms and conditions of the Transaction Agreement, at the Effective Time, each Loral Common Share outstanding immediately prior to the Effective Time will be converted into the right to receive (a) if the Loral stockholder makes a Telesat Partnership Election, one newly issued Class A Unit if such Loral stockholder can demonstrate it is Canadian (as such term is defined in the Investment Canada Act), and otherwise one newly issued Class B Unit, or (b) if the Loral stockholder makes a Telesat Corporation Election or does not validly make a Telesat Partnership Election, one newly issued Class A Share if such Loral stockholder can demonstrate it is Canadian (as such term is defined in the Investment Canada Act), otherwise one newly issued Class B Variable Voting Share.
The Telesat Corporation Pro Forma Financial Information and Telesat Partnership Pro Forma Financial Information is based on (i) the audited financial statements of Telesat Corporation and Telesat Partnership and (ii) the audited consolidated financial statements of Telesat and Loral, which are included elsewhere in this prospectus.
The historical financial information of Telesat and Loral has been adjusted to give pro forma effect to events that are directly attributable to the Transaction. The unaudited Telesat Corporation Pro Forma Financial Information and Telesat Partnership Pro Forma Financial Information and explanatory notes present how the financial statements of Telesat Corporation and Telesat Partnership may have appeared had the businesses actually been combined and had Telesat Corporation/Telesat Partnership’s capital structure reflected the Transaction as of the dates noted below. The Telesat Corporation Pro Forma Balance Sheet and Telesat Partnership Pro Forma Balance Sheet are presented as if the Transaction was completed on September 30, 2021. The Telesat at Corporation Pro Forma Statements of Income and Telesat Partnership Pro Forma Statements of Income for the year ended December 31, 2020 and the nine months ended September 30, 2021 assume that the Transaction took place as of January 1, 2020. The Telesat Corporation Pro Forma Financial Information and Telesat Partnership Pro Forma Financial Information are prepared in accordance with the regulations of the SEC.
The Telesat Corporation Pro Forma Financial Information and Telesat Partnership Pro Forma Financial Information have been prepared in accordance with the accounting policies applied by Telesat Corporation, Telesat Partnership and Telesat in preparing their historical consolidated financial statements under IFRS, which reflect the significant accounting policies expected to be used to prepare the financial statements after the Transaction. Transaction accounting adjustments were made to align accounting policies applied by Loral under U.S. GAAP with the accounting policies applied by Telesat Corporation and Telesat Partnership.
Loral’s historical unaudited interim condensed consolidated balance sheet as of September 30, 2021, audited consolidated statement of operations for the year ended December 31, 2020 and unaudited interim condensed consolidated statement of operations for the nine months ended September 30, 2021 have been converted from United States Dollars (“USD”) to Canadian Dollars (“CAD”). The consolidated balance sheet was converted using the USD to CAD exchange rate on September 30, 2021 of 1.2680. Loral’s historical consolidated statement of operations for the year ended December 31, 2020 was converted using the average USD to CAD exchange rate of 1.3425 and for the nine months ended September 30, 2021 was converted using the average USD to CAD exchange rate of 1.2542. All amounts in the Pro Forma Telesat Corporation and Telesat Partnership Financial Information are presented in CAD unless otherwise noted.
The Telesat Corporation Pro Forma Financial Information and Telesat Partnership Pro Forma Financial Information have been prepared for illustrative purposes only to show the effect of the Transaction. The unaudited transaction accounting adjustments are based upon available information and certain assumptions that are believed reasonable under the circumstances. The unaudited pro forma financial information does not purport to represent what Telesat Corporation’s or Telesat Partnership’s actual financial performance or financial condition would have been had the Transaction actually occurred on the dates indicated, nor do they purport to project Telesat Corporation’s or Telesat Partnership’s future financial performance or financial condition for any future period or as of any future date. The Telesat Corporation Pro Forma Financial Information and Telesat Partnership Pro Forma Financial Information should be read in conjunction with the information included under the headings “Selected Historical Consolidated Financial Data of Telesat,” “Selected Historical Consolidated Financial Data of Loral,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and related notes included elsewhere in this prospectus. All transaction accounting adjustments and their underlying assumptions are described more fully in the notes to Telesat Corporation Pro Forma Financial Information and Telesat Partnership Pro Forma Financial Information.
The Transaction will be accounted for as a reorganization, with Telesat being the predecessor entity, as it is considered a capital transaction amongst Telesat’s direct and indirect shareholders, in accordance with interpretative guidance in IFRS 3 and IFRS 10. From an accounting perspective, it is acknowledged that while Telesat has a high degree of common ownership in which no one shareholder controls the entities, there is technically no common control. However, as described above, the Transaction will not result in a material change to the economic and voting interest of the shareholders of Telesat; accordingly, it is considered that the Transaction lacks economic substance. The Transaction will be accounted for in a manner similar to a common control transaction (i.e., as an equity reorganization). As part of the Transaction, an immaterial amount of net assets held by Loral that are unrelated to Telesat are being acquired by an entity within the group of companies. Upon the acquisition of Loral, changes to the economic interests in Telesat of Loral and Red Isle as a result of the acquisition will be reflected as changes in equity, representing such stockholders’ residual rights to the acquired assets and liabilities. It is expected that the Transaction will not have a material impact on the tax basis of the combined assets and liabilities. Accordingly, the parties to the Transaction are not expected to enter into a tax receivable or comparable agreement.
The Transaction requires that stockholders of Loral either make a Telesat Corporation Election or a Telesat Partnership Election with respect to the Transaction Consideration they receive in the Transaction. If a Telesat Corporation Election is made, or no valid Telesat Partnership Election is made, such Loral stockholder will receive one Telesat Public Share in exchange for each Loral Common Share then held. Completion of the Transaction will also result in both Class C Units and Class C Shares being issued to Red Isle. Where a valid Telesat Partnership Election is still required by non-MHR stockholders in order to receive Telesat Partnership Units as Transaction Consideration, it has been assumed that all such valid Telesat Partnership Elections will be made and, as a result, Telesat Partnership Units will be issued as Transaction Consideration. The accompanying notes to the Telesat Corporation Pro Forma Financial Information and the Telesat Partnership Pro Forma Financial Information disclose the impact on the Telesat Corporation Balance Sheet and Telesat Partnership Pro Forma Balance Sheet and Telesat Corporation Pro Forma Statement of Income and Telesat Partnership Pro Forma Statement of Income in the event that Telesat Partnership Elections are made by all Loral stockholders.

Assumptions and estimates incorporated into the preparation of the Telesat Corporation Pro Forma Financial Information and Telesat Partnership Pro Forma Financial Information are described in the following notes, which should be read in conjunction with the Telesat Corporation Pro Forma Financial Information and the Telesat Partnership Pro Forma Financial Information. Since the Telesat Corporation Pro Forma Financial Information and Telesat Partnership Pro Forma Financial Information have been prepared based upon preliminary assumptions and estimates, the final amounts recorded may differ materially from the information presented.

TELESAT CORPORATION UNAUDITED PRO FORMA CONDENSED BALANCE SHEET
AS AT SEPTEMBER 30, 2021
(all amounts in millions of Canadian dollars)
	Telesat Corporation	Historical Telesat	Historical Loral	Transaction Accounting Adjustments		Subtotal	Equity consolidation adjustments(1.6)	Telesat Corporation Pro Forma
Assets
Cash and cash equivalents	$—	$1,558.6	$25.3	$—		$1,583.9	$(1,583.9)	$—
Trade and other receivables	—	56.0	—	—		56.0	(56.0)	—
Other current financial assets	—	0.5	0.4	—		0.9	(0.9)	—
Prepaid expenses and other current assets	—	38.1	2.8	—		40.9	(40.9)	—
Total current assets	—	1,653.2	28.5	—		1,681.7	(1,681.7)	—
Satellites, property and other equipment	—	1,286.4	0.2	(0.2)	(1.1.1)	1,286.4	1,286.4	—
Deferred tax assets	—	62.5	37.2	(2.3)	(1.4)	97.4	(97.4)	—
Other long-term financial assets	—	16.9	—	—		16.9	(16.9)	—
Other long-term assets	—	13.5	—	—		13.5	(13.5)	—
Intangible assets	—	766.0	—	—		766.0	(766.0)	—
Goodwill	—	2,446.6	—	—		2,446.6	(2,446.6)	—
Investments	—	—	306.3	(295.2)	(1.3)	11.1	—	11.1
Total assets	$—	$6,245.1	$372.2	$(297.7)		$6,319.6	$(6,308.5)	$11.1
Liabilities
Trade and other payables	$—	$33.5	$12.5	$—		$46.0	$(46.0)	$—
Other current financial liabilities	—	63.4	—	—		63.4	(63.4)	—
Other current liabilities	—	91.3	3.1	(0.2)	(1.1.1)	94.2	(94.2)	—
Total current liabilities	—	188.2	15.6	(0.2)		203.6	(203.6)	—
Long-term indebtedness	—	3,805.3	—	—		3,805.3	(3,805.3)	—
Deferred tax liabilities	—	290.3	—	—		290.3	(290.3)	—
Other long-term financial liabilities	—	25.2	—	—		25.2	(25.2)	—
Other long-term liabilities	—	383.6	50.6	—		434.2	434.2	—
Total liabilities	—	4,692.6	66.2	(0.2)		4,758.6	(4,758.6)	—
Shareholders’ equity
Share capital	—	155.7	1,281.6	(1,270.5)	(1.2.1), (1.3)	166.8	(155.7)	11.1
Accumulated earnings (deficit)	—	1,327.1	(912.7)	910.1	(1.1.3), (1.2.2), (1.3)	1,324.5	(1,324.5)	—
Reserves	—	69.7	(62.9)	62.9	(1.1.3), (1.2.3), (1.3)	69.7	(69.7)	—
Total shareholders’ equity	—	1,552.5	306.0	(297.5)		1,561.0	(1,549.9)	11.1
Total liabilities and shareholders’ equity	$—	$6,245.1	$372.2	$(297.7)		$6,319.6	$(6,308.5)	$11.1
See accompanying notes to Telesat Corporation unaudited pro forma condensed financial information

TELESAT CORPORATION UNAUDITED PRO FORMA CONDENSED STATEMENT OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021
(all amounts in millions of Canadian dollars, except share and per share amounts)
	Telesat Corporation	Historical Telesat	Historical Loral	Transaction accounting adjustments(1)		Equity accounting adjustments(1.6)	Telesat Corporation Pro Forma
Revenue	$—	$570.7	$—	$—		$(570.7)	$—
Operating expenses	—	(146.9)	(24.1)	14.6	(1.1.1), (1.1.2), (1.5)	156.4	—
Depreciation	—	(153.4)	—	(0.6)	(1.1.1)	154.0	—
Amortization	—	(12.1)	—	—		12.1	—
Other operating losses, net	—	(0.7)	—	—		0.7	—
Operating income	—	257.6	(24.1)	14.0		(247.5)	—
Interest expense	—	(139.2)	—	(0.5)	(1.1.2)	139.7	—
Equity in net income of affiliates	—	—	56.4	(56.4)	(1.3)	0.6	0.6
Interest and other income	—	2.9		—		(2.9)	—
Loss on changes in fair value of financial instruments	—	(20.4)	—	—		20.4	—
Gain on foreign exchange	—	7.3	—	—		(7.3)	—
Income before tax	—	108.2	32.3	(42.9)		(97.0)	0.6
Tax recovery (expense)	—	(47.6)	1.6	0.1	(1.1.2)	45.9	—
Net income	$—	$60.6	$33.9	$(42.8)		$(51.1)	$0.6
Net income per share(2)
Basic	$—	$0.51	$1.09	$0.29		—	$1.04
Diluted	$—	$0.49	$1.05	$0.28		—	$0.23
Weighted average outstanding shares
Basic	50	119,796,321	30,932,751	(150,156,676)		—	572,446
Diluted	50	124,648,499	31,031,668	(153,100,910)		—	2,579,307
See accompanying notes to Telesat Corporation unaudited pro forma condensed financial information

TELESAT CORPORATION UNAUDITED PRO FORMA CONDENSED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2020
(all amounts in millions of Canadian dollars, except share and per share amounts)
	Telesat Corporation	Historical Telesat	Historical Loral	Transaction accounting adjustments(1)		Equity accounting adjustments(1.6)	Telesat Corporation Pro Forma
Revenue	$—	$820.5	$—	$—		$(820.5)	$—
Operating expenses	—	(180.9)	(15.8)	(25.6)	(1.1.1), (1.1.2), (1.5)	222.3	—
Depreciation	—	(216.9)	—	(0.8)	(1.1.1)	217.7	—
Amortization	—	(17.2)	—	—		17.2	—
Other operating losses, net	—	(0.2)	—	—		0.2	—
Operating income	—	405.3	(15.8)	(26.4)		(363.1)	—
Interest expense	—	(203.8)	—	(0.8)	(1.1.1), (1.1.2)	204.6	—
Equity in net income of affiliates	—	—	156.7	(156.7)	(1.3)	2.3	2.3
Interest and other income	—	5.2	1.4	—		(6.6)	—
Loss on changes in fair value of financial instruments	—	(13.1)	—	—		13.1	—
Gain on foreign exchange	—	47.6	—	—		(47.6)	—
Income before tax	—	241.2	142.3	(183.9)		(197.3)	2.3
Tax recovery (expense)	—	4.4	(17.3)	1.0	(1.1.2)	11.9	—
Net income	$—	$245.6	$125.0	$(182.9)		$(185.4)	$2.3
Net income per share(2)
Basic	$—	$2.05	$4.04	$1.22		—	$3.79
Diluted	$—	$1.93	$4.01	$1.18		—	$0.61
Weighted average outstanding shares
Basic	50	119,780,531	30,932,751	(150,095,870)		—	617,462
Diluted	50	127,532,262	31,020,000	(154,728,734)		—	3,823,578
See accompanying notes to Telesat Corporation unaudited pro forma condensed financial information

NOTES TO TELESAT CORPORATION UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION AND FINANCIAL STATEMENTS
(all amounts in millions of Canadian dollars, except share amounts or otherwise stated)
Note 1 — Transaction accounting adjustments
1.1: Reconciliation between accounting policies of Telesat and Loral — Historical consolidated financial statements of Loral were prepared in accordance with U.S. GAAP. For the purpose of preparing the Telesat Corporation Pro Forma Financial Information, Loral’s historical consolidated financial statements have been adjusted to align with IFRS as applied through the accounting policies adopted by Telesat. Differences in the accounting treatment between U.S. GAAP applied by Loral and IFRS as applied by Telesat are as follows:
1.1.1: Leases — Adjustments represent the reconciliation of GAAP differences from ASU 842 Leases under U.S. GAAP to IFRS 16 — Leases for the recognition and measurement of certain operating leases. As at September 30, 2021, the leased asset included on the balance sheet of Loral had a remaining lease term of less than 12 months. Therefore, in accordance with Telesat’s accounting policy of applying the short-term lease exemption available under IFRS an adjustment of ($0.2), was made to both the right-of-use asset and lease liability in the Telesat Corporation Pro Forma Balance Sheet.
IFRS 16 was adopted in the historical consolidated financial statements of Telesat on January 1, 2019. IFRS 16 requires that each lease liability be accreted through interest expense and each right of use asset be depreciated, which differs from U.S. GAAP which requires the lease expense to be recognized on a straight-line basis over the lease term. As a result, transaction accounting adjustments to the Telesat Corporation Pro Forma Statements of Income related to the alignment of lease accounting policies are as follows:
	Nine months ended September 30, 2021	Year ended December 31, 2020
Operating expenses	$(0.6)	$(0.9)
Depreciation	$0.6	$0.8
Interest expense	$—	$0.1
1.1.2: Pensions — The adjustment represents the reconciliation of differences between U.S. GAAP to IFRS for defined benefit plans, whereby presentation of net interest expense, remeasurement of actuarial gains/losses, and other administrative costs are reclassified into other comprehensive income (“OCI”). This also results in an impact to the tax provision and deferred tax assets at the applicable tax rate.
There was no impact on the September 30, 2021 Telesat Corporation Pro Forma Balance Sheet.
Transaction accounting adjustments to the Telesat Corporation Pro Forma Statements of Income related to the alignment of pension accounting policies are as follows:
	Nine months ended September 30, 2021	Year ended December 31, 2020
Operating expenses	$(0.2)	$1.3
Interest expense	$0.5	$0.7
Tax expense	$(0.1)	$(0.4)
1.1.3: Tax expense classification — The adjustments represent reclassification of previously recorded tax provision amounts arising from changes in taxation rates and enacted tax laws. Under U.S. GAAP, the provision for these tax adjustments relating to the rate adjustment on the opening deferred tax asset balance is recorded in the Telesat Corporation Pro Forma Statement of Income while under IFRS this adjustment is recorded in OCI. This has resulted, as at September 30, 2021, in an increase to accumulated earnings of $0.1 with a corresponding decrease to Reserves.
There was no Telesat Corporation Pro Forma Statements of Income impact for the year ended December 31, 2020 or for the nine months ended September 30, 2021.

1.2: Capital transaction — Telesat has a high degree of common ownership, in which no one shareholder controls the entities before and after the Transaction. As described above, because the Transaction results in no substantial change to the composition of the ultimate beneficial holders of Telesat and lacks economic substance, the Transaction has been accounted for in a manner similar to a common control transaction (i.e., as an equity reorganization). As part of the Transaction, an immaterial amount of net assets held by Loral, which are unrelated to Telesat, are being acquired by Telesat Corporation. This immaterial acquisition does not represent a business combination and accordingly no goodwill or previously unrecorded intangible assets will be recognized.
1.2.1: Share capital — The Transaction will result in the former direct and indirect shareholders of Telesat exchanging their direct and indirect interests in Telesat for either Telesat Corporation Shares or Telesat Partnership Units. As described above, the Transaction will be accounted for as a capital transaction between shareholders and as a result the previous equity interests in Telesat will be represented in Telesat Corporation as shareholders equity, for only those members of management and certain of Red Isle’s holdings that receive Telesat Public Shares directly. Outlined below are the amounts recorded in the Telesat Corporation Pro Forma Financial Information to reflect the transfer of previously recorded share capital of Telesat and Loral to the new components of equity in Telesat Corporation.
Historical share capital of Telesat			$155.7
Historical share capital of Loral			1,281.6
			1,437.3
Transaction accounting adjustments:
Issuance of Class A&B shares of Telesat Corporation for existing management shareholders	(i)	4.8
Issuance of Class C shares of Telesat Corporation for Red Isle	(ii)	6.3
Elimination of share capital of Telesat & Loral	(iii)	(1,437.3)
Total transaction accounting adjustments			(1,426.2)
Total pro forma share capital (net of elimination)			$11.1

(i)
For purposes of the Telesat Corporation Pro Forma Financial Information, it has been assumed that the individual members of management and shareholders of Telesat will contribute all of the Telesat Non-Voting Participating Preferred Shares held to Telesat Corporation in exchange for Telesat Public Shares.

(ii)
Pursuant to the terms of the Transaction Agreement and assumptions above, Red Isle will exchange certain of their shareholdings of Telesat for Telesat Public Shares in Telesat Corporation.

(iii)
Pursuant to the terms of the Transaction Agreement and assumptions above, Telesat’s other direct and indirect shareholders will exchange or contribute their shares of Loral or Telesat for Telesat Partnership Units whenever possible.

In preparing the Telesat Corporation Pro Forma Financial Information, effect has been given to elections to receive Telesat Partnership Units that certain Loral stockholders have contractually committed to in the Transaction Agreement and the related agreements entered into by the parties. Where a valid Telesat Partnership Election is still required in order to receive Telesat Partnership Units as Transaction Consideration, it has been assumed all valid Telesat Partnership Elections will be made and, as a result, Telesat Partnership Units will be issued as Transaction Consideration.
As a result, the allocation of capital between Telesat Corporation Shares and Telesat Partnership Units following the completion of the Transaction may be materially different from that presented in the Telesat Corporation Pro Forma Financial Information.

	Telesat Capitalization Pre-Conversion		Telesat Corporation / Partnership Capitalization Post Conversion
	Shares Pre-Conversion*	Conversion Ratio	Class A, Class B and Class C Shares or Class A, B or C Units
Voting Participating Preferred Shares	7,034,444	0.4136	2,909,446
Non-Voting Participating Preferred Shares	38,508,717	0.4136	15,926,045
Common Shares	74,252,460	0.4136	30,709,556
	119,795,621		49,545,047

*
Note: This excludes the Director Voting Preferred Shares initially held by Cashman and Copeland in the Pre-Transaction structure as they are eliminated prior to the completion of the Transaction.

The split of Telesat Corporation / Partnership Capitalization post conversion is as follows:
	Class A, Class B or Class C Shares	Class A, Class B or Class C Units
Telesat Corporation	572,446	—
Telesat Partnership	—	48,972,601
1.2.2: Accumulated earnings — The transaction accounting adjustments to the accumulated earnings mainly reflect the elimination of the historic accumulated deficit of Loral and accumulated earnings of Telesat.
1.2.3: Reserves — The transaction accounting adjustments to reserves reflect eliminating the historic reserves of Loral.
1.3: Elimination of investment balances — Represents the consolidation entry to remove Loral’s investment in Telesat and the associated income and tax related to the equity investment in Telesat.
1.4: Current and deferred tax impact — The tax effect on the transaction accounting adjustments has been recorded using an estimated effective tax rate of 21.02% for the impact to the tax provision of the adjustments relating to the alignment of accounting policies performed for the Transaction. The actual effective tax rate of the combined group could be significantly different from the estimated effective tax rate assumed for purposes of preparing the Telesat Corporation Pro Forma Financial Information as a result of a variety of factors, including post-Closing activities.
1.5: Transaction Costs — Represent legal, professional and other fees incurred, associated with the execution of the Transaction. For purposes of the Telesat Corporation Pro Forma Balance Sheet presented as at September 30, 2021, no transaction costs were included as they are expected to be incurred by the entities which are not consolidated.
For the purposes of the Telesat Corporation Pro Forma Statements of Income, it was assumed that the transaction costs were incurred and paid in full by non-consolidated entities on January 1, 2020. These balances were later eliminated through the equity accounting adjustments (See Adjustment 1.6). The amount recorded and adjusted in the transaction accounting adjustment is as follows:
	Nine months ended September 30, 2021	Year ended December 31, 2020
Operating expenses	$(13.8)	$25.3
1.6: Equity accounting adjustments — Under the assumption that all former Loral stockholders elect Telesat Partnership Units where possible and management has reassessed the consolidation conclusion determining that Telesat Corporation does not control Telesat Partnership, Telesat Corporation will account for its investment in Telesat Partnership as an equity investment in accordance with IAS 28 using the equity method. Under this scenario, Telesat Corporation will have power over relevant activities through its position and role as the general partner, while it lacks sufficient economic substance to satisfy the definition of control under IFRS 10, resulting in significant influence. Under the equity method, the investment in Telesat Partnership is initially recognized at cost and the carrying amount is increased or decreased to recognize Telesat Corporation’s share of the profit or loss of Telesat Partnership after the date of acquisition.
Telesat Corporation’s share of the equity in net income of affiliates is recognized in Telesat Corporation’s Statements of Income.
Note 2 — Earnings per share
Pro forma basic earnings per share is calculated by dividing net income attributable to owners by the weighted average number of shares outstanding. Pro forma diluted earnings per share is computed by dividing net income attributable to owners by the weighted average number of shares outstanding during the period adjusted for the dilutive effect of the additional stock options and restricted share units.
	Nine months ended September 30, 2021	Year ended December 31, 2020
Numerator (in millions of Canadian dollars)
Net income	$0.6	$2.3
Denominator
Weighted average common shares outstanding – basic(i)	572,446	617,462
Effect of dilutive securities(i)	2,006,861	3,206,116
Weighted average common shares outstanding – dilutive securities	2,579,307	3,823,578
Earnings per shares – basic	$1.04	$3.79
Earnings per share – dilutive securities	$0.23	$0.61

(i)
The Transaction requires that stockholders of Loral either make a Telesat Corporation Election or a Telesat Partnership Election with respect to the Transaction Consideration they receive in the Transaction. If a Telesat Corporation Election is made, or no valid Telesat Partnership Election is made, such Loral stockholder will receive a Telesat Public Share in exchange for each Loral Common Share then held. Completion of the Transaction will also result in both Class C Shares and Class C Units being issued to Red Isle. In preparing the Telesat Corporation Pro Forma Financial Information, effect has been given to elections to receive Telesat Partnership Units that certain Loral stockholders have contractually committed to in the Transaction Agreement and the related agreements entered into by the parties. While a valid Telesat Partnership Election is still required in order to receive Telesat Partnership Units as Transaction Consideration, it has been assumed that valid Telesat Partnership Elections will be made and, as a result, Telesat Partnership Units will be issued as Transaction Consideration.

Note 3: — Limited Partnership Presentation
As indicated above, this alternative scenario illustrates the impact to the financial statements of Telesat Corporation whereby Telesat Corporation accounts for its investment in Telesat Partnership as an equity investment under IAS 28.
Telesat Partnership is deemed to have control over Telesat through its power over relevant decisions, exposure to variable returns and ability to use its power to impact its variable returns. As such, Telesat Partnership Pro Forma Financial Information has been prepared separately and presented in the subsequent set of pro forma financial statements in order to give effect to the Transaction under the alternative scenario.

TELESAT PARTNERSHIP
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
AS AT SEPTEMBER 30, 2021
(all amounts in millions of Canadian dollars)
	Telesat Partnership	Historical Telesat	Historical Loral	Inducement payment adjustment	Closing payment mechanism adjustment	Subtotal	Transaction accounting adjustments		Telesat Partnership Pro Forma
Assets
Cash and cash equivalents	$—	$1,558.6	$25.3	$(12.7)	$(13.0)	$1,558.2	$(19.8)	(1.2.1), (1.3)	$1,538.4
Trade and other receivables	—	56.0	—	—	—	56.0	—		56.0
Other current financial assets	—	0.5	0.4	—	—	0.9	—		0.9
Prepaid expenses and other current assets	—	38.1	2.8	—	—	40.9	—		40.9
Total current assets	—	1,653.2	28.5	(12.7)	(13.0)	1,656.0	(19.8)		1,636.2
Satellites, property and other equipment	—	1,286.4	0.2	—	—	1,286.6	(0.2)	(1.1.1)	1,286.4
Deferred tax assets	—	62.5	37.2	—	—	99.7	(2.3)	(1.5)	97.4
Other long-term financial assets	—	16.9	—	—	—	16.9	—		16.9
Other long-term assets	—	13.5	—	—	—	13.5	—		13.5
Intangible assets	—	766.0	—	—	—	766.0	—		766.0
Goodwill	—	2,446.6	—	—	—	2,446.6	—		2,446.6
Investments	—	—	306.3	—	—	306.3	(306.3)	(1.4)	—
Total Assets	$—	$6,245.1	$372.2	$(12.7)	$(13.0)	$6,591.6	$(328.6)		$6,263.0
Liabilities
Trade and other payables	$—	$33.5	$12.5	$—	$—	$46.0	$(8.8)	(1.3)	$37.2
Other current financial liabilities	—	63.4	—	—	—	63.4	—		63.4
Other current liabilities	—	91.3	3.1	—	—	94.4	(0.2)	(1.1.1)	94.2
Total current liabilities	—	188.2	15.6	—	—	203.8	(9.0)		194.8
Long-term indebtedness	—	3,805.3	—	—	—	3,805.3	—		3,805.3
Deferred tax liabilities	—	290.3	—	—	—	290.3	—		290.3
Other long-term financial liabilities	—	25.2	—	—	—	25.2	—		25.2
Other long-term liabilities	—	383.6	50.6	—	—	434.2	—		434.2
Partnership units liability	—	—	—	—	—	—	1,486.3	(1.2.5)	1,486.3
Total liabilities	—	4,692.6	66.2	—	—	4,758.8	1,477.3		6,236.1
Shareholders’ equity
Share capital/Partnership Interest	—	155.7	1,281.6	—	—	1,437.3	(1,426.2)	(1.2.2)	11.1
Accumulated earnings (deficit)	—	1,327.1	(912.7)	(12.7)	(13.0)	388.7	(373.8)	(1.1.3), (1.2.3), (1.3)	14.9
Reserves	—	69.7	(62.9)	—	—	6.8	(5.9)	(1.1.3), (1.2.4)	0.9
Total shareholders’ equity	—	1,552.5	306.0	(12.7)	(13.0)	1,832.8	(1,805.9)		26.9
Total liabilities and shareholders’ equity	$—	$6,245.1	$372.2	$(12.7)	$(13.0)	$6,591.6	$(328.6)		$6,263.0
See accompanying notes to Telesat Partnership unaudited pro forma condensed consolidated financial information

TELESAT PARTNERSHIP
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021
(all amounts in millions of Canadian dollars, except share amounts)
	Telesat Partnership	Historical Telesat	Historical Loral	Transaction accounting adjustments(1)		Telesat Partnership Pro Forma
Revenue	$—	$570.7	$—	$—		$570.7
Operating expenses	—	(146.9)	(24.1)	14.6	(1.1.1), (1.1.2), (1.3)	(156.4)
Depreciation	—	(153.4)	—	(0.6)	(1.1.1)	(154.0)
Amortization	—	(12.1)	—	—		(12.1)
Other operating losses, net	—	(0.7)	—	—		(0.7)
Operating income	—	257.6	(24.1)	14.0		247.5
Interest expense	—	(139.2)	—	(0.5)	(1.1.2)	(139.7)
Equity in net income of affiliates	—	—	56.4	(56.4)	(1.4)	—
Interest and other income	—	2.9	—	—		2.9
Loss on changes in fair value of financial instruments	—	(20.4)	—	—		(20.4)
Loss on changes in fair value of LP Units	—	—	—	(51.1)	(1.2.5)	(51.1)
Gain on foreign exchange	—	7.3	—	—		7.3
Income before tax	—	108.2	32.3	(94.0)		46.5
Tax (expense) recovery	—	(47.6)	1.6	0.1	(1.1.2)	(45.9)
Net income	$—	$60.6	$33.9	$(93.9)		$0.6
See accompanying notes to Telesat Partnership unaudited pro forma condensed consolidated financial information

TELESAT PARTNERSHIP
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2020
(all amounts in millions of Canadian dollars, except share amounts)
	Telesat Partnership	Historical Telesat	Historical Loral	Transaction accounting adjustments(1)		Telesat Partnership Pro Forma
Revenue	$—	$820.5	$—	$—		$820.5
Operating expenses	—	(180.9)	(15.8)	(25.6)	(1.1.1), (1.1.2), (1.3)	(222.3)
Depreciation	—	(216.9)	—	(0.8)	(1.1.1)	(217.7)
Amortization	—	(17.2)	—	—		(17.2)
Other operating losses, net	—	(0.2)	—	—		(0.2)
Operating income	—	405.3	(15.8)	(26.4)	(1.1.1)	363.1
Interest expense	—	(203.8)	—	(0.8)	(1.1.2)	(204.6)
Equity in net income of affiliates	—	—	156.7	(156.7)	(1.4)	—
Interest and other income	—	5.2	1.4	—		6.6
Loss on changes in fair value of financial instruments	—	(13.1)	—	—		(13.1)
Loss on changes in fair value of LP Units	—	—	—	(185.4)	(1.2.5)	(185.4)
Gain on foreign exchange	—	47.6	—	—		47.6
Income before tax	—	241.2	142.3	(369.3)		14.2
Tax recovery (expense)	—	4.4	(17.3)	1.0	(1.1.2)	(11.9)
Net income	$—	$245.6	$125.0	$(368.3)		$2.3
See accompanying notes to Telesat Partnership unaudited pro forma condensed consolidated financial information

NOTES TO TELESAT PARTNERSHIP UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL INFORMATION
(all amounts in millions of Canadian dollars, except share amounts or otherwise stated)
Note 1 — Transaction accounting adjustments
1.1: Reconciliation between accounting policies of Telesat and Loral — Historical consolidated financial statements of Loral were prepared in accordance with U.S. GAAP. For the purpose of preparing the Telesat Partnership Pro Forma Financial Information, Loral’s historical consolidated financial statements have been adjusted to align with IFRS as applied through the accounting policies adopted by Telesat. Differences in the accounting treatment between U.S. GAAP applied by Loral and IFRS as applied by Telesat are as follows:
1.1.1: Leases — Adjustments represent the reconciliation of GAAP differences from ASU 842 Leases under U.S. GAAP to IFRS 16 — Leases for the recognition and measurement of certain operating leases. As at September 30, 2021, the leased asset included on the balance sheet of Loral had a remaining lease term of less than 12 months. Therefore, in accordance with Telesat’s accounting policy of applying the short-term lease exemption available under IFRS, an adjustment of ($0.2), was made to both the right-of-use asset and lease liability in the Telesat Partnership Pro Forma Balance Sheet.
IFRS 16 was adopted in the historical consolidated financial statements of Telesat on January 1, 2019. IFRS 16 requires that each lease liability be accreted through interest expense and each right of use asset be depreciated. This differs from U.S. GAAP which requires the lease expense to be recognized on a straight-line basis over the lease term. As a result, transaction accounting adjustments to the Telesat Partnership Pro Forma Statements of Income related to the alignment of lease accounting policies are as follows:
	Nine months ended September 30, 2021	Year ended December 31, 2020
Operating expenses	$(0.6)	$(0.9)
Depreciation	$0.6	$0.8
Interest expense	$—	$0.1
1.1.2: Pensions — The adjustment represents the reconciliation of differences between U.S. GAAP to IFRS for defined benefit plans, whereby presentation of net interest expense, remeasurement of actuarial gains/losses, and other administrative costs are reclassified into other comprehensive income (“OCI”). This also results in an impact to the tax provision and deferred tax assets at the applicable tax rate.
There was no impact on the September 30, 2021 Telesat Partnership Pro Forma Balance Sheet.
Transaction accounting adjustments to the Telesat Partnership Pro Forma Statements of Income related to the alignment of pension accounting policies are as follows:
	Nine months ended September 30, 2021	Year ended December 31, 2020
Operating expenses	$(0.2)	$1.3
Interest expense	$0.5	$0.7
Tax expense	$(0.1)	$(0.4)
1.1.3: Tax expense classification — The adjustments represent reclassification of previously recorded tax provision amounts arising from changes in taxation rates and enacted tax laws. Under U.S. GAAP, the provision for these tax adjustments relating to the rate adjustment on the opening deferred tax asset balance is recorded in the Telesat Partnership Pro Forma Statements of Income while under IFRS this adjustment is recorded in OCI. This has resulted, as at September 30, 2021, in an increase to accumulated earnings of $0.1 with a corresponding decrease to Reserves.
There was no Telesat Partnership Pro Forma Statements of Income impact for the year ended December 31, 2020 or the nine months ended September 30, 2021.

1.2: Capital transaction — Telesat has a high degree of common ownership, in which no one shareholder controls the entities before and after the Transaction. As described above, because the Transaction results in no substantial change to the composition of the ultimate beneficial holders of Telesat and lacks economic substance, the Transaction has been accounted for in a manner similar to a common control transaction (i.e., an equity reorganization). As part of the Transaction, an immaterial amount of net assets held by Loral, which are unrelated to Telesat, are being acquired by Telesat Partnership. This immaterial acquisition does not represent a business combination and accordingly no goodwill or previously unrecorded intangible assets will be recognized. In consummating the Transaction, a number of holding companies have been incorporated and have been fully consolidated into the Telesat Partnership Pro Forma Financial Information. Described below are the transaction accounting adjustments recorded to reflect the various transactions to be undertaken in consummating the Transaction.
Cash and cash equivalents	$(25.7)
Partnership Interest (net of eliminations)	$(1,426.2)
Accumulated earnings (net of eliminations)	$(399.5)
Reserves (net of eliminations)	$(5.9)
Partnership units liability	$1,486.3
1.2.1 Cash and cash equivalents — the adjustments to cash and cash equivalents consist of the following:
a.
Payment of $12.7 (US$10.0) by Loral and Telesat to Red Isle; and

b.
Payment of $13.0 (US$10.3) representing the estimated closing payment mechanism payable.

1.2.2: Partnership Interest — The Transaction will result in the former direct and indirect shareholders of Telesat exchanging their direct and indirect interests in Telesat for either Telesat Corporation Shares or Telesat Partnership Units. As described above, the Transaction will be accounted for as a capital transaction between shareholders and as a result the previous equity interests in Telesat will be represented in Telesat Partnership as shareholders equity. Outlined below are the amounts recorded in the Telesat Partnership Pro Forma Financial Information to reflect the transfer of previously recorded share capital of Telesat and Loral to the new components of equity in Telesat Partnership.
Historical share capital of Telesat			$155.7
Historical share capital of Loral			1,281.6
			1,437.3
Transaction accounting adjustments:
Issuance of GP units of Telesat Partnership	(i),(ii)	11.1
Elimination of share capital of Telesat & Loral		(1,437.3)
Total transaction accounting adjustments			(1,426.2)
Total pro forma partnership interest (net of elimination)			$11.1

(i)
For purposes of the Telesat Partnership Pro Forma Financial Information, it has been assumed that the individual members and former members of management of Telesat will contribute all of the Telesat Non-Voting Participating Preferred Shares held to Telesat Corporation in exchange for Telesat Public Shares. Telesat Partnership will issue Telesat Partnership GP Units to Telesat Corporation in an equivalent amount.

(ii)
Pursuant to the terms of the Transaction Agreement and assumptions above, Red Isle will exchange certain of their shareholdings of Telesat to Telesat Public Shares in Telesat Corporation. Telesat Partnership will issue Telesat Partnership GP Units to Telesat Corporation in an equivalent amount.

The split of Telesat Partnership Capitalization post conversion is as follows:
	General Partnership Units	Class A, Class B or Class C Units
Telesat Partnership	572,446	48,972,600

1.2.3: Accumulated earnings — The transaction accounting adjustments to accumulated earnings reflect the $12.7 (USD$10.0) payment by Loral and Telesat to Red Isle, the $13.0 (USD$10.3) payable by Telesat under the estimated closing payment mechanism to PSP Investments, $11.0 of estimated transaction costs to the close of the Transaction, $1,272.9 reclassification relating to adjustments to Telesat Partnership Unit liability and the remainder for eliminating the historic accumulated deficit of Loral, including the related tax impact on elimination.
1.2.4 Reserves — The transaction accounting adjustments to reserves reflect $68.8 of reclassifications relating to adjustments to Telesat Partnership Unit liability and the remainder related to the elimination of the historic reserves of Loral.
1.2.5: Partnership Unit Liability — The transaction accounting adjustments to Telesat Partnership Unit liability reflect the fair value of the exchangeable features of the Telesat Partnership Units. This fair value is calculated as the portion of profit of the consolidated Telesat Partnership group attributable to the Telesat Partnership GP Units.
The fair value of movement of the liability for the nine months ended September 30, 2021 and for the year ended December 31, 2020 has been recorded through profit or loss, resulting in a loss on changes in fair value of the Telesat Partnership Units of $ 51.1 and $185.4, respectively.
1.3: Transaction Costs — Represent legal, professional and other fees incurred, associated with the execution of the Transaction. For purposes of the Telesat Partnership Pro Forma Balance Sheet presented as at September 30, 2021, total transaction costs have been estimated to be $43.8, of which $8.8 were previously accrued in the consolidated balance sheets of Telesat and Loral. As at September 30, 2021, $24.0 of the $43.8 estimated transaction costs have been paid. A reduction in the cash balance as at September 30, 2021 for the unpaid balance of $19.8 and a reduction to the previously accrued balance has been made to reflect the impact of the transaction costs.
For the purposes of the Telesat Partnership Pro Forma Statements of Income, it was assumed that the transaction costs were incurred and paid in full on January 1, 2020. The amount recorded and adjusted is as follows:
	Nine months ended September 30, 2021	Year ended December 31, 2020
Operating expenses	$(13.8)	$25.3
1.4: Elimination of investment balances — Represents the consolidation entry to remove Loral’s investment in Telesat and the associated income and tax related to the equity investment in Telesat.
1.5: Current and deferred tax impact — The tax effect on the transaction accounting adjustments has been recorded using an estimated effective tax rate of 21.02% for the impact to the tax provision of the adjustments relating to the alignment of accounting policies performed for the Transaction. The actual effective tax rate of the combined group could be significantly different from the estimated effective tax rate assumed for purposes of preparing the Telesat Partnership Pro Forma Financial Information as a result of a variety of factors, including post-Closing activities.

BUSINESS
The following discussion of the business of Telesat Corporation is qualified by reference to, and should be read in conjunction with, the “Risk Factors” starting on page A-16 of this prospectus, and specifically to the risk factor under the heading “Risks Relating to the Business of Telesat Corporation — The pandemic caused by the current outbreak of a novel strain of coronavirus (“COVID-19”) could have a material adverse effect on Telesat Corporation’s business, financial condition and results of operations” on page A-32 of this prospectus.
Unless otherwise stated, references to “Telesat,” the “Company,” “we,” “us” or “our” in this section refers to Telesat Canada and its subsidiaries before the closing of the Transaction, and to Telesat Corporation and its subsidiaries (including Telesat Canada) after the closing of the Transaction.
Business Overview
Telesat is a leading global satellite operator, providing its customers with mission-critical communications services since the start of the satellite communications industry in the 1960s. Through a combination of advanced satellites and ground facilities and a highly expert and dedicated staff, our communications solutions support the requirements of sophisticated satellite users throughout the world. Over more than 50 years of operating history, we have demonstrated a deep commitment to customer service and led the way on many of the industry’s most groundbreaking innovations.
After decades of developing and successfully operating our GEO satellite services business, we have commenced the development of what we believe will be the world’s most advanced constellation of LEO satellites and integrated terrestrial infrastructure, called “Telesat Lightspeed” — a platform designed to revolutionize the provision of global broadband connectivity. Telesat Lightspeed has the potential to transform global satellite and terrestrial communications industries, dramatically increasing the Company’s addressable market from approximately US$18 billion to approximately US$365 billion and significantly expanding its growth potential. We seek to benefit from our historically strong and stable GEO-based satellite business and, by continuing to develop and deploy Telesat Lightspeed, capitalize on the growing demand for global broadband connectivity.
Our History as a Company
Telesat, as it exists today, is the result of the 2007 combination of Telesat Canada and Loral Skynet, although the company’s history dates to 1969, when the Canadian Parliament passed the Telesat Canada Act. In 1972, Telesat Canada launched the world’s first domestic commercial satellite in geostationary orbit and the Company has been a pioneer and leading innovator in satellite communications ever since. Telesat Canada launched the first commercial Ku-band satellite (officially, the DTH satellite television service) in 1978, Canada’s first direct broadcast satellite (“DBS”) in 1999 and the world’s first consumer 2-way Ka-band broadband internet service via satellite in 2004. Since the mid-1970s, Telesat Canada has provided advanced satellite services for voice, data and broadcast communications in the Americas, including in Canada’s far North.
Loral Skynet traced its history to two early companies in the U.S. satellite communications industry: AT&T Skynet and Orion Satellite Corporation (“Orion”). AT&T Skynet and its predecessor organizations in AT&T’s Bell Laboratories effectively launched the commercial satellite communications industry by demonstrating the first trans-Atlantic satellite delivery of television on Telstar 1 in 1962. Through the 1970s, 1980s and 1990s, AT&T Skynet provided state-of-the-art telephone and television services in the U.S. for AT&T, as well as video distribution and contribution services for U.S. broadcasters and cable operators using the Comstar and Telstar series of satellites. Orion was formed in 1988 for the purpose of providing international data services. In 1994, Orion launched Orion 1, which provided early trans-Atlantic services between the U.S. and Europe. Orion was the second U.S. licensed “separate system” authorized to compete directly with the intergovernmental organization INTELSAT for certain types of international satellite services.
In 1997, AT&T Skynet was acquired from AT&T by LSC Holdings, became Loral Skynet, and expanded its focus from the U.S. to become a global satellite operator. Orion was acquired by LSC Holdings in 1998 and its operations were integrated with those of Loral Skynet in 1999.

On October 31, 2007, the Public Sector Pension Investment Board, a Canadian Crown corporation (“PSP Investments”), and Loral Space & Communications Inc., a Delaware corporation, acquired 100% of the stock of Telesat Canada from BCE Inc., Canada’s largest communications company (the “Skynet Transaction”). Following the Skynet Transaction, the Loral Skynet and Telesat Canada businesses and assets were combined.
On November 23, 2020, we announced the Transaction Agreement and Plan of Merger with Telesat, Telesat Partnership, Telesat CanHoldco, Merger Sub, PSP Investments and Red Isle. The Transaction Agreement, which provides that Merger Sub will merge with and into Loral, with Loral surviving the merger as a wholly owned subsidiary of Telesat Partnership. The Transaction is expected to close in the fourth quarter of 2021, subject to the receipt of the required regulatory approvals and other customary conditions.
Industry Overview and Trends
We compete in the market for the provision of voice, data, video and internet connectivity services worldwide. Services of this type are provided using various technologies, including satellite networks. We provide communications links between fixed points on the earth’s surface, referred to as point-to-point services, and from one point to multiple points, referred to as point-to-multipoint services. Increasingly, we also provide services to mobile platforms, such as ships and airplanes. Over the last several decades, deregulation and privatization have significantly reshaped the satellite sector. In addition, the sector has undergone consolidation, with regional and national operators being acquired by larger companies or seeking to partner with other providers. There have also been many new, smaller entrants, including many governmental operators, launching national or regional satellite programs.
Satellite Systems
A generic satellite system consists of a space segment and an earth segment. The “space segment” is comprised of the satellites and the Telemetry, Tracking and Control (“TT&C”) systems and facilities used to control and monitor the satellites. The “earth segment” is made up of all of the communication earth stations and other devices that access operational satellites. A satellite has two primary components: the communications payload and the spacecraft bus. In its simplest form, the communications payload consists of the antennas and transponders which receive the signals from earth at one frequency, amplify them, and transmit them back to earth at a different frequency. The spacecraft bus is essentially comprised of all of the non-communications equipment, including the electrical and TT&C subsystems, the propulsion and thermal subsystems and the spacecraft structure itself.
GEO satellites circle the earth from orbital locations approximately 22,300 miles (35,700 kilometers) above the equator. The speed at which they orbit the earth corresponds to the speed of the earth’s rotation. As a result, each GEO satellite in essence “blankets” a fixed geographic area with its signals, and an earth station antenna can communicate continuously with a particular satellite if it is pointed to, and has an unobstructed view of, that satellite’s orbital location. An individual satellite can be designed to communicate with major portions of the earth via large, geographically dispersed beams, to focus its coverage more specifically on particular markets or regions through regional or spot beams, or to use a portion of its total capacity for each type of coverage.
The non-geostationary orbit, or NGSO, includes satellites operating in LEO, with an altitude typically between 200 and 870 miles (325 to 1,400 kilometers) and satellites operating in Medium Earth Orbit, or MEO, that is between the LEO and GEO orbits. Unlike geosynchronous satellites that operate in a fixed orbital location above the equator, LEO and MEO satellites travel around the earth at high velocities requiring antennas on the ground to track their movement. LEO satellite systems have the potential to offer a number of advantages over GEO satellites to meet growing requirements for broadband services, both consumer and commercial, by providing increased data speeds and capacity, global coverage, and latency on par with or, in some circumstances, potentially better than terrestrial services.
Our Competitive Strengths
Telesat continues to be at the forefront of the satellite services industry, leading with outstanding customer service and a culture of engineering excellence and technological innovation. Today, we have a leading GEO business defined by one of the largest and most advanced satellite fleets in the world, occupying attractive orbital locations and offering high performing, mission critical services to hundreds of customers worldwide. The average expected remaining commercial life of our satellite fleet is over 7 years. Additionally, we currently have a fleet utilization rate of 80%, one of the highest rates in the industry. We are building upon this existing communications platform by developing our Telesat Lightspeed constellation with the aim of creating a transformative and industry-leading fiber-like broadband network from the sky for commercial and government users globally.
The following competitive strengths characterize our business today and provide a strong foundation for Telesat Lightspeed:
Leading Global Satellite Operator with 50+ Years of Heritage and a Blue Chip Customer Base
We are a leading global satellite operator with over 50 years of operating experience. Our state-of-the-art GEO satellite fleet is comprised of 15 satellites and offers global satellite coverage with a concentration over the Americas. Through our deep commitment to customer service and focus on innovation and engineering excellence, we have developed strong and long-standing relationships with a diverse range of high-quality, blue chip customers globally. Our top ten customers have relied on Telesat for an average of 30 years, which we believe is a testament to our outstanding customer service, innovative offerings and deep technical expertise.
Industry-Leading Engineering Expertise Driving Continuous Innovation
We believe we have an unrivalled track-record of innovation, “firsts,” and commercial success in the global satellite industry, guided by one of the most experienced management teams in the industry. Our deep technical expertise and commercial focus has enabled us to pioneer many of the industry’s most groundbreaking innovations, including:
1962	Telstar 1, built by Telesat Canada’s predecessors at AT&T and Bell Laboratories, successfully delivered the first live intercontinental satellite TV transmission between Europe and the United States;
1972	Telesat Canada launched Anik A1, the world’s first commercial domestic communications satellite in geostationary orbit;
1978	Telesat Canada launched the first commercial Ku-band satellite on which was offered the first DTH television service, laying the groundwork for the global DTH industry;
1981	Telesat Canada co-located two satellites in a single orbital slot for the first time, now a widely-used industry practice;
1996	Telesat Canada was the first to provide internet access to Internet Service Providers (“ISPs”) over satellite;
2004	Telesat Canada launched Anik F2, the first satellite to successfully commercialize DTH consumer Ka-band broadband services;
2009	Telesat Canada launched Telstar 11N, the first satellite to provide Ku-band coverage of the Atlantic Ocean from the Arctic Circle to the Equator;
2013	Telesat Canada launched Anik G1, the first commercial satellite with substantial X-band coverage of the Pacific Ocean, including Hawaii, to serve the Canadian and other governments;
2015	Telesat Canada launched Telstar 12 VANTAGE, the first satellite combining high-throughput satellite (“HTS”) spot beams and conventional broad beams, giving customers the ability to maximize throughput, lower cost per bit and meet growing demand for bandwidth intensive applications;
2018	Telesat Canada launched its Phase 1 LEO satellite, the start of Telesat Lightspeed, leveraging Telesat Canada’s innovative, patent-pending design and international priority spectrum rights among commercial Ka-band LEO systems (including SpaceX, Amazon and OneWeb), and provided the first high-speed broadband connectivity from LEO;

2019	Telesat Canada conducted the world’s first 5G backhaul demonstration over LEO satellite in partnership with Vodafone and the University of Surrey;
2020	Telesat Canada and the Government of Canada finalize $600 million agreement to bridge Canada’s digital divide with Telesat’s Low Earth Orbit satellite constellation; and
2021	Telesat Lightspeed to receive $1.44 billion investment from the Government of Canada, $400 million investment from the Government of Québec and has entered into a $109 million contract with the Government of Ontario towards universal broadband.
Telesat’s engineering excellence is also evidenced in part through our industry-leading satellite consulting activities. To date we have provided technical support to the development of more than 100 satellite systems for roughly 30 commercial and government customers worldwide, including expertise in satellite design, construction and launch.
We believe our accumulated experience and expertise in the design, procurement, launch, operation and commercialization of satellites and satellite networks is unparalleled and will continue to drive our innovation into the future.
Portfolio of Strategic and Valuable Orbital Real Estate
Our GEO satellites occupy orbital locations that provide us with an advantageous position in the markets in which we operate due to the scarcity of available satellite spectrum and the strong neighborhoods we have developed at these locations. Access to these orbital locations, coupled with the high capital intensity of the satellite industry, creates barriers to entry in those markets. We are licensed by ISED to occupy a number of key orbital locations that are well-suited to serve the Americas and support our leading position in North America. Internationally, our satellites occupy advantageous orbital locations that enable broad pan-regional service with interconnectivity between regions, promoting both intra- and inter-regional services. We also have rights to additional spectrum, including at certain existing orbital locations.
We have decades of experience in obtaining and maintaining the licenses and approvals required to operate our existing global satellite and ground station network. As such, we are well positioned to obtain the regulatory approvals required to launch and operate Telesat Lightspeed consistent with our commercial and financial objectives. We have secured a license from the Government of Canada to launch and operate a LEO satellite constellation using ~4 GHz of Ka-band spectrum, which has international priority spectrum rights among commercial Ka-band LEO systems (including SpaceX, Amazon and OneWeb). Ka-band spectrum is particularly well suited for high performance global broadband networks because it allows wider bandwidth, high data and efficient frequency reuse for user-beam services, as well as the feeder-link beams required to connect the satellites to landing stations. In general, outside the U.S. market, Telesat’s ITU priority requires other LEO systems to ensure that they do not create interference for Telesat Lightspeed. For further detail, see the detailed regulatory analysis in “Business — The Competitive Landscape of our Services  — Regulation.” This should allow Telesat Lightspeed to operate as designed, while requiring other systems to take measures, which may adversely impact their operating capabilities, to avoid interfering with Telesat Lightspeed’s operations. As described below, we have also received other licenses and approvals for Telesat Lightspeed and are pursuing a market access plan in priority countries on a global basis.
We also have rights to use C-band spectrum, which is also a critical spectrum band for 5G. This spectrum is currently the subject of regulatory proceedings in the U.S., where we have been awarded US$344.4 million in accelerated clearing payments if we undertake certain tasks by specified deadlines. We believe that we will meet these deadlines and currently expect to receive at a minimum approximately 25% of the accelerated clearing payment in the first half of 2022.

Uniquely Positioned to Revolutionize Global Broadband Connectivity with Telesat Lightspeed
We are uniquely positioned to revolutionize the provision of global broadband internet connectivity with Telesat Lightspeed, which we believe will be one of the most advanced constellations of LEO satellites and integrated terrestrial infrastructure ever conceived. Our patent-pending Telesat Lightspeed architecture is designed to offer an unparalleled combination of capacity, speed, security, reach, resiliency and affordability, with low latency that is on par with the most advanced terrestrial networks. We have secured international priority spectrum rights among commercial Ka-band LEO systems (including SpaceX, Amazon and OneWeb) and have strong government support, including an anchor contract with the Government of Canada that we believe will result in $1.2 billion of revenue over 10 years, which includes the $600 million from the Government of Canada. We have an agreement-in-principle with the Government of Canada for $1.44 billion of long-term funding. We have also entered a MOU with the Government of Québec for an investment of $400 million into Telesat Lightspeed and the Government of Ontario has purchased a dedicated Telesat Lightspeed capacity pool to be made available at substantially reduced rates to Canadian Internet service providers (ISPs), and mobile network operators, that we believe will result in over $200 million of revenue over a five-year term, which includes $109 million from the Government of Ontario.
Contracted Revenue Backlog and Disciplined Management Supports Strong Revenue Visibility
Because of the mission-critical nature of our services and long-term contractual agreements, we have highly recurring revenue from our customers, which provides significant revenue visibility. For the last three years we have had, on average, 83% of each year’s total revenue already under contract at the beginning of the year. Our contracted revenue backlog of $2.3 billion for our GEO business as at September 30, 2021 represents a multiple of approximately 2.9 times revenue for the twelve months ended September 30, 2021. 100% of our backlog is non-cancellable or cancellable on economically prohibitive terms, except in the event of a continued period of service interruption. Approximately 49% of our revenue is derived from North American DTH customers who signed long term (~15 years) contracts. Roughly half of our revenue is derived from providing vital connectivity services to companies that we have served for decades, including telecommunication companies, mobile network operators, users in the aeronautical and maritime markets, energy and natural resource companies, and governments. As demand for affordable, secure and reliable broadband connectivity continues to increase, we expect that demand for these services from these and similar customers will continue to grow.
We generate highly attractive operating margins. For the twelve months ended September 30, 2021, we have generated Operating Profit of $358.0 million and Adjusted EBITDA of $618.4 million, representing an Operating Profit Margin of 46.3% and an Adjusted EBITDA margin of 80.0%. Our strong historical cash flow conversion (as measured by Adjusted EBITDA minus Capital Expenditures) reflects our disciplined approach to capital investment and fleet expansion, with an emphasis on ensuring high customer utilization of our satellites.

Our Growth Strategy
We plan to grow our business and profitability by supporting our existing customers and services and by developing and deploying Telesat Lightspeed. Telesat Lightspeed is a highly advanced, global, enterprise-grade, integrated satellite and terrestrial network optimized to capture the growing demand for broadband connectivity in certain key market verticals around the world. Core to our growth strategy is leveraging our longstanding customer relationships, our deep technical, operating and regulatory expertise and our culture of outstanding customer service and continuous innovation.
The principal elements of our growth strategy are the following:
Follow a Disciplined GEO Satellite Operating and Expansion Strategy
We will continue to focus on increasing the utilization of our existing GEO satellite capacity, maintaining our operating efficiency and, in a disciplined manner, using our strong cash flows to strengthen our business. We will continue to be disciplined in our satellite replacement and expansion program, seeking to secure high-quality, long-term customers to anchor any new or replacement geostationary satellites in advance of committing to the construction of such satellites. Many of our customer service contracts are multi-year in duration and, in the past, we have successfully contracted all or a significant portion of a satellite’s capacity prior to commencing construction. For example, in 2017, we announced that Bell Canada signed a 15-year contract for substantially all of the HTS spot beam capacity over northern Canada on our new Telstar 19 VANTAGE satellite. The capacity was used to dramatically enhance broadband connectivity for communities in Nunavut, Canada’s northernmost territory.
Capture the Explosive Demand for Global Broadband Connectivity with Telesat Lightspeed
Telesat Lightspeed has been designed to provide fast, affordable, reliable and secure broadband connectivity everywhere on Earth, giving Telesat and our customers a significant competitive advantage in the markets we serve. The network design is optimized to serve users that require fiber-like connectivity beyond the reach of high capacity terrestrial networks. Our advanced constellation design, patent-pending LEO architecture, international priority spectrum rights among commercial Ka-band LEO systems (including SpaceX, Amazon and OneWeb), strong government support and decades of deep commercial, technical, operational and regulatory experience put us in a strong position to capture the growing demand for affordable, high capacity broadband connectivity around the world.
Opportunistically Engage in M&A Activity to Enhance our Competitive Position and Shareholder Value
The satellite industry has, historically, undergone periods of consolidation, both horizontal and vertical. Recently, two large satellite operators have each acquired a large service provider. A number of satellite operators have also publicly discussed the benefit of, and potential for, consolidation among satellite operators. Thus, there may be another period of horizontal, as well as continued vertical, consolidation in our sector. In addition, at this time, the industry is dynamic with some new non-traditional players entering the market. We will be alert to, and will evaluate, merger and acquisition opportunities in a thoughtful and disciplined manner as they arise with the aim of enhancing our competitive position and shareholder value.
Our GEO Business and Our LEO Opportunity
Below, we describe in detail our existing GEO business and the exciting opportunity presented by our Telesat Lightspeed network.
Background and Overview of Our GEO Business
Satellite operators compete with terrestrial network operators (e.g., cable, DSL, fiber optic, cellular/wireless and microwave transmission) in the market for video, data and voice communication services. We believe that satellite services have several advantages over these competing communication platforms, including the following:
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Satellites are a relatively cost-effective and efficient means to deliver a signal (e.g., TV, radio) to hundreds of millions of locations in a large geographic area;

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The capacity to provide extensive coverage over a large geographic region allowing for the addition of sites at a lower marginal cost. Unlike cable and fiber lines, satellites can readily provide broadcast and communication services over large areas and to remote locations where the population density may not be high enough to warrant the expense of building a terrestrial-based communications network;

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The ability to deploy communications quickly in locations where little or no infrastructure is available, for example in the case of natural disaster response; and

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The capability to bypass shared and congested terrestrial links, further enhancing network performance and security.

Traditionally, satellite communications services have principally been delivered by GEO satellites, such as those in our fleet, which circle the earth from orbital locations approximately 22,300 miles (35,700 kilometers) above the equator. Each GEO satellite in essence “blankets” a fixed geographic area with its signals and can communicate continuously with an earth station antenna if it is pointed to, and has an unobstructed view of, that satellite’s orbital location. An individual satellite can be designed to cover large geographic areas, to focus its coverage more specifically on particular markets or regions, or to use a portion of its total capacity for each type of coverage.
This contrasts with NGSO satellites, which include LEO satellites with an altitude typically between 200 and 870 miles (325 to 1,400 kilometers) and satellites operating in MEO that stand between the LEO and GEO orbits. Unlike GEO satellites that operate in a fixed orbital location above the equator, LEO and MEO satellites continuously travel around the Earth at high velocities and, depending on their orbits, may cover higher latitude parts of the Earth that GEO satellites may not be able to reach.
Overview of Our GEO Satellite Business
Our GEO satellite fleet is comprised of 15 satellites and offers global coverage with a concentration over the Americas. We have a leading position in the North American satellite video distribution market. Our GEO satellite fleet and ground infrastructure provide a platform supporting (i) strong video distribution and DTH neighborhoods in North America with blue chip customers and significant contracted backlog, and (ii) connectivity satellite services for customers around the world for backhaul, corporate networks, maritime and aero services, and video distribution and contribution.
We offer our suite of GEO satellite services to more than 400 customers worldwide, which include some of the world’s leading DTH service providers, ISPs, network service integrators, telecommunications carriers, corporations and government agencies. We have established long-term, collaborative relationships with our customers and have developed a reputation for innovation, reliability, and outstanding customer service.
In addition, the orbital locations occupied by our GEO satellites provide us with an advantageous position in the markets in which we operate due to the scarcity of available satellite spectrum and the strong neighborhoods we have developed at these locations. As such, we believe our global satellite fleet, access to desirable orbital locations and spectrum rights and strong relationships with our customers position us to maintain our industry leading position as a provider of GEO satellite services, generate significant and predictable cash flows, and capitalize on the growth drivers in the satellite industry and the markets we serve.
Our GEO Services
We earn the majority of our revenues by providing satellite-based services to customers who use these services for their own communications requirements or to provide video and data service solutions to customers further down the distribution chain. We also earn revenue by providing ground-based transmit and receive services, selling equipment, installing, managing and maintaining satellite networks and providing consulting services in the field of satellite communications.
We currently derive revenues from the following services:
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Broadcast:   Our broadcast services business provided approximately 51.1% of our revenues for the twelve months ended September 30, 2021. Our broadcast customers include North American DTH providers Bell TV, Shaw Direct, DISH Network, and leading telecommunications and media firms such as Bell Media and NBC Universal. These services include:
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DTH:   The two major DTH service providers in Canada (Bell TV and Shaw Direct which have approximately 1.5 million subscribers according to public filings) exclusively use Telesat satellites as a distribution platform for satellite-delivered television programming, audio and information channels directly to their customers’ homes. In addition, two of our satellites are used by DISH Network, which has about 8.6 million subscribers according to public filings, for DTH services in the U.S.

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Video distribution and contribution:   Broadcasters, cable networks and DTH service providers use our satellites for the full-time transmission of television programming, distributing content around the globe. Additionally, we provide certain broadcasters and DTH service providers bundled, value-added services that include satellite capacity, digital encoding of video channels, authorization services and uplinking and downlinking services to and from our satellites and earth station facilities.

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Occasional use services:   Occasional use services consist of satellite transmission services for the timely broadcast of video news, sports and other live event coverage on a short-term basis, enabling broadcasters to conduct on-the-scene transmissions using small, portable antennas.

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Enterprise:   Our enterprise services provided approximately 47.1% of our revenues for the twelve months ended September 30, 2021. Our enterprise customers include Anuvu, Bell Canada, BT, Cable & Wireless Communications, Claro S.A., Embratel, Gogo, Hughes Network Systems, iForte, Leidos Innovations, Marlink, Northwestel, NSSL Global, OmniAccess, Orange, Panasonic, Speedcast, Suncor Energy, Telefonica, Telenor, Telespazio, Viasat and Xplornet. These services include:

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Telecommunication carrier and integrator services:   We provide satellite capacity and end-to-end services for data and voice transmission to telecommunications carriers and integrators located throughout the world. These services include space segment services and terrestrial facilities for enterprise connectivity, internet backhaul, cellular backhaul and services such as rural telephony to telecommunications carriers and network services integrators around the world.

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Maritime and aeronautical services:   We provide satellite capacity to customers serving the maritime and aeronautical markets, bringing broadband communications services to commercial airplanes and vessels.

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Government services:   We provide services to the U.S. government, including through government service integrators, and we are a significant provider of satellite services to the Canadian government.

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Direct-to-consumer broadband services:   We provide satellite capacity to Xplornet in Canada, to Viasat in the U.S., and to HNS in South America, who each, in turn, use it to provide two-way broadband internet services directly to consumers.

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Retail services:   We operate satellite and hybrid satellite/terrestrial networks that support retail activities in Canada¸ including point-of-sale and other applications. These services include installation and maintenance of the end user terminal as well as the provision of satellite capacity and other network elements.

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Resource services:   We provide communications services to geographically diverse locations, both on and off shore, for the oil and gas and mining industries.

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Satellite operator services:   We provide satellite services to other satellite operators when they do not have adequate capacity to meet their customers’ needs. We also, on occasion, will relocate one of our end of life satellites to the orbital location of another satellite operator on a short-term basis so that they can preserve their spectrum rights at that location.

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Consulting and other:   Our consulting and other category provided approximately 1.8% of our revenues for the twelve-months ended September 30, 2021. With more than 50 years of engineering and technical experience, we are a leading consultant in establishing, operating and upgrading satellite systems worldwide, having provided services to businesses and governments in more than 40 countries and on over 100 satellite systems. Our consulting customers have included Airbus, Brit Insurance, Lockheed Martin, MDA Geospatial Services, Mitsubishi Electric, The Defense Advanced Research Projects Agency (DARPA), Telkom Indonesia, Viasat, as well as many regional satellite operators around the world. Our consulting operations allow us to realize operating efficiencies by leveraging, in part, the same employees and facilities used to support our own satellite communication business.
The combination of our North American broadcast, enterprise and government services businesses, and our international business offers diversity in terms of both the customers, end markets and regions served as well as the services provided. For the twelve months ended September 30, 2021, we derived revenues, based on the billing address of the customer, in the following geographic regions:
Geographical Breakdown of Revenues
Region	Revenues for twelve months ended September 30, 2021 (C$ millions)
North America	$633.1
Latin America and Caribbean	$56.7
Asia and Australia	$39.6
Europe, Middle East and Africa	$43.2
Our Infrastructure
In-Orbit Satellite Fleet
Our state-of-the art GEO satellite fleet is comprised of 15 satellites offering global coverage with a concentration over the Americas. We also have one LEO satellite, LEO 1, in polar orbit. We are currently evaluating mission extension services that have the potential to prolong the orbital maneuver lives of certain of our satellites.
Owned in-orbit satellites as of September 30, 2021
	Orbital Location Regions Covered	Launch Date	Manufacturer’s End-of-Service Life	End-of-Orbital Maneuver Life (1)	Model
Anik F1	109.2° WL Caribbean	Nov 2000	2016	2022(2)	BSS702 (Boeing)
Anik F1R	107.3° WL North America	Sep 2005	2020	2022(3)	E3000 (EADS Astrium)
Anik F2	111.1° WL Canada, Continental United States	Jul 2004	2019	2026(4)	BSS702 (Boeing)
Anik F3	118.7° WL Canada, Continental United States	Apr 2007	2022	2026	E3000 (EADS Astrium)
Anik G1	107.3° WL Canada South America	Apr 2013	2028	2039	SS/L 1300
Nimiq 1(5)	Not Applicable(6)	May 1999	2011	2021(2)	A2100 AX (Lockheed Martin)
Nimiq 2(5)	Not Applicable(6)	Dec 2002	2015	2024(2)	A2100 AX (Lockheed Martin)
Nimiq 4	82° WL Canada	Sep 2008	2023	2027	E3000 (EADS Astrium)

	Orbital Location Regions Covered	Launch Date	Manufacturer’s End-of-Service Life	End-of-Orbital Maneuver Life (1)	Model
Nimiq 5	72.7° WL Canada, Continental United States	Sep 2009	2024	2036	SS/L 1300
Nimiq 6	91.1° WL Canada	May 2012	2027	2046	SS/L 1300
Telstar 11N	37.55° WL North and Central America, Europe, Africa and the maritime Atlantic Ocean region	Feb 2009	2024	2026	SS/L 1300
Telstar 12 VANTAGE	15° WL Eastern United States, SE Canada, Europe, Russia, Middle East, South Africa, portions of South and Central America	Nov 2015	2030	2032	E3000 (Airbus)
Telstar 14R/Estrela do Sul 2	63° WL Brazil and portions of Latin America, North America, Atlantic Ocean	May 2011	2026	2025	SS/L 1300
Telestar 18 VANTAGE(7)	138° EL India, South East Asia, Indonesia/Malaysia, China, Australia/ New Zealand, North Pacific and Hawaii	Sep 2018	2033	2040	SS/L 1300
Telstar 19 VANTAGE	63° WL Brazil and portions of Latin America, North America, Atlantic Ocean, Caribbean	Jul 2018	2033	2037	SS/L 1300
LEO 1	NGSO polar	Jan 2018	2021	N/A(8)	SSTL

(1)
Our current estimate of when each satellite will be decommissioned, taking account of anomalies and malfunctions the satellites have experienced to date and other factors such as remaining fuel levels, consumption rates and other available engineering data. These estimates are subject to change and it is possible that the actual orbital maneuver life of any of these satellites will be different than we currently anticipate. Further, it is anticipated that the payload capacity of each satellite may be reduced prior to the estimated End-of-Orbital Maneuver life.

(2)
End-of-Orbital Maneuver life for these satellites has been extended through inclined orbit operations which reduces fuel consumption through the elimination of north-south station-keeping.

(3)
The End-of-Orbital Maneuver life for Anik F1R is planned to be extended through inclined orbit operations.

(4)
End-of-Orbital-Maneuver Life currently being evaluated. See “Risk Factors — Some of Telesat Corporation’s satellites have experienced inorbit anomalies and may in the future experience further anomalies that may affect their performance.”

(5)
Our Nimiq 1 and Nimiq 2 satellites are primarily used to provide short-term services to other operators who use the satellites at their designated orbital locations to preserve their spectrum rights. Nimiq 1 is planned to be removed from service by the end of 2021.

(6)
Nimiq 1 and Nimiq 2 are currently located in non-Telesat orbital slots.

(7)
Telesat International Limited (“TIL”), a subsidiary of Telesat Canada, and APT have entered into agreements relating to the Telstar 18 VANTAGE satellite, which are accounted for as a joint operation, whereby TIL’s interest is 42.5%.

(8)
LEO 1 has sufficient fuel to support collision avoidance maneuvers for several years and subsequent deorbit. End of life will be determined based on ongoing assessment of spacecraft health.

Rights to Other Satellites
In addition, we have rights to satellite capacity on other satellites, including the entire Ka-band Canadian payload, consisting of nine user beams, on ViaSat-1.
Satellite Control Center and Earth Station Facilities
Our primary Satellite Control Center (“SCC”) is located at our headquarters in Ottawa, Ontario. The SCC is the hub for our satellite-related activities. The facility is staffed 24 hours per day and currently operates 14 Telesat owned satellites: Anik F1, Anik F1R, Anik F2, Anik F3, Anik G1, Nimiq 1, Nimiq 2, Nimiq 4, Nimiq 5, Nimiq 6, Telstar 11N, Telstar 12 VANTAGE, Telstar 18 VANTAGE and LEO 1. We also operate numerous other satellites for third parties from our SCC in Ottawa. We operate our Telstar 14R/Estrela do Sul 2 satellite and our Telstar 19 VANTAGE satellite from our SCC in Rio de Janeiro, Brazil. Our headquarters is located at 160 Elgin Street, Ottawa where we lease approximately 75,900 rentable square feet. The lease expires on July 31, 2029 and we have two options to extend for an additional five years each.
The Allan Park earth station, located northwest of Toronto, Ontario on approximately 65 acres of owned land, houses a customer support center and a technical control center. This facility is the single point of contact for our customers internationally and is also the main earth station complex providing Telemetry, Tracking and Control services for the satellites that we operate. The Allan Park earth station also houses our back-up satellite control center for the Nimiq and Anik satellites. The back-up satellite control center for the Telstar satellites is located at the Mount Jackson earth station. We have the functional ability to restore satellite control services via the Allan Park and Mount Jackson back-up control centers if our primary SCCs became disabled.
In addition to the Ottawa headquarters and the Allan Park earth station, we operate a number of other earth stations, including the following:
Overview of Telesat Earth Stations (Other than the SCC and Allan Park)
Earth stations	Owned or leased property
Victoria, British Columbia, Canada	Leased
Calgary, Alberta, Canada	Owned
Hague, Saskatchewan, Canada	Leased
Winnipeg, Manitoba, Canada	Owned
Montreal, Quebec, Canada	Owned
Mount Jackson, Virginia, U.S.	Owned
Middleton, Virginia, U.S.	Leased
Belo Horizonte, Brazil	Owned
Iqaluit, Nunavut, Canada	Leased
Fort McMurray, Alberta, Canada	Leased
Saskatoon, Saskatchewan, Canada	Leased
St. John’s, Newfoundland, Canada	Leased
Kapolei, Hawaii, U.S.	Third party site
Aflenz, Austria	Third party site
Perth, Australia	Third party site
Jakarta, Indonesia	Third party site
In addition to these facilities, we lease facilities for administrative and sales offices in various locations throughout Canada and the U.S. as well as in Brazil, England and Singapore.

GEO Business Model
The majority of our revenue comes from service agreements. These cover the provision of satellite capacity, ground services and/or end-to-end managed services. In our service agreements, a customer commits to purchase a specific type of capacity or service. Typically, our service agreements are for at least one year and are non-cancellable, except in the event of a continued period of service interruption.
Our sales efforts are organized by region. We sell our services worldwide primarily through a direct sales force located at our headquarters in Ottawa and at our regional offices, including our offices in London, Singapore, Rio de Janeiro, Washington D.C. and Toronto.
Background and Overview of Telesat Lightspeed
A key growth opportunity is the continued development and deployment of Telesat Lightspeed. We believe that Telesat Lightspeed has the potential to revolutionize global broadband internet connectivity and allow Telesat to rapidly and profitably grow its business. For this reason, we have invested significant time and resources to develop this innovative constellation of LEO satellites, which we believe will be among the most capable and technologically advanced satellite-based enterprise grade network in the world. The growth of Telesat Lightspeed revenues is expected to be driven by the compelling value proposition it represents in the market, as well as our deep familiarity with our customers, their markets, use cases and needs.
Overview of The Market Opportunity: Growing Demand for High-Capacity, Fiber-like Broadband Connectivity Everywhere
Global broadband demand is increasing exponentially as the world is becoming increasingly digital. Applications and programs that are critical to individuals, businesses and governments are built to run on the fast, low latency terrestrial networks that serve the majority of users in developed economies. Forecasted rates in IP-traffic are expected to grow from 156 exabytes per month in 2018 to 369 exabytes per month in 2022, a 26% compound annual growth rate, on a global basis, with the Middle East and Africa growing at 41% annually over the period between 2017 and 2022.
However, there is a major gap in access to global broadband connectivity, with more than four billion people who live outside of urban areas either poorly connected or not connected at all. These unserved and underserved areas include over one million mobile sites (where legacy 2G/3G equipment is installed, but cannot provide broadband data without affordable high capacity backhaul), one million schools and hospitals, 400,000 ships at sea and four billion aviation passengers each year.
Traditional Terrestrial and Satellite Solutions Cannot Meet This Growing Demand, but LEO Satellites Can
Expanding the availability of the digital world to unserved and underserved areas requires bringing to these areas the same type of broadband, fiber-quality connectivity that is available in well-connected areas.

2
Cisco Annual Internet Report March 2020.

It is, however, either prohibitively expensive to install fiber in these areas or simply physically impossible (e.g., to planes and ships).
The primary options today for these markets are traditional GEO and MEO satellites. While these satellites can provide coverage in most areas, because of the vast distances between the Earth’s surface and the orbital positions above the Earth occupied by GEO and MEO satellites, the user experience suffers due to high latency (the round-trip time delay between the data source and the data destination), which is prohibitive for certain consumer and enterprise broadband applications:
•
Consumer applications:   Content-heavy webpages and applications cannot load quickly, large documents cannot be uploaded and downloaded efficiently, encrypted applications such as Virtual Private Networks (remote work access tools) and encrypted websites can experience significant lags or fail altogether.

•
Enterprise applications and real-time communications and controls:   Highly latency-sensitive enterprise applications cannot operate on systems that have a meaningful delay in sending and receiving a signal. Advanced mobile networks, like 5G, cannot operate as intended over high latency backhaul.

LEO satellites are 35 times (or more) closer to the Earth than GEO satellites and 8 times (or more) closer than MEO satellites, thereby solving latency issues that exist with GEO and MEO satellites. In addition to offering low latency, however, any potential LEO solution must also be significantly flexible and technologically advanced to dynamically deliver high capacity connectivity where users require it and minimize the amount of capacity that is idled because it cannot effectively be put to use in the network at any given time. A next-generation satellite broadband network must meet other market requirements for commercial broadband services:
•
High capacity:   Capable of coping with high demand and network congestion. Since demand for connectivity tends to be concentrated, LEO networks must be able to dynamically concentrate very high amounts of capacity to high demand areas such as airports and seaports.

•
Global coverage:   Provide services everywhere, including to high latitude areas like the poles (a critical feature for large airlines, global shipping fleets and governments) as well as non-urban areas.

•
Simple to use:   Plug and play with existing infrastructure by having simple, standards-based interfaces to the terrestrial network and the Internet.

•
Resilient:   Mission-critical level of reliability of service. Online activities are now critical for the well-being of individuals, businesses and government users, increasing the emphasis on the reliability and resiliency of the communications network supporting them. A LEO satellite network is a distributed, multi-node network, making it more resilient to service outages.

•
Affordable:   Global broadband services provided over a LEO satellite network must be affordable, transforming the economics of the existing marketplace and expanding the addressable market.

As discussed further below, Telesat Lightspeed has been specifically designed and optimized to meet these requirements.
The Market Opportunity for Telesat Lightspeed in Key Vertical Markets
We estimate that the TAM for our GEO business will reach approximately US$18 billion by 2023.3
Telesat Lightspeed will significantly increase our TAM, up to an estimated total of approximately US$365 billion in 2023, which we project will nearly double in light of the demand drivers that exist today (e.g., 4G/LTE backhaul in terrestrial vertical or passenger connectivity in aviation vertical), and could potentially triple4 by 2030s with evolving, more nascent applications with high bandwidth potential (e.g., 5G, IoT, backhaul, and operational data transport in aviation).

3
NSR Global Satellite Capacity Supply and Demand Study, 14th Edition.

4
According to Cisco Visual Networking Index, 2017-2022, data demand triples approximately every 5 years. Accordingly, over a 10-12 year horizon (2023 to early 2030s), data demand is expected to grow by approximately 10 times. However, since data pricing generally reduces over time, we estimate overall market value should double or triple over the stated horizon.

Telesat Lightspeed has been specifically optimized to serve vertical markets that require fiber-like connectivity beyond the reach of terrestrial networks. Our target markets span four verticals: (i) terrestrial, (ii) aviation, (iii) maritime and (iv) government. These target markets require all of the features of Telesat Lightspeed, but each also have their own unique requirements, making certain features of Telesat Lightspeed particularly compelling to each of them.
Terrestrial
We estimate that the terrestrial market opportunity that can be addressed by LEO will be approximately US$350 billion in 2023 and will grow at 9% annually until 2025 to reach approximately US$420 billion. Of the US$350 billion, we estimate that about US$200 billion is the direct-to-consumer market opportunity and about US$150 billion is the enterprise market opportunity. Our estimates are derived from information on the terrestrial data market obtained from a variety of sources, including OECD Broadband statistics, World Bank Country Indicators, Landscan (with respect to population distribution) and management’s analysis and estimates as to the portion of the terrestrial data market that Telesat Lightspeed could address. Enterprise applications include fixed wireless and mobile backhaul, remote enterprise, and health and education. Telesat will initially focus on addressing the enterprise market.
This market is underpinned by the approximately four billion people who are digitally underserved or unconnected. Key demand areas are backhaul from mobile wireless sites, fixed wireless backhaul for remote communities, remote enterprise and emergency services, and broadband for institutions (schools, hospitals, etc.). In many of these areas, there is simply no economical fixed or terrestrial wireless (e.g., microwave) backhaul solution for delivery of high-speed broadband connectivity. There also tends to be no quality access in remote areas for enterprise cloud applications, meaning that schools, hospitals and other public institutions in those areas are unable to take advantage of broadband applications and cloud-based services.
Telesat Lightspeed is designed to provide an optimal, low-cost solution that can become the primary connectivity solution in remote areas and a secondary connectivity solution in urban areas. The Telesat Lightspeed “plug & play” versatility is expected to seamlessly integrate with terrestrial networks, vastly simplifying operations as compared to traditional satellite networks. The low latency of our network will enable customers to seamlessly transport encrypted traffic between terrestrial and satellite networks at high data rates, something that is not possible with traditional GEO satellite networks. The network is also expected to provide high throughput for large trunking links in Northern Canada and for island nations.
Importantly, given our strong reputation and existing customer relationships providing backhaul solutions for telecommunications companies and Mobile Network Operators (“MNOs”) in underserved or unconnected areas, as well as the high growth potential of this market, we are not focused on direct-to-consumer services at this time. It is possible, however, that evolution in antenna technology and other market developments may cause Telesat to offer direct-to-consumer services in the future. Satellites allow telecom operators to expand the reach of their fixed and mobile networks to locations not served, or underserved, by terrestrial networks by connecting these off-network locations to their main networks. Growing demand for fixed and mobile data, accelerated by the global rollout of 5G services and the universal service coverage requirements of many MNO licenses, is anticipated to drive growth for satellite backhaul services.
Other demand drivers in the terrestrial market include:
•
Corporate networks:   As economic growth accelerates in parts of the world with poor terrestrial infrastructure, corporate enterprises expanding their activities in these regions will drive demand for increased satellite capacity.

•
Government-sponsored universal connectivity programs:   Universal connectivity projects (government supported initiatives to bring broadband services to rural and remote communities and those with limited terrestrial infrastructure) are growing in both developed and developing nations. Governments are increasingly focused not just on basic connectivity but on enabling high quality connectivity to rural areas, similar to that in urban areas. For example, the Canadian Government’s universal broadband program envisions connecting every Canadian household to a 50x10 Mbps service, far superior to that available today.

Additional government programs supporting better connectivity to businesses and institutions in remote areas (e.g., agriculture, schools, and hospitals) are also on the rise. Telesat may provide backhaul services to funding recipients of programs such as the following:
•
The U.S. has created a US$20 billion universal broadband program, the Rural Digital Opportunity Fund (“RDOF”), to subsidize service providers to connect underserved areas. The RDOF program incentivizes low latency (sub-100 milliseconds) services that are not deliverable by traditional GEO satellites, but are deliverable by LEO satellites. Further, the U.S. has created a “5G Fund for Rural America” of US$9 billion to bring 5G mobile broadband service to rural areas that would be unlikely to otherwise see deployment of 5G broadband service.

•
Broadband Europe promotes the European Commission’s vision and policy actions to turn Europe into a Gigabit Society by 2025, backed by various initiatives amounting to nearly €15 billion in spending support.

•
As universal broadband connectivity has become a key public policy objective in many countries around the world, there are similar universal broadband support initiatives in these countries, including India, Brazil, Australia, Nigeria and Indonesia.

Telesat Lightspeed, which is expected to provide affordable, fiber-like connectivity and backhaul to remote areas, stands to benefit from the expansion of networks and growing demand for high-speed, low latency connectivity resulting from such government-funded digital inclusion programs.
Aviation
The aviation market opportunity addressable by LEO will be approximately US$2.6 billion in 2023 and is forecast to grow at 7% annually through 2025 to reach approximately US$3 billion, according to NSR.5 The market opportunity includes delivering connectivity services to commercial aircraft and business jets. Airlines are looking to provide value added and differentiated services to customers, such as free in-flight Wi-Fi and on-demand video streaming. For example, in 2019, Delta CEO Ed Bastian established a goal of free Wi-Fi for 100% of passengers within one to two years at speeds as fast as terrestrial network standards.
However, there are currently no high-quality, low-cost, “gate-to-gate” in-flight connectivity (“IFC”) solutions in the marketplace. IFC service providers are facing network capacity constraints in the U.S., especially around demand hotspots such as large airports, and will not have the necessary capacity to support the expected surge in demand should airlines start adopting free in-flight Wi-Fi.
As broadband connectivity has become increasingly important to businesses and individuals, the need to stay connected has spread to locations that cannot readily access terrestrial networks. In aeronautical markets, satellite broadband for passenger and crew communications has become a significant driver of demand and a competitive differentiator as airlines and business jet operators around the world compete for passengers and staff. In addition, aircraft manufacturers and key parts suppliers (e.g., aircraft engine manufacturers) seek improved broadband connectivity to better monitor aircraft health, weather conditions and to optimize airline operations. For example, better and real-time data from the aircraft to the ground will help optimize flight paths and improve maintenance planning, all leading to lower operating cost for the airlines.
The flexible architecture of Telesat Lightspeed is designed to deliver high throughput services to high demand air traffic corridors at speeds and costs that will allow airlines to unlock the benefits of IFC. We plan to offer full global coverage with the flexibility for the airlines and their IFC service providers to dynamically allocate capacity to any plane globally, allowing them to efficiently manage their capacity pools. Telesat Lightspeed is planned as a fully integrated satellite and ground segment network, relieving IFC service providers of the burden and cost of managing their own global hub infrastructure.
Though COVID-19 has adversely impacted the aviation sector, air traffic is expected to return to pre-pandemic levels on a time horizon that coincides with the launch of Telesat Lightspeed.

5
NSR Aeronautical Satcom Markets, 5th Edition.

Maritime
The maritime market opportunity that can be addressed by LEO satellite constellations is expected to be approximately US$5 billion in 2023 and grow at 10% annually through 2025 to reach about US$6 billion, according to NSR.6 This market includes connectivity to merchant vessels, oil & gas sites, yachts and cruise ships.
Currently, GEO satellite operators provide maritime connectivity networks, but these systems suffer from low capacity, high latency and high cost and fail to deliver the connectivity experience desired by passengers and crew members at sea. Cruise lines compete with terrestrial holiday options and greatly benefit from the ability to deliver an at-home-type connectivity experience to customers at sea. We believe Telesat Lightspeed will be uniquely positioned to deliver high throughput and low latency to cruise ships anywhere in the world, ensuring a compelling connectivity experience.
Similarly, yacht owners want to enjoy the same high-quality broadband experience that they have in their homes and offices. For the merchant shipping lines and large oil and gas offshore platform operators, quality and fully global connectivity are a key “ask” of the crew and influences the ability to attract and retain employees. Real-time ship-to-shore connectivity also enables important operational efficiencies (e.g., optimal sea routes reduce vessel fuel costs).
Similar to aviation services, the flexible architecture of Telesat Lightspeed will deliver high throughput services to high demand ports and full global coverage with the flexibility to allocate capacity to any maritime vessel globally, meaning that commercial and passenger fleets alike can ensure consistent fiber-like connectivity throughout the duration of their journeys.
In the maritime segment, COVID-19 has primarily impacted demand for cruises. However, we expect demand for cruises to return to pre-pandemic levels prior to the launch of Telesat Lightspeed.
Another growth driver for satellite services is expected to come from increased demand in the resource sector, largely driven by oil and gas exploration, the level of which has been driven principally by global economic growth. A number of energy projects have been scaled back or put on hold due to recent sectoral headwinds, but to the extent that levels of exploration and extraction recover, we expect it will drive demand for our satellite services. In addition, the current and increasing focus on safety concerns in the resource sector is leading to the implementation of diverse, redundant communications for monitoring and control of resource infrastructure (e.g., automated rigs and pipelines), including video, which may drive demand for low latency satellite services.
Government
We estimate the government market opportunity addressable by Telesat Lightspeed will be approximately US$600 million in 2023 and will grow at 55% annually until 2025 to reach approximately US$1.5 billion.7 Telesat will focus on the government demand addressed by commercial satellite operators. Key applications initially include connectivity to government aircrafts, naval vessels and remote sites.
The U.S. government is the single largest user of commercial satellite communications and most of this use relates to the DoD operations. Global defense spending has been growing for six consecutive years and analysts report that 2019 saw the highest spending levels in the last 50 years. This is expected to drive increased global requirements for commercial satellite communications from the defense segment. Commercial satellites support secure communications, surveillance, reconnaissance, mobile communications, including support for unmanned aerial vehicles, logistics, troop welfare and a host of other services.
Government space architectures are expected in the future to move to multi-orbit “proliferated” constellations, particularly those based in LEO. As more nations demonstrate anti-satellite systems and communications jamming capability, governments are expected to seek LEO constellations made up of hundreds of advanced, interconnected satellites in an inherently more distributed, resilient network than a network comprised of a handful of high-value GEO satellites. LEO constellations also offer real-time low

6
NSR Maritime Satcom Markets, 4th Edition.

7
International Defense Budgets, US Department of Defense Budgets, Management’s analysis and estimates.

latency connectivity, and global coverage (including the poles). Global low latency communications are a key goal for the unmanned, remotely controlled, sensor platforms, which are vital to government environmental observation, meteorology, and defense. The DoD has made the development of multi-orbit, “hybrid” commercial/government constellations a priority for the new U.S. Space Force. Various DoD agencies have multi-million dollar LEO networks programs involving commercial industry underway, including: DARPA, the Space Development Agency, the Air Force Research Lab and the U.S. Space & Missile Systems Center. Telesat has direct or indirect LEO development contracts with each of these entities.
Another application in the government vertical market is for “space relay” services. Simply described, government-owned spacecraft could transmit data they collect directly to Telesat Lightspeed satellites in space through optical inter-satellite links, using Telesat Lightspeed as a communications relay network to route such data quickly and securely anywhere on Earth. We anticipate that the U.S. and other governments may launch their own satellites that interface with the Telesat Lightspeed network in that manner. Such a “space relay” service would simplify the design and lower the cost of government spacecraft and enable a more rapid technology refresh cycle than is currently the case, a capability that will be particularly attractive for national security applications in a rapidly changing world with budgetary constraints.
Additional Drivers of Demand Across Verticals and Markets for LEO Services
In addition to the factors driving the projected TAM growth in the key verticals described above, we believe the following foreseeable trends can be expected to drive satellite services growth in the coming decade:
•
Internet of Things:   A vast number of physical objects (e.g., factories, appliances, machinery, electric grids and other infrastructure) now have the capability to monitor their environment, report status, receive instructions, and take action based on information they receive. This is all part of the Internet of Things, or IoT, that already comprises billions of devices in use worldwide and which is forecasted to grow at an approximately 20% average yearly rate until 2025. Reliable communications are essential for IoT to work and, while most IoT connections will likely be by terrestrial wireless, the growth in the number of connected devices is expected to drive increased demand for satellite services.

•
Emerging industries:   As developments in technologies like artificial intelligence and automated services progress, future applications such as autonomous driving and the connected car will require more than one communication link to ensure fully redundant connectivity at all times. Telesat Lightspeed is designed to support these developing technologies in an economically feasible manner as they evolve and come to increasingly rely on secure, reliable, low latency communications networks.

Overview of Telesat Lightspeed
We have been developing Telesat Lightspeed with industry-leading partners for over five years in order to optimize and de-risk its performance. As discussed in greater detail below, Telesat Lightspeed has been optimized to serve the fast-growing broadband connectivity requirements of fixed and mobile network operators, aeronautical and maritime users, enterprise customers and governments.
Telesat Lightspeed will consist of 298 state-of-the-art interconnected LEO satellites coupled with a sophisticated and integrated terrestrial infrastructure to create a fiber-like broadband network from the sky for commercial and government users worldwide. Our fleet will have 78 polar-orbit satellites and 220 inclined-orbit satellites, providing full global coverage while concentrating capacity over geographic regions of highest demand. Additional satellites and ground facilities can be added to the network to meet increased user demand as and when required.
In January 2018, our first LEO satellite was successfully launched into orbit. This Phase 1 LEO satellite has demonstrated certain key features of the Telesat Lightspeed system design, specifically the capability of the satellite and customer terminals to deliver a low latency broadband experience. We also installed ground infrastructure at our teleport in Allan Park in Canada to support testing with a variety of existing and prospective customers and potential suppliers of the Telesat Lightspeed system hardware who have been participating in trials since the second half of 2018. We have received positive feedback from customers.

On February 9, 2021, Telesat announced that the company selected Thales Alenia Space (“TAS”) to be the prime manufacturer of the Telesat Lightspeed constellation. On February 18, 2021, Telesat announced that it selected MDA to manufacture the phased array antennas to be incorporated into the Lightspeed satellites. The execution of the definitive manufacturing agreements with TAS and MDA, the commencement of full construction activities and the final constellation deployment schedule are subject to, and conditional upon, the progress of the financing for the program.
On February 18, 2021, Telesat also announced that it had entered into a Memorandum of Understanding (“MOU”) with the Government of Québec for an investment of $400 million into Telesat Lightspeed. Under the terms of the MOU, the investment by the Government of Québec will consist of $200 million in preferred equity of Telesat LEO Inc., as well as a $200 million loan. It is expected that a final agreement will be completed in the coming months. The Government of Québec’s $400 million investment is subject to a number of conditions, including financing and the entering into of a further, definitive agreement.
On August 12, 2021, Telesat announced that it expects to receive a $1.44 billion investment from the Government of Canada to support Telesat Lightspeed. Under the terms of the agreement, the Government of Canada would provide a loan of $790 million and make a $650 million preferred equity investment in Telesat LEO Inc., an indirect operating subsidiary that will hold substantially all of the assets of Telesat Lightspeed. In return, Telesat will commit to make certain minimum capital and operating expenditures in Canada in connection with the program and to create hundreds of Canadian high-quality, full-time jobs and co-ops and provide academic scholarships and, in addition, we will grant to the Government of Canada warrants to purchase a number of Telesat Public Shares with an aggregate price equal to (i) 10% of the principal amount of the loan and (ii) 10% of the subscription amount of the preferred equity investment in Telesat LEO Inc. at an exercise price equal to the 180-day volume weighted average trading price of the Telesat Public Shares on the Nasdaq immediately after the listing of the Telesat Public Shares. The warrants granted to the Government of Canada will have a term of 10 years and are exercisable any time after the second anniversary of the listing of the Telesat Public Shares. In connection with the entering into of definitive loan and subscription documents, the Government of Canada will enter into a registration rights agreement that will require us to file a registration statement and/or prospectus to qualify the distribution of the warrants or Telesat Public Share issued upon exercise of the warrants. These registration rights will continue as long as the holder of the warrants (i) owns at least 10% of the outstanding shares of Telesat Corporation on a fully-diluted basis, (ii) is a “control person” under applicable Canadian securities laws or an “affiliate” under applicable U.S. securities laws or (iii) may not sell the warrants or shares issued upon exercise of the warrants under Rule 144 of the U.S. Securities Act of 1933 without limitation thereunder. With the investment from the Government of Canada and other financing sources already in place, Telesat now has arrangements for approximately $4 billion in funding for the program. These arrangements, including the Government of Canada investment, are subject to a number of conditions, including the entering into of further, definitive agreements.
We continue to take a number of steps to continue to progress the Telesat Lightspeed business plan, including putting in place arrangements with launch providers, ground systems operators, and antenna manufacturers (to advance the development of economical and high efficiency antenna systems).
We currently estimate that the Telesat Lightspeed program will require a capital investment of approximately US$5 billion over the next four years for satellites, launch vehicles, insurance, related ground systems, and other related capex, of which over US$0.2 billion has been invested to date. We anticipate diverse sources of financing, including (subject to compliance with our borrowing covenants) our current cash-on-hand, expected cash flows of our GEO business, potential future equity and equity-like issuances, and future borrowings, including from export credit agencies, the Government of Quebec, and the Government of Canada.
Revenue commitments for Telesat Lightspeed were approximately US$663 million as at September 30, 2021. In addition, the Government of Ontario has purchased, over a five-year term, a $109 million dedicated Telesat Lightspeed capacity pool to be made available at substantially reduced rates to Canadian Internet service providers (ISPs), and mobile network operators.
There are numerous risks and uncertainties associated with our planned Lightspeed constellation. See “Risk Factors — Risks Relating to Telesat Corporation's Lightspeed Constellation.”

Telesat Lightspeed Infrastructure
Satellites
Telesat Lightspeed was designed to optimally serve the key market verticals on which we are focused. It will allow Telesat to provide high-performing and cost-effective broadband services that will allow Telesat customers, serving both traditional and new satellite markets, to improve their competitiveness and expand their businesses. Telesat Lightspeed satellites incorporate leading-edge technologies and features, including:
•
Advanced phased array antennas instantly match capacity to demand:   The antennas on each satellite are combined with advanced, nearly-instantaneously beam hopping technology that can create approximately 135,000 beams and dynamically focus multiple Gbps of capacity — an order of magnitude higher than any other system — into demand hot spots like remote communities, large airports or major seaports;

•
Interlinked satellite mesh network in space for high resilience and new applications:   Nearly 1,200 high capacity optical links — four on each satellite — that combine to create a first-ever, highly resilient, flexible and secure space-based IP network, moving data across the network and around the world at the speed of light;

•
Data processing in space provides most efficient traffic routing:   Full digital modulation and demodulation occurs on the satellite, coupled with a revolutionary end-to-end network operating system, improves link performance and gives customers unprecedented flexibility for routing traffic across the globe, eliminating gateway hops for the fastest, most secure, end-to-end delivery of data; and

•
Hybrid orbits maximize network efficiency and unit cost economics:   Telesat Lightspeed satellites fly in an innovative combination of polar and inclined orbits, resulting in true pole-to-pole global coverage, concentrating capacity in areas where it is most needed to maximize network efficiency and achieve superior unit cost economics.

Ground-Based Infrastructure
The ground-based infrastructure of Telesat Lightspeed will consist of the landing stations (“Landing Stations”) and terrestrial network (“Terrestrial Network”) segments. Telesat Lightspeed is designed to make it easy for customers to connect to the network and communicate through it. Metro Ethernet Forum standards-compliant services are expected to further simplify the integration of Telesat Lightspeed into customer provisioning, operations and billing systems.
•
Landing Stations:   We plan to deploy up to 50 widely distributed Landing Stations around the world to provide connectivity to Telesat Lightspeed. Satellites will be designed to connect to as many as four Landing Stations simultaneously. The Landing Stations provide the forward and return feeder links that connect the satellites to our ground system and have a level of operational availability comparable to modern data centers. Landing Stations will be operated remotely from our Network Operations Center in Canada.

•
Terrestrial Network:   The Terrestrial Network consists of Network Access Points (“NAPs”), Points of Presence (“PoPs”) and the global fiber network that interconnects all elements of the network, including the Landing Stations, NAPs and data centers. NAPs perform signal routing, data processing and network management functions. One or more Landing Stations may connect to a regional NAP. A NAP may support one or several PoPs.

Telesat Lightspeed Performance Features
Telesat Lightspeed will provide critical features and functionality that will make it a highly compelling value proposition in the market verticals it has been optimized to serve, including:
•
High throughput:   Individual links will be at speeds in the gigabits per second and Telesat Lightspeed will have multiple terabits per second of total usable capacity;

•
Low latency:   Data will travel from the customer location to the internet (or the customer’s network) in 30 to 50 ms, which is roughly 20 times faster than the latency that GEO satellites can provide;

•
Low cost:   With its highly innovative design, Telesat Lightspeed will have a cost advantage over other satellite broadband solutions, enhancing its competitiveness and expanding the addressable market for satellite-delivered connectivity solutions;

•
Focused and flexible capacity:   The network will be able to dynamically allocate high capacity where and when customers require it, and will be able to reconfigure that capacity distribution as customer demand changes and evolves;

•
True global coverage:   Telesat Lightspeed will provide coverage of the Earth’s entire surface, from pole to pole, fulfilling the needs of governments and mobility markets, such as aviation and maritime for global network coverage and providing a uniform connectivity experience;

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Interoperability with terrestrial networks:   Customers want to connect to a satellite network as seamlessly as they do to terrestrial fiber networks today. Telesat Lightspeed leverages MEF 3.0 industry-wide network interface standards which enables simple, seamless integration with customers’ terrestrial networks, without the need to integrate proprietary hardware or software. Through MEF’s 3.0 underlay connectivity service standards, customers can easily understand the capabilities provided by Telesat Lightspeed and how these software-defined digital services can be procured and integrated into their networks; and

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Unmatched security and resiliency:   By using hundreds of interconnected satellites on both polar and inclined orbits and multiple beams on each satellite, combined with the ability to dynamically reshape beam patterns on the Earth, we believe Telesat Lightspeed will provide a level of resiliency and protection against interference never before available in satellite communications. In addition, industry-standard encryption will protect the network control functions, providing a high-level of security.

Since January 2018, we have used the Phase 1 LEO satellite to demonstrate key features of our LEO system design, specifically the capability of the satellite and customer terminals to deliver a low latency broadband experience. We have conducted successful demonstrations in each of the key vertical markets we are targeting.

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Terrestrial:   In partnership with Vodafone and the University of Surrey, we demonstrated that LEO satellites can provide effective backhaul transport for mobile network operators, including advanced backhaul solutions for 5G, based on round trip latency of 18-40 milliseconds during testing, among the lowest ever for a satellite broadband connection. Additional commercial LEO tests have been conducted with Telefonica, Optus and Motorola Solutions.

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Aviation:   We have successfully demonstrated Telesat Lightspeed network’s IFC service capabilities via our LEO satellite with Honeywell and Global Eagle.

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Maritime:   We have successfully demonstrated Telesat Lightspeed network’s fit for maritime satellite communications services via our Phase 1 LEO satellite with NSSL Global and have already signed a multi-year contract with OmniAccess, a leader in specialized maritime connectivity solutions, for future broadband services on Telesat Lightspeed, validating the strong potential in the maritime vertical.

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Government:   Telesat Lightspeed is particularly attractive to governments because of its resilient distributed nature, low latency, and truly global service.

In 2018, we were awarded a contract by DARPA to demonstrate capabilities of Telesat Lightspeed with DARPA’s experimental “Blackjack” constellation. In October 2020, DARPA awarded us a contract for the development and in-orbit demonstration of commercial spacecraft buses in a LEO constellation network with robust low latency communications features. As part of this follow-on contract, we will deliver two spacecraft buses to DARPA for a “risk reduction” flight to test OISL communications with government payloads in orbit and to demonstrate OISL interoperability with different hardware.
We also have contracts in place with prime contractors L3 Harris and General Dynamics Mission Systems for demonstrations and studies with Air Force Research Labs and NASA. In October 2020, Telesat U.S. Services was selected to become part of the Lockheed Martin team, which was recently awarded the Space Transport Layer Tranche 0 contract by the U.S. Space Development Agency.
Taken together, these developing relationships and contract awards demonstrate that the U.S. government is investing significant resources to bring about its “pivot” from GEO- to LEO-based satellite systems and its demonstrated interest in Telesat Lightspeed as a commercial satellite solutions provider.
The Competitive Landscape for Our Services
We compete against other global, regional and national satellite operators and with providers of terrestrial-based communications services.
Telesat is a leading global satellite operator. Other scaled, global satellite operators include Intelsat S.A. (“Intelsat”), SES S.A. (“SES”), Eutelsat S.A. (“Eutelsat”), and Inmarsat. We also compete against a number of nationally or regionally focused satellite operators around the world. Telesat competes with these operators based primarily on the quality of our services, location of our orbital slots, performance characteristics of our satellites, price, and overall client needs.
The other major LEO satellite systems that have been announced to date are (i) OneWeb, (ii) SpaceX Starlink, and (iii) Amazon Kuiper. We believe that the innovative architecture and advanced technology of Telesat Lightspeed will allow us to compete effectively against any of the other proposed systems.
We believe the combination of the following attributes positions us highly favorably to commercialize Telesat Lightspeed successfully, notwithstanding our competitors in the LEO marketplace:
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Enterprise-grade system:   Telesat Lightspeed is focused on enterprise solutions and optimized for that purpose. Our constellation design, features and functionality will be the most compelling satellite-based enterprise grade network in the world.

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Vast technical expertise, experience and relationships:   As a trusted satellite operator with a highly experienced management team, we have longstanding relationships at the most important levels of the industry (e.g., customers, suppliers and regulators), and an established eco-system of partners to design a technologically-advanced and economical ground infrastructure. By comparison, many competitive LEO services are each being offered by a new market entrant with little experience in developing, deploying and operating satellite networks or in providing satellite communication services.
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Existing, engaged customer base:   We are known and trusted by key customers and have a deep understanding of their requirements. Over 400 telecommunications, enterprise, and government customers today rely on Telesat to help plan their future mission critical infrastructure needs.

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Global regulatory experience:   Regulatory compliance is a critical aspect of operating and commercializing a satellite network. Obtaining rights to use spectrum and to gain access to provide service in countries around the world is a complex process. National governments have viewed space, and access to their markets from space, as a critical asset and insist on compliance with their regulations. The framework for NGSO spectrum rights, both at an individual country level and internationally at the ITU, is evolving, and it is critical to be an active participant in, and have deep knowledge of, these processes. Telesat has extensive experience in all of these areas, as well as credibility with regulators and other industry participants. This has been, and will continue to be, an important competitive advantage for Telesat versus those companies that do not have the same experience as Telesat. For further regulatory detail, see “— Regulation.”

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Priority spectrum rights:   Telesat’s ITU priority spectrum rights among commercial Ka-band LEO systems (including SpaceX, Amazon and OneWeb) generally requires other LEO systems to ensure that they do not create interference for Telesat Lightspeed. This should allow Telesat Lightspeed to operate as designed, while requiring other systems to take measures to avoid interfering with Telesat Lightspeed’s operations, which may adversely impact their operating capabilities. The only country, to date, that has enacted an approach to how constellations coordinate their operations that does not follow the ITU process is the U.S. There, the FCC has enacted rules and policies that, absent coordination, require satellite operators whose license or market access was granted in the first processing round (as is the case for Telesat, SpaceX, OneWeb and O3b) to split spectrum during in-line interference events. Under the FCC’s rules, the first operator to launch a Ka-band LEO satellite as part of its authorized constellation will be able to choose which portion of the spectrum it will use when spectrum is split during in-line interference events. Because Telesat launched its first Ka-band satellite before other first processing round systems launched theirs, Telesat should be able to choose the portion of the spectrum it will use during in-line interference events. There are uncertainties as to how the FCC will apply this rule. The FCC’s rules and policies also require satellite operators whose license or market access was granted in subsequent processing rounds to protect systems granted in the first processing round. Amazon’s system was granted its license in the second processing round and, therefore, must operate on a non-interference basis with respect to licenses or market access rights granted in the first processing round. Some countries require foreign operators obtain the coordination agreement of domestic operators before market access is approved, but otherwise do not supplant the ITU process among foreign applicants. The only country, to date, that has granted national priority status to a foreign applicant for market access based on date of receipt of the market access application is Brazil. See “Risk Factors — Risks Relating to Regulatory Matters”.

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Strong government support:   As part of Canada’s commitment to bridge the digital divide inside its borders, we have entered into a partnership with the Government of Canada to bring affordable, high-speed internet connectivity across rural, underserved areas of Canada. Under the terms of our agreement, Telesat would receive revenue of $600 million from the Government of Canada over a ten year period commencing when the Telesat Lightspeed network begins commercial service, which will enable internet and mobility service providers to acquire Telesat Lightspeed capacity at substantially reduced rates to bring universal broadband connectivity to rural, Northern and Indigenous communities across Canada. The partnership is expected to generate $1.2 billion in revenue for Telesat over ten years, which includes the $600 million from the Government of Canada. The Government of Canada will also contribute up to $85 million to Telesat through the Government of Canada’s SIF, and Telesat continues to work closely with other provincial, territorial and local governments across Canada — as well as other key regions globally — to support government focus on this goal. We further expect to receive a $1.44 billion investment from the Government of Canada to support Telesat Lightspeed consisting of $790 million loan and a $650 million preferred equity investment in Telesat Lightspeed through Telesat LEO Inc. We have also entered a MOU with the Government of Québec for an investment of $400 million into Telesat

Lightspeed, which would consist of $200 million in preferred equity of Telesat LEO Inc. as well as a $200 million loan. In addition, we have partnered with the Government of Ontario to bridge the digital divide pursuant to which Ontario has purchased, over a five-year term, a $109 million dedicated Telesat Lightspeed capacity pool which will be made available at substantially reduced rates to Canadian Internet service providers (ISPs), including Indigenous owned and operated ISPs, as well as mobile network operators, to expand high-speed Internet and LTE/5G networks to Ontario’s unserved and underserved communities. The partnership is expected to generate over $200 million in revenue for Telesat over five years, which includes the $109 million from the Government of Ontario. This government support is subject to a number of conditions, including, in the case of the $400 million Government of Quebec investment and the $1.44 billion Government of Canada investment, the entering into of further, definitive agreements.
Employees
As of September 30, 2021, we and our subsidiaries had approximately 462 permanent full and part-time employees. Approximately 3% of our employees are subject to collective bargaining agreements. Our employee body is primarily comprised of professional engineering, sales and marketing staff, administrative staff and skilled technical workers. We consider our employee relations to be good.
Intellectual Property
Our success depends in part on our ability to obtain, maintain, protect, and enforce our intellectual property rights. We rely on a combination of patent, trademark, trade secret, copyright and other intellectual property rights and measures to protect the services and technology that we consider important to our business. We also rely on know-how, trade secrets and continuing technological innovation to develop and maintain our competitive position.
Our policy is to seek to protect our proprietary position by, among other methods, pursuing and obtaining patent protection in the United States and in jurisdictions outside of the United States related to our technology, inventions, improvements and services that are important to the development and implementation of our business. As of September 30, 2021, we owned 41 issued patents, four of which are in the United States. These patents expire between 2025 and 2039. We also have several pending Canadian, U.S., and international patent applications.
The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. Generally, in the United States, issued patents are granted a term of 20 years from the earliest claimed non-provisional or Patent Cooperation Treaty filing date. In certain instances, a patent term can be adjusted to recapture a portion of delay by the U.S. Patent and Trademark Office, or the USPTO, in examining the patent application (patent term adjustment, or PTA). Additionally, a patent term may be shortened if a patent is terminally disclaimed over an earlier filed patent. However, the life of the patent, and the protection it affords, is limited. In addition, we cannot provide any assurance that any patents will be issued from our pending or future applications or that any issued patents will adequately protect our current and future services. We also cannot predict the breadth of claims that may be allowed or enforced in our owned or in-licensed patents or whether such claims, if issued, will cover our services, provide sufficient protection from competitors or otherwise provide any competitive advantage. Any issued patents that we may own or in-license in the future may be challenged, invalidated, narrowed, held unenforceable, infringed or circumvented.
There can be no assurance that infringement of existing third party patents has not occurred or will not occur. Additionally, because the patent application process is confidential, there can be no assurance that third parties, including competitors, do not have patents pending that could result in issued patents which we may infringe. In such event, we may be restricted from continuing the infringing activities, which could adversely affect our business, or we may be required to obtain a license from a patent holder and pay royalties, which would increase our cost of doing business.
We believe that we have certain know-how and trade secrets relating to our technology and current and future services. We rely on trade secrets to protect certain aspects of our technology related to our current and future services. However, trade secrets and know-how can be difficult to protect. We seek to protect our trade secrets and know-how, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors, service providers, and contractors but these agreements may not provide meaningful protection, and we cannot guarantee that we have executed such agreements with all applicable counterparties. These agreements may also be breached, and we may not have an adequate remedy for any such breach. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. Although we take steps to protect our trade secrets and know-how, third parties may independently develop or otherwise gain access to our trade secrets and know-how.
For more information, please see “Risk Factors — Risks Relating to Intellectual Property”.
Research & Development
Our research and development expenditures are incurred for the studies associated with advanced satellite system designs, and experimentation and development of space, satellite and ground communications services. This includes the planned development of Telesat Lightspeed.
Regulation
We are subject to regulation by government authorities in Canada, the U.S. and other countries in which we operate and are subject to the frequency coordination process of the ITU.
Canadian Regulatory Environment
Telesat Divestiture Act
Telesat was originally established by the Government of Canada in 1969 under the Telesat Canada Act. As part of the Canadian government’s divestiture of its shares in Telesat, pursuant to the Telesat Reorganization and Divestiture Act (1991) (“Telesat Divestiture Act”), Telesat was continued on March 27, 1992 as a business corporation under the CBCA, the Telesat Canada Act was repealed and the Canadian government sold its shares in Telesat. The Telesat Divestiture Act provides that no legislation relating to the solvency or winding-up of a corporation applies to Telesat and that its affairs cannot be wound up unless authorized by an Act of Parliament. For further detail, see “Risk Factors — Risks Relating to the Business of Telesat Corporation.” In addition, Telesat and its shareholders and directors cannot apply for Telesat’s continuation in another jurisdiction or dissolution unless authorized by an Act of Parliament.
Telecommunications Act
Telesat is a Canadian carrier under the Canadian Telecommunications Act (“Telecom Act”). The Telecom Act authorizes the Canadian Radio-Television and Telecommunications Commission (“CRTC”) to regulate various aspects of the provision of telecommunications services by us and other telecommunications service providers. Telesat is currently not subject to detailed rate regulation, however the CRTC has retained its powers under the Telecom Act to impose price regulation or other regulatory measures on Telesat in the future, as necessary. In addition, Section 28(2) of the Telecom Act provides that the CRTC may allocate satellite capacity to particular broadcasting undertakings if it is satisfied that the allocation will further the implementation of the broadcasting policy for Canada.
Radiocommunication Act
Our operations are subject to regulation and licensing by ISED pursuant to the Canadian Radiocommunication Act. ISED has the authority to issue spectrum and earth station licenses and establish policies and standards related to the radio frequencies upon which our satellites and earth stations depend. The Minister responsible for ISED has broad discretion in exercising this authority to issue licenses, fix and amend conditions of licenses, and to suspend or even revoke them. Some of the spectrum licenses under which we operate the Anik and Nimiq satellites require us to comply with research and development and other industrial and public benefit commitments, to pay annual spectrum license fees and to provide pan Canadian satellite coverage.

ISED traditionally licensed satellite radio spectrum using a competitive licensing process. In 2012, ISED conducted a public consultation on the licensing framework for fixed satellite service (“FSS”) and broadcasting satellite service (“BSS”) in Canada. As a result, effective January 6, 2014, all FSS and BSS licenses are awarded to qualified applicants on a first-come, first-served basis, and spectrum licenses have replaced radio licenses. The term of spectrum licenses is 20 years, with a high expectation of renewal. ISED may, however, issue licenses with a shorter term. Spectrum licenses include standard conditions of license, including milestones for construction, launch and deployment of satellite(s).
ISED is in the process of reallocating a portion of the C-band frequencies to terrestrial mobile 5G. As a result, Telesat is required to vacate a portion of the C-band, other than in satellite dependent areas, by March 31, 2025.
The Canadian Government opened Canadian satellite markets to foreign satellite operators as part of its 1998 WTO commitments to liberalize trade in basic telecommunications services, with the exception of DTH television services provided through FSS or DBS facilities. In September 2005, the Canadian Government revised its satellite-use policy to permit the use of foreign-licensed satellites for digital audio radio services in Canada.
Contribution Collection
Since November 2000, pursuant to the CRTC’s Decision CRTC 2000-745, virtually all telecommunications service providers are required to pay contribution charges, which are fees paid into a central fund used to support the provision of video relay service, and to subsidize the cost of providing telephone and broadband service in underserved and high-cost serving areas. The charges payable by a telecom service provider are calculated as a percentage of its Canadian telecommunications service revenues, minus certain deductions (e.g., terminal equipment sales and inter-carrier payments). The rate for 2020 is 0.44%. An interim rate also of 0.44% has been established by the CRTC for 2021.
United States Regulatory Environment
The FCC regulates the provision of satellite services to, from, or within the U.S.
Our U.S.-licensed satellites operate on a non-common carrier basis. Consequently, they are not subject to rate regulation or other common carrier regulations enacted under the Communications Act of 1934. We pay FCC filing fees in connection with our space station and earth station applications and annual license and market fees to defray the FCC’s regulatory expenses. Annual and quarterly reports must be filed with the Universal Service Administrative Company (“USAC”) covering interstate/international telecommunications revenues. Based on these reports, USAC assesses us for contributions to the FCC’s Universal Service Fund (“USF”). Payments to the USF are made on a quarterly and annual basis. The USF contribution rate is adjusted quarterly, was set at 33.4% for the second quarter of 2021, decreased to 31.8% for the third quarter of 2021, and is expected to decrease further to 29.1% for the fourth quarter of 2021. At the present time, the FCC does not assess USF contributions with respect to bare transponder capacity (i.e., agreements for space segment only).
The FCC currently grants geostationary-like satellite authorizations on a first-come, first-served basis to applicants who demonstrate that they are legally and technically qualified and that the public interest will be served by the grant. To facilitate the provision of FSS in C-, Ku-, Ka- and V-band frequencies in the U.S. market, foreign licensed operators can apply to have their satellites either placed on the FCC’s Permitted Space Station List (for certain frequencies) or be granted a declaratory ruling (for other frequencies).
In contrast, applications for non-geostationary-like satellite authorizations are generally dealt with through processing rounds, initiated by public notice or the submission of a lead application. Grants include conditions of license including deployment milestones. If more than one non-geostationary system from the same processing round intends to use the same frequencies, coordination is required; however if coordination cannot be reached, the U.S. rules require that band splitting be applied. Non-geostationary systems from a later processing round must protect systems from earlier processing rounds.
The bond and milestone requirements for U.S.-licensed satellites apply equally to foreign-licensed satellites granted U.S. market access. Under these licensing and market access rules, a bond must be posted, starting at US$1 million when a geostationary satellite or non-geostationary satellite constellation authorization is granted and escalating to up to US$3 million in the case of a geostationary satellite and US$5 million in the case of a non-geostationary satellite constellation. The entire amount of the bond may be forfeited if there is failure to meet the FCC’s milestone for the launch and commencement of operations of a geostationary satellite by the fifth anniversary of the grant date or the milestone for the deployment of 50% of the satellites in a non-geostationary satellite constellation by the sixth anniversary of the grant date. In addition to the loss of the bond, if the 50% non-geostationary milestone is not met, the license or market access authorization is reduced to the number of satellites in the constellation that were in their assigned orbit by the deadline. Similarly, if a non-geostationary operator meets the 50% milestone, it must deploy 100% of its authorized satellites by the ninth anniversary of the grant date, and if that milestone is missed, the license or market access authorization is reduced to the number of satellites that were in their assigned orbit by the deadline. According to current licensing rules and policies, the FCC will issue new satellite licenses for an initial 15-year term and will provide a licensee with an “expectancy” that a subsequent license will be granted for the replacement of an authorized geostationary satellite using the same frequencies. At the end of the 15-year term, a geostationary satellite that has not been replaced, or that has been relocated to another orbital location following its replacement, may be allowed to continue operations for a limited period of time subject to certain restrictions.
The FCC has reallocated a portion of the C-band frequencies to terrestrial mobile 5G. As a result, terrestrial mobile 5G auction winners will be required to compensate a subsidiary of Telesat if Telesat vacates a portion of the C-band on an accelerated schedule. As in other jurisdictions, the FCC is considering and may adopt new spectrum allocations for terrestrial mobile broadband and 5G, including in bands that are currently allocated to satellite services.
The U.S. made no WTO commitment to open its DTH, DBS or digital audio radio services to foreign competition, and instead indicated that the provision of these services by foreign operators would be considered on a case-by-case basis, based on an evaluation of the effective competitive opportunities open to U.S. operators in the country in which the foreign satellite was licensed (“ECO-sat test”) as well as other public interest criteria. While Canada currently does not satisfy the ECO-sat test in the case of DTH and DBS service, the FCC has found, in a number of cases, that provision of these services into the U.S. using Canadian-licensed satellites would provide significant public interest benefits and would therefore be allowed. In cases involving us, U.S. service providers Digital Broadband Applications Corp., DIRECTV and EchoStar have all received FCC approval to access Canadian-authorized satellites under Telesat’s direction and control in Canadian-licensed orbital locations to provide DTH-FSS or DBS service into the U.S.
In order to secure FCC consent for the consummation of the Transaction Agreement, Telesat Canada, Telesat Corporation and several affiliated entities entered into a letter agreement under which they made commitments to the United States Department of Justice relating to such matters as cybersecurity; the access of non-U.S. persons or entities to certain facilities or information; the principal equipment that supports their core telecommunications or information services, functions, or operations; and the availability of certain records and communications in response to lawful U.S. law enforcement requests. This letter agreement replaces an earlier letter agreement that Telesat had with the United States Department of Justice entered in order to secure FCC consent to the Skynet Transaction.
The export of U.S.-manufactured satellites and technical information related to satellites, earth station equipment and provision of services to certain countries are subject to State Department, Commerce Department and Treasury Department regulations.
In 1999, the U.S. State Department published amendments to the ITAR, which included satellites on the list of items requiring export licenses. Effective November 2014, further amendments to the ITAR transferred jurisdiction of certain satellites and related technology to the Export Administration Regulations administered by the Commerce Department, which also impose license requirements in specified circumstances.
Brazil Regulatory Environment
The Brazilian national telecommunications agency, ANATEL, grants exploitation rights for Brazilian satellites to companies incorporated and existing in Brazil. Until October 2019, these exploitation rights were granted to companies who participated in specific auctions conducted by ANATEL. Such requirement of specific auctions was abolished by Federal Law No. 13,879, dated October 3, 2019 (“Law No.13,879/2019”), which amended the Brazilian General Telecommunications Law. They were replaced by a simpler administrative process to be determined by ANATEL. Under this administrative process, interested companies will continue to be required to demonstrate that they are legally, technically and financially qualified and that the public interest will be served by the grant. ANATEL may also grant exploitation and landing rights for foreign satellites when the public interest is evidenced, provided that the applicant company provides certain specific technical information on the relevant satellite and appoints a legal representative in Brazil (i.e., a company incorporated and existing in Brazil). The landing rights of foreign satellites shall be granted to the owner of the space segment or the company who holds the right to operate it, in whole or in part, but the satellite capacity may only be commercialized in Brazil through the local legal representative. In exploitation and landing rights of Brazilian satellites, the rights are granted conditional on payment of applicable fees (payment may be converted into investment commitments) and are valid for up to 15 years renewable for additional periods provided that the obligations already assumed are fulfilled. Additionally, pursuant to Decree No. 10,402, dated June 17, 2020, which regulated Law No. 13,879/2019, in assessing requests for additional periods, ANATEL shall also take into consideration competition aspects, the efficient use of scarce resources and the public interest. In exploitation and landing rights of foreign satellites, the rights are granted conditional on payment of applicable fees and are valid for up to 15 years renewable once for an additional equal period.
ANATEL has authorized us, through our subsidiary, Telesat Brasil Capacidade de Satélites Ltda. (“TBCS”), to operate FSS satellites at the 63° WL orbital location. In December 2008, TBCS entered into a new 15-year Concession Agreement with ANATEL which obligates TBCS to operate a Ku-band satellite in accordance with Brazilian telecommunications law and contains provisions to enable ANATEL to levy fines for failure to perform according to the Concession Agreement terms. In May 2015, TBCS was the successful bidder in an ANATEL auction for Ka-Band and Planned Ku-band frequency rights at the 63° WL orbital location and the associated 15-year Concession Agreements were signed on March 2, 2016. Our Estrela do Sul 2 and Telstar 19 VANTAGE satellites are located at 63° WL and make use of these frequency rights.
In addition, ANATEL has accredited TBCS as legal representative in Brazil of two non-Brazilian satellites: Telstar 12 VANTAGE and Anik G1.
Tonga Regulatory Environment
We own the Telstar 18 VANTAGE satellite, which currently operates at the 138° EL orbital location under an agreement with APT. APT has been granted the right to use the C- and Ku-band frequencies at the 138° EL orbital location by The Kingdom of Tonga. APT is the direct interface with the Tonga regulatory bodies. Because we have gained access to this orbital location through APT, there is greater uncertainty with respect to our ability to maintain access to this orbital location and the frequencies.
United Kingdom Regulatory Environment
We own and operate the portion of the ViaSat-1 satellite (115° WL) payload that is capable of providing service within Canada. ViaSat-1 operates in accordance with a license granted by the FCC in the U.S. However, by virtue of an intergovernmental arrangement between the U.S. and the United Kingdom, ViaSat-1 operates in accordance with ITU networks filed by the United Kingdom regulatory agency, OFCOM, on behalf of the Isle of Man. The Isle of Man is a British Crown Dependency and Isle of Man satellite frequency filings are filed with the ITU by OFCOM. ManSat Ltd. has been granted rights by the Isle of Man Government to manage Isle of Man satellite frequency filings. Both Telesat and Viasat have a commercial relationship with ManSat. Viasat and Telesat have agreed to cooperate in their dealings with ManSat with respect to the ViaSat-1 satellite for OFCOM and ITU purposes. The Ka-band and portions of the Ku-band frequencies on Telstar 12 VANTAGE, portions of the Ka-band frequencies on Telstar 18 VANTAGE and the Ka-band frequencies on Telstar 19 VANTAGE, are also filed with the ITU by ManSat on behalf of Telesat.

Landing Rights and Other Regulatory Requirements
Many countries regulate satellite transmission signals to, and for uplink signals from, their territory. Telesat has landing rights in major market countries worldwide. In many jurisdictions, landing rights are granted on a per-satellite basis and applications must be made to secure landing rights on replacement satellites.
International Regulatory Environment — International Telecommunication Union
The ITU, a Specialized Agency of the United Nations, is responsible for administering access by member states to frequencies in the radio portion of the electromagnetic spectrum. The ITU Radio Regulations set forth the process that member states must follow to secure rights for geostationary satellite networks and non-geostationary satellite systems to use frequencies, and the obligations and restrictions that govern such use. The process includes, for example, a “first-come, first-served” system for gaining access to certain frequencies, time limits for bringing the frequencies into use by launching one satellite, and in the case of non-geostationary satellite systems, milestones associated with the deployment of additional satellites in the system. In the case of geostationary satellite networks only, certain frequencies at specified orbital locations have been reserved in perpetuity for individual administrations’ use.
Canada, the U.S. and other member states have rights to use certain frequencies. Telesat has been authorized by its ITU filing administrations Canada, USA, Brazil and the United Kingdom of Great Britain and Northern Ireland to use certain frequencies. In addition, through commercial arrangements, Telesat has the right to use certain frequencies for which the Kingdom of Tonga has the rights. Authorized frequencies include those already used by our current satellites, and additional frequencies at various geostationary orbital locations or in non-geostationary constellations that must be brought into use within specified time limits.
The ITU Radio Regulations govern the process used by satellite operators to coordinate their operations with other satellite operators to avoid harmful interference. Each member state is required to give notice of, coordinate and register its proposed use of radio frequency assignments with the ITU. The filing and registration process is administered by the ITU Radiocommunications Bureau (“ITU-BR”).
Once a member state has filed its proposed use of frequencies with the ITU, other member states inform that member state and the ITU-BR of any intended use that has the potential to cause interference to either existing operations, or operations that may occur in accordance with priority rights. The member states are then obligated to negotiate with each other in an effort to coordinate the proposed uses and resolve interference concerns. If all outstanding issues are resolved in accordance with the various procedures of the ITU Radio Regulations, the frequencies are entered into the ITU’s Master International Frequency Register (“MIFR”). Registered frequencies are entitled under international law to interference protection from subsequent or nonconforming uses.
Under the ITU Radio Regulations, a member state that places a satellite or any ground station into operation without completing coordination could be vulnerable to interference from other systems and may have to alter the operating parameters of its satellite or ground station if harmful interference occurs to other users already entered in the MIFR or that have priority rights.
The process of ITU filing and notification in the MIFR of frequencies spans a period of seven years, or longer, depending upon the frequency band and the various provisions of the ITU Radio Regulations that may be invoked. Telesat’s authorized frequencies are in various stages of the coordination and notification process. Many frequencies have completed the process and have been registered in the MIFR. In other cases, coordination is on-going so that entry into the MIFR is pending or provisional. This is typical for satellite operators. Depending upon the outcome of coordination discussions, satellite operators may need to make concessions in terms of how a frequency may be used. The failure to reach an appropriate arrangement with such satellite operators may render it impossible to secure entry into the MIFR and result in substantial restrictions on the use and operations of our existing satellites. In the event disputes arise during the coordination process or thereafter, the ITU Radio Regulations set forth procedures for resolving disputes but do not contain a mandatory dispute resolution mechanism or an enforcement mechanism. Rather, the rules invite a consensual dispute resolution process for parties to reach a mutually acceptable agreement. Neither the rules nor international law provide a clear remedy for a party where this voluntary process fails.
Other Orbital Spectrum
We have been authorized by governments to operate using additional frequencies at some of the orbital locations where we are currently operating a satellite. In addition, we have been authorized by governments to operate at other orbital locations where we currently do not have a satellite in service as well as a global LEO constellation in Ka-band. Telesat also submitted an application on November 4, 2021 in the U.S. FCC NGSO V-band second processing round for a global LEO constellation in V-band to augment the Ka-band constellation.
In general, our satellites are subject to various regulatory authorities and to the rights of other operators. See “Risk Factors — Risks Relating to Regulatory Matters — Telesat Corporation’s operations may be limited or precluded by ITU rules or processes, and it is required to coordinate its operations with those of other satellite operators” for more information about these risks.
Satellite Operations
To ensure continuity of service to our customers, we engineer satellites with on-board redundancies by including spare equipment on the satellite, conducting standard testing programs that provide high confidence of performance levels and purchase insurance.
Our operations and engineering personnel are actively involved in all stages of the lifecycle of a satellite from the design through the deorbiting of the satellites that we procure. Our personnel work directly with our contractors at the contractor’s site to provide technical input and monitor progress during the satellite’s design, construction and launch phases. Our personnel operate all of our owned satellites throughout the life of the satellite. We monitor earth station operations and around-the-clock satellite control and network operations so that we can respond when problems occur. In addition, we have in place contingency plans, which we review on a regular basis, for technical problems that may occur during the life of a satellite. We also work closely with earth station manufacturers to test and implement the earth stations that we procure, and to resolve technical problems as they arise.
Our primary consideration in managing our satellite telecommunications systems is to provide reliable and cost-effective services to our customers. We endeavor to limit the assumption of risk to activities under our control. Our space risk management program has been designed to achieve these objectives.
Insurance and Risk Management Program
Non-Insurance Risk Management Initiatives
The risk management program begins at the technical analysis and design stage of the satellites. We engineer certain redundancies on-board every satellite. Furthermore, we are involved in overseeing the manufacturing of all of our satellites. We require the manufacturer and its subcontractors to follow assembly and quality assurance programs. We secure and maintain access to work performed by the satellite manufacturer and its subcontractors for the purpose of observing the quality and progress of such work. Comprehensive testing is conducted at the manufacturer’s or a subcontractor’s plant, which must meet industry standards and, in many cases, be supervised by our engineering personnel. Our engineering personnel review program management and construction schedules, engineering, design, manufacturing and integration and testing activities at both the manufacturer’s and subcontractor’s sites. After construction is complete, we conduct final acceptance inspections of all deliverable items.
We believe it is crucial to have knowledge and insight into the launch vehicles being used to launch our satellites. Our engineering personnel are on site during all phases of the launch campaigns to observe launch preparations and launch operations. We believe that these quality assurance and manufacturing process monitoring programs help us reduce the risk of satellite failures and anomalies and result in lower launch and in-orbit insurance costs.

Satellite Insurance
We are required to maintain certain satellite insurance under the covenants of the Senior Secured Credit Facilities and under the indenture governing the Senior Secured Notes, the 2026 Senior Secured Notes and the Senior Notes. In addition, we may purchase additional insurance as we deem appropriate. Note that this applies only to our GEO satellites.
Satellite insurance falls into three categories: Pre-Launch Insurance, Launch Insurance and In-Orbit Insurance.
Pre-launch insurance:   Pre-launch insurance is typically purchased by the satellite manufacturer. We manage our pre-launch risks (i.e., risks during the manufacturing and transport phase) primarily through our contractual arrangements with the satellite manufacturer.
Launch insurance:   The procurement of satellite launch insurance is, and has been, an integral part of our risk management program. It has been our practice to insure our launches where we bear the risk of loss. Typically, our launch insurance has covered the following events during the period of coverage: (i) delivery from the launch pad to orbit; (ii) separation from the launch vehicle; (iii) drift orbit maneuvers; (iv) solar array and antenna deployment; and (v) testing and commissioning.
In-orbit insurance:   In-orbit (life) insurance provides coverage for total and/or partial losses during the operating phase of a satellite. In-orbit insurance may be purchased at the same time launch insurance is procured (for new satellites) or once the satellite is in orbit, in the case of existing satellites, subject to functionality and insurance market conditions. Premium rates are dependent on the operating condition of the satellite and other satellites of the same design or using the same components as well as prevailing insurance market conditions. Typically, these insurance policies exclude coverage for damage arising from acts of war, anti-satellite devices, lasers and other similar potential risks for which exclusions are customary in the industry at the time the policy is written. In addition, they typically exclude coverage for satellite health-related problems affecting our satellites and other satellites of the same design or using the same components that are known at the time the policy is written.
Other Insurance Coverage
We comply with the requirements to maintain insurance on our GEO satellites under the terms of the Senior Secured Credit Facilities and indentures that govern the Senior Secured Notes, the 2026 Senior Secured Notes and the Senior Notes. Under the most restrictive of these covenants, we are required to maintain insurance equal to a minimum of 33% of the aggregate net book value of any individual and 50% of the aggregate net book value of all in-orbit GEO satellites. We have arranged in-orbit insurance policies that generally expire in November 2022.
We may discontinue or change our in-orbit insurance practices in the future, subject to the requirements of the Senior Secured Credit Facilities and indentures that govern the Senior Secured Notes, the 2026 Senior Secured Notes and the Senior Notes. Some of our satellite in-orbit insurance policies contain deductibles or coverage exclusions related to potential future failures of certain specific on-board components.
We do not insure our interests in Anik F1, Anik F2, Nimiq 1 or Nimiq 2. We also do not insure our capacity on ViaSat-1.
Emergency Committee
Protecting and maintaining service to customers is of vital importance to us. Our emergency committee is responsible for managing the restoration of services in the event of an actual or threatened critical condition, such as a satellite failure, the loss of telemetry and tracking ability or the loss of earth station functionality. Despite our efforts, satellite failures or other anomalies may occur. See “Risk Factors — Risks Relating to the Business of Telesat Corporation — Telesat Corporation’s in-orbit satellites may fail to operate as expected due to operational anomalies resulting in lost revenues, increased costs and/or termination of contracts.” We may also experience a failure of our ground operations infrastructure. See “Risk Factors — Risks Relating to the Business of Telesat Corporation — Telesat Corporation may experience a failure of ground operations infrastructure or interference with its satellite signals that impairs the commercial performance of, or the services delivered over, its satellites or the satellites of other operators for whom it provides ground services, which could result in a material loss of revenues.”
Legal Proceedings
We frequently participate in proceedings before national telecommunications regulatory authorities. For more detail, see “— Regulation.” In addition, we may also become involved from time to time in other legal proceedings arising in the normal course of our business.
We are subject to audits by taxing authorities in the various jurisdictions in which we operate. In Brazil, we are currently involved in a number of disputes with the Brazilian tax authorities who have alleged that additional taxes are owed on revenue earned by our Brazilian subsidiaries for the period 2003 to 2018. The total disputed amount for the period 2003 to 2018, including interest and penalties, is currently $77 million. The disputes relate to the Brazilian tax authorities’ characterization of revenue. We have challenged the assessments. We believe the likelihood of an unfavorable outcome in these disputes is remote and, as such, no reserve has been established.
In Canada, the tax authorities previously assessed $9 million relating to transfer pricing issues for the years 2009 and 2012. In November 2020, the Canadian tax authority issued additional assessments for 2013 and 2014 for an amount, including interest, of $4 million. All disputes relate to Canadian tax authorities’ repricing of certain transactions between us and our subsidiaries. We have paid 50% of the outstanding amounts in order to formally object to the assessments. We believe the likelihood of an unfavorable outcome in these disputes is remote and, as such, no reserve has been established.
In May 2021, Telesat Canada was reassessed by the Canada Revenue Agency for $6.9 million, including interest, for its Scientific Research and Experimental Development claim for the taxation year ended December 31, 2016. We have challenged the reassessment. We believe the likelihood of a favorable outcome is more likely than not, and as such, no reserve has been established.
On May 5, 2021, Guy Coffman filed a complaint (Civil Action No. 1:21-cv-04007, the “Coffman Complaint”) in the United States District Court for the Southern District of New York against Loral and the members of the Loral Board (the “Individual Defendants”). Also on May 5, 2021, Shiva Stein filed a complaint (Civil Action No. 1:21-cv-04018, the “Stein Complaint”) in the United States District Court for the Southern District of New York against Loral and the Individual Defendants. On May 7, 2021, Julia Marshall filed a complaint (Civil Action No. 1:21-cv-04128, the “Marshall Complaint”) the United States District Court for the Southern District of New York against Loral, the Individual Defendants and Merger Sub (collectively, the “Loral Defendants”); the Marshall Complaint also names as defendants Telesat, Telesat Corporation, Telesat Partnership and Telesat CanHoldco (together, the “Telesat Defendants”) and PSP Investments and Red Isle (the “PSP Defendants” and, together with the Loral Defendants and the Telesat Defendants, the “Defendants”). On June 18, 2021, Anthony Morgan filed a complaint (Civil Action No. 1:21-cv-05385, the “Morgan Complaint” and, together with the Coffman Complaint, the Stein Complaint and the Marshall Complaint, the “Complaints”) in the United States District Court for the Southern District of New York against Loral and the Individual Defendants.
The Complaints alleged, among other things, that the 2021 Registration Statement contained materially incomplete and misleading information. Specifically, the Complaints alleged (i) violation by the Loral Defendants of Section 14(a) of the Exchange Act and SEC Rule 14(a)(9) in that the 2021 Registration Statement misrepresented or omitted information concerning, among other things, financial projections of Loral (and, in the Marshall Complaint, Stein Complaint and Morgan Complaint of Telesat) and financial analyses of Loral’s financial advisor, LionTree, and potential conflicts of interest; and (ii) violation by the Individual Defendants, by virtue of their positions as controlling persons of Loral, of Section 20(a) of the Exchange Act in that they had the power to influence and control, and did influence and control, directly or indirectly, the decision making of Loral, including the content and dissemination of the various statements that plaintiffs contend are materially incomplete and misleading. In addition, the Coffman Complaint alleged a violation of Delaware law in that the Individual Defendants breached their fiduciary duty of candor/disclosure by approving and/or causing the alleged materially deficient 2021 Registration Statement to be disseminated. The Marshall Complaint also alleged violation by the Telesat Defendants and the PSP Defendants, by virtue of their positions as controlling persons, of Section 20(a) of the Exchange Act in that they had supervisory control over the composition of the 2021 Registration Statement and the information disclosed therein, as well as the information that they claim was omitted and/or misrepresented in the 2021 Registration Statement.
Each of the Complaints sought, among other things, to enjoin the Defendants from proceeding with, consummating or closing the Transaction, unless and until the Defendants disclose the material information that plaintiffs claim has been omitted from the 2021 Registration Statement; awarding plaintiffs the costs and disbursements of their actions, including reasonable attorneys’ and expert fees and expenses; and such other and further equitable relief as the court may deem just and proper. In addition, the Coffman Complaint, the Stein Complaint and the Morgan Complaint also sought that the Loral Defendants account to plaintiffs for all damages suffered as a result of their alleged wrongdoing. The Stein Complaint, the Marshall Complaint and the Morgan Complaint also sought rescission, to the extent already implemented, of the Transaction Agreement or any of the terms thereof, or granting to plaintiff rescissory damages. The Marshall Complaint also sought a directive that the Individual Defendants disseminate a registration statement on Form F-4 that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading and a declaration that Defendants violated Sections 14(a) and/or 20(a) of the Exchange Act, as well as Rule 14a-9 promulgated thereunder. The Morgan Complaint also sought to enjoin the Loral Defendants from filing an amendment to the 2021 Registration Statement or otherwise disseminating an amendment to the 2021 Registration Statement to Loral stockholders unless and until the Loral Defendants agree to include in any such amendment the material information claimed to be omitted from the Registration Statement.
None of the Complaints were served on the Defendants. The Stein Complaint was voluntarily dismissed on July 8, 2021; the Morgan Complaint was voluntarily dismissed on August 2, 2021; the Coffman complaint was voluntarily dismissed on August 24, 2021; and the Marshall complaint was voluntarily dismissed on August 31, 2021.
Should the Complaints be re-filed, Defendants believe that they have, and intend vigorously to pursue, meritorious defenses to the claims raised. There can be no assurance, however, that such defenses will be successful with respect to all or some of the claims, that resolution of the lawsuits will not result in additional unanticipated expense to Loral or that the Complaints will not cause a delay in or impede consummation of the Transaction.
Delaware Class Action Litigations.   On June 21, 2021, Mcbreakley Pluviose filed a class action complaint (Civil Action No. 2021-0541-LWW, the “Pluviose Complaint”) in the Court of Chancery of the State of Delaware against Loral, the Individual Defendants, MHR and MHR Holdings LLC (for purposes of this subsection, collectively, “MHR” and, together with Loral and the Individual Defendants, the “Class Action Defendants”). On July 13, 2021, Diana Butchko filed a class action complaint (Civil Action No. 2021-0597-LWW, the “Butchko Complaint” and, together with the Pluviose Complaint, the “Class Action Complaints”) in the Court of Chancery of the State of Delaware against the Class Action Defendants.
The Class Action Complaints alleged, among other things, that the Transaction is substantively and procedurally unfair to Loral’s public stockholders. Specifically, the Class Action Complaints alleged that (i) the Transaction is subject to, but does not comply with, Section 203 of the DGCL; (ii) the Individual Defendants breached their fiduciary duties by disseminating a false and/or materially misleading or omissive proxy statement relating to the Transaction and by adopting the Loral Stockholders Rights Plan; (iii) the MHR-Affiliated Director Defendants breached their fiduciary duties by causing Loral to enter into the allegedly unfair Transaction so that MHR and Dr. Rachesky could enter into, and benefit from, the receipt of voting shares of Telesat Corporation in exchange for their Loral Non-Voting Common Stock; and (iv) MHR and Dr. Rachesky are controlling stockholders of Loral and that they breached their fiduciary duties to Loral and its stockholders by causing Loral to enter into the allegedly unfair Transaction so that they could receive Telesat Corporation voting shares in exchange for Loral Non-Voting Common Stock.
The Class Action Complaints sought, among other things, judgment and relief in favor of the plaintiff and in favor of the class, and against the Class Action Defendants, as follows: (i) declaring that plaintiff’s action is properly maintainable as a class action; (ii) declaring that the Transaction violates Section 203 of the DGCL; (iii) declaring and decreeing that Loral’s shareholder rights plan is unenforceable; (iv) converting the voting shares of Telesat Corporation that Dr. Rachesky and MHR receive in exchange for their shares of

Loral Non-Voting Common Stock into non-voting shares of Telesat Corporation; (v) finding the Individual Defendants liable for breaching their fiduciary duties owed to plaintiff and the class; (vi) finding the MHR-Affiliated Director Defendants liable for breaching their fiduciary duties owed to plaintiff and the class; (vii) finding that MHR and Dr. Rachesky breached their fiduciary duties in their capacity as the controlling stockholders of Loral; (viii) enjoining the Loral stockholder vote on the Transaction unless and until it is subject to a DGCL Section 203 vote of two thirds of the outstanding shares of Loral Voting Common Stock not owned by Telesat, MHR or PSP Investments and based on full disclosure of all material information; (ix) certifying the proposed class; (x) awarding damages to plaintiff and the class, together with pre- and post-judgment interest; (xi) awarding plaintiff the costs, expenses and disbursements of the action, including all reasonable attorneys’, accountants’ and experts’ fees; and (xii) awarding plaintiff and the class such other relief as the court deems just and equitable.
Counsel for plaintiff Pluviose also filed motions seeking expedited discovery and proceedings and the setting of a prompt injunction hearing prior to the Loral stockholder vote on the Transaction, as well as a motion for a preliminary injunction enjoining defendants from (a) holding the Loral stockholder vote on the Transaction, and (b) consummating the Transaction.
The Class Action Complaints were voluntarily dismissed on July 15, 2021 without prejudice.
Should the Class Action Complaints be re-filed, Loral and the Individual Defendants believe that they have, and intend vigorously to pursue, meritorious defenses to the claims raised. There can be no assurance, however, that such defenses will be successful with respect to all or some of the claims, that resolution of the lawsuit will not result in additional unanticipated expense to Loral or that the Class Action Complaints will not cause a delay in or impede consummation of the Transaction.
On May 21, 2021, under Section 9.9(a) of the Transaction Agreement, PSP Investments delivered to Loral and Telesat Canada a notice of a claim for indemnification in respect of the Marshall, Coffman and Stein Complaints. On July 2, 2021, under Section 9.9(a) of the Transaction Agreement, PSP Investments delivered to Loral and Telesat Canada a notice of a claim for indemnification in respect of Morgan and Pluviose Complaints. As of the date hereof, PSP Investments has not delivered claims for indemnification in respect of the Butchko Complaint, but receipt of such notice is anticipated.
Other than the above, we are not aware of any proceedings outstanding or threatened as of the date hereof by or against us or relating to our business which may have, or have had in the recent past, significant effects on our financial position or profitability.
Environmental Matters
We are subject to various laws and regulations relating to the protection of the environment and human health and safety (including those governing the management, storage and disposal of hazardous materials). Some of our operations require continuous power supply, and, as a result, current and past operations at our earth stations and other technical facilities include fuel storage, and batteries for back-up generators and uninterruptible power systems. As an owner or operator of property and in connection with current and historical operations at some of our sites, we could incur costs, including cleanup costs, fines, sanctions and third-party claims, as a result of violations of or liabilities under environmental laws and regulations. We are not aware, however, of any environmental matters outstanding or threatened as of the date hereof by or against us or relating to our business which would be material to our financial condition or results of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
The following discussion and analysis is intended to provide an understanding of the historical performance of Telesat and its financial condition. This discussion and analysis presents the factors that had a material effect on the results of operations of Telesat for each of the fiscal years ended December 31, 2020, 2019 and 2018 and the nine months ended September 30, 2021 and 2020. The following should be read in conjunction with Telesat’s audited consolidated financial statements and unaudited interim condensed consolidated financial statements and the notes thereto included elsewhere in this document.
As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context states or requires otherwise, references to “Telesat” refer to Telesat Corporation and its subsidiaries. Unless the context states or requires otherwise, reference herein to “the consolidated financial statements” or “the financial statements” or similar terms refer to Telesat Canada’s audited consolidated financial statements and unaudited interim condensed consolidated financial statements and accompanying notes, which have been prepared in accordance with IFRS and which are included elsewhere in this prospectus and have not been incorporated by reference into this prospectus.
The dollar amounts presented in this MD&A are in Canadian dollars unless otherwise specified.
Certain totals, subtotals and percentages may not reconcile due to rounding.
The information contained in this MD&A takes into account information available up to November 4, 2021, unless otherwise noted.
Overview of the Business
Telesat is a leading global satellite services operator, providing Telesat’s customers with mission critical communications services since the start of the satellite communications industry in the 1960s. Through a combination of advanced satellites and ground facilities and a highly expert and dedicated staff, Telesat’s communications solutions support the requirements of sophisticated satellite users throughout the world. Telesat is organized into one operating segment, the satellite services business; however, Telesat provides its services through three business categories: Broadcast, Enterprise and Consulting and other.
The satellite services business is capital intensive and the build-out of a satellite fleet requires substantial time and investment. Once the investment in a satellite is made, the incremental costs to maintain and operate the satellite are relatively low over the life of the satellite, with the exception of in-orbit insurance. Telesat has been able to generate a large contracted revenue backlog by entering into long-term contracts with some of its customers for all or substantially all of a satellite’s life. Historically, this has resulted in revenue from the satellite services business being fairly predictable.
As at September 30, 2021, Telesat provided satellite services to customers from its fleet of 15 in-orbit geostationary satellites as well as its Canadian payload on the ViaSat-1 satellite. Telesat also manages the operations of additional satellites for third parties.
Telesat has commenced the development of what we believe will be the world’s most advanced constellation of low earth orbit (“LEO”) satellites and integrated terrestrial infrastructure, called “Telesat Lightspeed” — a platform designed to revolutionize the provision of global broadband connectivity. In January 2018, Telesat’s first LEO satellite was successfully launched into orbit. This Phase 1 satellite has demonstrated certain key features of the Telesat Lightspeed system design, specifically the capability of the satellite and customer terminals to deliver a low latency broadband experience. Telesat also installed ground infrastructure at the teleport in Allan Park in Canada to support testing with a variety of existing and prospective customers and potential suppliers of the Telesat Lightspeed system hardware who have been participating in trials since the second half of 2018.
Telesat and its affiliates operate satellites pursuant to authorizations granted by governments, including those of Canada, the United States, Brazil, the Kingdom of Tonga and the United Kingdom, to access and use certain geostationary orbital locations and associated spectrum resources. The use of these orbital locations, as well as Telesat’s other operations, is subject to a variety of Canadian and international regulations.

Revenue
Telesat earns most of its revenue by providing video and data services using satellite transponder capacity. Telesat also earns revenue by providing ground-based transmit and receive services, selling equipment, managing satellite networks, and providing consulting services in the field of satellite communications.
Telesat recognizes revenue from satellite services on a monthly basis as services are performed in an amount that reflects the consideration it expects to receive in exchange for those services. Telesat accounts for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability is considered probable.
Consulting revenue for cost plus contracts is recognized as the approved time and labor is completed by Telesat. We recognize consulting revenue for fixed price contracts using the input method to determine the progress towards complete satisfaction of the performance obligation. Equipment sale revenue is recognized when the customer obtains control of the equipment, being at the time the equipment is delivered to and accepted by the customer.
Expenses
Telesat’s operating expenses consist of labor and variable operating expenses which include in-orbit insurance and direct-billed expenses, such as third-party contractor services.
Interest expense is significant and arises principally from Telesat’s Senior Secured Credit Facilities, Senior Secured Notes, 2026 Senior Secured Notes and Telesat’s Senior Notes. Foreign exchange gains or losses incurred on the translation of Telesat’s U.S. dollar-denominated indebtedness and the gains or losses on financial instruments resulting from variations in the fair value of interest rate swaps, the prepayment options on Telesat’s Senior Notes, the prepayment option on Telesat’s Senior Secured Notes and the prepayment option on Telesat’s 2026 Senior Secured Notes remain significant components of Telesat’s total expenses.
Other significant operating expenses include the straight-line depreciation of the cost of each of Telesat’s satellites over their useful lives and amortization expense related to various finite-life intangible assets.
Operating Highlights
2026 Senior Secured Notes Offering
On April 27, 2021, Telesat Canada, as issuer, and Telesat LLC, as co-issuer (together with Telesat Canada, the “Co-Issuers”), issued US$500 million in aggregate principal amount of 2026 Senior Secured Notes due 2026 (the “2026 Senior Secured Notes” and such offering, the “Debt Offering”).
The 2026 Senior Secured Notes are senior secured obligations of the Co-Issuers and will mature on December 6, 2026. The 2026 Senior Secured Notes bear interest at 5.625% per annum from the issue date, payable on June 1 and December 1 of each year, commencing on December 1, 2021, to holders of record on the immediately preceding May 15 or November 15, as the case may be.
The indenture governing the 2026 Senior Secured Notes includes covenants and terms that restrict our ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel its satellite insurance, effect mergers with another entity, and redeem the 2026 Senior Secured Notes, without penalty, before December 6, 2022, in each case subject to exceptions provided in such indenture.
Further Development of the Lightspeed Constellation.
Telesat continues to advance the Telesat Lightspeed plans.

On February 9, 2021, Telesat announced that it had selected Thales Alenia Space (“TAS”) to be the prime manufacturer of the Telesat Lightspeed constellation. On February 18, 2021, Telesat announced that it selected MDA to manufacture the phased array antennas to be incorporated into the Lightspeed satellites. The execution of the definitive manufacturing agreements with TAS and MDA, the commencement of full construction activities and the final constellation deployment schedule are subject to, and conditional upon, the progress of the financing for the program.
On February 18, 2021, Telesat also announced that it had entered into a Memorandum of Understanding (“MOU”) with the Government of Québec for an investment of $400 million into Telesat Lightspeed. Under the terms of the MOU, the investment by the Government of Québec will consist of $200 million in preferred equity of Telesat LEO Inc. as well as a $200 million loan. It is expected that a final agreement will be completed in the coming months. The Government of Québec’s $400 million investment is subject to a number of conditions, including financing and the entering into of a further, definitive agreement.
On August 9, 2021, Telesat and the Government of Ontario announced that they have partnered to bridge the digital divide in Ontario by leveraging Telesat’s advanced, state-of-the-art Low-Earth Orbit (LEO) satellite network, Telesat Lightspeed. Under this $109 million, 5-year partnership, a dedicated Telesat Lightspeed capacity pool will be made available at substantially reduced rates to Canadian Internet service providers (ISPs), including Indigenous owned and operated ISPs, as well as mobile network operators to expand high-speed Internet and LTE/5G networks to Ontario’s unserved and underserved communities.
On August 12, 2021, Telesat announced that it expects to receive a $1.44 billion investment from the Government of Canada to support Telesat Lightspeed. Under the terms of the agreement, the Government of Canada would provide a loan of $790 million and make a $650 million preferred equity investment in Telesat LEO Inc., an indirect operating subsidiary that will hold substantially all of the assets of Lightspeed. In return, Telesat will commit to make certain minimum capital and operating expenditures in Canada in connection with the program and to create hundreds of Canadian high-quality, full-time jobs and co-ops and provide academic scholarships and, in addition, we will grant to the Government of Canada warrants to purchase a number of Telesat Public Shares with an aggregate price equal to (i) 10% of the principal amount of the loan and (ii) 10% of the subscription amount of the preferred equity investment in Telesat LEO Inc. at an exercise price equal to the 180-day volume weighted average trading price of the Telesat Public Shares on the Nasdaq immediately after the listing of the Telesat Public Shares. With the investment from the Government of Canada and other financing sources already in place, Telesat now has arrangements for approximately $4 billion in funding for the program. These arrangements, including the Government of Canada investment, are subject to a number of conditions, including the entry by Telesat into definitive agreements with the Government of Canada with respect to such investment.
TAS, our proposed primary vendor for the Lightspeed program, has advised us that global supply chain constraints on the availability of certain components required for the development and construction of our Lightspeed constellation are likely to extend the expected construction timeline and delay entry into service of the Lightspeed constellation. We are working with TAS to assess the impact of, and potential mitigants to, these supply chain issues. This development has delayed our ability to finalize financing agreements with certain Export Credit Agencies, which may also negatively impact the timeline.
Future Outlook
Telesat’s desirable spectrum rights, commitment to providing the highest level of customer service, deep technical expertise and culture of innovation have enabled us to successfully develop the business to date. Leveraging these strengths and building on Telesat’s existing contractual revenue backlog, the focus is on profitably growing the business by increasing the utilization of Telesat’s in-orbit satellites and, in a disciplined manner, deploying expansion satellite capacity where there is an anticipation that there will be strong market demand.
After decades of developing and successfully operating our geosynchronous orbit-based satellite services business, Telesat is now poised to revolutionize the provision of global broadband connectivity by developing what Telesat believes will be the world’s most advanced constellation of LEO satellites and integrated terrestrial infrastructure, Telesat Lightspeed.

Telesat believes it is well-positioned to serve Telesat’s customers and the markets in which it participates. Telesat actively pursues opportunities to develop new satellites, particularly in conjunction with current or prospective customers who will commit to long-term service agreements prior to the time the satellite construction contract is signed. Although Telesat regularly pursues opportunities to develop new satellites, it does not procure additional or replacement satellites until it believes there is a demonstrated need and a sound business plan for such satellite capacity.
As Telesat moves through 2021, it remains focused on increasing the utilization of existing satellites, the development of Lightspeed, and identifying and pursuing opportunities to invest in expansion satellite capacity all while maintaining operating discipline.
Results of Operations
Review of financial performance
Telesat’s net income for the nine months ended September 30, 2021, was $60.6 million compared to net loss of $9.4 million for the same period in the prior year. The positive variation of $70.0 million was primarily as a result of the U.S. dollar weakening against the Canadian dollar which positively impacted the translation of Telesat’s U.S. dollar denominated indebtedness into Canadian dollars, resulting in a foreign exchange gain.
Telesat’s net income for the year ended December 31, 2020, was $245.6 million compared to net income of $187.2 million for the prior year. The positive variation of $58.4 million was principally due to the loss on refinancing in the prior year related to the redemption of Telesat’s 8.875% Senior Notes and the refinancing of Telesat’s Term Loan B facility. This was partially offset by a decrease in the non-cash foreign exchange gain in the current year compared to the prior year, primarily as a result of the U.S. dollar weakening to a lesser extent in 2020 compared to the weakening in 2019.
Telesat’s net income for the year ended December 31, 2019, was $187.2 million compared to net loss of $90.9 million for the prior year. The positive variation of $278.1 million was principally due to a non-cash foreign exchange gain in 2019 compared to a non-cash foreign exchange loss in the prior year, primarily as a result of the U.S. dollar weakening, positively impacting the translation of Telesat’s U.S. dollar-denominated indebtedness into Canadian dollars. This was partially offset by the loss on refinancing related to the redemption of Telesat’s 8.875% Senior Notes and the refinancing of Telesat’s former senior secured credit facilities, which occurred in the fourth quarter of 2019.
Below are the foreign exchange rates used for Telesat’s audited consolidated financial statements, unaudited interim condensed consolidated financial statements and this MD&A:
	September 30, 2021	September 30, 2020	December 31, 2020	December 31, 2019	December 31, 2018
US$ to CAD$ spot rate	1.2680	1.3319	1.2725	1.2990	1.3637
US$ to CAD$ average rate for the year ended	—	—	1.3425	1.3289	1.2912
US$ to CAD$ average rate for the nine months ended.	1.2542	1.3495	—	—	—
Revenue
	Nine Months ended September 30,		Year ended December 31,			% Increase (Decrease)
(in millions of Canadian dollars except percentages)	2021	2020	2020	2019	2018	2021 vs. 2020	2020 vs. 2019	2019 vs. 2018
Broadcast	$293.2	$309.8	$411.4	$444.5	$455.1	(5.3)%	(7.4)%	(2.3)%
Enterprise	267.7	293.6	389.7	444.7	428.2	(8.8)%	(12.4)%	3.9%
Consulting and other	9.8	15.2	19.4	21.7	19.6	(35.3)%	(10.7)%	10.7%
Revenue	$570.7	$618.6	$820.5	$910.9	$902.9	(7.7)%	(9.9)%	0.9%

Revenue for the nine months ended September 30, 2021, was $570.7 million, which represents a decrease of $47.8 million from the same period in the prior year.
Total revenue for the year ended December 31, 2020 decreased by $90.4 million to $820.5 million compared to $910.9 million for the prior year.
Total revenue for the year ended December 31, 2019 increased by $8.0 million to $910.9 million compared to $902.9 million for the prior year.
Revenue from Broadcast services decreased by $16.5 million for the nine months ended September 30, 2021, respectively, when compared to the same period in the prior year. The decrease was mainly due to an unfavorable foreign exchange impact on the conversion of U.S. dollar denominated revenue into the Canadian dollar equivalent combined with a slight reduction of service for one of our North American DTH customers.
Revenue from Broadcast services decreased by $33.1 million for the year ended December 31, 2020, when compared to the prior year. The decrease was mainly due to a reduction of service for one of our North American DTH customers.
Revenue from Broadcast services decreased by $10.6 million for the year ended December 31, 2019, when compared to the prior year. The decrease was primarily due to a reduction of service for one of Telesat’s North American DTH customers.
Revenue from Enterprise services decreased by $26.0 million for the nine months ended September 30, 2021, respectively, when compared to the same period in the prior year. The decrease for the nine months ended September 30, 2021 was primarily due to an unfavorable foreign exchange impact on the conversion of U.S. dollar denominated revenue into the Canadian dollar equivalent combined with the reduction or non-renewal of certain services, including as a result of the COVID-19 pandemic. This was partially offset by an increase in revenue associated with short-term services provided to another satellite operator.
Revenue from Enterprise services decreased by $55.0 million for the year ended December 31, 2020, when compared to the prior year. The decrease was primarily due to revenue associated with short-term services provided to other satellite operators in 2019, which did not occur in 2020. This was combined with the completion of the non-cash amortization of a significant financing component of an agreement and, to a lesser extent, the impact of COVID-19 pandemic on certain customers.
Revenue from Enterprise services increased by $16.5 million for the year ended December 31, 2019, when compared to the prior year. The increase was primarily due to higher revenue related to Telesat’s Telstar 19 VANTAGE and Telstar 18 VANTAGE satellites, which began service in August 2018 and October 2018, respectively, combined with an increase in revenue from short-term services provided to other satellite operators compared to the prior year. This was partially offset by lower equipment sales, lower revenue from certain customers in the resource sector, and lower revenue due to the completion of an agreement that provided for a prepayment for services and which was accounted for as having a significant financing component.
Consulting and other revenue decreased by $5.3 million for the nine months ended September 30, 2021, respectively, when compared to the same period in the prior year. The decreases were primarily a result of lower consulting activities.
Consulting and other revenue decreased by $2.3 million for the year ended December 31, 2020, when compared to the prior year. The decrease was primarily due to lower U.S. government consulting activities.
Consulting and other revenue increased by $2.1 million for the year ended December 31, 2019, when compared to the prior year. The increase was primarily due to higher U.S. government consulting activity partially offset by lower consulting activity from certain international customers.

Expenses
	Nine Months ended September 30,		Year ended December 31,			% Increase (Decrease)
(in millions of Canadian dollars except percentages)	2021	2020	2020	2019	2018	2021 vs. 2020	2020 vs. 2019	2019 vs. 2018
Depreciation	$153.4	$166.8	$216.9	$243.0	$224.9	(8.0)%	(10.7)%	8.1%
Amortization	12.1	12.9	17.2	23.3	24.3	(6.6)%	(26.1)%	(4.2)%
Operating expenses	146.9	133.7	180.9	165.5	185.8	9.9%	9.3%	(10.9)%
Other operating losses (gains), net	0.8	0.2	0.2	0.9	(0.7)	215.9%	(75.1)%	(216.0)%
Total expenses	$313.2	$313.7	$415.2	$432.6	$434.2	(0.2)%	(4.0)%	(0.4)%
Depreciation
Depreciation of satellites, property and other equipment decreased by $13.4 million for the nine months ended September 30, 2021, when compared to the same period in the prior year. The decrease in depreciation was primarily due to the end of useful life, for accounting purposes, of our Anik F1R satellite in the fourth quarter of 2020.
Depreciation of satellites, property and other equipment decreased by $26.1 million for the year ended December 31, 2020, when compared to the prior year. The decrease in depreciation was primarily due to the end of useful lives, for accounting purposes, of our Anik F2 satellite in the fourth quarter of 2019 and our Anik F1R satellite in the fourth quarter of 2020.
Depreciation of satellites, property and other equipment increased by $18.1 million for the year ended December 31, 2019, when compared to the prior year. The increase in depreciation was primarily due to depreciation on Telesat’s Telstar 19 VANTAGE and Telstar 18 VANTAGE satellites, which began commercial service in August and October 2018, respectively. This was partially offset by the end of useful life, for accounting purposes, of Telesat’s Anik F2 satellite in the fourth quarter of 2019.
Amortization
Amortization of intangible assets decreased by $0.9 million for the nine months ended September 30, 2021, when compared to the same period in the prior year.
Amortization of intangible assets decreased by $6.1 million for the year ended December 31, 2020, when compared to the prior year. The decrease was primarily related to the end of useful life, for accounting purposes, of certain customer relationships in 2019.
Amortization of intangible assets decreased by $1.0 million for the year ended December 31, 2019, when compared to the prior year. The decrease was primarily related to the end of useful life, for accounting purposes, for certain customer relationships in the third quarter of 2018, partially offset by higher amortization on certain customer contracts.
Other Operating Losses (Gains), Net
Other operating losses, net increased by $0.5 million for the nine months ended September 30, 2021, when compared to the same period in the prior year. Operating losses, net for the nine months ended September 30, 2021 and 2020 related to loss on disposal of assets.
Other operating losses (gains), net decreased by $0.6 million for the year ended December 31, 2020, when compared to the prior year. Other operating losses (gains), net for the years ended December 31, 2020 and 2019 related to loss on disposal of assets.
Other operating losses (gains) net increased by $1.6 million for the year ended December 31, 2019, when compared to the prior year. Other operating losses, net for the year ended December 31, 2019 related to loss on disposal of assets. Other operating gains, net for the year ended December 31, 2018 related principally to a one-time non-recurring gain.

Operating Expenses
	Nine Months ended September 30,		Year ended December 31,			% Increase (Decrease)
(in millions of Canadian dollars except percentages)	2021	2020	2020	2019	2018	2021 vs. 2020	2020 vs. 2019	2019 vs. 2018
Compensation and employee benefits	$88.7	$64.0	$89.9	$87.9	$98.4	38.6%	2.2%	(10.6)%
Other operating expenses	36.0	47.0	57.6	40.3	45.6	(23.4)%	42.9%	(11.5)%
Cost of sales	22.2	22.7	33.4	37.2	41.9	(2.2)%	(10.4)%	(11.1)%
Operating expenses	$146.9	$133.7	$180.9	$165.5	$185.8	9.9%	9.3%	(10.9)%
Operating expenses consisted of compensation and employee benefits, other operating expenses, such as marketing, general and administration expenses, and cost of sales.
Total operating expenses increased by $13.2 million for the nine months ended September 30, 2021, when compared to the same period in the prior year.
Total operating expenses increased by $15.4 million for the year ended December 31, 2020, when compared to the prior year.
Total operating expenses decreased by $20.3 million for the year ended December 31, 2019, when compared to the prior year.
Compensation and employee benefits increased by $24.7 million for the nine months ended September 30, 2021, in comparison with the same period in the prior year. The increase for the nine months ended September 30, 2021 was principally due to higher non-cash share-based compensation combined with higher wages due to the hiring of additional employees primarily to support our Telesat Lightspeed program. This was partially offset by higher capitalized engineering costs.
Compensation and employee benefits increased by $1.9 million for the year ended December 31, 2020, in comparison to the prior year. The increase was primarily due to higher wages due to the hiring of additional employees primarily to support our Telesat Lightspeed program, combined with lower capitalized engineering costs. This was partially offset by lower non-cash share-based compensation and bonuses.
Compensation and employee benefits decreased by $10.4 million for the year ended December 31, 2019, in comparison to the prior year. The decrease was primarily due to lower non-cash share-based compensation expense in 2019 compared to the prior year.
Other operating expenses decreased by $11.0 million for the nine months ended September 30, 2021, compared to the same period in the prior year. The decrease was due to the reversal of a bad debt provision in the first quarter of 2021 compared to a bad debt provision in the nine months ended September 30,2020 combined with lower professional fees.
Other operating expenses increased by $17.3 million for the year ended December 31, 2020, in comparison to the prior year. The increase was primarily due to higher professional fees primarily associated with the Transaction, higher provision for bad debt expense associated with the COVID-19 pandemic and higher in-orbit insurance.
Other operating expenses decreased by $5.3 million for the year ended December 31, 2019, in comparison to the prior year, primarily due to lower rent expense.
Cost of sales decreased by $0.5 million for the nine months ended September 30, 2021, when compared to the same period in the prior year. The decrease was due to a favorable foreign exchange impact on the conversion of U.S. dollar denominated expenses into the Canadian dollar equivalent, partially offset by higher consulting costs principally associated with a contract with the U.S. government.
Cost of sales decreased by $3.9 million for the year ended December 31, 2020, when compared to the prior year. The decrease was primarily due to lower consultancy related expenses, partially offset by higher cost of equipment sales.

Cost of sales decreased by $4.7 million for the year ended December 31, 2019, when compared to the prior year. The decrease was primarily due to lower equipment sales partially offset by higher consulting expenses.
Interest Expense
	Nine Months ended September 30,		Year ended December 31,			% Increase (Decrease)
(in millions of Canadian dollars except percentages)	2021	2020	2020	2019	2018	2021 vs. 2020	2020 vs. 2019	2019 vs. 2018
Debt service costs	$121.0	$134.8	$175.9	$226.6	$223.9	(10.3)%	(22.4)%	1.2%
Interest expense on significant financing component	14.3	17.0	22.4	25.5	27.4	(15.7)%	(12.0)%	(6.9)%
Interest expense on satellite performance incentive payments	1.7	2.3	2.9	3.5	4.1	(24.0)%	(17.1)%	(14.5)%
Interest expense on employee benefit plans	1.0	0.8	1.2	1.3	1.5	24.3%	(12.7)%	(10.0)%
Interest expense on leases	1.1	1.0	1.3	1.3	—	12.4%	4.7%	(100.0)%
Capitalized interest	—	—	—	—	(19.1)	—	—	(100.0)%
Interest expense	$139.2	$155.9	$203.8	$258.3	$237.8	(10.8)%	(21.2)%	(8.6)%
Interest expense included interest related to Telesat’s debt, net of capitalized interest, as well as interest related to Telesat’s derivative instruments, significant financing on certain revenue agreements, satellite performance incentive payments, employee benefit plans and leases.
Debt service costs, which included interest expense on indebtedness and derivative instruments, decreased by $13.9 million for the nine months ended September 30, 2021, when compared to the same period in the prior year. The decrease was primarily due to changes in interest rates on our Senior Secured Credit Facilities and interest rate swaps, declining balances of debt due to the repayment of US$344.4 million, which occurred in December 2020, a favorable foreign exchange impact on the conversion of U.S. dollar denominated debt service costs into the Canadian dollar equivalent, combined with the impact of the maturity of one of our interest rate swaps. This was partially offset by interest on the 2026 Senior Secured Notes, which were issued in late April 2021.
Debt service costs, which included interest expense on indebtedness and derivative instruments, decreased by $50.7 million for the year ended December 31, 2020, when compared to the prior year. The decrease in debt service costs was primarily due to the refinancing of our debt at lower interest rates in the fourth quarter of 2019. This was partially offset by lower net interest received on our interest rate swaps.
Debt service costs, which included interest expense on indebtedness and derivative instruments, increased by $2.7 million for the year ended December 31, 2019, when compared to the prior year. The increase in debt service costs was primarily due to an unfavorable U.S. dollar foreign exchange impact combined with the discounted interest to November 15, 2019 paid on the redemption of Telesat’s 8.875% Senior Notes. This was partially offset by higher net interest received on Telesat’s interest rate swaps, when compared to the prior year.
Interest expense on significant financing component decreased by $2.7 million for the nine months ended September 30, 2021, when compared to the same period in the prior year. The decrease in interest expense was primarily due to lower average prepayment balances for revenue agreements with a significant financing component.

Interest expense on significant financing component decreased by $3.1 million for the year ended December 31, 2020, when compared to the prior year. The decrease in interest expense was primarily due to lower average prepayment balances for revenue agreements with a significant financing component combined with the completion of an agreement that provided for a prepayment for services and which was accounted for as having a significant financing component.
Interest expense on significant financing component decreased by $1.9 million for the year ended December 31, 2019, when compared to the prior year. The decrease in interest expense was primarily as a result of the completion of an agreement that provided for a prepayment for services and which was accounted for as having a significant financing component.
Interest on satellite performance incentive payments decreased by $ 0.5 million for the nine months ended September 30, 2021, when compared to the same period in the prior year, primarily due to declining balances of satellite performance incentive liabilities.
Interest on satellite performance incentive payments decreased by $0.6 million for the year ended December 31, 2020, when compared to the prior year, primarily due to declining balances of satellite performance incentive liabilities.
Interest on satellite performance incentive payments decreased by $0.6 million for the year ended December 31, 2019, when compared to the prior year, primarily due to declining balances of satellite performance incentive liabilities.
Interest expense on employee benefit plans increased by $0.2 million for the nine months ended September 30, 2021, when compared to the same period in the prior year.
Interest expense on employee benefit plans decreased by $0.2 million for the year ended December 31, 2020, when compared to the prior year. The decrease was primarily a result of differences in estimated interest expense according to the actuarial reports.
Interest expense on employee benefit plans decreased by $0.1 million for the year ended December 31, 2019, respectively, when compared to the prior year.
Interest expense on leases increased by $0.1 million for the nine months ended September 30, 2021, when compared to the same period in the prior year.
Interest expense on leases was essentially unchanged for the year ended December 31, 2020, when compared to the prior year.
Interest expense on leases increased by $1.3 million for the year ended December 31, 2019, when compared to the prior year, primarily due to the impact of the implementation of IFRS 16.
Capitalized interest decreased by $19.1 million for the year ended December 31, 2019, when compared to the prior year, primarily due to Telstar 19 VANTAGE and Telstar 18 VANTAGE satellites entering into commercial service in August 2018 and October 2018, respectively.
There was no capitalized interest for the nine months ended September 30, 2021 and 2020 or the years ended December 31, 2020 and 2019.
Loss on Refinancing
The loss on refinancing of $151.9 million for the year ended December 31, 2019, related to the redemption of Telesat’s 8.875% Senior Notes and the refinancing of Telesat’s former senior secured credit facilities, which occurred in the fourth quarter of 2019.
There were no refinancing transactions during the nine months ended September 30, 2021 and 2020 or the years ended December 31, 2020 and 2018.
Interest and Other Income
	Nine Months ended September 30,		Years ended December 31,
(in millions of Canadian dollars)	2021	2020	2020	2019	2018
Interest and other income	$2.8	$6.7	$5.2	$20.0	$16.5

Interest and other income decreased by $3.9 million for the nine months ended September 30, 2021, when compared to the same period in the prior year. The decrease related primarily to lower interest rates earned on our outstanding cash and cash equivalent balances.
Interest and other income decreased by $14.8 million for the year ended December 31, 2020, when compared to the prior year. The decrease was primarily due to a decrease in interest rates on cash and short-term investment balances, partially offset by an increase due to higher average cash and cash equivalent balances in 2020. The decrease was also due to the loss on the US$341.4 million repayment of our Term Loan B — U.S. Facility.
Interest and other income increased by $3.5 million for the year ended December 31, 2019, when compared to the prior year. The increase was primarily due to higher interest income on cash and short-term investments. This was partially offset by the net impact of the $50 million U.S. dollar voluntary payment and the repricing that occurred on Telesat’s former Term Loan B Facility during 2018.
Foreign Exchange and Derivatives
	Nine Months ended September 30,		Years ended December 31,
(in millions of Canadian dollars)	2021	2020	2020	2019	2018
(Loss) gains on changes in fair value of financial instruments	$(20.4)	$(38.9)	$(13.1)	$(49.7)	$(18.2)
Gain (loss) on foreign exchange	$7.3	$(99.1)	$47.6	$163.8	$(259.1)
The loss on changes in fair value of financial instruments for the nine months ended September 30, 2021 was $20.4 million compared to a loss of $38.9 million for the same period in 2020 resulting in a positive change of $18.5 million. The loss on changes in fair value of financial instruments for the nine months ended September 30, 2021 primarily reflected changes in the fair values of our interest rate swaps, and prepayment options on our 6.5% Senior Notes, 4.875% Senior Secured Notes and 2026 Senior Secured Notes. The loss on changes in fair value of financial instruments for the nine months ended September 30, 2020 primarily reflected changes in the fair values of our interest rate swaps, prepayment options on our 6.5% Senior Notes and 4.875% Senior Secured Notes. The losses on changes in fair value of financial instruments were as a result of changes in key economic variables, such as foreign exchange rates, credit spreads and swap rates.
The $13.1 million loss on changes in fair value of financial instruments for the year ended December 31, 2020 represented a positive change of $36.6 million compared to the prior year. The loss on changes in fair value of financial instruments primarily reflected changes in the fair values of our interest rate swaps, and on the 6.5% Senior Notes and 4.875% Senior Secured Notes. The loss on changes in fair value of financial instruments for the prior year primarily reflected changes in the fair values of our interest rate swaps, interest rate floors on our former Senior Secured credit facilities and prepayment options on our 8.875% Senior Notes. The losses on changes in fair value of financial instruments were a result of changes in key economic variables, such as foreign exchange rates, credit spreads and swap rates.
The $49.7 million loss on changes in fair value of financial instruments for the year ended December 31, 2019 represented a negative change of $31.5 million compared to the prior year. The loss on changes in fair value of financial instruments primarily reflected changes in the fair values of Telesat’s interest rate swaps, interest rate floors and prepayment options on Telesat’s 8.875% Senior Notes, Senior Notes and Senior Secured Notes.
The foreign exchange gain for the nine months ended September 30, 2021 was $7.3 million compared to a foreign exchange loss of $99.1 million for the same period in 2020 resulting in a positive change of $106.4 million.
The mainly non-cash gain for the nine months ended September 30, 2021 was primarily due to a weaker U.S. dollar to Canadian dollar spot rate at September 30, 2021 ($1.2680), compared to the spot rate at December 31, 2020 ($1.2725), and the resulting favorable impact on the translation of our U.S. dollar denominated debt.

The mainly non-cash loss for the nine months ended September 30, 2020, was primarily due to a stronger U.S. dollar to Canadian dollar spot rate at September 30, 2020 ($1.3319), compared to the spot rate at December 31, 2019 ($1.2990), and the resulting unfavorable impact on the translation of our U.S. dollar denominated debt.
The foreign exchange gain for the year ended December 31, 2020 was $47.6 million compared to a foreign exchange gain of $163.8 million for 2019 resulting in a negative change of $116.2 million. The gain for the year ended December 31, 2020 was mainly the result of a weaker U.S. dollar to Canadian dollar spot rate as at December 31, 2020 ($1.2725) compared to the spot rate as at December 31, 2019 ($1.2990) and the resulting favorable impact on the translation of our U.S. dollar denominated indebtedness.
The foreign exchange gain for the year ended December 31, 2019 was $163.8 million compared to a foreign exchange loss of $259.1 million for 2018, resulting in a positive change of $422.9 million.
The foreign exchange gain for the year ended December 31, 2019 was mainly the result of a weaker U.S. dollar to Canadian dollar spot rate as at December 31, 2019 ($1.2990) compared to the spot rate as at December 31, 2018 ($1.3637) and the resulting favorable impact on the translation of Telesat’s U.S. dollar-denominated indebtedness.
The foreign exchange loss for the year ended December 31, 2018 was mainly the result of a stronger U.S. dollar to Canadian dollar spot rate as at December 31, 2018 ($1.3637) compared to the spot rate as at December 31, 2017 ($1.2571) and the resulting unfavorable impact on the translation of Telesat’s U.S. dollar-denominated indebtedness.
Income Taxes
	Nine Months ended September 30,		Years ended December 31,
(in millions of Canadian dollars)	2021	2020	2020	2019	2018
Current tax expense	$64.9	$51.6	$77.1	$71.2	$98.8
Deferred tax recovery	(17.3)	(24.5)	(81.5)	(56.1)	(37.8)
Tax expense (recovery)	$47.6	$27.1	$(4.4)	$15.1	$61.1
Tax expense increased by $20.5 million for the nine months ended September 30, 2021, when compared to the same period in the prior year. The increase was primarily due to gains on foreign exchange and a change in temporary differences not recognized as deferred tax assets.
Tax expense for the year ended December 31, 2020 was $19.5 million lower than the prior year. The decrease was mainly due to a decrease in operating income and the recognition of temporary differences not recognized as deferred tax assets in prior years.
Tax expense for the year ended December 31, 2019 was $45.9 million lower than the prior year. The decrease was mainly due to the recognition of tax losses in 2019 not recognized in prior years and the impact of unrealized capital transactions in 2018.
Backlog
Contracted revenue backlog (“backlog”) represents Telesat’s expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that Telesat will recognize in the future in respect of cash already received. The majority of Telesat’s contracted revenue backlog is generated from contractual agreements for satellite capacity. Telesat does not include revenue beyond the stated expiration date of a contract, regardless of the potential for a renewal. As at September 30, 2021, Telesat’s contracted backlog was approximately $2.3 billion, which does not include any backlog associated with the Telesat Lightspeed program. Historically, backlog at the beginning of the year as a percentage of that year’s revenue has been greater than 80%. Beginning of year backlog as a percentage of revenue was 80%, 83%, and 86% in 2018, 2019, and 2020, respectively.
Generally, following the successful launch of a satellite, if the satellite is operating nominally, Telesat’s customers may only terminate their service agreements for satellite capacity by paying Telesat all, or substantially all, of the payments that would have otherwise become due over the term of the service agreement. However, if certain of Telesat’s existing satellites were to experience an in-orbit failure, or otherwise fail to operate as anticipated, Telesat’s customers may be entitled to terminate their agreement and Telesat may be obligated to return all or a portion of the customer prepayments made under service agreements for that satellite and reduce the associated contractual revenue from revenue backlog. Any repayments under such conditions would be funded by insurance proceeds Telesat may receive, cash on hand, short-term investments, and funds available under Telesat’s Revolving Credit Facility.
Telesat expects its backlog, as at September 30, 2021, to be recognized as follows:
(in millions of Canadian dollars)	Remaining 2021	2022	2023	2024	2025	Thereafter
Backlog	$168.2	$551.3	$448.2	$310.0	$217.7	$557.0
Liquidity and Capital Resources
Cash and Available Credit
As at September 30, 2021, we had $1,558.6 million of cash and short-term investments, including $505.7 million held in Unrestricted subsidiaries, as well as $200.0 million U.S. dollars (or Canadian dollar equivalent) of borrowing availability under our Revolving Credit Facility.
Cash Flows generated from Operating Activities
Cash generated from operating activities for the nine months ended September 30, 2021, was $250.1 million, a $49.6 million decrease compared to the same period in the prior year. The decrease was primarily due to lower operating income combined with higher income taxes paid. This was partially offset by lower interest paid on indebtedness.
Cash generated from operating activities for the year ended December 31, 2020 was $372.4 million, a $3.2 million decrease compared to the prior year. The decrease was primarily due to lower operating income. This was partially offset by lower income taxes paid and an increase in cash flows generated from operating assets and liabilities.
Cash generated from operating activities for the year ended December 31, 2019 was $375.6 million, a $90.7 million decrease compared to the prior year. The decrease was primarily due to a negative change in working capital combined with lower capitalized interest. This was partially offset by lower interest paid, lower income taxes paid and higher interest received.
Cash Flows used in Investing Activities
Cash used in investing activities for the nine months ended September 30, 2021 was $124.3 million. This consisted of $97.1 million on purchases associated with the Telesat Lightspeed constellation and $27.2 million of payments for property and other equipment.
Cash used in investing activities for the nine months ended September 30, 2020 was $78.1 million. This consisted of $64.8 million on purchases associated with the Telesat Lightspeed Constellation and $13.2 million of payments for property and other equipment.
Cash used in investing activities for the year ended December 31, 2020 was $93.0 million. This consisted of $75.9 million of expenditures on satellite programs, primarily related to Telesat Lightspeed expenditures, and $17.1 million of payments for property and other equipment.
Cash used in investing activities for the year ended December 31, 2019 was $39.6 million. This consisted of $3.7 million of expenditures on satellite programs, $27.6 million of payments for intangible assets, as well as $8.3 million of payments for property and other equipment.
Cash used in investing activities for the year ended December 31, 2018 was $103.3 million. This consisted of $67.4 million of expenditures on satellite programs, $19.9 million of payments for intangible assets, as well as $16.0 million of payments for property and other equipment.

Cash Flows generated from (used in) Financing Activities
Cash generated from financing activities for the nine months ended September 30, 2021 was $606.2 million. This was primarily due to proceeds received from the issuance of the 2026 Senior Secured Notes in April 2021, partially offset by debt issue costs associated with the issuance of the 2026 Senior Secured Notes.
Cash used in financing activities for the nine months ended September 30, 2020 was $21.2 million. This was primarily related to regular repayments made on our Senior Secured Credit Facilities.
Cash used in financing activities for the year ended December 31, 2020 was $450.2 million. This related principally to regular repayments, as well as the voluntary US$341.4 million repayment made in December 2020 on our Senior Secured Credit Facilities in connection with the planned Lightspeed constellation.
Cash used in financing activities for the year ended December 31, 2019 was $40.3 million. This was mostly related to both the mandatory payments and the settlement of Telesat’s former senior secured credit facilities and the settlement of Telesat’s 8.875% Senior Notes, including the payment of the early redemption premium and any related debt issue costs on the October and December 2019 refinancings. This was partially offset by the proceeds from the issuance of the Senior Notes, Senior Secured Notes and the borrowings under the Senior Secured Credit Facilities.
Cash used in financing activities for the year ended December 31, 2018 was $114.2 million. This was mostly related to the debt issue costs in connection with the repricing of the former senior secured credit facilities and repayments made on Telesat’s former senior secured credit facilities.
Government Grant
In 2019, we entered into an agreement with the Government of Canada (“GoC”) pursuant to which the GoC would contribute up to $85 million to support the development of the Telesat Lightspeed Constellation through the GoC Strategic Innovation Fund. In return for the grant, Telesat has made a number of commitments to the Government of Canada, including commitments to conduct over $200 million of research and development activities in Canada as well as to expand its Canadian workforce.
The costs that were incurred in connection with this program to date are summarized below:
(in millions of Canadian dollars)	Nine Months ended September 30, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Satellites, property and other equipment	$120.0	$83.1	$—
Intangible assets	—	—	23.4
Total capital expenditures	120.0	83.1	23.4
Operating expenses	22.5	21.1	7.1
Total costs incurred	$142.6	$104.2	$30.5
Total research and development costs for Telesat Lightspeed for the nine months ended September 30, 2021 increased by $53.2 million from $89.4 million to $142.6 million, when compared to the same period in the prior year.
Total research and development costs for Telesat Lightspeed for the year ended December 31, 2020 increased by $73.7 million from $30.5 million to $104.2 million, when compared to the prior year.
The positive variances were primarily driven by the continued ramp in the development of Telesat Lightspeed.
The following claims against the government grant have been made to date against the costs incurred associated with the program:

(in millions of Canadian dollars)	Nine Months ended September 30, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Satellites, property and other equipment	$6.9	$8.0	$—
Intangible assets	—	—	3.3
Total claims against capital expenditures	6.9	8.0	3.3
Operating expenses	3.5	4.0	1.7
Total claims	$10.4	$12.0	$5.0
Liquidity
A large portion of Telesat’s annual cash receipts are reasonably predictable because they are primarily derived from an existing backlog of long-term customer contracts and high contract renewal rates. Telesat believes cash and short-term investments as at September 30, 2021, cash flows generated from operating activities, and drawings on the Revolving Credit Facility under the Senior Secured Credit Facilities will be adequate to meet the expected cash requirements for at least the next twelve months for activities in the normal course of business, including required interest and principal payments on the indebtedness and the capital requirements. This includes the commitments we have made to date for our Telesat Lightspeed program, but does not include the capital that would be required to complete construction of the constellation.
The construction of any satellite replacement or expansion program will require significant capital expenditures, in particular the planned Telesat Lightspeed Constellation which we currently estimate will require a capital investment of approximately US$5 billion over the next four years for satellites, launch vehicles, insurance, related ground systems, and other related capex, of which US$0.2 billion has been invested to date. Cash required for any future satellite programs may be funded from a range of sources including: cash and short-term investments, cash flows generated from operating activities, cash flows from customer prepayments or through borrowings on the Revolving Credit Facility under the Senior Secured Credit Facilities; vendor financing; equity investments, including through the issuance of public equity; export credit agency financing; additional secured or unsecured debt financing; proceeds received from repurposing U.S. C-band spectrum; and from government sources. In addition, Telesat may sell certain satellite assets and, in accordance with the terms and conditions of the Senior Secured Credit Facilities, reinvest the proceeds in replacement satellites or pay down indebtedness under the Senior Secured Credit Facilities. However, our ability to access these sources of funding is not guaranteed, and therefore, Telesat may not be able to fully fund additional replacement or new satellite programs.
Telesat is developing the planned Lightspeed constellation in Unrestricted Subsidiaries (as defined in Telesat’s Credit Agreement and indentures) and Telesat expects to complete the development of, fund, and operate the planned Telesat Lightspeed constellation through current or future Unrestricted Subsidiaries.
Debt
Senior Secured Credit Facilities
The obligations under the Credit Agreement and the guarantees of those obligations are secured, subject to certain exceptions, by a first priority security interest in the assets of Telesat and the assets of certain of its subsidiaries (the “Guarantors”). The Credit Agreement contains covenants that restrict the ability of Telesat and the ability of the Guarantors to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sale-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. The Credit Agreement also requires Telesat and the Guarantors to comply with a maximum first lien leverage ratio and contains customary events of default and affirmative covenants, including an excess cash sweep, that may require Telesat to repay a portion of the outstanding principal under Telesat’s Senior Secured Credit Facilities prior to the stated maturity.
Telesat’s Senior Secured Credit Facilities are comprised of the following facilities:

i — Revolving Credit Facility
Telesat’s Revolving Credit Facility (the “Revolving Credit Facility”) is a $200.0 million loan facility available in either U.S. dollar or Canadian dollar equivalent, maturing in December 2024. Loans under the Revolving Credit Facility bear interest at a floating interest rate. For Canadian Prime Rate and Alternative Base Rate (“ABR”) loans, an applicable margin ranging from 0.75% to 1.25% is applied to the Prime Rate and ABR as these interest rates are defined in the Senior Secured Credit Facilities. For Bankers Acceptance (“BA”) Loans and Eurodollar Loans, an applicable margin ranging from 1.75% to 2.25% is applied to either the BA interest rate or LIBOR. The rates on the Revolving Credit Facility vary depending upon the results of the first lien leverage ratio. Telesat’s Revolving Credit Facility currently has an unused commitment fee that ranges from 25 to 37.5 basis points per annum, depending upon the result of the total leverage ratio. As at September 30, 2021, other than approximately $0.2 million in drawings related to letters of credit, there were no borrowings under this facility.
ii — Term Loan B — U.S. Facility
Telesat’s Term Loan B — U.S. Facility (the “U.S. TLB Facility”) is a US$1,908.5 million facility maturing in December 2026.
In December 2020, a prepayment of US$341.4 million was made on the U.S. TLB Facility. This resulted in the recognition of a loss of $2.3 million which was recorded against interest and other income and indebtedness. The loss on repayment recorded against the indebtedness is subsequently amortized to interest expense using the effective interest method.
As at September 30, 2021, US$1,552.8 million of this facility was outstanding, which represents the full amount available. The borrowings under Telesat’s U.S. TLB Facility bear interest at a floating rate of either: (i) LIBOR as periodically determined for interest rate periods selected by Telesat in accordance with the terms of the Senior Secured Credit Facilities plus an applicable margin of 2.75%; or (ii) Alternative Base Rate as determined in accordance with the terms of the Senior Secured Credit Facilities plus an applicable margin of 1.75%.
The mandatory principal repayments on Telesat’s U.S. TLB Facility are one quarter of 1.00% of the value of the loan, which must be paid on the last day of each quarter. As a result of the prepayment made in December 2020, mandatory quarterly principal repayments will no longer be required.
Senior Secured Notes
Telesat’s Senior Secured Notes, in the amount of US$400.0 million, bear interest at an annual rate of 4.875% and mature in June 2027. The indenture governing the Senior Secured Notes includes covenants and terms that restrict Telesat’s ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel its satellite insurance, effect mergers with another entity, and redeem Telesat’s Senior Secured Notes, without penalty, before December 1, 2024, in each case subject to exceptions provided in the Senior Secured Notes indenture.
2026 Senior Secured Notes
On April 27, 2021, we issued US$500.0 million in aggregate principal amount of 2026 Senior Secured Notes which bear interest at an annual rate of 5.625% and are due in December 2026. The indenture governing the 2026 Senior Secured Notes includes covenants and terms that restrict our ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel its satellite insurance, effect mergers with another entity, and redeem the 2026 Senior Secured Notes, without penalty, before December 6, 2022, in each case subject to exceptions provided in such indenture.
We incurred debt issue costs of $6.8 million in connection with the issuance of the 2026 Senior Secured Notes. The prepayment options associated with the 2026 Senior Secured Notes were fair valued at the time of issuance. The initial impact, as at April 27, 2021, of the prepayment option related to the 2026 Senior

Secured Notes was an increase of $1.9 million to the indebtedness. The debt issue costs and prepayment options recorded against the indebtedness will be subsequently amortized to interest expense using the effective interest method.
Senior Notes
Telesat’s Senior Notes, in the amount of US$550.0 million, bear interest at an annual rate of 6.5% and mature in October 2027. The indenture governing the Senior Notes includes covenants and terms that restrict Telesat’s ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel Telesat’s satellite insurance, effect mergers with another entity, and redeem Telesat’s Senior Notes, without penalty, before October 15, 2024, in each case subject to exceptions provided in the Senior Notes indenture.
As at September 30, 2021, Telesat was in compliance with the financial covenants of Telesat’s Senior Secured Credit Facilities, the indenture governing Telesat’s Senior Notes, the indenture governing Telesat’s Senior Secured Notes and the indenture governing Telesat’s 2026 Senior Secured Notes.
Debt Service Cost
An estimate of the interest expense is based upon assumptions of foreign exchange rates, LIBOR, BA rates and the applicable margins of our Senior Secured Credit Facilities. Our interest expense for the year ending December 31, 2021 is expected to be approximately $162.4 million. The interest expense excludes the amortization of our deferred financing costs, prepayment options and loss on repayment.
Derivatives
Telesat uses, from time to time, interest rate and currency derivatives to manage Telesat’s exposure to changes in interest rates and foreign exchange rates.
As at September 30, 2021, we had one outstanding interest rate swap which hedges the interest rate risk on $450.0 million of U.S. denominated Term Loan B borrowings. As at September 30, 2021, the fair value of the interest rate swap was a liability of $7.4 million. The contract, which matures in September 2022, is at fixed interest rate of 2.04%, excluding applicable margin.
We also have embedded derivatives that are accounted for separately at fair value. These embedded derivatives are related to the prepayment option included on our 6.5% Senior Notes, the prepayment option on our 4.875% Senior Secured Notes and the prepayment option on our 2026 Senior Secured Notes. As at September 30, 2021, the fair value of the embedded derivative related to the prepayment option on our 6.5% Senior Notes was an asset of $ 0.1 million,the fair value of the embedded derivative related to the prepayment option on our 4.875% Senior Secured Notes was an asset of $0.6 million and the fair value of the embedded derivative related to the prepayment option on our 2026 Senior Secured Notes was an asset of $0.7 million.
The changes in the fair value of these embedded derivatives are recorded on Telesat’s consolidated statements of income as a gain or loss on changes in fair value of financial instruments and are non-cash.
All derivative instruments are measured at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market under current market conditions at the measurement date. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, Telesat determines fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.
These estimates are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of Telesat’s derivative instruments are not reflected in the fair values. The fair values also include an adjustment related to the counterparty credit risk. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.
Capital Expenditures
Telesat has entered into contracts for the development of the Telesat Lightspeed Constellation and other capital expenditures. The outstanding commitments associated with these contracts were approximately $181.3 million as of September 30, 2021. These expenditures may be funded from some or all of the following: cash and short-term investments, cash flow generated from operating activities, cash flow from customer prepayments or funds available under Telesat’s Revolving Credit Facility.
Contractual Obligations and Other Commercial Commitments
The following table summarizes Telesat’s contractual obligations as at December 31, 2020, that are due in each of the next five years and after 2025. This table does not include any future satellite expenditures not committed to as at December 31, 2020.
(in millions of Canadian dollars)	2021	2022	2023	2024	2025	Thereafter	Total
Satellite performance incentive payments, including interest	$9.3	$8.4	$7.5	$5.9	$3.1	$13.1	$47.3
Senior Secured Credit Facilities, Senior Secured Notes and Senior Notes(1)	—	—	—	—	—	3,184.8	3,184.8
Interest on long-term indebtedness	129.6	129.4	129.4	129.5	128.4	182.3	828.5
Interest rate swaps	12.7	5.6	—	—	—	—	18.3
Lease liabilities	3.4	3.0	3.0	2.8	2.5	27.8	42.6
Property lease commitments(2)	1.1	1.1	1.1	1.1	1.0	12.5	17.8
Commitments for capital expenditures(2)	155.3	35.1	86.8	—	—	—	277.2
Other operating commitments(2)	32.7	6.5	5.0	4.2	3.8	11.4	63.7
Contributions to employment benefit plans	4.0	—	—	—	—	—	4.0
Decommissioning liabilities	2.4	—	—	—	0.1	2.4	4.9
Customer and other deposits	1.3	—	0.1	—	0.1	0.1	1.6
Other financial liabilities, including interest	2.1	—	—	—	—	—	2.1
	$353.9	$189.0	$232.8	$143.5	$139.0	$3,434.5	$4,492.7

(1)
Excludes interest, deferred financing costs and prepayment options and the 2026 Senior Secured Notes issued in April 2021.

(2)
The commitments for capital expenditures are related to the development of the Lightspeed constellation and other capital expenditures. These commitments were updated to March 3, 2021.

Telesat’s future contributions to the pension plans after 2021, future income tax liabilities and uncertain tax positions, have not been included in the table as the timing and amount of cash required cannot be accurately determined as:
•
future contributions to the pension plans depend largely on the result of actuarial valuations that are performed periodically and on the investment performance of the pension fund assets; and

•
future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carry forwards available to reduce income tax liabilities.

Deferred revenue has not been included in the table above because it does not represent future cash payments.
Market Risk
Credit Risk Related to Financial Instruments
Financial instruments that potentially subject Telesat to a concentration of credit risk consist of cash and short-term investments, accounts receivable, derivative assets and other assets. Cash and short-term investments are invested with high quality financial institutions and are governed by Telesat’s corporate investment policy, which aims to reduce credit risk by restricting investments to investment grade, mainly U.S. dollar and Canadian dollar-denominated investments. Credit checks are performed to minimize exposure to any one customer. Telesat is exposed to credit risk if counterparties to Telesat’s derivative instruments are unable to meet their obligations. It is expected that these counterparties will be able to meet their obligations as they are institutions with strong credit ratings, but Telesat continues to periodically monitor their credit risk and credit exposure.
Foreign Exchange Risk
Telesat’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The most significant impact of variations in the exchange rate is on Telesat’s U.S. dollar-denominated indebtedness and cash and short-term investments. In addition, a portion of Telesat’s revenue and expenses, as well as the majority of Telesat’s capital expenditures, are denominated in U.S. dollars. As a result, the volatility of the U.S. currency exposes Telesat to foreign exchange risks.
For the nine month period ended September 30, 2021, we recorded a mainly non-cash foreign exchange gain of $7.3 million due to a weaker U.S. to Canadian dollar spot rate ($1.2680) compared to December 31, 2020 ($1.2725).
For the nine month period ended September 30, 2020, we recorded a mainly non-cash foreign exchange loss of $99.1 million due to a stronger U.S. to Canadian dollar spot rate ($1.3319) compared to December 31, 2019 ($1.2990).
For the year ended December 31, 2020, Telesat recorded a mainly non-cash foreign exchange gain of approximately $47.6 million due to a weaker U.S. to Canadian dollar spot rate ($1.2725) compared to December 31, 2019 ($1.2990).
For the year ended December 31, 2019, Telesat recorded a mainly non-cash foreign exchange gain of approximately $163.8 million due to a weaker U.S. to Canadian dollar spot rate ($1.2990) compared to December 31, 2018 ($1.3637).
The foreign exchange loss for the year ended December 31, 2018 was mainly the result of a stronger U.S. dollar to Canadian dollar spot rate as at December 31, 2018 ($1.3637) compared to the spot rate as at December 31, 2017 ($1.2571) and the resulting unfavorable impact on the translation of Telesat’s U.S. dollar-denominated indebtedness.
The approximate amount of Telesat’s revenue and certain expenses denominated in U.S. dollars, as a percentage of their overall balance, is summarized in the table below:
	Nine months ended September 30,		Years ended December 31,
	2021	2020	2020	2019	2018
Revenue	53.1%	53.8%	52.9%	52.7%	50.4%
Operating expenses	33.8%	44.2%	45.6%	39.2%	29.7%
Interest on Telesat’s indebtedness	100.0%	100.0%	100.0%	100.0%	100.0%
Telesat uses, from time to time, the following instruments to manage Telesat’s exposure to foreign exchange risk:
•
forward currency contracts to hedge foreign exchange risk on anticipated cash flows, mainly related to the construction of satellites and interest payments; and

•
currency derivative instruments to hedge the foreign exchange risk on Telesat’s U.S. dollar-denominated indebtedness.

Telesat’s policy is that Telesat does not use derivative instruments for speculative purposes. As at September 30, 2021, Telesat had no currency derivative instruments or forward currency contracts.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar, as at September 30,2021, would have increased (decreased) our indebtedness and decreased (increased) our net income by $190.4 million.
A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar, as at September 30,2021, would have increased (decreased) our cash and cash equivalents by $73.4 million, increased (decreased) our net income by $45.1 million and increased (decreased) our other comprehensive income by $28.3 million.
A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) Telesat’s revenue and certain expenses for the nine months ended September 30, 2021, as summarized in the table below:
(In millions of Canadian dollars)
Revenue	$15.1
Operating expenses	$2.5
Interest on Telesat’s indebtedness	$2.5
The sensitivity analyses above assume that all other variables remain constant.
A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) Telesat’s revenue and certain expenses for the year ended December 31, 2020, as summarized in the table below:
(In millions of Canadian dollars)
Revenue	$21.7
Operating expenses	$4.1
Interest on Telesat’s indebtedness	$8.8
Through Telesat’s U.S. dollar-denominated indebtedness, Telesat is exposed to foreign exchange fluctuations. The following table contains Telesat’s expected existing U.S. dollar-denominated indebtedness balances at the beginning of each respective period, which are net of Telesat’s scheduled debt repayments, and based on the foreign exchange rate as at September 30, 2021.
(CAD$ millions)	Q4 2021	2022	2023	2024	2025	Thereafter
U.S. TLB Facility	$1,969.0	$1,969.0	$1,969.0	$1,969.0	$1,969.0	$1,969.0
Senior Notes	697.4	697.4	697.4	697.4	697.4	697.4
Senior Secured Notes	507.2	507.2	507.2	507.2	507.2	507.2
2026 Senior Secured Notes	634.0	634.0	634.0	634.0	634.0	634.0
U.S. dollar-denominated debt balances	$3,807.6	$3,807.6	$3,807.6	$3,807.6	$3,807.6	$3,807.6
Interest Rate Risk
Telesat is exposed to interest rate risk on its cash and short-term investments and on Telesat’s indebtedness, a portion of the indebtedness which includes a variable interest rate. Changes in the interest rates could impact the amount of interest that Telesat receives or is required to pay.
Telesat uses, from time to time, interest rate swaps to hedge the interest rate risk related to Telesat’s indebtedness.
Our policy is that we do not use derivative instruments for speculative purposes. In October 2017, we entered into four interest rate swaps which hedge the interest rate risk on US$1,800.0 million of borrowings under our U.S. TLB Facility. These contracts, which mature between September 2019 and September 2022, are at fixed interest rates ranging from 1.72% to 2.04%, excluding applicable margin. As at September 30, 2021, one of the interest rate swaps was outstanding to hedge the interest rate risk on US$450.0 million of borrowings under our U.S. TLB Facility. The outstanding contract, which matures in September 2022, is at fixed interest rate of 2.04%, excluding applicable margin.
If the interest rates on our variable rate debt increased (decreased) by 0.25%, the result would be a $3.7 million decrease (increase) to our net income for the nine months ended September 30, 2021.
If the interest rates on the variable rate debt increased (decreased) by 0.25%, the result would be a decrease (increase) of $4.1 million to Telesat’s net income for year ended December 31, 2020.
As at September 30, 2021, through Telesat’s U.S. TLB Facility we are exposed to interest rate fluctuations. The following table contains the balance of the U.S. TLB facility at the beginning of each respective period, net of our scheduled repayments, and based on the foreign exchange rate as at September 30, 2021.
(CAD$ millions)	Q4 2021	2022	2023	2024	2025	Thereafter
U.S. TLB Facility(1)	$1,969.0	$1,969.0	$1,969.0	$1,969.0	$1,969.0	$1,969.0
Interest rate derivative variable to fixed(2)	(570.6)	(570.6)	—	—	—	—
Debt exposed to variable interest rate after interest rate derivatives	$1,398.4	$1,398.4	$1,969.0	$1,969.0	$1,969.0	$1,969.0

(1)
U.S. TLB Facility is US$ denominated and bears interest at LIBOR plus a spread.

(2)
US$450.0 million notional , variable rate is LIBOR. The fixed rate (before spread) is 2.04%.

Guarantees
In the normal course of business, Telesat enters into agreements that provide for indemnification and guarantees to counterparties in transactions involving sales of assets, sales of services, purchases and development of assets, securitization agreements and operating leases. The nature of almost all of these indemnifications prevents Telesat from making a reasonable estimate of the maximum potential amount that Telesat could be required to pay counterparties. As a result, Telesat cannot determine how they could affect future liquidity, capital resources or Telesat’s credit risk profile. Telesat has not made any significant payments under these indemnifications in the past.
Related Party Transactions
As at September 30, 2021, Telesat’s related parties consisted of PSP Investments and Loral, Telesat’s common shareholders, together with their subsidiaries and affiliates, including Daniel Goldberg and several other current and former employees of Telesat that own Telesat equity. See also “Certain Relationship and Related Party Transactions”.
Investor Rights Agreements
Telesat Corporation and MHR, on the one hand, and Telesat Corporation and PSP Investments, on the other hand, entered into the Investor Rights Agreements dated as of November 23, 2020, pursuant to which, among other things, each of PSP Investments and MHR will be entitled to designate three directors to the board of directors of Telesat Corporation and have the exclusive right to fill vacancies of any directorship for which it has the right to designate a director. The number of designees each of PSP Investments and MHR will be entitled to designate to the board of directors of Telesat Corporation will be reduced to two, one and zero upon PSP Investments or MHR, respectively, owning less than 25%, 15% or 5% of the Telesat Corporation Shares and the Telesat Partnership Units (on an “as-exchanged” basis) outstanding as of the Closing. The number of independent directors that the Nominating Committee (as defined below) may designate will be increased by one each time the number of designees PSP Investments or MHR is entitled to designate is so reduced.

Goldberg, Godles, Wiener & Wright
Henry Goldberg, the father of Daniel Goldberg, the President and Chief Executive Officer of Telesat, is a partner in the law firm of Goldberg, Godles, Wiener & Wright, which handles certain matters for Telesat and its subsidiaries. As of December 31, 2020, the aggregate amount of expenses incurred by Telesat and its subsidiaries for services received in 2020 was approximately US$2,177,373.
NON-IFRS MEASURES
Consolidated EBITDA for Covenant Purposes
Under the terms of the Credit Agreement for Telesat’s Senior Secured Credit Facilities, Telesat is required to comply with a senior secured leverage ratio maintenance covenant as well as with other financial ratio covenants that impact, among other items, Telesat’s ability to incur debt and make dividend payments.
If Telesat’s Revolving Credit Facility is drawn by more than 35% of the Credit Facility amount, Telesat’s Credit Agreement requires Telesat to comply with a first lien net leverage ratio of 5.75:1.00, tested quarterly, and failure to comply will result in an event of default. Telesat refers to this first lien net leverage ratio as the Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio.
Telesat’s Credit Agreement limits, among other items, Telesat’s and its restricted subsidiaries’ ability to incur debt and make dividend payments if the total leverage ratio is above 4.50:1.00, with certain exceptions. Telesat refers to this total leverage ratio as the Consolidated Total Debt for Covenant Purposes to Consolidated EBITDA for the purposes of Telesat’s Senior Secured Credit Facilities.
Telesat’s Consolidated Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) for Covenant Purposes is defined as net income (loss) for Telesat and Restricted Subsidiaries plus interest expense, net of cash interest income earned on cash and cash equivalents, depreciation expense, amortization expense, extraordinary losses and unusual and non-recurring charges, non-cash charges, any expenses or charges incurred in connection with any issuance of debt, any impairment charges or asset write off, foreign withholding taxes paid or accrued, non-cash charges related to share-based compensation expense and consulting fees payable to Loral. Additional sums which may be added include projected cost savings from an acquisition and lost revenue which may have been earned by satellites that have been subject to an insured loss. Deductions which are made in calculating Consolidated EBITDA for Covenant Purposes include extraordinary, non-recurring gains and losses and non-cash gains and losses.
Further adjustments are made to account for income from Unrestricted Subsidiaries, and currency gains and losses (including non-cash gains or losses on derivative contracts). Unrestricted Subsidiaries are (a) any Subsidiary of Telesat that is formed or acquired after the closing date of the Credit Agreement, provided that such Subsidiary is designated as an Unrestricted Subsidiary, and (b) any Restricted Subsidiary subsequently re-designated as an Unrestricted Subsidiary. The Telesat Lightspeed constellation is being developed through unrestricted subsidiaries.
Consolidated EBITDA for Covenant Purposes is not a presentation made in accordance with IFRS, is not a measure of financial condition or profitability, and should not be considered as an alternative to (1) net income (loss) determined in accordance with IFRS or (2) cash flows generated from operating activities determined in accordance with IFRS. Additionally, Consolidated EBITDA for Covenant Purposes is not intended to be a measure of free cash flow for management’s discretionary use as it does not include certain cash requirements for such items as interest payments, tax payments and debt service requirements. Telesat believes that the inclusion of Consolidated EBITDA for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of the financial ratio maintenance covenant and other covenants on Telesat’s Senior Secured Credit Facilities. Consolidated EBITDA for Covenant Purposes is a material component of these covenants. Non-compliance with the financial ratio maintenance covenant contained in Telesat’s Senior Secured Credit Facilities could result in the requirement to immediately repay all amounts outstanding. This presentation of Consolidated EBITDA for Covenant Purposes is not comparable to other similarly titled measures of other companies because not all companies use identical calculations of EBITDA. Telesat believes the disclosure of the calculation of Consolidated

EBITDA for Covenant Purposes provides information that is useful to an investor’s understanding of Telesat’s financial flexibility.
The following is a reconciliation of net income, which is an IFRS measure of Telesat’s operating results, to Consolidated EBITDA for Covenant Purposes, as defined in the Credit Agreement and the calculation of the ratio of Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes as defined in the Credit Agreement. The terms and related calculations are defined in the Credit Agreement, a copy of which is publicly available at www.sec.gov.
(in millions of Canadian dollars)	Twelve months ended September 30, 2021
Net income	$315.6
Impact of unrestricted subsidiaries	444.1
Consolidated income for Covenant Purposes	759.7
Plus:
Income taxes (Note 1)	(405.8)
Interest expense (Note 1)	162.2
Depreciation and amortization expense (Note 1)	218.7
Non-cash share-based compensation and pension expense	52.5
Debt issue costs	6.8
Other	35.8
Increased (decreased) by:
Non-cash losses on changes in fair value of financial instruments and swap obligations and cash gains on the value of swap obligations	(5.4)
Non-cash losses resulting from changes in foreign exchange rates	(161.9)
Consolidated EBITDA for Covenant Purposes	$662.7

Note 1:
Tax, interest, depreciation and amortization expense for covenant purposes excludes certain specific expenses as defined in the Credit Agreement. As a result, these items in the covenant calculation do not reconcile to the financial statement line items.

Consolidated Total Secured Debt and Consolidated Debt for Covenant Purposes
Consolidated Total Debt for Covenant Purposes and Consolidated Total Secured Debt for Covenant Purposes are non-IFRS measures. Telesat believes that the inclusion of Consolidated Total Debt for Covenant Purposes and Consolidated Total Secured Debt for Covenant Purposes herein are appropriate to provide additional information concerning the calculation of the financial ratio maintenance and other covenants under Telesat’s Senior Secured Credit Facilities and provides information that is useful to understanding Telesat’s compliance with these financial covenants.

The following is a reconciliation of Telesat’s Consolidated Total Debt for Covenant Purposes and Consolidated Total Secured Debt for Covenant Purposes to Indebtedness:
(in $ millions)	As at September 30, 2021
U.S. dollar-denominated debt
Term Loan B U.S. Facility (US$)	$1,552.8
6.5% Senior Notes (US$)	550.0
4.875% Senior Secured Notes (US$)	400.0
5.625% Senior Secured Notes (US$)	500.0
3,002.8
Foreign exchange adjustment	804.8
Subtotal (CAD$)	3,807.6
Deferred financing costs and prepayment options (CAD$)	(2.3)
Indebtedness	$3,805.3
(in CAD $ millions)
Indebtedness	$3,805.3
Adjustments for covenant purposes:
Deferred financing costs and prepayment options (CAD$)	2.3
Add: lease liabilities	33.4
Consolidated Total Debt	3,841.0
Less: cash and cash equivalents (max. $100 million US$)	(126.8)
Consolidated Total Debt for Covenant Purposes	$3,714.2
Consolidated Total Debt	$3,841.0
Less: unsecured debt (6.5% Senior Notes)	(697.4)
Consolidated Total Secured Debt	3,143.6
Less: cash and cash equivalents (max. $100 million US$)	(126.8)
Consolidated Total Secured Debt for Covenant Purposes	$3,016.8
As at September 30, 2021, the Consolidated Total Debt for Covenant Purposes to Consolidated EBITDA ratio, for the purposes of our Senior Secured Credit Facilities was 5.60:1.00. The Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio, for the purposes of our Senior Secured Credit Facilities, was 4.55:1.00.
The consolidated EBITDA for covenant purposes for the Senior Secured Credit Facilities for the twelve months ended September 30, 2020 was $726.4 million. Detailed information of the calculation is included in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Telesat Canada Quarterly Report for the three and nine month period ended September 30, 2020 on Form 6-K filed with the SEC on October 29, 2020, which can be obtained on the SEC website at http://www.sec.gov.

Financial Information of Telesat, Restricted and Unrestricted Subsidiaries
Balance Sheet Data as of September 30, 2021 (in millions of Canadian dollars)	Issuer and Restricted Subsidiaries	Unrestricted Subsidiaries	Consolidating Adjustments	Consolidated
Current assets	$1,122.4	$549.7	$(18.9)	$1,653.2
Total assets	$7,560.5	$2,613.4	$(3,928.8)	$6,245.1
Current liabilities	$171.2	$36.0	$(18.9)	$188.2
Long-term debt, including current portion	$3,805.3	$—	$—	$3,805.3
Total liabilities	$4,674.8	$457.3	$(439.5)	$4,692.6
Shareholder’s equity	$2,885.6	$2,156.2	$(3,489.3)	$1,552.5
Statement of Income Data for the nine months ended September 30, 2021 (in millions of Canadian dollars)	Issuer and Restricted Subsidiaries	Unrestricted Subsidiaries	Consolidating Adjustments	Consolidated
Revenue	$597.6	$5.7	$(32.6)	$570.7
Operating expenses	(158.6)	(20.9)	32.6	(146.9)
Depreciation	(153.0)	(0.8)	0.4	(153.4)
Amortization	(12.1)	(0.2)	0.2	(12.1)
Other operating losses, net	(0.8)	—	—	(0.8)
Operating income (loss)	273.2	(16.2)	0.6	257.6
Loss from equity investments	(62.9)	—	62.9	—
Interest expense	(139.1)	—	—	(139.2)
Interest and other income	1.9	0.8	—	2.8
Loss on changes in fair value of financial instruments	(20.4)	—	—	(20.4)
Gain (loss) on foreign exchange	5.2	(7.8)	10.0	7.3
Income (loss) before tax	57.9	(23.2)	73.5	108.2
Tax expense	(29.7)	(39.7)	21.9	(47.6)
Net income (loss)	$28.2	$(62.9)	$95.3	$60.6
Balance Sheet Data as of December 31, 2020 (In millions of Canadian dollars)	Issuer and Restricted Subsidiaries	Unrestricted Subsidiaries	Consolidating Adjustments	Consolidated
Current assets	$228.0	$690.2	$(24.6)	$893.6
Total assets	$7,692.0	$2,560.7	$(4,671.5)	$5,581.2
Current liabilities	$143.9	$42.9	$(24.6)	$162.1
Long-term debt, including current portion	$3,187.2	$—	$—	$3,187.2
Total liabilities	$4,100.6	$425.2	$(404.5)	$4,121.3
Shareholder’s equity	$3,591.4	$2,135.5	$(4,267.0)	$1,459.9

Statement of Income Data for the year ended December 31, 2020 (In millions of Canadian dollars)	Issuer and Restricted Subsidiaries	Unrestricted Subsidiaries	Consolidating Adjustments	Consolidated
Revenue	$844.7	$0.4	$(24.7)	$820.5
Operating expenses	(179.5)	(26.1)	24.7	(180.9)
Depreciation	(216.6)	(0.3)	—	(216.9)
Amortization	(17.2)	—	—	(17.2)
Other operating gains (losses), net	1,730.9	—	(1,731.1)	(0.2)
Operating income (loss)	2,162.4	(26.0)	(1,731.1)	405.3
Income from equity investments	(405.1)	—	405.1	—
Interest expense	(203.7)	—	—	(203.8)
Interest and other income	1.5	3.7	—	5.2
Loss on changes in fair value of financial instruments	(13.1)	—	—	(13.1)
Gain on foreign exchange	47.6	—	—	47.6
Income (loss) before tax	1,589.6	(22.3)	(1,326.1)	241.2
Tax (expense) recovery	(70.3)	(382.8)	457.4	4.4
Net income (loss)	$1,519.3	$(405.1)	$(868.6)	$245.6
Critical Accounting Judgments and Estimates
The preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) requires Telesat to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the amounts of revenue and expenses reported. Actual results could differ from these estimates under different assumptions and conditions.
Critical judgments in applying accounting policies
Deferred revenue
Certain of Telesat’s revenue agreements were noted to have a significant financing component. Judgment by management is required to determine the discount rate used in the significant financing component calculation.
Lease Liability
Judgment by management is required in the determination of the likelihood that the lease renewal periods will be exercised as well as the determination of the incremental borrowing rate.
Uncertain income tax positions
Telesat operates in numerous jurisdictions and are subject to country-specific tax laws. Telesat uses significant judgment when determining the worldwide provision for tax, and estimate provisions for uncertain tax positions as the amounts expected to be paid based on a qualitative assessment of all relevant factors. In the assessment, Telesat considers risk with respect to tax matters under active discussion, audit, dispute or appeal with tax authorities, or which are otherwise considered to involve uncertainty. Telesat reviews the provisions at each balance sheet date.
Critical accounting estimates and assumptions
Derivative financial instruments measured at fair value
Derivative financial assets and liabilities are measured at fair value. When quoted market values are unavailable for Telesat’s financial instruments, and in the absence of an active market, Telesat determines fair value for financial instruments based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or Telesat makes use of internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs. The determination of fair value is significantly impacted by the assumptions used for the amount and timing of estimated future cash flows and discount rates. As a result, the fair value of financial assets and liabilities, and the amount of gains or losses on changes in fair value recorded to net income could vary.
Impairment of goodwill
Goodwill represented $2,446.6 million of Telesat’s total assets as at September 30, 2021. Determining whether goodwill is impaired using a quantitative approach requires an estimation of Telesat’s value, which requires Telesat to estimate the future cash flows expected to arise from operations and to make assumptions regarding economic factors, tax rates, and annual growth rates. Actual operating results and Telesat’s related cash flows could differ from the estimates used for the impairment analysis.
Impairment of intangible assets
Intangible assets represented a significant portion of Telesat’s total assets as at September 30, 2021. Telesat tests intangible assets for impairment annually or more frequently if indicators of impairment or reversal of a prior impairment loss exist. If the quantitative impairment analysis is required, it would require Telesat to estimate the future cash flows expected to arise from operations, and to make assumptions regarding economic factors, discount rates, tax rates, and annual growth rates. Significant judgments are made in establishing these assumptions. Actual operating results and Telesat’s related cash flows could differ from the estimates used for the impairment analysis.
Employee benefits
The cost of defined benefit pension plans, other post-employment benefits, and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions which may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates, future pension increases and return on plan assets. Due to the complexity of the valuation, the underlying assumptions, and its long-term nature, the defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed annually.
Share-based compensation
The expense for stock options is based on the fair value of the awards granted using the Black-Scholes option pricing model. The Black-Scholes option pricing model includes estimates of the dividend yield, expected volatility, risk-free interest rate and the expected life in years. Any changes in these estimates may have a significant impact on the amounts reported.
Determination of useful life of satellites and finite life intangible assets
The estimated useful life and depreciation method for satellites and finite life intangible assets are reviewed annually, with the effect of any changes in estimate being accounted for on a prospective basis. Any change in these estimates may have a significant impact on the amounts reported.
Income taxes
Telesat assesses the recoverability of deferred tax assets based upon an estimation of Telesat’s projected taxable income using enacted or substantially enacted tax laws, and Telesat’s ability to utilize future tax deductions before they expire. Actual results could differ from expectations.
Accounting Standards
Changes in Accounting Policies
Interest rate benchmark reform — Phase 2
Telesat has adopted the Interest rate benchmark reform — Phase 2 (Amendments to IFRS 9, Financial Instruments, IAS 39, Financial Instruments: Recognition and Measurement, IFRS 7, Financial Instruments:

Disclosure, IFRS 4, Insurance Contracts and IFRS 16,Leases). The amendments enable entities to reflect the effects of transitioning from benchmark interest rates, such as inter-bank offered rates (“IBOR”) to alternative benchmark interest rates. As a result of the Phase 2 amendments relief, changes to contractual cash flows as a direct consequence of IBOR reform will not result in an immediate gain or loss in the statement of income.
Interest rates on certain of our indebtedness are determined by reference to benchmark rates. Similarly, benchmark rates are used in the calculation of the fair value of certain financial assets and liabilities. As none of the benchmark interest rates used by Telesat has yet been transitioned to an alternative benchmark rate, there is no impact on Telesat’s financial statements.
Telesat has determined that the largest impact of the alternative benchmark rates will be relating to the Term Loan B — U.S. Facility as well as our interest rate swaps.
The risks identified are not expected to cause any major changes in the Company’s risk management strategy.
Future Changes in Accounting Policies
Amendments to IAS 1 and IFRS Practice Statement 2
In February 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments require entities to disclose their material accounting policies rather than their significant accounting policies.
The amendments clarify that accounting policy information is material if users of an entity’s financial statements would need it to understand other material information in the financial statements and that accounting policy information may be material because of its nature, even if the related amounts are immaterial. On the other hand, although a transaction, other event or condition to which the accounting policy information relates may be material, it does not necessarily mean that the corresponding accounting policy information is material to the entity’s financial statements.
The amendments are applied prospectively and are effective for annual periods beginning on or after January 1, 2023, with earlier application permitted.
The changes will only impact the level of disclosures within Telesat’s financial statements.
The Company is currently evaluating the impact of the amendment.
Amendments to IAS 12
In May 2021, the IASB issued amendments to IAS 12, Income Taxes.
In specified circumstances, companies are exempt from recognizing deferred tax when they recognize assets or liabilities for the first time. The amendments clarify that such initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition. Accordingly, entities are required to recognize deferred tax associated with transactions, such as leases and decommissioning obligations, which give rise to equal and offsetting temporary differences.
The amendments are effective for annual reporting periods beginning on or after January 1, 2023 with early adoption permitted.
There will be no impact on Telesat’s consolidated financial statements as a result of the amendments.
There are no other new or amended standards determined to be applicable to Telesat.

BOARD OF DIRECTORS AND SENIOR MANAGEMENT
Unless otherwise stated, references to “Telesat,” the “Company,” “we,” “us” or “our” in this section refers to Telesat Canada and its subsidiaries before the closing of the Transaction, and to Telesat Corporation and its subsidiaries (including Telesat Canada) after the closing of the Transaction.
The following table sets forth certain information regarding our directors and senior management to hold office as of the closing of the Transaction. The terms of office of each of our directors expires on the date of the next annual meeting of our shareholders. The business address for our directors and senior management is 160 Elgin Street, Suite 2100, Ottawa, Ontario, Canada, K2P 2P7.
Name	Province/State and Country of Residence	Age	Position	Telesat Corporation Shares (on fully exchanged and converted basis)(4)	Principal Occupation for the Last 5 Years
Directors
Ms. Mélanie Bernier(2)	Montreal, Quebec, Canada	46	Director	—	Senior Vice President and Chief Legal Officer, PSP Investments
Mr. Michael Boychuk(2)	Baie-D-Urfe, Quebec, Canada	66	Director	—	Director of Corus Entertainment, Laurentian Bank and GDI ITF
Mr. Jason A. Caloras(1)	Brooklyn, NY, USA	36	Director	—	Principal, MHR Fund Management
Ms. Jane Craighead	Elizabethtown, Ontario, Canada	62	Director	—	Retired; Previously Senior Vice President Global Human Resources, Scotiabank
Mr. Richard Fadden	Ottawa, Ontario, Canada	70	Director	—	Corporate Director/Advisor
Mr. Daniel Goldberg	Ottawa, Ontario, Canada	56	Director	103,403 (0.21%)	Chief Executive Officer, Telesat Canada
Mr. Henry Intven	Victoria, British Columbia, Canada	73	Director	—	Principal, Haro Strait Consulting Inc
Dr. Mark H. Rachesky(1)	New York, NY, USA	62	Director	—	Founder and Chief Investment Officer, MHR Fund Management LLC
Mr. Guthrie Stewart(2)	Westmount, Quebec, Canada	66	Director	—	Executive, PSP Investments
Mr. Michael B. Targoff(1)	New York, NY, USA	77	Director	—	Vice Chairman, Loral Space & Communications Inc.

Name	Province/State and Country of Residence	Age	Position	Telesat Corporation Shares (on fully exchanged and converted basis)(4)	Principal Occupation for the Last 5 Years
Senior Management
Mr. Daniel Goldberg(3)	Ottawa, Ontario, Canada	56	President and Chief Executive Officer	(see above)	Chief Executive Officer, Telesat Canada
Ms. Michèle Beck	Ottawa, Ontario, Canada	56	Senior Vice President, Canadian Sales	—	Senior Vice President, Canadian Sales, Telesat Canada
Mr. Andrew Browne	Ottawa, Ontario, Canada	66	Chief Financial Officer	—	Chief Financial Officer, Telesat Canada; Chief Financial Officer of SES S.A.
Mr. Christopher S. DiFrancesco	North Gower, Ontario, Canada	58	Vice President, General Counsel and Secretary	—	Vice President, General Counsel and Secretary, Telesat Canada
Mr. Glenn Katz	Philadelphia, PA, USA	59	Chief Commercial Officer	—	Senior Vice President and General Manager, Comcast Business Enterprise Solutions
Mr. John Flaherty	Ottawa, Ontario, Canada	56	Vice President, Business Planning and Marketing	—	Vice President, Business Planning and Marketing, Telesat Canada
Mr. Erwin Hudson	Asheville, NC, USA	65	Vice President, Telesat Lightspeed System Development	—	Vice President, Telesat Lightspeed System Development, Telesat Canada
Mr. Michael C. Schwartz	Ottawa, Ontario, Canada	57	Senior Vice President, Corporate & Business Development	—	Senior Vice President, Corporate & Business Development, Telesat Canada
Mr. David N. Wendling	Ottawa, Ontario, Canada	59	Chief Technical Officer	—	Chief Technical Officer, Telesat Canada

(1)
If such person is unable or unwilling to serve as Director, a replacement may be designated pursuant to the Investor Rights Agreement by and between MHR and Telesat Corporation.

(2)
If such person is unable or unwilling to serve as Director, a replacement may be designated pursuant to the Investor Rights Agreement by and between PSP Investments and Telesat Corporation.

(3)
Such Director serves as the Chief Executive Officer of Telesat Corporation.

(4)
See “Principal Securityholders.”

Our Directors
Mélanie Bernier has been Senior Vice President and Chief Legal Officer at PSP Investments since November 2018. She was previously Vice President and Divisional General Counsel and has been at PSP Investments for over 12 years. Ms Bernier’s qualifications for service on the board of directors of Telesat Corporation include her significant experience with regulatory, legal, corporate governance and operational matters, in particular as part of the senior management team of a Canadian Crown corporation. She has extensive experience in negotiating and providing strategic advice regarding corporate transactions across jurisdictions and industries, including transactions with governmental entities, having practiced as a corporate lawyer for over 20 years.
Michael T. Boychuk is a retired senior executive who, since his retirement in 2015, serves as a professional corporate director. He is a professional Chartered Accountant since 1979 and was in 2012 made a fellow of the Order of Chartered Accountants of Quebec. Prior to his retirement, Mr. Boychuk held senior executive positions within the BCE group of companies, including President of Bimcor, BCE’s pension investment subsidiary and Senior Vice President and Corporate Treasurer of both BCE Inc. and Bell Canada. As a professional Chartered Accountant, Mr. Boychuk is deemed to be a financial expert, and currently serves on the boards of a number of public and private companies. He has been serving on boards for over 20 years and has extensive experience with audit committees as well as risk and governance and human resources. Mr. Boychuk brings to Telesat Corporation a wide array of financial and strategic expertise and knowledge of the satellite industry attained through his past experience at BCE Inc. and the other public companies he is associated with. He is currently a member of the following Boards of Directors: (Public) Laurentian Bank of Canada, GDI Integrated Facility Services Inc., Corus Entertainment (Private) and Cadillac Fairview Corporation. Mr. Boychuk is also a Governor of McGill University and previous chair of the university’s audit and pension committees.
Jason A. Caloras has been a Principal of MHR Fund Management LLC since 2011. Mr. Caloras has served as a Director of Thor Resources, a private company operating in the natural resources sector, since 2018 and has served on the Board of Managers of Magnet Companies, a private media and consumer company, since 2018. He received a Bachelor of Arts degree in Economics from Harvard University. Mr. Caloras has significant investing experience, specifically in the satellite and telecommunications space during his career with MHR Fund Management LLC. Mr. Caloras also has deep financial and structuring expertise that are highly relevant and beneficial to Telesat Corporation. Mr. Caloras has strong relationships in the financial community that specifically serves the satellite sector, as well as has extensive knowledge of Telesat’s business and strategy.
Jane Craighead is a Chartered Professional Accountant (CPA) and a Chartered Accountant with over 20 years of international experience with public company boards, and over 30 years of experience in accounting and finance. She retired from Scotiabank in 2019 where she was Senior Vice President Global Human Resources for eight years. As a CPA, Ms. Craighead is deemed to be a financial expert. She is currently a member of the Board of Directors of Crombie Real Estate Investment Trust (REIT) where she is a member of the Audit Committee and HR Committee, of Intertape Polymer Group Inc. where she is chair of the Human Resources Committee and a member of the ESG Committee, and of Jarislowsky Fraser Limited. She was a director of Clearwater Seafoods Incorporated from 2015 until its privatization in 2021 where she served as the chair of the Human Resources Development and Compensation Committee, and a member of the Finance and Audit committees and the Special Committee for the sale process. She was also previously a director of Park Lawn Corporation where she served as chair of the Investment Committee and a member of the Audit Committee, HR Committee and Governance Committee. Ms. Craighead is Vice Chair of the Board of Regents of Mount Allison University, and Co-Vice Chair of the McGill University Hospital Centre (MUHC) Foundation. She holds a PhD in Management from McGill University, has published research on executive compensation and corporate governance, and has been recognized as one of Canada’s Top 100 Most Powerful Women by the Women’s Executive Network.
Richard Fadden was the National Security Advisor to the Prime Minister of Canada from January 2015 to March 2016. Previously he was the Deputy Minister of National Defence starting in 2013 and served as the Director of the Canadian Security Intelligence Service from 2009 until 2013. Mr. Fadden has also served as the Deputy Minister for Citizenship and Immigration Canada from 2006 to 2009, the Deputy Minister of Natural Resources Canada from 2005 to 2006, President of the Canadian Food Inspection Agency from 2002 to 2005, and Deputy Clerk and Counsel in the Privy Council Office from 2000 to 2002, during which time he assumed the additional duties of Security and Intelligence Coordinator in February 2001. Earlier in his career, Mr. Fadden worked in a variety of positions throughout the Government of Canada including in the Department of External Affairs, the Office of the Auditor General of Canada, Natural Resources Canada and the Treasury Board Secretariat. He is chairman of ADGA Group’s Strategic Advisory Council since November 2018, a Strategic Advisor to Awz HLS Fund and a Director of Cyber Defence Corporation. He is also a member of L3 Harris’ Canadian Advisory Board, a Director of the Canadian Red Cross and Director of the Conference of Defence Associations Institute.
Daniel S. Goldberg became Telesat’s President and Chief Executive Officer in September 2006. Prior to September 2006, Mr. Goldberg served as Chief Executive Officer of SES New Skies, a position he held since March 2006 following the purchase of New Skies by SES. Mr. Goldberg served as the Chief Executive Officer of New Skies Satellites from 2002 to 2006 and prior to that as Chief Operating Officer of New Skies since February 2000. Prior to that time, he had served as New Skies General Counsel since 1998. Prior to joining New Skies, Mr. Goldberg worked at PanAmSat as the Associate General Counsel and Vice President of Government and Regulatory Affairs during 1998. From 1993 to 1997, he was an associate at Goldberg, Godles, Wiener & Wright, a law firm in Washington, D.C. He received a Bachelor of Arts degree from the University of Virginia, graduating with highest honors, and a Juris Doctor degree, cum laude, from Harvard Law School.
Henry (Hank) Intven is principal of Haro Strait Consulting Inc. For twenty-five years, he was a partner in the Toronto office of McCarthy Tétrault LLP, a leading Canadian law firm. He has held a number of senior advisory and executive positions with the Canadian Government and the Canadian Radio-television and Telecommunications Commission. Over the past 37 years, he has advised businesses and governments on many of the major commercial, regulatory and policy developments in the Canadian telecommunications industry. He has also advised on business, policy and regulatory matters involving the telecommunications industry in more than 20 other countries.
Mark H. Rachesky, M.D. is the Founder and Chief Investment Officer of MHR Fund Management LLC, a New York-based investment firm that takes a private equity approach to investing. MHR manages approximately US$5 billion of capital and has holdings in public and private companies in a variety of industries. He has been Non-executive Chairman of the Board of Directors of Loral since 2006 and is Chairman of the Loral Compensation Committee and a member of the Loral Executive Committee. Dr. Rachesky is Chairman of the Board of Directors of Lions Gate Entertainment Corp, and serves on the Board of Directors of Navistar International Corporation and Titan International Inc. He has also previously served as a director of Emisphere Technologies, Inc. and Leap Wireless International, Inc. Dr. Rachesky holds an MBA from the Stanford University School of Business, an MD from the Stanford University School of Medicine and a BA in Molecular Aspects of Cancer from the University of Pennsylvania. Dr. Rachesky, who is 62 years old, became a director of Telesat in October 2007. Dr. Rachesky has demonstrated leadership skills as well as extensive financial expertise and broad-based business knowledge and relationships. In addition, Dr. Rachesky has significant expertise and perspective as a member of the board of directors of private and public companies engaged in a wide range of businesses.
Guthrie Stewart has been an executive with global pension fund manager PSP Investments since September 2015. Until June of 2020, Mr. Stewart was Executive Vice-President and Global Head of Private Investments overseeing PSP Investments global teams managing private equity and infrastructure. He has been a Director of Telesat since 2016. Mr. Stewart has broad business and investing experience, including more than 12 years in telecommunications and more than ten years in investment management. For eight years until 2000, he was an executive with Teleglobe Inc., the listed shareholder of Teleglobe Canada (at the time Canada’s international telecom carrier), including two years as CEO and President of Teleglobe Canada. Teleglobe Canada had varied satellite investments, including as a member and distributor of Inmarsat and Intelsat, and also as founding investor in Orbcomm. Mr. Stewart was a partner in one of Canada’s largest mid-market buyout firms, EdgeStone Capital Partners, from 2001 until the end of 2007 following the sale of majority interest. He holds an LL.B from Osgoode Hall (Toronto, Canada) and an M.B.A. from INSEAD in Europe. He also holds the ICD.D designation from the Canadian Institute of Corporate Directors. Through his career, he has participated as a Director on numerous private and public boards and as a member at various times of all major Committees.
Michael B. Targoff has been Vice Chairman of Loral Space & Communications Inc. since November 21, 2005 and a consultant to Loral since December 15, 2012. Mr. Targoff was Chief Executive Officer of Loral from March 1, 2006 to December 14, 2012 and President of Loral from January 8, 2008 to December 14, 2012. Mr. Targoff also has been a Director and member of the Audit Committee of Telesat Canada since Loral acquired its interest in Telesat in October 2007. From 1998 to February 2006, Mr. Targoff was founder and principal of Michael B. Targoff & Co., a private investment company. Mr. Targoff’s qualifications for service on the board of directors of Telesat Corporation include his extensive understanding and knowledge of its business and the satellite industry, as well as demonstrated leadership skills and operating experience, acquired during more than 20 years of serving as a senior executive of Loral and its predecessors. As a current or former director of other public and private companies in the telecommunications industry, Mr. Targoff also brings to Telesat Corporation a broad-based business knowledge and substantial financial expertise.
Our Senior Management
Daniel S. Goldberg (see section entitled “— Our Directors” above).
Michèle Beck joined Telesat in 1987 as a project engineer in the Broadband Development Group. In 1994, she joined the Canadian Cable Telecommunications Association as Director Engineering and was subsequently promoted to Vice President in 1996. In March 2006, Ms. Beck returned to Telesat as the Director, Engineering responsible for all satellite service offerings. In 2009, she became Director of North American Enterprise and Government Sales and in January 2013 was promoted to Vice President, North American Sales with a subsequent title change to Senior Vice President, Canadian Sales. She holds a Bachelor of Applied Science, Electrical Engineering from the University of Ottawa.
Andrew Browne was appointed Chief Financial Officer of Telesat in December 2019. Prior to that, he was the Chief Financial Officer of SES S.A. from February 2018 to September 2019, Chief Financial Officer of O3b Networks from 2013 to 2018, and Chief Financial Officer and member of the management board at SES from 2010 to 2013. Mr. Browne served as CFO of New Skies Satellites between 1998 and 2008, and as Chief Financial Officer and Deputy CEO of Intelsat between 1995 and 1998. Prior to Intelsat, he held Chief Financial Officer and board positions at a number of global companies and organizations specializing in the telecommunications, technology and financial sectors, SES Astra, O3b, Advanced Micro Devices, Tom Tom and the Development Bank of Ireland in Dublin. Mr. Browne is a member of the board of the International Space University (ISU) in Strasbourg, France. He has an MBA from Trinity College in Dublin, Ireland.
Christopher S. DiFrancesco became Telesat’s Vice President, General Counsel and Secretary in 2009. Prior to that, Mr. DiFrancesco served as Senior Vice President, Legal, General Counsel and Secretary of Corel Corporation, a position he held since 2006. From 2003 to 2006, he served as Corel Corporation’s Vice President, Legal, General Counsel and Secretary, and as Corporate Counsel from 2000 to 2003. From 1998 to 2000, he served as Associate Counsel for the National Hockey League Players’ Association. From 1989 to 1998, he was an Articling Student and then Associate with the law firm of Gowling Lafleur Henderson. He holds a Bachelor of Engineering Science in Mechanical Engineering and a Bachelor of Laws from the University of Western Ontario.
John Flaherty joined Telesat in 1987, and since that time has held a variety of positions in Finance, Business Development and Marketing including the Director, South America from 2006 to 2007 and the Director, Planning and Marketing from 2007 to 2012. Mr. Flaherty was appointed Vice President, Business Planning & Marketing in 2013. He holds a Master of Business Administration from Queen’s University as well as a Bachelor of Arts, major in Economics from Carleton University.
Erwin Hudson joined Telesat in 2017 as Vice President, Telesat LEO with a subsequent title change to Vice President, Telesat Lightspeed System Development. Prior to joining Telesat, Mr. Hudson was at Viasat Inc. where he was Sr. Vice President, Viasat Australia from 2012 to 2017. Between 2000 and 2012, Mr. Hudson held positions at WildBlue Communications including President and Chief Technology

Officer. WildBlue was acquired by Viasat in 2009. Prior to WildBlue, Mr. Hudson was a senior executive at Space Systems Loral from 1998 to 2000 and, before that he was Director, Satellite Communications at TRW Space & Electronics. Mr. Hudson was at TRW from 1980 to 1998. Mr. Hudson earned a Bachelor’s Degree in Electrical Engineering from North Carolina State University, a Master’s Degree in Electrical Engineering from The Ohio State University and a Professional Engineers Degree in Electrical Engineering from the University of Southern California.
Glenn Katz joined Telesat in 2021 as Chief Commercial Officer. Before joining Telesat Mr. Katz was Senior Vice President and General Manager of Comcast Business Enterprise Solutions from 2014 to 2021. Previously he served as Chief Executive Officer of Spacenet Inc. a wholly owned subsidiary of Gilat Satellite Systems Ltd from 2012 to 2014, and as President and Chief Operating Officer from 2005 to 2012. Prior to Spacenet Mr. Katz was CEO and Chief Information Officer of Starband Inc. a wholly owned subsidiary of Gilat Satellite Systems from 2004 to 2005. From 1997 to 2004 Mr. Katz served in various Executive rolls for Gilat Satellite Networks around the world including Vice President of Customer Services, Chief Technical Officer of Gilat Latin America, Inc., and Vice President of Product Development for Gilat Florida Inc. From 1987 to 1997 Mr. Katz served in various R&D rolls for Gilat Satellite Networks Ltd, Scientific Atlanta Inc., and Digital Transmission Systems. Mr. Katz holds a Bachelor of Engineering and a Masters of Science in Electrical Engineering from the Georgia Institute of Technology in Atlanta, Georgia.
Michael C. Schwartz rejoined Telesat in 2015 as Senior Vice President, Corporate & Business Development. From 2013 to 2015, he served as Senior Vice President, Corporate Strategy and Development with Sprint Corporation, after having served as Vice President, Marketing, Corporate Development & Regulatory of Telesat from 2007. Mr. Schwartz joined Telesat from SES New Skies, where he served as Senior Vice President of Marketing and Corporate Development, a position he held since 2006 following the purchase of New Skies Satellites by SES. Prior to that, Mr. Schwartz served in the same position for New Skies Satellites since 2003. Prior to joining New Skies Satellites, he served as Chief Development and Financial Officer of Terabeam Corporation (Terabeam), responsible for business and corporate development as well as financial operations. Prior to Terabeam, he was a co-founder and President of an Internet infrastructure company, which was sold in 2000. He also held two senior positions at AT&T Wireless Services, most recently as Vice President of Acquisitions and Development. Mr. Schwartz graduated magna cum laude from Harvard University in physics and magna cum laude from Harvard Law School.
David N. Wendling joined Telesat in 1986, and has held a variety of key positions within the Space Systems Department prior to being appointed Vice President, Space Systems in 2007 with a title change to Vice President Space and Network Engineering in 2008 and to Chief Technical Officer in 2013. Mr. Wendling holds a Bachelor of Applied Science from the University of Waterloo. He is registered as a Professional Engineer with the Professional Engineers of Ontario.
Penalties or Sanctions
To our knowledge and based on the information furnished to us by our directors and executive officers, none of our directors or executive officers, and to the best of our knowledge, no shareholder holding a sufficient number of securities to affect materially the control of us, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision with the following exception: Mark H. Rachesky is the Chairman of Lions Gate Entertainment Corporation (“Lions Gate”), which entered into an administrative order with the SEC pursuant to which Lions Gate admitted to certain disclosure violations and agreed to pay US$7.5 million in penalties. Lions Gate announced the entering into of the administrative order on March 13, 2014.
Individual Bankruptcies
To our knowledge and based on the information furnished to us by our directors and executive officers, none of our directors or executive officers, and to the best of our knowledge, no shareholder holding a sufficient number of securities to affect materially the control of us, has, within the ten years prior to the date of this prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.
Corporate Cease Trade Orders and Bankruptcies
To our knowledge and based on the information furnished to us by our directors and executive officers, other than as set out below, none of our directors or executive officers is, as at the date of this prospectus, or has been within the ten years prior to the date of this prospectus: (a) a director, chief executive officer or chief financial officer of any company (including Telesat Corporation and its other subsidiaries) that was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or (c) a director or executive officer of any company (including Telesat Corporation and its other subsidiaries) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, with the following exception: Mr. Michael Boychuk was a director of Yellow Media Inc., when it announced a recapitalization on July 23, 2012. The recapitalization was implemented and became effective on December 20, 2012 and was implemented in accordance with a court-approved plan of arrangement under the Canada Business Corporations Act.
For the purposes of the above paragraph, “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case, that was in effect for a period of more than 30 consecutive days.

CORPORATE GOVERNANCE
Telesat recognizes that good corporate governance plays an important role in its overall success and in enhancing shareholder value and, accordingly, Telesat Corporation has adopted, or will be adopting in connection with the closing of the Transaction, certain corporate governance policies and practices.
The Canadian Securities Administrators have issued corporate governance guidelines pursuant to National Policy 58-201 — Corporate Governance Guidelines (the “Corporate Governance Guidelines”), together with certain related disclosure requirements pursuant to National Instrument 58-101 — Disclosure of Corporate Governance Practices (“NI 58-101”). The Corporate Governance Guidelines are recommended as “best practices” for reporting issuers to follow. The aforementioned corporate governance policies and practices adopted or to be adopted by Telesat Corporation reflects consideration of these recommended Corporate Governance Guidelines and will be subject to the rights of MHR and PSP Investments under the Telesat Corporation Articles and Investor Rights Agreements. The summary below sets out Telesat Corporation’s expected approach to corporate governance in relation to the Corporate Governance Guidelines, including the disclosure required by NI 58-101.
In addition, pursuant to Rule 5615(b) of NASDAQ’s rulebook (the “NASDAQ Marketplace Rules”), Telesat Corporation, as a Foreign Private Issuer (as defined under U.S. securities laws), has the option to comply with practices that are permitted under Canadian law in lieu of certain provisions of the NASDAQ Marketplace Rules.
Notwithstanding the preceding sentence, Telesat Corporation intends to comply with the rules generally applicable to U.S. domestic companies listed on the NASDAQ. Telesat Corporation may in the future decide to use other Foreign Private Issuer exemptions with respect to some of the other NASDAQ listing requirements. Following the home country governance practices of Telesat Corporation, as opposed to the requirements that would otherwise apply to a company listed on the NASDAQ, may provide less protection than is accorded to investors under the NASDAQ listing requirements applicable to U.S. domestic issuers.
Telesat Corporation Governance
The rights and obligations of the Telesat Corporation shareholders are set out in the Telesat Corporation Articles. The governance of Telesat Corporation is subject to the terms of the BCBCA and separate Investor Rights Agreements entered into between Telesat Corporation and each of MHR and PSP Investments. The composition of the Telesat Corporation Board and a summary of the rights, duties and obligations of its members, as provided in the Telesat Corporation Articles, follows below under “— Composition of the Telesat Corporation Board and Committees.”
Composition of the Telesat Corporation Board and Committees
Under the Telesat Corporation Articles and the Investor Rights Agreements, for so long as either PSP Investments or MHR (or, if applicable, a person to whom PSP Investments or MHR has delegated its right to designate directors to the Telesat Corporation Board under the Telesat Corporation Articles), is a 5% Holder, the Telesat Corporation Board will consist of ten directors, unless a change to the number of directors of the Telesat Corporation Board is approved by a majority of the Specially Designated Directors then in office (in addition to being approved by PSP Investments or MHR as required under their respective Investor Rights Agreements and the Telesat Corporation Articles, if applicable).
The Telesat Corporation Board, as initially constituted, includes the Chief Executive Officer of Telesat Corporation, three directors designated by PSP Investments and its affiliates, three directors designated by MHR and its affiliates, and three independent directors who are unaffiliated with MHR and PSP Investments designated by the Nominating Committee, each of whom must qualify as a Specially Designated Director. Thereafter, the number of directors shall be set by resolution of the shareholders or as adjusted by the Telesat Corporation Board from time to time, subject to the provisions of the BCBCA.
Until the Special Nomination Termination Date, any designee of the Nominating Committee may be rejected by the Telesat Corporation Board only for Good Cause (as defined in the Telesat Corporation Articles), in which case the Nominating Committee shall have the right to designate a substitute designee.

Following the Special Nomination Termination Date, approval of the Telesat Corporation Board will be required for the appointment of three of the designees proposed by the Nominating Committee, though until the Special Board Date, such approval is not to be unreasonably withheld and approval of at least a majority of the Specially Designated Directors then in office, not to be unreasonably withheld, will also be required. In addition, for purposes of Telesat Corporation’s annual meeting of shareholders to be held in calendar year 2024, three of the designees proposed by the Nominating Committee may instead be designated by a subset of its members selected by the Telesat Corporation Board, with any such subset of the members of the Nominating Committee to be selected by the Telesat Corporation Board and to include at least the three members required to be appointed to the Nominating Committee under the Telesat Corporation Articles.
Pursuant to the Investor Rights Agreements, if PSP Investments or MHR, respectively, decreases their respective aggregate ownership of Telesat Corporation Shares and Telesat Partnership Units at any time such that it owns less than 25%, 15% or 5%, respectively, of all of the issued and outstanding Telesat Corporation Shares and Telesat Partnership Units as of the Closing, the number of directors which such party is entitled to designate to the Telesat Corporation Board will decrease to two, one and zero, respectively. The number of independent directors that the Nominating Committee may designate to the Telesat Corporation Board will be increased by one each time the number of designees PSP Investments or MHR (or, if applicable, a person to whom PSP Investments or MHR has delegated its right to designate directors to the Telesat Corporation Board under the Telesat Corporation Articles) is entitled to designate is reduced by one, until there are no such designees. In general, such independent directors must be Canadian.
Directors of Telesat Corporation may only be removed with an affirmative vote of at least 75% of the votes attached to the outstanding Telesat Corporation Shares and Special Voting Shares, voting together as a single class. However, if PSP Investments or MHR (or one of its respective assignees, if applicable) provides written notice to Telesat Corporation that one of the directors that it had designated to the Telesat Corporation Board will resign, the delivery of such notice will be deemed such designator’s resignation. Such resignation will be effective immediately upon receipt of such written notice by Telesat Corporation without consent or acceptance of the Telesat Corporation Board or any of its shareholders.
The Telesat Corporation Board has established three committees in accordance with the terms of the Telesat Corporation Articles: the Audit Committee, the Nominating Committee, and the Compensation Committee (each as defined below). See the remainder of this section and “— Committees of the Telesat Corporation Board” for a further description of the committees.
Canadian Director and Committee Member Requirements
The Telesat Corporation Articles include certain requirements of directors of Telesat Corporation, so Telesat Corporation may maintain its status as a Canadian (for the purposes of this section, as defined in the Investment Canada Act) controlled entity. These requirements include that, prior to the occurrence of an Unwind Trigger, at least a majority of the Telesat Corporation Board be comprised of directors who are both (i) Canadian (as defined in the Investment Canada Act) and (ii) nominated for election by either: (x) the Nominating Committee, if comprised of a majority of Canadian directors, (y) PSP Investments, or its affiliates, or (z) a shareholder who is Canadian.
Additionally, until the occurrence of an Unwind Transaction, at least a majority of the directors serving on each of the Audit Committee, the Nominating Committee, the Compensation Committee and any other committee formed in accordance with the Telesat Corporation Board, is required to be both (i) Canadian and (ii) nominated for election by either: (x) the Nominating Committee, if comprised of a majority of Canadian directors, (y) PSP Investments, or its affiliates, or (z) a shareholder who is Canadian; provided that no committee member designated by MHR (or its assignee, if applicable) shall be required to be Canadian.
Nomination Rights of Principal Shareholders
As described above, under the Investor Rights Agreements, Telesat Corporation’s principal shareholders, namely PSP Investments and MHR and their affiliates, are each granted a right to nominate three directors to the Telesat Corporation Board. Further, so long as the applicable principal shareholder has the right to designate at least one director to the Telesat Corporation Board, it will have the right, though not the obligation, to select one of the directors it designated to the Telesat Corporation Board to serve on or be an observer to Telesat Corporation’s Audit Committee, Compensation Committee, and Nominating Committee or any other committee which may be formed in accordance with Telesat Corporation’s Articles (provided that the mandate of such committee is not solely to consider any contract or transaction between Telesat Corporation and the applicable principal shareholder or any of its affiliates).
Pursuant to the Investor Rights Agreements, PSP Investments and MHR agree, among other things, to not (i) call or knowingly facilitate the calling of a special meeting of the shareholders of Telesat Corporation or the partners of Telesat Partnership for the purpose of the election or removal of any directors of Telesat Corporation or amendments to the Telesat Corporation Articles or the Partnership Agreement, (ii) initiate proposals for action by the shareholders of Telesat Corporation or the partners of Telesat Partnership for the purpose of the election or removal of any directors of Telesat Corporation or amendments to the Telesat Corporation Articles or the Partnership Agreement or (iii) request that Telesat Corporation or the Telesat Corporation Board take any action that is inconsistent with the foregoing.
The Investor Rights Agreements allow each of PSP Investments and MHR to transfer its respective right to designate one member of the Telesat Corporation Board to a third party if the applicable principal shareholder transfers an amount of Telesat Public Shares, Class C Shares, Telesat Partnership Units or any right or security that is exercisable for, convertible into or exchangeable for Telesat Corporation Shares representing (i) at least 9.9% of the issued and outstanding Telesat Corporation Shares on a fully diluted basis as of the Closing and (ii) at least 5% of the issued and outstanding Telesat Corporation Shares on a fully diluted basis at the time of such transfer. The acquirer’s right to designate one member to the Telesat Corporation Board will terminate upon the date that such acquirer holds Telesat Corporation Shares, Telesat Partnership Units or any right or security that is exercisable for, convertible into or exchangeable for Telesat Corporation Shares representing less than 5% of the issued and outstanding Telesat Corporation Shares on a fully diluted basis. Telesat Corporation agrees to take certain actions to reasonably cooperate with PSP Investments and/or MHR to facilitate a sale of PSP Investments’ or MHR’s Telesat Corporation Shares or Telesat Partnership Units, as applicable, to a third party, at PSP Investments’ and/or MHR’s sole cost and expense, for so long as PSP Investments or MHR, as applicable, beneficially owns at least 10% of the Telesat Corporation Shares or Telesat Partnership Units on a fully diluted basis.
Additional negotiated rights of PSP Investments and MHR are contained in the Telesat Corporation Articles and Partnership Agreement, and are discussed under “Description of Share Capital.”
Director Independence
Pursuant to NASDAQ Rule 5605, an “independent director” means a person other than an executive officer or employee of the company to whose board they are appointed to or any other individual having a relationship which, in the opinion of such company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In addition, the NASDAQ Marketplace Rules contain certain “bright-line” tests of independence that a board of directors must consider before making a determination of independence. Under NI 58-101, a director is considered to be independent if he or she is independent within the meaning of Section 1.4 of National Instrument 52-110 — Audit Committees of the securities commissions and similar regulatory authorities in all of the provinces and territories in Canada (“NI 52-110”). Pursuant to NI 52-110, an independent director is a director who is free from any direct or indirect material relationship with Telesat which could, in the view of the Telesat Corporation Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.
Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, the Telesat Corporation Board has determined that all of the members of the Telesat Corporation Board, other than Dan Goldberg and Michael Targoff, representing two of its ten directors, are “independent” within the meaning of NI 58-101 and NASDAQ Rule 5605. Telesat’s Chief Executive Officer, Dan Goldberg, is not independent as a result of his position with Telesat Corporation. Michael Targoff is not independent because he received certain consulting fees under his consulting agreement entered into with Loral on December 14, 2012, pursuant to which he is engaged as a part-time consultant to the Board to assist the Board with respect to the oversight of strategic matters relating to Telesat Canada and XTAR, LLC, and receives consulting fees of US$120,000 per month before deduction of certain net expenses for which he reimburses the Company. For the year ended December 31, 2020, Mr. Targoff earned US$1,440,000 (before his expense reimbursement to Loral of US$45,000). This agreement has been terminated.
Pursuant to the Telesat Corporation Articles, the Telesat Corporation Board must also include three Specially Designated Directors for so long as either PSP Investments or MHR (or either of their respective affiliates) has the right to designate at least one director to the Telesat Corporation Board pursuant to their respective Investor Rights Agreements, as described above under “— Composition of the Telesat Corporation Board and Committees.” A “Specially Designated Director” is a director who (i) is initially designated as a Specially Designated Director or is nominated as a Specially Designated Director by the Nominating Committee (or, for purposes of Telesat Corporation’s annual meeting of shareholders to be held in calendar year 2024, a subset thereof) and not designated to the Telesat Corporation Board by either PSP Investments or MHR, (ii) (x) satisfies the independence requirements of the applicable U.S. and/or Canadian securities exchanges on which the Telesat Public Shares are listed, (y) is “independent” of Telesat Corporation within the meaning of NI 52-110 and (z) is “independent” of Telesat Corporation within the meaning of Section 10A(m)(3)(B) of the United States Securities Exchange Act of 1934, (iii) is not an affiliate or associate of MHR, PSP Investments or any other person with a contractual right to designate director nominees (or their respective affiliates), (iv) together with such person’s immediate family and affiliates, has not received compensation or payments from MHR, PSP Investments or any other person with a contractual right to designate director nominees (or their respective affiliates) in any of the past three years in an amount in excess of US$120,000 per annum, excluding for these purposes any directors fees, and (v) is Canadian (as defined in the Investment Canada Act).
Director Term Limits and Other Mechanisms of Telesat Corporation Board Renewal
The Telesat Corporation Board will not adopt director term limits or other automatic mechanisms of renewal of its members. Rather than adopting formal term limits, mandatory age-related retirement policies and other mechanisms of board renewal, the Nominating Committee of the Telesat Corporation Board will seek to maintain the composition of the Telesat Corporation Board in a way that provides, in the judgment of the Telesat Corporation Board, the best mix of skills and experience to provide for Telesat Corporation’s overall stewardship. The Nominating Committee also is expected to conduct an annual assessment of the Telesat Corporation Board, each committee, the Chair, each committee chair and each director regarding their effectiveness, efficiency and performance, and to report evaluation results to the Telesat Corporation Board. See also “— Nominating Committee” and “— Diversity Policy”.
Meetings of Independent Directors and Conflicts of Interest
The Telesat Corporation Board will hold regularly scheduled meetings, as well as ad hoc meetings from time to time. The independent members of the Telesat Corporation Board will also meet regularly without the non-independent directors and members of management, and as may be required by NASDAQ or, if applicable, TSX listing standards from time to time. The Telesat Corporation Board has initially appointed Mark Rachesky as independent chair of the Telesat Corporation Board (the “Chair”).
To the extent that Telesat Corporation does not appoint an independent Chair, it will arrange for the appointment of a lead director (the “Lead Director”) whose responsibilities will be to ensure that the directors who are independent have opportunities to meet without management and non-independent directors present, as required, and to provide leadership for the independent directors on the Telesat Corporation Board. To the extent required, a Lead Director will be appointed and replaced from time to time by a majority vote of the directors who are independent, provided that such Lead Director is and will be at all times an independent director (as determined under the NASDAQ rules and NI 58-101). The Telesat Corporation Board will adopt a written position description for a Lead Director, to the extent one is appointed, which provides, among other things, that the Lead Director will be responsible for: (a) providing leadership to ensure that the Telesat Corporation Board functions independently of management of Telesat Corporation, (b) providing leadership to foster the effectiveness of the Telesat Corporation Board, (c) suggesting items of importance for consideration on the agenda for Telesat Corporation Board meetings, (d) chairing each board meeting, or the portion thereof, at which only independent directors are present, (e) as may be required from time to time, ensuring that the independent directors have the opportunity to meet separately in camera, without non-independent directors and senior executives present, (f) working with the Chair and the Chief Executive Officer to enhance the effectiveness and performance of the Telesat Corporation Board, as well as the committees and individual directors of the Telesat Corporation Board, and (g) performing additional duties as requested by the Telesat Corporation Board.
Conflicts of Interest
Certain of our directors and officers are associated with other companies or entities, which may give rise to conflicts of interest. In accordance with Part 5 — Division 3 — Conflicts of Interest under the BCBCA, in the event that a director or senior officer (i) has a material interest in a contract or proposed contract or transaction that is material to an issuer or (ii) is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction (a “disclosable interest”), the director or senior officer shall disclose his or her disclosable interest in such contract or transaction and the director shall refrain from voting on any matter in respect of such contract or transaction, subject to and in accordance with the BCBCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the BCBCA and applicable internal corporate governance or polices of the Telesat Corporation Board, as applicable.
Quorum
A quorum at any meeting of the Telesat Corporation Board consists of a majority of the directors then in office. Until the Special Board Date, such quorum will also require a majority of the Specially Designated Directors then in office. Further, prior to the occurrence of an Unwind Trigger, a quorum will also require that a majority of the members of the Telesat Corporation Board present must be comprised of directors who are both (i) Canadian (for the purposes of this section, as defined in the Investment Canada Act) and (ii) nominated for election by either: (x) the Nominating Committee, if comprised of a majority of Canadian directors, (y) PSP Investments, or its affiliates, or (z) a shareholder who is Canadian. A director holding a disclosable interest in a contract or transaction to be considered at a meeting, if present at the meeting, is to be counted in a quorum notwithstanding such director’s interest.
Diversity Policy
Of Telesat Corporation’s ten directors to hold office as of the closing of the Transaction, two (or 20% of the Telesat Corporation Board) will be women.
Consistent with the Corporate Governance Guidelines, the Nominating Committee must take into account a variety of criteria, including skills, qualifications, experience and diversity, with consideration to the level of representation of women and other diverse candidates, when identifying, reviewing and evaluating candidates to serve as directors and executive officers of Telesat Corporation. Further, the Telesat Corporation Board may identify for the Nominating Committee certain business, financial, industry, diversity or other general attributes desirable in any of such persons, and request that the Nominating Committee (i) nominate a candidate for election at the next meeting of shareholders, or (ii) fill an actual or anticipated vacancy on the Telesat Corporation Board, in each case, with an individual who has such attributes and who is approved in accordance with the Telesat Corporation Articles and, in each case, the Nominating Committee shall use its reasonable efforts to comply with any such requests. Accordingly, Telesat Corporation does not intend to adopt a formal policy or formal target for the representation and nomination of women on the Telesat Corporation Board or in executive officer positions.
Telesat Corporation is of the view that such a policy or formal target is not required in order to retain the best candidates for available openings. Telesat Corporation will, however, be mindful of the benefit of diversity of the Telesat Corporation Board and executive officers and the need to maximize their effectiveness and decision-making abilities. Accordingly, in searches for new candidates, Telesat Corporation will consider the level of female representation and diversity of the Telesat Corporation Board and executive officers and this will be one of several factors used in the search process. This will be achieved through continuously monitoring the level of female representation and, where appropriate, recruiting qualified female candidates as part of its overall recruitment and selection process to fill openings, as the need arises, through vacancies, growth or otherwise.

As Telesat Corporation’s corporate governance policies and practices reflecting the Corporate Governance Guidelines have not yet been adopted, Telesat Corporation is not yet in a position to describe the measures taken to ensure that the Corporate Governance Guidelines have been effectively implemented, the annual and cumulative progress by Telesat Corporation in achieving the objectives of the Corporate Governance Guidelines, or whether and how the Corporate Governance Guideline’s effectiveness is measured.
Orientation and Continuing Education
The Telesat Corporation Board will implement an orientation program for new directors under which a new director will meet with the Chair, members of senior management and Telesat Corporation’s secretary. New directors will be provided with comprehensive orientation and education as to the nature and operation of Telesat Corporation and its business, the role of the Telesat Corporation Board and its committees, and the contribution that an individual director is expected to make. The Nominating Committee is responsible for overseeing director continuing education designed to maintain or enhance the skills and abilities of the directors and to ensure that their knowledge and understanding of Telesat Corporation’s business and operations remains current. The chair of each committee is responsible for coordinating orientation and continuing director development programs relating to the committee’s mandate.
Position Descriptions
The Telesat Corporation Board will adopt a written position description for the Chair, setting out the Chair’s key responsibilities, including, among others, duties relating to setting meeting agendas for the Telesat Corporation Board, chairing board and shareholder meetings of Telesat Corporation, director development and communicating with shareholders and regulators.
The Telesat Corporation Board will adopt a written position description for each of the committee chairs, which sets out such committee chair’s key responsibilities, including, among others, duties relating to setting committee meeting agendas, chairing committee meetings and working with the committee and management to ensure, to the greatest extent possible, the effective functioning of the committee.
The Telesat Corporation Board will adopt a written position description for Telesat Corporation’s Chief Executive Officer, setting out its key responsibilities, including, among others, duties in relation to providing overall leadership, ensuring the development of a strategic plan and recommending such plan to the Telesat Corporation Board for consideration, ensuring the development of an annual corporate plan and budget that supports the strategic plan and recommending such plan to the Telesat Corporation Board for consideration and supervising day-to-day management and communicating with shareholders and regulators.
Mandate of the Telesat Corporation Board
The Telesat Corporation Board is responsible for supervising the management of the business and affairs of Telesat Corporation, including providing guidance and strategic oversight to management. The Telesat Corporation Board will adopt a formal mandate that includes the following:
•
selecting, appointing and supervising the Chief Executive Officer and approving the compensation of the Chief Executive Officer;

•
taking steps to satisfy itself as to the integrity of the Chief Executive Officer and other senior executive officers and that the Chief Executive Officer and other senior executive officers create a culture of integrity throughout the organization;

•
adopting a strategic planning process and approving management’s strategic and business plans; and

•
risk identification and ensuring that procedures are in place for the management of those risks.

Code of Ethics
The Telesat Corporation Board will adopt a written code of ethics (the “Code of Ethics”) that applies to all officers, directors, employees, consultants, contractors and agents of Telesat Corporation and its affiliates and subsidiaries worldwide. The objective of the Code of Ethics is to provide guidelines for maintaining Telesat Corporation’s and its affiliates and subsidiaries’ integrity, trust and respect. The Code of Ethics addresses compliance with laws, rules and regulations, conflicts of interest, confidentiality, commitment, preferential treatment, financial information, internal controls and disclosure, protection and proper use of Telesat Corporation’s assets, communications, fair dealing, fair competition, due diligence, illegal payments, equal employment opportunities and harassment, privacy, use of company computers and the internet, political and charitable activities and the reporting of any violations of law, regulation or the Code of Ethics. Any person subject to the Code of Ethics is expected to report all violations of law, regulation or of the Code of Ethics of which they become aware to any one of Telesat Corporation’s senior executives. The Telesat Corporation Board has ultimate responsibility for monitoring compliance with the Code of Ethics. The Code of Ethics is filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com.
Committees of the Telesat Corporation Board
Under the Telesat Corporation Articles, in addition to the three committees described below, and subject to the rights of PSP Investments and MHR contained in their respective Investor Rights Agreements, prior to both the Special Board Date and the Unwind Trigger, the Telesat Corporation Board may establish additional committees of Telesat Corporation with the approval of a majority of the Specially Designated Directors then in office. Prior to the occurrence of an Unwind Trigger, at least a majority of the members of each committee must meet the requirements to maintain Telesat Corporation’s status as a Canadian controlled entity described above under “— Composition of the Telesat Corporation Board and Committees — Canadian Director and Committee Member Requirements.”
Subject to the rights of PSP Investments and MHR contained in their respective Investor Rights Agreements and the rights of the Specially Designated Directors provided in the Telesat Corporation Articles, each as described above, the Telesat Corporation Board has the ability to change the membership of, or fill vacancies in, or appoint members or observers to, any of its committees.
The members of the Telesat Corporation Board may delegate to a new committee any of their powers, other than: the power to fill vacancies in the Telesat Corporation Board, the power to change the membership of (or fill vacancies in) any committee of the Telesat Corporation Board, the power to declare dividends or other distributions to the Telesat Corporation’s shareholders, the power to appoint or remove officers appointed by the Telesat Corporation Board and, subject to limited exceptions, the power to issue securities of Telesat Corporation. However, such delegation requires the approval of a majority of all of the directors then in office, which must include at least one designee appointed by PSP Investments, if one is serving, at least one designee appointed by MHR, if one is serving, and one Specially Designated Director, for so long as either PSP Investments or MHR is a 5% Holder.
Audit Committee
The Audit Committee must be comprised of at least three members, including at least one designee appointed by PSP Investments, for so long as PSP Investments has the right to designate at least one director to the Telesat Corporation Board pursuant to its Investor Rights Agreement, one designee appointed by MHR, for so long as MHR has the right to designate at least one director to the Telesat Corporation Board pursuant to its Investor Rights Agreement, and one Specially Designated Director. Telesat Corporation’s audit committee (the “Audit Committee”) is comprised of Michael Boychuk, Jane Craighead and Henry Intven. Michael Boychuk serves as the chair of the Audit Committee. Except for Mr. Boychuk as the first chair of the Audit Committee, the chair of the Audit Committee is required to be a Specially Designated Director. All members of the Audit Committee are persons determined by the Telesat Corporation Board to be both independent directors and financially literate within the meaning of NI 52-110. Each of the Audit Committee members has understanding of the accounting principles used to prepare financial statements and varied experience as to the general application of such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting.
The Telesat Corporation Board has adopted a written charter setting forth the purpose, composition, authority and responsibility of the Audit Committee, consistent with NI 52-110 and NASDAQ Rule 5605(c)(1). The Audit Committee assists the Telesat Corporation Board in fulfilling its oversight of:
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the integrity of Telesat Corporation’s financial statements and related information;

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Telesat Corporation’s compliance with applicable legal and regulatory requirements;

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the independence, qualifications and appointment of Telesat Corporation’s auditor;

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risk management and internal control over financial reporting and disclosure controls and procedures; and

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the administration, funding and investment of Telesat Corporation’s pension plans and pension fund.

The Audit Committee is also responsible for:
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appointing, compensating, retaining and overseeing the work of Telesat Corporation’s principal accounting firm;

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establishing procedures for (a) the receipt, retention and treatment of complaints received by Telesat Corporation regarding accounting, internal controls or auditing matters and (b) confidential, anonymous submission of complaints by employees regarding questionable accounting or auditing matters;

•
pre-approving all engagements for permitted non-audit services provided by Telesat Corporation’s auditor to Telesat Corporation; and

•
reviewing with management and recommending to the Telesat Corporation Board for approval, the annual consolidated financial statements of Telesat Corporation.

Pursuant to its charter, the Audit Committee has the authority to engage outside counsel and other outside advisors as it deems appropriate to assist it in the performance of its functions.
External Auditor Service Fee
For the year ended December 31, 2020 (“Fiscal 2020”) and the year ended December 31, 2019 (“Fiscal 2019”), Telesat Canada incurred the following fees by its external auditor, Deloitte LLP (“Deloitte”):
(in thousands of Canadian dollars)	Fiscal 2020	Fiscal 2019
Audit fees(1)	$923	$911
Audit-related fees(2)	229	326
Tax fees(3)	130	181
All other fees(4)	4	4
Total fees paid	$1,286	$1,422

Notes:
(1)
Audit fees were for professional services rendered by Deloitte for the audit of Telesat Canada’s annual financial statements and for the reviews of its quarterly financial statements for the years ended December 31, 2020 and 2019.

(2)
The 2020 audit related fees related to services associated with the proxy statement/prospectus in connection with the Transaction. The 2019 audit related fees related to the assurance and related services associated with the preparations of the offering memorandum for Telesat Canada’s 6.5% Senior Notes and its 4.875% Senior Secured Notes, as well as other assurance and related services during the year. The audit related fees for both periods also include fees for the audits of Telesat Canada’s pension plans and for other miscellaneous audits.

(3)
The 2020 and 2019 tax fees include amounts related to Scientific Research & Experimental Development tax credit services.

(4)
The 2020 and 2019 other fees related to access to on-line accounting research services.

The Audit Committee must approve all audit, audit-related and permitted non-audit services to be provided by Deloitte and their related fees. Fees related to the annual audits of Telesat Corporation’s consolidated financial statements are specifically approved by the Audit Committee on an annual basis. All fees for other audit and audit-related services are pre-approved annually or more frequently, if required. The Audit Committee considers whether the provision of non-audit services is compatible with maintaining Deloitte’s independence.

Compensation Committee
The Compensation Committee must be comprised of at least three members, including at least one designee appointed by PSP Investments, for so long as PSP Investments has the right to designate at least one director to the Telesat Corporation Board pursuant to its Investor Rights Agreement, one designee appointed by MHR, for so long as MHR has the right to designate at least one director to the Telesat Corporation Board pursuant to its Investor Rights Agreement, and one Specially Designated Director. The three directors comprising the Compensation Committee are Jane Craighead, Guthrie Stewart and Mark Rachesky. Under U.S. and Canadian securities laws and applicable exchange rules, there are heightened independence standards for members of the Compensation Committee. All of the Compensation Committee members meet this heightened standard and will also be independent for purposes of NI 58-101 and NASDAQ 5605.
The Telesat Corporation Board has adopted a written charter setting forth the purpose, composition, authority and responsibility of the Compensation Committee pursuant to the rules of the NASDAQ and the SEC, and consistent with the Corporate Governance Guidelines (subject to the rights of MHR and PSP Investments under the Telesat Corporation Articles and the Investor Rights Agreements). The Compensation Committee’s purpose is to assist the Telesat Corporation Board in its oversight of executive compensation, management development and succession, director compensation and executive compensation disclosure. The principal responsibilities and duties of the Compensation Committee include:
•
reviewing at least annually Telesat Corporation’s executive compensation plans;

•
reviewing annually the compensation of Telesat Corporation’s Chief Executive Officer, taking into account the performance of Telesat Corporation’s Chief Executive Officer in light of pre-established goals and performance objectives and, based on such evaluation, recommending to the Telesat Corporation Board the Chief Executive Officer’s annual compensation;

•
reviewing on an annual basis the compensation structure for Telesat Corporation’s senior executive officers taking into account the performance of such senior executive officers’ in light of pre-established goals and performance objectives and make recommendations to the Telesat Corporation Board with respect to the compensation for such officers;

•
assessing the competitiveness and appropriateness of Telesat Corporation’s policies relating to the compensation of executive officers on an annual basis; and

•
reviewing and, if appropriate, recommending to the Telesat Corporation Board the approval of any adoption, amendment and termination of Telesat Corporation’s incentive compensation plans, overseeing their administration, and discharging any duties imposed on the Compensation Committee by any of those plans.

Further particulars of the process by which compensation for Telesat Corporation’s executive officers is determined is provided under the heading “Executive Compensation.”
Nominating Committee
Until the Special Nomination Termination Date, the Nominating Committee must be comprised of one designee appointed by PSP Investments, for so long as PSP Investments has the right to designate at least one director to the Telesat Corporation Board pursuant to its Investor Rights Agreement, one designee appointed by MHR, for so long as MHR has the right to designate at least one director to the Telesat Corporation Board pursuant to its Investor Rights Agreement, and three Specially Designated Directors. Following the Special Nomination Termination Date, the Nominating Committee will be comprised of one designee appointed by PSP Investments, for so long as PSP Investments has the right to designate at least one director to the Telesat Corporation Board pursuant to its Investor Rights Agreement, one designee appointed by MHR, for so long as MHR has the right to designate at least one director to the Telesat Corporation Board pursuant to its Investor Rights Agreement, and one Specially Designated Director.
The Nominating Committee is comprised of Mélanie Bernier, Jane Craighead, Richard Fadden, Henry Intven and Mark Rachesky, each of whom is independent for purposes of NI 58-101 and NASDAQ 5605.

The Telesat Corporation Board has adopted a written charter setting forth the purpose, composition, authority and responsibility of the Nominating Committee. The Nominating Committee’s purpose will be to assist the Telesat Corporation Board in:
•
identifying individuals qualified to become members of the Telesat Corporation Board;

•
selecting or recommending that the Telesat Corporation Board select director nominees for the next annual meeting of shareholders and determining the composition of the Telesat Corporation Board and its committees;

•
developing and overseeing a process to annually assess the Telesat Corporation Board, the Chair, the committees of the Telesat Corporation Board, the chairs of such committees and individual directors; and

•
developing and implementing Telesat Corporation’s policies regarding corporate governance, including principles contained in the Corporate Governance Guidelines.

In identifying new candidates for the Telesat Corporation Board, the Nominating Committee considers what competencies and skills the Telesat Corporation Board, as a whole, should possess and assess what competencies and skills each existing director possesses, considering the Telesat Corporation Board as a group, and the personality and other qualities of each director, as these may ultimately determine the boardroom dynamic.
It is the responsibility of the Nominating Committee to regularly evaluate the overall efficiency of the Telesat Corporation Board and the Chair and all Telesat Corporation Board committees and their chairs. As part of its mandate, the Nominating Committee conducts the process for the assessment of the Telesat Corporation Board, each committee and each director regarding his, her or its effectiveness and contribution, and report evaluation results to the Telesat Corporation Board on a regular basis.
Telesat Partnership Governance
Telesat Partnership will be managed by its sole general partner, Telesat Corporation. Under the Telesat Partnership Agreement, until no Telesat Corporation Shares remain outstanding, the general partner is restricted from consummating any transaction unless (a) the terms of such transaction do not impair any of the rights, duties, powers and authorities of the other parties to the Telesat Partnership Agreement in any material respect and (b) its successor entity resulting from such transaction becomes bound by the terms of the Telesat Partnership Agreement and the Trust Voting Agreement, such that they step into the shoes of Telesat Corporation and assume all obligations of Telesat Corporation as general partner of Telesat Partnership. In addition, Telesat Partnership must obtain the approval (i) of a majority of the Specially Designated Directors then in office or (ii) approval by at least a simple majority of the votes cast by the holders of the Telesat Corporation Shares and the Special Voting Shares, voting together as a single class, but excluding shares of Telesat Corporation beneficially owned by PSP Investments, MHR, or their respective affiliates or associates and Special Voting Shares to the extent that the vote thereof is directed by PSP Investments, MHR, or their respective affiliates or associates.
Because of the limited liability of the limited partners of the Partnership, the authority of the limited partners is strictly limited. The Partnership Agreement will govern Telesat Partnership and set out the terms of the Telesat Partnership Units and Telesat Partnership GP Units, as summarized in this section and under “Description of Telesat Partnership Units and GP Units” below.
Purpose of Telesat Partnership
The purpose of Telesat Partnership as described in the Partnership Agreement is to: (a) acquire and hold direct and indirect equity interests in Loral, Telesat, Telesat CanHoldco and, subject to the approval of Telesat Corporation, in its capacity as general partner, any other persons, (b) engage in activities related to the capitalization and financing of Telesat Partnership’s interests in such corporations and such other persons and (c) engage activities incidental to or in furtherance of the foregoing purposes or any other business that it deems appropriate that is approved by its general partner and which complies with all applicable laws and the Partnership Agreement.

Amendments to the Partnership Agreement
Generally, the Partnership Agreement may only be amended in writing and subject to the approval of holders of Telesat Corporation Shares or Telesat Partnership Units. However, the general partner of Telesat Partnership may also amend certain administrative provisions of the Partnership Agreement without the consent of any limited partners, such as completing a name change of Telesat Partnership and certain changes relating to taxation, provided that amendments to certain provisions of the Partnership Agreement that may be made without the consent of any limited partners may only be made with the approval of a majority of the Specially Designated Directors then in office. Telesat Partnership’s general partner is required to notify its limited partners of any amendment in writing within 30 days from when such amendment takes effect. See “Description of Telesat Partnership Units and GP Units — Amendments to the Partnership Agreement” for a further description of these matters.
Power of Attorney
Pursuant to the Partnership Agreement, Telesat Corporation, as general partner, will manage Telesat Partnership, and, by entering into the Partnership Agreement, each limited partner will appoint Telesat Corporation, in its capacity as general partner, as such limited partner’s attorney for property to act on its behalf in connection with Telesat Partnership’s administrative and operational matters. As limited partners, the liability of each of the holders of Telesat Partnership Units for the debts, liabilities and obligations of Telesat Partnership will, subject to applicable law, be limited to the amount of such limited partner’s capital contribution into Telesat Partnership, plus their share of any undistributed income of Telesat Partnership.
Reciprocal Changes
As described under “Description of Telesat Partnership Units and GP Units — Economic and Voting Rights — Economic Rights,” holders of Telesat Partnership Units will have the right to exchange their Telesat Partnership Units for Telesat Corporation Shares and will vote at Telesat Corporation through the Trust by way of the Special Voting Shares. Because of this, and to avoid dilution of the voting powers of the holders of Telesat Partnership Units, the Partnership Agreement provides that, generally, for so long as any Telesat Partnership Units not owned by the general partner are outstanding, Telesat Corporation may not issue or distribute new shares in the capital of, or other interests in, Telesat Corporation to holders of Telesat Corporation Shares (in their capacity as such) unless Telesat Partnership also issues or distributes an equivalent class and type of securities to the holders of Telesat Partnership Units.
Additional restrictions on Telesat Corporation’s ability to take certain actions without effecting a substantially similar action at the Telesat Partnership level are described under “Description of Telesat Partnership Units and GP Units — Economic and Voting Rights — Economic Rights.”
Removal/Withdrawal of the General Partner
Telesat Corporation, as general partner of Telesat Partnership, may not be removed as general partner of Telesat Partnership and, until no Telesat Partnership Units are owned by any person other than the general partner or any of its subsidiaries, not voluntarily withdraw from being the general partner.

EXECUTIVE COMPENSATION
In this section, unless the context otherwise requires, references to “we,” “us,” “our” and “Telesat” refer to Telesat Canada and its subsidiaries before the closing of the Transaction, and to Telesat Corporation and its subsidiaries (including Telesat Canada) following the closing of the Transaction. All references to “$” in this section refer to Canadian dollars unless otherwise stated.
Introduction
The following discussion describes the significant elements of the compensation of our President and Chief Executive Officer; Chief Financial Officer; Senior Vice President, Corporate and Business Development; Vice President, Telesat Lightspeed System Development; and Chief Technology Officer (collectively, the “named executive officers” or “NEOs”), namely:
•
Daniel S. Goldberg, President and Chief Executive Officer;

•
Andrew Browne, Chief Financial Officer;

•
Michael Schwartz, Senior Vice President, Corporate and Business Development;

•
Erwin Hudson, Vice President, Telesat Lightspeed System Development; and

•
David Wendling, Chief Technology Officer.

Overview
We operate in a dynamic and rapidly evolving market. To succeed in this environment and to achieve our business and financial objectives, we need to attract, retain and motivate a highly talented team of executive officers. These talents include strong leadership and management capabilities that are suited to our culture and the evolving nature of our industry. Our executive officers demonstrate a proven ability to successfully lead and manage our growth and operational objectives. They are also key to inspiring a culture of operational excellence which is at the foundation of our success and our continued ability to foster ongoing growth.
Our executive officer compensation program is designed to achieve the following objectives:
•
provide market-competitive compensation opportunities in order to attract and retain talented, high-performing and experienced executive officers, whose knowledge, skills and performance are critical to our success;

•
motivate our executive officers to achieve our business and financial objectives;

•
align the interests of our executive officers with those of our shareholders by tying a meaningful portion of compensation directly to the long-term value and growth of our business; and

•
provide incentives that encourage appropriate levels of risk-taking by our executive officers and provide a strong pay-for-performance relationship.

Prior to completion of the Transaction and becoming a publicly traded company, we offered our executive officers cash compensation in the form of base salary, an annual bonus and following a year in which we made distributions to shareholders, a special bonus in lieu of an adjustment to equity-based compensation for such distributions. We also offered our executive officers an equity-based or equity-like compensation which was historically awarded in the form of Telesat Options and Telesat Tandem SARs under the 2008 Telesat Plan and 2013 Telesat Plan (each as defined below under “— Long Term Incentives — Historic Plans”). In the first half of 2021, we also adopted a restricted share unit plan (the “RSU Plan”) to provide another form of equity compensation to award our executive officers. See “— Long Term Incentives — Telesat Restricted Share Unit Plan”.
In connection with completion of the Transaction and becoming a public company, holders of existing equity incentive awards under the Historic Plans and RSU Plan are being afforded the opportunity to exchange those awards for corresponding equity incentive awards of Telesat Corporation. We will also amend and restate our Historic Plans and our RSU Plan to, among other things, (i) give effect to the changes in our corporate structure contemplated by the Transaction; and (ii) include terms and conditions required by the TSX and NASDAQ for equity compensation plans, such as provisions and restrictions relating to amendment of the Historic Plans and RSU Plan or outstanding awards. Going forward, we do not anticipate granting awards to executives or employees under the Historic Plans or the RSU Plan. Rather, we expect that all equity compensation awards will be made pursuant to our Omnibus Plan (as defined below under “Long Term Incentives — Omnibus Long Term Incentive Plan”) that will be adopted in connection with completion of the Transaction.
We believe that equity-based compensation awards motivate our executive officers to achieve our business and financial objectives, and also align their interests with the long-term interests of our shareholders. We provide base salary to compensate executive officers for their day-to-day responsibilities, at levels that we believe are necessary to attract and retain executive officer talent. While we have determined that our current executive officer compensation program is effective at attracting and maintaining executive officer talent, we evaluate our compensation practices on an ongoing basis to ensure that we are providing market-competitive compensation opportunities for our executive team. See “— Principal Elements of Compensation.”
As we transition from being a privately held company to a publicly traded company, we will continue to evaluate our compensation philosophy and compensation program as circumstances require, which may include the periodic review of our compensation program and the mix of components made available to our executive team. As part of this review process, we expect to be guided by the philosophy and objectives outlined above, as well as other factors which may become relevant, such as the evolution and growth of our business and the cost of replacing or enhancing our talent composition as needs may require.
Compensation Discussion and Analysis
Our compensation practices are designed to retain, motivate and reward our executive officers for their performance and contribution to our short-term and long-term success. We seek to compensate executive officers by combining short-term cash and long-term equity incentives. We also seek to reward the achievement of corporate and individual performance objectives, and to align executive officers’ incentives with our performance. Our philosophy is to pay fair, reasonable and competitive compensation with a significant equity-based component in order to align the interest of our executive officers with those of its shareholders.
Compensation and Governance
The Compensation Committee will be responsible for assisting the Telesat Corporation Board in fulfilling its governance and supervisory responsibilities, and overseeing our human resources, succession planning, and compensation policies, processes and practices.
The Compensation Committee is also responsible for ensuring that our compensation policies and practices provide an appropriate balance of risk and reward consistent with Telesat Corporation’s risk profile. The Compensation Committee’s oversight includes reviewing objectives, evaluating performance and ensuring that total compensation paid to our executive officers, personnel who report directly to the CEO and various other key executive officers and managers is fair, reasonable and consistent with the objectives of our philosophy and compensation program. The Compensation Committee upon completion of the Transaction will be comprised of three directors, Jane Craighead, Guthrie Stewart and Mark Rachesky. Please see “Corporate Governance — Committees of the Telesat Corporation Board — Compensation Committee”.
We have amended the charter for the Compensation Committee to set out its responsibilities for administering our compensation programs and reviewing and making recommendations to the Telesat Corporation Board concerning the level and nature of the compensation payable to our directors and officers. As we transition from a private company to a public company, the Compensation Committee will be responsible for reviewing our compensation program to ensure it continues to meet its objectives and remain aligned with industry best practices, and make recommendations for any changes to our board of directors, as appropriate. As part of this review, the Compensation Committee may engage an independent compensation consultant to evaluate our executive compensation program against market practice.

In 2019, we retained Pay Governance, an independent consulting firm which provides services to us in connection with executive officer and director compensation matters, including, among other things, the following:
•
assist in reviewing the competitiveness of our current cash and equity-based compensation program for our executive officers; and

•
assist in designing a new incentive awards framework for our executive officers.

In 2020, the total fees incurred in consideration of the services provided by Pay Governance was $63,621.
Principal Elements of Compensation
The compensation of our executive officers includes five major elements: (i) base salary; (ii) short-term incentives, consisting of an annual bonus and a special bonus (previously awarded at the discretion of the Telesat Canada Compensation Committee); (iii) long-term equity incentives, previously consisting of Telesat Options and Telesat Tandem SARs granted under our Historic Plans and Telesat RSUs granted under the RSU Plan and, going forward, consisting of Telesat Corporation Options, Telesat Corporation PSUs, Telesat Corporation RSUs and Telesat Corporation DSUs under our new Omnibus Plan; (iv) participation in our defined benefit pension plan and supplemental executive retirement plan; and (v) certain perquisites and personal benefits that are provided to each of our NEOs under their respective employment agreements.
Base Salaries
Base salary is provided as a fixed source of compensation for our executive officers. Base salaries are determined on an individual basis taking into account the scope of the executive officer’s responsibilities and their prior experience. Base salaries are set out in each NEO’s employment agreement. Adjustments to base salaries are expected to be determined annually by the Telesat Corporation Board on the recommendation of the Compensation Committee and may be increased based on the executive officer’s performance, as well as to maintain market competitiveness. Additionally, base salaries can be adjusted as warranted throughout the year to reflect promotions or other changes in the scope of breadth of an executive officer’s role or responsibilities.
Annual Bonuses
Annual bonuses are designed to motivate our executive officers to meet our business and financial objectives generally and our annual financial performance targets in particular. Annual bonuses are earned and measured with reference to Adjusted EBITDA performance for a fiscal year. When the annual budget and Adjusted EBITDA targets are established for the upcoming fiscal year, the Compensation Committee establishes performance targets connected to the Adjusted EBITDA targets. In past years, the Compensation Committee has determined that individual bonus payouts will increase or decrease, compared to the target bonus applicable to each NEO (either 45% or 100% of base salary, in either case the “Target Bonus,” with one of our NEOs, Mr. Goldberg, entitled to a minimum bonus equal to 100% of base salary) depending on an achievement of the Adjusted EBITDA targets for the fiscal year. The key metrics followed by Telesat in the most recent years were:
Adjusted EBITDA Performance	Performance Bonus
<95% of target amount	Nil
95% of target amount	Bonus equal to 50% of Target Bonus
97.5% of target amount	Bonus equal to 75% of Target Bonus
100% of target amount	Bonus equal to 100% of Target Bonus
102.5% of target amount	Bonus equal to 150% of Target Bonus
≥105% of target amount	Bonus equal to 200% of Target Bonus
The Compensation Committee also has the discretion to consider unforeseen events and make additional one-time adjustments in the event it determines such adjustments are warranted in the circumstances to ensure NEOs are not penalized for events outside of their control, including changes in foreign exchange rates or other one-time, non-reoccurring items or to take into account significant achievements that may be unrelated to Adjusted EBITDA performance. We currently make bonus payments in cash and anticipate continuing to do so in the future.
Special Bonuses
In prior years, we determined that it was in the best interests of Telesat to award special bonuses in certain circumstances to ensure that holders of unvested or unexercised Telesat Options shared in distributions to Telesat shareholders. While the we have not established a formal policy on special bonuses, historically special bonuses were tied to the dividends paid to Telesat’s shareholders. A special bonus would typically be in an amount equal to the dividend paid per Non-Voting Participating Preferred Share of Telesat for each vested Telesat Option such executive held. If an executive held unvested Telesat Options at the time a dividend is paid to Telesat shareholders, the special bonus would be paid out on vesting of the correlating Telesat Options.
Long Term Incentives
Historic Plans
Telesat Holdings Inc. (the predecessor entity to Telesat and Telesat Corporation), adopted a management stock incentive plan in September 2008, as amended (the “2008 Telesat Plan”) and a second management stock incentive plan in April 2013, as amended (the “2013 Telesat Plan” and together with the 2008 Telesat Plan, the “Historic Plans”).
The purpose of the Historic Plans were to promote the interests of Telesat and its shareholders by providing certain key employees of Telesat and its affiliates with an appropriate incentive to encourage them to continue in the employ of, or engagement with, Telesat or an affiliate and to improve our growth and profitability.
Equity Interests Subject to the Historic Plans
The 2008 Telesat Plan reserved a total of 8,824,646 Telesat Non-Voting Participating Preferred Shares for issuance upon due exercise of Telesat Options, of which 738,667 are issued and outstanding and nil remain available for grant as of the date hereof. In connection with the completion of the Transaction, no further Telesat Options will be granted under the 2008 Telesat Plan.
The 2013 Telesat Plan reserved a total of 8,680,399 Telesat Non-Voting Participating Preferred Shares for issuance upon due exercise of Telesat Options, of which 1,446,797 are issued and outstanding. In each case, the Telesat Options were convertible at the option of the holder into Telesat Common Shares (provided that the holder complied with the constrained share provisions in the Telesat Corporation Articles). In connection with the completion of the Transaction, no further Telesat Options will be granted under the 2013 Telesat Plan.
Additionally, the Telesat Board authorized the grant of 200,000 Telesat RSUs to our CEO, Daniel Goldberg, pursuant to a grant agreement (the “RSU Grant Agreement”) in November of 2018. The grant of Telesat RSUs was not made pursuant to the Historic Plans, however, the terms of the 2013 Telesat Plan were incorporated by reference into the RSU Grant Agreement.
Both Plans provided for the grant of Telesat Options which are comprised of two types of incentive stock options: (i) time-vesting options and (ii) performance-vesting options. The time-vesting options, unless otherwise specified in the grant agreement or employment agreement of a participant, vested and were exercisable in 20% increments over a five-year period. The performance-vesting options vested and were exercisable over a five-year period, provided that Telesat had achieved or exceeded an annual or cumulative targets for consolidated Adjusted EBITDA established by the Telesat board of directors at the time of grant. Following vesting, the exercise period for the Telesat Options was generally 10 years from the grant date. However, in 2018 the Telesat Board and Telesat Compensation Committee determined it would be in the best interests of Telesat given there was no liquid market for the underlying equity securities issued upon exercise of the Telesat Options at the time of expiry, to extend the expiry date of Telesat Options issued pursuant to the 2008 Telesat Plan by five years. The result is that such Telesat Options now expire 15 years from the grant date.
The exercise price of each Non-Voting Participating Preferred Share underlying the Telesat Options was to be the higher of a fixed price ($11.07) established by the Telesat Board on the grant date, and the fair market value of a Non-Voting Participating Preferred Share on the grant date. The Historic Plans further authorize the Telesat Board to grant Telesat Tandem SARs along with each Telesat Option at its discretion.
In August 2017, the Telesat Board authorized the exchange of 805,835 performance-vesting options for 805,835 time-vesting options. The exchanged amounts included 715,383 unvested performance-vesting options which were exchanged for an equal amount of unvested time-vesting options. The vesting schedule for the unvested performance vesting options surrendered in exchange for new time-vesting options was determined by the Telesat Board at the time of exchange in accordance with the terms of the Historic Plans. See “— Types of Awards under Historic Plans — Telesat Options.” Following the exchange of the performance vesting options for time vesting options, there were no performance vesting options outstanding and no further performance vesting options have been awarded since such exchange.
Types of Awards under Historic Plans
Telesat Options
The Historic Plans provided that, as noted above, unless otherwise specified in the grant agreement or employment agreement of a participant, the Telesat Options granted to any participant will vest as to 20% each year over five years.
The exercise price of any Telesat Option granted under the Historic Plans is to be fixed by the Telesat Board when such Telesat Option is granted, but shall not be less than fair market value, based on either (i) the closing price on a published market, if one exists, or (ii) a reasonable valuation method, consistently applied in good faith by the Telesat Board, on the grant date, but in any event, no less than $11.07. The Historic Plans provide that a Telesat Option shall be exercisable during a period established by the Telesat Board which shall commence on the date of the grant and shall terminate no later than ten years after the date of the granting of the option or such shorter period as the Telesat Board may determine. However, as mentioned above, in 2018 the Telesat Board and Telesat Compensation Committee determined it would be in the best interests of Telesat to extend the expiry date of Telesat Options issued pursuant to the 2008 Telesat Plan by five years. The result is that such Telesat Options now expire 15 years from the grant date.
The Telesat Board, in its sole discretion, may permit settlement of exercised Telesat Options on a cashless net-physical settlement basis.
As at the date hereof, Telesat Options issued to Mr. Goldberg that remain outstanding are governed by the terms of the applicable grant agreement, which amended the provisions of the Historic Plans relating to the vesting of Telesat Options in connection with a Change of Control to provide for the automatic vesting, in full, of all unvested Telesat Options held by Mr. Goldberg immediately prior to a Change of Control.
Telesat Stock Appreciation Rights
A Telesat stock appreciation right (“SAR”) entitles the recipient to receive Non-Voting Participating Preferred Shares of Telesat, which are convertible at the option of the holder into Telesat Common Shares (provided that the holder can comply with the constrained share provisions in the Articles of Telesat Canada), cash or other property equal in value to the appreciation of the Telesat Common Shares over the stated exercise price. The exercise price per Telesat Common Share for each SAR is determined by the Telesat Compensation Committee, but (except as subject to adjustment by the Telesat Compensation Committee) may not be less than 100% of the fair market value of a Telesat Common Share on the date the Telesat SAR was granted. The Telesat Compensation Committee may determine the vesting schedule and expiration dates for the Telesat SARs. To date, there has not been any grants of any standalone Telesat SARs.

The Historic Plans also provided for the issue of tandem share appreciation right (referred to as “Telesat Tandem SARs”) which may be granted in connection with Telesat Options granted under the Historic Plans, at or after the time of grant of such Telesat Options. Telesat Tandem SARs entitle the recipient to surrender to Telesat, unexercised, the right to subscribe for a Non-Voting Participating Preferred Shares pursuant to the related Telesat Option and to receive from Telesat cash or Non-Voting Participating Preferred Shares in an amount equal to the excess of the market value of a Telesat Option over the exercise price under the related Telesat Option, net of any applicable withholding taxes and other required source deductions.
As of December 31, 2020, the Telesat Board and Telesat Compensation Committee have awarded Telesat Tandem SARs only to certain executive officers of Telesat. In connection with the completion of the Transaction, no further Telesat Tandem SARs will be granted under the Historic Plans.
Telesat Restricted Share Unit Plan
In April of 2021, the Telesat Board approved the adoption of the RSU Plan. The purpose of the RSU Plan is to promote the interests of Telesat and its shareholders by providing the Telesat Board and Telesat Compensation Committee another equity compensation tool, in addition to Telesat Options, SARs and Telesat SARs, to award certain key employees of Telesat and its affiliates with an appropriate incentive to encourage them to continue in the employ of, or engagement with, Telesat or an affiliate and to improve the growth and profitability of Telesat.
A total of 3,660,000 Telesat Non-Voting Participating Preferred Shares are reserved for issuance upon vesting of the Telesat RSUs awarded under the RSU Plan, provided that the aggregate number of Telesat Non-Voting Participating Preferred Shares issuable under the RSU Plan (and under all other share compensation arrangements) does not exceed 10% of the total number of Telesat Non-Voting Participating Preferred Shares outstanding from time to time (on a non-diluted basis). There are 3,530,000 Telesat RSUs outstanding under the RSU Plan (of which nil have vested). In connection with the completion of the Transaction, no further RSUs will be granted under the RSU Plan.
Conversion of Awards under the Historic Plans
In connection with the completion of the Transaction, each holder of Telesat Options, Telesat Tandem SARs and Telesat RSUs has been provided with the option to enter into an exchange agreement with Telesat Corporation in respect of his or her Telesat Options, Telesat Tandem SARs and Telesat RSUs (the “Optionholder Exchange Agreements”). Pursuant to the Optionholder Exchange Agreements, each holder of the Telesat Options, Telesat Tandem SARs and Telesat RSUs will have the right to exchange his or her Telesat Options, Telesat Tandem SARs and Telesat RSUs for corresponding options, restricted share units and tandem share appreciation rights, as applicable, of Telesat Corporation. The corresponding incentive securities are anticipated to have similar vesting terms as the Telesat Options, Telesat Tandem SARs and Telesat RSUs, however, the number of underlying Telesat Public Shares and exercise prices, as applicable, will be adjusted to take into consideration the Telesat-to-Telesat Corporation Exchange Ratio. In connection with the completion of the Transaction certain necessary modifications and amendments will be made to the Historic Plans and RSU Plan to meet the requirements of the exchange(s) on which Telesat Public Shares will trade, including, the NASDAQ and TSX, including amendments (i) to give effect to the changes in our corporate structure contemplated by the Transaction; and (ii) include provisions and restrictions relating to amendment of the Historic Plans and RSU Plan or outstanding awards thereunder.
Omnibus Long Term Incentive Plan
In connection with becoming a publicly traded company, we intend to adopt a new long-term equity incentive plan (the “Omnibus Plan”) to allow for a variety of equity based awards that provide different types of incentives to be granted to certain of our directors, executive officers, employees and/or consultants (including options (“Telesat Corporation Options”), performance share units (“Telesat Corporation PSUs”), restricted share units (“Telesat Corporation RSUs”) and deferred share units (“Telesat Corporation DSUs”). Telesat Corporation Options, Telesat Corporation PSUs, Telesat Corporation RSUs and Telesat Corporation DSUs are collectively referred to herein as “Awards”. Each Award will represent the right to receive Telesat Public Shares or, in the case of Telesat Corporation PSUs, Telesat Corporation RSUs and Telesat Corporation

DSUs, Telesat Public Shares or cash, in accordance with the terms of the Omnibus Plan. The following discussion is qualified in its entirety by the text of the Omnibus Plan, which will be available after the Closing on SEDAR at www.sedar.com.
Under the terms of the Omnibus Plan, the Telesat Corporation Board, or if authorized by the Telesat Corporation Board, the applicable Telesat Corporation Board committee, may grant Awards to eligible participants, as applicable. Participation in the Omnibus Plan is voluntary and, if an eligible participant agrees to participate, the grant of Awards will be evidenced by a grant agreement with each such participant. The interest of any participant in any Award is not assignable or transferable, whether voluntary, involuntary, by operation of law or otherwise, other than by will or the laws of descent and distribution.
The Omnibus Plan will provide that appropriate adjustments, if any, will be made by the Telesat Corporation Board in connection with a reclassification, reorganization or other change of our shares, share split or consolidation, distribution, merger, arrangement or amalgamation, in the Telesat Public Shares issuable or amounts payable to preclude a dilution or enlargement of the benefits under the Omnibus Plan.
The maximum number of Telesat Public Shares reserved for issuance under our Omnibus Plan will be approximately 2,972,703 Telesat Public Shares, which represents 6% of the estimated aggregate number of Telesat Corporation Shares issued and outstanding at Closing, on a diluted basis assuming the exchange of all Telesat Partnership Units into Telesat Corporation Shares (not including any awards outstanding under the Historic Plans). The maximum number of Telesat Public Shares reserved for issuance under our Omnibus Plan may be more or less than this estimate based on the actual aggregate number of Telesat Corporation Shares issued and outstanding at Closing (calculated in accordance with the above). For the purposes of calculating the maximum number of Telesat Public Shares reserved for issuance under the Omnibus Plan and the Historic Plans, any issuance from treasury by Telesat that is issued in reliance upon an exemption under applicable stock exchange rules applicable to equity based compensation arrangements used as an inducement to person(s) or company(ies) not previously employed by and not previously an insider of Telesat shall not be included. All of the Telesat Public Shares covered by Awards that are exercised or settled in cash or cancelled or terminated will again become available Telesat Public Shares for the purposes of Awards that may be subsequently granted under the Omnibus Plan.
The maximum number of Telesat Public Shares that are: (i) issued to insiders of Telesat within any one-year period; or (ii) issuable to insiders of Telesat at any time, in each case, under the Omnibus Plan alone, or when combined with all of Telesat’s other security-based compensation arrangements cannot exceed 10% of the aggregate number of Telesat Corporation Shares issued and outstanding from time to time, on a diluted basis assuming the exchange of all Telesat Partnership Units into Telesat Corporation Shares.
Unless the Telesat Corporation Board determines otherwise, the participant’s grant agreement will provide that any Telesat Corporation Options granted subsequent to Closing will vest over a four year period, with 20% of such Telesat Corporation Options vesting on the date of grant and thereafter at each anniversary of the date of grant until the fourth year anniversary of the date of grant. A Telesat Corporation Option shall be exercisable during a period established by the Telesat Corporation Board which shall commence on the date of the grant and shall terminate no later than ten years after the date of the granting of the Telesat Corporation Option or such shorter period as the Telesat Corporation Board may determine. The minimum exercise price of a Telesat Corporation Option will be determined based on the closing price of the Telesat Public Shares on the TSX on the last trading day before the date such option is granted. The Omnibus Plan will provide that the exercise period shall automatically be extended if the date on which it is scheduled to terminate shall fall during a black-out period. In such cases, the extended exercise period shall terminate 10 business days after the last day of the black-out period. In order to facilitate the payment of the exercise price of the options, the Omnibus Plan has a cashless exercise feature pursuant to which a participant may elect to undertake either a broker assisted “cashless exercise” or an “option surrender” subject to the procedures set out in the Omnibus Plan, including the consent of the Telesat Corporation Board, where required.
The following table describes the impact of certain events upon the rights of holders of Telesat Corporation Options under the Omnibus Plan, including termination for cause, resignation, retirement and termination other than for cause, and death or long-term disability, subject to the terms of a participant’s employment agreement and grant agreement or as otherwise determined by the Board in its sole discretion:
Event	Provisions
Termination for cause	Immediate forfeiture of all vested and unvested options.
Resignation, retirement and termination other than for cause	Forfeiture of all unvested options and expiry of vested options the earlier of the original expiry date and 90 days after resignation, retirement or termination.
Death or long-term disability	Forfeiture of all unvested options and expiry of vested options the earlier of the original expiry date and 12 months after date of death or long-term disability.
Death	Continued vesting of unvested options for a period of 12 months and expiry of vested options, including those that vest during such 12 month period, the earlier of the original expiry date and 12 months after date of death or long-term disability.
The terms and conditions of grants of Telesat Corporation RSUs, Telesat Corporation PSUs and Telesat Corporation DSUs, including the quantity, type of award, grant date, vesting conditions, vesting periods, termination provisions, settlement date and other terms and conditions with respect to these Awards, will be set out in the participant’s grant agreement.
Despite any other provision of the Omnibus Plan or any Award agreement, in connection with a change of control event of Telesat Corporation, the Telesat Corporation Board may take such action as the Telesat Corporation Board in its sole discretion considers appropriate in the circumstances, including, without limitation, (i) changing the vesting or manner of settlement of any Award, (ii) changing the expiry date or term of any Award, or (iii) providing for the substitution or replacement of Awards, including with awards of the surviving entity.
The Telesat Corporation Board may, in its sole discretion, suspend or terminate the Omnibus Plan at any time, or from time to time, amend, revise or discontinue the terms and conditions of the Omnibus Plan or of any Award granted under the Omnibus Plan and any grant agreement relating thereto, subject to compliance with applicable law and any required shareholder, regulatory and/or NASDAQ, and, if applicable the TSX, approval, provided that any such amendment or revision may not materially adversely affect the rights of a participant under the Omnibus Plan without such participant’s consent.
Pursuant to the terms of the Omnibus Plan, shareholder approval shall not be required for the following amendments, and the Telesat Corporation Board may make any amendments to the Omnibus Plan or to any Awards from time to time which may include but are not limited to:
•
any amendment to the vesting provisions, if applicable, or assignability provisions of Awards;

•
any amendment regarding the effect of termination of a participant’s employment, engagement, contract or office;

•
any amendment which accelerates the date on which any Award may be exercised under the Omnibus Plan;

•
any amendment to the definition of persons eligible to be participants under the Omnibus Plan;

•
any amendment to add provisions permitting for the granting of cash-settled awards, a form of financial assistance, or clawback and any amendment to a cash-settled award, financial assistance, dividend equivalent or clawback provision which is adopted;

•
any amendment necessary to comply with applicable law or the requirements of the NASDAQ, and, if applicable the TSX, or any other regulatory body;

•
any amendment of a “housekeeping” nature, including, without limitation, to clarify the meaning of an existing provision of the Omnibus Plan, correct or supplement any provision of the Omnibus Plan that is inconsistent with any other provision of the Omnibus Plan, correct any grammatical or typographical errors or amend certain definitions in the Omnibus Plan;

•
any amendment regarding the administration of the Omnibus Plan; and

•
any other amendment that does not require the approval of shareholders pursuant to the amendment provisions of the Omnibus Plan, provided that the alteration, amendment or variance does not: (i) increase the maximum number of Telesat Public Shares issuable under the Omnibus Plan, other than an adjustment pursuant to a change in capitalization; (ii) reduce the exercise price or purchase price, as applicable, of Awards; (iii) extend the expiration date of an Award benefitting an insider, except in the case of an extension due to a black-out period; (iv) remove or exceed the insider participation limits; (v) permit the transferability or assignability of Awards, except as otherwise provided in the Omnibus Plan; or (vi) amend the amendment provisions of the Omnibus Plan.

Defined Benefit and Supplemental Retirement Plans for Designated Employees
We sponsor two non-contributory defined benefit pension arrangements for our executives: (i) the “Pension Plan for Designated Employees of Telesat Canada,” which is a registered pension plan as defined in the Income Tax Act; and (ii) a supplemental employee retirement pension that covers pension benefits in excess of the tax limits imposed on the registered pension plan.
Both pension programs provide for an annual pension based on service and final average earnings, and include survivor benefits. The pension can commence without reduction as early as age 60 or 35 years of service. Earlier retirement is possible with a reduction of 1∕4% for each month before the unreduced retirement date. Pensions are indexed to 50% of the consumer price index for each year.
Compensation Risk Oversight
As part of the review of the compensation paid to our executives, the Telesat Corporation Board and Compensation Committee will consider the potential risks associated with the structure and design of our various compensation plans. Our compensation programs do not encourage excessive or unnecessary risk-taking behavior. Overall, we found that there were no significant risks arising from our executive compensation programs that were reasonably likely to have a material adverse effect on Telesat.
Historically, our NEOs were awarded Telesat Options and, in certain cases, Telesat Tandem SARs with vesting schedules of five years, which discourages excessive risk taking for short term gains and aligns our NEOs’ interests with those of our shareholders. We have not established a formal prohibition on hedging activities as it was not deemed necessary while we were a private company. However, as we transition into a public company, the Telesat Corporation Board and Compensation Committee will continue to work with our compensation consultant to enhance our compensation program by considering additional measures designed to discourage excessive risk taking and promote long term thinking, including the consideration of minimum share ownership guidelines requiring certain executives to own equity interests in Telesat Corporation. We also intend to adopt a customary insider trading policy upon completion of the Transaction, which, among other things, will, prohibit our executive officers and directors from purchasing financial instruments that are designed to hedge or offset any decrease in market value of Telesat Corporation’s equity securities granted as compensation or held, directly or indirectly, by the executive officer or director.
Summary Compensation Table
The following table sets out information concerning the compensation earned by, paid to, or awarded to our NEOs in the three most recently completed fiscal years:

Name and Principal Position	Fiscal Year	Salary(1) ($)	Share-based Awards(2) ($)	Non-equity Incentive Plan Compensation ($)		Long- term incentive plans ($)	Pension Value(5) ($)	All Other Compensation(6) ($)	Total Compensation ($)
				Option- Based Awards(3) ($)	Annual incentive plan(4) ($)
Daniel S. Goldberg, President and Chief Executive Officer(7)	2020	1,300,500	—	—	1,300,500	—	955,000	885,445(8)	4,441,445
	2019	1,275,000	—	—	2,550,000	—	646,000	1,998,365	6,469,365
	2018	1,032,265	5,188,000	—	1,662,750	—	708,000	8,583,139	17,174,154
Andrew Browne, Chief Financial Officer	2020	709,830	—	—	599,101	—	—	150,561(9)	1,459,492
	2019	23,646(10)	—	—	82,611	—	—	1,017	107,274
	2018	—	—	—	—	—	—	—	—
Michael Schwartz, Senior Vice President	2020	669,134	—	—	585,225	—	488,000	387,163(11)	2,129,522
	2019	656,014	—	—	1,312,028	—	417,000	382,063	2,767,105
	2018	643,151	—	—	855,519	—	448,000	371,496	2,318,166
Erwin Hudson, Vice President, Telesat Lightspeed System Development	2020	467,095	—	—	227,505	—	139,000	118,701(12)	952,301
	2019	440,745	—	—	397,953	—	127,000	70,623	1,036,321
	2018	432,126	—	—	259,489	—	130,000	235,299	1,056,914
David Wendling, Chief Technology Officer	2020	300,000	—	—	168,071	—	138,000	136,871(13)	742,942
	2019	249,481	—	—	224,533	—	119,000	136,830	729,844
	2018	244,589	—	—	146,409	—	130,000	308,642	829,640

Notes:
(1)
Payable to each NEO in Canadian dollars. Represents total base salary payable in fiscal year 2020.

(2)
The value of the share-based awards has been calculated based on a grant date fair value of $25.94 multiplied by the number of Telesat RSUs granted in accordance with IFRS 2 — Share based payment (accounting fair value). This compensation has not actually been received by our NEOs and the actual value received, if any, may differ. See “Long Term Incentives —  Conversion of Awards Under the Historic Plans”.

(3)
This does not include (i) 4,430,000 Telesat Options granted with an exercise price of $25.94 and (ii) 350,000 Telesat Options granted with an exercise price of $26.77 that were subsequently cancelled.

(4)
These awards were made by the Telesat Compensation Committee following review of Telesat’s performance for the applicable year in accordance with the methodology set out under “Principal Elements of Compensation — Annual Bonuses.”

(5)
As at December 31, 2020, using target estimated incentive for 2020.

(6)
These amounts include all other compensation paid to an NEO during the course of the year, including medical insurance coverage, special bonuses, perquisites, tax equalization payments and relocation payments, as applicable.

(7)
Mr. Goldberg will serve as a director of Telesat Corporation upon completion of the Transaction. All compensation paid to Mr. Goldberg is in consideration of his service as President and Chief Executive Officer of Telesat and not as a director of Telesat.

(8)
Includes a $750,000 tax equalization payment to Mr. Goldberg pursuant to his employment agreement to compensate him for the additional tax costs incurred as a result of living in Ontario, Canada as opposed to the U.S.

(9)
Includes a one-time relocation payment of $88,296 paid in connection with Mr. Browne’s relocation to Ontario, Canada in 2020 following his acceptance of employment with Telesat.

(10)
Mr. Browne joined Telesat as our Chief Financial Officer in December, 2019.

(11)
Includes a cash award of $296,166, pursuant to the special bonus incentive plan. See “Principal Elements of Compensation — Special Bonuses.”

(12)
Includes payments of $89,301 under Telesat’s Cigna Medical Plan. Payments made pursuant to this plan are in USD and were converted to CAD using an average exchange rate between January, 2020 and December, 2020 of CAD$1.3425 to USD$1.00.

(13)
Includes a cash award of $107,471 pursuant to the special bonus granted by the Telesat Compensation Committee in accordance with the methodology set out in “Principal Elements of Compensation — Special Bonuses.”

Employment Agreements, Termination and Change of Control Benefits
We have written employment agreements with each of our NEOs and each executive is entitled to receive compensation established by us as well as other benefits in accordance with plans available to the most senior employees of Telesat. NEOs are, however, entitled to extended health benefits that are not otherwise available to other senior employees of Telesat.
Daniel S. Goldberg, President and Chief Executive Officer
Mr. Goldberg’s employment agreement provides for base salary, an annual performance bonus, an annual tax gross up payment (that compensates Mr. Goldberg for the higher taxes he is required to pay while residing in Ontario, Canada as compared to the taxes he would pay if he resided in the United States), health benefits, and participation in the Historic Plans.
The employment agreement with Mr. Goldberg specifies the amounts or items payable, including severance, to Mr. Goldberg in the event that he is terminated without cause or resigns with good reason. The payment of severance to Mr. Goldberg is conditioned on his execution of a release of claims.
If Mr. Goldberg is terminated without cause or resigns with good reason, Mr. Goldberg will be entitled to: (i) his accrued but unpaid base salary, vacation pay, and any expenses, amounts or benefits which have accrued to the termination date, (ii) any earned but unpaid bonus from the previous year, (iii) a prorated bonus for the year in which termination occurs based on the prior year’s bonus, (iv) an amount equal to two and a half times his base salary plus the greater of the minimum bonus set out in the bonus agreement (see below) and his bonus paid in the previous year, (v) a payment for outplacement services and moving expenses up to USD$25,000, and (vi) a monthly payment in lieu of continuing medical coverage for 30 months to ensure Mr. Goldberg can maintain equivalent medical coverage to that which was in place on the date of termination.
If Mr. Goldberg is terminated with cause or due to his resignation, Mr. Goldberg will be entitled to: (i) his accrued but unpaid base salary, vacation pay, and any expenses, amounts or benefits which have accrued to the termination date and (ii) any earned but unpaid bonus from the previous year.
Mr. Goldberg’s employment agreement also entitles him to participate in Telesat’s pension plan for designated employees and its supplemental retirement plan for designated employees.
Mr. Goldberg’s employment agreement also contains customary confidentiality and non-disparagement covenants and certain restrictive covenants that will continue to apply following the termination of his employment, including non-solicitation and non-competition provisions which are in effect during Mr. Goldberg’s employment and for one year following the termination of his employment.
Mr. Goldberg also has a separate bonus agreement with Telesat that awards a fixed amount in the event of a change of control transaction or certain public offerings of shares in the capital of Telesat (each as defined in, and subject to the terms of, such bonus agreement). In accordance with the terms of the bonus agreement, upon completion of the Transaction and assuming Mr. Goldberg is in compliance with the terms of the bonus agreement, Mr. Goldberg is expected to receive a one-time cash award of $5,000,000.
Andrew Browne, Chief Financial Officer
Mr. Browne’s employment agreement provides for base salary, an annual performance bonus, benefits and participation in the Historic Plans.
The employment agreement with Mr. Browne specifies the amounts or items payable, including severance, to Mr. Browne in the event that he is terminated without cause or resigns with good reason. The payment of severance to Mr. Browne is conditioned on his execution of a release of claims.
If Mr. Browne is terminated without cause or resigns with good reason, Mr. Browne will be entitled to: (i) his accrued but unpaid base salary, and vacation pay, and any expenses, amounts or benefits which have accrued to the termination date, (ii) one month’s base salary, (iii) any earned but unpaid signing bonus or annual from the previous year, (iv) a prorated bonus based on the prior year’s bonus, (v) an amount equal to two times his base salary plus the greater of his bonus paid for each of the two previous years, (vi) a payment for outplacement services and moving expenses, and (vii) a monthly payment in lieu of continuing medical coverage for 24 months.
If Mr. Browne is terminated with cause or due to his resignation, Mr. Browne will be entitled to: (i) his accrued but unpaid base salary, vacation pay, and any expenses, amounts or benefits which have accrued to the termination date, (ii) one month’s base salary, and (iii) any earned but unpaid bonus from the previous year.
Mr. Browne’s employment agreement also entitles him to participate in Telesat’s pension plan for designated employees and its supplemental retirement plan for designated employees.
Mr. Browne’s employment agreement also contains customary confidentiality and non-solicitation covenants and certain restrictive covenants that will continue to apply following the termination of his employment, including non-solicitation and non-competition provisions which are in effect during Mr. Browne’s employment and for one year following the termination of his employment.
Michael Schwartz, Senior Vice President, Corporate and Business Development
Mr. Schwartz’s employment agreement provides for base salary, an annual performance bonus, benefits and participation in the Historic Plans.
The employment agreement with Mr. Schwartz specifies the amounts or items payable, including severance, to Mr. Schwartz in the event that he is terminated without cause or resigns with good reason. The payment of severance to Mr. Schwartz is conditioned on his execution of a release of claims.
If Mr. Schwartz is terminated without cause or resigns with good reason, Mr. Schwartz will be entitled to: (i) his accrued but unpaid base salary, vacation pay, and any expenses, amounts or benefits which have accrued to the termination date, (ii) one month’s base salary, (iii) any earned but unpaid bonus from the previous year, (iv) a prorated bonus based on the prior year’s bonus, (v) an amount equal to two times his base salary plus the greater of his bonus paid for either of the two previous years, (vi) a payment for outplacement services and moving expenses, and (vii) a monthly payment in lieu of continuing medical coverage for 24 months.
If Mr. Schwartz is terminated with cause or due to his resignation, Mr. Schwartz will be entitled to: (i) his accrued but unpaid base salary, vacation pay, and any expenses, amounts or benefits which have accrued to the termination date, (ii) one month’s base salary, and (iii) any earned but unpaid bonus from the previous year.
Mr. Schwartz’s employment agreement also entitles him to participate in Telesat’s pension plan for designated employees and its supplemental retirement plan for designated employees.
Mr. Schwartz’s employment agreement also contains customary confidentiality and non-disparagement covenants and certain restrictive covenants that will continue to apply following the termination of his employment, including non-competition and non-solicitation provisions which are in effect during Mr. Schwartz employment and for the one year following the termination of his employment, respectively.
Erwin Hudson, Vice President, Telesat Lightspeed System Development
Mr. Hudson’s employment agreement provides for base salary, an annual performance bonus, benefits and participation in the Historic Plans.
The employment agreement with Mr. Hudson specifies the amounts or items payable, including severance, to Mr. Hudson in the event that he is terminated without cause or resigns with good reason. The payment of severance to Mr. Hudson is conditioned on his execution of a release of claims.
If Mr. Hudson is terminated without cause or resigns with good reason, Mr. Hudson will be entitled to: (i) his accrued but unpaid base salary, vacation pay, and any expenses, amounts or benefits which have accrued to the termination date, (ii) any earned but unpaid bonus from the previous year, (iii) a prorated bonus based on the prior year’s bonus, (iv) for a period of 12 months, monthly payments representing his monthly base salary, his annual bonus divided into monthly payments, based on his average bonus from the previous three years, and monthly expense allowance, and (v) a monthly payment in lieu of continuing group health benefits for 12 months.
If Mr. Hudson is terminated with cause or due to his resignation, Mr. Hudson will be entitled to: (i) his accrued but unpaid base salary, vacation pay, and any expenses, amounts or benefits which have accrued to the termination date and (ii) any earned but unpaid bonus from the previous year.
Mr. Hudson’s employment agreement also entitles him to participate in Telesat’s pension plan for designated employees and its supplemental retirement plan for designated employees.
Mr. Hudson’s employment agreement also contains customary confidentiality and non-disparagement covenants and certain restrictive covenants that will continue to apply following the termination of his employment, including non-competition and non-solicitation provisions which are in effect during Mr. Hudson employment and for the one year following the termination of his employment, respectively.
David Wendling, Chief Technology Officer
Mr. Wendling’s employment agreement provides for base salary, an annual performance bonus, benefits and participation in the Historic Plans.
The employment agreement with Mr. Wendling specifies the amounts or items payable, including severance, to Mr. Wendling in the event that he is terminated without cause or resigns with good reason. The payment of severance to Mr. Wendling is conditioned on his execution of a release of claims.
If Mr. Wendling is terminated without cause or resigns with good reason, Mr. Wendling will be entitled to: (i) his accrued but unpaid base salary, vacation pay, and any expenses, amounts or benefits which have accrued to the termination date, (ii) any earned but unpaid bonus from the previous year, (iii) a prorated bonus based on the prior year’s bonus, (iv) an amount equal to two times his base salary plus his bonus, based on his average bonus for the three previous years, and his monthly expense allowance for 24 months, (v) a monthly payment in lieu of continuing group health benefits for 24 months; and (vi) payment for outplacement services.
If Mr. Wendling is terminated with cause or resigns for good reason, Mr. Wendling will be entitled to: (i) his accrued but unpaid base salary, vacation pay, and any expenses, amounts or benefits which have accrued to the termination date and (ii) any earned but unpaid bonus from the previous year.
Mr. Wendling’s employment agreement also entitles him to participate in Telesat’s pension plan for designated employees and its supplemental retirement plan for designated employees.
Mr. Wendling’s employment agreement also contains customary confidentiality and non-disparagement covenants and certain restrictive covenants that will continue to apply following the termination of his employment, including non-competition and non-solicitation provisions which are in effect during Mr. Wendling employment and for one year following the termination of his employment.
The table below shows the incremental payments that would be made to our named executive officers under the terms of their employment agreements upon the occurrence of certain events, if such events were to occur immediately following the completion of the Transaction.

Name and Principal Position	Event	Severance(1) ($)	Options ($)	Other Payments ($)	Total ($)
Daniel S. Goldberg President and Chief Executive Officer	Termination without cause or resignation with good reason	13,476,750	—(2)	437,559	13,914,309(3)
Andrew Browne Chief Financial Officer	Termination without cause or resignation with good reason	4,934,694	—	241,533	5,176,227
Michael Schwartz Senior Vice President, Corporate and Business Development	Termination without cause or resignation with good reason	5,999,247	—	331,246	6,330,493
Erwin Hudson Vice President, Telesat Lightspeed System Development	Termination without cause or resignation with good reason	848,966	—	98,477	947,443
David Wendling Chief Technology Officer	Termination without cause or resignation with good reason	824,533	—(2)	37,704	862,237(3)

Notes:
(1)
Severance payments are calculated based on the base salary and most recent annual bonus we paid to our named executive officers.

(2)
The value of options will be determined with reference to the five-day volume weighted average trading price of the Loral Voting Common Stock calculated for the five (5) trading days immediately preceding the Closing Date. See “Long Term Incentives —  Conversion of Awards Under the Historic Plans”.

(3)
The total value of the payments required to be made to the named executive officers is subject to adjustment based on the value of such named executive officer’s option awards as determined in accordance footnote (2).

Outstanding Option-Based Awards and Share-Based Awards
The following table sets out information concerning the option-based and share-based awards granted to our NEOs outstanding upon completion of the Transaction:
	Option-based Awards				Shared-based Awards
Name and Principal Position	Number of Common Shares underlying unexercised options(1)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of Shares that have not vested(1)	Market or payout value of share-based awards that have not vested ($)
Daniel S. Goldberg President and Chief Executive Officer	1,077,520	—(1)	4-Apr-23	—(2)	66,666	—(2)	—
Andrew Browne Chief Financial Officer	—	—	—	—	—	—	—
Michael Schwartz Senior Vice President	—	—	—	—	—	—	—
Erwin Hudson Vice President, Telesat Lightspeed System Development	—	—	—	—	—	—	—
David Wendling Chief Technology Officer	173,972	—(1)	30-Aug-23	—(2)	—	—	—

Notes:
(1)
This amount will be adjusted to reflect the Telesat-to-Telesat Corporation Exchange Ratio, if and when exchanged pursuant to the stockholder contribution agreements or optionholder exchange agreements. See “Long Term Incentives —  Conversion of Awards Under the Historic Plans”.

(2)
The value will be determined with reference to the five-day volume weighted average trading price of the Loral Voting Common Stock calculated for the five (5) trading days immediately preceding the Closing Date. See “Long Term Incentives —  Conversion of Awards Under the Historic Plans”.

Incentive Plan Awards — Value Vested or Earned During the Year
The following table indicates, for each of our NEOs, a summary of the value of the option-based and share-based awards vested in accordance with their terms during Fiscal 2020 (assuming the continued employment of each NEO):
Name and Principal Position	Option-Based Awards – Value Expected to be Vested During the Year ($)	Share-Based Awards – Value Expected to be Vested During the Year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Daniel S. Goldberg, President and Chief Executive Officer	—	—(1)	—
Andrew Browne, Chief Financial Officer	—	—	—
Michael Schwartz, Senior Vice President	—	—	—
Erwin Hudson, Vice President, Telesat Lightspeed System Development	—	—	—
David Wendling, Chief Technology Officer	—(1)	—	—

Note:
(1)
The value of options and awards will be determined with reference to the five-day volume weighted average trading price of the Loral Voting Common Stock calculated for the five (5) trading days immediately preceding the Closing.

Defined Benefits Plan Table
Telesat maintains a defined benefit pension plan for certain of its employees, including certain NEOs. Benefits under this defined benefit plan are based on the employee’s years of service and the plan’s benefit formula.
Benefits under the defined benefit pension plan are calculated by adding (i) 1∕4% of the three year average of the annual maximum pensionable earnings (which was $61,600 for 2020); and (ii) 2.0% of the three year average earnings in excess of the annual maximum pensionable earnings. For the purposes of this formula, earnings include the annual salary and 75% of the lesser of actual or target performance inventive for the specific year.

In respect of the NEOs, below is a table related to Telesat’s defined benefit plan:
Name and Principal Position	Number of years of credited service(1) (#)	Annual benefits payable ($)		Closing present value of defined benefit obligation ($)	Compensatory change ($)	Non- compensatory change(2) ($)	Opening present value defined of benefit obligation(3) ($)
		At year end(1)	At age 65
Daniel S. Goldberg, President and Chief Executive Officer	14.3	633,000	1,046,000	12,713,000	955,000	2,363,000	16,031,000
Andrew Browne, Chief Financial Officer	1.1	24,000	24,000	26,000	0	477,000	503,000
Michael Schwartz, Senior Vice President, Corporate and Business Development	8.9	198,000	389,000	3,388,000	488,000	502,000	4,378,000
Erwin Hudson, Telesat Lightspeed System Development	3.7	42,000	42,000	539,000	139,000	244,000	922,000
David Wendling, Chief Technology Officer	28.3	190,000	236,000	3,754,000	138,000	1,318,000	5,210,000

Notes:
(1)
As at December 31, 2020.

(2)
Non-compensatory changes include interest on liabilities and impact of any assumption changes. The values shown are estimated based on assumptions and represent entitlements that may change over time.

DIRECTOR COMPENSATION
Telesat Corporation intends to implement a director compensation program that attracts and retains global talent to serve on the Telesat Corporation Board, taking into account the risks and responsibilities of being an effective director. Our objective regarding director compensation is to follow the best practices with respect to retainers and the format and weighting of the cash and equity components of compensation, and the implementation of share ownership guidelines. We believe the selected approaches have helped attract, and will help to attract and retain, strong members for the Telesat Corporation Board who will be able to fulfill their fiduciary responsibilities without competing interests. The Telesat Corporation Board, through the Nominating Committee, will be responsible for reviewing and approving any changes to the directors’ compensation arrangements.
Following best practice, Telesat does not offer a meeting fee for directors. The total non-executive director retainer is deemed to be full payment for the role of director. The exception to this approach would be in the event of a merger or acquisition, or other special circumstance that required more meetings than are typically required, in which case a “special” fee may be granted. Also, an additional retainer premium will be provided to the chair of each of the Audit Committee and the Compensation Committee, as well as the lead director, to the extent one is appointed, to reflect the additional time commitment, level of responsibility and skills required in such role.
The fee schedule for Telesat’s non-executive directors is as follows:
Type of Fee	Position	Amount(1)
Board Retainer	Board Member	$75,000
		$100,000 Telesat Corporation DSU Award(2)
Committee Retainer	Audit Committee Chair	$25,000
	Audit Committee Member	$10,000
	Compensation Committee Chair	$15,000
	Compensation Committee Member	$7,500
	Nominating Committee Chair and Members	Nil
	Lead Director	N/A
Meeting Fees	Board and Committee Meetings	Nil

(1)
All fees are paid in cash unless otherwise noted.

(2)
Represents the portion of the directors’ annual retainer initially taken as Telesat Corporation DSUs (as defined herein). Any non-executive director may elect to receive up to 100% of their annual retainer in the form of DSUs in lieu of cash.

All directors are entitled to be reimbursed for expenses reasonably incurred by them in their capacity as directors.
Director Share Ownership Guidelines
We will establish director share ownership guidelines for directors to further align the interests of such directors with those of our Shareholders. The ownership guidelines will establish minimum equity ownership levels for each of our directors based on a multiple of their annual Board retainer. Such directors will be expected to meet the prescribed ownership levels within five years of the later of (i) Closing and (ii) the date of their appointment to the Board. Common Shares and the value of DSUs and any other equity-based awards will be included in determining an individual’s equity ownership value. The expected ownership guideline for these directors is 3x their annual Board cash retainer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Policies and Procedures for Related Party Transactions
Prior to the effectiveness of this prospectus, information regarding Telesat Corporation’s policies and procedures for related party transactions will be included in an amendment to this prospectus.
The Transaction
On November 23, 2020, Loral entered into the Transaction Agreement with Telesat Canada, Telesat Corporation, Telesat Partnership, Telesat CanHoldco, Merger Sub, PSP Investments and Red Isle. Upon satisfaction of the terms and subject to the conditions set forth in the Transaction Agreement, the Transaction will result in the current stockholders of Loral, PSP Investments (through Red Isle) and the other shareholders in Telesat Canada who sign Stockholder Contribution Agreements or Optionholder Exchange Agreements (principally current or former management) owning approximately the same percentage of equity in Telesat Canada indirectly through Telesat Corporation and/or Telesat Partnership as they currently hold (indirectly in the case of Loral stockholders and PSP Investments) in Telesat Canada, Telesat Corporation becoming the publicly traded general partner of Telesat Partnership and Telesat Partnership indirectly owning all of the economic interests in Telesat Canada, except to the extent that the other shareholders in Telesat Canada elect to retain their direct interest in Telesat Canada. The Transaction would be effected through a series of transactions, including: (i) Red Isle contributing approximately US$5 million in value of its equity interests in Telesat Canada in exchange for Class C Shares and the balance of its equity interest in Telesat Canada in exchange for Class C Units (PSP Investments will also (a) be entitled to a payment of US$7 million, (b) be entitled to or obligated to pay a post-closing economic adjustment reflecting the net asset value of Loral’s non-Telesat Canada assets and liabilities, and (c) will be indemnified for certain losses incurred by Telesat Corporation following the consummation of the Transaction); (ii) consummation of the transactions contemplated by the Stockholder Contribution Agreements; (iii) consummation of the transactions contemplated by the Voting Director Contribution Agreement; (iv) the Merger, with Loral surviving the Merger as a wholly owned subsidiary of Telesat Partnership and the other Loral stockholders receiving Telesat Public Shares and/or Telesat Partnership Units; and (v) consummation of the transactions contemplated by the Optionholder Exchange Agreements. The Transaction is expected to close in the fourth quarter of 2021, subject to the receipt of the required regulatory approvals and other customary conditions.

The following simplified diagram illustrates Telesat Corporation’s corporate structure:
Investor Rights Agreements
Telesat Corporation and MHR, on the one hand, and Telesat Corporation and PSP Investments, on the other hand, entered into the Investor Rights Agreements dated as of November 23, 2020, pursuant to which, among other things, each of PSP Investments and MHR are entitled to designate three directors to the board of directors of Telesat Corporation and have the exclusive right to fill vacancies of any directorship for which it has the right to designate a director. The number of designees each of PSP Investments and MHR are entitled to designate to the board of directors of Telesat Corporation will be reduced to two, one and zero upon PSP Investments or MHR, respectively, owning less than 25%, 15% or 5% of the Telesat Corporation Shares and the Telesat Partnership Units (on an “as-exchanged” basis) outstanding as of the Closing. The number of independent directors that the Nominating Committee may designate will be increased by one each time the number of designees PSP Investments or MHR is entitled to designate is so reduced.
Registration Rights and Tag Along Rights between MHR and PSP Investments
In connection with the Transaction, MHR and certain of its affiliates and PSP Investments entered into the Registration Rights Agreement with Telesat Corporation, which will become effective at the Effective Time pursuant to its terms. See “Description of Share Capital — Registration Rights and Tag Along Rights between MHR and PSP Investments.”

Goldberg, Godles, Wiener & Wright
Henry Goldberg, the father of Daniel Goldberg, the President and Chief Executive Officer of Telesat Corporation, is a partner in the law firm of Goldberg, Godles, Wiener & Wright, which handles certain matters for Telesat Corporation and its subsidiaries. As of December 31, 2020, the aggregate amount of expenses incurred by Telesat Corporation and its subsidiaries for services received in 2020 was approximately US$2,177,373.

PRINCIPAL SECURITYHOLDERS
The following table sets forth information relating to the beneficial ownership of our shares by:
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each of our directors;

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each of our executive officers;

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all directors and executive officers as a group; and

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each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding shares.

The percentage of Telesat Corporation Shares beneficially owned following the completion of the Transaction is based on Telesat Corporation Shares outstanding as at the Closing Date. These amounts assume all Class A Units, Class B Units and Class C Units have been exchanged into Telesat Corporation Shares on a one-for-one basis.
The address for each of our directors and executive officers listed below is c/o Telesat Corporation, 160 Elgin Street, Suite 2100, Ottawa, Ontario, Canada K2P2P7.
	Telesat Corporation Shares (on fully exchanged and converted basis)(1)
Name of beneficial owner	Number	%(2)
PSP Investments	18,211,203(3)	36.8%
MHR	18,050,092	36.4%

(1)
Certain individuals and entities hold Class A Units, Class B Units or Class C Units of Telesat Partnership, which are redeemable, at the election of such holder after the Lock-Up Period, for newly issued shares of Class A Shares, Class B Variable Voting Shares or Class C Shares, respectively, on a one-for-one basis (and such holders’ Class A Units, Class B Units or Class C Units, as the case may be, will be cancelled on a one-for-one basis upon any such issuance). The number of Class A Shares beneficially owned and percentages of beneficial ownership set forth in the table assume that all Class A Units have been exchanged for Class A Shares (and the corresponding Class A Units have been cancelled). The numbers of Class B Variable Voting Shares beneficially owned and percentages of beneficial ownership set forth in the table assume that all Class B Units have been exchanged for Class B Variable Voting Shares (and the corresponding Class B Units have been cancelled). The numbers of Class C Shares beneficially owned and percentages of beneficial ownership set forth in the table assume that all Class C Units have been exchanged for Class C Shares (and the corresponding Class C Units have been cancelled).

(2)
Percentage of combined voting power represents voting power with respect to all of our Telesat Corporation Shares and all Telesat Partnership Units on an as converted basis. In order to maintain Telesat Corporation’s status as Canadian, the Telesat Corporation Articles employ a variable voting mechanism by way of, amongst other controls, the “Golden Share;” the voting power attributed to the Golden Share will vary to ensure that the aggregate number of votes cast by Canadians, including Red Isle, with respect to a particular matter, will equal a simple majority of all votes cast in respect of such matter, resulting in the dilution of the voting power of Telesat Corporation’s non-Canadian shareholders. See “Description of Share Capital — Meetings and Voting Rights — Golden Share Mechanic.”

(3)
Red Isle Private Investments Inc. is a wholly owned subsidiary of PSP Investments and is the legal owner of the Telesat Corporation Shares attributed to PSP Investments in the Principal Securityholders table. The number of Telesat Corporation Shares set out above represents PSP Investments’ interests in both the Class C Fully Voting Shares and Class C Limited Voting Shares on a combined basis. The Class C Limited Voting Shares are not entitled to vote to elect the directors of the Company. On completion of the Transaction, PSP Investments will beneficially hold a total of 270,270 Class C Fully Voting Shares and Class C Limited Voting Shares on a combined basis and 17,940,933 Class C Exchangeable Units.

DESCRIPTION OF SHARE CAPITAL
The authorized capital of Telesat Corporation consists of: (a) an unlimited number of common shares of Telesat Corporation, which will consist of Telesat Corporation Shares; (b) the Special Voting Shares; (c) the Golden Share; and (d) an unlimited number of Telesat Corporation “blank check” Class A Preferred Shares (none of which will be issued in connection with the Transaction). All of the Telesat Corporation Shares have equivalent economic rights, and no subdivision or consolidation of such of the outstanding Telesat Corporation Shares is permitted unless a corresponding subdivision or combination of all other classes of Telesat Corporation Shares, as applicable, and a corresponding subdivision or combination of Telesat Partnership Units is made.
The Special Voting Shares and the Golden Share have no material economic rights.
The following is a summary of the material rights, privileges, restrictions and conditions that attach to the Telesat Public Shares, the Class C Shares, the Special Voting Shares and the Golden Share. This is a summary only and is subject to the detailed provisions of the Telesat Corporation Articles.
Meetings and Voting Rights
The holders of Class A Shares, Class B Variable Voting Shares, Class C Shares, Special Voting Shares and the Golden Share are generally entitled to receive notice of and attend meetings of Telesat Corporation’s shareholders and receive copies of all proxy materials, information statements and other written communications, including from third parties, given in respect of Telesat Public Shares. Holders of Telesat Corporation Shares shall have one vote for each Telesat Corporation Share held at all meetings of the shareholders of Telesat Corporation, except meetings at which only holders of another class or of a particular series shall have the right to vote, provided that holders of Class C Limited Voting Shares will not be entitled to vote on the election of directors of Telesat Corporation. The Telesat Corporation Articles provide that the holders of the Telesat Corporation Shares will vote together as a single class with the Telesat Partnership Units (via the Special Voting Shares), and the Golden Share, with a simple majority of votes required to pass the majority of matters (other than the election of directors of Telesat Corporation, which shall be decided by a plurality of votes cast). Until the occurrence of an Unwind Transaction, a simple majority of votes cast by the holders of Telesat Corporation Shares and Special Voting Shares, voting together as a single class, will be required to approve a Second Tabulation Matter, as defined and described below.
The following table summarizes the voting power of the different classes of Telesat Corporation Shares and Telesat Partnership Units:
Class	Voting For Directors	All Other Votes	Second Tabulation Votes
Class A Shares	1 vote per share	1 vote per share	1 vote per share
Class B Variable Voting Shares	1 vote per share; provided that any voting power of a single holder in excess of one-third of the outstanding voting power of the Telesat Corporation Shares and Telesat Partnership Units (via the Special Voting Shares) and the Golden Share Canadian Votes (described below under “— Golden Share Mechanic”) will effectively be transferred to the Golden Share.		1 vote per share
Class C Fully Voting Common Shares	1 vote per share	1 vote per share	1 vote per share
Class C Limited Voting Common Shares	No votes	1 vote per share	1 vote per share
Class A Units (voted via the Class A Special Voting Share)	1 vote per unit	1 vote per unit	1 vote per unit

Class	Voting For Directors	All Other Votes	Second Tabulation Votes
Class B Units (voted via the Class B Special Voting Share)	1 vote per unit; provided that any voting power of a single holder in excess of one-third of the outstanding voting power of the Telesat Corporation Shares and Telesat Partnership Units (via the Special Voting Shares) and the Golden Share Canadian Votes (described below under “— Golden Share Mechanic”) will effectively be transferred to the Golden Share.		1 vote per unit
Class C Units (voted via the Class C Special Voting Share)	Limited votes to ensure compliance with restrictions applicable to PSP Investments pursuant to its constating legislation.		1 vote per unit
Golden Share	A number of votes equal to the sum of:		No votes
A number of votes such that the votes cast by the holders of Class A Shares and Class A Units, Class C Shares and Class C Units, and the Golden Share represent a simple majority of the votes cast; and
The number of votes transferred from the Class B Variable Voting Shares and Class B Units, if applicable.
Voting Matters
Second Tabulation Matters
Votes on resolutions regarding Second Tabulation Matters to be duly passed must be passed in accordance with the BCBCA and by a simple majority of the votes cast by the holders of the Telesat Corporation Shares and the Special Voting Shares, voting together as a single class. The Non-Canadian Voting Limitation, described below under “— Golden Share Mechanic”, will not apply to a vote on a Second Tabulation Matter. A “Second Tabulation Matter” means a resolution to effect:
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An increase or decrease of the maximum number of authorized shares of Telesat Corporation Shares, or an increase in the maximum number of authorized shares another class or type with special rights or restrictions equal or superior to the Telesat Corporation Shares;

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An exchange, reclassification or cancellation of all or part of the Telesat Corporation Shares;

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An addition, change or removal of the special rights and restrictions attached to the Telesat Corporation Shares;

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An increase in the rights or privileges of any class of shares in the capital of Telesat Corporation that has rights or privileges equal or superior to the Telesat Corporation Shares;

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The creation of a new class of Telesat Corporation Shares equal or superior to the Telesat Corporation Shares;

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The making of any class of shares in the capital of Telesat Corporation with rights or privileges inferior to the Telesat Corporation Shares equal or superior to the Telesat Corporation Shares;

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An exchange or creation of a right of exchange of all or part of another class of shares in the capital of Telesat Corporation into Telesat Corporation Shares;

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A constraining of the issuance, transfer or ownership of the Telesat Corporation Shares or a change or removal of such constraint;

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A change to the Telesat Corporation Articles;

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The taking of any steps to wind up, dissolve, reorganize or terminate Telesat Corporation;

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A sale, lease, exchange, encumbrance, transfer or other disposition of all or substantially all of Telesat Corporation’s assets;

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The removal of a director of Telesat Corporation from office; or

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The taking of action to effect an amalgamation, merger or other combination of Telesat Corporation with another person or to consolidate, recapitalize or reorganize Telesat Corporation or to continue Telesat Corporation under the laws of another jurisdiction.

Golden Share Mechanic
In support of its efforts to maintain Telesat Corporation’s status as Canadian-controlled for regulatory and financing purposes following consummation of the Transaction, Telesat Corporation will issue a “Golden Share”, which will be held and voted by the Trust.
The Golden Share shall be entitled to participate in a particular vote only when (i) in the event of a vote with respect to the election of directors of Telesat Corporation, the number of fully diluted Class B Variable Voting Shares is greater than the aggregate number of fully diluted Class A Shares and Class C Fully Voting Shares, (ii) in the event of a vote with respect to the election of directors of Telesat Corporation, the number of fully diluted Class B Variable Voting Shares is greater than the aggregate number of fully diluted Class A Shares and Class C Shares, or (iii) a person who is not Canadian (as defined in the Investment Canada Act) beneficially owns or controls more than one-third of the sum of (a) the number of votes attached to the Telesat Corporation Shares and the Special Voting Shares then outstanding, and (b) the Golden Share Canadian Votes, as defined and described below (such person, a “Non-Canadian Principal Shareholder” and such limitation, the “Non- Canadian Voting Limitation”).
Voting power is attributed to the Golden Share in two ways. First, the Golden Share will be attributed with the number of votes required in order to ensure that the votes cast by the holders of Class A Shares and Class A Units, Class C Shares and Class C Units and the Golden Share, together, represent a simple majority of the votes cast and entitled to vote (such voting power, the “Golden Share Canadian Votes”). Second, the Golden Share will be attributed with the number of votes in excess of the Non-Canadian Voting Limitation exercised by a Non-Canadian Principal Securityholders.
The Golden Share voting rights will be voted pro rata consistent with the sum of the aggregate votes of the Class A Shares and the Class A Special Voting Share (in each case, excluding any votes cast by or on behalf of PSP Investments and/or its affiliates), the votes of each of which will be controlled by holders who can demonstrate that they are Canadian. However, if (i) one or more holders other than PSP Investments or its controlled affiliates holds an aggregate amount of Class A Shares and/or Class A Units exceeding 5% of the aggregate number of outstanding Telesat Corporation Shares and Telesat Partnership Units taken as a whole as of the record date for the applicable vote (each such holder, a “5% Voter”) and (ii) the 5% Voters together hold over 50% of the aggregate number of outstanding Class A Shares and Class A Units (in each case, excluding any Class A Shares or Class A Units held by or on behalf of PSP Investments and/or its affiliates) taken as a whole as of the record date for the applicable vote, one-half of the voting rights attached to the Golden Share will be voted pro rata consistent with the aggregate votes cast on the applicable matter as described in the first sentence of this paragraph and the other half will be voted pro rata consistent with the aggregate votes cast on the applicable matter by the holders of Class A Shares and the Class A Special Voting Share (in each case, excluding any votes cast by or on behalf of the 5% Voters and PSP Investments and/or its affiliates).
Voting of the Special Voting Shares and the Golden Share
The holders of Telesat Partnership Units are indirectly entitled to vote in respect of matters on which holders of Telesat Corporation Shares are entitled to vote, including in respect of the election of directors of Telesat Corporation, through the Special Voting Shares. In connection with the Transaction, Telesat Corporation, Telesat Partnership and the Trustee will enter into the Trust Voting Agreement. This summary is qualified in its entirety by reference to that agreement, which is attached as Annex G to the proxy statement/prospectus in connection with the Transaction.
The Special Voting Shares are held by the Trustee, entitling the Trustee to that number of votes on applicable matters on which holders of Telesat Public Shares are entitled to vote that is equal to the number of Telesat Corporation Shares into which the Telesat Partnership Units held by the holders of such

Telesat Partnership Units on the applicable record date are convertible. Pursuant to the Partnership Agreement, each holder of Telesat Partnership Units has the right to direct Telesat Corporation as to how to instruct the Trustee to vote the voting power of the Special Voting Shares corresponding to such holder’s Telesat Partnership Units. Pursuant to the Trust Voting Agreement, the Trustee is required to cast such votes in accordance with voting instructions provided to it by Telesat Corporation, in its capacity as general partner of Telesat In the absence of instructions from Telesat Corporation with respect to all or any such votes, the Trustee will not exercise those votes. The Special Voting Shares may not be sold, assigned, or otherwise transferred without the consent of Telesat Corporation.
Pursuant to the Partnership Agreement and the Telesat Corporation Articles, Telesat Corporation, will instruct the Trust how to vote. Telesat Corporation will also instruct the Trust how to vote the Golden Share. In the absence of instructions from Telesat Corporation with respect to how to vote the Golden Share, the Trustee will not vote the Golden Share. See “— Golden Share Mechanic”.
Unwind of Canadian Structure
Upon a determination by the Telesat Corporation Board that the structure designed to ensure sufficient Canadian voting power and control over Telesat Corporation is no longer required for Telesat Corporation’s business, then an Unwind Transaction may be effected. In order for an Unwind Transaction to be consummated, any necessary governmental approvals must have been obtained and the Telesat Corporation Board must not have identified any breach or acceleration issues under material contracts of Telesat Corporation. Upon the consummation of an Unwind Transaction, each issued and outstanding Class B Variable Voting Share will immediately be converted into one Class A Share automatically and without any further act of Telesat Corporation or the holder thereof, and Telesat Corporation will redeem the Golden Share for $1.00 and the Special Voting Shares for $33.33 per Special Voting Share. Additionally, the requirements regarding the Second Tabulation Matters and the Canadian composition of the Telesat Corporation Board described under “Corporate Governance — Composition of the Telesat Corporation Board and Committees — Canadian Director and Committee Member Requirements” will terminate.
Quorum
The Telesat Corporation Articles provide that, subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for any meeting shall be the presence in person or by proxy of shareholders holding shares representing not less than a majority of the votes entitled to be cast at the meeting.
Advance Notice Requirements
Under the Telesat Corporation Articles, for purposes of providing advance notice for director nominations, to be timely, a shareholder’s notice to the secretary must be made: (i) in the case of an annual meeting of shareholders, not less than 30 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting of shareholders was made, notice by the nominating shareholder may be made not later than the close of business on the 10th day following the notice date (the “notice date”); and (ii) in the case of a special meeting of shareholders (which is not also an annual meeting of shareholders) called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of shareholders was made. In either case, if notice-and-access (as defined in National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer of the securities commissions and similar regulatory authorities in all of the provinces and territories in Canada) is used for delivery of proxy-related materials in respect of a meeting described above, and the notice date in respect of the meeting is not less than 50 days prior to the date of the applicable meeting, the notice must be received not later than the close of business on the 40th day before the applicable meeting (but in any event, not prior to the notice date). However, if a meeting is to be held on a date that is less than 50 days after the notice date, the nominating shareholder will give notice: (i) in the case of an annual meeting of shareholders, not later than the close of business on the 10th day following the notice date and (ii) in the case of a special meeting of shareholders, not later than the close of business on the 15th day following the notice date.
Any notice to the corporate secretary described above must be in proper written form and properly delivered, in each case, as set out in the Telesat Corporation Articles. In connection with effecting proper delivery of a notice, Telesat Corporation may require that any proposed nominee furnish such other information as it reasonably requires to determine the eligibility of such proposed nominee to serve on the Telesat Corporation Board or any of its committees, including with respect to independence or any other relevant criteria for eligibility or that could be material to a reasonable shareholder’s understanding of the independence or eligibility, or lack thereof, of such proposed nominee. The Telesat Corporation Articles, however, prohibit Telesat Corporation requesting other information that (i) exceeds what is required in a dissident proxy circular, (ii) goes beyond what is necessary to determine nominee qualifications, relevant experience, shareholding or voting interest in the Telesat Corporation, or independence in the same manner as would be required for management nominees or (iii) goes beyond what is required under applicable law or regulation.
Prior to the occurrence of an Unwind Trigger, at least a majority of the Telesat Corporation Board must be comprised of directors who are both (a) Canadian (as defined in the Investment Canada Act) and (b) nominated for election by either: (i) the Nominating Committee, if comprised of a majority of Canadian directors, (ii) PSP Investments, or its affiliates, or (iii) a shareholder who is Canadian.
Under the BCBCA, qualified shareholders of a public company holding at least 1% of the issued voting shares or whose shares have a fair market value in excess of $2,000 in the aggregate may make proposals for matters to be considered at the annual general meeting of shareholders. Such proposals must be sent to the company in advance of any proposed meeting by delivering a timely written notice in proper form to the company’s registered office in accordance with the requirements of the BCBCA. The notice must include information on the business the shareholder intends to bring before the meeting. To be a qualified shareholder, a shareholder must currently be and have been a registered or beneficial owner of at least one share of the company for at least two years before the date of signing the proposal. If the proposal and a written statement in support of the proposal (if any) are submitted at least three months before the anniversary date of the previous annual meeting and the proposal and written statement (if any) meet other specified requirements, then the company must either set out the proposal, including the names and mailing addresses of the submitting person and supporters and the written statement (if any), in the proxy circular of the company or attach the proposal and written statement thereto.
Conversion of Telesat Corporation Shares
Prior to the consummation of an Unwind Transaction, an issued and outstanding Class A Share will immediately be converted into a Class B Variable Voting Share automatically and without any further act of Telesat Corporation or the holder thereof, if such Class A Share is or becomes beneficially owned or controlled, directly or indirectly, by a person who is not a Canadian (as defined in the Investment Canada Act). In contrast, if an issued and outstanding Class B Variable Voting Share becomes beneficially owned and controlled, directly or indirectly, by a person who is Canadian, then (i) such holder of Class B Variable Voting Shares may notify Telesat Corporation of such holder’s status as Canadian, and (ii) upon providing evidence satisfactory to Telesat Corporation to confirm such holder’s status as Canadian, the Class B Variable Voting Shares will be converted into an equal number of Class A Shares.
Generally, if an offer is made to purchase either Class A Shares or Class B Variable Voting Shares and the offer is required to be made to all or substantially all of the holders of such class of Telesat Public Shares under applicable securities legislation or stock exchange rules, then each share of the other class of Telesat Public Shares, as applicable, will be convertible at the option of its holder into one Telesat Public Share of the class for which the offer has been made at any time while the offer is in effect until one day after the time prescribed by the applicable securities legislation for the offeror to take up and pay for such Telesat Public Shares pursuant to the offer.
An issued and outstanding Class C Share will immediately be converted into (i) a Class A Share if such Class C Share is or becomes beneficially owned or controlled, directly or indirectly, by a person who is Canadian (as defined in the Investment Canada Act) but not PSP Investments or Red Isle, or (ii) a Class B

Variable Voting Share, automatically and without any further act of Telesat Corporation if such Class C Share is or becomes beneficially owned or controlled, directly or indirectly, by a person who is not a Canadian (as defined in the Investment Canada Act). In addition, an issued and outstanding Class C Share may, at any time at the option of its holder, (i) be converted into one Class A Share or one Class B Variable Voting Share, (ii) in the case of a Class C Limited Voting Share, be converted into a Class C Fully Voting Share, or (iii) in the case of a Class C Fully Voting Share, be converted into a Class C Limited Voting Share.
Dividend Entitlements
The Telesat Corporation Articles provide that the holders of the Telesat Corporation Shares will be entitled to receive dividends if, as and when declared by the Telesat Corporation Board out of the assets of Telesat Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the Telesat Corporation Board may determine, provided that any dividend must be declared and paid in equal amounts per share. The Telesat Corporation Articles also allow the Telesat Corporation Board to, in its sole discretion, but subject to the rights of the holders of any other classes, declare dividends on the Telesat Corporation Shares to the exclusion of any other class of shares. Neither the holders of the Special Voting Shares nor the Golden Share are entitled to receive any dividend payable by Telesat Corporation.
The Telesat Corporation Board is not required to give notice in order to declare dividends, and may fix the date for the dividends to be paid. Dividends will be proportionate to the number of shares held subject to any special rights or restrictions as to dividends. Telesat Corporation may pay any dividend wholly or partly by issuing shares or warrants, and may also issue dividends in such other manner as specified in the Telesat Corporation Articles.
Approval of Matters
Corporate Approvals
The Telesat Corporation Articles provide that Telesat Corporation shall not propose or consent to and shall cause Telesat Partnership and Telesat Corporation’s other subsidiaries not to propose or consent to certain actions without obtaining either (i) the approval of a majority of the Specially Designated Directors then in office or (ii) approval by at least a simple majority of the votes cast by the holders of the Telesat Corporation Shares and the Special Voting Shares, voting together as a single class, but excluding shares of Telesat Corporation beneficially owned by PSP Investments, MHR, or their respective affiliates or associates and Special Voting Shares to the extent that the vote thereof is directed by PSP Investments, MHR, or their respective affiliates or associates. These matters, generally, concern (a) certain waivers, amendments or modifications to the Telesat Corporation Articles or the Partnership Agreement, (b) declarations or payment of dividends or other distributions other than pro rata dividends, (c) purchases or redemptions of any Telesat Corporation Shares or Telesat Partnership Units, subject to certain customary exceptions, including for repurchases of equity from employees upon termination of employment, (d) changes to Telesat Corporation’s or Telesat Partnership’s tax status in the U.S. or Canada, (e) changes in the corporate form or recapitalizations of Telesat Corporation or any of its subsidiaries, and (f) any transaction whereby (I) all or substantially all of Telesat Corporation’s undertaking, property and assets would become the property of any other person or a continuing corporation or other legal entity resulting therefrom in the case of an amalgamation, arrangement or merger and (II) the holders of the Telesat Corporation Shares are entitled to receive shares or other ownership interests in the capital of such other person, continuing corporation or other legal entity. However, such approval rights terminate at such time that none of PSP Investments, MHR or their respective affiliates or associates is a 5% Holder. To the extent that a consent or approval is sought that would have the effect of impairing or prejudicing a right or special right attached to issued shares, shareholders holding shares of the class or series of shares to which such rights attach must consent by a special separate resolution of those shareholders.
Under the BCBCA, most changes to a company’s notice of articles or articles also require the passage of the type of resolution specified by the BCBCA or, if the BCBCA does not specify the type of resolution, by the type of resolution specified by the company’s articles. The Telesat Corporation Articles provide that, other than a change to the Telesat Corporation Articles described in the immediately preceding paragraph or any applicable restrictions in the Investor Rights Agreements, the shareholders may from time to time, by special resolution, make other changes to the Telesat Corporation Articles.
MHR and PSP Investments Approvals
Each of the Investor Rights Agreements generally provide that Telesat Corporation shall not propose or consent to and shall cause Telesat Partnership and Telesat Corporation’s other subsidiaries not to propose or consent to certain actions without obtaining the consent of MHR or PSP Investments, as applicable, so long as such principal shareholder remains a 5% Holder. These matters are described above under “Certain Relationships and Related Party Transactions — Investor Rights Agreements”.
Redemptions
Until such time that neither any MHR entity (or its respective affiliates) nor PSP Investments (or its respective affiliates) is a 5% Holder, Telesat Corporation or its subsidiaries may not purchase or redeem any Telesat Corporation Shares without (i) the approval of a majority of the Specially Designated Directors then in office or (ii) approval by at least a simple majority of the votes cast by the holders of the Telesat Corporation Shares and the Special Voting Shares, voting together as a single class, but excluding shares of Telesat Corporation beneficially owned by PSP Investments, MHR, or their respective affiliates or associates and Special Voting Shares to the extent that such party directs such vote, other than (a) pro rata purchases or redemptions, (b) purchases or redemptions of Telesat Corporation Shares held by directors, officers, employees and independent contractors (in their capacity as such) of Telesat Corporation or any of its subsidiaries: (I) to the extent that Telesat Corporation or Telesat Partnership is obligated to purchase or redeem such Telesat Corporation Shares pursuant to the terms applicable to such Telesat Corporation Shares, (II) in connection with the resignation, termination or other separation of such director, officer, employee or independent contractor, or (III) as otherwise required or permitted pursuant to any employment, grant, consulting or compensatory agreement or other arrangement between Telesat Corporation or any of its subsidiaries and any director, officer, employee or independent contractor of Telesat Corporation or any of its subsidiaries, (c) automatic purchases or redemptions as specified in the Telesat Corporation Articles, (d) purchases of Telesat Partnership Units deemed to occur upon exchange of the Telesat Partnership Units for Telesat Corporation Shares, (e) purchases pursuant to a tender offer or issuer bid made available to all holders of Telesat Corporation Shares and Telesat Partnership Units and to which all participants will have any securities tendered or deposited ratably, prorated in the event any maximum purchase condition is exceeded, or (f) purchases on a stock exchange or similar trading platform at the market price that were not prearranged with the purchaser.
Except in connection with an Unwind Transaction, Telesat Corporation will not have the ability to redeem any Special Voting Shares, unless, at the time of the desired redemption, no Telesat Partnership Units of the corresponding class remain outstanding, in which case the applicable Special Voting Share will be automatically redeemed and cancelled for an amount of $33.33 per Special Voting Share.
Liquidation
In the event of a liquidation, dissolution or winding-up or other distribution of assets of Telesat Corporation, the holders of the Telesat Corporation Shares will receive no payment or distribution unless the holders of any other class of shares of Telesat Corporation who have a priority entitlement upon such a distribution have received the amount to which they are entitled pursuant to the Telesat Corporation Articles. Thereafter, the holders of the Telesat Corporation Shares will be entitled to all remaining property and assets of Telesat Corporation on a proportional basis.
In the event of the liquidation, dissolution or winding-up or other distribution of assets of Telesat Corporation, a holder of any Special Voting Shares is entitled to receive $33.33 per share in priority to the holders of Telesat Corporation Shares. The holder of a Special Voting Share will not be entitled to receive any payment or property in the event of the liquidation, dissolution or winding-up or other distribution of assets of Telesat Corporation other than the redemption price set out in the preceding sentence.
In the event of the liquidation, dissolution or winding-up or other distribution of assets of Telesat Corporation, the holder of the Golden Share is entitled to receive $1.00 in priority to the holders of Telesat

Corporation Shares. The holder of the Golden Share will not be entitled to receive any payment or property in the event of the liquidation, dissolution or winding-up or other distribution of assets of Telesat Corporation other than the redemption price set out in the preceding sentence.
Registration Rights and Tag Along Rights between MHR and PSP Investments
In connection with the Transaction, MHR and certain of its affiliates and PSP Investments entered into the Registration Rights Agreement with Telesat Corporation, which will become effective at the Effective Time pursuant to its terms. Pursuant to the Registration Rights Agreement, each of PSP Investments and MHR will be able to cause Telesat Corporation to register its Telesat Corporation Shares under the Securities Act and, if requested, to maintain a shelf registration statement effective with respect to such shares. PSP Investments and MHR will also be entitled to participate on a pro rata basis in any registration of Telesat Corporation Shares under the Securities Act that Telesat Corporation may undertake, subject to certain customary limitations and exceptions. Each of PSP Investments and MHR is entitled to tag-along rights under the Registration Rights Agreement pursuant to which if either party proposes to transfer its Telesat Corporation Shares, the other party has the right to also transfer to the proposed transferee, at the same price per share and upon the same terms and conditions, up to the maximum amount of additional Telesat Corporation Shares that the proposed transferee has agreed that it would be willing to acquire, subject to certain customary limitations and exceptions. The Registration Rights Agreement also provides that Telesat Corporation will indemnify the registration rights holders against certain liabilities which may arise under the Securities Act.
Transfer Agent and Registrar
The transfer agent and registrar for our Telesat Corporation Shares in the United States is Computershare Trust Company, N.A. at its principal office in Canton, Ohio, and in Canada is Computershare Investor Services Inc. at its principal office in Calgary, Alberta.
Ownership and Exchange Controls
There is no limitation imposed by Canadian law or by Telesat Corporation Articles on the right of a non-resident to hold or vote our Telesat Corporation Shares, other than discussed below.
Competition Act
Limitations on the ability to acquire and hold our Telesat Corporation Shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition (the “Commissioner”), to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in us. This legislation grants the Commissioner jurisdiction, for up to one year after the acquisition has been substantially completed, to challenge this type of acquisition by seeking a remedial order, including an order to prohibit the acquisition or require divestitures, from the Canadian Competition Tribunal, which may be granted where the Competition Tribunal finds that the acquisition substantially prevents or lessens, or is likely to substantially prevent or lessen, competition.
This legislation also requires any person or persons who intend to acquire more than 20% of our voting shares or, if such person or persons already own more than 20% of our voting shares prior to the acquisition, more than 50% of our voting shares, to file a notification with the Canadian Competition Bureau if certain financial thresholds are exceeded. Where a notification is required, unless an exemption is available, the legislation prohibits completion of the acquisition until the expiration of the applicable statutory waiting period, unless the Commissioner either waives or terminates such waiting period or issues an advance ruling certificate. The Commissioner’s review of a notifiable transaction for substantive competition law considerations may take longer than the statutory waiting period.
Investment Canada Act
The Investment Canada Act requires each “non Canadian” (as defined in the Investment Canada Act) who acquires “control” of an existing “Canadian business,” to file a notification in prescribed form with the responsible federal government department or departments not later than 30 days after closing, provided the acquisition of control is not a reviewable transaction under the Investment Canada Act. Subject to certain exemptions, a transaction that is reviewable under the Investment Canada Act may not be implemented until an application for review has been filed and the responsible Minister of the federal cabinet has determined that the investment is likely to be of “net benefit to Canada” taking into account certain factors set out in the Investment Canada Act. Under the Investment Canada Act, an investment in our Telesat Corporation Shares by a non-Canadian who is a World Trade Organization member country investor, including a United States investor, would be reviewable only if it were an investment to acquire control of us pursuant to the Investment Canada Act and our enterprise value (as determined pursuant to the Investment Canada Act and its regulations) was equal to or greater than the amount specified, which is currently $1.631 billion. For other investors who are not state-owned enterprises the threshold is currently $1.075 billion for 2021.
The Investment Canada Act contains various rules to determine if there has been an acquisition of control. Generally, for purposes of determining whether an investor has acquired control of a corporation by acquiring shares, the following general rules apply, subject to certain exceptions: the acquisition of a majority of the undivided ownership interests in the voting shares of the corporation is deemed to be acquisition of control of that corporation; the acquisition of less than a majority, but one-third or more, of the voting shares of a corporation or of an equivalent undivided ownership interest in the voting shares of the corporation is presumed to be acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquirer through the ownership of voting shares; and the acquisition of less than one-third of the voting shares of a corporation or of an equivalent undivided ownership interest in the voting shares of the corporation is deemed not to be acquisition of control of that corporation.
Under the national security review regime in the Investment Canada Act, review on a discretionary basis may also be undertaken by the federal government in respect to a much broader range of investments by a non-Canadian to “acquire, in whole or part, or to establish an entity carrying on all or any part of its operations in Canada.” No financial threshold applies to a national security review. The relevant test is whether such investment by a non-Canadian could be “injurious to national security.” The responsible ministers have broad discretion to determine whether an investor is a non-Canadian and therefore subject to national security review. Review on national security grounds is at the discretion of the responsible ministers, and may occur on a pre- or post-closing basis.
Certain transactions relating to our Telesat Corporation Shares will generally be exempt from the Investment Canada Act, subject to the federal government’s prerogative to conduct a national security review, including:
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the acquisition of our Telesat Corporation Shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

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the acquisition of control of us in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and

•
the acquisition of control of us by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of us, through ownership of our Telesat Corporation Shares, remains unchanged.

Other
There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, or that would affect the remittance of dividends (if any) or other payments by us to non-resident holders of our Telesat Public Shares, other than withholding tax requirements.

Prior Sales
The following table summarizes issuances of the securities of the class distributed under this prospectus and securities convertible into securities of the class distributed under this prospectus during the 12-month period preceding the date of this prospectus.
Date of Issue	Security(1),(2),(3)	Number of Securities Issued or Sold	Issue Price/Exercise Price per Security
N/A	Nil	Nil	$	N/A

(1)
In connection with the completion of the Transaction, we will issue a total of 245,822 Class A Shares and 11,814,025 Class B Variable Voting Shares to former shareholders of Telesat Canada in exchange for their equity interests in Telesat Canada and to former stockholders of Loral in exchange for their Loral stock. A total of 270,270 Class C Shares will also be issued to Red Isle on completion of the Transaction in exchange for its equity interests in Telesat Canada. Additionally, in connection with completion of the Transaction, restricted share units and options to purchase Telesat Public Shares will be issued to former holders of Telesat RSUs and Telesat Options in exchange for their existing Telesat RSUs and Telesat Options pursuant to an exchange agreement with Telesat Corporation and the number of underlying Telesat Public Shares and exercise prices, as applicable, will be adjusted to take into consideration the Telesat-to-Telesat Corporation Exchange Ratio. See “Executive Compensation — Long Term Incentives — Historic Plans — Conversion of Awards under the Historic Plans” and “Certain Relationships and Related Party Transactions — The Transaction”.

(2)
We issued 50 Super Voting Shares at an issue price of $10.00 per Super Voting Share, which were issued to the incorporator of Telesat Corporation in connection with its incorporation on October 21, 2020. All outstanding Super Voting Shares will be redeemed at their issue price upon completion of the Transaction. Following completion of the Transaction, the Telesat Corporation Articles will not permit the issuance of Special Voting Shares.

(3)
Pursuant to the term sheet entered into with the Government of Canada, we have agreed to grant to the Government of Canada warrants to purchase a number of Telesat Public Shares with an aggregate price equal to (i) 10% of the principal amount of the loan and (ii) 10% of the subscription amount of the preferred equity investment in Telesat LEO at an exercise price equal to the 180‑day volume weighted average trading price of the Telesat Public Shares on the Nasdaq immediately after the listing of the Telesat Public Shares. The warrants granted to the Government of Canada will have a term of 10 years and are exercisable any time after the second anniversary of the listing of the Telesat Public Shares. See, “Business — Overview of Telesat Lightspeed”.

DESCRIPTION OF TELESAT PARTNERSHIP UNITS AND GP UNITS
From and after the closing of the Transaction, the authorized units of Telesat Partnership will consist of: (i) an unlimited number of Class A Units, which will be held by the limited partners (other than Red Isle, Red Isle’s permitted transferees that are wholly owned by PSP Investments or any holder of Class D limited partnership units of Telesat Partnership (“Class D Units”) in their capacity as such) who can demonstrate to Telesat Partnership that they are Canadian (as defined in the Investment Canada Act); (ii) an unlimited number of Class B Units, which will be held by the limited partners (other than Red Isle, Red Isle’s permitted transferees that are wholly owned by PSP Investments or any holder of Class D Units in their capacity as such); (iii) Class C Units, which will be held by Red Isle or its permitted transferees that are wholly owned by PSP Investments; and (iv) Telesat Partnership GP Units, which will be held by Telesat Corporation as the general partner of Telesat Partnership. Class D Units will also be authorized from and after the Effective Time but may be issued only to a wholly owned subsidiary of the general partner of Telesat Partnership immediately before the Telesat Partnership Units cease to be outstanding. The number of Telesat Partnership Units to be issued pursuant to the Transaction will be determined prior to the closing of the Transaction based on the number of Telesat Partnership Elections by Loral stockholders.
The following is a summary of the material rights, privileges, restrictions and conditions that attach to the Telesat Partnership Units and the Telesat Partnership GP Units. This is a summary only and is subject to the detailed provisions of the Form of Partnership Agreement, attached as Annex L to the proxy statement/prospectus in connection with the Transaction.
Economic and Voting Rights
The Telesat Partnership Units are intended to provide economic rights that are substantially equivalent, and voting rights with respect to Telesat Corporation that are substantially equivalent, to the corresponding rights afforded to holders of Telesat Corporation Shares, as applicable.
Economic Rights
All Telesat Partnership Units will have the same economic rights. Further, for so long as Telesat Corporation is general partner of Telesat Partnership, if any shares in the capital of Telesat Corporation other than the Telesat Corporation Shares are issued by Telesat Corporation (“New Shares”), Telesat Corporation will (either immediately before or after such issuance), (A) cause Telesat Partnership to create a corresponding new class of Telesat Partnership units (“New Units”) that have corresponding distribution rights to such New Shares, (B) cause Telesat Partnership to issue one or more New Units to Telesat Corporation in exchange for the contribution by Telesat Corporation of the proceeds from, or other consideration received in connection with, the issuance of such New Shares to Telesat Partnership and (C) effect such amendments to the Partnership Agreement as are described in the Partnership Agreement.
Other material economic rights, privileges, restrictions and conditions attaching to the Telesat Partnership Units under the terms of the Partnership Agreement include the following:
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Telesat Partnership Units will vote on a pass-through basis with corresponding classes of Telesat Corporation Shares.

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Telesat Corporation may not issue or distribute rights, options or warrants or other securities or assets of Telesat Corporation to all or substantially all of the holders of Telesat Corporation Shares unless a corresponding distribution is made to holders of the Telesat Partnership Units.

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No subdivision or combination of the outstanding Telesat Corporation Shares is permitted unless a corresponding subdivision or combination of Telesat Partnership Units is made.

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Telesat Corporation and the Telesat Corporation Board are prohibited from proposing or recommending an offer for the Telesat Corporation Shares or for the Telesat Partnership Units unless the holders of the Telesat Partnership Units and the holders of Telesat Corporation Shares are entitled to participate to the same extent and on equitably equivalent basis.

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Approval of holders of the Telesat Partnership Units is required for an action (such as an amendment to the Partnership Agreement) that would affect the economic rights of a Telesat Partnership Unit relative to a Telesat Corporation Share, as applicable.

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Telesat Corporation, as general partner of the Partnership, is restricted from taking certain actions that would impact the capital structure of Telesat Partnership. However, the Partnership Agreement provides a caveat allowing Telesat Corporation to undertake and effect the transactions contemplated under Section 2.1 of the Transaction Agreement.

See also “Corporate Governance — Telesat Partnership Governance — Reciprocal Changes”, above.
Voting Powers
The holders of Telesat Partnership Units are indirectly entitled to vote in respect of matters on which holders of Telesat Corporation Shares are entitled to vote, including in respect of the election of directors of Telesat Corporation, through the Special Voting Shares. In connection with the Transaction, Telesat Corporation, Telesat Partnership and the Trustee will enter into the Trust Voting Agreement. This summary is qualified in its entirety by reference to that agreement, which is attached as Annex G to the proxy statement/prospectus in connection with the Transaction.
The Special Voting Shares are held by the Trustee, entitling the Trustee to that number of votes on applicable matters on which holders of Telesat Public Shares are entitled to vote that is equal to the number of Telesat Corporation Shares into which the Telesat Partnership Units held by the holders of such Telesat Partnership Units on the applicable record date are convertible. Pursuant to the Partnership Agreement, each holder of Telesat Partnership Units has the right to direct Telesat Corporation as to how to instruct the Trustee to vote the voting power of the Special Voting Shares corresponding to such holder’s Telesat Partnership Units.
Pursuant to the Trust Voting Agreement, the Trustee is required to cast such votes in accordance with voting instructions provided to it by Telesat Corporation, in its capacity as general partner of Telesat Partnership. In the absence of instructions from Telesat Corporation with respect to all or any such votes, the Trustee will not exercise those votes.
Pursuant to the Partnership Agreement and the Telesat Corporation Articles, Telesat Corporation will also instruct the Trust how to vote the Golden Share. In the absence of instructions from Telesat Corporation with respect to how to vote the Golden Share, the Trustee will not vote the Golden Share. See “Description of Share Capital — Meetings and Voting Rights — Golden Share Mechanic.”
So long as any Telesat Partnership Units are outstanding, the Class D Units will not have any voting rights.
Exchange Right
From and after the Lock-Up Period, a holder of Telesat Partnership Units shall, at any time and from time to time, have the right to require Telesat Partnership to repurchase (the “Exchange Right”) any or all of Telesat Partnership Units held by such holder in exchange for the applicable class of Telesat Corporation Shares; provided, however, that a holder of Telesat Partnership Units may exercise its Exchange Right at any time to effect a transfer to be effective prior to (and if so elected by such holder, subject to) the Closing of a Telesat Control Transaction so that such Telesat Corporation Shares to be received by such holder in such repurchase will have the full right and power to participate in such Telesat Control Transaction.
In order to exercise the Exchange Right, a holder of Telesat Partnership Units must deliver to Telesat Partnership, at its office (or at a designated office of Telesat Partnership’s transfer agent), a duly executed exchange notice (the “Exchange Notice”) together with such additional documents and instruments as the transfer agent and Telesat Partnership may reasonably require. The Exchange Notice must specify the number and class of Telesat Partnership Units in respect of which the holder is exercising the Exchange Right, and.in the case of Class C Units, whether such units are to be exchanged for Class C Fully Voting Shares or Class C Limited Voting Shares.
An exercise of the Exchange Right may be revoked by the exercising holder by notice in writing given to Telesat Partnership before the close of business on the second business day immediately preceding the exchange date specified in the applicable Exchange Notice, which date must be a business day and must not be less than two business days nor more than ten business days after the date upon which such Exchange

Notice is delivered to Telesat Partnership (the “Exchange Date”). On the Exchange Date, Telesat Partnership will deliver or cause the transfer agent to deliver to the relevant holder the applicable number of Telesat Corporation Shares.
Notwithstanding the exercise of the Exchange Right, where a record date in respect of a distribution with respect to the Telesat Partnership Units occurs prior to the exchange date and there is any declared and unpaid distribution on any Telesat Partnership Unit so exchanged, such amount shall remain payable and shall be paid in the applicable form on the designated payment date to the former holder of the Telesat Partnership Unit so exchanged. In addition, any deferred tax distribution (as described below) shall remain due and payable.
Mandatory Exchange
Telesat Partnership may cause a mandatory exchange of the outstanding Telesat Partnership Units into Telesat Public Shares in the event that:
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At any time the number of Telesat Partnership Units outstanding (other than Telesat Partnership Units held by Telesat Corporation and its affiliates) represents less than 2% of the capital of Telesat Corporation on a fully diluted basis (a “Sunset Exchange”);

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A Telesat Control Transaction occurs in respect of which both: (i) the Telesat Corporation Board determines, in good faith, that such a transaction involves an arm’s-length transaction with a bona fide third party for a legitimate commercial purpose other than to cause the exchange of the Telesat Partnership Units and (ii) the holders of the Telesat Partnership Units receive not less than 15 business days’ prior written notice prior to the date Telesat Corporation makes such a determination (a “Control Transaction Exchange”); or

•
The holders of the Telesat Partnership Units fail to take the necessary action at a meeting or other vote of holders of Telesat Partnership Units to approve or disapprove, as applicable, a matter that requires such approval or disproval, as applicable, to maintain the economic equivalence of the Telesat Partnership Units, the Telesat Partnership GP Units and the Telesat Corporation Shares (a “Voting Event Exchange”).

Where Telesat Partnership determines to cause the mandatory exchange of all of the outstanding Telesat Partnership Units into Telesat Corporation Shares, it will give prior written notice specifying the date of the mandatory exchange to the holders of Telesat Partnership Units at least 15 days prior to such mandatory exchange, in the case of a Sunset Exchange or a Control Transaction Exchange, and on the business day following the day on which the holders of the Telesat Partnership Units failed to take such action in the case of a Voting Event Exchange.
Conversion of Telesat Partnership Units
An issued and outstanding Class A Unit will immediately be converted into a Class B Unit automatically and without any further act of Telesat Partnership, the general partner or the holder thereof, if such Class A Unit is or becomes beneficially owned or controlled, directly or indirectly, by a person who is not a Canadian (as defined in the Investment Canada Act). In contrast, if an issued and outstanding Class B Unit becomes beneficially owned and controlled, directly or indirectly, by a person who is Canadian, then (i) such holder of Class B Units may notify Telesat Partnership of such holder’s status as Canadian, and (ii) upon providing evidence satisfactory to Telesat Partnership to confirm such holder’s status as Canadian, the Class B Units will be converted into an equal number of Class A Units.
Transfers
Under the Partnership Agreement, with the exception of the exchange rights set out under “— Exchange Right” and “— Mandatory Exchange” above, no limited partner of Telesat Partnership may transfer its Telesat Partnership Units unless, in the case of a natural person, upon their demise, to their estate and heirs or, in the case of someone who is not a natural person, (i) by operation of law upon the consummation of a merger, consolidation, amalgamation, liquidation, dissolution or similar transaction or (ii) pursuant to a transfer in which, for U.S. federal income tax purposes, the basis of the Telesat Partnership Unit in the hands of the transferee is determined, in whole or in part, by reference to its basis in the hands of the transferor or is determined under section 732 of the Code. If such a transfer is effected, Telesat Corporation may require, among other things, that the applicable holder of Class A Units making a transfer provide a statutory declaration under the Canada Evidence Act or otherwise concerning whether the such holder or beneficial owner is a Canadian (as defined in the Investment Canada Act).
Each of PSP Investments (through Red Isle) and MHR may not transfer any of its interests in Telesat Partnership, other than transfers to its direct and indirect wholly owned subsidiaries. Further, until Red Isle no longer holds any Telesat Partnership Units, PSP Investments may not transfer its interests in Red Isle or reduce its economic exposure to Telesat Partnership Units held by Red Isle unless such transfer is to a direct or indirect wholly owned subsidiary of PSP Investments. However, upon the transferee of such interests no longer being a direct or indirect wholly owned subsidiary of the applicable transferor, such transferee must transfer the transferred interests back to the applicable transferor.
The general partner may not transfer its interests in the Partnership, except as described above under “Corporate Governance — Telesat Partnership Governance”.
Notice of Meeting Rights
The holders of Telesat Partnership Units will have the right to receive notice of and to attend any meeting of the partners of Telesat Partnership at which the holders of Telesat Public Shares are entitled to vote. The general partner will mail or cause to be mailed (or otherwise communicate) to the holders of Telesat Partnership Units the notice of each meeting at which the holders of Telesat Public Shares are entitled to vote, together with the related materials and a statement as to the manner in which the holder may instruct the general partner to instruct the Trustee to exercise the votes attaching to the Special Voting Share, on the same day as Telesat mails (or otherwise communicates) the notice and materials to the holders of Telesat Public Shares. The general partner will also send to the holders of Telesat Partnership Units copies of proxy materials, all information statements, reports (including interim and annual financial statements) and other written communications sent by Telesat Corporation or third parties to the holders of Telesat Public Shares, provided, however, that the general partner shall not be required to provide a holder of Telesat Partnership Units with such mailing or communication if the Telesat Public Shares receivable upon the exchange of the Telesat Partnership Units do not have the right to vote.
The holders of Telesat Partnership Units will also have the right to receive notice of and to attend any meeting of the partners of Telesat Partnership.
Quorum
A quorum at any meeting of the partners of Telesat Partnership will consist of one or more partners present in person or by proxy holding a majority of the voting power which may be exercised at such meeting.
Dividend Rights
The general partner of Telesat Corporation will cause distributions to be made by Telesat Partnership to the partners in the following order of priority: (a) the general partner may, in its sole discretion, from time to time cause cash distributions to be made by Telesat Partnership to Telesat Corporation (which distributions will be made without pro rata distributions to the other partners) in such amounts as required for Telesat Corporation to pay certain expenses and tax liabilities described in the Partnership Agreement and (b) after payment of any deferred distributions described below, the general partner may, in its sole discretion, from time to time in such amounts as it shall determine, cause distributions to be made by Telesat Partnership to the partners in accordance with their percentage interests, pro rata.
In order to avoid having a holder of Telesat Partnership Units receive a distribution from Telesat Partnership, then immediately exchange their Telesat Partnership Units for Telesat Public Shares and receive a substantially equivalent distribution from Telesat Corporation as well, following completion of the Transaction, Telesat Corporation intends to adopt a dividend policy such that it will declare a concurrent dividend with the same record date.

In the event that any partner other than Telesat Corporation that is subject to U.S. federal income tax has net cumulative taxable income that exceeds zero, then on the next applicable tax distribution date, Telesat Partnership shall distribute to each partner, whether or not such partner is subject to U.S. federal income tax, its assumed tax liability, less all prior distributions pursuant to the preceding paragraph and this paragraph paid in respect of such partner’s units, provided, however, that Telesat Corporation may defer such distribution, which shall then accumulate at the rate of 10% per annum compounded daily, and shall be paid prior and in preference to any pro rata distribution to the holders of Telesat Partnership Units. If a holder of Telesat Partnership Units exchanges their Telesat Partnership Units for Telesat Corporation Shares, the holder will continue to be entitled to any unpaid deferred distribution.
Telesat Partnership is also required to make certain tax distributions to holders of Telesat Partnership Units; provided, however, that Telesat Corporation may defer such distributions, which shall then accumulate at the rate of 10% per annum compounded daily, and shall be paid prior and in preference to any pro rata distribution to the holders of Telesat Partnership Units.
So long as any Telesat Partnership Units are outstanding, the Class D Units will not participate in, or be entitled to, any distributions.
Amendments to the Partnership Agreement
Subject to the right of the general partner to amend the Partnership Agreement described below, the Partnership Agreement shall only be amended in writing and, from and after the Effective Time, only with the consent of all of the following (i) the shareholders of Telesat Corporation by resolution passed by a simple majority of all votes cast at a meeting by holders entitled to vote at such meeting or by written consent of the Telesat Corporation shareholders holding in the aggregate a majority of the outstanding Telesat Corporation Shares; (ii) a majority of the holders of Telesat Partnership Units; (iii) the shareholders of Telesat Corporation (other than Red Isle and any MHR entity and their respective affiliates and associates) by resolution passed by a simple majority of all votes cast by such shareholders at a meeting by holders entitled to vote at such meeting or by written consent of such shareholders holding in the aggregate a majority of the outstanding Telesat Corporation Shares (other than shares held by Red Isle and any MHR entity and their respective affiliates and associates); and (iv) a majority of the holders of Telesat Partnership Units (other than those beneficially owned by Red Isle and any MHR entity and their respective affiliates and associates). However, any amendment seeking to convert Telesat Partnership into a general partnership will require unanimous written consent of the partners. Further, no amendment will give anyone other than the general partner the right to dissolve Telesat Partnership; no amendment will be made without the consent of the general partner which would adversely affect the rights and obligations of the general partner; and any amendment that disproportionately and adversely affects any individual, group or class of holders of units as compared to any other holder of units will require the consent of each holder of units so disproportionately and adversely affected.
Any amendments to the rights, privileges, restrictions and conditions attaching to the Telesat Partnership Units will require (i) in the case of amendments that would increase or decrease the economic rights of a Telesat Partnership Unit relative to the applicable class of Telesat Corporation Shares, approval by (A) an ordinary resolution passed by holders of the applicable class of Telesat Partnership Units, (B) a majority of the applicable class of Telesat Corporation Shares and (C) the general partner, (ii) in the case of any amendment (x) not covered by (i) and (y) that would affect the rights, privileges, restrictions or conditions attaching to certain of the Telesat Partnership Unit in a manner adverse to those holders of Telesat Partnership Units relative to other holders, with the approval of the holders of the adversely affected Telesat Partnership Units and the general partner, or (iii) in the case of any other amendment that would affect the rights privileges, restrictions or conditions attaching to the Telesat Partnership Units, the general partner, provided that, until the date that the Contractual Designees (as defined in the Telesat Corporation Articles) nominated by PSP Investments and MHR pursuant to Article 10.2 of the Telesat Corporation Articles collectively constitute, in the aggregate, less than 50% of the members of the Telesat Corporation Board (the “Special Board Date”), the amendments set out in clause (iii) may only be made without the approval of any limited partner if approved by a majority of the Specially Designated Directors then in office.

The general partner may make the following amendments to the Partnership Agreement without the consent of the limited partners:
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A change in the name of Telesat Partnership, the location of Telesat Partnership’s principal place of business or the registered office of Telesat Partnership;

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The admission, substitution, withdrawal or removal of limited partners in accordance with the Partnership Agreement;

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A change that the general partner, acting reasonably, determines is necessary to qualify or continue the qualification of Telesat Partnership as a limited partnership and which the limited partners have limited liability under applicable laws;

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A change that, in the sole discretion of the general partner, is reasonable and necessary or appropriate to enable partners to take advantage of, or not be detrimentally affected by, changes, proposed changes or differing interpretations with respect to Canadian or U.S. income tax regulations, legislation or interpretation;

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A change that the general partner, acting reasonably, determines to be necessary to satisfy any requirements, conditions or guidelines contained in any law;

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A change in the fiscal year or taxable year of Telesat Partnership and any other changes that the general partner determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Telesat Partnership;

•
An amendment that the general partner, acting reasonably, determines to be necessary or appropriate in connection with the creation, authorization or issuance of any class or series of partnership interests or options, rights, warrants or appreciation rights relating to partnership interests pursuant to Section 3.4 of the Partnership Agreement; and

•
Any amendment expressly permitted in the Partnership Agreement to be made by the general partner acting alone;

provided that certain of the amendments may only be made without the approval of any limited partner if approved by the majority of the Specially Designated Directors then in office.
From and after the Special Board Date, if neither any MHR entity nor PSP Investments is a 5% Holder, the general partner, with the approval of the Telesat Corporation Board, may amend any provision of the Partnership Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection with that amendment, to reflect: (a) a change to cure any ambiguity or to correct or supplement any provisions contained in the Partnership Agreement which may be defective or inconsistent with any other provision contained in the Partnership Agreement, in each case, that does not adversely affect the limited partners in any material respect, (b) a change that the general partner, acting reasonably, determines (i) is necessary to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any governmental authority, or (ii) is required to effect the intent of the provisions of the Partnership Agreement or is otherwise contemplated by the Partnership Agreement that does not adversely affect the limited partners in any material respect, (c) an amendment that is necessary, in the written opinion of outside counsel to Telesat Partnership, to prevent Telesat Partnership, or the general partner or its directors, officers, trustees or agents from having a material risk of being in any manner subjected to the provisions of the U.S. Investment Company Act of 1940, as amended, the U.S. Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the U.S. Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the U.S. Department of Labor, or (d) an amendment that the general partner, acting reasonably, determines to be necessary or appropriate to reflect and account for the formation by Telesat Partnership of, or investment by Telesat Partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by Telesat Partnership of activities permitted by the Partnership Agreement that does not adversely affect the limited partners in any material respect.

Dissolution
Telesat Partnership will dissolve upon: (i) the deemed removal of the general partner (unless the general partner is replaced pursuant to the Partnership Agreement), (ii) the sale, exchange, or other disposition of all or substantially all of the property of Telesat Partnership, if approved in accordance with the Partnership Agreement or (iii) after the Effective Time, no Telesat Partnership Units or Class D Units remain outstanding (each, a “Dissolution Event”).
Telesat Partnership will not dissolve by reason of death, bankruptcy, insolvency, mental incompetency or other disability of any limited partner or upon the transfer of any Telesat Partnership Units. Further, no limited partner has the right to ask for the dissolution of Telesat Partnership, for the winding-up of its affairs or for the distribution of its assets.
Upon a Dissolution Event:
•
Telesat Corporation will give prior notice of the dissolution to each limited partner and the transfer agent.

•
The receiver will:

•
sell or otherwise dispose of the part of Telesat Partnership’s assets as the receiver considers appropriate;

•
pay the debts and liabilities of Telesat Partnership and liquidation expenses;

•
if there are any assets of Telesat Partnership remaining, distribute all property and cash in the following order:

•
first, to Telesat Corporation until it has received an amount sufficient to satisfy certain costs and expenses of Telesat Corporation relating to its role as general partner of the business and affairs of Telesat Corporation that are conducted through the Telesat Partnership or any of its subsidiaries;

•
second, to the partners of Telesat Partnership pro rata in accordance with their respective interests, subject to certain limitations; and

•
satisfy all applicable formalities, including the filing of the declaration of dissolution.

•
In the event of a dissolution of Telesat Corporation, holders of Telesat Partnership Units or Class D Units would not be entitled to a distribution of any assets or property of Telesat Corporation.

General Partner Exculpation and Liability
Telesat Corporation, in its capacity as general partner of Telesat Partnership, has acknowledged that it will owe the same duties to the Telesat Partnership and the holders of Partnership Units as the board of directors of a British Columbia company owes to the company and its shareholders pursuant to sections 142(1)(a) and 142(1)(b) of the BCBCA and such additional non-waivable duties as provided under the Limited Partnerships Act (Ontario). Telesat Corporation will not be liable for any act or omission in its capacity as a general partner, except to the extent constituting a breach of the foregoing duties. To the extent that the Telesat Corporation Board is found to have breached its duties or obligation to the holders of Telesat Corporation Shares, it will be deemed to have breached its duties and obligations to the holders of Partnership Units, who will be afforded an equivalent remedy to any remedy provided to the holders of Telesat Corporation Shares.
Indemnity
Telesat Partnership will indemnify any party that is or has been a general partner of Telesat Partnership or any of its affiliates, or any current or former officer, director, employee, partner, agent or trustee of such general partner or its affiliates (or any person taking action at the direction of such a person) from and against any and all losses, claims, damages, liabilities joint or several expenses (including, without limitation, legal fees and expenses on a solicitor/client basis), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which such party is involved by reason of its status as a general partner of Telesat Partnership or as a current or former officer, director, employee, partner, agent or trustee of a general partner or its affiliates (or any person taking action at the direction of such a person). This indemnity is contingent on (i) the applicable indemnitee having acted honestly and in good faith with a view to the best interest of Telesat Partnership and, if applicable, its duties as general partner and (ii) in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, such indemnitee had reasonable grounds to believe its conduct was lawful. Further, if such indemnitee has been adjudged by a final decision of a court of competent jurisdiction that is no longer appealable to have failed to meet the applicable standard of conduct in the performance of, its obligations under the Partnership Agreement, they will not have the benefit of the indemnity described in this paragraph.
Withholding Rights
Telesat Corporation, in its capacity as general partner, may cause Telesat Partnership or any of its affiliates to comply with any withholding requirements established under applicable laws. To the extent that Telesat Partnership is required to or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to a holder of Telesat Partnership Units or to the extent that any payments made to Telesat Partnership Units are subject to withholding as a result of such payments being attributable to any particular holder of Telesat Partnership Units, Telesat Corporation may treat the amount withheld as a distribution of cash to such holder of Telesat Partnership Units in the amount of such withholding from or in respect of such holder.
Statutory Rights
Holders of Telesat Partnership Units have the right to exercise certain rights of shareholders of Telesat Corporation on an “as-if-exchanged” basis (i.e., such holders shall have the same rights as if they had exchanged their Telesat Partnership Units for Telesat Public Shares), including (i) rights of holders of Telesat Public Shares set forth in the Telesat Corporation Articles and under applicable law (other than voting rights and rights to dividends or other distributions) and (ii) statutory rights with respect to the inspection of books and records and shareholder lists, and make a shareholder requisition, to have a court call a shareholder meeting, to participate in a meeting telephonically and to submit shareholder proposals.
The tax consequences of receiving or holding Telesat Partnership Units may differ significantly from the tax consequences of receiving or holding Telesat Corporation Shares depending upon the holder’s particular circumstances. You should consider carefully the tax consequences to you in respect of receiving or holding Telesat Partnership Units.
Prior Sales
The following table summarizes issuances of the securities of Telesat Partnership during the 12-month period preceding the date of this prospectus.
Date of Issue	Security	Number of Securities Issued or Sold	Issue Price/Exercise Price per Security(1)
November 12, 2020	GP Units	50	$10.00
November 12, 2020	Class X Units(1)	10	$10.00

(1)
The Class X Units were issued upon formation of Telesat Partnership and will be redeemed by Telesat Partnership upon the closing of the Transaction.

INDEX TO FINANCIAL STATEMENTS
Financial Statements of Telesat Canada
Unaudited condensed interim consolidated financial statements as at September 30, 2021 and September 30, 2020, and for the three- and nine-month periods ended September 30, 2021 and 2020.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF (LOSS) INCOME For the periods ended September 30	F-3
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME For the periods ended September 30	F-4
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY	F-5
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS	F-6
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS for the nine months ended September 30	F-7
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS September 30, 2021	F-8
Consolidated financial statements as at December 31, 2020 and 2019, and for each of the years in the three-year period ended December 31, 2020.
Financial Statements of Telesat Corporation
Balance sheet as at September 30, 2021 and December 31, 2020.
UNAUDITED BALANCE SHEETS as at September 30, 2021 and December 31, 2020	F-76
NOTES TO THE UNAUDITED BALANCE SHEETS	F-77
Balance sheet as at December 31, 2020.
Financial Statements of Telesat Partnership
Consolidated Balance sheet as at September 30, 2021 and December 31, 2020.
UNAUDITED CONSOLIDATED BALANCE SHEETS as at September 30, 2021 and December 31, 2020	F-83
NOTES TO THE UNAUDITED CONSOLIDATED BALANCE SHEETS September 30, 2021	F-84
Consolidated Balance Sheet as at December 31, 2020.

Financial Statements of Loral
Unaudited condensed interim consolidated financial statements as of September 30, 2021 and September 30, 2020, and for the three- and nine-month periods ended September 30, 2021 and 2020.
Management’s Discussion and Analysis of Financial Condition and Results of Operations as of December 31, 2020 and 2019	F-130
Management’s Discussion and Analysis of Financial Condition and Results of Operations as of December 31 2019 and 2018	F-147
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-163
Consolidated financial statements as of December 31, 2020 and 2019, and for each of the years in the two-year period ended December 31, 2020.
Consolidated financial statements as of December 31, 2019 and 2018, and for each of the years in the two-year period ended December 31, 2019.

Telesat Canada
Unaudited Interim Condensed Consolidated Statements of (Loss) Income
For the periods ended September 30
		Three months		Nine months
(in thousands of Canadian dollars)	Notes	2021	2020	2021	2020
Revenue	5	$192,335	$202,053	$570,715	$618,560
Operating expenses	6	(49,691)	(42,185)	(146,921)	(133,712)
Depreciation		(50,663)	(55,597)	(153,402)	(166,819)
Amortization		(3,988)	(4,289)	(12,051)	(12,906)
Other operating losses, net		(30)	(34)	(777)	(246)
Operating income		87,963	99,948	257,564	304,877
Interest expense	7	(50,691)	(50,116)	(139,153)	(155,917)
Interest and other income		1,013	875	2,786	6,667
Gain (loss) on changes in fair value of financial instruments		971	5,715	(20,357)	(38,884)
(Loss) gain on foreign exchange		(68,411)	66,334	7,343	(99,088)
(Loss) income before tax		(29,155)	122,756	108,183	17,655
Tax expense	8	(12,764)	(15,736)	(47,591)	(27,100)
Net (loss) income		$(41,919)	$107,020	$60,592	$(9,445)
See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Canada
Unaudited Interim Condensed Consolidated Statements of Comprehensive (Loss) Income
For the periods ended September 30
	Three months		Nine months
(in thousands of Canadian dollars)	2021	2020	2021	2020
Net (loss) income	$(41,919)	$107,020	$60,592	$(9,445)
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	29,235	(26,745)	(1,816)	24,181
Other comprehensive income (loss)	29,235	(26,745)	(1,816)	24,181
Total comprehensive (loss) income	$(12,684)	$80,275	$58,776	$14,736
See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Canada
Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity
(in thousands of Canadian dollars)	Common shares	Preferred shares	Total share capital	Accumulated earnings	Equity- settled employee benefits reserve	Foreign currency translation reserve	Total reserves	Total shareholders’ equity
Balance as at January 1, 2020	$26,580	$128,315	$154,895	$1,031,055	$74,877	$(15,502)	$59,375	$1,245,325
Net loss	—	—	—	(9,445)	—	—	—	(9,445)
Other comprehensive income, net of tax of $nil	—	—	—	—	—	24,181	24,181	24,181
Share-based compensation	—	—	—	—	7,160	—	7,160	7,160
Balance as at September 30, 2020	$26,580	$128,315	$154,895	$1,021,610	$82,037	$8,679	$90,716	$1,267,221
Balance as at October 1, 2020	$26,580	$128,315	$154,895	$1,021,610	$82,037	$8,679	$90,716	$1,267,221
Net income	—	—	—	255,023	—	—	—	255,023
Issuance of share capital on settlement of restricted share units	—	803	803	—	(1,729)	—	(1,729)	(926)
Other comprehensive loss, net of tax recovery of $3,584	—	—	—	(10,109)	—	(56,603)	(56,603)	(66,712)
Share-based compensation	—	—	—	—	5,340	—	5,340	5,340
Dividends declared on Director Voting Preferred Shares	—	—	—	(10)	—	—	—	(10)
Balance as at December 31, 2020	$26,580	$129,118	$155,698	$1,266,514	$85,648	$(47,924)	$37,724	$1,459,936
Balance as at January 1, 2021	$26,580	$129,118	$155,698	$1,266,514	$85,648	$(47,924)	$37,724	$1,459,936
Net income	—	—	—	60,592	—	—	—	60,592
Issuance of share capital on exercise of stock options	—	16	16	—	—	—	—	16
Other comprehensive loss, net of tax of $nil	—	—	—	—	—	(1,816)	(1,816)	(1,816)
Share-based compensation	—	—	—	—	33,758	—	33,758	33,758
Balance as at September 30, 2021	$26,580	$129,134	$155,714	$1,327,106	$119,406	$(49,740)	$69,666	$1,552,486
See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Canada
Unaudited Interim Condensed Consolidated Balance Sheets
(in thousands of Canadian dollars)	Notes	September 30, 2021	December 31, 2020
Assets
Cash and cash equivalents		$1,558,638	$818,378
Trade and other receivables		55,985	51,928
Other current financial assets		474	448
Prepaid expenses and other current assets		38,103	22,861
Total current assets		1,653,200	893,615
Satellites, property and other equipment	5,9	1,286,390	1,318,526
Deferred tax assets		62,523	79,912
Other long-term financial assets		16,918	53,425
Other long-term assets	5	13,410	9,922
Intangible assets	5	766,031	779,190
Goodwill		2,446,603	2,446,603
Total assets		$6,245,075	$5,581,193
Liabilities
Trade and other payables		$33,508	$30,091
Other current financial liabilities		63,433	35,880
Other current liabilities		91,294	96,155
Total current liabilities		188,235	162,126
Long-term indebtedness	11	3,805,313	3,187,152
Deferred tax liabilities		290,282	325,893
Other long-term financial liabilities		25,172	35,499
Other long-term liabilities		383,587	410,587
Total liabilities		4,692,589	4,121,257
Shareholders’ Equity
Share capital	12	155,714	155,698
Accumulated earnings		1,327,106	1,266,514
Reserves		69,666	37,724
Total shareholders’ equity		1,552,486	1,459,936
Total liabilities and shareholders’ equity		$6,245,075	$5,581,193
See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Canada
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the nine months ended September 30
(in thousands of Canadian dollars)	Notes	2021	2020
Cash flows generated from operating activities
Net income (loss)		$60,592	$(9,445)
Adjustments to reconcile net income (loss) to cash flows generated from operating activities
Depreciation		153,402	166,819
Amortization		12,051	12,906
Tax expense		47,591	27,100
Interest expense		139,153	155,917
Interest income		(3,197)	(6,761)
(Gain) loss on foreign exchange		(7,343)	99,088
Loss on changes in fair value of financial instruments		20,357	38,884
Share-based compensation		33,758	7,160
Loss on disposal of assets		777	246
Other		(45,397)	(45,474)
Income taxes paid, net of income taxes received	17	(71,644)	(35,221)
Interest paid, net of interest received	17	(87,213)	(120,576)
Operating assets and liabilities	17	(2,753)	9,046
Net cash generated from operating activities		250,134	299,689
Cash flows used in investing activities
Purchases for satellite programs		(97,131)	(64,810)
Purchase of property and other equipment		(27,202)	(13,235)
Purchase of intangible assets		—	(30)
Net cash used in investing activities		(124,333)	(78,075)
Cash flows generated from (used in) financing activities
Proceeds from indebtedness	17	619,900	—
Repayment of indebtedness	17	—	(19,197)
Payment of debt issue costs	17	(6,834)	—
Payments of principal on lease liabilities	17	(1,780)	(1,215)
Satellite performance incentive payments	17	(5,092)	(6,877)
Proceeds from exercise of stock options	16	—
Government grant received		—	6,120
Net cash generated from (used in) financing activities		606,210	(21,169)
Effect of changes in exchange rates on cash and cash equivalents		8,249	14,648
Increase in cash and cash equivalents		740,260	215,093
Cash and cash equivalents, beginning of period		818,378	1,027,222
Cash and cash equivalents, end of period		$1,558,638	$1,242,315
See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Canada
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2021
(all amounts in thousands of Canadian dollars, except where otherwise noted)
1.   BACKGROUND OF THE COMPANY
Telesat Canada (the “Company” or “Telesat”) is a Canadian corporation. Telesat is a global satellite operator, providing mission-critical communications solutions to support the requirements of sophisticated satellite users throughout the world. Headquartered in Ottawa, Canada, the Company’s state-of-the-art fleet consists of 15 geostationary satellites and the Canadian payload on ViaSat-1.
The Company has commenced the development of a constellation of low earth orbit (“LEO”) satellites and integrated terrestrial infrastructure, called “Telesat Lightspeed”. In January 2018, the first LEO satellite was successfully launched into orbit. This Phase 1 LEO satellite has demonstrated certain key features of the Telesat Lightspeed system design, specifically the capability of the satellite and customer terminals to deliver a low latency broadband experience.
As at September 30, 2021, Loral Space and Communications Inc. (“Loral”) and Canada’s Public Sector Pension Investment Board (“PSP Investments”) indirectly held economic interests in Telesat of approximately 63% and 36%, respectively, with the remaining economic interest held by various individuals. Loral indirectly held a voting interest of 33% on all matters including the election of directors. PSP Investments indirectly held a voting interest of 67% on all matters except for the election of directors, and a 29% voting interest for the election of directors. The remaining voting interest of 38% for the election of directors is held by shareholders of the Company’s Director Voting Preferred Shares.
Unless the context states or requires otherwise, references herein to the “financial statements” or similar terms refer to the unaudited interim condensed consolidated financial statements of Telesat Canada.
On November 4, 2021, these financial statements were approved by the Audit Committee of the Board of Directors and authorized for issue.
2.   BASIS OF PRESENTATION
Statement of Compliance
The financial statements represent the interim financial statements of the Company and its subsidiaries, on a consolidated basis, prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”).
The financial statements should be read in conjunction with the December 31, 2020 consolidated financial statements of Telesat Canada. The financial statements use the same basis of presentation and significant accounting policies as outlined in Notes 2 and 3 of the consolidated financial statements for the year ended December 31, 2020. The results of operations for the three and nine months ended September 30, 2021 and 2020 are not necessarily indicative of the results that may be expected for a full fiscal year.
Basis of Consolidation
Subsidiaries
These consolidated financial statements include the results of the Company and subsidiaries controlled by the Company. Control is achieved when the Company has power over an entity, has exposure, or rights to variable returns from its involvement with an entity, and has the ability to use the power over an entity to affect the amount of its return.
Joint arrangements
A joint operation is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to their share of the assets and revenue, and obligations for the liabilities and expenses, relating to the arrangement.

The Company’s consolidated financial statements include the Company’s share of the assets, liabilities, revenue and expenses of its interest in joint operations.
3.   CHANGES IN ACCOUNTING POLICIES
Interest rate benchmark reform — Phase 2
The Company has adopted Interest rate benchmark reform — Phase 2 (Amendments to IFRS 9, Financial Instruments, IAS 39, Financial Instruments: Recognition and Measurement, IFRS 7, Financial Instruments: Disclosure, IFRS 4, Insurance Contracts and IFRS 16, Leases). The amendments enable entities to reflect the effects of transitioning from benchmark interest rates, such as inter-bank offered rates (“IBOR”) to alternative benchmark interest rates. As a result of the Phase 2 amendments relief, changes to contractual cash flows as a direct consequence of IBOR reform will not result in an immediate gain or loss in the statement of income.
Interest rates on certain indebtedness of the Company are determined by reference to benchmark rates. Similarly, benchmark rates are used in the calculation of the fair value of certain financial assets and liabilities. As none of the benchmark interest rates used by the Company have yet been transitioned to an alternative benchmark rate, there is no impact on its financial statements.
The Company has determined that the largest impact of the alternative benchmark rates will be relating to the Term Loan B Facility and the interest rate swaps.
The risks identified are not expected to cause any major changes in the Company’s risk management strategy.
4.   SIGNIFICANT ACCOUNTING POLICIES
Future Changes in Accounting Policies
Amendments to IAS 1 and IFRS Practice Statement 2
In February 2021, the International Accounting Standards Board (“IASB”) issued amendments to IAS 1, Presentation of Financial Statements in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments require entities to disclose their material accounting policies rather than their significant accounting policies.
The amendments clarify that accounting policy information is material if users of an entity’s financial statements would need it to understand other material information in the financial statements and that accounting policy information may be material because of its nature, even if the related amounts are immaterial. On the other hand, although a transaction, other event or condition to which the accounting policy information relates may be material, it does not necessarily mean that the corresponding accounting policy information is material to the entity’s financial statements.
The amendments are applied prospectively and are effective for annual periods beginning on or after January 1, 2023 with earlier application permitted.
The changes will only impact the level of disclosures within the Company’s financial statements.
The Company is currently evaluating the impact of the amendment.
Amendments to IAS 12
In May 2021, the IASB issued amendments to IAS 12, Income Taxes.
In specified circumstances, companies are exempt from recognizing deferred tax when they recognize assets or liabilities for the first time. The amendments clarify that such initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition. Accordingly, entities are required to recognize deferred tax associated with transactions, such as leases and decommissioning obligations, which give rise to equal and offsetting temporary differences.
The amendments are effective for annual reporting periods beginning on or after January 1, 2023 with early adoption permitted.
There will be no impact on its consolidated financial statements as a result of the amendments.
There are no other new and amended standards determined to be applicable to Telesat.
5.   SEGMENT INFORMATION
Telesat operates in a single operating segment, in which it provides satellite-based services to its broadcast, enterprise and consulting customers around the world.
The Company derives revenue from the following services:
•
Broadcast — Direct-to-home television, video distribution and contribution, and occasional use services.

•
Enterprise — Telecommunication carrier and integrator, government, consumer broadband, resource, maritime and aeronautical, retail and satellite operator services.

•
Consulting and other — Consulting services related to space and earth segments, government studies, satellite control services, and research and development.

Revenue derived from the above services were as follows:
	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Broadcast	$97,408	$103,221	$293,229	$309,773
Enterprise	91,126	93,487	267,675	293,634
Consulting and other	3,801	5,345	9,811	15,153
Revenue	$192,335	$202,053	$570,715	$618,560
Equipment sales included within the various services were as follows:
	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Broadcast	$52	$704	$67	$704
Enterprise	1,337	668	8,552	7,775
Total equipment sales	$1,389	$1,372	$8,619	$8,479
Geographic Information
Revenue by geographic regions was based on the point of origin of the revenue, which was the destination of the billing invoice, and was allocated as follows:
	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Canada	$78,589	$89,625	$249,032	$270,062
United States	77,856	76,767	217,277	233,543
Latin America & Caribbean	13,242	15,006	41,921	49,236
Europe, Middle East & Africa	14,279	10,522	32,823	34,284
Asia & Australia	8,369	10,133	29,662	31,435
Revenue	$192,335	$202,053	$570,715	$618,560

For disclosure purposes, the satellites, and the intangible assets have been classified based on ownership. Satellites, property and other equipment, and intangible assets by geographic regions were allocated as follows:
As at,	September 30, 2021	December 31, 2020
Canada	$651,269	$624,303
Europe, Middle East & Africa	576,195	619,959
United States	56,356	71,659
All others	2,570	2,605
Satellites, property and other equipment	$1,286,390	$1,318,526
As at,	September 30, 2021	December 31, 2020
Canada	$708,440	$718,880
United States	6,111	38,448
Latin America & Caribbean	38,204	15,114
All others	13,276	6,748
Intangible assets	$766,031	$779,190
Other long-term assets by geographic regions were allocated as follows:
As at,	September 30, 2021	December 31, 2020
Canada	$13,090	$9,470
Europe, Middle East & Africa	320	452
Other long-term assets	$13,410	$9,922
Goodwill was not allocated to geographic regions.
Major Customers
For the three and nine months ended September 30, 2021 and 2020, there were two significant customers each representing more than 10% of consolidated revenue.
6.   OPERATING EXPENSES
	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Compensation and employee benefits(a)	$28,421	$20,520	$88,699	$63,983
Other operating expenses(b)	13,766	14,674	36,034	47,032
Cost of sales(c)	7,504	6,991	22,188	22,697
Operating expenses	$49,691	$42,185	$146,921	$133,712

(a)
Compensation and employee benefits included salaries, bonuses, commissions, post-employment benefits and charges arising from share-based compensation.

(b)
Other operating expenses included general and administrative expenses, marketing expenses, in-orbit insurance expenses, professional fees and facility costs. The balance for the three and nine months ended September 30, 2021 included $0.2 million and $1.7 million, respectively (three and nine months ended September 30, 2020 — $0.4 million and $1.4 million, respectively), of leases not capitalized due to exemptions and variable lease payments not included in the measurement of lease liabilities.

(c)
Cost of sales included the cost of third-party satellite capacity, the cost of equipment sales and other costs directly attributable to fulfilling the Company’s obligations under customer contracts.

7.   INTEREST EXPENSE
	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Interest on indebtedness	$41,179	$37,777	$110,356	$127,004
Interest on derivative instruments	3,587	5,498	10,627	7,841
Interest on satellite performance incentive payments	557	714	1,719	2,262
Interest on significant financing component	4,669	5,544	14,348	17,022
Interest on employee benefit plans	323	260	971	781
Interest on leases	376	323	1,132	1,007
Interest expense	$50,691	$50,116	$139,153	$155,917
8.   INCOME TAXES
	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Current tax expense	$23,253	$23,354	$64,906	$51,612
Deferred tax recovery	(10,489)	(7,618)	(17,315)	(24,512)
Tax expense	$12,764	$15,736	$47,591	$27,100
A reconciliation of the statutory income tax rate, which is a composite of Canadian federal and provincial rates, to the effective income tax rate was as follows:
	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Income (loss) before tax	$(29,155)	$122,756	$108,183	$17,655
Multiplied by the statutory income tax rates	26.46%	26.49%	26.46%	26.49%
	(7,714)	32,518	28,625	4,677
Income tax recorded at rates different from the Canadian tax rate	(2,087)	(3,221)	(35,904)	(10,591)
Permanent differences	14,150	(6,763)	19,960	18,018
Effect on deferred tax balances due to the change in income tax rates	—	—	—	(1,155)
Effect of temporary differences not recognized as deferred tax assets	10,538	(6,297)	40,057	15,654
Change in estimates related to prior period	29	—	(2,090)	—
Other	(2,152)	(501)	(3,057)	497
Tax expense	$12,764	$15,736	$47,591	$27,100
Effective income tax rate	(43.78)%	12.82%	43.99%	153.50%
9.   SATELLITES, PROPERTY AND OTHER EQUIPMENT
For the nine months ended September 30, 2021, the Company had additions of $124.0 million (September 30, 2020 — $82.2 million) primarily related to acquisitions associated with the LEO program.

10.   LEASE LIABILITIES
The expected undiscounted contractual cash flows of the lease liabilities as at September 30, 2021 were as follows:
Remaining 2021	2022	2023	2024	2025	Thereafter	Total
$822	$3,331	$3,273	$3,130	$2,854	$35,650	$49,060
The undiscounted contractual cash flows included $15.4 million of interest payments.
In addition, there were certain leases which were signed but not capitalized as at September 30, 2021. Based upon the assessed lease term, the expected undiscounted cash flows totaled $3.5 million.
11.   INDEBTEDNESS
	September 30, 2021	December 31, 2020
Senior Secured Credit Facilities
Revolving Credit Facility	$—	$—
Term Loan B – U.S. Facility (September 30, 2021 and December 31, 2020 – US$1,552,815)	1,968,969	1,975,957
6.5% Senior Notes (US$550,000)	697,400	699,875
5.625% Senior Secured Notes (US$500,000)	634,000	—
4.875% Senior Secured Notes (US$400,000)	507,200	509,000
	3,807,569	3,184,832
Deferred financing costs, prepayment options and loss on repayment	(2,256)	2,320
	3,805,313	3,187,152
Less: current indebtedness	—	—
Long-term indebtedness	$3,805,313	$3,187,152
On April 27, 2021, Telesat Canada, as issuer, and Telesat LLC, as co-issuer (together with Telesat Canada, the “Co-Issuers”), issued US$500 million in aggregate principal amount of 5.625% Senior Secured Notes maturing on December 6, 2026 (the “5.625% Senior Secured Notes”). Debt issue costs of $6.8 million were incurred in connection with the issuance of the 5.625% Senior Secured Notes.
The 5.625% Senior Secured Notes bear interest from the issue date, payable on June 1 and December 1 of each year, commencing on December 1, 2021, to holders of record on the immediately preceding May 15 or November 15, as the case may be.
The indenture governing the 5.625% Senior Secured Notes includes covenants and terms that restrict Telesat Canada’s ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel its satellite insurance, effect mergers with another entity, and redeem the 5.625% Senior Secured Notes, without penalty, before December 6, 2022, in each case subject to exceptions provided in such indenture. The prepayment options associated with the 5.625% Senior Secured Notes (Note 15) were fair valued at the time of debt issuance. The initial fair value impact, as at April 27, 2021, of the prepayment option related to the 5.625% Senior Secured Notes was a $1.9 million increase to the indebtedness. This liability is subsequently amortized using the effective interest method.

12.   SHARE CAPITAL
The number of shares and stated value of the outstanding shares were as follows:
	September 30, 2021		December 31, 2020
	Number of shares	Stated value	Number of shares	Stated value
Common Shares	74,252,460	$26,580	74,252,460	$26,580
Voting Participating Preferred Shares	7,034,444	48,246	7,034,444	48,246
Non-Voting Participating Preferred Shares	38,508,717	80,878	38,508,117	80,862
Director Voting Preferred Shares	1,000	10	1,000	10
Share capital		$155,714		$155,698
Stock Option Cancellation
In April 2021, 6,197,776 issued and outstanding, vested and unvested stock options were cancelled. This resulted in a non-cash operating expense recorded in the nine months ended September 30, 2021 of $8.5 million.
Restricted Share Unit Plan
In April 2021, the Company approved the adoption of a restricted share unit (“RSU”) plan. A total of 3,660,000 Non-Voting Participating Preferred Shares are reserved for issuance upon vesting of the RSUs awarded under the RSU Plan, provided that the aggregate number of Non-Voting Participating Preferred Shares issuable under the RSU Plan (and under all other share compensation arrangements) does not exceed 10% of the total number of Non-Voting Participating Preferred Shares outstanding from time to time (on a non-diluted basis).
As at September 30, 2021, 3,530,000 RSUs have been granted under the RSU Plan with 130,000 remaining RSUs available for grant under the RSU Plan.
This resulted in a non-cash operating expense in the nine months ended September 30, 2021 of $22.9 million.
13.   GOVERNMENT GRANT
In May 2019, Telesat entered into an agreement for a non-refundable government contribution of a value up to $85 million to July 31, 2023 relating to the Telesat Lightspeed constellation.
For the nine months ended September 30, 2021, the Company recorded $10.4 million relating to the agreement (nine months ended September 30, 2020 — $10.2 million).
Of the amount recorded in the nine months ended September 30, 2021, $6.9 million was recorded as a reduction to satellites, property and other equipment and $3.5 million was recorded as a reduction to operating expenses (nine months ended September 30, 2020 — $7.2 million was recorded as a reduction in satellites, property and other equipment and $3.0 million as a reduction to operating expenses).
14.   CAPITAL DISCLOSURES
The Senior Secured Credit Facilities, the 4.875% Senior Secured Notes and the 5.625% Senior Secured Notes are secured by substantially all of the Company’s assets, excluding the assets of unrestricted subsidiaries.
If the Revolving Facility is drawn, the Senior Secured Credit Facilities require Telesat Canada to comply with a first lien net leverage ratio test. As at September 30, 2021, the first lien net leverage ratio was 4.55:1.00, which was less than the maximum test ratio of 5.75:1.00.
The Credit Agreement of the Senior Secured Credit Facilities contains total leverage ratio covenants that restrict, with certain exceptions, the ability of Telesat Canada and the guarantors, but not its unrestricted subsidiaries, to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sale-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. As at September 30, 2021, the total leverage ratio was 5.60:1.00, which was more than the maximum test ratio of 4.50:1.00.
The Company’s operating results are tracked against budget on a monthly basis, and this analysis is reviewed by senior management. The Company partly manages its interest rate risk on variable interest rate debt through the use of interest rate swaps (Note 15).
15.   FINANCIAL INSTRUMENTS
Measurement of Risks
The Company, through its financial assets and liabilities, is exposed to various risks. The following analysis provides a measurement of risks as at September 30, 2021.
Credit risk
Credit risk is the risk that a counterparty to a financial asset will default, resulting in the Company incurring a financial loss. As at September 30, 2021, the maximum exposure to credit risk is equal to the carrying value of the financial assets which totaled $1,632.0 million (December 31, 2020 — $924.2 million).
Cash and cash equivalents are invested with high quality investment grade financial institutions and are governed by the Company’s corporate investment policy, which aims to reduce credit risk by restricting investments to investment grade, mainly U.S. dollar and Canadian dollar denominated investments.
The Company has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks related to trade accounts receivable. The Company’s standard payment terms are 30 days with interest typically charged on balances remaining unpaid at the end of standard payment terms. The Company’s historical experience with customer defaults has been minimal. As at September 30, 2021, North American and International customers made up 57% and 43% of the outstanding trade receivable balance, respectively (December 31, 2020 — 50% and 50%, respectively). Anticipated bad debt losses have been provided for in the allowance for doubtful accounts. The allowance for doubtful accounts as at September 30, 2021 was $5.3 million (December 31, 2020 — $7.3 million).
The Company mitigates the credit risk associated with derivative instruments by entering into them with only high quality financial institutions.
Foreign exchange risk
The Company’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The Company’s main currency exposures lie in its U.S. dollar denominated cash and cash equivalents, trade and other receivables, trade and other payables and indebtedness with the most significant impact being on the U.S. dollar denominated indebtedness. As at September 30, 2021 and December 31, 2020, the entire indebtedness was denominated in U.S. dollars, with the Canadian dollar equivalent of the U.S. dollar denominated indebtedness equaling $3,807.6 million and $3,184.8 million, respectively, before netting of deferred financing costs, prepayment options and loss on repayment.
As at September 30, 2021, the impact of a 5 percent increase (decrease) in the value of the Canadian dollar against the U.S. dollar on financial assets and liabilities would have decreased (increased) net income by $147.6 million (December 31, 2020 — $158.5 million) and increased (decreased) other comprehensive income by $30.2 million (December 31, 2020 — $35.6 million). This analysis assumes that all other variables, in particular interest rates, remain constant.
Interest rate risk
The Company is exposed to interest rate risk on its cash and cash equivalents and its indebtedness. The interest rate risk on the indebtedness is from a portion of the indebtedness having a variable interest rate. Changes in the interest rates could impact the amount of interest that the Company is required to pay or receive.

In October 2017, the Company entered into four interest rate swaps to hedge the interest rate risk associated with the variable interest rate on $1,800.0 million of the U.S. denominated Term Loan B at fixed interest rates, excluding applicable margins, ranging from 1.72% to 2.04%. As at September 30, 2021, one interest rate swap of US$450 million, with expiration term of September  2022, was outstanding to hedge the interest rate risk associated with the variable interest rate on the U.S. denominated Term Loan B at fixed interest rate, excluding applicable margins, of 2.04%.
If the interest rates on the variable rate indebtedness change by 0.25%, the result would be an increase or decrease to net income of $1.2 million and $3.7 million for the three and nine months ended September 30, 2021, respectively.
Liquidity risk
The Company maintains credit facilities to ensure it has sufficient funds available to meet current and foreseeable financial requirements.
The contractual maturities of financial liabilities as at September 30, 2021 were as follows:
	Carrying amount	Contractual cash flows (undiscounted)	Remaining 2021	2022	2023	2024	2025	Thereafter
Trade and other payables	$33,508	$33,508	$33,508	$—	$—	$—	$—	$—
Customer and other deposits	1,913	1,913	1,439	17	111	17	186	143
Satellite performance incentive payments	32,673	40,253	2,408	8,330	7,491	5,898	3,122	13,004
Other financial liabilities	2,183	2,183	2,183	—	—	—	—	—
Interest rate swaps	7,415	7,489	1,888	5,601	—	—	—	—
Indebtedness(1)	3,851,990	4,747,648	70,758	163,365	163,365	163,455	162,415	4,024,290
	$3,929,682	$4,832,994	$112,184	$177,313	$170,967	$169,370	$165,723	$4,037,437

(1)
Indebtedness excludes deferred financing costs, prepayment options and loss on repayment.

The interest payable and interest payments included in the carrying value and contractual cash flows, respectively, in the above table, were as follows:
	Interest payable	Interest payments
Satellite performance incentive payments	$384	$7,826
Indebtedness	$44,421	$940,079

Financial assets and liabilities recorded on the balance sheets and the fair value hierarchy levels used to calculate those values were as follows:
As at September 30, 2021	FVTPL	Amortized cost	Total	Fair value	Fair value hierarchy
Cash and cash equivalents	$—	$1,558,638	$1,558,638	$1,558,638	Level 1
Trade and other receivables	—	55,985	55,985	55,985	(3)
Other current financial assets	—	474	474	474	Level 1
Other long-term financial assets(1)	1,394	15,524	16,918	16,918	Level 1,
					Level 2
Trade and other payables	—	(33,508)	(33,508)	(33,508)	(3)
Other current financial liabilities	(7,415)	(56,018)	(63,433)	(65,135)	Level 2
Other long-term financial liabilities	—	(25,172)	(25,172)	(25,423)	Level 2
Indebtedness(2)	—	(3,807,569)	(3,807,569)	(3,459,216)	Level 2
	$(6,021)	$(2,291,646)	$(2,297,667)	$(1,951,267)
As at December 31, 2020	FVTPL	Amortized cost	Total	Fair value	Fair value hierarchy
Cash and cash equivalents	$—	$818,378	$818,378	$818,378	Level 1
Trade and other receivables	—	51,928	51,928	51,928	(3)
Other current financial assets	—	448	448	448	Level 1
Other long-term financial assets(1)	30,266	23,159	53,425	53,425	Level 1,
					Level 2
Trade and other payables	—	(30,091)	(30,091)	(30,091)	(3)
Other current financial liabilities	(12,581)	(23,299)	(35,880)	(37,921)	Level 2
Other long-term financial liabilities	(5,448)	(30,051)	(35,499)	(36,357)	Level 2
Indebtedness(2)	—	(3,184,832)	(3,184,832)	(3,214,543)	Level 2
	$12,237	$(2,374,360)	$(2,362,123)	$(2,394,733)

(1)
Other long-term financial assets classified as fair value through profit or loss were calculated using level 2 of the fair value hierarchy. All other balances were calculated using level 1 of the fair value hierarchy.

(2)
Indebtedness excludes deferred financing costs, prepayment options and loss on repayment.

(3)
Trade and other receivables and trade and other payables approximate fair value due to the short-term maturity of these instruments.

Assets pledged as security
The Senior Secured Credit Facilities, the 4.875% Senior Secured Notes and the 5.625% Senior Secured Notes are secured by substantially all of Telesat’s assets excluding the assets of unrestricted subsidiaries.
Fair Value
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market under current market conditions at the measurement date. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, the Company determines fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.
The fair value hierarchy is as follows:
Level 1 is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially all of the full term of the assets or liabilities.
Level 3 is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.
Estimates of fair values are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.
The carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables approximate fair value due to the short-term maturity of these instruments. As at September 30, 2021, cash and cash equivalents included $85.6 million (December 31, 2020 — $130.4 million) of short-term investments.
The fair value of the satellite performance incentive payments, included in other current and long-term financial liabilities, was determined using a discounted cash flow methodology. The calculation is performed on a recurring basis. As at September 30, 2021 and December 31, 2020, the discount rate used was 4.8% and 4.4%, respectively.
The fair value of the indebtedness was based on transactions and quotations from third parties considering market interest rates and excluding deferred financing costs, prepayment options and loss on repayment. The calculation of the fair value of the indebtedness is performed on a recurring basis. The rates used were as follows:
As at	September 30, 2021	December 31, 2020
Term Loan B – U.S. Facility – Senior Secured Credit Facilities	90.00%	98.88%
6.5% Senior Notes	86.87%	104.76%
4.875% Senior Secured Notes	92.53%	103.64%
5.625% Senior Secured Notes	96.53%	—
Fair value of derivative financial instruments
Derivatives were valued using a discounted cash flow methodology. The calculations of the fair value of the derivatives are performed on a recurring basis.
Interest rate swap future cash flows were determined based on current yield curves and exchange rates and then discounted based on discount curves.
Prepayment option cash flows were calculated with a third party option valuation model which is based on the current price of the debt instrument and discounted based on a discount curve.
The discount rates used to discount cash flows as at September 30, 2021 ranged from 0.08% to 1.08% (December 31, 2020 — 0.08% to 0.54%).

The fair value of the derivative assets and liabilities was calculated based on the level 2 of the fair value hierarchy. The current and long-term portions of the fair value of the Company’s derivative assets and liabilities, as at each balance sheet date, were as follows:
As at September 30, 2021	Other long-term financial assets	Other current financial liabilities	Total
Interest rate swaps	$—	$(7,415)	$(7,415)
Prepayment options	1,394	—	1,394
	$1,394	$(7,415)	$(6,021)
As at December 31, 2020	Other long-term financial assets	Other current financial liabilities	Other long-term financial liabilities	Total
Interest rate swaps	$—	$(12,581)	$(5,448)	$(18,029)
Prepayment options	30,266	—	—	30,266
	$30,266	$(12,581)	$(5,448)	$12,237
The reconciliation of the fair value of derivative assets and liabilities was as follows:
Fair value, December 31, 2020 and January 1, 2021	$12,237
Derivative recognized at inception
Prepayment options – 5.625% Senior Secured Notes (Note 11)	1,896
Unrealized (losses) gains on derivatives
Prepayment options	(30,848)
Interest rate swaps	10,491
Impact of foreign exchange	203
Fair value, June 30, 2021	$(6,021)
16.   EMPLOYEE BENEFIT PLANS
The expenses included on the consolidated statements of (loss) income was as follows:
	2021		2020
Three months ended September 30,	Pension	Other	Pension	Other
Operating expenses	$1,973	$41	$1,797	$37
Interest expense	$185	$138	$106	$154
	2021		2020
Nine months ended September 30,	Pension	Other	Pension	Other
Operating expenses	$5,920	$124	$5,391	$109
Interest expense	$557	$414	$318	$463
No amounts were recorded on the statements of comprehensive income for the three and nine months ended September 30, 2021 or 2020.
The balance sheet obligations, distributed between pension and other post-employment benefits, included in other long-term liabilities were as follows:
As at	September 30, 2021	December 31, 2020
Pension benefits	$24,151	$22,070
Other post-employment benefits	25,709	25,914
Accrued benefit liabilities	$49,860	$47,984

17.   SUPPLEMENTAL CASH FLOW INFORMATION
Cash and cash equivalents were comprised of the following:
As at September 30,	2021	2020
Cash	$1,473,049	$910,852
Short-term investments(1)	85,589	331,463
Cash and cash equivalents	$1,558,638	$1,242,315

(1)
Consisted of short-term investments with an original maturity of three months or less or which are available on demand with no penalty for early redemption.

Income taxes paid, net of income taxes received was comprised of the following:
Nine months ended September 30,	2021	2020
Income taxes paid	$(71,690)	$(35,620)
Income taxes received	46	399
	$(71,644)	$(35,221)
Interest paid, net of interest received was comprised of the following:
Nine months ended September 30,	2021	2020
Interest paid	$(90,367)	$(128,955)
Interest received	3,154	8,379
	$(87,213)	$(120,576)
The reconciliation of the liabilities arising from financing activities was as follows:
	Indebtedness	Satellite performance incentive payments	Leases
Balance as at January 1, 2021	$3,187,152	$37,574	$29,051
Cash inflows	619,900	—	—
Cash outflows	—	(5,092)	(1,780)
Amortization of deferred financing costs, prepayment options and loss on repayment	362	—	—
Debt issue costs	(6,834)	—	—
Prepayment option at inception – 5.625% Senior Secured Notes	1,896	—	—
Interest accrued	—	—	1,132
Interest paid	—	—	(1,132)
Non-cash additions	—	—	7,323
Non-cash disposals	—	—	(939)
Impact of foreign exchange	2,837	(193)	(235)
Balance as at September 30, 2021	$3,805,313	$32,289	$32,420

	Satellite performance incentive payments	Leases	Satellite performance incentive payments
Balance as at January 1, 2020	$3,712,799	$46,951	$28,582
Cash outflows	(19,197)	(6,877)	(1,215)
Amortization of deferred financing costs and prepayment options	314	—	—
Interest accrued	—	—	1,007
Interest paid	—	—	(1,317)
Non-cash additions	—	—	2,592
Other	—	148	(77)
Impact of foreign exchange	94,177	1,246	150
Balance as at September 30, 2020	$3,788,093	$41,468	$29,722
The net change in operating assets and liabilities was comprised of the following:
Nine months ended September 30,	2021	2020
Trade and other receivables	$8,035	$(7,865)
Financial assets	2,351	1,291
Other assets	(14,773)	1,578
Trade and other payables	3,679	(4,018)
Financial liabilities	2,869	(219)
Other liabilities	(4,914)	18,279
	$(2,753)	$9,046
Non-cash investing activities were comprised of:
Nine months ended September 30,	2021	2020
Satellites, property and other equipment	$656	$4,148
18.   COMMITMENTS AND CONTINGENT LIABILITIES
The following were the Company’s off-balance sheet contractual obligations as at September 30, 2021:
	Remaining 2021	2022	2023	2024	2025	Thereafter	Total
Property leases	$367	$1,168	$1,153	$1,139	$1,058	$13,658	$18,543
Capital commitments	57,401	22,068	40,919	48,374	12,553	—	181,315
Other operating commitments	13,580	8,385	5,789	4,801	4,287	11,417	48,259
	$71,348	$31,621	$47,861	$54,314	$17,898	$25,075	$248,117
Property leases consisted of off-balance sheet contractual obligations for land or building usage, while capital commitments included commitments for capital projects. Other operating commitments consisted of third party satellite capacity arrangements as well as other commitments that are not categorized as property leases or capital commitments. The Company’s off-balance sheet obligations included the future minimum payments for the non-cancellable period of each respective obligation, which have various terms and expire between 2021 to 2039.
Certain variable costs associated with the capitalized leases have been included in property leases commitments with a termination date co-terminus with the lease liability.
The Company has entered into contracts for the development of the Telesat Lightspeed constellation and other capital expenditures. The total outstanding commitments as at September 30, 2021 were included in capital commitments.

The Company has agreements with various customers for prepaid revenue on several service agreements which take effect when the satellite is placed in service. The Company is responsible for operating and controlling these satellites. As at September 30, 2021, customer prepayments of $378.8 million (December 31, 2020 — $414.1 million), a portion of which is refundable under certain circumstances, were reflected in other current and other long-term liabilities.
Legal Proceedings
In the normal course of business, the Company has executed agreements that provide for indemnification and guarantees to counterparties in various transactions. These indemnification undertakings and guarantees may require the Company to compensate the counterparties for costs and losses incurred as a result of certain events including, without limitation, loss or damage to property, change in the interpretation of laws and regulations (including tax legislation), claims that may arise while providing services, or as a result of litigation that may be suffered by the counterparties. The nature of substantially all of the indemnification undertakings prevents the Company from making a reasonable estimate of the maximum potential amount the Company could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, the Company has not made any significant payments under such indemnifications.
Telesat and Loral have entered into an indemnification agreement whereby Loral will indemnify Telesat for tax liabilities for taxation years prior to 2007 related to Loral Skynet operations. Likewise, Telesat will indemnify Loral for the settlement of tax receivables for taxation years prior to 2007.
In May 2021, the Company was reassessed by the Canada Revenue Agency for $6.9 million, including interest, for its Scientific Research and Experimental Development claim for the taxation year ended December 31, 2016. The Company has challenged the reassessment. The Company believes the likelihood of a favorable outcome is more likely than not, and as such, no reserve has been established.
The Company frequently participates in proceedings before national telecommunications regulatory authorities. In addition, the Company may also become involved from time to time in other legal proceedings arising in the normal course of its business.
Other than the legal proceedings disclosed above, and in Note 31 of the Company’s December 31, 2020 consolidated statements, the Company is not aware of any proceedings outstanding or threatened as of the date hereof by or against it or relating to its business which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability.
19.   RELATED PARTY TRANSACTIONS
The Company’s immediate shareholders are Red Isle Private Investment Inc. (“Red Isle”), a company incorporated in Canada, Loral Holdings Corporation (“Loral Holdings”), a company incorporated in the United States and various individuals. Red Isle is wholly-owned by PSP Investments, a Canadian Crown corporation. Loral Holdings is a wholly-owned subsidiary of Loral, a United States publicly listed company.
Transactions with subsidiaries
The Company and its subsidiaries regularly engage in inter-group transactions. These transactions include the purchase and sale of satellite services and communications equipment, providing and receiving network and call centre services, access to orbital slots and management services. The transactions have been entered into over the normal course of operations. Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and therefore have not been disclosed.
Compensation of executives and Board level directors
Compensation of the Company’s executives consists of short-term benefits (including salaries), post-employment benefits and share-based compensation. The compensation of Board level directors consists of an annual retainer and meeting attendance fees. The transactions have been entered into with the Company in the normal course of operations.

Stock Option Cancellation
In April 2021, 6,197,776 issued and outstanding, vested and unvested stock options held by certain executives were cancelled. This resulted in a non-cash operating expense recorded in the nine months ended September 30, 2021 of $8.5 million.
Restricted Share Unit Plan
In April 2021, the Company approved the adoption of a restricted share unit (“RSU”) plan. A total of 3,660,000 Non-Voting Participating Preferred Shares are reserved for issuance upon vesting of the RSUs awarded under the RSU Plan, provided that the aggregate number of Non-Voting Participating Preferred Shares issuable under the RSU Plan (and under all other share compensation arrangements) does not exceed 10% of the total number of Non-Voting Participating Preferred Shares outstanding from time to time (on a non-diluted basis).
As at September 30, 2021, 3,530,000 RSUs have been granted under the RSU Plan, resulting in a non-cash operating expense in the nine months ended September 30, 2021 of $22.9 million.
Transactions with related parties
The Company and certain of its subsidiaries regularly engage in transactions with related parties. The Company’s related parties include Loral and Red Isle. The transactions have been entered into over the normal course of operations. There were no transactions or balances with Red Isle during any of the periods presented.
During the periods presented below, the Company and its subsidiaries entered into the following transactions with Loral.
	Sale of goods and services		Purchase of goods and services
Three months ended September 30,	2021	2020	2021	2020
Revenue	$31	$33	$—	$—
Operating expenses	$—	$—	$1,564	$1,668
	Sale of goods and services		Purchase of goods and services
Nine months ended September 30,	2021	2020	2021	2020
Revenue	$94	$101	$—	$—
Operating expenses	$—	$—	$4,703	$5,061
The following balances were outstanding with Loral at the end of the periods presented below:
	Amounts owed by related parties		Amounts owed to related parties
As at	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Current receivables/payables	$131	$—	$—	$105
The amounts outstanding are unsecured and will be settled in cash.
Other related party transactions
The Company funds certain defined benefit pension plans. Contributions made to the plans for the three and nine months ended September 30, 2021 were $1.2 million and $3.9 million, respectively (September 30, 2020 — $1.3 million and $4.2 million, respectively).

Report of Independent Registered Public Accounting Firm
To the shareholders and the Board of Directors of Telesat Canada
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Telesat Canada (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Goodwill and Indefinite Life Intangible Assets (Orbital Slots) Impairment — Refer to Notes 3, 4, 16 and 17 of the financial statements
Critical Audit Matter Description
The Company’s evaluation of goodwill and indefinite life intangible assets, specifically orbital slots impairment involves the comparison of the recoverable amount of each Cash Generating Unit (“CGU”) to its carrying value. The recoverable amount of each CGU is based on the higher of its fair value less costs of disposal and its value in use, which is determined using both a market approach based on market multiples and an income approach based on a discounted cash flow. In determining the recoverable amount of the CGUs, management made significant estimates and assumptions related to future revenue forecasts, future expenses, capital expenditures, working capital, costs of disposal, discount rates and market multiples. In addition, the Company plans to introduce new satellites under the Low Earth Orbit constellation (known as “Telesat Lightspeed”) whose forecasted revenues contribute significantly to the estimated recoverable amount of the CGUs. The recoverable amounts of the CGUs exceeded their carrying values as of December 31, 2020 and no impairment charge to goodwill or orbital slots was recorded.
While there are several estimates and assumptions that are required to determine the recoverable amounts of the CGUs, the estimates with the highest degree of subjectivity are future revenue forecasts, discounts rates and market multiples (“key assumptions”). This required significant auditor attention as the key assumptions are subject to a high degree of auditor judgment and there is limited historical data for Telesat Lightspeed which resulted in an increased extent of effort, including the involvement of fair value specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the key assumptions used to determine the recoverable amount of the CGUs included the following, among others:
•
Evaluated management’s ability to accurately forecast future revenues by comparing actual results to historical forecasts.

•
Evaluated the reasonableness of future revenue forecasts by comparing the forecasts to:

•
Historical revenue;

•
Contracted revenue backlog for existing service contracts;

•
Internal communications from management to the board of directors and external communications made by management to analysts and investors;

•
Industry reports containing analyses of the Company’s and its competitors’ revenues.

•
With the assistance of fair value specialists:

•
Evaluated the reasonableness of the discount rates by testing the source information underlying the determination of the discount rates and developing a range of independent estimates and comparing to those selected by management.

•
Evaluated the market multiples by analyzing precedent market transactions and comparable public company multiples and developing a range of independent market multiples and comparing to those selected by management.

/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 3, 2021
We have served as the Company’s auditor since 1993.

Telesat Canada
Consolidated Statements of Income (Loss)
For the years ended December 31
(in thousands of Canadian dollars)	Notes	2020	2019	2018
Revenue	5	$820,468	$910,893	$902,932
Operating expenses	6	(180,874)	(165,499)	(185,827)
Depreciation		(216,885)	(242,966)	(224,851)
Amortization		(17,195)	(23,277)	(24,305)
Other operating (losses) gains, net	7	(215)	(862)	743
Operating income		405,299	478,289	468,692
Interest expense	8	(203,760)	(258,261)	(237,786)
Loss on refinancing	23	—	(151,919)	—
Interest and other income		5,196	20,043	16,498
Loss on changes in fair value of financial instruments		(13,115)	(49,672)	(18,205)
Gain (loss) on foreign exchange		47,605	163,840	(259,079)
Income (loss) before tax		241,225	202,320	(29,880)
Tax recovery (expense)	9	4,353	(15,122)	(61,056)
Net income (loss)		$245,578	$187,198	$(90,936)
See accompanying notes to the consolidated financial statements

Telesat Canada
Consolidated Statements of Comprehensive Income (Loss)
For the years ended December 31
(in thousands of Canadian dollars)	Notes	2020	2019	2018
Net income (loss)		$245,578	$187,198	$(90,936)
Other comprehensive (loss) income
Items that may be reclassified into profit or loss
Foreign currency translation adjustments		(32,422)	(50,465)	44,459
Items that will not be reclassified into profit or loss
Actuarial (losses) gains on employee benefit plans	29	(13,693)	1,134	7,755
Tax recovery (expense)		3,584	(403)	(2,031)
Other comprehensive (loss) income		(42,531)	(49,734)	50,183
Total comprehensive income (loss)		$203,047	$137,464	$(40,753)
See accompanying notes to the consolidated financial statements

Telesat Canada
Consolidated Statements of Changes in Shareholders’ Equity
(in thousands of Canadian dollars)	Notes	Common shares	Preferred shares	Total share capital	Accumulated earnings	Equity- settled employee benefits reserve	Foreign currency translation reserve	Total reserves	Total shareholders’ equity
Balance as at January 1, 2018		$26,580	$126,102	$152,682	$968,408	$31,549	$(9,818)	$21,731	$1,142,821
Net loss		—	—	—	(90,936)	—	—	—	(90,936)
Issuance of share capital on exercise of stock appreciation rights	24	—	1,024	1,024	(1,079)	(339)	—	(339)	(394)
Cumulative effect adjustment		—	—	—	(38,516)	—	322	322	(38,194)
Other comprehensive income, net of tax expense of $2,031		—	—	—	5,724	—	44,459	44,459	50,183
Share-based compensation		—	—	—	—	29,505	—	29,505	29,505
Balance as at December 31, 2018		$26,580	$127,126	$153,706	$843,601	$60,715	$34,963	$95,678	$1,092,985
Balance as at January 1, 2019		$26,580	$127,126	$153,706	$843,601	$60,715	$34,963	$95,678	$1,092,985
Net income		—	—	—	187,198	—	—	—	187,198
Dividends declared on Director Voting Preferred shares	24	—	—	—	(20)	—	—	—	(20)
Issuance of share capital on exercise of stock appreciation rights	24	—	385	385	(455)	(144)	—	(144)	(214)
Issuance of share capital on settlement of restricted share units	24	—	804	804	—	(1,729)	—	(1,729)	(925)
Other comprehensive income (loss), net of tax expense of $403		—	—	—	731	—	(50,465)	(50,465)	(49,734)
Share-based compensation		—	—	—	—	16,035	—	16,035	16,035
Balance as at December 31, 2019		$26,580	$128,315	$154,895	$1,031,055	$74,877	$(15,502)	$59,375	$1,245,325
Balance as at January 1, 2020		$26,580	$128,315	$154,895	$1,031,055	$74,877	$(15,502)	$59,375	$1,245,325
Net income		—	—	—	245,578	—	—	—	245,578
Dividends declared on Director Voting Preferred shares	24	—	—	—	(10)	—	—	—	(10)
See accompanying notes to the consolidated financial statements

(in thousands of Canadian dollars)	Notes	Common shares	Preferred shares	Total share capital	Accumulated earnings	Equity- settled employee benefits reserve	Foreign currency translation reserve	Total reserves	Total shareholders’ equity
Issuance of share capital on settlement of restricted share units	24	—	803	803	—	(1,729)	—	(1,729)	(926)
Other comprehensive loss, net of tax recovery of $3,584		—	—	—	(10,109)	—	(32,422)	(32,422)	(42,531)
Share-based compensation		—	—	—	—	12,500	—	12,500	12,500
Balance as at December 31, 2020		$26,580	$129,118	$155,698	$1,266,514	$85,648	$(47,924)	$37,724	$1,459,936

See accompanying notes to the consolidated financial statements

Telesat Canada
Consolidated Balance Sheets
(in thousands of Canadian dollars)	Notes	December 31, 2020	December 31, 2019
Assets
Cash and cash equivalents	30	$818,378	$1,027,222
Trade and other receivables	10	51,928	64,062
Other current financial assets	11	448	210
Prepaid expenses and other current assets	12	22,861	43,724
Total current assets		893,615	1,135,218
Satellites, property and other equipment	5, 15	1,318,526	1,458,933
Deferred tax assets	9	79,912	12,412
Other long-term financial assets	13	53,425	57,730
Other long-term assets	5, 14	9,922	8,264
Intangible assets	5, 16	779,190	802,791
Goodwill	17	2,446,603	2,446,603
Total assets		$5,581,193	$5,921,951
Liabilities
Trade and other payables	18	$30,091	$26,247
Other current financial liabilities	19	35,880	38,281
Other current liabilities	20	96,155	72,315
Current indebtedness	23	—	24,408
Total current liabilities		162,126	161,251
Long-term indebtedness	23	3,187,152	3,688,391
Deferred tax liabilities	9	325,893	348,762
Other long-term financial liabilities	21	35,499	42,511
Other long-term liabilities	22	410,587	435,711
Total liabilities		4,121,257	4,676,626
Shareholders’ Equity
Share capital	24	155,698	154,895
Accumulated earnings		1,266,514	1,031,055
Reserves		37,724	59,375
Total shareholders’ equity		1,459,936	1,245,325
Total liabilities and shareholders’ equity		$5,581,193	$5,921,951
See accompanying notes to the consolidated financial statements

Telesat Canada
Consolidated Statements of Cash Flows
For the years ended December 31
(in thousands of Canadian dollars)	Notes	2020	2019	2018
Cash flows from operating activities
Net income (loss)		$245,578	$187,198	$(90,936)
Adjustments to reconcile net income (loss) to cash flows from operating activities
Depreciation		216,885	242,966	224,851
Amortization		17,195	23,277	24,305
Tax (recovery) expense		(4,353)	15,122	61,056
Interest expense		203,760	258,261	237,786
Interest income		(7,668)	(20,268)	(12,415)
(Gain) loss on foreign exchange		(47,605)	(163,840)	259,079
Loss on changes in fair value of financial instruments		13,115	49,672	18,205
Share-based compensation	28	12,500	16,035	29,505
Loss on disposal of assets	7	215	862	353
Loss on refinancing	23	—	151,919	—
Other		(58,784)	(100,078)	(91,580)
Income taxes paid, net of income taxes received	30	(53,443)	(95,455)	(106,308)
Interest paid, net of capitalized interest and interest received	30	(179,972)	(176,112)	(176,417)
Operating assets and liabilities	30	15,018	(13,942)	88,813
Net cash from operating activities		372,441	375,617	466,297
Cash flows used in investing activities
Satellite programs, including capitalized interest		(75,902)	(3,668)	(67,387)
Purchase of property and other equipment		(17,060)	(8,345)	(15,997)
Purchase of intangible assets		(30)	(27,597)	(19,923)
Net cash used in investing activities		(92,992)	(39,610)	(103,307)
Cash flows used in financing activities
Repayment of indebtedness	30	(453,592)	(3,743,465)	(94,951)
Proceeds from indebtedness	30	—	3,786,082	—
Payment of early redemption premium	23	—	(43,940)	—
Payment of debt issue costs	30	—	(28,082)	(10,190)
Payments of principal on lease liabilities	30	(1,793)	(1,252)	(29)
Satellite performance incentive payments	30	(9,031)	(9,644)	(9,037)
Government grant received		14,185	—	—
Dividends paid on Director Voting preferred shares	24	(10)	(20)	—
Net cash used in financing activities		(450,241)	(40,321)	(114,207)
Effect of changes in exchange rates on cash and cash equivalents		(38,052)	(36,897)	40,605
(Decrease) increase in cash and cash equivalents		(208,844)	258,789	289,388
Cash and cash equivalents, beginning of year		1,027,222	768,433	479,045
Cash and cash equivalents, end of year	30	$818,378	$1,027,222	$768,433
See accompanying notes to the consolidated financial statements

Telesat Canada
Notes to the 2020 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)
1.
BACKGROUND OF TELESAT CANADA

Telesat Canada (“Telesat”) is a Canadian corporation. Telesat is a global satellite operator, providing mission-critical communications solutions to support the requirements of sophisticated satellite users throughout the world. Headquartered in Ottawa, Canada, Telesat’s state-of-the-art fleet consists of 15 geostationary satellites and the Canadian payload on ViaSat-1.
Telesat has commenced the development of a constellation of low earth orbit (“LEO”) satellites and integrated terrestrial infrastructure, called “Telesat Lightspeed.” In January 2018, the first LEO satellite was successfully launched into orbit. This Phase 1 LEO satellite has demonstrated certain key features of the Telesat Lightspeed system design, specifically the capability of the satellite and customer terminals to deliver a low latency broadband experience.
As at December 31, 2020, Loral Space and Communications Inc. (“Loral”) and Canada’s Public Sector Pension Investment Board (“PSP Investments”) indirectly held economic interests in Telesat of approximately 63% and 36%, respectively, with the remaining economic interest held by various individuals. Loral indirectly held a voting interest of 33% on all matters including the election of directors. PSP Investments indirectly held a voting interest of 67% on all matters except for the election of directors, and a 29% voting interest for the election of directors. The remaining voting interest of 38% for the election of directors is held by shareholders of Telesat’s Director Voting Preferred Shares.
Unless the context states or requires otherwise, references herein to the “financial statements” or similar terms refer to the audited consolidated financial statements of Telesat Canada.
On March 3, 2021, these financial statements were approved by the Audit Committee of the Board of Directors and authorized for issue.
2.
BASIS OF PRESENTATION

Statement of Compliance
The consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies described in Note 3 were consistently applied.
Basis of Consolidation
Subsidiaries
These consolidated financial statements include the results of Telesat and subsidiaries controlled by Telesat. Control is achieved when Telesat has power over an entity, has exposure, or rights to variable returns from its involvement with an entity, and has the ability to use the power over an entity to affect the amount of its return. The most significant subsidiaries are listed in Note 32.
Joint arrangements
A joint operation is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to their share of the assets and revenue, and obligations for the liabilities and expenses, relating to the arrangement.
Telesat’s consolidated financial statements include Telesat’s share of the assets, liabilities, revenue and expenses of its interest in joint operations.

3.
SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on an historical cost basis except for certain financial instruments which were measured at their fair values, as explained in the accounting policies below. Historical cost is based on the fair value of the consideration given or received in exchange for assets or liabilities.
Segment Reporting
Telesat operates in a single operating segment, in which it provides satellite-based services to its broadcast, enterprise and consulting customers around the world. Operating segments are reported in a manner consistent with the internal reporting provided to Telesat’s Chief Operating Decision Maker, who is Telesat’s Chief Executive Officer. To be reported, a segment is usually based on quantitative thresholds but can also encompass qualitative factors management deems significant.
Foreign Currency Translation
Unless otherwise specified, all figures reported in the consolidated financial statements and associated note disclosures are presented in Canadian dollars, which is the functional and presentation currency of Telesat. Each of the subsidiaries of Telesat determines its own functional currency and uses that currency to measure items on their separate financial statements.
For Telesat’s non-foreign operations, foreign currency non-monetary assets and liabilities are translated at their historical exchange rates, foreign currency monetary assets and liabilities are translated at the yearend exchange rates, and foreign denominated revenue and expenses are translated at the average exchange rates of the month in which the transactions occurred. Gains or losses on translation of these items are recognized as a component of net income (loss).
Upon consolidation of Telesat’s foreign operations that have a functional currency other than the Canadian dollar, assets and liabilities are translated at the year end exchange rate, and revenue and expenses are translated at the average exchange rates of the month in which the transactions occurred. Gains or losses on the translation of foreign subsidiaries are recognized in other comprehensive income (loss).
Cash and Cash Equivalents
All highly liquid investments with an original maturity of three months or less, or which are available upon demand with no penalty for early redemption, are classified as cash and cash equivalents. Cash and cash equivalents are comprised of cash on hand, demand deposits, short-term investments and restricted cash expected to be used within the next twelve months.
Revenue Recognition
Telesat recognizes revenue from satellite services on a monthly basis as services are performed in an amount that reflects the consideration Telesat expects to receive in exchange for those services. Telesat accounts for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability is considered probable.
Revenue from a contract to sell consulting services is recognized as follows:
•
Consulting revenue for cost plus contracts is recognized as the approved time and labour is completed by Telesat.

•
Fixed price consulting revenue contracts use an input method to determine the progress towards complete satisfaction of the performance obligation. The input method is measured by comparing actual cost incurred to total cost expected.

Equipment sale revenue is recognized when the customer obtains control of the equipment, being at the time the equipment is delivered to and accepted by the customer. Only equipment sales are subject to warranty or return and there is no general right of return. Historically, Telesat has not incurred significant expenses for warranties.
When a transaction involves more than one product or service, revenue is allocated to each performance obligation based on its relative stand-alone selling price. Transactions are evaluated to determine whether Telesat is the principal and if the transactions should be recorded on a gross or net basis.
Deferred Revenue
Deferred revenue represents Telesat’s liability for the provision of future services and is classified on the balance sheet in other current and long-term liabilities. Deferred revenue consists of remuneration received in advance of the provision of service and in the majority of cases is recognized in income on a straight-line basis over the term of the related customer contracts. In the case of certain deferred revenue for short-term services, balances are recognized into income upon the completion or percentage completion of the related contract. Prepayments are evaluated to determine whether or not they constitute a significant financing component. Telesat has elected a practical expedient whereby if the timing difference between the customer prepayment and the transfer of control of the promised goods and services is less than a year then it would not be considered as a significant financing component.
A significant financing component will only occur in the following circumstances:
•
There is a timing difference between when the control of goods or services is transferred to the customer and when the customer pays for the goods;

•
The timing difference between the customer prepayment and transfer of control of the promised goods and services is in excess of one year; and

•
The primary reason for the prepayment is for financing purposes.

In the case of the existence of a significant financing component, the amount of the consideration is adjusted to reflect what the cash selling price of the promised service would have been if payments had occurred as control of the service was transferred to the customer. The discount rate used in determining the significant financing component is the rate that would be reflected in a separate financing transaction between Telesat and the customer at contract inception.
Borrowing Costs
Borrowing costs are incurred on Telesat’s debt financing. Borrowing costs attributable to the acquisition, production or construction of a qualifying asset are added to the cost of that asset. Telesat has defined a qualifying asset as an asset that takes longer than twelve months to be ready for its intended use or sale. Capitalization of borrowing costs continues until such time that the asset is substantially ready for its intended use or sale. Borrowing costs are determined based on specific financing related to the asset, or in the absence of specific financing, the borrowing costs are calculated on the basis of a capitalization rate which is equal to Telesat’s weighted average cost of debt. All other borrowing costs are expensed when incurred.
Leases
At the inception of a contract, Telesat assesses whether a contract is, or contains, a lease based on whether or not the contract conveys the right to control the use of the asset for a period of time in exchange for consideration.
Telesat recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, less any lease incentives received. The right-of-use assets are depreciated to the earlier of the end of the useful life of the asset or the end of the lease term. Each individual lease liability is initially measured at the present value of the lease payments over the respective lease term, discounted using Telesat’s incremental borrowing rate for that lease.
The lease term is the non-cancellable period determined for each of the leases considering the option to extend when it is reasonably certain that Telesat will exercise the option or the option to terminate if it is reasonably certain that Telesat will exercise the option.

After the commencement date, the right-of-use assets are measured applying the cost model and depreciated to the earlier of the end of the useful life of the asset or the end of the lease term on a straight-line basis. The lease liability is subsequently measured by increasing the carrying amount to reflect the interest on the lease, using the effective interest method, and by reducing the carrying amount to reflect the lease payments made.
The lease liability is remeasured when there is a change in future lease payments, arising from a change in index or rate, or if there is a change in the assessment of whether Telesat will exercise a purchase, extension or termination option. The amount of the remeasurement of the lease liability is also recognized as an adjustment to the right-of-use asset, or is recorded in the statement of income if the carrying amount of the right-of-use asset has been reduced to zero.
Telesat has elected to not recognize a right-of-use asset or lease liability for any lease that has a lease term of 12 months or less. The payments associated with these agreements would be recognized as an operating expense on a straight-line basis over the lease term.
Telesat has also elected the practical expedient, for property leases, not to separate the non-lease components from the lease components, and instead account for each lease and any associated non-lease components within the contract as a single lease component.
Government Grants
Government grants are recognized where there is a reasonable assurance that the grant will be received and the attached conditions will be complied with.
When the grant relates to an expense, the grant is recorded as a deduction to the related expense incurred over the same period.
When the grant relates to an asset, the grant is deducted from the carrying amount of the related asset as the grant is receivable.
Satellites, Property and Other Equipment
Satellites, property and other equipment, which are carried at cost, less accumulated depreciation and any accumulated impairment losses, include the contractual cost of equipment, capitalized engineering costs, capitalized borrowing costs during the construction or production of qualifying assets, and with respect to satellites, the cost of launch services, and launch insurance.
Depreciation is calculated using the straight-line method over the respective estimated useful lives of the assets.
Below are the estimated useful lives in years of satellites, property and other equipment as at December 31, 2020.
Years
Satellites	12 to 15
Right-of-use assets	2 to 27
Property and other equipment	3 to 30
Construction in progress is not depreciated as depreciation only commences when the asset is ready for its intended use. For satellites, depreciation commences on the day the satellite becomes available for service.
The investment in each satellite will be removed from the accounts when the satellite is retired. When other property is retired from operations at the end of its useful life, the cost of the asset and accumulated depreciation are removed from the accounts. Earnings are credited with the amount of any net salvage value and charged with any net cost of removal. When an asset is sold prior to the end of its useful life, the gain or loss is recognized immediately in other operating (losses) gains, net.
In the event of an unsuccessful launch or total in-orbit satellite failure, all unamortized costs that are not recoverable under launch or in-orbit insurance are recorded in other operating (losses) gains, net.

Liabilities related to decommissioning and restoration of retiring property and other equipment are measured at fair value with a corresponding increase to the carrying amount of the related asset. The liability is accreted over the period of expected cash flows with a corresponding charge to interest expense. The liabilities recorded to date have not been significant and are reassessed at the end of each reporting period. There are no decommissioning or restoration obligations for satellites.
Satellite Performance Incentive Payments
Satellite performance incentive payments are obligations payable to satellite manufacturers over the lives of certain satellites. The present value of the payments are capitalized as part of the cost of the satellite and recognized as part of the depreciation of the satellite.
Impairment of Long-Lived Assets
Tangible fixed assets and finite life intangible assets are assessed for impairment on an annual basis or more frequently when events or changes in circumstances indicate that the carrying value of an asset exceeds the recoverable amount. Tangible fixed assets and finite life intangible assets are also assessed for indicators of impairment or impairment reversals at each reporting period.
In cases where there are indicators of impairment, the recoverable amount of the asset, which is the higher of its fair value less costs of disposal and its value in use, is determined. If it is not possible to measure the recoverable amount for a particular asset, Telesat determines the recoverable amount of the cash generating unit (“CGU”) with which it is associated. A CGU is the smallest identifiable group of assets that generates cash inflows which are largely independent of the cash inflows from other assets or groups of assets.
Telesat measures value in use on the basis of the estimated future cash flows to be generated by an asset or CGU. These future cash flows are based on Telesat’s latest business plan information approved by senior management and are discounted using rates that best reflect the time value of money and the specific risks associated with the underlying asset or assets in the CGU.
The fair value less costs of disposal is the price that would be received to sell an asset or CGU in an orderly transaction between market participants at the measurement date. For the impairment assessment, the fair value is calculated on a recurring basis and is calculated using level 3 of the fair value hierarchy.
An impairment loss is the amount by which the carrying amount of an asset or CGU exceeds its recoverable amount. When an impairment loss subsequently reverses, the carrying amount of the asset (or a CGU) is increased to the revised measure of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. Impairment losses and reversals of impairment losses are recognized in other operating (losses) gains, net.
Goodwill and Intangible Assets
Telesat accounts for business combinations using the acquisition method of accounting, which establishes specific criteria for the recognition of intangible assets separately from goodwill. Goodwill represents the excess between the total of the consideration transferred over the fair value of net assets acquired. After initial recognition at cost, goodwill is measured at cost less any accumulated impairment losses.
Telesat distinguishes intangible assets between assets with finite and indefinite useful lives. Intangible assets with indefinite useful lives are comprised of Telesat’s trade name, intellectual property, and orbital slots. These assets are carried at cost less any accumulated impairment losses. Finite life intangible assets, which are carried at cost less accumulated amortization and any accumulated impairment losses, consist of revenue backlog, customer relationships, customer contracts, concession rights, transponder rights and patents. Intangible assets with finite lives are amortized over their estimated useful lives using the straight-line method of amortization, except for revenue backlog which is based on the expected period of recognition of the related revenue.

Below are the estimated useful lives in years of the finite life intangible assets as at December 31, 2020.
Years
Revenue backlog	17
Customer relationships	20 to 21
Customer contracts	15
Concession rights	5 to 15
Transponder rights	16
Patents	18
Impairment of Goodwill and Indefinite Life Intangible Assets
An assessment for impairment of goodwill and indefinite life intangible assets is performed annually, or more frequently whenever events or changes in circumstances indicate that the carrying amounts of these assets are likely to exceed their recoverable amount. Goodwill is tested for impairment at the entity level as this represents the lowest level within Telesat at which the goodwill is monitored for internal management purposes, and is not larger than an operating segment. With the exception of trade name, which have not been allocated to any CGU and are tested for impairment at the asset level, indefinite life intangible assets are tested for impairment at the CGU level. In the case of orbital slots, the CGU is based on geography.
Goodwill and indefinite life intangible assets are qualitatively assessed for indicators of impairment.
If the qualitative assessment concludes an indication of impairment, a quantitative impairment test is performed. A quantitative impairment test consists of assessing the recoverable amount of an asset, which is the higher of its fair value less costs of disposal and its value in use. For the quantitative impairment assessment, fair value is calculated on a recurring basis and is calculated using level 2 or level 3 of the fair value hierarchy depending on the valuation approach being utilized.
Orbital Slots
In performing the quantitative orbital slot impairment analysis, Telesat determines, for each CGU, its fair value less costs of disposal, and its value in use on an annual basis. The higher of these two amounts is determined to be the recoverable amount. To the extent that the recoverable amount is less than the carrying value of the asset, an impairment exists and the asset is written down to its recoverable amount.
The key assumptions used in estimating the recoverable amounts of the orbital slots include assumptions such as:
i)
the market penetration leading to revenue growth;

ii)
the profit margin;

iii)
the duration and profile of the build-up period;

iv)
the estimated start-up costs and losses incurred during the build-up period;

v)
and the discount rate.

Fair value less costs of disposal is the price that would be received to sell the CGU in an orderly transaction between market participants at the measurement date. In order to determine the fair value less costs of disposal, Telesat uses either a market or income approach. Under a market approach, Telesat measures what an independent third party would pay to purchase the orbital slots by looking to actual market transactions for similar assets. Under an income approach, the fair value is determined to be the sum of the projected discounted cash flows over a discrete period of time in addition to the terminal value.
The value in use amount is the present value of the future cash flows expected to be derived from the CGU. The determination of this amount includes projections of cash inflows from the continuing use of the asset and cash outflows that are required to generate the associated cash inflows. These cash flows are discounted at an appropriate discount rate.

Goodwill
In performing the quantitative goodwill impairment analysis, Telesat assesses the recoverable amount of goodwill using the income approach as well as the market approach in the determination of the fair value of goodwill at the entity level.
Under the income approach, the sum of the projected discounted cash flows for the next five years, or a longer period if justified by the most recent financial plan approved by management, in addition to a terminal value are used to determine the fair value at the entity level. In this model, significant assumptions used include: revenue, expenses, capital expenditures, working capital, costs of disposal, terminal growth rate and discount rate.
Under the market approach, the fair value at the entity level is determined based on market multiples derived from comparable public companies. As part of this analysis, assumptions are made regarding the comparability of selected companies including revenue, earnings before interest, taxes, depreciation and amortization multiples for valuation purposes, growth rates, size and overall profitability.
Under both approaches, all assumptions used are based on management’s best estimates. The discount rates are consistent with external sources of information.
Trade Name
For the purposes of quantitative impairment testing, the fair value of the trade name is determined using an income approach, specifically the relief from royalties method.
The relief from royalties method is comprised of two major steps:
i)
a determination of the hypothetical royalty rate; and

ii)
the subsequent application of the royalty rate to projected revenue.

In determining the hypothetical royalty rate in the relief from royalties method, Telesat considered comparable license agreements, operating earnings benchmarks, an excess earnings analysis to determine aggregate intangible asset earnings, and other qualitative factors. The key assumptions used include the tax and discount rates.
Intellectual Property
In performing the quantitative intellectual property impairment analysis, Telesat determines its fair value less costs of disposal, and its value in use on an annual basis. The higher of these two amounts is determined to be the recoverable amount. To the extent that the recoverable amount is less than the carrying value of the asset, an impairment exists and the asset is written down to its recoverable amount.
Telesat measures value in use on the basis of the estimated future cash flows to be generated by an asset. These future cash flows are based on Telesat’s latest business plan information approved by senior management and are discounted using rates that best reflect the time value of money and the specific risks associated with the underlying asset.
Fair value less costs of disposal is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. In order to determine the fair value less costs of disposal, Telesat uses a market approach. Under a market approach, Telesat measures what an independent third party would pay to purchase the intellectual property.
Financial Instruments
Financial assets are initially recognized at fair value. Financial assets are measured using one of three measurement approaches (fair value through profit or loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”), or amortized cost). A financial asset is measured at amortized cost if it is not designated as FVTPL, it is held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. A debt investment is measured at FVTOCI if it is not designated at FVTPL, it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amounts outstanding. On initial recognition of an equity investment that is not held for trading, Telesat may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment by investment basis. All financial assets not classified as measured at amortized cost or FVTOCI as described above are measured at FVTPL.
The following accounting policies apply to the subsequent measurement of Telesat’s financial assets:
•
Amortized cost:   The financial assets are subsequently measured at amortized cost in accordance with the effective interest method. The amortized cost is reduced by any impairment losses; and

•
FVTPL:   These financial assets are subsequently measured at fair value with changes in fair value recorded in the consolidated statement of income (loss) as part of loss on changes in fair value of financial instruments.

Financial liabilities are initially measured at fair value. Financial liabilities are classified as amortized cost or FVTPL. Financial liabilities that are classified as amortized cost are measured and recorded at amortized cost in accordance with the effective interest method. Financial liabilities classified as FVTPL are subsequently measured at fair value with changes in fair value recorded in the consolidated statement of income (loss) as part of the loss on changes in fair value of financial instruments.
Telesat has used derivative financial instruments to manage its exposure to foreign exchange risk associated with debt denominated in foreign currencies, as well as to reduce its exposure to interest rate risk associated with debt. Currently, Telesat does not designate any of its derivative financial instruments as hedging instruments for accounting purposes. All realized and unrealized gains and losses on these derivative financial instruments are recorded in the consolidated statement of income (loss) as part of loss on changes in fair value of financial instruments.
Derivatives, including embedded derivatives that must be separately accounted for, are recorded at fair value on the consolidated balance sheet at inception and marked to market at each reporting period thereafter. Derivatives embedded in financial liabilities and other non-financial instrument contracts are treated as separate derivatives when their risk and characteristics are not closely related to those of the host contract and the host contract is measured separately according to its characteristics. Telesat accounts for embedded foreign currency derivatives and the related host contract as a single instrument where the contract requires payments denominated in the currency that is commonly used in contracts to procure non-financial items in the economic environment in which Telesat transacts.
Transaction costs for instruments classified as FVTPL are expensed as incurred. Transaction costs that are directly attributable to the acquisition of financial assets and liabilities (other than FVTPL) are added or deducted from the fair value of the financial asset or financial liability on initial recognition.
Telesat’s financial assets classified as amortized cost and contract assets are subject to impairment requirements. Telesat has elected to measure loss allowances for trade receivables and other contract assets at an amount equal to lifetime expected credit loss. The lifetime expected credit losses are the expected credit losses that result from possible default events over the expected life of the instrument.
Financing Costs
The debt issuance costs related to the Senior Secured Credit Facility, the 6.5% Senior Notes and the 4.875% Senior Secured Notes are included in current and long-term indebtedness and are amortized to interest expense using the effective interest method. All other debt issuance costs are accounted for as short-term and long-term deferred charges and are included in prepaid expenses and other current assets and other long-term assets. The deferred charges are amortized to interest expense on a straight-line basis over the term of the indebtedness to which they relate.

Employee Benefit Plans
Telesat maintains one contributory and three non-contributory defined benefit pension plans which provide benefits based on length of service and rate of pay. Two of these defined-benefit plans were closed to new members in 2013. Telesat is responsible for adequately funding the defined benefit pension plans. Contributions are made based on actuarial cost methods that are permitted by pension regulatory bodies and reflect assumptions about future investment returns, salary projections and future service benefits. Telesat also provides other post-employment and retirement benefits, including health care and life insurance benefits on retirement and various disability plans, worker’s compensation and medical benefits to former or inactive employees, their beneficiaries and covered dependents, after employment but before retirement, under certain circumstances. In addition, Telesat provides defined contribution pension plans, under certain circumstances, for employees who are not eligible for the defined benefit pension plans. Costs for defined contribution pension plans are recognized as an expense during the year in which the employees have rendered service entitling them to Telesat’s contribution.
Telesat accrues the present value of its obligations under employee benefit plans and the related costs reduced by the fair value of plan assets. Pension costs and other retirement benefits are determined using the projected unit credit method prorated on service and management’s best estimate of expected investment performance, salary escalation, retirement ages of employees and expected health care costs.
Pension plan assets are valued at fair value. The discount rate is based on the market interest rate of high quality bonds and is consistent with guidance described by Canadian Institute of Actuaries in the December 2020 Revision to the Educational Note on Setting the Accounting Discount Rate Assumption for Pension and Post-employment Benefit Plans. Past service costs arising from plan amendments are recognized immediately to the extent that the benefits are already vested, and otherwise are amortized on a straight-line basis over the average remaining vesting period. A valuation is performed at least every three years to determine the present value of the accrued pension and other retirement benefits.
Remeasurements arising from defined benefit pension plans comprise actuarial gains and losses and the return on plan assets (excluding interest). Telesat recognizes them immediately in other comprehensive income (loss), which is included in accumulated earnings, in the year in which they occur.
The current service costs and administration fees not related to asset management are included in operating expenses. The net interest expense (income) on the net defined benefit liability (asset) for the period is calculated by applying the discount rate used to measure the defined benefit obligation at the beginning of the year to the net defined benefit liability (asset) at the beginning of the year while taking into account any changes in the net defined benefit liability (asset) during the year as a result of contributions and benefit payments. The net interest expense (income) is included in interest expense.
The pension expense for 2020 was determined based on membership data as at December 31, 2018. The accrued benefit obligation as at December 31, 2020 was determined based on the membership data as at December 31, 2019, and extrapolated one year based on December 31, 2020 assumptions. For certain Canadian post-retirement benefits, the expense for 2020 was based on membership and eligibility data as at September 30, 2018 and the accrued benefit obligations as at December 31, 2020 was based on membership data as at September 30, 2018. The accrued benefit obligation for certain American post-retirement benefits as at December 31, 2020 was determined based on membership data as at January 1, 2019, and extrapolated, based on December 31, 2020 assumptions. The most recent valuation of the pension plans for funding purposes was as of December 31, 2019. Valuations will be performed for the pension plans as of December 31, 2020.
Telesat also provides health care and life insurance benefits for certain retired employees. These benefits are funded primarily on a pay-as-you-go basis, with the retiree paying a portion of the cost through contributions, deductibles and co-insurance provisions. Commencing in 2015, as a result of an amendment to one of the plans, Telesat has contributed to a health reimbursement account instead of providing the health care and life insurance benefits directly to certain retired employees.
Share-Based Compensation Plans
Telesat offers equity-settled share-based compensation plans for certain key employees under which it receives services from employees in exchange for equity instruments of Telesat. The expense is based on the fair value of the awards granted using the Black-Scholes option pricing model. The expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are satisfied, with a corresponding increase in equity. For awards with graded vesting, the fair value of each tranche is recognized over the respective vesting period with a significant higher proportionate amount of the total expense being recognized earlier in the vesting period.
Restricted Share Units
For each restricted share unit (“RSU”), an expense is recorded over the vesting period equal to the fair value of the Non-Voting Participating Preferred shares with a corresponding increase in equity. For awards with graded vesting, the fair value of each tranche is recognized over the respective vesting period with a significant higher proportionate amount of the total expense being recognized earlier in the vesting period. RSU’s are expected to be settled in Non-Vesting Participating Preferred shares of Telesat.
Income Taxes
Income tax expense, comprised of current and deferred income tax, is recognized in income except to the extent it relates to items recognized in other comprehensive income (loss) or equity, in which case the income tax expense is recognized in other comprehensive income (loss) or equity, respectively.
Current income tax is measured at the amount expected to be paid to the taxation authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted as at the balance sheet date.
Deferred taxes are the result of temporary differences arising between the tax bases of assets and liabilities and their carrying amount. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates and laws that have been enacted or substantively enacted at the balance sheet date. Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized.
The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that the deferred tax assets will be realized. Unrecognized deferred tax assets are reassessed at each balance sheet date and recognized to the extent that it has become probable that future taxable profit will allow the deferred tax assets to be recovered.
Deferred tax assets are netted against the deferred tax liabilities when they relate to income taxes levied by the same taxation authority on either:
i)
the same taxable entity; or

ii)
different taxable entities which intend to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

Deferred tax liabilities are recognized for all taxable temporary differences except when the deferred tax liability arises from the initial recognition of goodwill or the initial recognition of an asset or liability in a transaction which is not a business combination. For taxable temporary differences associated with investments in subsidiaries, a deferred tax liability is recognized unless the parent can control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.
Future Changes in Accounting Policies
The IASB periodically issues new and amended accounting standards. The new and amended standards determined to be applicable to Telesat are disclosed below. The remaining new and amended standards have been excluded as they are not applicable.
Interest rate benchmark reform — Phase 2
In August 2020, the IASB issued amendments to various IFRS standards associated with the ongoing interest rate benchmark reform. The amendments enable entities to reflect the effects of transitioning from benchmark interest rates, such as inter-bank offered rates (“IBOR”) to alternative benchmark interest rates.

The amendments are effective for annual periods beginning on or after January 1, 2021 with early application permitted. Telesat is currently evaluating the impact of the Phase 2 of the interest rate benchmark reform on its consolidated financial statements.
4.
CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

Critical judgments in applying accounting policies
The following are the critical judgments made in applying Telesat’s accounting policies which have the most significant effect on the amounts reported in the financial statements:
Deferred Revenue
Telesat’s accounting policy relating to deferred revenue is described in Note 3. Certain of Telesat’s revenue agreements were noted to include a significant financing component. Judgment by management is required to determine the discount rate used in the significant financing component calculation.
Lease Liability
Telesat’s accounting policy relating to leases is described in Note 3. Judgment by management is required in the determination of the likelihood that the lease renewal periods will be exercised as well as the determination of the incremental borrowing rate.
Uncertain income tax positions
Telesat operates in numerous jurisdictions and is subject to country-specific tax laws. Management uses significant judgment when determining the worldwide provision for tax, and estimates provisions for uncertain tax positions as the amounts expected to be paid based on a qualitative assessment of all relevant factors. In the assessment, management considers risk with respect to tax matters under active discussion, audit, dispute or appeal with tax authorities, or which are otherwise considered to involve uncertainty. Management reviews the provisions as at each balance sheet date.
Critical accounting estimates and assumptions
Telesat makes accounting estimates and assumptions that affect the carrying value of assets and liabilities, reported net income (loss) and disclosure of contingent assets and liabilities. Estimates and assumptions are based on historical experience, current events and other relevant factors, therefore, actual results may differ and differences could be material.
The accounting estimates and assumptions critical to the determination of the amounts reported in the financial statements were as follows:
Derivative financial instruments measured at fair value
Derivative financial assets and liabilities measured at fair value were $30.3 million and $18.0 million, respectively, as at December 31, 2020 (December 31, 2019 — $32.8 million and $7.9 million, respectively).
Quoted market values are unavailable for Telesat’s financial instruments and, in the absence of an active market, Telesat determines fair value for financial instruments based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs. The determination of fair value is significantly impacted by the assumptions used for the amount and timing of estimated future cash flows and discount rates. As a result, the fair value of financial assets and liabilities and the amount of loss on changes in fair value of financial instruments recorded to net income (loss) could vary.
Impairment of goodwill
Goodwill represented $2,446.6 million of total assets as at December 31, 2020 and 2019. Determining whether goodwill is impaired using a quantitative approach requires an estimation of Telesat’s value which requires management to estimate the future cash flows expected to arise from operations and to make assumptions regarding economic factors, tax rates and annual growth rates. Actual operating results and the related cash flows of Telesat could differ from the estimates used for the impairment analysis.
Impairment of intangible assets
Intangible assets represented $779.2 million of total assets as at December 31, 2020 (December 31, 2019 — $802.8 million). Impairment of intangible assets is tested annually or more frequently if indicators of impairment or reversal of a prior impairment loss exist. If a quantitative impairment analysis is required, it would require Telesat to estimate the future cash flows expected to arise from operations and to make assumptions regarding economic factors, discount rates, tax rates and annual growth rates. Significant judgments are made in establishing these assumptions. Actual operating results and the related cash flows of Telesat could differ from the estimates used for the impairment analysis.
Employee benefits
The cost of defined benefit pension plans and other post-employment benefits, and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions which may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates, future pension increases and return on plan assets. Due to the complexity of the valuation, the underlying assumptions, and its long-term nature, the defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed annually.
Share-based compensation
The expense for stock options is based on the fair value of the awards granted using the Black-Scholes option pricing model. The Black-Scholes option pricing model includes estimates of the dividend yield, expected volatility, risk-free interest rate and the expected life in years. Any changes in these estimates may have a significant impact on the amounts reported.
Determination of useful life of satellites and finite life intangible assets
The estimated useful life and depreciation method for satellites and finite life intangible assets are reviewed annually, with the effect of any changes in estimate being accounted for on a prospective basis. Any change in these estimates may have a significant impact on the amounts reported.
Income taxes
Management assesses the recoverability of deferred tax assets based upon an estimation of Telesat’s projected taxable income using enacted or substantively enacted tax laws, and its ability to utilize future tax deductions before they expire. Actual results could differ from expectations.
5.
SEGMENT INFORMATION

Telesat operates in a single operating segment, in which it provides satellite-based services to its broadcast, enterprise and consulting customers around the world.
Telesat derives revenue from the following services:
Broadcast — Direct-to-home television, video distribution and contribution, and occasional use services.
Enterprise — Telecommunication carrier and integrator, government, consumer broadband, resource, maritime and aeronautical, retail and satellite operator services.
Consulting and other — Consulting services related to space and earth segments, government studies, satellite control services, and research and development.

Revenue derived from the above services were as follows:
Years ended December 31,	2020	2019	2018
Broadcast	$411,407	$444,478	$455,125
Enterprise	389,696	444,732	428,226
Consulting and other	19,365	21,683	19,581
Revenue	$820,468	$910,893	$902,932
Equipment sales included within the various services were as follows:
Years ended December 31,	2020	2019	2018
Broadcast	$1,300	$233	$315
Enterprise	13,693	8,323	23,639
Total equipment sales	$14,993	$8,556	$23,954
Geographic Information
Revenue by geographic regions was based on the point of origin of the revenue, which was the destination of the billing invoice, and was allocated as follows:
Years ended December 31,	2020	2019	2018
Canada	$362,939	$395,235	$417,692
United States	307,433	329,634	318,779
Europe, Middle East & Africa	44,710	50,911	61,317
Latin America & Caribbean	64,024	73,120	75,011
Asia & Australia	41,362	61,993	30,133
Revenue	$820,468	$910,893	$902,932
For disclosure purposes, the satellites and the intangible assets have been classified based on ownership. Satellites, property and other equipment and intangible assets by geographic regions were allocated as follows:
As at December 31,	2020	2019
Canada	$624,303	$682,518
Europe, Middle East & Africa	619,959	685,562
United States	71,659	88,360
All others	2,605	2,493
Satellites, property and other equipment	$1,318,526	$1,458,933
As at December 31,	2020	2019
Canada	$718,880	$733,880
United States	38,448	39,395
Latin America & Caribbean	15,114	21,908
All others	6,748	7,608
Intangible assets	$779,190	$802,791
Other long-term assets by geographic regions were allocated as follows:
As at December 31,	2020	2019
Canada	$9,470	$7,624
Europe, Middle East & Africa	452	640
Other long-term assets	$9,922	$8,264
Goodwill was not allocated to geographic regions.

Major Customers
For the year ended December 31, 2020, there were two significant customers (for the years ended December 31, 2019 and 2018 - three customers) each representing more than 10% of consolidated revenue.
6.
OPERATING EXPENSES

Years ended December 31,	2020	2019	2018
Compensation and employee benefits(a)	$89,882	$87,943	$98,350
Other operating expenses(b)	57,622	40,332	45,596
Cost of sales(c)	33,370	37,224	41,881
Operating expenses	$180,874	$165,499	$185,827

(a)
Compensation and employee benefits included salaries, bonuses, commissions, post-employment benefits and charges arising from share-based compensation.

(b)
Other operating expenses included general and administrative expenses, marketing expenses, in-orbit insurance expenses, professional fees and facility costs. The balance for the year ended December 31, 2020 included $1.9 million of leases not capitalized due to exemptions and variable lease payments not included in the measurement of the leases liabilities (December 31, 2019 — $1.7 million).

(c)
Cost of sales included the cost of third-party satellite capacity, the cost of equipment sales and other costs directly attributable to fulfilling Telesat’s obligations under customer contracts.

7.
OTHER OPERATING (LOSSES) GAINS, NET

Years ended December 31,	2020	2019	2018
Loss on disposal of assets	$(215)	$(862)	$(353)
Other	—	—	1,096
Other operating (losses) gains, net	$(215)	$(862)	$743

8.
INTEREST EXPENSE

Years ended December 31,	2020	2019	2018
Interest on indebtedness	$164,253	$239,805	$231,015
Interest on derivative instruments	11,625	(13,191)	(7,105)
Interest on satellite performance incentive payments	2,930	3,536	4,134
Interest on significant financing component	22,434	25,484	27,374
Interest on employee benefit plans (Note 29)	1,169	1,339	1,488
Interest on leases	1,349	1,288	—
Capitalized interest (Note 15)	—	—	(19,120)
Interest expense	$203,760	$258,261	$237,786

9.
INCOME TAXES

Years ended December 31,	2020	2019	2018
Current tax expense	$77,138	$71,202	$98,841
Deferred tax recovery	(81,491)	(56,080)	(37,785)
Tax (recovery) expense	$(4,353)	$15,122	$61,056

A reconciliation of the statutory income tax rate, which is a composite of Canadian federal and provincial rates, to the effective income tax rate was as follows:
Year ended December 31,	2020	2019	2018
Income (loss) before tax	$241,225	$202,320	$(29,880)
Multiplied by the statutory income tax rates	26.46%	26.56%	26.59%
	63,828	53,736	(7,945)
Income tax recorded at rates different from the Canadian tax rate	(22,875)	(13,017)	(10,823)
Permanent differences	1,548	(6,760)	50,458
Effect on deferred tax balances due to changes in income tax rates	(885)	(2,829)	(427)
Effect of temporary differences not recognized as deferred tax assets	(43,941)	(16,681)	35,416
Previously unrecognized tax losses and credits	—	—	(6,110)
Change in estimates related to prior period(1)	(1,467)	(311)	—
Other(1)	(561)	984	487
Tax (recovery) expense	$(4,353)	$15,122	$61,056
Effective income tax rate	(1.80)%	7.47%	(204.34)%

(1)
Certain comparative figures have been reclassified to conform to the current year presentation.

The tax effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes are presented below:
As at December 31,	2020	2019
Deferred tax assets
Foreign tax credits	$6,558	$5,710
Corporate interest restriction	—	11,393
Financing charges	12,004	17,152
Deferred revenue	11,127	13,071
Loss carry forwards	29,715	29,351
Employee benefits	12,438	8,282
Reserves	1,222	—
Other	2,531	2,209
Total deferred tax assets	$75,595	$87,168
As at December 31,	2020	2019
Deferred tax liabilities
Capital assets	$(149,214)	$(178,317)
Intangible assets	(158,957)	(237,269)
Unrealized foreign exchange gains	(13,405)	(7,932)
Total deferred tax liabilities	$(321,576)	$(423,518)
Deferred tax liabilities, net	$(245,981)	$(336,350)
Deferred income tax assets of $79.9 million (December 31, 2019 — $12.4 million) on the balance sheet relates to Canada and Brazil tax jurisdictions (December 31, 2019 — United Kingdom and Canada tax jurisdictions).

Temporary differences, tax losses and tax credits
Foreign tax credit
Telesat has Canadian foreign tax credits of $9.5 million which may only be used to offset taxes payable, of which $6.5 million has been recognized. The credits are due to expire between 2023 and 2030.
Telesat has United Kingdom foreign tax credits of $4.6 million which have no expiry. No deferred tax asset has been recognized in respect of these foreign tax credits.
Loss carry forwards and deductible temporary differences.
Telesat has tax losses in Canada of $22.4 million which expire in 2040 for which a deferred tax asset of $5.9 million has been recognized. Telesat also has $1.2 million of deductible temporary differences for which no deferred tax asset has been recognized.
Telesat has tax losses in the United Kingdom of $122.5 million that can be carried forward indefinitely, subject to restrictions on their utilization. The use of the losses is limited to 50% of taxable income generated in a carry forward year. Notwithstanding, Telesat will be entitled to a GBP 5 million annual allowance of unrestricted taxable income not subject to the 50% limitation. A deferred tax asset of $23.3 million has been recognized in respect of the losses. Telesat also has $130.8 million of unused interest deductions in the United Kingdom that can be carried forward indefinitely. No deferred tax asset has been recognized in respect of these unused interest deductions.
Telesat has tax losses of $2.0 million in the United States, that can be carried forward indefinitely subject to restrictions on their utilization. The use of the losses is limited to 80% of taxable income generated in a carry forward year. No deferred tax asset has been recognized in respect of the losses.
Telesat has tax losses of $1.5 million in Brazil that can be carried forward indefinitely, subject to restrictions on their utilization. The use of the losses is limited to 30% of taxable income generated in a carry forward year. As of December 31, 2020, Telesat has cumulative pre-tax income for the last three years and expectation of future income in Brazil, demonstrating sufficient positive evidence to conclude that it is probable that future taxable profit will be available against which the unused tax losses can be utilized. A deferred tax asset of $0.5 million has been recognized in respect of the losses.
Investments in subsidiaries
As at December 31, 2020, Telesat had temporary differences of $11.2 million associated with investments in subsidiaries for which no deferred tax liabilities have been recognized, as Telesat is able to control the timing of the reversal of these temporary differences and it is not probable that these differences will reverse in the foreseeable future.
10.
TRADE AND OTHER RECEIVABLES

As at December 31,	2020	2019
Trade receivables	$47,368	$53,893
Less: Allowance for doubtful accounts	(7,257)	(1,779)
Net trade receivables	40,111	52,114
Other receivables	11,817	11,948
Trade and other receivables	$51,928	$64,062

Allowance for doubtful accounts
The movement in the allowance for doubtful accounts was as follows:
Years ended December 31,	2020	2019
Allowance for doubtful accounts, beginning of year	$1,779	$5,136
Provisions for impaired receivables	6,069	604
Receivables written off	(146)	(4,899)
Impact of foreign exchange	(445)	938
Allowance for doubtful accounts, end of year	$7,257	$1,779

11.
OTHER CURRENT FINANCIAL ASSETS

As at December 31,	2020	2019
Security deposits	$448	$210
Other current financial assets	$448	$210

12.
PREPAID EXPENSES AND OTHER CURRENT ASSETS

As at December 31,	2020	2019
Prepaid expenses	$5,942	$12,896
Income tax recoverable	3,116	26,730
Inventory(a)	5,224	3,556
Deferred charges(b)	278	307
Other	8,301	235
Prepaid expenses and other current assets	$22,861	$43,724

(a)
As at December 31, 2020, inventory consisted of $1.2 million of finished goods (December 31, 2019 — $1.4 million) and $4.1 million of work in process (December 31, 2019 — $2.2 million). During the year, $10.4 million was recognized as cost of equipment sales and recorded as an operating expense (December 31, 2019 — $7.0 million, December 31, 2018 — $17.7 million).

(b)
Deferred charges included deferred financing charges relating to the Revolving Credit Facility.

13.
OTHER LONG-TERM FINANCIAL ASSETS

As at December 31,	2020	2019
Long-term receivables	$17,298	$18,932
Security deposits	5,861	5,977
Derivative assets (Note 27)	30,266	32,821
Other long-term financial assets	$53,425	$57,730

14.
OTHER LONG-TERM ASSETS

As at December 31,	2020	2019
Prepaid expenses	$452	$640
Deferred charges (Note 12)	775	1,039
Income tax recoverable	8,418	6,283
Other	277	302
Other long-term assets	$9,922	$8,264

15.
SATELLITES, PROPERTY AND OTHER EQUIPMENT

	Satellites	Property and other equipment	Right-of-use assets(1)	Assets under construction	Total
Cost as at January 1, 2019	$3,669,570	$255,055	$—	$11,137	$3,935,762
Cumulative effect adjustment(3)	—	(474)	26,732	—	26,258
Additions	—	797	2,798	7,843	11,438
Disposals/retirements	(77,322)	(7,306)	(104)	—	(84,732)
Reclassifications and transfers from assets under construction	—	7,652	—	(7,652)	—
Impact of foreign exchange	(39,133)	(1,486)	(285)	(153)	(41,057)
Cost as at December 31, 2019	3,553,115	254,238	29,141	11,175	3,847,669
Additions(2)	—	1,635	6,813	87,444	95,892
Disposals/retirements	(93,755)	(3,285)	—	—	(97,040)
Reclassifications and transfers from assets under construction	—	4,463	—	(4,463)	—
Impact of foreign exchange	(16,028)	(1,259)	(438)	(4,402)	(22,127)
Cost as at December 31, 2020	$3,443,332	$255,792	$35,516	$89,754	$3,824,394
Accumulated depreciation and impairment as at January 1, 2019	$(2,072,796)	$(159,927)	$—	$—	$(2,232,723)
Cumulative effect adjustment(3)	—	92	—	—	92
Depreciation	(225,675)	(14,890)	(2,401)	—	(242,966)
Disposals/retirements	77,322	6,379	—	—	83,701
Impact of foreign exchange	2,328	798	34	—	3,160
Accumulated depreciation and impairment as at December 31, 2019	(2,218,821)	(167,548)	(2,367)	—	(2,388,736)
Depreciation	(200,041)	(13,644)	(3,200)	—	(216,885)
Disposals/retirements	93,755	3,007	—	—	96,762
Impact of foreign exchange	2,178	705	108	—	2,991
Accumulated depreciation and impairment as at December 31, 2020	$(2,322,929)	$(177,480)	$(5,459)	$—	$(2,505,868)
Net carrying values
As at December 31, 2019	$1,334,294	$86,690	$26,774	$11,175	$1,458,933
As at December 31, 2020	$1,120,403	$78,312	$30,057	$89,754	$1,318,526

(1)
Right-of-use assets consisted primarily of property leases.

(2)
Additions for assets under construction are net of a reduction related to the government grant of $8.0 million.

(3)
Relates to the recognition of the right-of-use assets in connection with the implementation of IFRS 16, Leases as at January 1, 2019.

Certain leases which were signed were not capitalized as at December 31, 2020. Based upon the assessed lease term, the expected undiscounted cash flows totaled $10.3 million (December 31, 2019 — $10.8 million).
Substantially all of Telesat’s satellites, property and other equipment have been pledged as security as a requirement of Telesat’s Senior Secured Credit Facilities and Senior Secured Notes as at December 31, 2020 (Note 23).
Borrowing costs
For the year ended December 31, 2020 and 2019 there were no borrowing costs capitalized.

For the year ended December 31, 2018, borrowing costs of $19.1 million were capitalized with 7% as the average capitalization rate. Borrowing costs of $0.4 million were capitalized to intangible assets with the remaining balance capitalized to satellites, property and other equipment.
Impairment
No impairment was recognized for the years ended December 31, 2020, 2019 and 2018.
Joint arrangements
Telesat International Limited (“TIL”) and APT entered into agreements relating to the Telstar 18 VANTAGE satellite, which are accounted for as a joint operation, whereby TIL’s interest is 42.5%. Telesat (IOM) Limited (“TIOM”) and Viasat Inc. entered into agreements relating to the ViaSat-1 satellite, which are accounted for as a joint operation, whereby TIOM owns the Canadian payload on the ViaSat-1 satellite.
16.
INTANGIBLE ASSETS

The intangible assets are split between assets with finite and indefinite lives.
The indefinite life intangible assets are summarized below.
	Orbital slots	Trade name	Intellectual property	Total indefinite life intangible assets
Cost as at January 1, 2019	$609,995	$17,000	$47,049	$674,044
Additions(1)	—	—	20,137	20,137
Disposals/retirements	—	—	—	—
Impact of foreign exchange	(1,974)	—	(1,364)	(3,338)
Cost as at December 31, 2019 and January 1, 2020	608,021	17,000	65,822	690,843
Additions	—	—	5	5
Disposals/retirements	—	—	(229)	(229)
Impact of foreign exchange	(808)	—	(757)	(1,565)
Cost as at December 31, 2020	$607,213	$17,000	$64,841	$689,054
Accumulated impairment as at January 1, 2019	$(1,100)	$—	$—	$(1,100)
Impairment	—	—	—	—
Accumulated impairment as at December 31, 2019 and January 1, 2020	(1,100)	—	—	(1,100)
Impairment	—	—	—	—
Accumulated impairment as at December 31, 2020	$(1,100)	$—	$—	$(1,100)
Net carrying values
As at December 31, 2019	$606,921	$17,000	$65,822	$689,743
As at December 31, 2020	$606,113	$17,000	$64,841	$687,954

(1)
Additions for intellectual property for 2019 are net of a reduction related to the government grant of $3.3 million.

The finite life intangible assets are summarized below.
	Revenue backlog	Customer relationships	Customer contracts	Transponder rights	Concession rights	Other	Total finite life intangible assets
Cost as at January 1, 2019	$235,955	$198,727	$23,142	$16,718	$32,874	$59	$507,475
Additions	—	—	—	—	162	—	162
Disposals/retirements	(11,051)	—	(10,284)	—	(290)	—	(21,625)
Impact of foreign exchange	(1,240)	(251)	—	—	(2,598)	—	(4,089)
Cost as at December 31, 2019 and January 1, 2020	223,664	198,476	12,858	16,718	30,148	59	481,923
Additions	—	—	—	—	24	—	24
Disposals/retirements	—	(3,943)	(240)	—	—	—	(4,183)
Impact of foreign exchange	—	12	—	—	(7,258)	—	(7,246)
Cost as at December 31, 2020	$223,664	$194,545	$12,618	$16,718	$22,914	$59	$470,518
Accumulated amortization and impairment as at January 1, 2019	$(207,770)	$(130,564)	$(12,116)	$(11,866)	$(6,912)	$(37)	$(369,265)
Amortization	(7,291)	(7,495)	(5,119)	(1,078)	(2,291)	(3)	(23,277)
Disposals/retirements	11,051	—	10,284	—	234	—	21,569
Impact of foreign exchange	1,227	142	—	—	729	—	2,098
Accumulated amortization and impairment as at December 31, 2019 and January 1, 2020	(202,783)	(137,917)	(6,951)	(12,944)	(8,240)	(40)	(368,875)
Amortization	(6,198)	(6,847)	(834)	(1,078)	(2,235)	(3)	(17,195)
Disposals/retirements	—	3,943	240	—	—	—	4,183
Impact of foreign exchange	—	(70)	—	—	2,675	—	2,605
Accumulated amortization and impairment as at December 31, 2020	$(208,981)	$(140,891)	$(7,545)	$(14,022)	$(7,800)	$(43)	$(379,282)
Net carrying values
As at December 31, 2019	$20,881	$60,559	$5,907	$3,774	$21,908	$19	$113,048
As at December 31, 2020	$14,683	$53,654	$5,073	$2,696	$15,114	$16	$91,236
The total combined indefinite and finite life intangible assets are summarized below.
	As at December 31, 2020			As at December 31, 2019
	Cost	Accumulated amortization and impairment	Net carrying value	Cost	Accumulated amortization and impairment	Net carrying value
Indefinite life intangibles	$689,054	$(1,100)	$687,954	$690,843	$(1,100)	$689,743
Finite life intangibles	470,518	(379,282)	91,236	481,923	(368,875)	113,048
Total intangibles	$1,159,572	$(380,382)	$779,190	$1,172,766	$(369,975)	$802,791
The orbital slots represent a right to operate satellites in a given longitudinal coordinate in space, where geostationary orbit may be achieved. They are limited in availability and represent a scarce resource. Usage of orbital slots is licensed through the International Telecommunications Union. Satellite operators can generally expect, with a relatively high level of certainty, continued occupancy of an assigned orbital slot either during the operational life of an existing orbiting satellite or upon replacement by a new satellite once the operational life of the existing orbiting satellite is over. As a result of the expectancy right to maintain the once awarded orbital slots, an indefinite life is typically associated with orbital slots.

Telesat’s trade name has a long and established history, a strong reputation and has been synonymous with quality and growth within the satellite industry. It has been assigned an indefinite life because of expected ongoing future use.
Telesat’s intellectual property relates to development relating to its planned Lightspeed constellation. It has been assigned an indefinite life because of anticipated ongoing future use.
The following are the remaining useful lives of the intangible assets:
Years
Revenue backlog	4
Customer relationships	6 to 8
Customer contracts	6
Transponder rights	2
Concession rights	2 to 11
Patent	5
All of Telesat’s intangible assets, excluding the intangible assets held in an unrestricted subsidiary, have been pledged as security as a requirement of Telesat’s Senior Secured Credit Facilities and 4.875% Senior Secured Notes (Note 23).
Impairment
Finite life intangible assets are assessed for impairment at Telesat’s CGU level. With the exception of trade name, which is tested for impairment at the asset level, the indefinite life intangible assets are tested for impairment at the individual CGU level. The annual impairment tests for these assets were performed in the fourth quarters of 2020, 2019 and 2018 in accordance with the policy described in Note 3.
No impairment loss was recognized in the years ended December 31, 2020, 2019 and 2018.
In 2020, the recoverable amount, for indefinite life intangible assets using the income approach, for both the value in use and fair value less cost of disposal, were calculated using discount rates ranging from 8.0% to 15.0%.
In 2019, the recoverable amount, for indefinite life intangible assets using the income approach, which is equal to the value in use, was calculated using the discount rate of 8.5%.
In 2018, after performing the qualitative assessment, Telesat concluded that it is remote that the fair value is less than the carrying amount. Therefore, the quantitative impairment test was not required.
Some of the more sensitive assumptions used in the quantitative analysis, including the forecasted cash flows and the discount rate, could have yielded different estimates of the recoverable amount. Actual operating results and the related cash flows of Telesat could differ from the estimated operating results and related cash flows used in the impairment analysis, and had different estimates been used, it could have resulted in a different fair value.
17.
GOODWILL

Telesat carries goodwill at its cost of $2,446.6 million with no accumulated impairment losses since acquisition.
Impairment
Goodwill is tested for impairment at the entity level because that represents the lowest level at which goodwill supports Telesat’s operations and is monitored internally. The annual impairment test on goodwill was performed in the fourth quarters of 2020, 2019, and 2018 in accordance with the policy described in Note 3.

In 2020 and 2019, a quantitative assessment of goodwill was performed. Telesat’s recoverable amount exceeded the carrying value therefore, no impairment was recognized.
The most significant assumptions used in the quantitative impairment test for 2020 and 2019 were as follows:
•
Market multiples;

•
Discount rate; and

•
Terminal year growth rate.

Some of the more sensitive assumptions used in the quantitative analysis, including the forecasted cash flows, discount rate and market multiples, could have yielded different estimates of the recoverable amount. Actual operating results and the related cash flows of Telesat could differ from the estimated operating results and related cash flows used in the impairment analysis, and had different estimates been used, it could have resulted in a different fair value.
In 2018, after performing the qualitative assessment of goodwill, Telesat concluded that it is remote that the fair value is less than the carrying amount. Therefore, the quantitative goodwill impairment test was not required.
18.
TRADE AND OTHER PAYABLES

As at December 31,	2020	2019
Trade payables	$5,393	$4,561
Other payables and accrued liabilities(a)	24,698	21,686
Trade and other payables	$30,091	$26,247

(a)
Other payables and accrued liabilities included payables that are not trade in nature as well as various operating and capital accruals.

19.
OTHER CURRENT FINANCIAL LIABILITIES

As at December 31,	2020	2019
Derivative liabilities (Note 27)	$12,581	$3,206
Security deposits	1,141	1,277
Satellite performance incentive payments	7,996	9,608
Interest payable(a)	12,046	20,563
Other	2,116	3,627
Other current financial liabilities	$35,880	$38,281

(a)
Interest payable included interest payable on indebtedness, satellite performance incentive payments, and other current financial liabilities.

20.
OTHER CURRENT LIABILITIES

As at December 31,	2020	2019
Deferred revenue (Note 22)	$81,759	$65,704
Decommissioning liabilities (Note 22)	790	826
Uncertain tax positions	1,315	1,315
Income taxes payable	7,326	118
Lease liabilities	2,131	1,866
Other	2,834	2,486
Other current liabilities	$96,155	$72,315

21.
OTHER LONG-TERM FINANCIAL LIABILITIES

As at December 31,	2020	2019
Derivative liabilities (Note 27)	$5,448	$4,710
Security deposits	473	458
Satellite performance incentive payments	29,578	37,343
Other long-term financial liabilities	$35,499	$42,511

22.
OTHER LONG-TERM LIABILITIES

As at December 31,	2020	2019
Deferred revenue(b)	$332,363	$374,642
Accrued benefit liabilities (Note 29)	47,984	32,074
Uncertain tax positions	175	175
Decommissioning liabilities(a)	3,145	2,104
Lease liabilities(c)	26,920	26,716
Other long-term liabilities	$410,587	$435,711

(a)
The current and long-term decommissioning liabilities on property and equipment were $3.9 million (December 31, 2019 — $2.9 million). The decommissioning liabilities are for the restoration of leased buildings and teleports. During the year ended December 31, 2020, $0.1 million was recorded as interest expense (December 31, 2019 — $0.1 million) with no decommissioning liabilities derecognized (December 31, 2019 — $0.2 million). It is expected that the decommissioning liabilities will mature between 2021 and 2062.

(b)
Remaining performance obligations, which the Company also refers to as contract revenue backlog (“backlog”) represents the expected future revenue under existing customer contracts, includes both cancellable and non-cancellable contracts, and any deferred revenue that will be recognized in the future in respect to cash already received. The Company does not include revenue beyond the stated expiration of the contract regardless of potential for renewal.

Telesat expects the backlog as at December 31, 2020 to be recognized as follows (in millions of Canadian dollars):
2021	2022	2023	2024	2025	Thereafter	Total
$642	$518	$435	$305	$217	$569	$2,686

(c)
The expected undiscounted contractual cash flows of the lease liabilities as at December 31, 2020 were as follows:

2021	2022	2023	2024	2025	Thereafter	Total
$3,388	$3,032	$2,981	$2,795	$2,518	$27,840	$42,554
The undiscounted contractual cash flows included $13.3 million of interest payments.
23.
INDEBTEDNESS

As at December 31,	2020	2019
Senior Secured Credit Facilities(a)
Revolving Credit Facility	$—	$—
Term Loan B – U.S. Facility (December 31, 2020 – US$1,552,815, December 31, 2019 – US$1,908,500)	1,975,957	2,479,142
Senior Notes (US$550,000)(b)	699,875	714,450
Senior Secured Notes (US$400,000)(c)	509,000	519,600
	3,184,832	3,713,192
Less: deferred financing costs and prepayment options(d)	2,320	(393)
	3,187,152	3,712,799
Less: current indebtedness	—	(24,408)
Long-term indebtedness	$3,187,152	$3,688,391

On October 11, 2019, Telesat Canada issued, through a private placement, US$550 million of Senior Notes at an interest rate of 6.5%, which mature in October 2027. Debt issue costs of $7.4 million were incurred in connection with the issuance of the Senior Notes. The Senior Notes are structurally subordinated to Telesat Canada’s existing and future secured indebtedness, including obligations under its Senior Secured Credit Facilities and Senior Secured Notes. The Senior Notes are governed by the 6.5% Senior Notes Indenture. With the proceeds from the 6.5% Senior Notes offering, along with available cash on hand, all outstanding amounts, including redemption premium and discounted interest to November 15, 2019, were repaid on October 11, 2019, on the US$500 million 8.875% Senior Notes.
On December 6, 2019, Telesat Canada entered into a new amended and restated Credit Agreement with a syndicate of banks which provides for the extension of credit under the Senior Secured Credit Facilities of US$1,908.5 million and revolving credit borrowings up to US$200.0 million (or Canadian dollar equivalent). The term loan facility matures in December 2026 while the revolving credit facility matures in December 2024. Debt issue costs of $16.0 million were incurred in connection with this amendment, inclusive of $1.3 million relating to the revolving credit facility. All obligations under the Credit Agreement are guaranteed by Telesat and certain of Telesat Canada’s existing subsidiaries (“Guarantors”). The obligations under the Credit Agreement and the guarantees of those obligations are secured, subject to certain exceptions, by first priority liens and security interest in the assets of Telesat Canada and the Guarantors. If the Revolving Credit Facility is drawn by more than 35% of the Credit Facility amount, the Credit Agreement requires Telesat Canada to comply with a first lien net leverage ratio of 5.75:1.00, tested quarterly, and failure to comply will result in an event of default. The Credit Agreement contains total leverage ratio covenants that restrict, with certain exceptions, the ability of Telesat Canada and the Guarantors to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sale-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. As at December 31, 2020, the leverage ratio was 4.44:1.00, which is less than the maximum test ratio of 4.50:1.00 (December 31, 2019 — 4.63:1.00, which was more than the maximum test ratio of 4.50:1.00).
On December 6, 2019, Telesat Canada issued, through private placement, US$400 million of Senior Secured Notes, at an interest rate of 4.875%, which mature in June 2027. Debt issue costs of $6.6 million were incurred in connection with the issuance of the Senior Secured Notes. The Senior Secured Notes are guaranteed by Telesat and certain Guarantors. The Senior Secured Notes are governed by the 4.875% Senior Secured Notes Indenture. The obligations under the Senior Secured Notes Indenture are secured, subject to certain exceptions, by first priority liens and security interest in the assets of Telesat Canada and the Guarantors. The Senior Secured Notes include covenants or terms that restricts Telesat’s ability to, among other things: (i) incur or guarantee additional indebtedness, or issue disqualified stock or preferred shares, (ii) incur liens, (iii) pay dividends, or make certain restricted payments or investments, (iv) enter into certain transactions with affiliates, (v) modify or cancel satellite insurance, (vi) consolidate, merge, sell or otherwise dispose of substantially all assets, (vii) create restrictions on the ability to pay dividends, make loans, and sell assets, and (viii) designate subsidiaries as unrestricted subsidiaries.
The former senior secured credit facilities was fully repaid on December 6, 2019 from the new amended and restated Credit Agreement in the amount of US$1,908.5 million and the US$400 million 4.875% Senior Secured Notes.
In December 2020, Telesat made a US$341.4 million prepayment on the Term Loan B — U.S. Facility. The prepayment was applied to all mandatory future quarterly principal repayments, with the remaining balance of the prepayment being applied towards the principal amount outstanding on maturity. The prepayment resulted in the recognition of a loss of $2.3 million, which was recorded against interest and other income and indebtedness. The loss recorded against the indebtedness is subsequently amortized to interest expense using the effective interest method.
(a)
The Senior Secured Credit Facilities, which were entered into on December 6, 2019, are secured by substantially all of Telesat’s assets. The Credit Agreement requires Telesat Canada and the Guarantors to comply with a First Lien Net Leverage Ratio if the Revolving Credit Facility is drawn by more than 35% of the Credit Facility amount. As at December 31, 2020 and 2019, Telesat was in compliance with this covenant.

The Senior Secured Credit Facilities, have two tranches which are described below:
(i)
A Revolving Credit Facility (“Revolving Facility”) of up to $200.0 million U.S. dollars (or Canadian dollar equivalent) is available to Telesat maturing in December 2024. This Revolving Facility is available to be drawn at any time in U.S. funds or Canadian dollar equivalent funds. Loans under the Revolving Facility bear interest at a floating interest rate. For Canadian Prime Rate and Alternative Base Rate (“ABR”) loans, an applicable margin ranging from 0.75% to 1.25% is applied to the Prime Rate and ABR as these interest rates are defined in the Senior Credit Facilities. For Bankers Acceptance (“BA”) Loans and Eurodollar Loans, an applicable margin ranging from 1.75% to 2.25% is applied to either the BA interest rate or LIBOR. The rates on the Revolving Facility vary depending upon the results of the first lien leverage ratio. The Revolving Facility has an unused commitment fee that ranges from 25.0 to 37.5 basis points per annum, depending upon the result of the total leverage ratio. As at December 31, 2020, other than $0.2 million (December 31, 2019 — $0.1 million) in drawings related to letters of credit, there were no borrowings under this facility.

(ii)
The U.S. TLB Facility is a US$1,908.5 million facility maturing in December 2026. The borrowings under the U.S. TLB Facility bear interest at a floating rate of either: (i) LIBOR as periodically determined for interest rate periods selected by Telesat in accordance with the terms of the Senior Secured Credit Facilities, plus an applicable margin of 2.75%; or (ii) Alternative Base Rate as determined in accordance with the terms of the Senior Secured Credit Facilities plus an applicable margin of 1.75%. The mandatory principal repayment is equal to 0.25% of the original aggregate principal amount, payable on the last day of each quarter, commencing on March 31, 2020. As a result of the prepayment made in December 2020, mandatory quarterly principal repayments will no longer be required. The weighted average effective interest rate for the year ended December 31, 2020 was 3.63% (25-day period ended December 31, 2019 — 4.73%).

(b)
The Senior Notes bear interest at an annual rate of 6.5% with interest payments payable in April and October, annually, commencing in April 2020. The Senior Notes are due in October 2027 and were entered into on October 11, 2019. The total balance of the Senior Notes is US$550.0 million. The Senior Notes include covenants or terms that restrict Telesat’s ability to, among other things: (i) incur or guarantee additional indebtedness, or issue disqualified stock or preferred shares, (ii) incur liens, (iii) pay dividends, or make certain restricted payments or investments, (iv) enter into certain transactions with affiliates, (v) modify or cancel satellite insurance, (vi) consolidate, merge, sell or otherwise dispose of substantially all assets, (vii) create restrictions on the ability to pay dividends, make loans, and sell assets, and (viii) designate subsidiaries as unrestricted subsidiaries. The weighted average effective interest rate for the year ended December 31, 2020 was 6.27% (81-day period ended December 31, 2019 — 6.27%).

(c)
The Senior Secured Notes bear interest at an annual rate of 4.875% with interest payable on June 1 and December 1, annually, commencing in June 2020. The Senior Secured Notes are due in June 2027 and were entered into on December 6, 2019. The total balance of the Senior Secured Notes is US$400.0 million. The Senior Secured Notes are secured, subject to certain exceptions, by the assets of Telesat Canada and the Guarantors. The Senior Secured Notes include covenants or terms that restrict Telesat’s ability to, among other things: (i) incur or guarantee additional indebtedness, or issue disqualified stock or preferred shares, (ii) incur liens, (iii) pay dividends, or make certain restricted payments or investments, (iv) enter into certain transactions with affiliates, (v) modify or cancel satellite insurance, (vi) consolidate, merge, sell or otherwise dispose of substantially all assets, (vii) create restrictions on the ability to pay dividends, make loans, and sell assets, and (viii) designate subsidiaries as unrestricted subsidiaries. The weighted average effective interest rate for the year ended December 31, 2020 was 4.76% (25-day period ended December 31, 2019 — 4.76%).

(d)
The Senior Secured Credit Facilities, Senior Notes and Senior Secured Notes included the following deferred financing costs and prepayment options:

(i)
The U.S. TLB Facility, Senior Notes and Senior Secured Notes were presented on the balance sheet net of related deferred financing costs of $24.9 million as at December 31, 2020 (December 31, 2019 — $28.3 million). The deferred financing costs are amortized using the effective interest method.
(ii)
The U.S. TLB Facility was presented on the balance sheet net of the loss on repayment of $2.3 million as at December 31, 2020 (December 31, 2019 — $Nil).

(iii)
The indenture agreement for the Senior Notes contained provisions for certain prepayment options (Note 27) which were fair valued at the time of debt issuance. The initial fair value impact, as at October 11, 2019, of the prepayment option related to the Senior Notes was a $17.8 million increase to the indebtedness. This liability is subsequently amortized using the effective interest method and had a carrying amount of $15.7 million as at December 31, 2020 (December 31, 2019 — $17.4 million).

(iv)
The indenture agreement for the Senior Secured Notes contained provisions for certain prepayment options (Note 27) which were fair valued at the time of debt issuance. The initial fair value impact, as at December 6, 2019, of the prepayment option related to the Senior Secured Notes was a $10.6 million increase to the indebtedness. This liability is subsequently amortized using the effective interest method and had a carrying amount of $9.3 million as at December 31, 2020 (December 31, 2019 — $10.5 million).

The short-term and long-term portions of deferred financing costs, prepayment options and loss on repayment were as follows:
As at December 31,	2020	2019
Short-term deferred financing costs	$—	$3,385
Long-term deferred financing costs	24,888	24,934
	$24,888	$28,319
Short-term prepayment options	$—	$(3,001)
Long-term prepayment options	(24,925)	(24,925)
	$(24,925)	$(27,926)
Short-term loss on repayment	$—	$—
Long-term loss on repayment	(2,283)	—
	$(2,283)	$—
Deferred financing costs, prepayment options and loss on repayment	$(2,320)	$393

24.
SHARE CAPITAL

The number of shares and stated value of the outstanding shares were as follows:
	2020		2019
As at December 31,	Number of shares	Stated value	Number of shares	Stated value
Common Shares	74,252,460	$26,580	74,252,460	$26,580
Voting Participating Preferred Shares	7,034,444	48,246	7,034,444	48,246
Non-Voting Participating Preferred Shares	38,508,117	80,862	38,477,137	80,059
Director Voting Preferred Shares	1,000	10	1,000	10
Share capital		$155,698		$154,895
In November 2020, December 2019 and February 2019 dividends were declared and paid on the Director Voting Preferred Shares.
In June 2018, 95,363 stock appreciation rights (“SARS”) were exercised for 39,488 Non-Voting Participating Preferred Shares, on a net settlement basis.
In January 2019, 40,269 SARS were exercised for 14,846 Non-Voting Participating Preferred Shares, on a net settlement basis.

In December 2019, 66,667 restricted share units (“RSUs”) were settled in exchange for 30,980 Non-Voting Participating Preferred Shares, on a net settlement basis.
In December 2020, 66,667 RSUs were settled in exchange for 30,980 Non-Voting Participating Preferred Shares, on a net settlement basis.
There were no changes to the rights, privileges or conditions associated to each class of shares.
The authorized share capital of Telesat is comprised of: (i) an unlimited number of Common Shares, Voting Participating Preferred Shares, Non-Voting Participating Preferred Shares, Redeemable Common Shares, and Redeemable Non-Voting Participating Preferred Shares, (ii) 1,000 Director Voting Preferred Shares, and (iii) 325,000 Senior Preferred Shares. None of the Redeemable Common Shares, Redeemable Non-Voting Participating Preferred Shares or Senior Preferred Shares have been issued as at December 31, 2020 or 2019. Telesat’s share-based compensation plans have authorized the grant of up to 17,495,233 options to purchase Non-Voting Participating Preferred Shares combined with authorizing 200,000 restricted share units expected to be settled in Non-Voting Participating Preferred Shares (Note 28).
Common Shares
The holders of the Common Shares are entitled to receive notice of and to attend all annual and special meetings of the shareholders of Telesat and to one vote in respect of each common share held on all matters at all such meetings, except in respect of a class vote applicable only to the shares of any other class, in respect of which the common shareholders shall have no right to vote. The holders of the Common Shares are entitled to receive dividends as may be declared by the Board of Directors of Telesat, and are entitled to share in the distribution of the assets of Telesat upon liquidation, winding-up or dissolution, subject to the rights, privileges and conditions attaching to any other class of shares ranking in order of priority. The Common Shares are convertible at the holders’ option, at any time, into Voting Participating Preferred Shares or Non-Voting Participating Preferred Shares, on a one-for-one basis. The Common Shares have no par value.
Voting Participating Preferred Shares
The rights, privileges and conditions of the Voting Participating Preferred Shares are identical in all respects to those of the Common Shares, except for the following:
•
The holders of Voting Participating Preferred Shares are not entitled to vote at meetings of the shareholders of Telesat on resolutions electing directors.

•
For all other meetings of the shareholders of Telesat, the holders of Voting Participating Preferred Shares are entitled to a variable number of votes per Voting Participating Preferred Share based on the number of Voting Participating Preferred Shares, Non-Voting Participating Preferred Shares and Redeemable Non-Voting Participating Preferred Shares outstanding on the record date of the given meeting of the shareholders of Telesat.

•
The Voting Participating Preferred Shares are convertible, at any time, at the holders’ option into Common Shares or Non-Voting Participating Preferred Shares on a one-for-one basis as long as the result of such conversion does not cause Telesat to cease to be a “qualified corporation” within the meaning of the Canadian Telecommunication Common Carrier Ownership and Control Regulations pursuant to the Telecommunications Act (Canada).

The Voting Participating Preferred Shares have no par value.
Non-Voting Participating Preferred Shares
The rights, privileges and conditions of the Non-Voting Participating Preferred Shares are identical in all respects to those of the Common Shares, except for the following:
•
The holders of Non-Voting Participating Preferred Shares are not entitled to vote on any matter at meetings of the shareholders of Telesat, except in respect of a class vote applicable only to the Non-Voting Participating Preferred Shares.

•
The Non-Voting Participating Preferred Shares are convertible, at any time, at the holders’ option into Common Shares or Voting Participating Preferred Shares on a one-for-one basis as long as the result of such conversion does not cause Telesat to cease to be a “qualified corporation” within the meaning of the Canadian Telecommunication Common Carrier Ownership and Control Regulations pursuant to the Telecommunications Act (Canada).

The Non-Voting Participating Preferred Shares have no par value.
Director Voting Preferred Shares
The rights, privileges and conditions of the Director Voting Preferred Shares are identical in all respects to those of the Common Shares, except for the following:
•
The holders of Director Voting Preferred Shares are entitled to receive notice of and to attend all meetings of the shareholders of Telesat at which directors of Telesat are to be elected. The holders of the Director Voting Preferred Shares are not entitled to attend meetings of the shareholders of Telesat and have no right to vote on any matter other than the election of directors of Telesat.

•
The holders of Director Voting Preferred Shares are entitled to receive annual non-cumulative dividends of $10 per share if declared by the Board of Directors of Telesat, in priority to the payment of dividends on the Common Shares, Voting Participating Preferred Shares, Non-Voting Participating Preferred Shares, Redeemable Common Shares, and Redeemable Non-Voting Participating Preferred Shares, but after payment of any accrued dividends on the Senior Preferred Shares.

•
The Director Voting Preferred Shares are redeemable at the option of Telesat, at any time, at a redemption price of $10 per share.

The Director Voting Preferred Shares have a nominal stated value.
25.
GOVERNMENT GRANT

In May 2019, Telesat entered into an agreement for a non-refundable government contribution of a value up to $85 million to July 31, 2023 relating to the Lightspeed constellation.
For the year ended December 31, 2020, Telesat recorded $12.0 million relating to the agreement (December 31, 2019 — $5.0 million).
26.
CAPITAL DISCLOSURES

Telesat is a privately held company. Telesat’s financial strategy is designed to maintain compliance with the financial covenant under its Senior Secured Credit Facilities (Note 23), and to maximize returns to its shareholders and other stakeholders. Telesat meets these objectives through regular monitoring of the financial covenant and operating results on a quarterly basis. Telesat’s overall financial strategy remains unchanged from 2019.
Telesat defines its capital as shareholders’ equity (comprising issued share capital, accumulated earnings and excluding reserves) and debt financing (comprising indebtedness and excluding deferred financing costs and prepayment options and loss on repayment as defined in Note 23).
Telesat’s capital at the end of the year was as follows:
As at December 31,	2020	2019
Shareholders’ equity (excluding reserves)	$1,422,212	$1,185,950
Debt financing (excluding deferred financing costs, prepayment options and loss on repayment (December 31, 2019 – deferred financing costs and prepayment options))	$3,184,832	$3,713,192

If the Revolving Facility is drawn by more than 35% of the credit facility amount, the Senior Secured Credit Facilities require Telesat Canada to comply with a first lien net leverage ratio test. As at December 31, 2020, the first lien net leverage ratio was 3.43:1.00 (December 31, 2019 — 3.72:1.00), which was less than the maximum test ratio of 5.75:1.00. If the Revolving Facility is drawn, the former senior secured credit facilities required Telesat Canada to comply with a first lien net leverage ratio test.
Telesat’s operating results are tracked against budget on a regular basis, and this analysis is reviewed by senior management. Telesat partly manages its interest rate risk due to variable interest rate debt through the use of interest rate swaps (Note 27).
27.
FINANCIAL INSTRUMENTS

Measurement of Risks
Telesat, through its financial assets and liabilities, is exposed to various risks. The following analysis provides a measurement of risks as at December 31, 2020.
Credit risk
Credit risk is the risk that a counterparty to a financial asset will default, resulting in Telesat incurring a financial loss. As at December 31, 2020, the maximum exposure to credit risk is equal to the carrying value of the financial assets which totaled $924.2 million (December 31, 2019 — $1,149.2 million).
Cash and cash equivalents are invested with high quality investment grade financial institutions and are governed by Telesat’s corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade, mainly U.S. dollar and Canadian dollar denominated investments.
Telesat has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks related to trade accounts receivable. Telesat’s standard payment terms are 30 days with interest typically charged on balances remaining unpaid at the end of standard payment terms. Telesat’s historical experience with customer defaults has been minimal. As at December 31, 2020, North American and International customers made up 50% and 50% of the outstanding trade receivable balance, respectively (December 31, 2019 — 50% and 50%, respectively). Anticipated bad debt losses have been provided for in the allowance for doubtful accounts. The allowance for doubtful accounts as at December 31, 2020 was $7.3 million (December 31, 2019 — $1.8 million).
Telesat mitigates the credit risk associated with derivative instruments by entering into them with only high quality financial institutions.
Foreign exchange risk
Telesat’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. Telesat’s main currency exposures lie in its U.S. dollar denominated cash and cash equivalents, trade and other receivables, trade and other payables and indebtedness with the most significant impact being on the U.S. dollar denominated indebtedness. As at December 31, 2020 and 2019, the entire indebtedness was denominated in U.S. dollars, with the Canadian dollar equivalent of the U.S. dollar denominated indebtedness equaling $3,184.8 million and $3,713.2 million, respectively, before netting of deferred financing costs, prepayment options and loss on repayment (December 31, 2019 — before netting of deferred financing costs and prepayment option).
As at December 31, 2020, the impact of a 5 percent increase (decrease) in the value of the Canadian dollar against the U.S. dollar on financial assets and liabilities would have decreased (increased) net income by $158.5 million (December 31, 2019 — $172.9 million) and increased (decreased) other comprehensive income by $35.6 million (December 31, 2019 — $30.9 million). This analysis assumes that all other variables, in particular interest rates, remain constant.

Interest rate risk
Telesat is exposed to interest rate risk on its cash and cash equivalents and its indebtedness. The interest rate risk on the indebtedness is from a portion of the indebtedness having a variable interest rate. Changes in the interest rates could impact the amount of interest that Telesat is required to pay or receive.
In October 2017, Telesat entered into four interest rate swaps to hedge the interest rate risk associated with the variable interest rate on $1,800.0 million of the U.S. denominated Term Loan B at fixed interest rates, excluding applicable margins, ranging from 1.72% to 2.04%. As at December 31, 2020, two interest rate swaps of US$450 million each, with expiration terms of September 2021 and September 2022, were outstanding to hedge the interest rate risk associated with the variable interest rate on the U.S. denominated Term Loan B at fixed interest rates, excluding applicable margins, of 1.95% and 2.04%.
If the interest rates on the variable rate indebtedness change by 0.25%, the result would be an increase or decrease to net income of $4.1 million for the year ended December 31, 2020 (December 31, 2019 — $2.0 million).
Liquidity risk
Telesat maintains credit facilities to ensure it has sufficient funds available to meet current and foreseeable financial requirements.
The contractual maturities of financial liabilities as at December 31, 2020 were as follows:
	Carrying amount	Contractual cash flows (undiscounted)	2021	2022	2023	2024	2025	Thereafter
Trade and other payables	$30,091	$30,091	$30,091	$—	$—	$—	$—	$—
Customer and other deposits	1,614	1,614	1,270	17	83	17	83	144
Satellite performance incentive payments	37,948	47,296	9,316	8,360	7,518	5,918	3,133	13,051
Other financial liabilities	2,116	2,116	2,116	—	—	—	—	—
Interest rate swaps	18,029	18,330	12,709	5,621	—	—	—	—
Indebtedness(1)	3,196,504	4,013,282	129,552	129,359	129,358	129,453	128,404	3,367,156
	$3,286,302	$4,112,729	$185,054	$143,357	$136,959	$135,388	$131,620	$3,380,351

(1)
Indebtedness excludes deferred financing costs, prepayment options and loss on repayment.

The interest payable and interest payments included in the carrying value and contractual cash flows, respectively, in the above table, were as follows:
	Interest payable	Interest payments
Satellite performance incentive payments	$374	$9,558
Indebtedness	$11,672	$828,450

Financial assets and liabilities recorded on the balance sheets and the fair value hierarchy levels used to calculate those values were as follows:
As at December 31, 2020	FVTPL	Amortized cost	Total	Fair value	Fair value hierarchy
Cash and cash equivalents	$—	$818,378	$818,378	$818,378	Level 1
Trade and other receivables	—	51,928	51,928	51,928	(3)
Other current financial assets	—	448	448	448	Level 1
Other long-term financial assets(1)	30,266	23,159	53,425	53,425	Level 1,
					Level 2
Trade and other payables	—	(30,091)	(30,091)	(30,091)	(3)
Other current financial liabilities	(12,581)	(23,299)	(35,880)	(37,921)	Level 2
Other long-term financial liabilities	(5,448)	(30,051)	(35,499)	(36,357)	Level 2
Indebtedness(2)	—	(3,184,832)	(3,184,832)	(3,214,543)	Level 2
	$12,237	$(2,374,360)	$(2,362,123)	$(2,394,733)
As at December 31, 2019	FVTPL	Amortized cost	Total	Fair value	Fair value hierarchy
Cash and cash equivalents	$—	$1,027,222	$1,027,222	$1,027,222	Level 1
Trade and other receivables	—	64,062	64,062	64,062	(3)
Other current financial assets	—	210	210	210	Level 1
Other long-term financial assets(1)	32,821	24,909	57,730	57,730	Level 1,
					Level 2
Trade and other payables	—	(26,247)	(26,247)	(26,247)	(3)
Other current financial liabilities	(3,206)	(35,075)	(38,281)	(40,748)	Level 2
Other long-term financial liabilities	(4,710)	(37,801)	(42,511)	(42,493)	Level 2
Indebtedness(2)	—	(3,713,192)	(3,713,192)	(3,760,656)	Level 2
	$24,905	$(2,695,912)	$(2,671,007)	$(2,720,920)

(1)
Other long-term financial assets classified as fair value through profit or loss were calculated using level 2 of the fair value hierarchy. All other balances were calculated using level 1 of the fair value hierarchy.

(2)
Indebtedness excludes deferred financing costs, prepayment options and loss on repayment (December 31, 2019 — deferred financing costs and prepayment option).

(3)
Trade and other receivables and trade and other payables approximate fair value due to the short-term maturity of these instruments.

Assets pledged as security
The Senior Secured Credit Facilities and Senior Secured Notes are secured by substantially all of Telesat’s assets excluding the assets of unrestricted subsidiaries.
Fair Value
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market under current market conditions at the measurement date. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, Telesat determines fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.

The fair value hierarchy is as follows:
Level 1 is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that Telesat can access at the measurement date.
Level 2 is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially all of the full term of the assets or liabilities.
Level 3 is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.
Estimates of fair values are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.
The carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables approximate fair value due to the short-term maturity of these instruments. As at December 31, 2020, cash and cash equivalents included $130.4 million (December 31, 2019 — $484.7 million) of short-term investments.
The fair value of the satellite performance incentive payments, included in other current and long-term financial liabilities, was determined using a discounted cash flow methodology. The calculation is performed on a recurring basis. As at December 31, 2020 and 2019, the discount rate used was 4.4% and 5.2%, respectively.
The fair value of the indebtedness was based on transactions and quotations from third parties considering market interest rates and excluding deferred financing costs, prepayment options and loss on repayment (December 31, 2019 — deferred financing costs and prepayment options). The calculation of the fair value of the indebtedness is performed on a recurring basis. The rates used were as follows:
As at December 31,	2020	2019
Term Loan B – U.S. Facility – Senior Secured Credit Facilities	98.88%	100.25%
Senior Notes	104.76%	104.25%
Senior Secured Notes	103.64%	102.10%
Fair value of derivative financial instruments
Derivatives were valued using a discounted cash flow methodology. The calculations of the fair value of the derivatives are performed on a recurring basis.
Interest rate swap future cash flows were determined based on current yield curves and exchange rates and then discounted based on discount curves.
Prepayment option cash flows were calculated with a third party option valuation model which is based on the current price of the debt instrument and discounted based on a discount curve.
The discount rates used to discount cash flows as at December 31, 2020 ranged from 0.08% to 0.54% (December 31, 2019 — 1.45% to 1.91%).

The fair value of the derivative assets and liabilities was calculated based on the level 2 of the fair value hierarchy. The current and long-term portions of the fair value of Telesat’s derivative assets and liabilities, as at each balance sheet date, were as follows:
As at December 31, 2020	Other long- term financial assets	Other current financial liabilities	Other long- term financial liabilities	Total
Interest rate swaps	$—	$(12,581)	$(5,448)	$(18,029)
Prepayment options	30,266	—	—	30,266
	$30,266	$(12,581)	$(5,448)	$12,237
As at December 31, 2019	Other long- term financial assets	Other current financial liabilities	Other long- term financial liabilities	Total
Interest rate swaps	$—	$(3,206)	$(4,710)	$(7,916)
Prepayment options	32,821	—	—	32,821
	$32,821	$(3,206)	$(4,710)	$24,905
The reconciliation of the fair value of derivative assets and liabilities was as follows:
Fair value, December 31, 2018 and January 1, 2019	$46,795
Derivatives recognized at inception
Prepayment option – Senior Notes	17,829
Prepayment option – Senior Secured Notes	10,562
Unrealized gains (losses) on derivatives
Interest rate floor	5,368
Prepayment options	(12,391)
Interest rate swaps	(42,649)
Impact of foreign exchange	(609)
Fair value, December 31, 2019	24,905
Unrealized losses on derivatives
Prepayment options	(2,308)
Interest rate swaps	(10,807)
Impact of foreign exchange	447
Fair value, December 31, 2020	$12,237

28.
SHARE-BASED COMPENSATION PLANS

Telesat Canada Stock Incentive Plans
In September 2008 and April 2013, Telesat adopted share-based compensation plans (the “stock incentive plans”) for certain key employees of Telesat and its subsidiaries. The stock incentive plans provide for the grant of up to 17,505,045 options, to purchase Non-Voting Participating Preferred Shares of Telesat Canada, convertible into Common Shares as detailed in the table below.
Year authorized	Quantity
2008	8,824,646
2013	4,036,729
2015	62,404
2017	350,000
2018	3,280,000
2019	500,000
2020	451,266
Of the stock options authorized and issued in 2018, 780,000 vest over three-year period with the vesting period commencing on January 1, 2018 and 2,500,000 vest over a five-year period with the vesting period commencing on November 1, 2017.
In addition, in 2018, Telesat authorized the issuance of 200,000 restricted share units expected to be settled in Non-Voting Participating Preferred Shares. The restricted share units vest over a three-year period with a vesting period commencing on January 1, 2018.
Under the stock incentive plans, two different types of stock options can be granted: time-vesting options and performance-vesting options. The time-vesting options generally become vested and exercisable over a five-year period by 20% annual increments. The performance-vesting options become vested and exercisable over a five-year period, provided that Telesat has achieved or exceeded an annual or cumulative target consolidated EBITDA established by the Board of Directors. The exercise period of the stock options expires 10 years from the grant date. The exercise price of each share underlying the options will be the higher of a fixed price, established by the Board of Directors on the grant date, and the fair market value of a Non-Voting Participating Preferred Share on the grant date. Both plans authorize the Board of Directors to grant tandem SARs, at their discretion.
Telesat expenses the fair value of stock options that are expected to vest over the vesting period using the Black-Scholes option pricing model. The share-based compensation expense is included in operating expenses.

The change in number of stock options outstanding and their weighted average exercise price were as follows:
	Time vesting option plans		Performance vesting option plans
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at December 31, 2018 and January 1, 2019	7,102,864	$25.56	432,102	$11.07
Granted	522,372		—
Forfeited	(62,499)		—
Exercised (Note 24)	(18,120)		(22,149)
Expired	—		—
Outstanding at December 31, 2019 and January 1, 2020	7,544,617	$25.63	409,953	$11.07
Granted	650,000		—
Forfeited	(246,049)		(3,691)
Exercised	—		—
Expired	—		—
Outstanding at December 31, 2020	7,948,568	$25.83	406,262	$11.07
The movement in the number of restricted share units outstanding was as follows:
Outstanding, January 1, 2019	200,000
Settled	(66,667)
Outstanding, December 31, 2019 and January 1, 2020	133,333
Settled	(66,667)
Outstanding, December 31, 2020	66,666
The quantity of stock options that are exercisable and the weighted average remaining life were as follows:
As at December 31,	2020	2019
Time vesting option plans	5,779,565	4,762,335
Performance vesting option plans	406,266	409,953
Weighted average remaining life	6 years	7 years
The share-based compensation expense included in the consolidated statements of income (loss) was as follows:
Years ended December 31,	2020	2019	2018
Operating expenses	$12,500	$16,035	$29,505
The weighted average assumptions used to determine the share-based compensation expense for stock options using the Black-Scholes option pricing model were as follows:
	2020	2019	2018
Dividend yield	—%	—%	—%
Expected volatility	32.7%	32.4%	31.7%
Risk-free interest rate	2.79%	2.93%	2.94%
Expected life (years)	10	10	10
The expected volatility is based on the historical volatility of comparable publicly listed entities.
The weighted average fair value of the stock options granted during 2020 was $12.29 (2019 — $12.84).

29.
EMPLOYEE BENEFIT PLANS

The expenses included on the consolidated statements of income (loss) and the consolidated statements of comprehensive income (loss) were as follows:
	Pension plans			Other post-employment benefit plans
Years ended December 31,	2020	2019	2018	2020	2019	2018
Consolidated statements of income (loss)
Operating expenses	$7,188	$6,198	$6,345	$145	$116	$276
Interest expense	$423	$524	$658	$746	$815	$830
Consolidated statements of comprehensive income (loss)
Actuarial losses (gains) on employee benefit plans	$11,390	$(3,325)	$(4,555)	$2,303	$2,191	$(3,200)
In October 2013, Telesat ceased to allow new employees to join certain defined benefit plans, except under certain circumstances, and commenced a defined contribution pension plan for new employees.
Telesat made contributions of $1.9 million for various defined contribution arrangements during 2020 (December 31, 2019 — $1.2 million).
Telesat’s funding policy is to make contributions to its defined benefit pension funds based on actuarial cost methods as permitted and required by pension regulatory bodies. Contributions reflect actuarial assumptions concerning future investment returns, salary projections and future service benefits. Plan assets are represented primarily by Canadian and foreign equity securities, fixed income instruments and short-term investments.
Telesat provides certain health care and life insurance benefits for some of its retired employees and their dependents. Participants are eligible for these benefits generally when they retire from active service and meet the eligibility requirements for the pension plan. These benefits are funded primarily on a pay-as-you-go basis, with the retiree generally paying a portion of the cost through contributions, deductibles and coinsurance provisions.
The balance sheet obligations, distributed between pension and other post-employment benefits, included in other long-term liabilities (Note 22) were as follows:
As at December 31,	2020	2019
Pension benefits	$22,070	$8,566
Other post-employment benefits	25,914	23,508
Accrued benefit liabilities	$47,984	$32,074
The amounts recognized in the balance sheets and the funded statuses of the benefit plans were as follows:
	2020		2019
As at December 31,	Pension	Other	Pension	Other
Present value of funded obligations	$375,222	$—	$331,737	$—
Fair value of plan assets	(354,385)	—	(324,257)	—
	20,837	—	7,480	—
Present value of unfunded obligations	1,233	25,914	1,086	23,508
Accrued benefit liabilities	$22,070	$25,914	$8,566	$23,508

The changes in the benefit obligations and in the fair value of plan assets were as follows:
	Pension	Other	Total
Change in benefit obligations
Benefit obligation, January 1, 2020	$332,823	$23,508	$356,331
Current service cost	6,695	145	6,840
Interest expense	10,723	746	11,469
Remeasurements
Actuarial losses arising from plan experience	2,212	184	2,396
Actuarial losses from change in demographic assumptions	—	11	11
Actuarial losses from changes in financial assumptions	33,278	2,108	35,386
Benefits paid	(10,294)	(726)	(11,020)
Contributions by plan participants	1,018	—	1,018
Foreign exchange	—	(62)	(62)
Benefit obligation, December 31, 2020	376,455	25,914	402,369
Change in fair value of plan assets
Fair value of plan assets, January 1, 2020	(324,257)	—	(324,257)
Contributions by plan participants	(1,018)	—	(1,018)
Contributions by employer	(5,497)	(726)	(6,223)
Interest income	(10,300)	—	(10,300)
Benefits paid	10,294	726	11,020
Remeasurements
Return on plan assets, excluding interest income	(24,100)	—	(24,100)
Administrative costs	493	—	493
Fair value of plan assets, December 31, 2020	(354,385)	—	(354,385)
Accrued benefit liabilities, December 31, 2020	$22,070	$25,914	$47,984
Change in benefit obligations
Benefit obligation, January 1, 2019	$293,969	$21,330	$315,299
Current service cost	5,701	116	5,817
Interest expense	11,241	815	12,056
Remeasurements
Actuarial losses arising from plan experience	1,773	235	2,008
Actuarial losses from change in demographic assumptions	—	16	16
Actuarial losses from changes in financial assumptions	28,531	1,940	30,471
Benefits paid	(9,483)	(758)	(10,241)
Contributions by plan participants	1,091	—	1,091
Foreign exchange	—	(186)	(186)
Benefit obligation, December 31, 2019	332,823	23,508	356,331

	Pension	Other	Total
Change in fair value of plan assets
Fair value of plan assets, January 1, 2019	(283,064)	—	(283,064)
Contributions by plan participants	(1,091)	—	(1,091)
Contributions by employer	(5,736)	(758)	(6,494)
Interest income	(10,717)	—	(10,717)
Benefits paid	9,483	758	10,241
Remeasurements
Return on plan assets, excluding interest income	(33,629)	—	(33,629)
Administrative costs	497	—	497
Fair value of plan assets, December 31, 2019	(324,257)	—	(324,257)
Accrued benefit liabilities, December 31, 2019	$8,566	$23,508	$32,074

The weighted average duration of the defined benefit obligation as at December 31, 2020 is 16 years for the defined benefit pension plans and 15 years for the other post-employment benefit plans. The weighted average duration of the current service cost as at December 31, 2020 is 23 years for the defined benefit pension plans and 28 years for the other post-employment benefit plans.
The estimated future benefit payments for the defined benefit pension plans and other post-employment benefit plans until 2030 are as follows:
	Pension	Other
2021	$11,519	$901
2022	$12,096	$936
2023	$12,790	$972
2024	$13,558	$1,008
2025	$14,433	$1,044
2026 to 2030	$80,999	$6,620
Benefit payments include obligations to 2030 only as obligations beyond this date are not quantifiable.
The fair value of the plan assets were allocated as follows between the various types of investments:
As at December 31,	2020	2019
Equity securities
Canada	22.9%	22.3%
United States	19.7%	19.8%
International (other than United States)	14.3%	14.1%
Fixed income instruments
Canada	41.0%	41.2%
Cash and cash equivalents
Canada	2.1%	2.6%
The investments are made in accordance with the Statement of Investment Policies and Procedures. The Statement of Investment Policies and Procedures is reviewed on an annual basis by the Management Level Pension Fund Investment Committee with approval of the policy being provided by the Audit Committee.

The following are the significant assumptions adopted in measuring Telesat’s pension and other benefit obligations:
	Pension	Other	Pension	Other
As at December 31,	2020	2020	2019	2019
Actuarial benefit obligation
Discount rate	2.60%	2.00% to 2.60%	3.20%	2.95% to 3.20%
Benefit costs for the year ended
Discount rate	3.20%	2.95% to 3.20%	3.90%	3.90% to 4.00%
Future salary growth	2.50%	N/A	2.50%	N/A
Health care cost trend rate	N/A	3.49% to 5.49%	N/A	3.49% to 5.49%
Other medical trend rates	N/A	4.00% to 4.56%	N/A	4.00% to 4.56%
For certain Canadian post-retirement plans the above trend rates are applicable for 2020 to 2029 which will decrease linearly to 4.75% in 2029 and grading down to an ultimate rate of 3.57% per annum in 2040 and thereafter.
Sensitivity of assumptions
The calculation of the defined benefit obligation is sensitive to the assumptions set out above. The following table summarizes how the impact on the defined benefit obligation as at December 31, 2020 and 2019 would have increased or decreased as a result of the change in the respective assumptions by one percent.
	Pension		Other
As at December 31, 2020	1% increase	1% decrease	1% increase	1% decrease
Discount rate	$(53,058)	$67,549	$(3,486)	$4,351
Future salary growth	$10,423	$(9,165)	N/A	N/A
Medical and dental trend rates	N/A	N/A	$2,222	$(1,839)
	Pension		Other
As at December 31, 2019	1% increase	1% decrease	1% increase	1% decrease
Discount rate	$(45,385)	$57,745	$(2,751)	$3,576
Future salary growth	$9,856	$(8,874)	N/A	N/A
Medical and dental trend rates	N/A	N/A	$2,018	$(1,531)
The above sensitivities are hypothetical and should be used with caution. Changes in amounts based on a one percent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in amounts may not be linear. The sensitivities have been calculated independently of changes in other key variables. Changes in one factor may result in changes in another, which could amplify or reduce certain sensitivities.
Telesat expects to make contributions of $4.1 million to the defined benefit plans and $0.6 million to the defined contribution plan of Telesat Canada during the next fiscal year.
30.
SUPPLEMENTAL CASH FLOW INFORMATION

Cash and cash equivalents were comprised of the following:
As at December 31,	2020	2019	2018
Cash	$687,967	$542,537	$342,874
Short-term investments(1)	130,411	484,685	425,559
Cash and cash equivalents	$818,378	$1,027,222	$768,433

(1)
Consisted of short-term investments with an original maturity of three months or less or which are available on demand with no penalty for early redemption.

Income taxes paid, net of income taxes received was comprised of the following:
Years ended December 31,	2020	2019	2018
Income taxes paid	$(53,842)	$(101,952)	$(109,193)
Income taxes received	399	6,497	2,885
	$(53,443)	$(95,455)	$(106,308)
Interest paid, net of capitalized interest and interest received was comprised of the following:
Years ended December 31,	2020	2019	2018
Interest paid	$(188,969)	$(195,671)	$(207,339)
Interest received	8,997	19,559	11,802
Capitalized interest	—	—	19,120
	$(179,972)	$(176,112)	$(176,417)
The reconciliation of the liabilities arising from financing activities was as follows:
	Indebtedness	Satellite performance incentive payments	Lease liabilities
Balance as at January 1, 2020	$3,712,799	$46,951	$28,582
Cash outflows	(453,592)	(9,031)	(1,793)
Loss on repayment (Note 23)	2,284	—	—
Amortization of deferred financing costs, prepayment options and loss on repayment	428	—	—
Non-cash additions	—	—	2,788
Interest paid	—	—	(1,649)
Interest accrued	—	—	1,349
Other	—	182	(91)
Impact of foreign exchange	(74,767)	(528)	(135)
Balance as at December 31, 2020	$3,187,152	$37,574	$29,051
	Indebtedness	Satellite performance incentive payments	Lease liabilities
Balance as at January 1, 2019	$3,724,228	$58,913	$369
Cash outflows	(3,743,465)	(9,644)	(1,252)
Cash inflows	3,786,082	—	—
Write-off of deferred financing costs, interest rate floor, prepayment option and net gain on repricing/repayment (Note 23)	107,065	—	—
Amortization of deferred financing costs, interest rate floor, prepayment options and net gain on repricing/repayment	22,461	—	—
Debt issue costs	(28,082)	—	—
Debt issue costs accrued	(573)
Prepayment option at inception – Senior Notes	17,829	—	—
Prepayment option at inception – Senior Secured Notes	10,562	—	—
Cumulative effect adjustment	—	—	26,851
Non-cash additions	—	—	2,775
Interest paid	—	—	(984)
Interest accrued	—	—	1,288
Other	—	296	(236)
Impact of foreign exchange	(183,308)	(2,614)	(229)
Balance as at December 31, 2019	$3,712,799	$46,951	$28,582

	Indebtedness	Satellite performance incentive payments	Capital leases
Balance as at January 1, 2018	$3,543,377	$62,961	$369
Debt repricing costs	(10,190)	—	—
Cash outflows	(94,951)	(9,037)	(29)
Amortization of deferred financing costs, interest rate floor, prepayment option and net gain on repricing/repayment	22,497	—	—
Loss on voluntary payment (Note 23)	2,828	—	—
Gain on repricing (Note 24)	(6,901)	—	—
Cumulative effect adjustment (Note 23)	(36,072)	—	—
Other	—	191	—
Impact of foreign exchange	303,640	4,798	29
Balance as at December 31, 2018	$3,724,228	$58,913	$369
The net change in operating assets and liabilities was comprised of the following:
As at December 31,	2020	2019	2018
Trade and other receivables	$(4,173)	$(16,113)	$22,056
Financial assets	161	(3,897)	(210)
Other assets	(7,286)	(13,183)	371
Trade and other payables	1,860	1,685	(4,695)
Financial liabilities	(651)	(2,125)	(1,026)
Other liabilities	25,107	19,691	72,317
	$15,018	$(13,942)	$88,813
Non-cash investing activities were comprised of:
Years ended December 31,	2020	2019	2018
Satellites, property and other equipment	$2,963	$29,234	$3,795
Intangible assets	$—	$(3,263)	$3,635

31.
COMMITMENTS AND CONTINGENT LIABILITIES

The following were Telesat’s off-balance sheet contractual obligations as at December 31, 2020:
	2021	2022	2023	2024	2025	Thereafter	Total
Property leases	$1,141	$1,079	$1,065	$1,051	$969	$12,455	$17,760
Capital commitments	32,055	35,057	86,785	—	—	—	153,897
Other operating commitments	32,681	6,483	5,000	4,244	3,808	11,438	63,654
	$65,877	$42,619	$92,850	$5,295	$4,777	$23,893	$235,311
Property leases consisted of off-balance sheet contractual obligations for land or building usage, while capital commitments included commitments for capital projects. Other operating commitments consisted of third party satellite capacity arrangements as well as other commitments that are not categorized as property leases or capital commitments. Telesat’s off-balance sheet obligations included the future minimum payments for the non-cancellable period of each respective obligation, which have various terms and expire between 2021 to 2039.
Certain variable costs associated with the capitalized leases have been included in property leases commitments with a termination date co-terminus with the lease liability.

Telesat has entered into contracts for the development of the Lightspeed constellation and other capital expenditures. The total outstanding commitments as at December 31, 2020 were included in capital commitments.
Telesat has agreements with various customers for prepaid revenue on several service agreements which take effect when the satellite is placed in service. Telesat is responsible for operating and controlling these satellites. As at December 31, 2020, customer prepayments of $414.1 million (December 31, 2019 — $440.3 million), a portion of which is refundable under certain circumstances, were reflected in other current and long-term liabilities.
In the normal course of business, Telesat has executed agreements that provide for indemnification and guarantees to counterparties in various transactions. These indemnification undertakings and guarantees may require Telesat to compensate the counterparties for costs and losses incurred as a result of certain events including, without limitation, loss or damage to property, change in the interpretation of laws and regulations (including tax legislation), claims that may arise while providing services, or as a result of litigation that may be suffered by the counterparties. The nature of substantially all of the indemnification undertakings prevents Telesat from making a reasonable estimate of the maximum potential amount Telesat could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, Telesat has not made any significant payments under such indemnifications.
Telesat and Loral have entered into an indemnification agreement whereby Loral will indemnify Telesat for tax liabilities for taxation years prior to 2007 related to Loral Skynet operations. Likewise, Telesat will indemnify Loral for the settlement of tax receivables for taxation years prior to 2007.
Legal Proceedings
Telesat participates from time to time in legal proceedings arising in the normal course of its business.
Telesat previously received assessments from Brazilian tax authorities alleging that additional taxes are owed on revenue earned for the period 2003 to 2018. In September 2020, the Brazilian tax authority issued an additional assessment for 2015 for an amount, including interest and penalties, of $22 million. The total disputed amount for the period 2003 to 2018, including interest and penalties, is now $77 million. The disputes relate to the Brazilian tax authorities’ characterization of revenue. Telesat has challenged the assessments. Telesat believes the likelihood of an unfavorable outcome in these disputes is remote and, as such, no reserve has been established.
The Canadian tax authorities previously assessed Telesat for $9 million relating to transfer pricing issues for the years 2009 and 2012. In November 2020, the Canadian tax authority issued additional assessments for 2013 and 2014 for an amount, including interest, of $4 million. All disputes relate to the Canadian tax authorities’ repricing of certain transactions between Telesat and its subsidiaries. Telesat has paid 50% of the outstanding amounts in order to formally object to the assessments. Telesat believes the likelihood of an unfavorable outcome in these disputes is remote and, as such, no reserve has been established.
Other than the legal proceedings disclosed above, Telesat is not aware of any proceedings outstanding or threatened as of the date hereof by or against it or relating to its business which may have, or have had in the recent past, significant effects on Telesat’s financial position or profitability.

32.
SUBSIDIARIES

The list of significant companies included in the scope of consolidation as at December 31, 2020 was as follows:
Company	Country	Method of Consolidation	% voting rights
Infosat Communications LP	Canada	Fully consolidated	100
Telesat Spectrum General Partnership	Canada	Fully consolidated	100
Telesat LEO Holdings Inc.	Canada	Fully consolidated	100
Telesat Technology Corporation	Canada	Fully consolidated	100
Telesat Spectrum Corporation	Canada	Fully consolidated	100
Telesat Spectrum Holdings Corporation	Canada	Fully consolidated	100
Skynet Satellite Corporation	United States	Fully consolidated	100
Telesat Network Services, Inc.	United States	Fully consolidated	100
The SpaceConnection Inc.	United States	Fully consolidated	100
Telesat Satellite LP	United States	Fully consolidated	100
Telesat LEO Inc.	United States	Fully consolidated	100
Telesat US Services, LLC	United States	Fully consolidated	100
Infosat Able Holdings, Inc.	United States	Fully consolidated	100
Telesat Brasil Capacidade de Satélites Ltda.	Brazil	Fully consolidated	100
Telesat (IOM) Limited	Isle of Man	Fully consolidated	100
Telesat International Limited	United Kingdom	Fully consolidated	100
Apart from Telesat Technology Corporation, Telesat Spectrum Corporation and Telesat Spectrum Holdings Corporation, which were incorporated in 2020, the percentage of voting rights and method of consolidation were the same as at December 31, 2019.
33.
RELATED PARTY TRANSACTIONS

Telesat’s immediate shareholders are Red Isle Private Investment Inc. (“Red Isle”), a company incorporated in Canada, Loral Holdings Corporation (“Loral Holdings”), a company incorporated in the United States and various individuals. Red Isle is wholly-owned by PSP Investments, a Canadian Crown corporation. Loral Holdings is a wholly-owned subsidiary of Loral, a United States publicly listed company.
Transactions with subsidiaries
Telesat and its subsidiaries regularly engage in inter-group transactions. These transactions include the purchase and sale of satellite services and communications equipment, providing and receiving network and call centre services, access to orbital slots and management services. The transactions have been entered into over the normal course of operations. Balances and transactions between Telesat and its subsidiaries have been eliminated on consolidation and therefore have not been disclosed.
Compensation of executives and Board level directors
Year ended December 31,	2020	2019	2018
Short-term benefits (including salaries)	$13,058	$11,051	$16,853
Special payments(1)	710	948	2,904
Post-employment benefits	2,180	2,773	2,510
Share-based payments	12,373	15,649	29,016
	$28,321	$30,421	$51,283

(1)
Balance relates to the special cash distribution effective January 25, 2017.

Key management personnel-stock options
In June 2018, 95,363 SARS were exercised by a member of key management personnel for 39,488 Non-Voting Participating Preferred shares, on a net settlement basis.
During 2018, Telesat issued 3,630,000 time-vesting options to certain key management personnel. Of this balance, 2,850,000 options vest over a five-year period, while 780,000 vest over a three-year period. In addition, 200,000 RSUs were granted during 2018 which vest over a three-year period and are expected to be settled with Non-Voting Participating Preferred shares.
During 2019, Telesat issued 500,000 time-vesting options to certain key management personnel, which vest over a five-year period.
In January 2019, 40,269 SARS were exercised by a member of key management personnel for 14,846 Non-Voting Participating Preferred Shares, on a net settlement basis.
In December 2019, 66,667 RSUs were settled in exchange for 30,980 Non-Voting Participating Preferred Shares, on a net settlement basis.
In December 2020, 66,667 RSUs were settled in exchange for 30,980 Non-Voting Participating Preferred Shares, on a net settlement basis.
In December 2020, Telesat issued 650,000 time-vesting options to certain key management personnel, which vest over a five-year period.
Transactions with related parties
Telesat and certain of its subsidiaries regularly engage in transactions with related parties. Telesat’s related parties include Loral and Red Isle. The transactions have been entered into over the normal course of operations. There were no transactions or balances with Red Isle during any of the years presented.
During the years presented below, Telesat and its subsidiaries entered into the following transactions with Loral.
	Sale of goods and services, interest income			Purchase of goods and services, interest expense
Years ended December 31,	2020	2019	2018	2020	2019	2018
Revenue	$133	$133	$128	$—	$—	$—
Operating expenses	$—	$—	$—	$6,712	$6,645	$6,456
The following balances were outstanding with Loral at the end of the years presented below:
	Amounts owed by related parties		Amounts owed to related parties
At December 31,	2020	2019	2020	2019
Current receivables/payables	$—	$—	$105	$204
The amounts outstanding are unsecured and will be settled in cash.
Other related party transactions
Telesat funds certain defined benefit pension plans. Contributions made to the plans for the year ended December 31, 2020 were $5.5 million (December 31, 2019 — $5.7 million).

TELESAT CORPORATION
UNAUDITED BALANCE SHEETS
AS AT SEPTEMBER 30, 2021 AND DECEMBER 31, 2020
(in Canadian dollars)	Note	September 30, 2021	December 31, 2020
Assets
Current assets
Cash		$500	$500
Shareholder’s equity
Share capital	4	$500	$500
See accompanying notes to the unaudited balance sheets

TELESAT CORPORATION
NOTES TO THE UNAUDITED BALANCE SHEETS
SEPTEMBER 30, 2021
1.   BACKGROUND OF TELESAT CORPORATION
Telesat Corporation (“Telesat Corporation”) was incorporated under the British Columbia Business Corporations Act on October 21, 2020. Telesat Corporation has not commenced operations and has no assets. Telesat Corporation has its registered office located at Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.
There was no activity in Telesat Corporation from the period of incorporation on October 21, 2020 through December 31, 2020 and for the nine-month period ended September 30, 2021, and therefore, no statement of comprehensive income, statement of changes in shareholder’s equity or the statement of cash flows has been presented.
Unless the context states or requires otherwise, references herein to the “financial statements” or similar terms refer to the unaudited balance sheets of Telesat Corporation.
The balance sheet was authorized for issue by the sole director of Telesat Corporation on November 8, 2021.
2.   BASIS OF PRESENTATION
Statement of Compliance
The balance sheets have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
3.   SIGNIFICANT ACCOUNTING POLICIES
The balance sheet is presented in Canadian dollars and was prepared on a going concern basis, under the historical cost convention.
The principal accounting policies applied in the preparation of the balance sheet are set out below.
Cash
Cash consists of proceeds generated on the issuance of super voting shares without par value in the capital of Telesat Corporation (the “Telesat Corporation Super Voting Shares”).
Equity instruments
An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by Telesat Corporation are recorded at the proceeds received, net of direct issue costs.
Future Changes in Accounting Policies
The IASB periodically issues new and amended accounting standards. There are no new and amended standards determined to be applicable to Telesat Corporation.
4.   SHARE CAPITAL
On October 21, 2020, Telesat Corporation issued 50 Telesat Corporation Super Voting Shares to its incorporator for $500.
There were no further share issuances for the period October 21, 2020 through December 31, 2020 or for the nine-month period ended September 30, 2021.

Telesat Corporation has authorized the issuance of 50 Telesat Corporation Super Voting Shares.
5.   TRANSACTION AND SUBSEQUENT EVENTS
On November 12, 2020, Telesat Corporation paid $500 to Telesat Partnership LP (“Telesat Partnership”) in exchange for 50 general partnership units in the capital of Telesat Partnership.
On November 23, 2020, Telesat Corporation entered into a Transaction Agreement and Plan of Merger with, Telesat Canada (“Telesat”), Telesat Partnership, Telesat CanHold Corporation, Loral Space & Communications Inc. (“Loral”), Lion Combination Sub Corporation, Public Sector Pension Investment Board (“PSP Investments”) and Red Isle Private Investments Inc. (“Red Isle”). Upon completion, the integration transaction (the “Transaction”) will result in the current stockholders of Loral, PSP Investments (through Red Isle) and the other shareholders in Telesat who sign stockholder contribution agreements or optionholder exchange agreements (principally current or former management) owning approximately the same percentage of equity in Telesat indirectly through Telesat Corporation and/or Telesat Partnership as they currently hold (indirectly in the case of Loral stockholders and PSP Investments) in Telesat, Telesat Corporation becoming the publicly traded general partner of Telesat Partnership and Telesat Partnership indirectly owning all of the economic interests in Telesat, except to the extent that the other shareholders in Telesat elect to retain their direct interest in Telesat.
In furtherance of the Transaction, on April 26, 2021, Telesat Corporation and Telesat Partnership filed a Registration Statement on Form F-4 with the United States Securities and Exchange Commission, which was subsequently amended on May 28, 2021 and June 24, 2021, and declared effective on June 30, 2021. The proxy statement/prospectus included in the Registration Statement on Form F-4 was mailed to Loral’s stockholders in connection with the special meeting of Loral stockholders.
On August 6, 2021, Telesat was notified that the applications filed with the Federal Communications Commission (the “FCC”) for the transfer of control of Telesat’s FCC licenses in connection with the Transaction had been approved. The FCC’s approval is conditioned on Telesat’s and certain of its subsidiaries’ compliance with a Letter of Agreement entered into with the Department of Justice (the “DOJ”) to address certain national security and law enforcement risks identified by the DOJ and certain Executive Branch agencies. Certain other regulatory consents and approvals required to consummate the Transaction are still pending.
On August 23, 2021, Loral Space & Communications Inc. reconvened a special meeting of their stockholders to vote on the Transaction. The Transaction was approved by Loral’s stockholders at the meeting.
On closing of the Transaction, the shares of Telesat Corporation will be listed on the Nasdaq Global Select Market and the parties have also applied for a listing on the Toronto Stock Exchange. The Transaction is expected to close in the fourth quarter of 2021, subject to the receipt of the remaining required regulatory approvals and other customary conditions. There can be no assurance that the Transaction will close as described.

TELESAT CORPORATION AUDITED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholder and the Director of Telesat Corporation
Opinion on the Financial Statements
We have audited the accompanying balance sheet of Telesat Corporation (the “Company”) as of December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
November 9, 2021
We have served as the Company’s auditor since 2020.

TELESAT CORPORATION
BALANCE SHEET
AS OF DECEMBER 31, 2020
(in Canadian dollars)	Note
Assets
Current assets
Cash		$500
Shareholder’s equity
Share capital	4	$500
See accompanying notes to the balance sheet

TELESAT CORPORATION
NOTES TO THE DECEMBER 31, 2020 BALANCE SHEET
1.   BACKGROUND OF TELESAT CORPORATION
Telesat Corporation (“Telesat Corporation”) was incorporated under the British Columbia Business Corporations Act on October 21, 2020. Telesat Corporation has not commenced operations and has no assets. Telesat Corporation has its registered office located at Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.
There was no activity in Telesat Corporation from the period of incorporation on October 21, 2020 through December 31, 2020 and therefore no statement of comprehensive income, statement of changes in shareholder’s equity or the statement of cash flows has been presented.
The balance sheet was authorized for issue by the sole director of Telesat Corporation on November 8, 2021.
2.   BASIS OF PRESENTATION
Statement of Compliance
The balance sheet of Telesat has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
3.   SIGNIFICANT ACCOUNTING POLICIES
The balance sheet is presented in Canadian dollars and was prepared on a going concern basis, under the historical cost convention.
The principal accounting policies applied in the preparation of the balance sheet are set out below.
Cash
Cash consists of proceeds generated on the issuance of super voting shares without par value in the capital of Telesat Corporation (the “Telesat Corporation Super Voting Shares”).
Equity instruments
An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by Telesat Corporation are recorded at the proceeds received, net of direct issue costs.
Future Changes in Accounting Policies
The IASB periodically issues new and amended accounting standards. There are no new and amended standards determined to be applicable to Telesat Corporation.
4.   SHARE CAPITAL
On October 21, 2020, Telesat Corporation issued 50 Telesat Corporation Super Voting Shares to its incorporator for $500.
There were no share issuances for the period from October 21, 2020 through December 31, 2020.
Telesat Corporation has authorized the issuance of 50 Telesat Corporation Super Voting Shares.
5.   TRANSACTION AND SUBSEQUENT EVENTS
On November 12, 2020, Telesat Corporation paid $500 to Telesat Partnership LP (“Telesat Partnership”) in exchange for 50 general partnership units in the capital of Telesat Partnership.

On November 23, 2020, Telesat Corporation entered into a Transaction Agreement and Plan of Merger with, Telesat Canada (“Telesat”), Telesat Partnership, Telesat CanHold Corporation, Loral Space & Communications Inc. (“Loral”), Lion Combination Sub Corporation, Public Sector Pension Investment Board (“PSP Investments”) and Red Isle Private Investments Inc. (“Red Isle”). Upon completion, the integration transaction (the “Transaction”) will result in the current stockholders of Loral, PSP Investments (through Red Isle) and the other shareholders in Telesat who sign stockholder contribution agreements or optionholder exchange agreements (principally current or former management) owning approximately the same percentage of equity in Telesat indirectly through Telesat Corporation and/or Telesat Partnership as they currently hold (indirectly in the case of Loral stockholders and PSP Investments) in Telesat, Telesat Corporation becoming the publicly traded general partner of Telesat Partnership and Telesat Partnership indirectly owning all of the economic interests in Telesat, except to the extent that the other shareholders in Telesat elect to retain their direct interest in Telesat.
In furtherance of the Transaction, on April 26, 2021, Telesat Corporation and Telesat Partnership filed a Registration Statement on Form F-4 with the United States Securities and Exchange Commission, which was subsequently amended on May 28, 2021 and June 24, 2021, and declared effective on June 30, 2021. The proxy statement/prospectus included in the Registration Statement on Form F-4 was mailed to Loral’s stockholders in connection with the special meeting of Loral stockholders.
On August 6, 2021, Telesat was notified that the applications filed with the Federal Communications Commission (the “FCC”) for the transfer of control of Telesat’s FCC licenses in connection with the Transaction had been approved. The FCC’s approval is conditioned on Telesat’s and certain of its subsidiaries’ compliance with a Letter of Agreement entered into with the Department of Justice (the “DOJ”) to address certain national security and law enforcement risks identified by the DOJ and certain Executive Branch agencies. Certain other regulatory consents and approvals required to consummate the Transaction are still pending.
On August 23, 2021, Loral Space & Communications Inc. reconvened a special meeting of their stockholders to vote on the Transaction. The Transaction was approved by Loral’s stockholders at the meeting.
On closing of the Transaction, the shares of Telesat Corporation will be listed on the Nasdaq Global Select Market and the parties have also applied for a listing on the Toronto Stock Exchange. The Transaction is expected to close in the fourth quarter of 2021, subject to the receipt of the remaining required regulatory approvals and other customary conditions. There can be no assurance that the Transaction will close as described.

TELESAT PARTNERSHIP LP
UNAUDITED CONSOLIDATED BALANCE SHEETS
as at September 30, 2021 and December 31, 2020
(in Canadian dollars)	Note	September 30, 2021	December 31, 2020
Assets
Current assets
Cash		$472	$600
Investment in Loral Space & Communications, Inc.	4	128	—
		$600	$600
Partners’ capital
Partners’ capital	5	$600	$600
See accompanying notes to the unaudited consolidated balance sheets

TELESAT PARTNERSHIP LP
NOTES TO THE UNAUDITED CONSOLIDATED BALANCE SHEETS
September 30, 2021
1.   BACKGROUND OF TELESAT PARTNERSHIP
Telesat Partnership LP (“Telesat Partnership”) was registered under the laws of Ontario on November 12, 2020. Telesat Partnership has not commenced operations. Telesat Partnership has its registered office located at 160 Elgin Street, Ottawa, Ontario, K2P 2P7.
Unless the context states or requires otherwise, references herein to the “financial statements” or similar terms refer to the unaudited consolidated balance sheets of Telesat Partnership.
These consolidated balance sheets were authorized for issue by the general partner, Telesat Corporation, on November 8, 2021.
2.   BASIS OF PRESENTATION
Statement of Compliance
The consolidated balance sheets have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
Basis of Consolidation
The consolidated balance sheet include the results of the sole subsidiary controlled by Telesat Partnership, Telesat CanHold Corporation (“Telesat CanHoldco”). Control is achieved when Telesat Partnership has power over the entity, has exposure, or rights to variable returns from its involvement with an entity, and has the ability to use the power over an entity to affect the amount of the return.
3.   SIGNIFICANT ACCOUNTING POLICIES
The consolidated balance sheet is presented in Canadian dollars and was prepared on a going concern basis, under the historical cost convention.
The principal accounting policies applied in the preparation of the balance sheet are set out below.
Cash
Cash consists of proceeds generated on the issuance of partnership units.
Investment in Loral Space & Communications, Inc.
Investment in Loral Space & Communications, Inc. is originally recognized at fair value. The Investment in Loral Space & Communications, Inc. is subsequently measured at fair value through other comprehensive income.
Future Changes in Accounting Policies
The IASB periodically issues new and amended accounting standards. There are no new and amended standards determined to be applicable to Telesat.
4.   INVESTMENT IN LORAL SPACE & COMMUNICATIONS, INC.
On November 23, 2020, Telesat Partnership subscribed for five shares of Series B Preferred stock of Loral Space & Communications, Inc. for US$100.40, in which payment occurred in March 2021.

5.   PARTNERS’ CAPITAL
On November 12, 2020, Telesat Partnership issued the following partnership units:
	Number of partnership units	Stated value
General partnership units	50	$500
Class X LP units	10	100
Partners’ capital		$600
The authorized partnership units of Telesat Partnership is comprised of an unlimited number of general partner units and class X limited partner units.
No incremental partnership units were issued for the period from November 12, 2020 through December 31, 2020 or for the nine-month period ended September 30, 2021.
6.   TRANSACTION AND SUBSEQUENT EVENTS
On November 23, 2020, Telesat Partnership entered into a Transaction Agreement and Plan of Merger with, Telesat Canada (“Telesat”), Telesat Corporation (“Telesat Corporation”), Telesat CanHold Corporation, Loral Space & Communications Inc. (“Loral”), Lion Combination Sub Corporation, Public Sector Pension Investment Board (“PSP Investments”) and Red Isle Private Investments Inc. (“Red Isle”). Upon completion, the integration transaction (the “Transaction”) will result in the current stockholders of Loral, PSP Investments (through Red Isle) and the other shareholders in Telesat who sign stockholder contribution agreements or optionholder exchange agreements (principally current or former management) owning approximately the same percentage of equity in Telesat indirectly through Telesat Corporation and/or Telesat Partnership as they currently hold (indirectly in the case of Loral stockholders and PSP Investments) in Telesat, Telesat Corporation becoming the publicly traded general partner of Telesat Partnership and Telesat Partnership indirectly owning all of the economic interests in Telesat, except to the extent that the other shareholders in Telesat elect to retain their direct interest in Telesat.
In furtherance of the Transaction, on April 26, 2021, Telesat Corporation and Telesat Partnership filed a Registration Statement on Form F-4 with the United States Securities and Exchange Commission, which was subsequently amended on May 28, 2021 and June 24, 2021, and declared effective on June 30, 2021. The proxy statement/prospectus included in the Registration Statement on Form F-4 was mailed to Loral’s stockholders in connection with the special meeting of Loral stockholders.
On August 6, 2021, Telesat was notified that the applications filed with the Federal Communications Commission (the “FCC”) for the transfer of control of Telesat’s FCC licenses in connection with the Transaction had been approved. The FCC’s approval is conditioned on Telesat’s and certain of its subsidiaries’ compliance with a Letter of Agreement entered into with the Department of Justice (the “DOJ”) to address certain national security and law enforcement risks identified by the DOJ and certain Executive Branch agencies. Certain other regulatory consents and approvals required to consummate the Transaction are still pending.
On August 23, 2021, Loral Space & Communications Inc. reconvened a special meeting of their stockholders to vote on the Transaction. The Transaction was approved by Loral’s stockholders at the meeting.

TELESAT PARTNERSHIP AUDITED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Director of Telesat Corporation as general partner of Telesat Partnership LP
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Telesat Partnership LP (the “Partnership”) as of December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on the Partnership’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
November 9, 2021
We have served as the Partnership’s auditor since 2020.

TELESAT PARTNERSHIP LP
CONSOLIDATED BALANCE SHEET
AS OF December 31, 2020
(in Canadian dollars)	Note
Assets
Current assets
Cash		$600
Partners’ capital
Partners’ capital	4	$600
See accompanying notes to the consolidated balance sheet

TELESAT PARTNERSHIP LP
NOTES TO THE DECEMBER 31, 2020 CONSOLIDATED BALANCE SHEET
1.
BACKGROUND OF TELESAT PARTNERSHIP

Telesat Partnership LP (“Telesat Partnership”) was registered under the laws of Ontario on November 12, 2020. Telesat Partnership has not commenced operations. Telesat Partnership has its registered office located at 160 Elgin Street, Ottawa, Ontario, K2P 2P7.
The consolidated balance sheet as at December 31, 2020 was authorized for issue by the general partner, Telesat Corporation, on November 8, 2021.
2.
BASIS OF PRESENTATION

Statement of Compliance
The consolidated balance sheet of Telesat Partnership as at December 31, 2020 has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
Basis of Consolidation
The consolidated balance sheet include the results of the sole subsidiary controlled by Telesat Partnership, Telesat CanHold Corporation (“Telesat CanHoldco”). Control is achieved when Telesat Partnership has power over the entity, has exposure, or rights to variable returns from its involvement with an entity, and has the ability to use the power over an entity to affect the amount of the return.
3.
SIGNIFICANT ACCOUNTING POLICIES

The consolidated balance sheet is presented in Canadian dollars and was prepared on a going concern basis, under the historical cost convention.
The principal accounting policies applied in the preparation of the balance sheet are set out below.
Cash
Cash consists of proceeds generated on the issuance of partnership units.
Future Changes in Accounting Policies
The IASB periodically issues new and amended accounting standards. There are no new and amended standards determined to be applicable to Telesat.
4.
PARTNERS’ CAPITAL

On November 12, 2020, Telesat Partnership issued the following partnership units:
	Number of partnership units	Standard value
General partnership units	50	$500
Class X LP units	10	100
Partners’ capital		$600
The authorized partnership units of Telesat Partnership is comprised of an unlimited number of general partner units and class X limited partner units.
No incremental partnership units were issued for the period from November 12, 2020 through December 31, 2020.

5.
TRANSACTION AND SUBSEQUENT EVENTS

On November 23, 2020, Telesat Partnership entered into a Transaction Agreement and Plan of Merger with, Telesat Canada (“Telesat”), Telesat Corporation (“Telesat Corporation”), Telesat CanHold Corporation, Loral Space & Communications Inc. (“Loral”), Lion Combination Sub Corporation, Public Sector Pension Investment Board (“PSP Investments”) and Red Isle Private Investments Inc. (“Red Isle”). Upon completion, the integration transaction (the “Transaction”) will result in the current stockholders of Loral, PSP Investments (through Red Isle) and the other shareholders in Telesat who sign stockholder contribution agreements or optionholder exchange agreements (principally current or former management) owning approximately the same percentage of equity in Telesat indirectly through Telesat Corporation and/or Telesat Partnership as they currently hold (indirectly in the case of Loral stockholders and PSP Investments) in Telesat, Telesat Corporation becoming the publicly traded general partner of Telesat Partnership and Telesat Partnership indirectly owning all of the economic interests in Telesat, except to the extent that the other shareholders in Telesat elect to retain their direct interest in Telesat.
On November 23, 2020, Telesat Partnership subscribed for five shares of Series B Preferred stock of Loral Space & Communications, Inc. for US$100.40, in which payment occurred in March 2021.
In furtherance of the Transaction, on April 26, 2021, Telesat Corporation and Telesat Partnership filed a Registration Statement on Form F-4 with the United States Securities and Exchange Commission, which was subsequently amended on May 28, 2021 and June 24, 2021, and declared effective on June 30, 2021. The proxy statement/prospectus included in the Registration Statement on Form F-4 was mailed to Loral’s stockholders in connection with the special meeting of Loral stockholders.
On August 6, 2021, Telesat was notified that the applications filed with the Federal Communications Commission (the “FCC”) for the transfer of control of Telesat’s FCC licenses in connection with the Transaction had been approved. The FCC’s approval is conditioned on Telesat’s and certain of its subsidiaries’ compliance with a Letter of Agreement entered into with the Department of Justice (the “DOJ”) to address certain national security and law enforcement risks identified by the DOJ and certain Executive Branch agencies. Certain other regulatory consents and approvals required to consummate the Transaction are still pending.
On August 23, 2021, Loral Space & Communications Inc. reconvened a special meeting of their stockholders to vote on the Transaction. The Transaction was approved by Loral’s stockholders at the meeting.
On closing of the Transaction, the shares of Telesat Corporation will be listed on the Nasdaq Global Select Market and the parties have also applied for a listing on the Toronto Stock Exchange. The Transaction is expected to close in the fourth quarter of 2021, subject to the receipt of the remaining required regulatory approvals and other customary conditions. There can be no assurance that the Transaction will close as described.

LORAL SPACE & COMMUNICATIONS INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)
(Unaudited)
	September 30, 2021	December 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	$19,986	$31,631
Income tax refund receivable	1,299	1,228
Other current assets	1,194	1,232
Total current assets	22,479	34,091
Right-of-use asset	159	342
Investments in affiliates	241,499	192,664
Deferred tax assets	29,280	27,339
Other assets	31	33
Total assets	$293,448	$254,469
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued employment costs	$9,759	$2,839
Other current liabilities	2,534	2,002
Total current liabilities	12,293	4,841
Pension and other post-retirement liabilities	19,214	20,181
Other liabilities	20,667	19,914
Total liabilities	52,174	44,936
Commitments and contingencies
Shareholders’ Equity:
Preferred stock, $0.01 par value; 10,000,000 shares authorized	—	—
Series A junior participating preferred stock, $0.01 par value, 50,000 shares authorized, no shares issued and outstanding	—	—
Series B preferred stock, $0.01 par value, 5 shares authorized, 5 issued and outstanding	—	—
Common Stock:
Voting common stock, $0.01 par value; 50,000,000 shares authorized, 21,581,572 issued	216	216
Non-voting common stock, $0.01 par value; 20,000,000 shares authorized 9,505,673 issued and outstanding	95	95
Paid-in capital	1,019,988	1,019,988
Treasury stock (at cost), 154,494 shares of voting common stock	(9,592)	(9,592)
Accumulated deficit	(702,203)	(729,202)
Accumulated other comprehensive loss	(67,230)	(71,972)
Total shareholders’ equity	241,274	209,533
Total liabilities and shareholders’ equity	$293,448	$254,469
See notes to condensed consolidated financial statements

LORAL SPACE & COMMUNICATIONS INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME
(In thousands, except per share amounts)
(Unaudited)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
General and administrative expenses	$(8,745)	$(1,725)	$(12,374)	$(5,174)
Recovery of affiliate doubtful receivable	—	5,854	—	5,854
Operating (loss) income	(8,745)	4,129	(12,374)	680
Interest and investment income	2	16	5	1,045
Interest expense	(8)	(9)	(19)	(20)
Other expense	(2,362)	(2,300)	(6,834)	(6,440)
(Loss) income before income taxes and equity in net (loss) income of affiliates	(11,113)	1,836	(19,222)	(4,735)
Income tax benefit (provision)	829	(309)	1,252	(956)
(Loss) income before equity in net (loss) income of affiliates	(10,284)	1,527	(17,970)	(5,691)
Equity in net (loss) income of affiliates	(14,924)	49,645	44,969	9,086
Net (loss) income	(25,208)	51,172	26,999	3,395
Other comprehensive income (loss), net of tax	8,343	(7,220)	4,742	6,891
Comprehensive (loss) income	$(16,865)	$43,952	$31,741	$10,286
Net (loss) income per share:
Basic	$(0.81)	$1.65	$0.87	$0.11
Diluted	$(0.81)	$1.64	$0.83	$0.11
Weighted average common shares outstanding:
Basic	30,933	30,933	30,933	30,933
Diluted	30,933	31,026	31,032	31,017
See notes to condensed consolidated financial statements

LORAL SPACE & COMMUNICATIONS INC.
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands)
(Unaudited)
	Common Stock				Paid-In Capital	Treasury Stock Voting		Accumulated Deficit	Accumulated Other Comprehensive Loss	Shareholders’ Equity
	Voting		Non-Voting
	Shares Issued	Amount	Shares Issued	Amount		Shares	Amount
Balance, January 1, 2020	21,582	$216	9,506	$95	$1,019,988	154	$(9,592)	$(605,766)	$(54,914)	$350,027
Net loss								(47,777)
Other comprehensive income									14,111
Comprehensive loss										(33,666)
Common dividend paid ($5.50 per share)								(170,130)		(170,130)
Balance, June 30, 2020	21,582	216	9,506	95	1,019,988	154	(9,592)	(823,673)	(40,803)	146,231
Net income								51,172
Other comprehensive loss									(7,220)
Comprehensive income										43,952
Balance, September 30, 2020	21,582	216	9,506	95	1,019,988	154	(9,592)	(772,501)	(48,023)	190,183
Net income								89,698
Other comprehensive loss									(23,949)
Comprehensive income										65,749
Common dividend paid ($1.50 per share)								(46,399)		(46,399)
Balance, December 31, 2020	21,582	216	9,506	95	1,019,988	154	(9,592)	(729,202)	(71,972)	209,533
Net income								52,207
Other comprehensive loss									(3,601)
Comprehensive income										48,606
Balance, June 30, 2021	21,582	216	9,506	95	1,019,988	154	(9,592)	(676,995)	(75,573)	258,139
Net loss								(25,208)
Other comprehensive income									8,343
Comprehensive loss										(16,865)
Balance, Sept 30, 2021	21,582	$216	9,506	$95	$1,019,988	154	$(9,592)	$(702,203)	$(67,230)	$241,274
See notes to condensed consolidated financial statements

LORAL SPACE & COMMUNICATIONS INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)
	Nine Months Ended September 30,
	2021	2020
Operating activities:
Net income	$26,999	$3,395
Adjustments to reconcile net income to net cash used in operating activities
Non-cash operating items (Note 2)	(46,042)	(14,231)
Changes in operating assets and liabilities:
Other current assets	38	6,010
Accrued employment costs and other current liabilities	7,645	(117)
Income tax refund receivable, net of payable	(72)	(945)
Pension and other post-retirement liabilities	(966)	(1,833)
Other liabilities	753	2,170
Net cash used in operating activities	(11,645)	(5,551)
Financing activities:
Dividend paid	—	(170,130)
Net cash used in financing activities	—	(170,130)
Cash, cash equivalents and restricted cash – period decrease	(11,645)	(175,681)
Cash, cash equivalents and restricted cash (Note 2) – beginning of year	31,935	259,371
Cash, cash equivalents and restricted cash (Note 2) – end of period	$20,290	$83,690
See notes to condensed consolidated financial statements

LORAL SPACE & COMMUNICATIONS INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
1.   Organization and Principal Business
Loral Space & Communications Inc., together with its subsidiaries (“Loral,” the “Company,” “we,” “our” and “us”) is a leading satellite communications company engaged, through our ownership interests in affiliates, in satellite-based communications services.
On November 23, 2020, Loral entered into a Transaction Agreement and Plan of Merger (as it may be amended from time to time, the “Transaction Agreement”) with Telesat Canada, a Canadian corporation (“Telesat”), Telesat Partnership LP, a limited partnership formed under the laws of Ontario, Canada (“Telesat Partnership”), Telesat Corporation, a newly formed corporation incorporated under the laws of the Province of British Columbia, Canada and the sole general partner of Telesat Partnership (“Telesat Corporation”), Telesat CanHold Corporation, a corporation incorporated under the laws of British Columbia, Canada and wholly owned subsidiary of Telesat Partnership (“Telesat CanHoldco”), Lion Combination Sub Corporation, a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), Public Sector Pension Investment Board, a Canadian Crown corporation (“PSP”), and Red Isle Private Investments Inc., a Canadian corporation and wholly owned subsidiary of PSP (“Red Isle”), under which Merger Sub will merge with and into Loral, with Loral surviving the merger as a wholly owned subsidiary of Telesat Partnership (the “Merger”), and Loral stockholders receiving common shares of Telesat Corporation and/or units of Telesat Partnership that will be exchangeable for common shares of Telesat Corporation (the “Transaction”).
The Transaction Agreement contains a number of customary conditions that must be fulfilled to complete the Transaction, including (i) approval of (A) a majority of the outstanding Loral voting common stock and (B) a majority of the outstanding Loral voting common stock not held by MHR Fund Management LLC (“MHR”), PSP, any other party to the Transaction Agreement or certain of their respective affiliates; (ii) the parties having obtained certain regulatory consents and approvals; (iii) no legal proceedings having been commenced that would enjoin or prohibit the consummation of the Transaction; (iv) the listing of the Class A and Class B shares of Telesat Corporation on a U.S. securities exchange; (v) no “Material Adverse Effect” (as defined in the Transaction Agreement) having occurred; (vi) Telesat remaining in good standing with respect to its material debt obligations; (vii) the accuracy of certain representations (subject to certain qualifications as to materiality) and material performance of certain covenants by the parties, subject to specified exceptions; (viii) effectiveness of a registration statement on Form F-4 in connection with the Transaction (the “Registration Statement”) and the issuance of a receipt for each of the Canadian preliminary and final prospectuses in respect of the Transaction; (ix) no U.S., Canadian or Spanish governmental agency having commenced civil or criminal proceeding against Loral alleging that any member of the “Loral Group” has criminally violated any law, and no member of the “Loral Group” having been indicted or convicted for, or pled nolo contendere to, any such alleged criminal violation; (x) Loral remaining solvent and not having entered into any bankruptcy or related proceeding; and (xi) the delivery by the parties of certain closing deliverables. If the parties have confirmed that all the conditions are satisfied or waived (other than those conditions that by their terms are to be satisfied at the closing of the Transaction (the “Closing”), but which conditions are capable of being satisfied at the Closing), then PSP and Loral will each have the right to extend the Closing for any number of periods of up to 30 days each and no longer than 120 days in the aggregate, from the date on which the Closing otherwise would have occurred. If the Closing is extended, the Closing will occur on the first two consecutive business days commencing on the fifth business day after the expiration of the final extension period on which the conditions are satisfied or waived (other than the conditions (i) with respect to no “Material Adverse Effect” (as defined in the Transaction Agreement) having occurred, (ii) that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing and (iii) if PSP extends the Closing, with respect to a civil or criminal legal proceeding alleging that Loral or any of its subsidiaries (excluding XTAR, LLC (“XTAR”) and Globalstar de Mexico, S. de R.L. de C.V. (“GdM”) and their subsidiaries), has criminally violated a law).
On August 6, 2021, Loral was notified that the applications filed with the Federal Communications Commission (the “FCC”) for the transfer of control of Telesat’s and XTAR’s FCC licenses in connection with the Transaction had been approved. The FCC’s approval is conditioned on Telesat’s and certain of its subsidiaries’ compliance with a Letter of Agreement entered into with the Department of Justice (the “DOJ”) to address certain national security and law enforcement risks identified by the DOJ and certain Executive Branch agencies.
On August 23, 2021, at a reconvened special meeting of stockholders of the Company, Loral stockholders approved the Transaction and related proposals. In addition, on August 23, 2021, Loral was notified by the Committee on Foreign Investment in the United States (“CFIUS”) that CFIUS had concluded its review of the Transaction and had determined that there were no unresolved national security concerns.
As of the date hereof, consummation of the Closing remains subject to the satisfaction or waiver of certain conditions, including the issuance by the applicable Canadian securities regulator of a receipt for the Canadian prospectus in respect of the Transaction and the listing of the Class A common shares and Class B variable voting shares of Telesat Corporation on a U.S. securities exchange. Telesat has informed the parties to the Transaction Agreement that it expects to satisfy those conditions later this month. Accordingly, the parties currently expect that the two-day Closing provided for in the Transaction Agreement will occur on November 18, 2021 and November 19, 2021, subject to the satisfaction or waiver of all of the conditions to Closing, and Loral has announced that the election deadline for election by stockholders of the Transaction consideration is 5:00 p.m. New York City time on November 15, 2021.
Under the terms of the Transaction Agreement, each of Loral and PSP has the right to terminate the Transaction Agreement after the Outside Date (defined as the date that is twelve months following November 23, 2020 subject to certain extension rights as specified in the Transaction Agreement) if the Closing has not occurred by the proposed termination date. Because there can be no assurance that the Closing will occur when currently expected, the parties to the Transaction Agreement and the parties to the Voting Support Agreement, dated as of November 23, 2020, by and among Telesat, Loral, PSP and certain affiliates of MHR Fund Management LLC party thereto executed on November 3, 2021 a waiver, waiving, among other things, until December 23, 2021, their rights to terminate the Transaction Agreement as a result of the Closing not having occurred prior to the Outside Date. The foregoing description of the waiver is not complete and is qualified in its entirety by reference to the waiver, a copy of which is filed as Exhibit 10.1 to this Report.
Upon satisfaction of the terms and subject to the conditions set forth in the Transaction Agreement, the Transaction will result in the current stockholders of Loral, PSP and the other shareholders in Telesat (principally current or former management of Telesat) owning approximately the same percentage of equity in Telesat indirectly through Telesat Corporation and/or Telesat Partnership as they currently hold (indirectly in the case of Loral stockholders and PSP) in Telesat, Telesat Corporation becoming the publicly traded general partner of Telesat Partnership and Telesat Partnership indirectly owning all of the economic interests in Telesat, except to the extent that the other shareholders in Telesat elect to retain their direct interest in Telesat.
The Transaction Agreement provides certain termination rights for both Loral and PSP and further provides that, in certain circumstances, Loral may be required to pay to Red Isle a termination fee of $6.55 million or $22.91 million or to pay to PSP a “breach” fee of $40.0 million, in each case as provided in the Transaction Agreement.
Expenses related to the Transaction included in other expense in our statements of operations were $2.3 million and $2.2 million for the three months ended September 30, 2021 and 2020, respectively, and $6.6 million and $6.0 million for the nine months ended September 30, 2021 and 2020, respectively.
Description of Business
Loral has one operating segment consisting of satellite-based communications services. Loral participates in satellite services operations primarily through its ownership interest in Telesat, a leading global satellite operator. Loral holds a 62.6% economic interest and a 32.6% voting interest in Telesat. We use the equity method of accounting for our ownership interest in Telesat (see Note 5).
Telesat owns and leases a satellite fleet that operates in geostationary earth orbit approximately 22,000 miles above the equator. In this orbit, satellites remain in a fixed position relative to points on the earth’s surface and provide reliable, high-bandwidth services anywhere in their coverage areas, serving as the backbone for many forms of telecommunications. Telesat is also developing Telesat Lightspeed, a global constellation of low earth orbit (“LEO”) satellites. LEO satellites operate in a circular orbit around the earth with an altitude typically between 500 and 870 miles. Unlike geostationary orbit satellites that operate in a fixed orbital location above the equator, LEO satellites travel around the earth at high velocities requiring antennas on the ground to track their movement. LEO satellite systems have the potential to offer a number of advantages over geostationary orbit satellites to meet growing requirements for broadband services, both consumer and commercial, by providing increased data speeds and capacity, global coverage, and latency on par with, or potentially better than, terrestrial services.
2.   Basis of Presentation
The accompanying unaudited condensed consolidated financial statements have been prepared pursuant to the rules of the Securities and Exchange Commission (“SEC”) and, in our opinion, include all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of results of operations, financial position and cash flows as of the balance sheet dates presented and for the periods presented. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been condensed or omitted pursuant to SEC rules. We believe that the disclosures made are adequate to keep the information presented from being misleading. The results of operations for the three and nine months ended September 30, 2021 are not necessarily indicative of the results to be expected for the full year.
The December 31, 2020 balance sheet has been derived from the audited consolidated financial statements at that date. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements included in our latest Annual Report on Form 10-K filed with the SEC.
Investments in Affiliates
Our ownership interest in Telesat is accounted for using the equity method of accounting under U.S. GAAP. Telesat’s financial statements are prepared in accordance with international financial reporting standards (“IFRS”). To allow our reporting of our investment in Telesat under U.S. GAAP, Telesat provides us with a reconciliation of its financial statements from IFRS to U.S. GAAP. Income and losses of Telesat are recorded based on our economic interest. The contribution of Loral Skynet, a wholly owned subsidiary of Loral prior to its contribution to Telesat in 2007, was recorded by Loral at the historical book value of our retained interest combined with the gain recognized on the contribution. However, the contribution was recorded by Telesat at fair value. Accordingly, the amortization of Telesat fair value adjustments applicable to the Loral Skynet assets and liabilities acquired by Telesat in 2007 is proportionately eliminated in determining our share of the net income of Telesat. Our equity in net income or loss of Telesat also reflects amortization of profits eliminated, to the extent of our economic interest in Telesat, on satellites we constructed for Telesat while we owned Space Systems/Loral, LLC (formerly known as Space Systems/Loral, Inc.) (“SSL”) and on Loral’s sale to Telesat in April 2011 of its portion of the payload on the ViaSat-1 satellite and related assets. Non-refundable cash distributions received from Telesat in excess of our initial investment and our share of cumulative equity in comprehensive income of Telesat, net of cash distributions received in prior periods, are recorded as equity in net income of Telesat (“Excess Cash Distribution”) since we have no obligation to provide future financial support to Telesat. After receiving an Excess Cash Distribution, we do not record additional equity in net income of Telesat until our share of Telesat’s future net income exceeds the Excess Cash Distribution. Equity in losses of affiliates is not recognized after the carrying value of an investment, including advances and loans, has been reduced to zero, unless guarantees or other funding obligations exist. We had no guarantees or other funding obligations for our equity method investments as of September 30, 2021 and December 31, 2020. We use the nature of distribution approach to classify distributions from equity method investments on the statements of cash flows. The Company monitors its equity method investments for factors indicating other-than-temporary impairment. An impairment loss is recognized when there has been a loss in value of the affiliate that is other-than-temporary.

Use of Estimates in Preparation of Financial Statements
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amount of income (loss) reported for the period. Actual results could materially differ from estimates.
Significant estimates also included the allowances for doubtful accounts, income taxes, including the valuation of deferred tax assets, the fair value of liabilities indemnified, the dilutive effect of Telesat stock options (see Note 10) and our pension liabilities.
Cash, Cash Equivalents and Restricted Cash
As of September 30, 2021, the Company had $20.0 million of cash and cash equivalents. Cash and cash equivalents include liquid investments, primarily money market funds, with maturities of less than 90 days at the time of purchase. Management determines the appropriate classification of its investments at the time of purchase and at each balance sheet date.
On April 30, 2020, the Company’s Board of Directors declared a special dividend of $5.50 per share for an aggregate dividend of approximately $170.1 million. The special dividend was paid on May 28, 2020 to holders of record of Loral voting and non-voting common stock as of the close of business on May 14, 2020.
On November 23, 2020, the Company’s Board of Directors declared a special dividend of $1.50 per share for an aggregate dividend of approximately $46.4 million. The special dividend was paid on December 17, 2020 to holders of record of Loral voting and non-voting common stock as of the close of business on December 4, 2020.
As of September 30, 2021 and December 31, 2020, the Company had restricted cash of $0.3 million, representing the amount pledged as collateral to the issuer of a standby letter of credit (the “LC”). The LC, which expires in February 2022, has been provided as a guaranty to the lessor of our corporate offices.
The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the condensed consolidated balance sheet to the condensed consolidated statement of cash flows (in thousands):
	September 30, 2021	December 31, 2020
Cash and cash equivalents	$19,986	$31,631
Restricted cash included in other current assets	304	304
Cash, cash equivalents and restricted cash shown in the statement of cash flows	$20,290	$31,935
Concentration of Credit Risk
Financial instruments which potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents and receivables. Our cash and cash equivalents are maintained with high-credit-quality financial institutions. As of September 30, 2021 and December 31, 2020, our cash and cash equivalents were invested primarily in two liquid government AAA money market funds. Such funds are not insured by the Federal Deposit Insurance Corporation. The dispersion across funds reduces the exposure of a default at any one fund. As a result, management believes that its potential credit risks are minimal.
Fair Value Measurements
U.S. GAAP defines fair value as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants. U.S. GAAP also establishes a fair value hierarchy that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are described below:

Level 1:   Inputs represent a fair value that is derived from unadjusted quoted prices for identical assets or liabilities traded in active markets at the measurement date.
Level 2:   Inputs represent a fair value that is derived from quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities, and pricing inputs, other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.
Level 3:   Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.
Assets and Liabilities Measured at Fair Value
The following table presents our assets and liabilities measured at fair value on a recurring and non-recurring basis (in thousands):
	September 30, 2021			December 31, 2020
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents:
Money market funds	$18,170	$—	$—	$29,166	$—	$—
Other current assets:
Indemnification – Sale of SSL	—	—	598	—	—	598
Liabilities
Other liabilities:
Indemnification – Globalstar do Brasil S.A.	$—	$—	$145	$—	$—	$145
The carrying amount of money market funds approximates fair value as of each reporting date because of the short maturity of those instruments.
The Company did not have any non-financial assets or non-financial liabilities that were recognized or disclosed at fair value as of September 30, 2021 and December 31, 2020.
Assets and Liabilities Measured at Fair Value on a Non-recurring Basis
We review the carrying values of our equity method investments when events and circumstances warrant and consider all available evidence in evaluating when declines in fair value are other-than-temporary. The fair values of our investments are determined based on valuation techniques using the best information available and may include quoted market prices, market comparables and discounted cash flow projections. An impairment charge is recorded when the carrying amount of the investment exceeds its current fair value and is determined to be other-than-temporary.
The asset resulting from the indemnification of SSL is for certain pre-closing taxes and reflects the excess of payments since inception over refunds and the estimated liability, which was originally determined using the fair value objective approach. The estimated liability for indemnifications relating to Globalstar do Brasil S.A. (“GdB”), originally determined using expected value analysis, is net of payments since inception.
Contingencies
Contingencies by their nature relate to uncertainties that require management to exercise judgment both in assessing the likelihood that a liability has been incurred as well as in estimating the amount of potential loss, if any. We accrue for costs relating to litigation, claims and other contingent matters when such liabilities become probable and reasonably estimable. Such estimates may be based on advice from third parties or on management’s judgment, as appropriate. Actual amounts paid may differ from amounts estimated, and such differences will be charged to operations in the period in which the final determination of the liability is made.
Income Taxes
Loral and its subsidiaries are subject to U.S. federal, state and local income taxation on their worldwide income and foreign taxation on certain income from sources outside the United States. Telesat is subject to tax in Canada and other jurisdictions, and Loral will provide in each period any additional U.S. current and deferred tax required on actual or deemed distributions from Telesat, including Global Intangible Low Taxed Income (“GILTI”). Deferred income taxes reflect the future tax effect of temporary differences between the carrying amount of assets and liabilities for financial and income tax reporting and are measured by applying anticipated statutory tax rates in effect for the year during which the differences are expected to reverse.
Deferred tax assets are reduced by a valuation allowance to the extent it is more likely than not that the deferred tax assets will not be realized.
The tax benefit of an uncertain tax position (“UTP”) taken or expected to be taken in income tax returns is recognized only if it is “more likely than not” to be sustained on examination by the taxing authorities, based on its technical merits as of the reporting date. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to income taxes in income tax expense on a quarterly basis.
The unrecognized tax benefit of a UTP is recognized in the period when the UTP is effectively settled. Previously recognized tax positions are derecognized in the first period in which it is no longer more likely than not that the tax position would be sustained upon examination.
Earnings per Share
Basic earnings per share are computed based upon the weighted average number of shares of voting and non-voting common stock outstanding during each period. Shares of non-voting common stock are in all respects identical to and treated equally with shares of voting common stock except for the absence of voting rights (other than as provided in Loral’s Amended and Restated Certificate of Incorporation which was ratified by Loral’s stockholders on May 19, 2009). Diluted earnings per share are based on the weighted average number of shares of voting and non-voting common stock outstanding during each period, adjusted for the effect of unconverted restricted stock units. For diluted earnings per share, earnings are adjusted for the dilutive effect of Telesat stock options and restricted share units.
Recent Accounting Pronouncements
In December 2019, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2019- 12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. ASU 2019-12 is expected to reduce the cost and complexity related to accounting for income taxes. The new guidance removes certain exceptions to the general principles in Accounting Standards Codification 740 and improves how financial statement preparers will apply certain income tax-related guidance. The ASU is part of the FASB’s simplification initiative to make narrow-scope improvements to accounting standards through a series of short-term projects. The new guidance, effective for the Company on January 1, 2021, did not have a material impact on our condensed consolidated financial statements.
Additional Cash Flow Information
The following represents non-cash activities and supplemental information to the condensed consolidated statements of cash flows (in thousands):

	Nine Months Ended September 30,
	2021	2020
Non-cash operating items:
Equity in net income of affiliates	$(44,969)	$(9,086)
Deferred taxes	(2,175)	(253)
Depreciation	2	3
Right-of-use asset, net of lease liability	(10)	(4)
Recovery of affiliate doubtful receivable	—	(5,854)
Amortization of prior service credit and actuarial loss	1,110	963
Net non-cash operating items	$(46,042)	$(14,231)
Supplemental information:
Interest paid	$19	$20
Income tax refunds	$2	$178
Income tax payments	$242	$190
3.   Accumulated Other Comprehensive Loss
The components of accumulated other comprehensive loss, net of tax, are as follows (in thousands):
	Pension and Other Post-retirement Benefits	Equity in Telesat-related Other Comprehensive Loss	Accumulated Other Comprehensive Loss
Balance, January 1, 2020	$(16,167)	$(38,747)	$(54,914)
Other comprehensive loss before reclassification	(3,852)	(14,232)	(18,084)
Amounts reclassified from accumulated other comprehensive loss	1,026	—	1,026
Net current-period other comprehensive loss	(2,826)	(14,232)	(17,058)
Balance, December 31, 2020	(18,993)	(52,979)	(71,972)
Other comprehensive income before reclassification	—	3,864	3,864
Amounts reclassified from accumulated other comprehensive loss	878	—	878
Net current-period other comprehensive income	878	3,864	4,742
Balance, September 30, 2021	$(18,115)	$(49,115)	$(67,230)
The components of other comprehensive income (loss) and related tax effects are as follows (in thousands):
	Three Months Ended September 30,
	2021			2020
	Before-Tax Amount	Tax Provision	Net-of-Tax Amount	Before-Tax Amount	Tax (Provision) Benefit	Net-of-Tax Amount
Amortization of prior service credits and net actuarial loss	$370(a)	$(76)	$294	$321(a)	$(68)	$253
Equity in Telesat-related other comprehensive income (loss)	8,052	(3)	8,049	(7,477)	4	(7,473)
Other comprehensive income (loss)	$8,422	$(79)	$8,343	$(7,156)	$(64)	$(7,220)

	Nine Months Ended September 30,
	2021			2020
	Before-Tax Amount	Tax Provision	Net-of-Tax Amount	Before-Tax Amount	Tax Provision	Net-of-Tax Amount
Amortization of prior service credits and net actuarial loss	$1,110(a)	$(232)	$878	$963(a)	$(202)	$761
Equity in Telesat-related other comprehensive income	3,866	(2)	3,864	6,132	(2)	6,130
Other comprehensive income	$4,976	$(234)	$4,742	$7,095	$(204)	$6,891

(a)
Reclassifications are included in other expense.

4.   Other Current Assets
Other current assets consists of (in thousands):
	September 30, 2021	December 31, 2020
Restricted cash (see Note 2)	$304	$304
Indemnification receivable from SSL for pre-closing taxes (see Note 13)	598	598
Due from affiliates	17	88
Prepaid expenses	275	240
Other	—	2
	$1,194	$1,232
5.   Investments in Affiliates
Investments in affiliates consist of (in thousands):
	September 30, 2021	December 31, 2020
Telesat	$241,499	$192,664
Equity in net (loss) income of affiliates consists of (in thousands):
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Telesat	$(14,924)	$49,645	$44,969	$9,086
Telesat
As of September 30, 2021 and December 31, 2020, we held a 62.6% economic interest and a 32.6% voting interest in Telesat. We use the equity method of accounting for our majority economic interest in Telesat because we own 32.6% of the voting stock and do not exercise control by other means to satisfy the U.S. GAAP requirement for treatment as a consolidated subsidiary. We have also concluded that Telesat is not a variable interest entity for which we are the primary beneficiary. Loral’s equity in net income or loss of Telesat is based on our proportionate share of Telesat’s results in accordance with U.S. GAAP and in U.S. dollars. Our proportionate share of Telesat’s net income or loss is based on our economic interest as our holdings consist of common stock and non-voting participating preferred shares that have all the rights of common stock with respect to dividends, return of capital and surplus distributions, but have no voting rights.
In addition to recording our share of equity in net income of Telesat, we also recorded our share of equity in other comprehensive income of Telesat of $3.9 million for the nine months ended September 30, 2021.

The ability of Telesat to pay dividends or certain other restricted payments in cash to Loral is governed by applicable covenants in Telesat’s debt and shareholder agreements. Telesat’s credit agreement governing its senior secured credit facilities limits, among other items, Telesat’s ability to incur debt and make dividend payments if the total leverage ratio (“Total Leverage Ratio”) is above 4.50:1.00, with certain exceptions. As of September 30, 2021, Telesat’s Total Leverage Ratio was 5.60:1.00. Telesat was permitted, however, to pay annual consulting fees of $5.0 million to Loral in cash under a consulting agreement which expired in October 2021 (see Note 14).
On April 27, 2021, Telesat issued $500 million in aggregate principal amount of 5.625% senior secured notes maturing on December 6, 2026 (the “5.625% Senior Secured Notes”).
Interest on the 5.625% Senior Secured Notes will be payable on June 1 and December 1 of each year, commencing on December 1, 2021, to holders of record on the immediately preceding May 15 or November 15, as the case may be.
The 5.625% Senior Secured Notes indenture includes covenants and terms that restrict Telesat’s ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel its satellite insurance, effect mergers with another entity, and redeem the 5.625% Senior Secured Notes, without penalty, before December 6, 2022, in each case subject to exceptions provided in the 5.625% Senior Secured Notes indenture.
In April 2021, Telesat cancelled 6,197,776 issued and outstanding vested and unvested stock options.
In April 2021, Telesat approved the adoption of a restricted share unit (“Telesat RSU”) plan. A total of 3,660,000 non-voting participating preferred shares are reserved for issuance upon vesting of the Telesat RSUs awarded under the Telesat RSU plan, provided that the aggregate number of non-voting participating preferred shares issuable under the Telesat RSU plan (and under all other share compensation arrangements) does not exceed 10% of the total number of non-voting participating preferred shares outstanding from time to time (on a non-diluted basis).
In April 2021, 3,530,000 Telesat RSUs were granted under the Telesat RSU plan with 130,000 Telesat RSUs remaining available for grant under the Telesat RSU plan.
The following table presents summary financial data for Telesat in accordance with U.S. GAAP as of September 30, 2021 and December 31, 2020 and for the three and nine months ended September 30, 2021 and 2020 (in thousands):
	September 30, 2021	December 31, 2020
Balance Sheet Data:
Current assets	$1,304,567	$703,210
Total assets	4,501,504	3,943,875
Current liabilities	150,873	129,849
Long-term debt	2,979,716	2,483,256
Total liabilities	3,597,358	3,140,747
Shareholders’ equity	904,146	803,128

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Statement of Operations Data:
Revenues	$153,334	$152,081	$457,052	$460,407
Operating expenses	(33,099)	(32,325)	(115,594)	(101,106)
Depreciation and amortization	(43,410)	(44,888)	(131,977)	(133,336)
Other operating expense	(23)	(26)	(587)	(182)
Operating income	76,802	74,842	208,894	225,783
Interest expense	(40,501)	(37,715)	(111,517)	(115,947)
Foreign exchange (loss) gain	(55,138)	48,943	908	(74,387)
Gain (loss) on financial instruments	3,955	246	7,749	(11,643)
Other (loss) income	(88)	527	(1,164)	4,865
Income tax provision	(10,590)	(9,053)	(38,273)	(18,509)
Net (loss) income	$(25,560)	$77,790	$66,597	$10,162
Other
We own 56% of the ordinary membership interests of XTAR, a joint venture between us and Hisdesat Servicios Estrategicos, S.A. (“Hisdesat”) of Spain. Hisdesat owns the remaining 44% of the ordinary membership interests and all of XTAR’s Class A membership interests, which have liquidation priority over the ordinary membership interests. We account for our ownership interest in XTAR under the equity method of accounting because we do not control certain of its significant operating decisions. We have also concluded that XTAR is not a variable interest entity for which we are the primary beneficiary. As of September 30, 2021 and December 31, 2020, the carrying value of our investment in XTAR was zero. Beginning January 1, 2016, we discontinued providing for our allocated share of XTAR’s net losses as our investment was reduced to zero and we have no commitment to provide further financial support to XTAR.
Prior to July 1, 2020, XTAR owned and operated an X-band satellite, XTAR — EUR (the “Satellite”) located at the 29° E.L. orbital slot (the “Orbital Slot”). In addition, prior to July 1, 2020, XTAR leased from Hisdesat 7.2 72MHz X-band transponders on the Spainsat satellite located at 30° W.L. (the “Transponder Lease”). On July 1, 2020, Loral, XTAR and Hisdesat restructured their relationship, including, among other things, the following: (i) Hisdesat purchased the Satellite and certain assets related to operation of the Satellite (the “Purchased Assets”) from XTAR; (ii) XTAR’s agreement with Hisdesat to operate the Satellite at the Orbital Slot was terminated and the rights and licenses to operate the Satellite at the Orbital Slot reverted to Hisdesat; (iii) the Transponder Lease was terminated; (iv) XTAR and Hisdesat entered into an agreement under which XTAR will continue to market and sell capacity on the Satellite and on the Spainsat satellite; (v) XTAR and Loral terminated the management agreement between them (the “Loral Management Agreement”) under which, until December 31, 2013, XTAR was charged a quarterly management fee for services provided by Loral; and (vi) Loral granted to Hisdesat an option to acquire for nominal consideration, subject to receipt of all required regulatory approvals, Loral’s membership interests in XTAR. As of the date of this report, Hisdesat has not exercised this option. On July 2, 2020, Loral received from XTAR $5.9 million from the proceeds of the sale of the Purchased Assets in full and final settlement of the past due receivable outstanding of $6.6 million under the Loral Management Agreement.
As of September 30, 2021 and December 31, 2020, the Company also held an indirect ownership interest in GdM which currently serves as the exclusive service provider for Globalstar service in Mexico. The Company accounts for this ownership interest using the equity method of accounting. As of September 30, 2021 and December 31, 2020, the carrying value of this investment was zero. Loral has written-off its investment in this company and has no future funding requirements relating to this investment. Accordingly, there is no requirement for us to provide for our allocated share of GdM’s net losses. GdM is currently in the process of dissolution and liquidation in Mexico, and Loral believes that it will not have any liability associated with GdM upon completion of this process.

6.   Other Current Liabilities
Other current liabilities consist of (in thousands):
	September 30, 2021	December 31, 2020
Operating lease liability	$152	$345
Due to affiliate	106	98
Accrued professional fees	1,850	1,287
Pension and other post-retirement liabilities	83	82
Accrued liabilities	343	190
	$2,534	$2,002
7.   Income Taxes
The following summarizes our income tax benefit (provision) (in thousands):
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Current income tax provision	$(294)	$(262)	$(923)	$(1,209)
Deferred income tax benefit (provision)	1,123	(47)	2,175	253
Income tax benefit (provision)	$829	$(309)	$1,252	$(956)
For the nine month periods ended September 30, 2021 and 2020, our income tax benefit (provision) is computed by applying an expected effective annual tax rate against the pre-tax results for each period (after adjusting for certain tax items that are discrete to each period). For the three month periods ended September 30, 2021 and 2020, this amount is then reduced by the tax (provision) benefit recorded for the six months ended June 30, 2021 and 2020. The current income tax provision for each period includes our anticipated income tax liability related to GILTI from Telesat and our provision for UTPs. After utilizing our net operating loss (“NOL”) carryforwards and allowable tax credits, federal income tax on GILTI from Telesat was zero for each period. The deferred income tax benefit (provision) for each period includes the impact of equity in net (loss) income of affiliates from our condensed consolidated statement of operations and the periodic effect of our accounting for GILTI. For the three and nine months ended September 30, 2020, the Coronavirus Aid, Relief, and Economic Security Act, which was signed into law on March 27, 2020, provided a deferred income tax benefit of $2.2 million and $5.7 million, respectively. Since our deferred tax assets related to the investment in Telesat will be realized from the future recognition of GILTI, the federal portion of these deferred tax assets was valued at zero as of September 30, 2021 and December 31, 2020.
To the extent that profitability from operations is not sufficient to realize the benefit from our remaining net deferred tax assets, we would generate sufficient taxable income from the appreciated value of our Telesat investment, subject to the provisions of the Transaction Agreement, in order to prevent federal NOLs from expiring and realize the benefit of all remaining deferred tax assets.
The following summarizes amounts for UTPs included in our income tax benefit (provision) (in thousands):
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Current provision for UTPs	$(257)	$(244)	$(753)	$(1,052)
Deferred benefit for UTPs	52	50	115	222
Tax provision for UTPs	$(205)	$(194)	$(638)	$(830)

As of September 30, 2021, we had unrecognized tax benefits relating to UTPs of $43 million. The Company recognizes interest and penalties related to income taxes in income tax expense on a quarterly basis. As of September 30, 2021, we have accrued no penalties and approximately $4.1 million for the potential payment of tax-related interest.
With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for years prior to 2014. Earlier years related to certain foreign jurisdictions remain subject to examination. To the extent allowed by law, the tax authorities may have the right to examine prior periods where NOLs were generated and carried forward, and make adjustments up to the amount of the NOL carryforward. While we intend to contest any future tax assessments for uncertain tax positions, no assurance can be provided that we would ultimately prevail. In October 2021, the statute of limitations for assessment of additional tax expired with regard to certain UTPs, which is expected to result in a reduction to our unrecognized tax benefits of approximately $16.4 million. Pursuant to the purchase agreement for the sale of SSL, we are obligated to indemnify SSL for certain taxes related to periods prior to the closing of the transaction.
As of September 30, 2021, if our positions are sustained by the taxing authorities, the Company’s income tax provision would be reduced by approximately $9.1 million. Other than as described above, we anticipate no other significant changes to our unrecognized tax benefits during the next twelve months.
8.   Other Liabilities
Other liabilities consist of (in thousands):
	September 30, 2021	December 31, 2020
Indemnification liabilities – other (see Note 13)	$145	$145
Liabilities for uncertain tax positions	20,522	19,769
	$20,667	$19,914
9.   Stock-Based Compensation
Stock Plans
The Loral amended and restated 2005 stock incentive plan (the “Stock Incentive Plan”) which allowed for the grant of several forms of stock-based compensation awards including stock options, stock appreciation rights, restricted stock, restricted stock units, stock bonuses and other stock-based awards, had a ten-year term and has expired. As of September 30, 2021 and 2020, outstanding and unconverted restricted stock units (“RSUs”) were 98,917 and 92,857, respectively, that are vested and do not expire.
We paid special dividends of $5.50 per share in the second quarter of 2020 (see Note 2) and $1.50 per share in the fourth quarter of 2020 for an aggregate dividend amount of $216.5 million. In accordance with Loral’s Stock Incentive Plan, an equitable adjustment was made to outstanding stock-based awards to reflect the cash dividend. As a result, RSUs outstanding under the Stock Incentive Plan increased by 17,595 during the second quarter of 2020 and by 6,060 during the fourth quarter of 2020.
10.   Earnings Per Share
Telesat has awarded employee stock options, which, if exercised, would result in dilution of Loral’s economic ownership interest in Telesat from 62.6% to approximately 61.1%.
The following table presents the dilutive impact of Telesat stock options on Loral’s reported net income for the purpose of computing diluted earnings per share (in thousands):

	Three Months Ended September 30,	Nine Months Ended September 30,
	2020	2021	2020
Net income – basic	$51,172	$26,999	$3,395
Less: Adjustment for dilutive effect of Telesat stock options	(257)	(1,129)	(46)
Net income – diluted	$50,915	$25,870	$3,349
Telesat stock options are excluded from the calculation of diluted loss per share for the three months ended September 30, 2021 as the effect would be antidilutive.
Basic income per share is computed based upon the weighted average number of share of voting and non-voting common stock outstanding. The following is the computation of common shares outstanding for diluted earnings per share (in thousands):
	Three Months Ended September 30, 2020	Nine Months Ended September 30,
		2021	2020
Weighted average common shares outstanding	30,933	30,933	30,933
Unconverted restricted stock units	93	99	84
Common shares outstanding for diluted earnings per share	31,026	31,032	31,017
For the three months ended September 30, 2021, the following unconverted restricted stock units are excluded from the calculation of diluted loss per share as the effect would have been antidilutive (in thousands):
Three Months Ended September 30, 2021
Unconverted restricted stock units	99
11.   Pensions and Other Employee Benefit Plans
The following tables provide the components of net periodic cost for our qualified retirement plan (the “Pension Benefits”) and health care and life insurance benefits for retired employees and dependents (the “Other Benefits”) for the three and nine months ended September 30, 2021 and 2020 (in thousands):
	Pension Benefits Three Months Ended September 30,		Other Benefits Three Months Ended September 30,
	2021	2020	2021	2020
Service cost(1)	$176	$176	$—	$—
Interest cost(2)	377	441	3	4
Expected return on plan assets(2)	(684)	(663)	—	—
Amortization of net actuarial loss (gain)(2)	370	322	—	(1)
Net periodic cost	$239	$276	$3	$3
	Pension Benefits Nine Months Ended September 30,		Other Benefits Nine Months Ended September 30,
	2021	2020	2021	2020
Service cost(1)	$528	$528	$—	$—
Interest cost(2)	1,130	1,324	9	12
Expected return on plan assets(2)	(2,051)	(1,989)	—	—
Amortization of net actuarial loss (gain)(2)	1,110	966	—	(3)
Net periodic cost	$717	$829	$9	$9

(1)
Included in general and administrative expenses.

(2)
Included in other expense.

12.   Financial Instruments, Derivative Instruments and Hedging
Financial Instruments
The carrying amount of cash equivalents approximates fair value because of the short maturity of those instruments.
Foreign Currency
We are subject to the risks associated with fluctuations in foreign currency exchange rates. To limit this foreign exchange rate exposure, we attempt to denominate all contracts in U.S. dollars. Where appropriate, derivatives are used to minimize the risk of foreign exchange rate fluctuations to operating results and cash flows. We do not use derivative instruments for trading or speculative purposes.
Derivatives and Hedging Transactions
There were no derivative instruments as of September 30, 2021 and December 31, 2020.
13.   Commitments and Contingencies
Financial Matters
In connection with the Closing, the employment of each Loral employee will be terminated. For the three months ended September 30, 2021, we charged approximately $7.2 million to general and administrative expenses, mainly for severance and related costs, and expect to make cash payments to the terminated employees at the Closing.
In 2012, we sold our former subsidiary, SSL, to MDA Communications Holdings, Inc., a subsidiary of Maxar Technologies Inc. (formerly known as MacDonald, Dettwiler and Associates Ltd.) (“MDA”). Under the terms of the purchase agreement, we are obligated to indemnify MDA and its affiliates from liabilities with respect to certain pre-closing taxes. Our condensed consolidated balance sheets include an indemnification refund receivable of $0.6 million as of September 30, 2021 and December 31, 2020. Certain tax assessments against SSL for 2007 to 2010 have been settled, resulting in our having received during the second and third quarters of 2019 refunds of prior indemnification payments totaling $1.8 million. The remaining receivable as of September 30, 2021 represents payments to date over the estimated fair value of the remaining liability for our indemnification of SSL pre-closing taxes where the final amounts have not yet been determined. Where appropriate, we intend vigorously to contest the underlying tax assessments, but there can be no assurance that we will be successful. Although no assurance can be provided, we do not believe that these tax-related matters will have a material adverse effect on our financial position or results of operations.
In connection with the sale in 2008 by Loral and certain of its subsidiaries and DASA Globalstar LLC to Globalstar Inc. of their respective interests in GdB, the Globalstar Brazilian service provider, Loral agreed to indemnify Globalstar Inc. and GdB for certain GdB pre-closing liabilities, primarily related to Brazilian taxes. Our condensed consolidated balance sheets include liabilities of $0.1 million as of September 30, 2021 and December 31, 2020 for indemnification liabilities relating to the sale of GdB.
See Note 14 — Related Party Transactions — Transactions with Affiliates — Telesat for commitments and contingencies relating to our agreement to indemnify Telesat for certain liabilities.
Lease Arrangements
We lease a facility and certain equipment under agreements expiring at various dates. We may renew, extend or modify the lease covering our facilities as needed. In March 2021, the operating lease for our corporate offices was modified by extending the lease expiration date from June 30, 2021 to December 31, 2021 and decreasing the rent for the extension period. The facility lease modification was accounted for by remeasuring the lease liability and adjusting the carrying amount of the right-of-use asset by the amount of the remeasurement of the lease liability as of March 31, 2021. We have no sublease income in any of the periods presented.

Lease costs expensed for the three and nine months ended September 30, 2021 and 2020 were as follows (in thousands):
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Rent Expense	$160	$174	$494	$521
Lease payments for the nine months ended September 30, 2021 were $0.5 million. The remaining lease term as of September 30, 2021 is three months and we used a discount rate of 7.5% to compute the lease liability. The right-of-use asset is being amortized over the life of the lease.
The following is a reconciliation of the lease liability to future lease payments as of September 30, 2021 (in thousands):
Operating lease payments – (October 1, 2021 to December 31, 2021)	153
Less: Future interest	1
Operating lease liability	$152
Amounts recognized in Balance Sheet
Other current liabilities	$152
Legal Proceedings
   Litigation Related to the Transaction
Southern District of New York Litigation.   On May 5, 2021, Guy Coffman filed a complaint (Civil Action No. 1:21-cv-04007, the “Coffman Complaint”) in the United States District Court for the Southern District of New York against Loral and the members of the Loral Board (the “Individual Defendants”). Also on May 5, 2021, Shiva Stein filed a complaint (Civil Action No. 1:21-cv-04018, the “Stein Complaint”) in the United States District Court for the Southern District of New York against Loral and the Individual Defendants. On May 7, 2021, Julia Marshall filed a complaint (Civil Action No. 1:21-cv-04128, the “Marshall Complaint”) in the United States District Court for the Southern District of New York against Loral, the Individual Defendants and Merger Sub (collectively, the “Loral Defendants”); the Marshall Complaint also named as defendants Telesat, Telesat Corporation, Telesat Partnership and Telesat CanHoldco (together, the “Telesat Defendants”) and PSP and Red Isle (the “PSP Defendants” and, together with the Loral Defendants and the Telesat Defendants, the “SDNY Defendants”). On June 18, 2021, Anthony Morgan filed a complaint (Civil Action No. 1:21-cv-05385, the “Morgan Complaint” and, together with the Coffman Complaint, the Stein Complaint and the Marshall Complaint, the “SDNY Complaints”) in the United States District Court for the Southern District of New York against Loral and the Individual Defendants.
The SDNY Complaints alleged, among other things, that the Registration Statement on Form F-4 filed on April 26, 2021 with the SEC by Telesat Corporation and Telesat Partnership, and, in the case of the Morgan Complaint, such Registration Statement as amended by Amendment No. 1 thereto filed with the SEC by Telesat Corporation and Telesat Partnership on May 28, 2021 (the “2021 Registration Statement”) contained materially incomplete and misleading information. The SDNY Complaints sought, among other things, to enjoin the SDNY Defendants from proceeding with, consummating or closing the Transaction, unless and until the SDNY Defendants disclosed the material information that plaintiffs claimed had been omitted from the 2021 Registration Statement; awarding plaintiffs the costs and disbursements of their actions, including reasonable attorneys’ and expert fees and expenses; and such other and further equitable relief as the court may deem just and proper.
None of the Complaints were served on the SDNY Defendants. The Stein Complaint was voluntarily dismissed on July 8, 2021; the Morgan Complaint was voluntarily dismissed on August 3, 2021; the Coffman complaint was voluntarily dismissed on August 24, 2021; and the Marshall complaint was voluntarily dismissed on August 31, 2021.

Delaware Class Action Litigation.   On June 21, 2021, Mcbreakley Pluviose filed a class action complaint (Civil Action No. 2021-0541-LWW, the “Pluviose Complaint”) in the Court of Chancery of the State of Delaware against Loral, the Individual Defendants, MHR and MHR Holdings LLC (collectively, the “Class Action Defendants”). On July 13, 2021, Diana Butchko filed a class action complaint (Civil Action No. 2021-0597-LWW, the “Butchko Complaint,” and, together with the Pluviose Complaint, the “Delaware Complaints”) in the Court of Chancery of the State of Delaware against the Class Action Defendants.
The Delaware Complaints alleged, among other things, that the Transaction is substantively and procedurally unfair to Loral’s public stockholders. Each of the Delaware Complaints sought, among other things, a judgment declaring that the Transaction violated Section 203 of the Delaware General Corporation Law (the “DGCL”) and that Loral’s shareholder rights plan was unenforceable; converting into non-voting shares of Telesat Corporation the shares that Dr. Rachesky and MHR receive in the Transaction in exchange for their shares of Loral non-voting common stock; finding the Individual Defendants, and Dr. Rachesky and MHR as controlling stockholders, liable for breaching their fiduciary duties owed to plaintiff and the class; enjoining the Loral stockholder vote on the Transaction unless and until it is subject to a vote under DGCL Section 203; and awarding to plaintiff and the class, damages, together with pre-and post-judgment interest, costs, expenses and disbursements of the action, including all reasonable attorneys’, accountants’ and experts’ fees, and such other relief as the court deems just and equitable.
On July 15, 2021, plaintiffs in the above-described Delaware lawsuits, with court approval, voluntarily dismissed their lawsuits.
Other and Routine Litigation
Other than as set forth above, we are not currently subject to any legal proceedings that, if decided adversely, could have a material adverse effect on our financial position or results of operations. In the future, however, we may become subject to legal proceedings and claims, either asserted or unasserted, that may arise in the ordinary course of business or otherwise.
14.   Related Party Transactions
MHR Fund Management LLC
Mark H. Rachesky, President and Chief Investment Officer of MHR, and Janet T. Yeung, a principal and the General Counsel of MHR, are members of Loral’s board of directors.
Various funds affiliated with MHR and Dr. Rachesky held, as of September 30, 2021 and December 31, 2020, approximately 39.9% of the outstanding voting common stock and 58.4% of the combined outstanding voting and non-voting common stock of Loral.
Transactions with Affiliates
Telesat
Transaction Agreement.   On November 23, 2020, Loral entered into the Transaction Agreement with Telesat, Telesat Partnership, Telesat Corporation, Telesat CanHoldco, Merger Sub, PSP and Red Isle, under which Merger Sub will merge with and into Loral, with Loral surviving the Merger as a wholly owned subsidiary of Telesat Partnership, and Loral stockholders receiving common shares of Telesat Corporation and/or units of Telesat Partnership that will be exchangeable for common shares of Telesat Corporation following the expiration of a six-month lock-up period.
On June 24, 2021, pursuant to Section 12.8 of the Transaction Agreement, Loral, with the approval of the special committee of the board of directors of Loral, entered into Amendment No. 1 to the Transaction Agreement (“Amendment No. 1”) with the parties thereto, that replaced all references to Colin Watson in the Transaction Agreement with references to Clare Copeland, the transferee of the Transit Director Voting Preferred Shares (as defined in the Transaction Agreement) formerly held by the estate of Colin Watson.
Under the terms of the Transaction Agreement, each of Loral and PSP has the right to terminate the Transaction Agreement after the Outside Date (defined as the date that is twelve months following

November 23, 2020 subject to certain extension rights as specified in the Transaction Agreement) if the Closing has not occurred by the proposed termination date. Because there can be no assurance that the Closing will occur when currently expected, the parties to the Transaction Agreement and the parties to the Voting Support Agreement, dated as of November 23, 2020, by and among Telesat, Loral, PSP and certain affiliates of MHR Fund Management LLC party thereto executed on November 3, 2021 a waiver, waiving, among other things, until December 23, 2021, their rights to terminate the Transaction Agreement as a result of the Closing not having occurred prior to the Outside Date. The foregoing description of the waiver is not complete and is qualified in its entirety by reference to the waiver, a copy of which is filed as Exhibit 10.1 to this Report.
Upon satisfaction of the terms and subject to the conditions set forth in the Transaction Agreement, the Transaction will result in the current stockholders of Loral, PSP and the other shareholders in Telesat (principally current or former management of Telesat) owning approximately the same percentage of equity in Telesat indirectly through Telesat Corporation and/or Telesat Partnership as they currently hold (indirectly in the case of Loral stockholders and PSP) in Telesat, Telesat Corporation becoming the publicly traded general partner of Telesat Partnership and Telesat Partnership indirectly owning all of the economic interests in Telesat, except to the extent that the other shareholders in Telesat elect to retain their direct interest in Telesat.
The Transaction Agreement provides for certain economic adjustments and contractual protections with respect to Loral’s assets and liabilities other than its indirect interest in Telesat. These include among others:
•
One Time Payment.   To compensate PSP and Red Isle for certain tax inefficiencies for PSP and Red Isle related to the structure of the Transaction, Loral will make a payment of $7 million to Red Isle, subject to the extent of Loral’s available cash; however, if such payment is less than $7 million due to a lack of available cash, Telesat Partnership will be required to pay the balance of such unpaid amount to Red Isle no later than 35 trading days following consummation of the Transaction.

•
Absolute Indemnities.   Loral, Telesat Corporation and Telesat CanHoldco will indemnify PSP for PSP’s pro rata share of costs relating to: (a) certain losses and litigation proceedings related to the Transaction, (b) certain out-of-pocket expenses of Loral after the Closing and (c) certain tax matters. This indemnification will be (i) independent of the accuracy of the underlying representations and warranties, (ii) in the case of the tax indemnification, subject to a cap of $50 million and (iii) subject to additional, customary limitations.

The Transaction Agreement also provides certain termination rights for both Loral and PSP and further provides that, in certain circumstances, Loral may be required to pay to Red Isle a termination fee of $6.55 million or $22.91 million or to pay to PSP a “breach” fee of $40.0 million in each case as provided in the Transaction Agreement.
In connection with the Transaction, Loral entered into the following agreements with related parties or their subsidiaries:
Subscription Agreement for Series B Preferred Stock.   In connection with the Transaction, Loral issued to Telesat Partnership five shares of Series B Preferred Stock pursuant to the terms of a subscription agreement entered into between Loral and Telesat Partnership. Such shares of Series B Preferred Stock will remain outstanding following the Merger and will give Telesat Partnership the right to vote such shares once there is no Loral common stock outstanding.
Full and Final Release and Amendment of Tolling Agreement.   Loral has asserted certain claims against PSP arising out of PSP’s actions in certain previous transaction processes relating to Telesat. PSP has asserted various counterclaims and Loral, PSP and Telesat have entered into a series of tolling agreements preventing those claims from being terminated due to the passing of the statute of limitations while negotiating the Transaction Agreement. In connection with the signing of the Transaction Agreement, the parties entered into a mutual release that will release those claims on the first to occur of the closing of the Transaction or the termination of the Transaction Agreement due to Loral’s material breach.
Standstill Agreement.   Loral and MHR have entered into a standstill agreement (the “MHR Standstill Agreement”) prohibiting MHR and its affiliates from, subject to the terms thereof, acquiring more than an additional 6% of the outstanding Voting Common Stock prior to the conclusion of the Loral stockholder meeting to be held to approve the Transaction. The MHR Standstill Agreement will terminate immediately upon the first to occur of the conclusion of the Loral stockholder meeting and termination of the Transaction Agreement.
On June 24, 2021, pursuant to Section 12.8 of the Transaction Agreement, Loral (with the approval of the special committee of the board of directors of Loral) and PSP entered into a consent letter agreement with and at the request of Telesat granting a limited waiver of Telesat Corporation’s obligations under Section 8.8(b) of the Transaction Agreement such that (a) Telesat Corporation or any of its subsidiaries may propose the issuance or sale of shares of capital stock or other equity interests of Telesat Corporation or any of its subsidiaries in connection with any private investment the purpose of which is to finance Telesat Lightspeed and (b) Telesat Corporation may privately propose the issuance or sale of shares of capital stock or other equity interests of Telesat Corporation in connection with an underwritten public offering to potential underwriters, applicable regulators and to Loral and PSP, and may furnish a registration statement on Form F-1 and amendments thereto on a confidential basis to the SEC and deliver corresponding documents to applicable Canadian securities regulators in connection with an underwritten offering of securities; provided that Telesat Corporation does not publicly file such registration statement or publicly announce its intention to conduct such offering (except to generally disclose its intention to conduct such an offering pursuant to disclosure to be included in Telesat Corporation’s and Telesat Partnership’s registration statement on Form F-4 filed with the SEC and reasonably acceptable to Loral and PSP); provided, in each case, that such consent does not extend to the authorization or issuance of such shares of capital stock or other equity interests.
Ownership Interest.   As described in Note 5, we own a 62.6% economic interest and a 32.6% voting interest in Telesat and account for our ownership interest under the equity method of accounting.
Shareholders Agreement.   In connection with the acquisition of our ownership interest in Telesat (which we refer to as the Telesat transaction), Loral and certain of its subsidiaries, our Canadian co-owner, PSP and one of its subsidiaries, Telesat and MHR entered into a Shareholders Agreement (the “Shareholders Agreement”). The Shareholders Agreement provides for, among other things, the manner in which the affairs of Telesat and its subsidiaries will be conducted and the relationships among the parties thereto and future shareholders of Telesat. The Shareholders Agreement also contains an agreement by Loral not to engage in a competing satellite communications business and agreements by the parties to the Shareholders Agreement not to solicit employees of Telesat or any of its subsidiaries. Additionally, the Shareholders Agreement details the matters requiring the approval of the shareholders of Telesat (including veto rights for Loral over certain extraordinary actions) and provides for preemptive rights for certain shareholders upon the issuance of certain capital shares of Telesat. The Shareholders Agreement also (i) restricts the ability of holders of certain shares of Telesat to transfer such shares unless certain conditions are met or approval of the transfer is granted by the directors of Telesat, (ii) provides for a right of first offer to certain Telesat shareholders if a holder of equity shares of Telesat wishes to sell any such shares to a third party and (iii) provides for, in certain circumstances, tag-along rights in favor of shareholders that are not affiliated with Loral if Loral sells equity shares and drag-along rights in favor of Loral in case Loral or its affiliate enters into an agreement to sell all of its Telesat equity securities.
Under the Shareholders Agreement, in the event that, except in certain limited circumstances, either (i) ownership or control, directly or indirectly, by Dr. Rachesky of Loral’s voting stock falls below certain levels other than in connection with certain specified circumstances, including an acquisition by a Strategic Competitor (as defined in the Shareholders Agreement) or (ii) there is a change in the composition of a majority of the members of the Loral Board of Directors over a consecutive two-year period without the approval of the incumbent directors, Loral will lose its veto rights relating to certain extraordinary actions by Telesat and its subsidiaries. In addition, after either of these events, PSP will have certain rights to enable it to exit from its investment in Telesat, including a right to cause Telesat to conduct an initial public offering in which PSP’s shares would be the first shares offered or, if no such offering has occurred within one year due to a lack of cooperation from Loral or Telesat, to cause the sale of Telesat and to drag along the other shareholders in such sale, subject to Loral’s right to call PSP’s shares at fair market value.
The Shareholders Agreement provides for a board of directors of Telesat consisting of 10 directors, three nominated by Loral, three nominated by PSP and four independent directors to be selected by a nominating committee comprised of one PSP nominee, one nominee of Loral and one of the independent directors then in office. Each party to the Shareholders Agreement is obligated to vote all of its Telesat shares for the election of the directors nominated by the nominating committee. Pursuant to action by the board of directors taken on October 31, 2007, Dr. Rachesky, who is non-executive Chairman of the Board of Directors of Loral, was appointed non-executive Chairman of the board of directors of Telesat. In addition, Michael B. Targoff, Loral’s Vice Chairman, serves on the board of directors of Telesat.
Consulting Services Agreement.   On October 31, 2007, Loral and Telesat entered into a consulting services agreement (the “Consulting Agreement”). Pursuant to the terms of the Consulting Agreement, Loral provided to Telesat certain non-exclusive consulting services in relation to the business of Loral Skynet which was transferred to Telesat as part of the Telesat transaction as well as with respect to certain aspects of the satellite communications business of Telesat. The Consulting Agreement had an initial term of seven-years. Upon expiration of the initial term on October 31, 2014, the Consulting Agreement was automatically renewed for the additional seven-year term which expired on October 31, 2021. In exchange for Loral’s services under the Consulting Agreement, Telesat paid Loral an annual fee of $5.0 million, payable quarterly in arrears on the last day of March, June, September and December of each year during the term of the Consulting Agreement. Our general and administrative expenses are net of income related to the Consulting Agreement of $1.25 million for each of the three-month periods ended September 30, 2021 and 2020 and $3.8 million for each of the nine-month periods ended September 30, 2021 and 2020. For each of the nine-month periods ended September 30, 2021 and 2020, Loral received payments in cash from Telesat, net of withholding taxes, of $3.6 million for consulting fees.
Tax Indemnification.   In connection with the acquisition of our ownership interest in Telesat in 2007, Loral retained the benefit of tax recoveries related to the transferred assets and indemnified Telesat (“Telesat Indemnification”) for certain liabilities, including Loral Skynet’s tax liabilities arising prior to January 1, 2007. The Telesat Indemnification includes certain tax disputes currently under review in various jurisdictions including Brazil. The Brazilian tax authorities challenged Loral Skynet’s historical characterization of its revenue generated in Brazil for the years 2003 to 2006. Telesat received and challenged, on Loral Skynet’s behalf, tax assessments from Brazil totaling approximately $0.6 million. The Company believes that Loral Skynet’s filing position will ultimately be sustained requiring no payment under the Telesat Indemnification. There can be no assurance that there will be no future claims under the Telesat Indemnification related to tax disputes.
Administrative Fee.   Loral’s employees and retirees participate in certain welfare plans sponsored or managed by Telesat. Loral pays Telesat an annual administrative fee of $0.1 million and reimburses Telesat for the plan costs attributable to Loral participants. The amount due to Telesat as of September 30, 2021 and December 31, 2020 was $0.1 million.
Grant Agreements.   Loral, along with Telesat, PSP and 4440480 Canada Inc., an indirect wholly-owned subsidiary of Loral (the “Special Purchaser”), has entered into (i) a stock option grant agreement dated November 18, 2013 with respect to shares in Telesat with Telesat President and CEO, Daniel Goldberg (the “Goldberg Stock Option Grant Agreement”); (ii) an award agreement for Telesat restricted share units dated November 28, 2018 with Mr. Goldberg (the “Goldberg RSU Grant Agreement”); and (iii) restricted share unit grant agreements dated April 23, 2021 with respect to shares in Telesat (the “2021 RSU Grant Agreements” and, together with the Goldberg RSU Grant Agreement, the “RSU Grant Agreements”) with the following executives of Telesat: Mr. Goldberg, Andrew Browne, Telesat Chief Financial Officer, Erwin Hudson, Telesat Vice President, LEO, and Michael Schwartz, Telesat Senior Vice President, Corporate and Business Development (each a “Participant” and collectively, the “Participants”).
The Goldberg Stock Option Grant Agreement documents a grant to Mr. Goldberg of Telesat stock options (including tandem SAR rights) and provides for certain rights, obligations and restrictions related to such stock options, which include, among other things: (w) the possible obligation of the Special Purchaser to purchase the shares in the place of Telesat should Telesat be prohibited by applicable law or under the terms of any credit agreement applicable to Telesat from purchasing such shares, or otherwise default on such purchase obligation, pursuant to the terms of the Goldberg Stock Option Grant Agreement; (x) the obligation of the Special Purchaser to purchase shares upon exercise by Telesat of its call right under Telesat’s Management Stock Incentive Plan in the event of Mr. Goldberg’s termination of employment; (y) the right of Mr. Goldberg to require the Special Purchaser or Loral to purchase a portion of the shares in Telesat owned by him in the event of exercise after termination of employment to cover taxes that are greater than the minimum withholding amount; and (z) the right of Mr. Goldberg to require Telesat to cause the Special Purchaser or Loral to purchase a portion of the shares in Telesat owned by him, or that are issuable to him under Telesat’s Management Stock Incentive Plan at the relevant time, in the event that more than 90% of Loral’s common stock is acquired by an unaffiliated third party that does not also purchase all of PSP’s and its affiliates’ interest in Telesat. Under an option cancellation agreement between Telesat and Mr. Goldberg, 220,000 options under the Goldberg Stock Option Agreement were cancelled, with the balance of the options under that agreement remaining outstanding.
The Goldberg RSU Grant Agreement documents a grant to Mr. Goldberg of restricted stock units with respect to shares in Telesat and provides for certain rights, obligations and restrictions related to such restricted stock units, which include, among other things: (x) the possible obligation of the Special Purchaser to purchase the shares in the place of Telesat should Telesat be prohibited by applicable law or under the terms of any credit agreement applicable to Telesat from purchasing such shares, or otherwise default on such purchase obligation, pursuant to the terms of the Goldberg RSU Grant Agreement; and (y) the obligation of the Special Purchaser to purchase shares upon exercise by Telesat of its call right under Telesat’s Management Stock Incentive Plan in the event of the termination of Mr. Goldberg’s employment.
The 2021 RSU Grant Agreements document grants to the Participants of restricted share units with respect to shares in Telesat and provide for certain rights, obligations and restrictions related to such restricted share units, which include, among other things, the obligation of the Special Purchaser, prior to the occurrence of the Transaction, to purchase Telesat shares upon exercise by Telesat of its call right under Telesat’s Restricted Share Unit Plan in the event of the termination of a Participant’s employment.
The Goldberg Stock Option Grant Agreement and the RSU Grant Agreements further provide that, in the event the Special Purchaser is required to purchase Telesat shares pursuant to such agreements, such shares, together with the obligation to pay for such shares, shall be transferred to a subsidiary of the Special Purchaser, which subsidiary shall be wound up into Telesat, with Telesat agreeing to the acquisition of such subsidiary by Telesat from the Special Purchaser for nominal consideration and with the purchase price for the shares being paid by Telesat within ten (10) business days after completion of the winding-up of such subsidiary into Telesat.
Other than the stock options that remain outstanding under the Goldberg Stock Option Grant Agreement as discussed above, stock options to purchase shares in Telesat previously granted by Telesat to certain Telesat executives (Messrs. Goldberg, Browne, Hudson and Schwartz) and a former Telesat executive (Mr. Cayouette) under stock option grant agreements among Telesat, such Telesat executives or former executive, PSP, Loral and the Special Purchaser have been either exercised for Telesat shares or cancelled, and, accordingly, neither Loral nor the Special Purchaser has any further obligations under those agreements.
Other
We own 56% of the ordinary membership interests of XTAR, a joint venture between Loral and Hisdesat and account for our investment in XTAR under the equity method of accounting. On July 1, 2020, Loral, XTAR and Hisdesat restructured their relationship (see Note 5). As part of the restructuring, XTAR and Loral terminated the Loral Management Agreement pursuant to which Loral provided general and specific services of a technical, financial and administrative nature to XTAR. For the services provided by Loral, XTAR, until December 31, 2013, was charged a quarterly management fee equal to 3.7% of XTAR’s quarterly gross revenues. Amounts due to Loral at the time of the restructuring, primarily due to the Loral Management Agreement, were $6.6 million and we had an allowance of $6.6 million against these receivables. On July 2, 2020, Loral received from XTAR $5.9 million in full and final settlement of the past due receivable outstanding of $6.6 million under the Loral Management Agreement. As of December 31, 2020, Loral had a receivable of $0.1 million from XTAR.
Consulting Agreement
On December 14, 2012, Loral entered into a consulting agreement with Michael B. Targoff, Vice Chairman of the Company and former Chief Executive Officer and President. Pursuant to this agreement, Mr. Targoff is engaged as a part-time consultant to the Board to assist the Board with respect to the oversight of strategic matters relating to Telesat and XTAR. Under the agreement, Mr. Targoff receives consulting fees of $120,000 per month and reimburses the Company for certain expenses. For each of the three and nine month periods ended September 30, 2021 and 2020, Mr. Targoff earned consulting fees of $360,000 and $1,080,000, respectively, and reimbursed Loral net expenses of $11,250 and $33,750, respectively.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis should be read in conjunction with our unaudited condensed consolidated financial statements (the “financial statements”) and the audited consolidated financial statements filed with the Securities and Exchange Commission (“SEC”) and included herein.
Loral Space & Communications Inc., a Delaware corporation, together with its subsidiaries (“Loral,” the “Company,” “we,” “our,” and “us”) is a leading satellite communications company engaged, through our ownership interests in affiliates, in satellite-based communications services.
Disclosure Regarding Forward-Looking Statements
Except for the historical information contained in the following discussion and analysis, the matters discussed below are not historical facts, but are “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition, we or our representatives have made and may continue to make forward-looking statements, orally or in writing, in other contexts. These forward-looking statements can be identified by the use of words such as “believes,” “expects,” “plans,” “may,” “will,” “would,” “could,” “should,” “anticipates,” “estimates,” “project,” “intend” or “outlook” or other variations of these words. These statements, including without limitation, those relating to Telesat, are not guarantees of future performance and involve risks and uncertainties that are difficult to predict or quantify. Actual events or results may differ materially as a result of a wide variety of factors and conditions, many of which are beyond our control. For a detailed discussion of these and other factors and conditions, please refer to the Commitments and Contingencies section below and to our other periodic reports filed with the SEC. We operate in an industry sector in which the value of securities may be volatile and may be influenced by economic and other factors beyond our control. We undertake no obligation to update any forward-looking statements.
Overview
On November 23, 2020, Loral entered into a Transaction Agreement and Plan of Merger (as it may be amended from time to time, the “Transaction Agreement”) with Telesat Canada, a Canadian corporation (“Telesat”), Telesat Partnership LP, a limited partnership formed under the laws of Ontario, Canada (“Telesat Partnership”), Telesat Corporation, a newly formed corporation incorporated under the laws of the Province of British Columbia, Canada and the sole general partner of Telesat Partnership (“Telesat Corporation”), Telesat CanHold Corporation, a corporation incorporated under the laws of British Columbia, Canada and wholly owned subsidiary of Telesat Partnership (“Telesat CanHoldco”), Lion Combination Sub Corporation, a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), Public Sector Pension Investment Board, a Canadian Crown corporation (“PSP”), and Red Isle Private Investments Inc., a Canadian corporation and wholly owned subsidiary of PSP (“Red Isle”), under which Merger Sub will merge with and into Loral, with Loral surviving the merger as a wholly owned subsidiary of Telesat Partnership (the “Merger”), and Loral stockholders receiving common shares of Telesat Corporation and/or units of Telesat Partnership that will be exchangeable for common shares of Telesat Corporation following the expiration of a six-month lock-up period (the “Transaction”).
The Transaction Agreement contains a number of customary conditions that must be fulfilled to complete the Transaction, including (i) approval of (A) a majority of the outstanding Loral voting common stock and (B) a majority of the outstanding Loral voting common stock not held by MHR Fund Management LLC (“MHR”), PSP, any other party to the Transaction Agreement or certain of their respective affiliates; (ii) the parties having obtained certain regulatory consents and approvals; (iii) no legal proceedings having been commenced that would enjoin or prohibit the consummation of the Transaction; (iv) the listing of the Class A and Class B shares of Telesat Corporation on a U.S. securities exchange; (v) no “Material Adverse Effect” (as defined in the Transaction Agreement) having occurred; (vi) Telesat remaining in good standing with respect to its material debt obligations; (vii) the accuracy of certain representations (subject to certain qualifications as to materiality) and material performance of certain covenants by the parties, subject to specified exceptions; (viii) effectiveness of a registration statement on Form F-4 in connection with the Transaction (the “Registration Statement”) and the issuance of a receipt for each of the Canadian preliminary and final prospectuses in respect of the Transaction; (ix) no U.S., Canadian or Spanish governmental agency having commenced civil or criminal proceeding against Loral alleging that any member of the “Loral Group” has criminally violated any law, and no member of the “Loral Group” having been indicted or convicted for, or pled nolo contendere to, any such alleged criminal violation; (x) Loral remaining solvent and not having entered into any bankruptcy or related proceeding; and (xi) the delivery by the parties of certain closing deliverables. If the parties have confirmed that all the conditions are satisfied or waived (other than those conditions that by their terms are to be satisfied at the closing of the Transaction (the “Closing”), but which conditions are capable of being satisfied at the Closing), then PSP and Loral will each have the right to extend the Closing for any number of periods of up to 30 days each and no longer than 120 days in the aggregate, from the date on which the Closing otherwise would have occurred. If the Closing is extended, the Closing will occur on the first two consecutive business days commencing on the fifth business day after the expiration of the final extension period on which the conditions are satisfied or waived (other than the conditions (i) with respect to no “Material Adverse Effect” (as defined in the Transaction Agreement) having occurred, (ii) that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing and (iii) if PSP extends the Closing, with respect to a civil or criminal legal proceeding alleging that Loral or any of its subsidiaries (excluding XTAR, LLC (“XTAR”) and Globalstar de Mexico, S. de R.L. de C.V. (“GdM”) and their subsidiaries), has criminally violated a law).
On August 6, 2021, Loral was notified that the applications filed with the Federal Communications Commission (the “FCC”) for the transfer of control of Telesat’s and XTAR’s FCC licenses in connection with the Transaction had been approved. The FCC’s approval is conditioned on Telesat’s and certain of its subsidiaries’ compliance with a Letter of Agreement entered into with the Department of Justice (the “DOJ”) to address certain national security and law enforcement risks identified by the DOJ and certain Executive Branch agencies.
On August 23, 2021, at a reconvened special meeting of stockholders of the Company, Loral stockholders approved the Transaction and related proposals. In addition, on August 23, 2021, Loral was notified by the Committee on Foreign Investment in the United States (“CFIUS”) that CFIUS had concluded its review of the Transaction and had determined that there were no unresolved national security concerns.
As of the date hereof, consummation of the Closing remains subject to a number of conditions, including the issuance of a receipt for the Canadian prospectus in respect of the Transaction and the listing of the Class A and Class B shares of Telesat Corporation on a U.S. securities exchange, which Telesat has informed the parties to the Transaction Agreement that it is in the final stages of obtaining. Accordingly, the parties have scheduled the two-day Closing provided for in the Transaction Agreement to occur on November 17, 2021 and November 18, 2021, subject to the satisfaction of all of the conditions to Closing, and Loral has announced that the election deadline for election by stockholders of the Transaction consideration is November 12, 2021. In the event that the conditions to Closing are not satisfied on or before November 17, 2021, Loral will publicly announce a new election deadline and date for Closing. Under the terms of the Transaction Agreement, Loral and PSP each has the right to terminate the Transaction Agreement after the Outside Date (generally defined as the date that is twelve months following November 23, 2020) if the Closing has not occurred by the proposed termination date. Because there can be no assurance that the Closing will occur when scheduled, on November 3, 2021, the parties to the Transaction Agreement executed a waiver, waiving until December 23, 2021, among other things, their rights to terminate the Transaction Agreement as a result of the Closing not having occurred prior to November 23, 2021 and extending the Outside Date to December 23, 2021. A copy of this waiver is filed as Exhibit 10.1 to this Report.
Upon satisfaction of the terms and subject to the conditions set forth in the Transaction Agreement, the Transaction will result in the current stockholders of Loral, PSP and the other shareholders in Telesat (principally current or former management of Telesat) owning approximately the same percentage of equity in Telesat indirectly through Telesat Corporation and/or Telesat Partnership as they currently hold (indirectly in the case of Loral stockholders and PSP) in Telesat, Telesat Corporation becoming the publicly traded general partner of Telesat Partnership and Telesat Partnership indirectly owning all of the economic interests in Telesat, except to the extent that the other shareholders in Telesat elect to retain their direct interest in Telesat.
The Transaction Agreement provides certain termination rights for both Loral and PSP and further provides that, in certain circumstances, Loral may be required to pay to Red Isle a termination fee of $6.55 million or $22.91million or to pay to PSP a “breach” fee of $40 million, in each case as provided in the Transaction Agreement.

Description of Business
Loral has one operating segment consisting of satellite-based communications services. Loral participates in satellite services operations primarily through its ownership interest in Telesat, a leading global satellite operator. Telesat provides its satellite and communication services from a fleet of geostationary satellites that occupy Canadian and other orbital locations. Telesat is also developing a planned global constellation of low earth orbit (“LEO”) satellites known as “Telesat Lightspeed.” Loral holds a 62.6% economic interest and a 32.6% voting interest in Telesat as of September 30, 2021.
Telesat’s GEO Satellite Business
The satellite services business is capital intensive and the build-out of a satellite fleet requires substantial time and investment. Once the investment in a satellite is made, the incremental costs to maintain and operate the satellite are relatively low over the life of the satellite, with the exception of in-orbit insurance. Telesat has been able to generate a large contractual revenue backlog by entering into long-term contracts with some of its customers, in some cases for all or substantially all of a satellite’s orbital maneuver life. Historically, this has resulted in revenue from the satellite services business being fairly predictable.
As of September 30, 2021, Telesat provided satellite services to customers from its fleet of 15 geostationary satellites, as well as the Canadian payload on the ViaSat-1 satellite. Telesat also manages the operations of additional satellites for third parties. As of September 30, 2021, Telesat’s contracted backlog from its geostationary satellite business was approximately $1.8 billion.
Telesat Lightspeed
Telesat has commenced the development of what it believes will be the world’s most advanced constellation of LEO satellites and integrated terrestrial infrastructure, called “Telesat Lightspeed” — a platform designed to revolutionize the provision of global broadband connectivity. In January 2018, Telesat’s first LEO satellite was successfully launched into orbit. This Phase 1 LEO satellite has demonstrated certain key features of the Telesat Lightspeed system design, specifically the capability of the satellite and customer terminals to deliver a low latency broadband experience. Telesat also installed ground infrastructure at its teleport in Allan Park in Canada to support testing with a variety of existing and prospective customers and potential suppliers of the Telesat Lightspeed system hardware who have been participating in trials since the second half of 2018.
Telesat continues to advance its Telesat Lightspeed plans:
Government Grant
In May 2019, Telesat entered into an agreement with the government of Canada pursuant to which the government of Canada will contribute up to CAD 85 million through July 31, 2023 to support the development of the Telesat Lightspeed constellation. In return for the grant, Telesat made a number of commitments to the government of Canada, including commitments to conduct over CAD 200 million of research and development activities in Canada as well as to expand Telesat’s Canadian workforce. As of September 30, 2021, Telesat claimed CAD 27.4 million against the government grant and incurred CAD 277.3 million in connection with this program.
During the nine months ended September 30, 2021, Telesat claimed CAD 10.4 million against the government grant and incurred CAD 142.6 million in connection with this program.
On August 9, 2021, Telesat and the Government of Ontario announced that they have partnered to bridge the digital divide in Ontario by leveraging Telesat’s planned advanced, state-of-the-art LEO satellite network, Telesat Lightspeed. Under this CAD 109 million, five-year partnership, a dedicated Telesat Lightspeed capacity pool will be made available at substantially reduced rates to Canadian Internet service providers (“ISPs”), including Indigenous owned and operated ISPs, as well as mobile network operators to expand high-speed Internet and LTE/5G networks to Ontario’s unserved and underserved communities. The transaction is subject to the entering into of a further, definitive agreement.

On August 12, 2021, Telesat announced that it expects to receive a $1.44 billion investment from the Government of Canada to support Telesat Lightspeed. Under the terms of the agreement, the Government of Canada would provide a loan of CAD 790 million and make a CAD 650 million preferred equity investment in Telesat Lightspeed. In return, Telesat will commit to make certain minimum capital and operating expenditures in Canada in connection with the program and, in addition, to create hundreds of Canadian high-quality, full-time jobs and co-ops and provide academic scholarships. With the investment from the Government of Canada and other financing sources already in place, Telesat now has arrangements for approximately $4 billion in funding for the program. These arrangements, including the Government of Canada investment, are subject to a number of conditions, including the entering into of further, definitive agreements.
Thales Alenia Space (“TAS”), Telesat’s proposed primary vendor for the Lightspeed program, has advised Telesat that global supply chain constraints on the availability of certain components required for the development and construction of Telesat’s Lightspeed constellation are likely to extend the expected construction timeline and delay entry into service of the Lightspeed constellation. Telesat is working with TAS to assess the impact of, and potential mitigants to, these supply chain issues. This development has delayed Telesat’s ability to finalize financing agreements with certain export credit agencies, which may also negatively impact the timeline.
Telesat Outlook
Telesat’s desirable spectrum rights, commitment to providing the highest level of customer service, deep technical expertise and culture of innovation have enabled it to successfully develop its business to date. Leveraging these strengths and building on its existing contractual revenue backlog, Telesat’s focus is on profitably growing its business by increasing the utilization of its in-orbit satellites and, in a disciplined manner, deploying expansion satellite capacity where strong market demand is anticipated.
After decades of developing and successfully operating its geosynchronous orbit-based satellite services business, Telesat is now poised to revolutionize the provision of global broadband connectivity by developing Telesat Lightspeed, which Telesat believes will be the world’s most advanced constellation of LEO satellites and integrated terrestrial infrastructure.
Telesat believes that it is well positioned to serve its customers and the markets in which it participates. Telesat actively pursues opportunities to develop new satellites, particularly in conjunction with current or prospective customers who will commit to long-term service agreements prior to the time the satellite construction contract is signed. However, while Telesat regularly pursues these opportunities, it does not procure additional or replacement satellites until it believes there is a demonstrated need and a sound business plan for such satellite capacity.
In 2021, Telesat remains focused on increasing utilization of its existing satellites, the development of the Telesat Lightspeed constellation and identifying and pursuing opportunities to invest in other expansion of satellite capacity, all while maintaining operating discipline.
Telesat’s operating results are subject to fluctuations as a result of exchange rate variations. For the nine months ended September 30, 2021, approximately 53.1% of Telesat’s revenues, 33.8% of its operating expenses, 100% of its interest expense and a significant portion of its capital expenditures were denominated in U.S. dollars. The most significant impact of variations in the exchange rate is on the U.S. dollar denominated indebtedness and cash and short-term investments. As of September 30, 2021, Telesat’s U.S. dollar denominated debt totaled $3.0 billion. As of September 30, 2021, a five percent increase (decrease) in the Canadian dollar against the U.S. dollar on financial assets and liabilities would have increased (decreased) Telesat’s net income by approximately $116.4 million. This analysis assumes all other variables, in particular interest rates, remain constant.
In connection with the acquisition of our ownership interest in Telesat in 2007, Loral has agreed that, subject to certain exceptions described in the Shareholders Agreement, for so long as Loral has an interest in Telesat, it will not compete in the business of leasing, selling or otherwise furnishing fixed satellite service, broadcast satellite service or audio and video broadcast direct to home service using transponder capacity in the C-band, Ku-band and Ka-band (including in each case extended band) frequencies and the business of providing end-to-end data solutions on networks comprised of earth terminals, space segment, and, where appropriate, networking hubs.
Other
We own 56% of the ordinary membership interests of XTAR, a joint venture between us and Hisdesat Servicios Estrategicos, S.A. (“Hisdesat”) of Spain. Hisdesat owns the remaining 44% of the ordinary membership interests and all of XTAR’s Class A membership interests, which have liquidation priority over the ordinary membership interests. Prior to July 1, 2020, XTAR owned and operated an X-band satellite, XTAR — EUR (the “Satellite”) located at the 29° E.L. orbital slot (the “Orbital Slot”). In addition, prior to July 1, 2020, XTAR leased from Hisdesat 7.2 72MHz X-band transponders on the Spainsat satellite located at 30° W.L. (the “Transponder Lease”). For services provided by Loral, XTAR, until December 31, 2013, was charged a quarterly management fee under a management agreement with Loral (the “Loral Management Agreement”).
On July 1, 2020, Loral, XTAR and Hisdesat restructured their relationship, including, among other things, the following: (i) Hisdesat purchased the Satellite and certain assets related to operation of the Satellite (the “Purchased Assets”) from XTAR; (ii) XTAR’s agreement with Hisdesat to operate the Satellite at the Orbital Slot was terminated and the rights and licenses to operate the Satellite at the Orbital Slot reverted to Hisdesat; (iii) the Transponder Lease was terminated; (iv) XTAR and Hisdesat entered into an agreement under which XTAR will continue to market and sell capacity on the Satellite and on the Spainsat satellite; (v) XTAR and Loral terminated the Loral Management Agreement; and (vi) Loral granted to Hisdesat an option to acquire for nominal consideration, subject to receipt of all required regulatory approvals, Loral’s membership interests in XTAR. As of the date of this report, Hisdesat has not exercised this option. On July 2, 2020, Loral received from XTAR $5.9 million from the proceeds of the sale of the Purchased Assets in full and final settlement of the past due receivable outstanding of $6.6 million under the Loral Management Agreement.
COVID-19
On March 11, 2020, the World Health Organization designated the COVID-19 coronavirus as a global pandemic. Various policies and initiatives have been implemented worldwide to reduce the global transmission of COVID-19, including the promotion of social distancing and the adoption of remote working policies. The COVID 19 pandemic has had a limited impact on our ability to operate our business.
On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act was signed into law, and on April 24, 2020, the Paycheck Protection Program and Healthcare Enhancement Act was signed into law (collectively, the “COVID-19 Acts”) The COVID-19 Acts provided substantial stimulus and assistance packages intended to address the impact of the COVID-19 pandemic, including tax relief and government loans, grants and investments. The COVID-19 Acts reduced our income tax provision for the three and nine months ended September 30, 2020 by approximately $2.2 million and $5.7 million, respectively. We continue to monitor any other effects that may result from the COVID-19 Acts.
Consolidated Operating Results
See Critical Accounting Matters in our latest Annual Report on Form 10-K filed with the SEC and Note 2 to the financial statements.
Changes in Critical Accounting Policies — There have been no changes in our critical accounting policies during the nine months ended September 30, 2021.
Three Months Ended September 30, 2021 Compared with Three Months Ended September 30, 2020
The following compares our consolidated results for the three months ended September 30, 2021 and 2020 as presented in our financial statements:

Operating (loss) income
	Three Months Ended September 30,
	2021	2020
	(In thousands)
General and administrative expenses	$(8,745)	$(1,725)
Recovery of affiliate doubtful receivable	—	5,854
Operating (loss) income	$(8,745)	$4,129
General and administrative expenses increased by $7.0 million for the three months ended September 30, 2021 as compared to the three months ended September 30, 2021, primarily due to a $7.2 million severance and related expense in connection with the termination of the employment of each Loral employee at Closing. For the three months ended September 30, 2020, we had operating income of $4.1 million primarily due to the receipt of $5.9 million from XTAR in full and final settlement of the past due receivable outstanding of $6.6 million under the Loral Management Agreement.
Other Expense
	Three Months Ended September 30,
	2021	2020
	(In thousands)
Other expense	$2,362	$2,300
For the three months ended September 30, 2021 and 2020, other expense primarily includes Transaction related expenses.
Income Tax Benefit (Provision)
	Three Months Ended September 30,
	2021	2020
	(In thousands)
Income tax benefit (provision)	$829	$(309)
For the three months ended September 30, our income tax provision is summarized as follows: (i) for 2021, we recorded a current provision of $0.3 million and a deferred tax benefit of $1.1 million, resulting in a net tax benefit of $0.8 million and (ii) for 2020, we recorded a current provision of $0.3 million and an insignificant deferred tax provision, resulting in a net tax provision of $0.3 million. Our deferred income tax provision for 2020 included a benefit of $2.2 million from the COVID-19 Acts.
Our income tax provision for each period is computed by applying an expected effective annual tax rate against the pre-tax results for the nine month periods ended September 30, 2021 and 2020 (after adjusting for certain tax items that are discrete to each period). This amount is then reduced by the tax benefit (provision) recorded for the six months ended June 30, 2021 and 2020. The current income tax provision for each period includes our anticipated income tax liability related to Global Intangible Low Taxed Income (“GILTI”) from Telesat and our provision for uncertain tax positions (“UTPs”). After utilizing our net operating loss (“NOL”) carryforwards and allowable tax credits, federal income tax on GILTI from Telesat was zero for each period. The deferred income tax benefit (provision) for each period includes the impact of equity in net (loss) income of affiliates from our condensed consolidated statement of operations and the periodic effect of our accounting for GILTI. Since our deferred tax assets related to the investment in Telesat will be realized from the future recognition of GILTI, the federal portion of these deferred tax assets was valued at zero as of September 30, 2021 and December 31, 2020.
To the extent that profitability from operations is not sufficient to realize the benefit from our remaining net deferred tax assets, we would generate sufficient taxable income from the appreciated value of our Telesat investment, subject to the provisions of the Transaction Agreement, in order to prevent federal net operating losses from expiring and realize the benefit of all remaining deferred tax assets.
Equity in Net (Loss) Income of Affiliates
	Three Months Ended September 30,
	2021	2020
	(In thousands)
Telesat	$(14,924)	$49,645
As of September 30, 2021, we held a 62.6% economic interest and a 32.6% voting interest in Telesat. Loral’s equity in net (loss) income of Telesat is based on our proportionate share of Telesat’s results in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and in U.S. dollars. The amortization of Telesat fair value adjustments applicable to the Loral Skynet assets and liabilities acquired by Telesat in 2007 is proportionately eliminated in determining our share of the net income of Telesat. Our equity in net income of Telesat also reflects amortization of profits eliminated, to the extent of our economic interest in Telesat, on satellites we constructed for Telesat while we owned Space Systems/Loral, LLC (formerly known as Space Systems/Loral, Inc.) (“SSL”) and on Loral’s sale to Telesat in April 2011 of its portion of the payload on the ViaSat-1 satellite and related assets.
Summary financial information for Telesat in accordance with U.S. GAAP and in Canadian dollars and U.S. dollars for the three months ended September 30, 2021 and 2020 follows (in thousands):
	Three Months Ended September 30,		Three Months Ended September 30,
	2021	2020	2021	2020
	(In Canadian dollars)		(In U.S. dollars)
Statement of Operations Data:
Revenues	193,110	202,830	153,334	152,081
Operating expenses	(41,735)	(43,088)	(33,099)	(32,325)
Depreciation and amortization	(54,679)	(59,884)	(43,410)	(44,888)
Other operating expense	(30)	(34)	(23)	(26)
Operating income	96,666	99,824	76,802	74,842
Interest expense	(50,981)	(50,288)	(40,501)	(37,715)
Foreign exchange (loss) gain	(68,965)	66,909	(55,138)	48,943
Gain on financial instruments	4,970	419	3,955	246
Other (loss) income	(112)	678	(88)	527
Income tax provision	(13,356)	(12,140)	(10,590)	(9,053)
Net (loss) income	(31,778)	105,402	(25,560)	77,790
Average exchange rate for translating Canadian dollars to U.S. dollars ( 1 U.S. dollar equals)	1.2597	1.3345
Telesat’s revenue increased by $1.3 million for the three months ended September 30, 2021 as compared to the three months ended September 30, 2020 due primarily to an increase in enterprise revenue associated with short-term services provided to another satellite operator and the impact of the change in the U.S. dollar/Canadian dollar exchange rate on Canadian dollar denominated revenue, partially offset by a slight reduction in service for a North American DTH customer and lower consulting activities. The foreign exchange rate change increased Telesat’s revenue by $3.9 million for the three months ended September 30, 2021 as compared to the three months ended September 30, 2020.
Telesat’s operating expenses increased by $0.8 million for the three months ended September 30, 2021 as compared to the three months ended September 30, 2020 primarily due to higher share-based compensation expense, higher consulting costs principally associated with a contract with the U.S. government, a higher provision for bad debt expense and the impact of the change in the U.S. dollar/Canadian dollar exchange rate on Canadian dollar denominated expenses, partially offset by higher capitalized engineering costs and lower professional fees. The foreign exchange rate change increased Telesat’s operating expenses by $1.2 million for the three months ended September 30, 2021 as compared to the three months ended September 30, 2020.
Nine Months Ended September 30, 2021 Compared with Nine Months Ended September 30, 2020
The following compares our consolidated results for the nine months ended September 30, 2021 and 2020 as presented in our financial statements:
Operating (loss) income
	Nine Months Ended September 30,
	2021	2020
	(In thousands)
General and administrative expenses	$(12,374)	$(5,174)
Recovery of affiliate doubtful receivable	—	5,854
Operating (loss) income	$(12,374)	$680
General and administrative expenses increased by $7.2 million for the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020, primarily due to a $7.2 million severance and related expense in connection with the termination of the employment of each Loral employee at Closing. For the nine months ended September 30, 2020, we had operating income of $0.7 million primarily due to the receipt of $5.9 million from XTAR in full and final settlement of the past due receivable outstanding of $6.6 million under the Loral Management Agreement.
Interest and Investment Income
	Nine Months Ended September 30,
	2021	2020
	(In thousands)
Interest and investment income	$5	$1,045
Interest and investment income decreased by $1.0 million for the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020 due to the lower cash balance resulting primarily from payment of cash dividends of $170.1 million and $46.4 million in May 2020 and December 2020, respectively, and lower interest rates earned on the cash balance during the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020.
Other Expense
	Nine Months Ended September 30,
	2021	2020
	(In thousands)
Other expense	$6,834	$6,440
For the nine months ended September 30, 2021 and 2020, other expense primarily includes Transaction related expenses.

Income Tax Benefit (Provision)
	Nine Months Ended September 30,
	2021	2020
	(In thousands)
Income tax benefit (provision)	$1,252	$(956)
For the nine months ended September 30, our income tax benefit (provision) is summarized as follows: (i) for 2021, we recorded a current provision of $0.9 million and a deferred tax benefit of $2.2 million, resulting in a net tax benefit of $1.3 million and (ii) for 2020, we recorded a current provision of $1.2 million and a deferred tax benefit of $0.2 million, resulting in a net tax provision of $1.0 million. Our deferred income tax benefit for 2020 included a benefit of $5.7 million from the COVID-19 Acts.
Our income tax benefit (provision) for each period is computed by applying an expected effective annual tax rate against the pre-tax results for the nine month periods ended September 30, 2021 and 2020 (after adjusting for certain tax items that are discrete to each period). The current income tax provision for each period includes our anticipated income tax liability related to GILTI from Telesat and our provision for UTPs. After utilizing our NOL carryforwards and allowable tax credits, federal income tax on GILTI from Telesat was zero for each period. The deferred income tax benefit for each period includes the impact of equity in net (loss) income of affiliates from our condensed consolidated statement of operations and the periodic effect of our accounting for GILTI. Since our deferred tax assets related to the investment in Telesat will be realized from the future recognition of GILTI, the federal portion of these deferred tax assets was valued at zero as of September 30, 2021 and December 31, 2020.
In October 2021, the statute of limitations for assessment of additional tax expired with regard to certain UTPs, which is expected to result in a reduction to our income tax provision for the fourth quarter of approximately $19.7 million.
To the extent that profitability from operations is not sufficient to realize the benefit from our remaining net deferred tax assets, we would generate sufficient taxable income from the appreciated value of our Telesat investment, subject to the provisions of the Transaction Agreement, in order to prevent federal net operating losses from expiring and realize the benefit of all remaining deferred tax assets
Equity in Net Income of Affiliates
	Nine Months Ended September 30,
	2021	2020
	(In thousands)
Telesat	$44,969	$9,086
The following is a reconciliation of the changes in our investment in Telesat for the nine months ended September 30, 2021:
	Nine Months Ended September 30, 2021
	(In thousands)
Balance, January 1, 2021		$192,664
Components of equity in net income of Telesat:
Equity in net income of Telesat	$41,713
Eliminations of affiliate transactions and related amortization	3,256	44,969
Equity in Telesat-related other comprehensive income		3,866
Balance, September 30, 2021		$241,499

Summary financial information for Telesat in accordance with U.S. GAAP and in Canadian dollars and U.S. dollars as of September 30, 2021 and December 31, 2020 and for the nine months ended September 30, 2021 and 2020 follows (in thousands):
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
	(In Canadian dollars)		(In U.S. dollars)
Balance Sheet Data:
Current assets	1,654,493	894,835	1,304,567	703,210
Total assets	5,708,944	5,018,579	4,501,504	3,943,875
Current liabilities	191,342	165,233	150,873	129,849
Long-term debt	3,778,967	3,159,944	2,979,716	2,483,256
Total liabilities	4,562,279	3,996,600	3,597,358	3,140,747
Shareholders’ equity	1,146,665	1,021,979	904,146	803,128
Period end exchange rate for translating Canadian dollars to U.S. dollars (1 U.S. dollar equals)	1.2680	1.2725
	Nine Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	(In Canadian dollars)		(In U.S. dollars)
Statement of Operations Data:
Revenues	573,005	620,890	457,052	460,407
Operating expenses	(144,920)	(136,347)	(115,594)	(101,106)
Depreciation and amortization	(165,460)	(179,812)	(131,977)	(133,336)
Other operating expense	(735)	(246)	(587)	(182)
Operating income	261,890	304,485	208,894	225,783
Interest expense	(139,809)	(156,363)	(111,517)	(115,947)
Foreign exchange gain (loss)	1,138	(100,315)	908	(74,387)
Gain (loss) on financial instruments	9,715	(15,701)	7,749	(11,643)
Other (loss) income	(1,460)	6,558	(1,164)	4,865
Income tax provision	(47,982)	(24,961)	(38,273)	(18,509)
Net income	83,492	13,703	66,597	10,162
Average exchange rate for translating Canadian dollars to U.S. dollars (1 U.S. dollar equals)	1.2542	1.3495
Telesat’s revenue decreased by $3.4 million for the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020 due primarily to decreases from the COVID-19 pandemic combined with the termination or reduction of service for certain other enterprise customers, a slight reduction in service for a North American DTH customer and lower consulting activities, partially offset by an increase in enterprise revenue associated with short-term services provided to another satellite operator and the impact of the change in the U.S. dollar/Canadian dollar exchange rate on Canadian dollar denominated revenue. The foreign exchange rate change increased Telesat’s revenue by $15.1 million for the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020.
Telesat’s operating expenses increased by $14.5 million for the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020 primarily due to higher share-based compensation expense, higher wages primarily associated with the hiring of additional employees to support the Telesat Lightspeed program, higher consulting costs principally associated with a contract with the U.S. government and the impact of the change in the U.S. dollar/Canadian dollar exchange rate on Canadian dollar denominated expenses, partially offset by higher capitalized engineering costs, reversal of a bad debt provision that was recorded during the nine months ended September 30, 2020 and lower professional fees. The foreign exchange rate change increased Telesat’s operating expenses by $5.4 million for the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020.
Backlog
Telesat’s backlog as of September 30, 2021 and December 31, 2020 was $1.8 billion and $2.1 billion, respectively.
Liquidity and Capital Resources
Loral
As described above, Loral’s principal asset is a 62.6% economic interest in Telesat. The operations of Telesat are not consolidated but are presented using the equity method of accounting. Loral has no debt. Telesat has third party debt with financial institutions. Cash is maintained at Loral and Telesat to support the operating needs of each respective entity. The ability of Telesat to pay dividends or certain other restricted payments as well as consulting fees in cash to Loral is governed by applicable covenants relating to its debt and its shareholder agreement.
Cash and Available Credit
At September 30, 2021, Loral had $20.0 million of cash and cash equivalents and no debt. The Company’s cash and cash equivalents as of September 30, 2021 decreased by $11.6 million from December 31, 2020 due primarily to corporate expenses of $4.7 million adjusted for changes in working capital and net of consulting fees from Telesat, payments of $6.3 million related to strategic initiatives and pension and other post-retirement funding of $0.6 million. A discussion of cash changes by activity is set forth in the sections “Net Cash Used in Operating Activities” and “Net Cash Used in Financing Activities.”
Loral did not have a credit facility as of September 30, 2021 and December 31, 2020.
Cash Management
We have a cash management investment program that seeks a competitive return while maintaining a conservative risk profile. Our cash management investment policy establishes what we believe to be conservative guidelines relating to the investment of surplus cash. The policy allows us to invest in commercial paper, money market funds and other similar short term investments but does not permit us to engage in speculative or leveraged transactions, nor does it permit us to hold or issue financial instruments for trading purposes. The cash management investment policy was designed to preserve capital and safeguard principal, to meet all of our liquidity requirements and to provide a competitive rate of return for similar risk categories of investment. The policy addresses dealer qualifications, lists approved securities, establishes minimum acceptable credit ratings, sets concentration limits, defines a maturity structure, requires all firms to safe keep securities on our behalf, requires certain mandatory reporting activity and discusses review of the portfolio. We operate the cash management investment program under the guidelines of our investment policy and continuously monitor the investments to avoid risks.
We currently invest our cash primarily in two liquid government AAA money market funds. The dispersion across funds reduces the exposure of a default at any one fund.
Liquidity
We believe that our cash and cash equivalents will be sufficient to fund projected expenditures for the next 12 months or until the Closing of the Transaction, if sooner. We expect that our major cash outlays during the next 12 months will include general corporate expenses net of consulting fees from Telesat and costs associated with completing the Transaction, including employee severance costs and professional fees. Loral receives consulting fees from Telesat of $1.25 million per quarter under a consulting agreement which expired on October 31, 2021.

Under the terms of the Transaction Agreement, Loral is required to make a $7 million payment to Red Isle at Closing. Telesat Corporation is obligated to make this payment as well as costs associated with completing the Transaction if Loral does not have sufficient cash at Closing.
Risks to Cash Flow
In 2012, we sold our former subsidiary, SSL, to MDA. Under the terms of the purchase agreement, we are obligated to indemnify MDA from liabilities with respect to certain pre-closing taxes the total amount of which has not yet been determined. Where appropriate, we intend vigorously to contest the underlying tax assessments, but there can be no assurance that we will be successful. Although no assurance can be provided, we do not believe that these tax-related matters will have a material adverse effect on our financial position or results of operations.
Telesat
Cash and Available Credit
As of September 30, 2021, Telesat had CAD 1.56 billion of cash and short-term investments as well as approximately $200 million of borrowing availability under its revolving credit facility.
Liquidity
A large portion of Telesat’s annual cash receipts are reasonably predictable because they are primarily derived from an existing backlog of long-term customer contracts and high contract renewal rates. Telesat believes its cash and short-term investments as of September 30, 2021, cash flows from operating activities, and drawings on the revolving credit facility under its senior secured credit facilities will be adequate to meet Telesat’s expected cash requirements for at least the next 12 months for activities in the normal course of business, including required interest and principal payments on debt and Telesat’s capital requirements. This includes the commitments Telesat has made to date for the Telesat Lightspeed program, but does not include the capital that would be required to complete construction of the constellation.
The construction of any satellite replacement or expansion program will require significant capital expenditures, and in particular Telesat currently estimates that its planned Telesat Lightspeed constellation will require a capital investment of approximately $5 billion for satellites, launch vehicles, insurance and related ground systems. Cash required for any future satellite programs may be funded from a range of sources including: cash and short-term investments; cash flow from operating activities; cash flow from customer prepayments; through borrowings on the revolving credit facility under Telesat’s senior secured credit facilities; vendor financing; equity investments, including through the issuance of public equity; export credit agency financing; additional secured or unsecured debt financing; proceeds received from repurposing U.S. C-band spectrum, and from government sources. In addition, Telesat may sell certain satellite assets and, in accordance with the terms and conditions of Telesat’s senior secured credit facilities, reinvest the proceeds in replacement satellites or pay down indebtedness under Telesat’s senior secured credit facilities. Telesat’s ability to access these sources of funding, however, is not guaranteed, and therefore, Telesat may not be able to fully fund additional replacement or new satellite programs.
Debt
Telesat’s debt as of September 30, 2021 and December 31, 2020 was as follows:
			September 30, 2021	December 31, 2020
	Maturity	Currency
			(In thousands)
Senior Secured Credit Facilities:
Revolving credit facility	December 2024	USD or CAD equivalent	$—	$—
Term Loan B – U.S. facility	December 2026	USD	1,552,815	1,552,815
6.5% Senior notes	October 2027	USD	550,000	550,000

			September 30, 2021	December 31, 2020
	Maturity	Currency
			(In thousands)
5.625% Senior secured notes	December 2026	USD	500,000	—
4.875% Senior secured notes	June 2027	USD	400,000	400,000
			3,002,815	2,502,815
Deferred financing costs and prepayment options			(1,779)	1,824
Total debt under international financial reporting standards			3,001,036	2,504,639
U.S. GAAP adjustments			(21,320)	(21,383)
Total debt under U.S. GAAP			2,979,716	2,483,256
Current portion			—	—
Long term portion			$2,979,716	$2,483,256

As of September 30, 2021, Telesat was in compliance with the financial covenants of its senior secured credit facilities, the indenture governing its 4.875% Senior Secured Notes, the indenture governing its 5.625% Senior Secured Notes and the indenture governing its senior notes.
Senior Secured Credit Facilities
The obligations under Telesat’s credit agreement and the guarantees of those obligations are secured, subject to certain exceptions, by a first priority security interest in the assets of Telesat and certain of its subsidiaries (the “Guarantors”). The credit agreement contains covenants that restrict the ability of Telesat and the Guarantors to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sale-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. The credit agreement also requires Telesat and the Guarantors to comply with a maximum first lien leverage ratio and contains customary events of default and affirmative covenants, including an excess cash sweep, that may require Telesat to repay a portion of the outstanding principal under its senior secured credit facilities prior to the stated maturity.
Telesat’s senior secured credit facilities are comprised of the following facilities:
i
— Revolving Credit Facility

Telesat’s revolving credit facility (“Revolving Facility”) is a $200 million loan facility available in either U.S. dollar or Canadian dollar equivalent, maturing in December 2024. Loans under the Revolving Facility bear interest at a floating interest rate. For Canadian Prime Rate and Alternative Base Rate (“ABR”) loans, an applicable margin ranging from 0.75% to 1.25% is applied to the Prime Rate and ABR as these interest rates are defined in the senior credit facilities. For Bankers’ Acceptance (“BA”) Loans and Eurodollar Loans, an applicable margin ranging from 1.75% to 2.25% is applied to either the BA interest rate or LIBOR. The rates on the Revolving Facility vary depending upon the results of the first lien leverage ratio. Telesat’s Revolving Facility currently has an unused commitment fee that ranges from 25 to 37.5 basis points per annum, depending upon the result of the total leverage ratio. As of September 30, 2021, other than CAD 0.2 million in drawings related to letters of credit, there were no borrowings under this facility.
ii
— Term Loan B — U.S. Facility

Telesat’s term loan B — U.S. facility (“U.S. TLB Facility”) is a $1,908.5 million facility maturing in December 2026. As of September 30, 2021, $1,552.8 million of this facility was outstanding, which represents the full amount available. The borrowings under Telesat’s U.S. TLB Facility bear interest at a floating rate of either: (i) LIBOR as periodically determined for interest rate periods selected by Telesat in accordance with the terms of the senior secured credit facilities plus an applicable margin of 2.75%; or (ii) Alternative Base Rate as determined in accordance with the terms of the senior secured credit facilities plus an applicable margin of 1.75%.
In December 2020, Telesat made a $341.4 million prepayment on its outstanding term loans under its U.S. TLB Facility. The mandatory principal repayments on Telesat’s U.S. TLB Facility are one quarter of 1.00% of the value of the loan, which must be paid on the last day of each quarter. As a result of the prepayment made in December 2020, mandatory quarterly principal repayments will no longer be required.
Senior Secured Notes
Telesat has senior secured notes, in the amount of $400.0 million, which bear interest at an annual rate of 4.875% and are due in June 2027 (the “4.875% Senior Secured Notes”). The 4.875% Senior Secured Notes indenture includes covenants or terms that restrict Telesat’s ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel its satellite insurance, effect mergers with another entity, and redeem its 4.875% Senior Secured Notes, without penalty, before December 1, 2024, in each case subject to exceptions provided in the 4.875% Senior Secured Notes indenture.
On April 27, 2021, Telesat issued senior secured notes in the amount of $500 million at an annual rate of 5.625%, which are due in December 2026 (the “5.625% Senior Secured Notes”). The 5.625% Senior Secured Notes indenture includes covenants and terms that restrict Telesat’s ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel its satellite insurance, effect mergers with another entity, and redeem the 5.625% Senior Secured Notes, without penalty, before December 6, 2022, in each case subject to exceptions provided in the 5.625% Senior Secured Notes indenture. Telesat incurred debt issuance costs of CAD 6.8 million in connection with the issuance of the 5.625% Senior Secured Notes.
Senior Notes
Telesat’s senior notes, in the amount of $550 million, bear interest at an annual rate of 6.5% and are due in October 2027. They include covenants or terms that restrict Telesat’s ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel its satellite insurance, effect mergers with another entity, and redeem its senior notes, without penalty, before October 15, 2024, in each case subject to exceptions provided in the senior notes indenture.
Debt Service Cost
The interest expense on Telesat’s senior secured credit facilities, senior notes, senior secured notes and interest rate swaps, excluding the impact of the amortization of deferred financing costs, prepayment options and loss on repayment for the year ended December 31, 2021, is expected to be approximately CAD 162.4 million.
Derivatives
Telesat uses, from time to time, interest rate and currency derivatives to manage its exposure to changes in interest rates and foreign exchange rates.
As of September 30, 2021, Telesat had one outstanding interest rate swap which hedges the interest rate risk on $450 million of U.S. denominated Term Loan B borrowings. The contract, which matures in September 2022, is at a fixed interest rate of 2.04%, excluding applicable margin. As of September 30, 2021, the fair value of the interest rate swap was a liability of $5.8 million.
Telesat also has foreign currency embedded derivatives in its purchase contracts with suppliers and sales contracts with customers as a result of some of these contracts being denominated in a currency other than the functional currency of the substantial parties to the respective contract. The fair value of these foreign currency embedded derivatives as of September 30, 2021 was a net liability of $6.7 million.

Capital Expenditures
Telesat has entered into contracts for the development of Telesat Lightspeed constellation and other capital expenditures. The outstanding commitments associated with these contracts were approximately CAD 181.3 million as of September 30, 2021. These expenditures may be funded from some or all of the following: cash and short-term investments; cash flow from operating activities; cash flow from customer prepayments; or funds available under the revolving credit facility.
Statements of Cash Flows
Net Cash Used in Operating Activities
Net cash used in operating activities was $11.6 million for the nine months ended September 30, 2021, consisting primarily of a $19.0 million cash use attributable to net income adjusted for non-cash operating items and a $1.0 million decrease in pension and other post-retirement liabilities, partially offset by a $7.6 million increase in accrued employment costs and other current liabilities primarily due to the accrual of $7.2 million in severance and related costs payable to Loral employees upon termination of their employment at Closing and a $0.8 million increase in other liabilities.
Net cash used in operating activities was $5.6 million for the nine months ended September 30, 2020, consisting primarily of a $10.8 million cash use attributable to net income adjusted for non-cash operating items and a $0.9 million decrease in income taxes payable, net of refunds receivable, and a $1.8 million decrease in pension and other post-retirement liabilities, partially offset by a receipt of $5.9 million from XTAR for a past due receivable and a $2.2 million increase in other liabilities.
Net Cash Used in Financing Activities
Net cash used in financing activities was $170.1 million for the nine months ended September 30, 2020 attributable to the payment of a cash dividend to common shareholders in May 2020.
Affiliate Matters
Loral has made certain investments in joint ventures in the satellite services business that are accounted for under the equity method of accounting (see Note 5 to our financial statements for further information on affiliate matters).
Commitments and Contingencies
Our business and operations are subject to a number of significant risks, the most significant of which are summarized in Note 13 to our condensed consolidated financial statements.
Other Matters
Recent Accounting Pronouncements
There are no accounting pronouncements that have been issued but not yet adopted that we believe will have a significant impact on our financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis should be read in conjunction with our consolidated financial statements (the “financial statements”) included herein.
Loral Space & Communications Inc., a Delaware corporation, together with its subsidiaries, is a leading satellite communications company engaged, through our ownership interests in affiliates, in satellite-based communications services.
Disclosure Regarding Forward-Looking Statements
Except for the historical information contained in the following discussion and analysis, the matters discussed below are not historical facts, but are “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition, we or our representatives have made and may continue to make forward-looking statements, orally or in writing, in other contexts. These forward-looking statements can be identified by the use of words such as “believes,” “expects,” “plans,” “may,” “will,” “would,” “could,” “should,” “anticipates,” “estimates,” “project,” “intend,” or “outlook” or other variations of these words. These statements, including without limitation those relating to Telesat, are not guarantees of future performance and involve risks and uncertainties that are difficult to predict or quantify. Actual events or results may differ materially as a result of a wide variety of factors and conditions, many of which are beyond our control. For a detailed discussion of these and other factors and conditions, please refer to the Risk Factors section above, the Commitments and Contingencies section below and to our other periodic reports filed with the Securities and Exchange Commission (“SEC”). We operate in an industry sector in which the value of securities may be volatile and may be influenced by economic and other factors beyond our control. We undertake no obligation to update any forward-looking statements.
Overview
Business
Recent Developments
On November 23, 2020, Loral entered into the Transaction Agreement with Telesat, Telesat Partnership, Telesat Corporation, Telesat CanHoldco, Merger Sub, PSP and Red Isle, under which Merger Sub will merge with and into Loral, with Loral surviving the Merger as a wholly owned subsidiary of Telesat Partnership, and Loral stockholders receiving common shares of Telesat Corporation and/or units of Telesat Partnership that will be exchangeable for common shares of Telesat Corporation following the expiration of a six-month lock-up period.
The Transaction Agreement contains a number of customary conditions that must be fulfilled to complete the Transaction, including (i) approval of (A) a majority of the outstanding Loral voting common stock and (B) a majority of the outstanding Loral voting common stock not held by MHR, PSP, any other party to the Transaction Agreement or certain of their respective affiliates; (ii) the parties having obtained certain regulatory consents and approvals; (iii) no legal proceedings having been commenced that would enjoin or prohibit the consummation of the Transaction; (iv) the listing of the Class A and Class B shares of Telesat Corporation on a U.S. securities exchange; (v) no “Material Adverse Effect” (as defined in the Transaction Agreement) having occurred; (vi) Telesat remaining in good standing with respect to its material debt obligations; (vii) the accuracy of certain representations (subject to certain qualifications as to materiality) and material performance of certain covenants by the parties, subject to specified exceptions; (viii) effectiveness of the registration statement on Form F-4 and the issuance of a receipt for each of the Canadian preliminary and final prospectuses in respect of the Transaction; (ix) no U.S., Canadian or Spanish governmental agency having commenced civil or criminal proceeding against Loral alleging that any member of the “Loral Group” has criminally violated any law, and no member of the “Loral Group” having been indicted or convicted for, or plead nolo contendere to, any such alleged criminal violation; (x) Loral remaining solvent and not having entered into any bankruptcy or related proceeding; and (xi) the delivery by the parties of certain closing deliverables. If the parties have confirmed that all the conditions are satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but which conditions are capable of being satisfied at the Closing), then PSP and Loral will each have the right to extend the Closing for any number of periods of up to 30 days each and no longer than 120 days in the aggregate, from the date on which the Closing otherwise would have occurred. If the Closing is extended, the Closing will occur on the first two consecutive business days commencing on the fifth business day after the expiration of the final extension period on which the conditions are satisfied or waived (other than the conditions (i) with respect to no “Material Adverse Effect” (as defined in the Transaction Agreement) having occurred, (ii) that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing and (iii) if PSP extends the Closing, with respect to a civil or criminal legal proceeding alleging that Loral or any of its subsidiaries (excluding XTAR and GdM and their subsidiaries), has criminally violated a law). Subject to the satisfaction of the conditions to Closing and any extensions described above, we expect to complete the Transaction in the third quarter of 2021.
Upon satisfaction of the terms and subject to the conditions set forth in the Transaction Agreement, the Transaction will result in the current stockholders of Loral, PSP and the other shareholders in Telesat (principally current or former management of Telesat) owning approximately the same percentage of equity in Telesat indirectly through Telesat Corporation and/or Telesat Partnership as they currently hold (indirectly in the case of Loral stockholders and PSP) in Telesat, Telesat Corporation becoming the publicly traded general partner of Telesat Partnership and Telesat Partnership indirectly owning all of the economic interests in Telesat, except to the extent that the other shareholders in Telesat elect to retain their direct interest in Telesat.
The Transaction Agreement provides certain termination rights for both Loral and PSP and further provides that, in certain circumstances, Loral may be required to pay to Red Isle a termination fee of $6,550,000 or $22,910,000, or to pay to PSP a “breach” fee of $40,000,000, in each case as provided in the Transaction Agreement.
Description of Business
Loral has one operating segment consisting of satellite-based communications services. Loral participates in satellite services operations primarily through its ownership interest in Telesat, a leading global satellite operator. Telesat provides its satellite and communication services from a fleet of GEO satellites that occupy Canadian and other orbital locations. Telesat is also developing a planned global constellation of LEO satellites known as “Telesat Lightspeed.” Loral holds a 62.6% economic interest and a 32.6% voting interest in Telesat as of December 31, 2020.
Telesat’s GEO Satellite Business
The satellite services business is capital intensive and the build-out of a satellite fleet requires substantial time and investment. Once the investment in a satellite is made, the incremental costs to maintain and operate the satellite are relatively low over the life of the satellite, with the exception of in-orbit insurance. Telesat has been able to generate a large contractual revenue backlog by entering into long-term contracts with some of its customers, in some cases for all or substantially all of a satellite’s orbital maneuver life. Historically, this has resulted in revenue from the satellite services business being fairly predictable.
As of December 31, 2020, Telesat provided satellite services to customers from its fleet of 15 GEO satellites, as well as the Canadian payload on the ViaSat-1 satellite. Telesat also manages the operations of additional satellites for third parties. As of December 31, 2020, Telesat’s contracted backlog from its GEO satellite business was approximately $2.1 billion.
Telesat Lightspeed
Telesat has commenced the development of what it believes will be the world’s most advanced constellation of LEO satellites and integrated terrestrial infrastructure, called “Telesat Lightspeed” — a platform designed to revolutionize the provision of global broadband connectivity. In January 2018, Telesat’s first LEO satellite was successfully launched into orbit. This Phase 1 LEO satellite has demonstrated certain key features of the Telesat Lightspeed system design, specifically the capability of the satellite and customer terminals to deliver a low latency broadband experience. Telesat also installed ground infrastructure at its teleport in Allan Park in Canada to support testing with a variety of existing and prospective customers and potential suppliers of the Telesat Lightspeed system hardware who have been participating in trials since the second half of 2018.
To advance its plans for Telesat Lightspeed, Telesat has recently undertaken, among other things, the following:
In February 2021, Telesat announced that it had entered into an agreement with TAS to be the prime manufacturer of the Telesat Lightspeed constellation and that TAS and its affiliate Telespazio have made a Lightspeed capacity commitment in connection with the agreement. Under the terms of the agreement, the parties have provided for continued progress of the program while the financing for the project is being finalized. The execution of the definitive manufacturing agreement, the commencement of full construction activities and the final constellation deployment schedule are subject to, and conditional upon, the progress of the financing of the program.
In February 2021, Telesat announced that it had selected MDA to manufacture the phased array antennas to be incorporated into the Telesat Lightspeed satellites. Under the terms of the agreement Telesat has entered into with MDA, the parties have provided for continued progress of the program while the financing for the project is being finalized.
In February 2021, Telesat announced that it had entered into an MOU with the government of Québec for an investment of CAD 400 million into Telesat Lightspeed. Under the terms of the MOU, the investment by the government of Québec will consist of CAD 200 million in preferred equity as well as a CAD 200 million loan. Telesat expects that a final agreement will be completed in the coming months.
While Telesat has entered into agreements with TAS and MDA, the execution of the definitive manufacturing agreements with them, the commencement of full construction activities and the final constellation deployment schedule are subject to, and conditional upon, the progress of the financing for the program. Similarly, the government of Quebec’s CAD 400 million investment is subject to a number of conditions, including financing and the entering into of a further definitive agreement.
Telesat continues to take a number of steps to advance Telesat Lightspeed’s business plan, including putting in place arrangements with launch providers, ground systems operators, and antenna manufacturers (to advance the development of economical and high efficiency antenna systems).
Telesat currently estimates that Telesat Lightspeed will require a capital investment of approximately $5 billion. Telesat anticipates diverse sources of financing, including (subject to compliance with Telesat’s borrowing covenants) Telesat’s current cash-on-hand, expected cash flows of Telesat’s GEO business, proceeds Telesat expects to receive from the repurposing of C-band spectrum, potential future equity issuance, and future borrowings, including from export credit agencies.
In July 2019, Telesat announced that it had entered into a memorandum of understanding with the government of Canada regarding a partnership intended to ensure access to affordable high-speed internet connectivity across rural and remote areas of Canada through the development of the Telesat Lightspeed constellation. The partnership is expected to generate CAD 1.2 billion in revenue for Telesat over 10 years, which includes up to CAD 600 million from the government of Canada.
In May 2019, Telesat entered into an agreement with the government of Canada pursuant to which the government of Canada will contribute up to CAD 85 million through July 31, 2023 to support the development of the Telesat Lightspeed constellation. As of December 31, 2020 and 2019, Telesat recorded CAD 12 million and CAD 5.0 million, respectively, relating to the agreement.
Repurposing of C-Band Spectrum
In a number of countries, regulators plan to adopt new spectrum allocations for terrestrial mobile broadband and 5G, including certain C-band spectrum currently allocated to satellite services. Telesat currently use C-band spectrum in a number of countries, including the U.S. and Canada. To the extent that Telesat is able to assist in making the C-band spectrum it uses available for use for terrestrial mobile broadband and 5G, Telesat may be entitled to certain compensation.

In February 2020, the FCC issued a final Report and Order on Expanding Flexible use of the 3.7 to 4.2 GHz Band. The Report and Order provided that Telesat would receive as much as $344.4 million from the repurposing of C-band spectrum in the U.S. provided that Telesat takes the necessary actions to move its services in the continental U.S. out of the 3700 — 4000 MHz spectrum band and into the 4000 — 4200 MHz band and takes the necessary steps to ensure that its end user antennas will not be subject to terrestrial interference. Telesat believes that it can meet all the requirements to receive the $344.4 million.
A similar repurposing of C-band spectrum is currently underway in Canada as well, with the government of Canada launching a public consultation on repurposing C-band spectrum in August 2020. In the consultation document, in addition to its own proposal, the government of Canada included a proposal put forward by Telesat whereby Telesat — the sole satellite operator licensed to use C-band in Canada — would accelerate, and be fully responsible for, the clearing of a portion of the C-band spectrum for 5G. In return, Telesat would be compensated for clearing and repurposing the spectrum. Comments were submitted to the government on October 26, 2020, and Reply Comments were submitted on November 30, 2020. Telesat anticipates a decision in 2021.
Telesat Lightspeed Asset Transfers
In December 2020, in connection with Telesat’s ongoing financing activities related to its planned Telesat Lightspeed constellation, Telesat designated certain of its subsidiaries as unrestricted subsidiaries under its amended senior secured credit facilities and the indentures governing its senior secured notes and senior notes.
On December 31, 2020, Telesat and Telesat Spectrum General Partnership (“TSGP”), a wholly owned restricted subsidiary of Telesat, entered into a series of transactions in which Telesat and TSGP transferred to certain unrestricted subsidiaries (i) assets relating to the Telesat Lightspeed network, including NGSO spectrum authorizations, U.S. market access rights, certain IP, certain fixed assets and certain contracts, and (ii) C-band assets, including Canadian C-band licenses and U.S. C-band market access rights, together with the right to receive proceeds from the repurposing thereof. In connection with such asset transfers, the applicable unrestricted subsidiaries entered into certain market access and control agreements permitting Telesat and TSGP to retain access and/or control over the transferred assets. Concurrently with these transactions, Telesat contributed $193 million in cash to Telesat LEO Holdings Inc., an unrestricted subsidiary of Telesat. These transactions are collectively referred to as the “LEO Transactions.”
Immediately prior to the LEO Transactions, Telesat prepaid outstanding term loans under its amended senior secured credit facilities in an aggregate principal amount of $341.4 million. As a result of such prepayment, pro forma leverage under the amended senior secured credit facilities at the time of the LEO Transactions was less than 4.50 to 1.00. The LEO Transactions complied with the covenants set forth in the amended senior secured credit facilities and the indentures governing Telesat’s senior secured notes and senior notes.
Telesat Outlook
Telesat’s desirable spectrum rights, commitment to providing the highest level of customer service, deep technical expertise and culture of innovation have enabled it to successfully develop its business to date. Leveraging these strengths and building on its existing contractual revenue backlog, Telesat’s focus is on profitably growing its business by increasing the utilization of its in-orbit satellites and, in a disciplined manner, deploying expansion satellite capacity where strong market demand is anticipated.
After decades of developing and successfully operating its GEO-based satellite services business, Telesat believes that it is now poised to revolutionize the provision of global broadband connectivity by developing what Telesat believes will be the world’s most advanced constellation of LEO satellites and integrated terrestrial infrastructure, Telesat Lightspeed.
Telesat believes that it is well positioned to serve its customers and the markets in which it participates. Telesat actively pursues opportunities to develop new satellites, particularly in conjunction with current or prospective customers who will commit to long-term service agreements prior to the time the satellite construction contract is signed. Although Telesat regularly pursues these opportunities, it does not procure additional or replacement satellites until it believes there is a demonstrated need and a sound business plan for such satellite capacity.
In 2021, Telesat remains focused on increasing utilization of its existing satellites, the development of its global Lightspeed constellation, identifying and pursuing opportunities to invest in other expansion of satellite capacity and leveraging the value of its spectrum rights, all while maintaining operating discipline.
Telesat’s operating results are subject to fluctuations as a result of exchange rate variations. During 2020, approximately 53% of Telesat’s revenues, 46% of its operating expenses, 100% of its interest expense and the majority of its capital expenditures were denominated in U.S. dollars. The most significant impact of variations in the exchange rate is on the U.S. dollar denominated indebtedness and cash and short term investments. As of December 31, 2020, Telesat’s U.S. dollar denominated debt totaled $2.5 billion. As of December 31, 2020, a five percent increase (decrease) in the Canadian dollar against the U.S. dollar on financial assets and liabilities would have increased (decreased) Telesat’s net income by approximately $124.6 million. This analysis assumes all other variables, in particular interest rates, remain constant.
In connection with the acquisition of our ownership interest in Telesat in 2007, Loral has agreed that, subject to certain exceptions described in the Shareholders Agreement, for so long as Loral has an interest in Telesat, it will not compete in the business of leasing, selling or otherwise furnishing fixed satellite service, broadcast satellite service or audio and video broadcast direct to home service using transponder capacity in the C-band, Ku-band and Ka-band (including in each case extended band) frequencies and the business of providing end-to-end data solutions on networks comprised of earth terminals, space segment, and, where appropriate, networking hubs.
Other
We own 56% of XTAR, a joint venture between us and Hisdesat of Spain. Prior to July 1, 2020, XTAR owned and operated an X-band satellite, the XTAR — EUR Satellite located at the 29° E.L. Orbital Slot. In addition, prior to July 1, 2020, XTAR leased from Hisdesat 7.2 72MHz X-band transponders on the Spainsat satellite located at 30° W.L.. For services provided by Loral, XTAR, until December 31, 2013, was charged a quarterly management fee under the Loral Management Agreement. As of December 31, 2019, the amount due to Loral under the Loral Management Agreement was $6.6 million, and we had an allowance of $6.6 million against this receivable.
On July 1, 2020, Loral, XTAR and Hisdesat restructured their relationship, including, among other things, the following: (i) Hisdesat purchased the Satellite and certain assets related to operation of the Satellite from XTAR; (ii) XTAR’s agreement with Hisdesat to operate the Satellite at the Orbital Slot was terminated and the rights and licenses to operate the Satellite at the Orbital Slot reverted to Hisdesat; (iii) the Transponder Lease was terminated; (iv) XTAR and Hisdesat entered into an agreement under which XTAR will continue to market and sell capacity on the Satellite and on the Spainsat satellite; (v) XTAR and Loral terminated the Loral Management Agreement; and (vi) Loral granted to Hisdesat an option to acquire for nominal consideration, subject to receipt of all required regulatory approvals, Loral’s membership interests in XTAR. This option has not yet been exercised by Hisdesat. On July 2, 2020, Loral received from XTAR $5.9 million from the proceeds of the sale of the Purchased Assets in full and final settlement of the past due receivable outstanding of $6.6 million under the Loral Management Agreement. As a result, the Company recorded a $5.9 million recovery of an affiliate doubtful receivable and a corresponding reduction in its allowance for doubtful accounts for the year ended December 31, 2020.
COVID-19
On March 11, 2020, the World Health Organization designated the COVID-19 coronavirus as a global pandemic. Various policies and initiatives have been implemented worldwide to reduce the global transmission of COVID-19, including the promotion of social distancing and the adoption of remote working policies.
Although the COVID-19 pandemic has had a limited impact on Telesat’s and our ability to operate our respective businesses, Telesat’s customers in the maritime and aeronautical markets have been significantly impacted by the pandemic. At the request of some of these customers, Telesat has agreed to amend the terms of certain of their contracts to mitigate the adverse financial impact that COVID-19 is having on their respective businesses. These arrangements will have an adverse impact on Telesat’s revenues in the near term. While not sufficient to offset adverse impacts referred to above, Telesat has experienced some increased demand for services as a result of COVID-19, primarily from government, and government-sponsored broadband requirements. In addition, certain of Telesat’s maritime and aeronautical customers have commenced voluntary bankruptcy proceedings. As a result, Telesat recorded a provision for bad debt expense for certain accounts receivable with these customers given the risk that Telesat may not receive payment for all, or substantially all, of the amounts owed to it.
On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act was signed into law, and on April 24, 2020, the Paycheck Protection Program and Healthcare Enhancement Act was signed into law (collectively, the “COVID-19 Acts”). The COVID-19 Acts provide a substantial stimulus and assistance package intended to address the impact of the COVID-19 pandemic, including tax relief and government loans, grants and investments. The COVID-19 Acts reduced our income tax provision by approximately $2.6 million for the year ended December 31, 2020. We continue to monitor any other effects that may result from the COVID-19 Acts.
Consolidated Operating Results
Please refer to Critical Accounting Matters set forth below in this section.
2020 Compared with 2019
The following compares our consolidated results for 2020 and 2019 as presented in our financial statements:
Operating loss
	Year Ended December 31,
	2020	2019
	(In thousands)
General and administrative expenses	$(6,717)	$(6,612)
Recovery of affiliate doubtful receivable	5,854	—
Operating loss	$(863)	$(6,612)
General and administrative expenses were comparable for the years ended December 31, 2020 and 2019. The recovery of affiliate doubtful receivable in 2020 represents the receipt of $5.9 million from XTAR in full and final settlement of the past due receivable outstanding of $6.6 million under the Loral Management Agreement.
Interest and Investment Income
	Year Ended December 31,
	2020	2019
	(In thousands)
Interest and investment income	$1,050	$5,727
Interest and investment income decreased by $4.7 million for the year ended December 31, 2020 as compared to the year ended December 31, 2019 due to the lower cash balance resulting primarily from payment of cash dividends of $170.1 million and $46.4 million in May 2020 and December 2020, respectively, and lower interest rates earned on the cash balance during the year 2020 as compared to 2019.
Other Expense
	Year Ended December 31,
	2020	2019
	(In thousands)
Other expense	$10,898	$4,586

For the years ended December 31, 2020 and 2019, other expense includes Transaction related expenses of $10.2 million and $4.0 million, respectively.
Income Tax Provision
	Year Ended December 31,
	2020	2019
	(In thousands)
Income tax provision	$(12,886)	$(6,153)
For 2020, we recorded a current and deferred tax provision of $1.5 million and $11.4 million, respectively, resulting in a total tax provision of $12.9 million. For 2019, we recorded a current and deferred tax provision of $3.2 million and $3.0 million, respectively, resulting in a total tax provision of $6.2 million. Our income tax provision for 2020 includes a current and deferred tax benefit of $1.6 million and $1.0 million, respectively, from the COVID-19 Acts.
The deferred tax provision for each period included the impact of equity in net income of affiliates in our consolidated statement of operations. After utilization of our NOL carryforwards and allowable tax credits, federal income tax on Global Intangible Low-Taxed Income (“GILTI”) from Telesat was zero. Furthermore, since our deferred tax assets related to the investment in Telesat will be realized from the future recognition of GILTI, the federal portion of these deferred tax assets are valued at zero.
During 2021, the statute of limitations for assessment of additional tax will expire with regard to certain uncertain tax positions (“UTPs”), potentially resulting in a $19.1 million reduction to our income tax provision.
To the extent that profitability from operations is not sufficient to realize the benefit from our remaining net deferred tax assets, we would generate sufficient taxable income from the appreciated value of our Telesat investment, subject to the provisions of the Transaction Agreement, in order to prevent federal net operating losses from expiring and realize the benefit of all remaining deferred tax assets.
See Critical Accounting Matters — Taxation below for discussion of our accounting method for income taxes.
Equity in Net Income of Affiliates
	Year Ended December 31,
	2020	2019
	(In thousands)
Telesat	$116,716	$101,403
The following is a reconciliation of the changes in our investment in Telesat for the years ended December 31, 2020 and 2019:
	Year Ended December 31,
	2020		2019
	(In thousands)
Opening Balance, January 1,		$90,184		$24,574
Components of equity in net income of Telesat:
Equity in net income of Telesat	$111,892		$97,856
Eliminations of affiliate transactions and related amortization	4,824	116,716	3,547	101,403
Equity in Telesat-related other comprehensive loss		(14,236)		(35,793)
Ending balance, December 31,		$192,664		$90,184

As of December 31, 2020, we held a 62.6% economic interest and a 32.6% voting interest in Telesat. Loral’s equity in net income of Telesat is based on our proportionate share of Telesat’s results in accordance with U.S. GAAP and in U.S. dollars. The amortization of Telesat fair value adjustments applicable to the Loral Skynet assets and liabilities acquired by Telesat in 2007 is proportionately eliminated in determining our share of the net income or loss of Telesat. Our equity in net income or loss of Telesat also reflects amortization of profits eliminated, to the extent of our economic interest in Telesat, on satellites we constructed for Telesat while we owned SSL and on Loral’s sale to Telesat in April 2011 of its portion of the payload on the ViaSat-1 satellite and related assets.
Summary financial information for Telesat in accordance with U.S. GAAP in Canadian dollars and U.S. dollars for the years ended and as of December 31, 2020 and 2019 follows (in thousands):
	December 31,		December 31,
	2020	2019	2020	2019
	(In Canadian dollars)		(In U.S. dollars)
Balance Sheet Data:
Current assets	894,835	1,139,605	703,210	$877,294
Total assets	5,018,579	5,365,307	3,943,875	4,130,337
Current liabilities	165,233	161,357	129,849	124,217
Long-term debt, including current portion	3,159,944	3,684,873	2,483,256	2,836,700
Total liabilities	3,996,600	4,552,467	3,140,747	3,504,594
Shareholders’ equity	1,021,979	812,840	803,128	625,743
Period end exchange rate for translating Canadian dollars to U.S. dollars (1 U.S. dollar equals)	1.2725	1.2990
Telesat’s revenue decreased by $74 million for the year ended December 31, 2020 as compared to the year ended December 31, 2019 due primarily to the reduction of service for a North American DTH customer, lower revenue from enterprise services due to the completion of the non-cash amortization of a significant financing component of an agreement, lower revenue associated with short-term services provided to other satellite operators, and, to a lesser extent, the impact of the COVID-19 pandemic on certain enterprise customers and lower consulting revenues. The foreign exchange rate change decreased Telesat’s revenue by approximately $3.0 million for the year ended December 31, 2020 as compared to the year ended December 31, 2019.
Telesat’s operating expenses decreased by $4.9 million for the year ended December 31, 2020 as compared to the year ended December 31, 2019 primarily due to lower expenses related to development of the Telesat Lightspeed constellation, net of amounts to be reimbursed under a grant from the Canadian government, lower consultancy related expenses and lower employee bonuses, partially offset by higher wages related to hiring of additional employees primarily to support the Telesat Lightspeed program, lower capitalized engineering costs, higher professional fees, higher provision for bad debt expense associated with the COVID-19 pandemic and higher in-orbit insurance.
Telesat’s depreciation and amortization decreased by $26.3 million for the year ended December 31, 2020 as compared to the year ended December 31, 2019 primarily due to the end of useful life, for accounting purposes, of the Anik F2 satellite in the fourth quarter of 2019, the Anik F1R satellite in the fourth quarter of 2020 and certain customer relationships in 2019.
Telesat’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. Telesat’s main currency exposures as of December 31, 2020, lie in its U.S. dollar denominated cash and cash equivalents, accounts receivable, accounts payable and debt financing. The most significant impact of variations in the exchange rate is on the U.S. dollar denominated debt financing. As of December 31, 2020, Telesat’s U.S. dollar denominated debt totaled $2.5 billion. As of December 31, 2020, a five percent increase (decrease) in the Canadian dollar against the U.S. dollar on financial assets and liabilities would have increased (decreased) Telesat’s net income by approximately $124.6 million. This analysis assumes all other variables, in particular interest rates, remain constant.

On January 1, 2019, Telesat adopted Accounting Standards Codification (“ASC”) 842, Leases, for its U.S. GAAP reporting which we use to record our equity income in Telesat. Telesat adopted the new guidance using the modified retrospective approach with the cumulative effect of initially applying the standard being recorded on the balance sheet. As a result, on January 1, 2019, Telesat recognized a right-of-use asset of $19.6 million and lease liability of $20.0 million on its consolidated balance sheet.
Backlog
Telesat’s backlog as of December 31, 2020 and 2019 was $2.1 billion and $2.5 billion, respectively. It is expected that approximately 23.9% of satellite services backlog will be recognized as revenue by Telesat during 2021. As of December 31, 2020, Telesat had received approximately $325.4 million of customer prepayments.
Critical Accounting Matters
The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of income (loss) reported for the period. Actual results could differ from estimates. We believe the following critical accounting matters contain the more significant judgments and estimates used in the preparation of our financial statements.
Investments in Affiliates
Our investments in affiliates are accounted for using the equity method of accounting under U.S. GAAP. The carrying value of our investments in affiliates is reviewed for impairment in accordance with Financial Accounting Standards Board (“FASB”) Codification Topic 323 Investments — Equity Method and Joint Ventures.
We monitor our equity method investments for factors indicating other-than-temporary decrease in value. An impairment charge would be recognized when the decrease in value is determined to be other-than-temporary. The fair value of each investment is determined based on the income approach by discounting our investee’s projected annual free cash flows to their present value using a rate of return appropriate for the risk of achieving the projected cash flows. Telesat’s financial statements are prepared in accordance with international financial reporting standards (“IFRS”). To allow our reporting of our investment in Telesat under U.S. GAAP, Telesat provides us with a reconciliation of its financial statements from IFRS to U.S. GAAP.
Fair Value Measurements
U.S. GAAP defines fair value as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants. U.S. GAAP also establishes a fair value hierarchy that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are described below:
Level 1:   Inputs represent a fair value that is derived from unadjusted quoted prices for identical assets or liabilities traded in active markets at the measurement date.
Level 2:   Inputs represent a fair value that is derived from quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities, and pricing inputs, other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.
Level 3:   Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

These provisions are applicable to all of our assets and liabilities that are measured and recorded at fair value.
Assets and Liabilities Measured at Fair Value
The following table presents our assets and liabilities measured at fair value on a recurring or non-recurring basis at December 31, 2020:
	Level 1	Level 2	Level 3
	(In thousands)
Assets
Cash equivalents: Money market funds	$29,166	$—	$—
Other current assets:
Indemnification – Sale of SSL	$—	$—	$598
Liabilities
Long term liabilities:
Indemnification – Globalstar do Brasil S.A.	$—	$—	$145
The carrying amount of money market funds approximates fair value as of each reporting date because of the short maturity of those instruments.
The Company did not have any non-financial assets or non-financial liabilities that were recognized or disclosed at fair value as of December 31, 2020.
Assets and Liabilities Measured at Fair Value on a Non-recurring Basis
We review the carrying values of our equity method investments when events and circumstances warrant and consider all available evidence in evaluating when declines in fair value are other-than-temporary. The fair values of our investments are determined based on valuation techniques using the best information available and may include quoted market prices, market comparables and discounted cash flow projections. An impairment charge is recorded when the carrying amount of the investment exceeds its current fair value and is determined to be other-than-temporary.
The asset resulting from the indemnification of SSL is for certain pre-closing taxes and reflects the excess of payments since inception over refunds and the estimated remaining liability, which was originally determined using the fair value objective approach. The estimated liability for indemnifications relating to Globalstar do Brasil S.A., originally determined using expected value analysis, is net of payments since inception.
Taxation
Loral is subject to U.S. federal, state and local income taxation on its worldwide income and foreign taxes on certain income from sources outside the United States. Our foreign subsidiaries are subject to taxation in local jurisdictions. Telesat is subject to tax in Canada and other jurisdictions and Loral will provide in operating earnings any additional U.S. current and deferred tax required on distributions received or deemed to be received from Telesat, including GILTI.
We use the liability method in accounting for taxes whereby income taxes are recognized during the year in which transactions are recorded in the financial statements. Deferred taxes reflect the future tax effect of temporary differences between the carrying amount of assets and liabilities for financial and income tax reporting and are measured by applying anticipated statutory tax rates in effect for the year during which the differences are expected to reverse. We assess the recoverability of our deferred tax assets and, based upon this analysis, record a valuation allowance against the deferred tax assets to the extent recoverability does not satisfy the “more likely than not” recognition criteria.
The tax benefit of a UTP taken or expected to be taken in income tax returns is recognized only if it is “more likely-than-not” to be sustained on examination by the taxing authorities, based on its technical merits as of the reporting date. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. We recognize interest and penalties related to income taxes in income tax expense on a quarterly basis.
The unrecognized tax benefit of a UTP is recognized in the period when the UTP is effectively settled. Previously recognized tax positions are derecognized in the first period in which it is no longer more likely than not that the tax position would be sustained upon examination. Evaluating the technical merits of a tax position and determining the benefit to be recognized involves a significant level of judgment in the assumptions underlying such evaluation.
Pension and Other Employee Benefits
We maintain a qualified pension plan, which is a defined benefit pension plan. In addition to providing pension benefits, we provide certain health care and life insurance benefits for retired employees and dependents. Healthcare benefits end when the retiree reaches age 65. Pension and other employee post-retirement benefit costs are developed from actuarial valuations. Inherent in these valuations are key assumptions, including the discount rate and expected long-term rate of return on plan assets. Material changes in these pension and other employee post-retirement benefit costs may occur in the future due to changes in these assumptions, as well as our actual experience.
The discount rate is subject to change each year, based on a hypothetical yield curve developed from a portfolio of high quality, corporate, non-callable bonds with maturities that match our projected benefit payment stream. The resulting discount rate reflects the matching of the plan liability cash flows to the yield curve. The discount rate determined on this basis for the qualified pension plan and other employee post-retirement benefit costs was 2.5% and 3.25% as of December 31, 2020 and 2019, respectively.
The expected long-term rate of return on pension plan assets is selected by taking into account the expected duration of the plan’s projected benefit obligation, asset mix and the fact that its assets are actively managed to mitigate risk. Allowable investment types include equity investments, fixed income investments and real assets. Both equity and fixed income investment types may include alternative investments which are permitted to be up to 20% of total plan assets. Pension plan assets are primarily managed by Russell Investment Corp. (“Russell”), which allocates the assets into specified Russell-designed funds as we direct. Each specified Russell fund is then managed by investment managers chosen by Russell. We also engage non-Russell related investment managers through Russell, in its role as trustee, to invest pension plan assets. The targeted long-term allocation of our pension plan assets is 56.5% in liquid return-seeking investments, 29% in fixed income investments and 14.5% in alternative investments. The expected long-term annual rate of return on plan assets was 7.00% and 7.25% for 2020 and 2019, respectively. For 2021, we have updated our expected long-term rate of return to 6.75%.
Pension and other employee post-retirement benefit costs (“Net Periodic Costs”) included in our statement of operations in 2021 are expected to be approximately $1.1 million, which is unchanged from Net Periodic Costs in 2020. Net Periodic Costs include amortization of actuarial gains and losses presented in accumulated other comprehensive loss. We use the corridor approach to amortize actuarial gains and losses. Under this approach, net actuarial gains or losses in excess of 10% of the larger of the benefit obligation or fair value of plan assets are amortized on a straight-line basis. Changes in Net Periodic Costs are partly driven by changes in discount rate and expected long-term rate of return. Lowering the discount rate and the expected long-term rate of return each by 0.5% would have increased Net Periodic Costs by approximately $0.2 million in 2020.
The benefit obligations for pensions and other employee post-retirement benefits exceeded the fair value of plan assets by $20.3 million at December 31, 2020. We are required to recognize the funded status of a benefit plan on our balance sheet. Market conditions and interest rates significantly affect future assets and liabilities of Loral’s pension and other employee benefits plans.
Contingencies
Contingencies by their nature relate to uncertainties that require management to exercise judgment both in assessing the likelihood that a liability has been incurred as well as in estimating the amount of potential loss, if any. We accrue for costs relating to litigation, claims and other contingent matters when, in management’s opinion, such liabilities become probable and reasonably estimable. Such estimates may be based on advice from third parties or on management’s judgment, as appropriate. Actual amounts paid may differ from amounts estimated, and such differences will be charged to operations in the period in which the final determination of the liability is made. Management considers the assessment of loss contingencies as a critical accounting policy because of the significant uncertainty relating to the outcome of any potential legal actions and other claims and the difficulty of predicting the likelihood and range of the potential liability involved, coupled with the material impact on our results of operations that could result from legal actions or other claims and assessments.
Accounting Standards Issued and Not Yet Implemented
For discussion of accounting standards issued and not yet implemented that could have an impact on us, see Note 2 to the financial statements.
Liquidity and Capital Resources
Loral
As described above, Loral’s principal asset is a 62.6% economic interest in Telesat. The operations of Telesat are not consolidated but are presented using the equity method of accounting. Loral has no debt. Telesat has third party debt with financial institutions. Cash is maintained at Loral and Telesat to support the operating needs of each respective entity. The ability of Telesat to pay dividends or certain other restricted payments as well as consulting fees in cash to Loral is governed by applicable covenants relating to its debt and its shareholder agreement.
Cash and Available Credit
At December 31, 2020, Loral had $31.6 million of cash and cash equivalents and no debt. The Company’s cash and cash equivalents as of December 31, 2020 decreased by $227.4 million from December 31, 2019 due primarily to payment of cash dividends of $170.1 million and $46.4 million in May 2020 and December 2020, respectively, corporate expenses of $5.9 million adjusted for changes in working capital and net of consulting fees from Telesat, payments of $10.3 million related to strategic initiatives and pension and other post-retirement funding of $2.0 million, partially offset by $5.9 million received from XTAR for a past due receivable and $1.4 million of interest and investment income. A discussion of cash changes by activity is set forth in the sections “Net Cash (Used in) Provided by Operating Activities” and “Net Cash Used in Financing Activities.” The Company did not have a credit facility as of December 31, 2020 and 2019.
Cash Management
We have a cash management investment program that seeks a competitive return while maintaining a conservative risk profile. Our cash management investment policy establishes what we believe to be conservative guidelines relating to the investment of surplus cash. The policy allows us to invest in commercial paper, money market funds and other similar short-term investments but does not permit us to engage in speculative or leveraged transactions, nor does it permit us to hold or issue financial instruments for trading purposes. The cash management investment policy was designed to preserve capital and safeguard principal, to meet all of our liquidity requirements and to provide a competitive rate of return for similar risk categories of investment. The policy addresses dealer qualifications, lists approved securities, establishes minimum acceptable credit ratings, sets concentration limits, defines a maturity structure, requires all firms to safe keep securities on our behalf, requires certain mandatory reporting activity and discusses review of the portfolio. We operate the cash management investment program under the guidelines of our investment policy and continuously monitor the investments to avoid risks.
We currently invest our cash in several liquid prime and government AAA money market funds. The dispersion across funds reduces the exposure of a default at one fund.

Liquidity
We believe that our cash and cash equivalents will be sufficient to fund projected expenditures for the next 12 months or until the Closing of the Transaction, if sooner. We expect that our major cash outlays during the next 12 months will include general corporate expenses net of consulting fees from Telesat and costs associated with completing the Transaction, including employee severance costs and professional fees . Loral receives consulting fees from Telesat of $1.25 million per quarter under a consulting agreement which expires on October 31, 2021.
Under the terms of the Transaction Agreement, Loral is required to make a $7 million payment to Red Isle at Closing. Telesat Corporation is obligated to make this payment as well as costs associated with completing the Transaction if Loral does not have sufficient cash at Closing.
Risks to Cash Flow
In 2012, we sold our former subsidiary, SSL, to MDA. Under the terms of the purchase agreement, we are obligated to indemnify MDA from liabilities with respect to certain pre-closing taxes the total amount of which has not yet been determined. Where appropriate, we intend vigorously to contest the underlying tax assessments, but there can be no assurance that we will be successful. Although no assurance can be provided, we do not believe that these tax-related matters will have a material adverse effect on our financial position or results of operations.
Telesat
Cash and Available Credit
As of December 31, 2020, Telesat had CAD 818.4 million of cash and short-term investments as well as approximately $200 million of borrowing availability under its revolving credit facility.
Liquidity
A large portion of Telesat’s annual cash receipts are reasonably predictable because they are primarily derived from an existing backlog of long-term customer contracts and high contract renewal rates. Telesat believes its cash and short-term investments as of December 31, 2020, cash flows from operating activities, and drawings on the revolving credit facility under its senior secured credit facilities will be adequate to meet Telesat’s expected cash requirements for at least the next 12 months for activities in the normal course of business, including required interest and principal payments on debt and Telesat’s capital requirements. This includes the commitments Telesat has made to date for the Telesat Lightspeed program, but does not include the capital that would be required to commence construction of the constellation.
The construction of any satellite replacement or expansion program will require significant capital expenditures, in particular Telesat’s planned Telesat Lightspeed constellation which Telesat currently estimates will require a capital investment of approximately $5 billion. Cash required for any future satellite programs may be funded from a range of sources including: cash and short-term investments; cash flow from operating activities; cash flow from customer prepayments or through borrowings on the revolving credit facility under Telesat’s senior secured credit facilities; vendor financing; equity investments; export credit agency financing; additional secured or unsecured financing; proceeds received from repurposing C-band spectrum, and from government sources. In addition, Telesat may sell certain satellite assets and, in accordance with the terms and conditions of Telesat’s senior secured credit facilities, reinvest the proceeds in replacement satellites or pay down indebtedness under Telesat’s senior secured credit facilities. Telesat’s ability to access these sources of funding, however, is not guaranteed, and therefore, Telesat may not be able to fully fund additional replacement or new satellite programs.

Debt
Telesat’s debt as of December 31, 2020 and 2019 was as follows:
			December 31,
	Maturity	Currency	2020	2019
			(in thousands)
Senior secured credit facilities:
Revolving credit facility		USD or CAD	—	—
	December 2024	equivalent
Term Loan B – U.S. facility	December 2026	USD	$1,552,815	$1,908,500
6.5% Senior notes	October 2027	USD	550,000	550,000
4.875% Senior secured notes	June 2027	USD	400,000	400,000
			2,502,815	2,858,500
Deferred financing costs and prepayment options			1,824	(302)
Total debt under international financial reporting standards			2,504,639	2,858,198
U.S. GAAP adjustments			(21,383)	(21,498)
Total debt under U.S. GAAP			2,483,256	2,836,700
Current portion			—	16,480
Long term portion			$2,483,256	$2,820,220
Senior Secured Credit Facilities
The obligations under Telesat’s credit agreement and the guarantees of those obligations are secured, subject to certain exceptions, by a first priority security interest in the assets of Telesat and certain of its subsidiaries (the “Guarantors”). The credit agreement contains covenants that restrict the ability of Telesat and the Guarantors to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sale-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. The credit agreement also requires Telesat and the Guarantors to comply with a maximum first lien leverage ratio and contains customary events of default and affirmative covenants, including an excess cash sweep, that may require Telesat to repay a portion of the outstanding principal under its senior secured credit facilities prior to the stated maturity.
Telesat’s senior secured credit facilities are comprised of the following facilities:
i — Revolving Credit Facility
Telesat’s revolving credit facility (“Revolving Facility”) is a $200 million loan facility available in either U.S. dollar or Canadian dollar equivalent, maturing in December 2024. Loans under the Revolving Facility bear interest at a floating interest rate. For Canadian Prime Rate and Alternative Base Rate (“ABR”) loans, an applicable margin ranging from 0.75% to 1.25% is applied to the Prime Rate and ABR as these interest rates are defined in the senior credit facilities. For Bankers’ Acceptance (“BA”) Loans and Eurodollar Loans, an applicable margin ranging from 1.75% to 2.25% is applied to either the BA interest rate or LIBOR. The rates on the Revolving Facility vary depending upon the results of the first lien leverage ratio. Telesat’s Revolving Facility currently has an unused commitment fee that ranges from 25 to 37.5 basis points per annum, depending upon the result of the total leverage ratio. As of December 31, 2020, other than approximately CAD 0.2 million in drawings related to letters of credit, there were no borrowings under this facility.
ii — Term Loan B — U.S. Facility
Telesat’s term loan B — U.S. facility (“U.S. TLB Facility”) is a $1,908.5 million facility maturing in December 2026. As of December 31, 2020, $1,552.8 million of this facility was outstanding, which represents the full amount available. The borrowings under Telesat’s U.S. TLB Facility bear interest at a floating rate of either: (i) LIBOR as periodically determined for interest rate periods selected by Telesat in accordance with the terms of the senior secured credit facilities plus an applicable margin of 2.75%; or (ii) Alternative Base Rate as determined in accordance with the terms of the senior secured credit facilities plus an applicable margin of 1.75%.
In December 2020, Telesat made a $341.4 million prepayment on its outstanding term loans under its amended senior secured credit facilities. The prepayment was applied to all mandatory future quarterly principal repayments, with the remaining balance of the prepayment being applied towards the principal amount outstanding on maturity. The mandatory principal repayments on Telesat’s U.S. TLB Facility are one quarter of 1.00% of the value of the loan, which must be paid on the last day of each quarter. As a result of the prepayment made in December 2020, mandatory quarterly principal repayments will no longer be required.
Senior Notes
Telesat’s senior notes, in the amount of $550 million, bear interest at an annual rate of 6.5% and are due in October 2027. They include covenants or terms that restrict Telesat’s ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel its satellite insurance, effect mergers with another entity, and redeem its senior notes, without penalty, before October 15, 2024, in each case subject to exceptions provided in the senior notes indenture.
As of December 31, 2020, Telesat was in compliance with the financial covenants of its senior secured credit facilities, the indenture governing its senior secured notes and the indenture governing its senior notes.
Senior Secured Notes
Telesat’s senior secured notes, in the amount of $400.0 million, bear interest at an annual rate of 4.875% and are due in June 2027. They include covenants or terms that restrict Telesat’s ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel its satellite insurance, effect mergers with another entity, and redeem its senior secured notes, without penalty, before December 1, 2024, in each case subject to exceptions provided in the senior secured notes indenture.
The senior secured notes indenture contains covenants that restrict the ability of Telesat and the Guarantors to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sale-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents.
Debt Service Cost
The interest expense on Telesat’s senior secured credit facilities, senior notes, senior secured notes and interest rate swaps, excluding the impact of the amortization of deferred financing costs, interest rate floors, prepayment options and net gain on repricing/repayment for the year ended December 31, 2020 was CAD 175.4 million.
Derivatives
Telesat uses, from time to time, interest rate and currency derivatives to manage its exposure to changes in interest rates and foreign exchange rates.
As of December 31, 2020, Telesat had two outstanding interest rate swaps which hedge the interest rate risk associated with the variable interest rate on $900 million of U.S. denominated Term Loan B borrowings. These contracts, which mature in September 2021 and September 2022, are at fixed interest rates of 1.95% and 2.04%, respectively, excluding applicable margin. As of December 31, 2020, the fair value of the interest rate swaps was a liability of $14.1 million.

Telesat also has foreign currency embedded derivatives in its purchase contracts with suppliers and sales contracts with customers as a result of some of these contracts being denominated in a currency other than the functional currency of the substantial parties to the respective contract. The fair value of these foreign currency embedded derivatives as of December 31, 2020 was a net liability of $6.1 million.
Development Costs and Capital Expenditures
Telesat has entered into contracts for the development of Telesat Lightspeed constellation and other capital expenditures. The outstanding commitments associated with these contracts were approximately CAD 277.2 million as of March 3, 2021. These expenditures may be funded from some or all of the following: cash and short-term investments; cash flow from operating activities; cash flow from customer prepayments or funds available under the revolving credit facility.
Statements of Cash Flow
Net Cash (Used in) Provided by Operating Activities
Net cash used in operating activities was $10.9 million for the year ended December 31, 2020, consisting primarily of a $16.8 million cash use attributable to net income adjusted for non-cash operating items, a $0.9 million increase in income taxes receivable, net of payables, and a $2.1 million decrease in pension and other post-retirement liabilities, partially offset by a receipt of $5.9 million from XTAR for a past due receivable and a $2.4 million increase in other liabilities.
Net cash provided by operating activities was $2.1 million for the year ended December 31, 2019.
Net cash provided by operating activities from continuing operations was $0.3 million for the year ended December 31, 2019, consisting primarily of a $4.4 million change in income tax accounts mainly attributable to the receipt of income tax refunds and a $4.0 million increase in other liabilities, primarily due to an increase in the liability for uncertain tax positions, partially offset by a $7.6 million cash use attributable to net income adjusted for non-cash operating items and a $0.6 million decrease in pension and other post-retirement liabilities.
Net cash provided by operating activities from discontinued operations was $1.8 million for the year ended December 31, 2019 attributable to a tax indemnification recovery related to the SSL Sale.
Net Cash Used in Financing Activities
Net cash used in financing activities was $216.5 million for the year ended December 31, 2020 attributable to the payment of cash dividends of $170.1 million and $46.4 million to common shareholders in May 2020 and December 2020, respectively.
Off-Balance Sheet Arrangements
We do not have any off-balance sheet arrangements, as defined by the rules and regulations of the SEC, that have or are reasonably likely to have a material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. As a result, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these arrangements.
Other
Loral’s operating cash flows for 2020 and 2019 included contributions of approximately $2.0 million and $1.0 million, respectively, to the qualified pension plan and for other post-retirement benefits.
Affiliate Matters
Loral has made certain investments in joint ventures in the satellite services business that are accounted for under the equity method of accounting (see Note 5 to the financial statements for further information on affiliate matters).

Commitments and Contingencies
Our business and operations are subject to a number of significant risks, the most significant of which are summarized in Note 13 to the financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis should be read in conjunction with our consolidated financial statements (the “financial statements”) included herein.
Loral Space & Communications Inc., a Delaware corporation, together with its subsidiaries, is a leading satellite communications company engaged, through our ownership interests in affiliates, in satellite-based communications services.
Disclosure Regarding Forward-Looking Statements
Except for the historical information contained in the following discussion and analysis, the matters discussed below are not historical facts, but are “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition, we or our representatives have made and may continue to make forward-looking statements, orally or in writing, in other contexts. These forward-looking statements can be identified by the use of words such as “believes,” “expects,” “plans,” “may,” “will,” “would,” “could,” “should,” “anticipates,” “estimates,” “project,” “intend,” or “outlook” or other variations of these words. These statements, including without limitation those relating to Telesat, are not guarantees of future performance and involve risks and uncertainties that are difficult to predict or quantify. Actual events or results may differ materially as a result of a wide variety of factors and conditions, many of which are beyond our control. For a detailed discussion of these and other factors and conditions, please refer to the Risk Factors section above, the Commitments and Contingencies section below and to our other periodic reports filed with the Securities and Exchange Commission (“SEC”). We operate in an industry sector in which the value of securities may be volatile and may be influenced by economic and other factors beyond our control. We undertake no obligation to update any forward-looking statements.
Overview
Business
Loral has one operating segment consisting of satellite-based communications services. Loral participates in satellite services operations primarily through its ownership interest in Telesat, a leading global satellite operator. Telesat provides its satellite and communication services from a fleet of satellites that occupy Canadian and other orbital locations. Loral holds a 62.7% economic interest and a 32.6% voting interest in Telesat as of December 31, 2019.
At December 31, 2019, Telesat, with approximately $2.5 billion of backlog, provided satellite services to customers from its fleet of 16 in-orbit geostationary satellites and the Canadian Ka-band payload on the ViaSat-1 satellite. Telesat is also developing a global constellation of LEO satellites. In January 2018, Telesat launched a Ka-band satellite into low earth orbit as part of its plans to deploy an advanced, global LEO constellation. This satellite is being used to perform testing and live demonstrations of certain features of Telesat’s LEO system design with existing Telesat customers and potential suppliers of Telesat LEO system hardware. These satellite leaders will be able to experience key advantages of Telesat’s LEO system — including ultra-low latency and high speeds — and assess the role Telesat’s constellation can play in their next-generation broadband networks.
On October 11, 2019, Telesat issued $550.0 million of 6.5% senior notes maturing in October 2027. The 6.5% senior notes are effectively subordinated to Telesat’s secured indebtedness, including the obligations under its senior secured credit facilities and its 4.875% senior secured notes.
On October 11, 2019, Telesat used the net proceeds from the 6.5% senior notes offering together with available cash on hand to redeem its $500 million 8.875% senior notes due November 15, 2024 by repaying all outstanding amounts, including principal, redemption premium and discounted interest to November 15, 2019.
On December 6, 2019, Telesat entered into amended senior secured credit facilities which provide for term loan borrowings of $1,908.5 million which mature in December 2026 and revolving credit facilities of up to $200 million (or Canadian dollar equivalent) which mature in December 2024. Telesat also issued, through a private placement, $400 million of 4.875% senior secured notes which mature in June 2027.

On December 6, 2019, Telesat repaid all outstanding amounts, including related fees and expenses, under its former senior secured credit facilities.
On July 24, 2019, Telesat announced that it had entered into a memorandum of understanding with the GoC regarding a partnership intended to ensure access to affordable high-speed internet connectivity across rural and remote areas of Canada through the development of the Telesat LEO constellation. The partnership is expected to generate CAD 1.2 billion in revenue for Telesat over 10 years, which includes a contribution of up to CAD 600 million from the GoC.
In May 2019, Telesat entered into an agreement with the GoC pursuant to which the GoC will contribute up to CAD 85 million through July 31, 2023 to support the development of the Telesat LEO constellation (the “Government Grant”). As of December 31, 2019, Telesat recorded CAD 5.0 million relating to the agreement.
In 2018, Telesat became a member of the C-Band Alliance, which is composed of leading global satellite operators Intelsat, SES and Telesat, a consortium formed to facilitate the potential repurposing of certain C-band spectrum in the United States for 5G.
On March 3, 2020, the FCC issued a Report and Order on Expanding Flexible use of the 3.7 to 4.2 GHz Band. The Report and Order indicated that Telesat could receive as much as $344.4 million from the repurposing of C-band Spectrum in the United States. However, Telesat’s ability to receive any proceeds would be subject to certain conditions (See “Business Strategy”). There can be no assurance that Telesat will receive any proceeds from the FCC process or, if it were to receive proceeds, the amount or timing of receipt.
The satellite services business is capital intensive and the build-out of a satellite fleet requires substantial time and investment. Once the investment in a satellite is made, the incremental costs to maintain and operate the satellite are relatively low over the life of the satellite, with the exception of in- orbit insurance. Telesat has been able to generate a large contractual revenue backlog by entering into long- term contracts with some of its customers, in some cases for all or substantially all of a satellite’s orbital maneuver life. Historically, this has resulted in revenue from the satellite services business being fairly predictable.
Telesat’s desirable spectrum rights, commitment to providing the highest level of customer service, deep technical expertise and culture of innovation have enabled it to successfully develop its business to date. Leveraging these strengths and building on its existing contractual revenue backlog, Telesat’s focus is on profitably growing its business by increasing the utilization of its in-orbit satellites and, in a disciplined manner, deploying expansion satellite capacity where strong market demand is anticipated. In 2018, Telesat launched a Ka-band satellite into low earth orbit in furtherance of its plans to develop a state-of-the-art, high capacity LEO constellation that will deliver transformative, low latency, fiber-like broadband to commercial and government users worldwide.
Telesat believes that it is well positioned to serve its customers and the markets in which it participates. Telesat actively pursues opportunities to develop new satellites, particularly in conjunction with current or prospective customers who will commit to long-term service agreements prior to the time the satellite construction contract is signed. However, while Telesat regularly pursues these opportunities, it does not procure additional or replacement satellites until it believes there is a demonstrated need and a sound business plan for such satellite capacity.
In 2020, Telesat remains focused on increasing utilization of its existing satellites, the development of its global LEO constellation, identifying and pursuing opportunities to invest in other expansion of satellite capacity and leveraging the value of its spectrum rights, all while maintaining operating discipline.
Telesat’s operating results are subject to fluctuations as a result of exchange rate variations. During 2019, approximately 53% of Telesat’s revenues, 39% of its operating expenses, 100% of its interest expense and the majority of its capital expenditures were denominated in U.S. dollars. The most significant impact of variations in the exchange rate is on the U.S. dollar denominated indebtedness and cash and short term investments. As of December 31, 2019, Telesat’s U.S. dollar denominated debt totaled $2.86 billion. As of December 31, 2019, a five percent increase (decrease) in the Canadian dollar against the U.S. dollar on financial assets and liabilities would have increased (decreased) Telesat’s net income by approximately $133.1 million. This analysis assumes all other variables, in particular interest rates, remain constant.
General
Our principal asset is our majority economic ownership interest in Telesat. In an effort to maximize shareholder value, we have been exploring, and are in discussions with PSP regarding, potential strategic transactions to alter the status quo in our ownership of Telesat. Subject to market conditions and the cooperation of PSP, we continue to explore the combination of Loral and Telesat into one public company. Also, as described more fully below, we have exercised our right to require that Telesat initiate a public offering, and we may further pursue this right in the event that the combination transaction that we are pursuing is not likely to be achievable in a timely manner or on satisfactory terms. There can be no assurance as to whether or when we will be able to conclude any strategic transaction or that any strategic initiatives or transaction involving Telesat or Loral may occur, or that any particular economic, tax, structural or other objectives or benefits with respect to any initiative or transaction involving Telesat or Loral’s interest therein will be achieved.
In 2017, we received $242.7 million in cash from Telesat, representing our share of an aggregate approximately $400 million distribution from Telesat to its shareholders and stock option holders. We intend to use the proceeds of such distribution, net of reasonable reserves for working capital and other liabilities, to make a distribution or return capital to our stockholders. There can be no assurance as to the amount and timing of any such distribution or return of capital, and such distribution or return of capital may be impacted by the outcome of our discussions regarding, and the structure of, the strategic combination transaction that we are pursuing.
As mentioned above, we have the right under the Telesat Shareholders Agreement to require Telesat to conduct an initial public offering of its equity shares, and, in July 2015, we exercised this right. Specifically, we requested that Telesat issue not more than 25 million newly issued shares of Telesat voting common stock. We also requested the termination of the Shareholders Agreement and the elimination of certain provisions in Telesat’s Articles of Incorporation, both of which we believe are important for a successful public offering. If those provisions are eliminated, an impediment to the conversion of our non-voting Telesat shares to voting shares would be eliminated. Termination or modification of the Shareholders Agreement and conversion of our non-voting shares to voting shares would enable us, after a Telesat IPO and subject to the receipt of any necessary regulatory approvals, to obtain majority voting control of Telesat. To date, we and PSP have not reached agreement on governance matters following a Telesat IPO. In the event a transaction to combine Loral and Telesat into one public company that we are pursuing is not likely to be achievable in a timely manner or on satisfactory terms, we may further pursue our right to a Telesat IPO. There can be no assurance as to whether, when or on what terms a Telesat IPO, termination or modification of the Shareholders Agreement or any requested changes to Telesat’s Articles of Incorporation may occur or that any particular economic, tax, structural or other objectives or benefits with respect to a Telesat IPO will be achieved. If a Telesat IPO is expected to proceed under unfavorable terms or at an unfavorable price, we may withdraw our demand for a Telesat IPO.
Depending upon the outcome of the strategic initiatives discussed above, we may assert certain claims against PSP for actions we believe violated our rights relating to the affairs of Telesat under the Telesat Shareholders Agreement and otherwise. In response to our claims, PSP has informed us that it believes that it may have claims against us, although we are not aware of the legal or factual basis for any such claims. We and PSP have agreed that, pending the outcome of our discussions relating to Telesat, it would be beneficial to delay the commencement of any action relating to either party’s claims and have entered into an agreement (the “Tolling Agreement”) which preserves the parties’ rights to assert against one another legal claims relating to Telesat. We also included Telesat as a party to the Tolling Agreement because, as a technical matter of Canadian law and for purposes of potentially seeking equitable relief, Telesat may be a necessary party. There can be no assurance that if the Tolling Agreement lapses that we and PSP will not pursue legal claims against one another relating to Telesat. If we pursue claims against PSP, there can be no assurance that our claims will be successful or that the relief we seek will be granted. If PSP pursues claims against us, there can be no assurance that PSP will not prevail on its claims.

Loral may, from time to time, explore and evaluate other possible strategic transactions and alliances which may include joint ventures and strategic relationships as well as business combinations or the acquisition or disposition of assets. In order to pursue certain of these opportunities, additional funds are likely to be required. There can be no assurance that we will enter into additional strategic transactions or alliances, nor do we know if we will be able to obtain the necessary financing for transactions that require additional funds on favorable terms, if at all.
In connection with the acquisition of our ownership interest in Telesat in 2007, Loral has agreed that, subject to certain exceptions described in the Shareholders Agreement, for so long as Loral has an interest in Telesat, it will not compete in the business of leasing, selling or otherwise furnishing fixed satellite service, broadcast satellite service or audio and video broadcast direct to home service using transponder capacity in the C-band, Ku-band and Ka-band (including in each case extended band) frequencies and the business of providing end-to-end data solutions on networks comprised of earth terminals, space segment, and, where appropriate, networking hubs.
Consolidated Operating Results
Please refer to Critical Accounting Matters set forth below in this section.
2019 Compared with 2018
The following compares our consolidated results for 2019 and 2018 as presented in our financial statements:
General and Administrative Expenses
	Year Ended December 31,
	2019	2018
	(In thousands)
General and administrative expenses	$6,612	$6,534
General and administrative expenses were comparable for the years ended December 31, 2019 and 2018.
Interest and Investment Income
	Year Ended December 31,
	2019	2018
	(In thousands)
Interest and investment income	$5,727	$4,746
Interest and investment income increased by $1.0 million for the year ended December 31, 2019 as compared to the year ended December 31, 2018 primarily due to higher interest rates earned on the cash balance in 2019 as compared to 2018.
Other Expense
	Year Ended December 31,
	2019	2018
	(In thousands)
Other expense	$4,586	$3,445
Other expense for the years ended December 31, 2019 and 2018 was primarily comprised of expenses related to the evaluation of strategic initiatives. See Overview — General.

Income Tax (Provision) Benefit
	Year Ended December 31,
	2019	2018
	(In thousands)
Income tax (provision) benefit	$(6,153)	$39,348
For 2019, we recorded a current and deferred tax provision of $3.2 million and $3.0 million, respectively, resulting in a total tax provision of $6.2 million. For 2018, we recorded a current tax benefit of $48.4 million and a deferred tax provision of $ 9.1 million, resulting in a net tax benefit of $39.3 million.
The deferred tax provision for each period included the impact of equity in net income (loss) of affiliates in our consolidated statement of operations. After utilization of our NOL carryforward and allowable tax credits, there was no federal income tax on Global Intangible Low-Taxed Income (“GILTI”) from Telesat.
For 2018, the statute of limitations for the assessment of additional tax expired with regard to certain of our federal uncertain tax positions (“UTPs”). As a result, the reduction to our liability for UTPs provided a current tax benefit including the reversal of previously recognized interest, partially offset by an additional provision for the potential payment of interest on our remaining UTPs.
Public Law 115-97, known as the “Tax Cuts and Jobs Act,” first effective in 2018, made broad and complex changes to the U.S tax code including, but not limited to, (1) eliminating U.S federal income taxes on dividends from certain foreign investments, such as Telesat; (2) requiring a current inclusion in U.S. federal taxable income of certain earnings of controlled foreign corporations, including Telesat, as part of GILTI; (3) limiting the use of FTCs to reduce U.S. federal tax liability; (4) creating the base erosion anti-abuse tax, a new minimum tax; (5) creating a new limit on deductible interest expense; and (6) changing the rules related to the use of NOL carryforwards created in tax years beginning after December 31, 2017. During 2018, in accordance with SAB 118, we recognized the income tax effects of additional regulatory guidance issued by the U.S. Treasury and Internal Revenue Service on various provisions of the Tax Cuts and Jobs Act. Based upon our interpretation of this guidance, we determined that, after the utilization of allowable tax credits, federal income tax imposed on the future recognition of GILTI from Telesat will be zero. Since we anticipate that our deferred tax assets related to the investment in Telesat will be realized from the future recognition of GILTI, the federal portion of these deferred tax assets are valued at zero. Therefore, as of December 31, 2018, we reduced deferred tax assets by $1.5 million with a corresponding increase to our deferred income tax provision.
To the extent that profitability from operations is not sufficient to realize the benefit from our remaining net deferred tax assets, we would generate sufficient taxable income from the appreciated value of our Telesat investment in order to prevent federal net operating losses from expiring and realize the benefit of all remaining deferred tax assets.
See Critical Accounting Matters — Taxation below for discussion of our accounting method for income taxes.
Equity in Net Income (Loss) of Affiliates
	Year Ended December 31,
	2019	2018
	(In thousands)
Telesat	$101,403	$(24,412)

The following is a reconciliation of the changes in our investment in Telesat for the years ended December 31, 2019 and 2018:
	Year Ended December 31,
	2019		2018
	(In thousands)
Opening Balance, January 1,		$24,574		$53,430
Components of equity in net income (loss) of Telesat:
Equity in net income (loss) of Telesat	$97,856		$(25,603)
Eliminations of affiliate transactions and related amortization	3,547	101,403	1,191	(24,412)
Equity in Telesat related other comprehensive (loss) income:
Prior years(1)	(22,056)		—
Current year	(13,737)	(35,793)	22,033	22,033
Cumulative effect adjustment of accounting change(2)		—		(26,477)
Ending balance, December 31,		$90,184		$24,574

(1)
In the third quarter of 2019, we recorded an out-of-period correction to decrease our investment in Telesat and increase other comprehensive loss by $22.1 million. This non-cash adjustment was made to record the cumulative translation adjustment on our investment in Telesat from November 2007, when we first acquired our ownership interest in Telesat, to December 31, 2018. The adjustment resulted from translating our share of Telesat’s equity from Canadian dollars to U.S. dollars at historical foreign exchange rates in accordance with ASC 830, Foreign Currency Matters, as required by ASC 323, Investments — Equity Method and Joint Ventures. Previously, we translated our share of Telesat’s equity from Canadian dollars to U.S. dollars at current foreign exchange rates at each balance sheet date. This adjustment had no effect on our equity in net income (loss) of Telesat for any current or prior reporting period. The Company has not revised its financial statements for prior periods for this adjustment based on its belief that the effect of such adjustment is not material to the financial statements taken as a whole.

(2)
On January 1, 2018, Telesat adopted Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, for its U.S. GAAP reporting which we use to record our equity in net income or loss of Telesat. Telesat adopted the new guidance using the modified retrospective approach with a cumulative effect adjustment to reduce Telesat’s retained earnings by $42.2 million. As a result, we recorded our share of the cumulative effect adjustment of $26.5 million by reducing our investment in Telesat.

As of December 31, 2019, we held a 62.7% economic interest and a 32.6% voting interest in Telesat. Loral’s equity in net income of Telesat is based on our proportionate share of Telesat’s results in accordance with U.S. GAAP and in U.S. dollars. The amortization of Telesat fair value adjustments applicable to the Loral Skynet assets and liabilities acquired by Telesat in 2007 is proportionately eliminated in determining our share of the net income or loss of Telesat. Our equity in net income or loss of Telesat also reflects amortization of profits eliminated, to the extent of our economic interest in Telesat, on satellites we constructed for Telesat while we owned SSL and on Loral’s sale to Telesat in April 2011 of its portion of the payload on the ViaSat-1 satellite and related assets.
Summary financial information for Telesat in accordance with U.S. GAAP in Canadian dollars and U.S. dollars for the years ended and as of December 31, 2019 and 2018 follows (in thousands):
	Year Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018
	(In Canadian dollars)		(In U.S. dollars)
Statement of Operations Data:
Revenues	914,000	902,932	687,868	699,596
Operating expenses	(172,431)	(177,335)	(129,770)	(137,400)
Depreciation, amortization and stock-based compensation	(282,069)	(265,165)	(212,282)	(205,451)
Other operating (expense) income	(862)	743	(649)	576
Operating income	458,638	461,175	345,167	357,321

	Year Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018
	(In Canadian dollars)		(In U.S. dollars)
Interest expense	(247,670)	(228,281)	(186,394)	(176,873)
Loss on refinancing	(114,493)	—	(86,166)	—
Foreign exchange gain (loss)	162,109	(262,008)	122,002	(203,005)
(Loss) gain on financial instruments	(55,859)	20,386	(42,039)	15,795
Other income	21,738	14,629	16,360	11,335
Income tax provision	(16,929)	(58,625)	(12,741)	(45,423)
Net income (loss)	207,534	(52,724)	156,189	(40,850)
Average exchange rate for translating Canadian dollars to U.S. dollars (1 U.S. dollar equals)	1.3289	1.2912
	December 31,		December 31,
	2019	2018	2019	2018
	(In Canadian dollars)		(In U.S. dollars)
Balance Sheet Data:
Current assets	1,139,605	856,575	877,294	628,125
Total assets	5,365,307	5,376,860	4,130,337	3,942,847
Current liabilities	161,357	190,100	124,217	139,401
Long-term debt, including current portion	3,684,873	3,770,084	2,836,700	2,764,599
Total liabilities	4,552,467	4,738,181	3,504,594	3,474,504
Shareholders’ equity	812,840	638,679	625,743	468,343
Period end exchange rate for translating Canadian dollars to U.S. dollars (1 U.S. dollar equals)	1.2990	1.3637
Telesat’s revenue decreased by $11.7 million for the year ended December 31, 2019 as compared to the year ended December 31, 2018 due primarily to the impact of the change in the U.S. dollar/Canadian dollar exchange rate on Canadian dollar denominated revenue, the reduction of service for a North American DTH customer, lower equipment sales to enterprise customers, lower revenue from certain enterprise customers in the resource sector and lower revenue due to the completion of an enterprise agreement that provided for a prepayment for services which was accounted for as having a significant financing component. These decreases were partially offset by higher revenue from the Telstar 19 VANTAGE and Telstar 18 VANTAGE satellites, which began service in August 2018 and October 2018, respectively, an increase in revenue from short-term services provided to other satellite operators and higher consulting revenues.The foreign exchange rate change decreased Telesat’s revenue by approximately $9.5 million for the year ended December 31, 2019 as compared to the year ended December 31, 2018.
Telesat’s operating expenses decreased by $7.6 million for the year ended December 31, 2019 as compared to the year ended December 31, 2018 primarily due to lower cost of sales principally due to lower equipment sales, lower rent expense, and the impact of the change in the U.S. dollar/Canadian exchange rate on Canadian dollar denominated expenses, partially offset by higher consulting expenses. The foreign exchange rate change decreased Telesat’s operating expenses by approximately $2.3 million for the year ended December 31, 2019 as compared to the year ended December 31, 2018.
Telesat’s depreciation, amortization and stock-based compensation increased by $6.8 million for the year ended December 31, 2019 as compared to the year ended December 31, 2018 primarily due to depreciation on the Telstar 19 VANTAGE and Telstar 18 VANTAGE satellites, which began commercial service in August 2018 and October 2018, respectively, and higher stock-based compensation.
The loss on refinancing of $86.2 million for the year ended December 31, 2019 related to the redemption of Telesat’s 8.875% senior notes and the refinancing of former senior secured credit facilities, which occurred in the fourth quarter of 2019.

Telesat’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. Telesat’s main currency exposures as of December 31, 2019, lie in its U.S. dollar denominated cash and cash equivalents, accounts receivable, accounts payable and debt financing. The most significant impact of variations in the exchange rate is on the U.S. dollar denominated debt financing. As of December 31, 2019, Telesat’s U.S. dollar denominated debt totaled $2.86 billion. As of December 31, 2019, a five percent increase (decrease) in the Canadian dollar against the U.S. dollar on financial assets and liabilities would have increased (decreased) Telesat’s net income by approximately $133.1 million. This analysis assumes all other variables, in particular interest rates, remain constant.
Backlog
Telesat’s backlog as of December 31, 2019 and 2018 was $2.5 billion and $2.7 billion, respectively. It is expected that approximately 21.5% of satellite services backlog will be recognized as revenue by Telesat during 2020. As of December 31, 2019, Telesat had received approximately $339.0 million of customer prepayments.
Critical Accounting Matters
The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of income (loss) reported for the period. Actual results could differ from estimates. We believe the following critical accounting matters contain the more significant judgments and estimates used in the preparation of our financial statements.
Investments in Affiliates
Our investments in affiliates are accounted for using the equity method of accounting under U.S. GAAP. The carrying value of our investments in affiliates is reviewed for impairment in accordance with Financial Accounting Standards Board (“FASB”) Codification Topic 323 Investments — Equity Method and Joint Ventures. We monitor our equity method investments for factors indicating other-than-temporary decrease in value. An impairment charge would be recognized when the decrease in value is determined to be other-than-temporary. The fair value of each investment is determined based on the income approach by discounting our investee’s projected annual free cash flows to their present value using a rate of return appropriate for the risk of achieving the projected cash flows. Telesat’s financial statements are prepared in accordance with international financial reporting standards (“IFRS”). To allow our reporting of our investment in Telesat under U.S. GAAP, Telesat provides us with a reconciliation of its financial statements from IFRS to U.S. GAAP.
Fair Value Measurements
U.S. GAAP defines fair value as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants. U.S. GAAP also establishes a fair value hierarchy that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are described below:
Level 1:   Inputs represent a fair value that is derived from unadjusted quoted prices for identical assets or liabilities traded in active markets at the measurement date.
Level 2:   Inputs represent a fair value that is derived from quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities, and pricing inputs, other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3:   Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.
These provisions are applicable to all of our assets and liabilities that are measured and recorded at fair value.
Assets and Liabilities Measured at Fair Value
The following table presents our assets and liabilities measured at fair value on a recurring or non-recurring basis at December 31, 2019:
	Level 1	Level 2	Level 3
	(In thousands)
Assets
Cash equivalents: Money market funds	$256,915	$—	$—
Other current assets:
Indemnification - Sale of SSL	$—	$—	$598
Liabilities
Long term liabilities:
Indemnification - Globalstar do Brasil S.A.	$—	$—	$145
The carrying amount of money market funds approximates fair value as of each reporting date because of the short maturity of those instruments.
The Company did not have any non-financial assets or non-financial liabilities that were recognized or disclosed at fair value as of December 31, 2019.
Assets and Liabilities Measured at Fair Value on a Non-recurring Basis
We review the carrying values of our equity method investments when events and circumstances warrant and consider all available evidence in evaluating when declines in fair value are other-than-temporary. The fair values of our investments are determined based on valuation techniques using the best information available and may include quoted market prices, market comparables and discounted cash flow projections. An impairment charge is recorded when the carrying amount of the investment exceeds its current fair value and is determined to be other-than-temporary.
The asset resulting from the indemnification of SSL is for certain pre-closing taxes and reflects the excess of payments since inception over refunds and the estimated remaining liability, which was originally determined using the fair value objective approach. The estimated liability for indemnifications relating to Globalstar do Brasil S.A. (“GdB”), originally determined using expected value analysis, is net of payments since inception.
Taxation
Loral is subject to U.S. federal, state and local income taxation on its worldwide income and foreign taxes on certain income from sources outside the United States. Our foreign subsidiaries are subject to taxation in local jurisdictions. Telesat is subject to tax in Canada and other jurisdictions and Loral will provide in operating earnings any additional U.S. current and deferred tax required on distributions received or deemed to be received from Telesat, including GILTI.
We use the liability method in accounting for taxes whereby income taxes are recognized during the year in which transactions are recorded in the financial statements. Deferred taxes reflect the future tax effect of temporary differences between the carrying amount of assets and liabilities for financial and income tax reporting and are measured by applying anticipated statutory tax rates in effect for the year during which the differences are expected to reverse. We assess the recoverability of our deferred tax assets and, based upon this analysis, record a valuation allowance against the deferred tax assets to the extent recoverability does not satisfy the “more likely than not” recognition criteria.
The tax benefit of a UTP taken or expected to be taken in income tax returns is recognized only if it is “more likely-than-not” to be sustained on examination by the taxing authorities, based on its technical merits as of the reporting date. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. We recognize interest and penalties related to income taxes in income tax expense on a quarterly basis.
The unrecognized tax benefit of a UTP is recognized in the period when the UTP is effectively settled. Previously recognized tax positions are derecognized in the first period in which it is no longer more likely than not that the tax position would be sustained upon examination. Evaluating the technical merits of a tax position and determining the benefit to be recognized involves a significant level of judgment in the assumptions underlying such evaluation.
Pension and Other Employee Benefits
We maintain a qualified pension plan, which is a defined benefit pension plan. In addition to providing pension benefits, we provide certain health care and life insurance benefits for retired employees and dependents. Healthcare benefits end when the retiree reaches age 65. Pension and other employee post-retirement benefit costs are developed from actuarial valuations. Inherent in these valuations are key assumptions, including the discount rate and expected long-term rate of return on plan assets. Material changes in these pension and other employee post-retirement benefit costs may occur in the future due to changes in these assumptions, as well as our actual experience.
The discount rate is subject to change each year, based on a hypothetical yield curve developed from a portfolio of high quality, corporate, non-callable bonds with maturities that match our projected benefit payment stream. The resulting discount rate reflects the matching of the plan liability cash flows to the yield curve. The discount rate determined on this basis for the qualified pension plan and other employee post-retirement benefit costs was 3.25% and 4.25% as of December 31, 2019 and 2018, respectively.
The expected long-term rate of return on pension plan assets is selected by taking into account the expected duration of the plan’s projected benefit obligation, asset mix and the fact that its assets are actively managed to mitigate risk. Allowable investment types include equity investments, fixed income investments and real assets. Both equity and fixed income investment types may include alternative investments which are permitted to be up to 20% of total plan assets. Pension plan assets are primarily managed by Russell Investment Corp. (“Russell”), which allocates the assets into specified Russell-designed funds as we direct. Each specified Russell fund is then managed by investment managers chosen by Russell. We also engage non-Russell related investment managers through Russell, in its role as trustee, to invest pension plan assets. The targeted long-term allocation of our pension plan assets is 56.5% in liquid return-seeking investments, 29% in fixed income investments and 14.5% in alternative investments. The expected long-term annual rate of return on plan assets was 7.25% for 2019 and 2018. For 2020, we have updated our expected long-term rate of return to 7.00%.
Pension and other employee post-retirement benefit costs (“Net Periodic Costs”) included in income from continuing operations in 2020 are expected to be approximately $1.0 million, compared with $1.3 million in 2019. Net Periodic Costs include amortization of actuarial gains and losses presented in accumulated other comprehensive loss. We use the corridor approach to amortize actuarial gains and losses. Under this approach, net actuarial gains or losses in excess of 10% of the larger of the benefit obligation or fair value of plan assets are amortized on a straight-line basis. Changes in Net Periodic Costs are partly driven by changes in discount rate and expected long-term rate of return. Lowering the discount rate and the expected long-term rate of return each by 0.5% would have increased Net Periodic Costs by approximately $0.2 million in 2019.
The benefit obligations for pensions and other employee post-retirement benefits exceeded the fair value of plan assets by $17.5 million at December 31, 2019. We are required to recognize the funded status of a benefit plan on our balance sheet. Market conditions and interest rates significantly affect future assets and liabilities of Loral’s pension and other employee benefits plans.
Contingencies
Contingencies by their nature relate to uncertainties that require management to exercise judgment both in assessing the likelihood that a liability has been incurred as well as in estimating the amount of potential loss, if any. We accrue for costs relating to litigation, claims and other contingent matters when, in management’s opinion, such liabilities become probable and reasonably estimable. Such estimates may be based on advice from third parties or on management’s judgment, as appropriate. Actual amounts paid may differ from amounts estimated, and such differences will be charged to operations in the period in which the final determination of the liability is made. Management considers the assessment of loss contingencies as a critical accounting policy because of the significant uncertainty relating to the outcome of any potential legal actions and other claims and the difficulty of predicting the likelihood and range of the potential liability involved, coupled with the material impact on our results of operations that could result from legal actions or other claims and assessments.
Accounting Standards Issued and Not Yet Implemented
For discussion of accounting standards issued and not yet implemented that could have an impact on us, see Note 2 to the financial statements.
Liquidity and Capital Resources
Loral
As described above, Loral’s principal asset is a 62.7% economic interest in Telesat. The operations of Telesat are not consolidated but are presented using the equity method of accounting. Loral has no debt. Telesat has third party debt with financial institutions. Cash is maintained at Loral and Telesat to support the operating needs of each respective entity. The ability of Telesat to pay dividends or certain other restricted payments as well as consulting fees in cash to Loral is governed by applicable covenants relating to its debt and its shareholder agreement.
Cash and Available Credit
At December 31, 2019, Loral had $259.1 million of cash and cash equivalents and no debt. The Company’s cash and cash equivalents as of December 31, 2019 increased by $2.1 million from December 31, 2018 due primarily to $5.8 million of interest and investment income, $5.3 million of income tax refunds, net of income tax payments, and a $1.8 million recovery of our tax indemnification receivable from SSL, partially offset by corporate expenses of $6.2 million, adjusted for changes in working capital and net of consulting fees from Telesat, post-retirement benefits funding of $1.0 million and payments of $3.6 million related to strategic initiatives. A discussion of cash changes by activity is set forth in the section “Net Cash Provided by Operating Activities.”
The Company did not have a credit facility as of December 31, 2019 and 2018.
Cash Management
We have a cash management investment program that seeks a competitive return while maintaining a conservative risk profile. Our cash management investment policy establishes what we believe to be conservative guidelines relating to the investment of surplus cash. The policy allows us to invest in commercial paper, money market funds and other similar short-term investments but does not permit us to engage in speculative or leveraged transactions, nor does it permit us to hold or issue financial instruments for trading purposes. The cash management investment policy was designed to preserve capital and safeguard principal, to meet all of our liquidity requirements and to provide a competitive rate of return for similar risk categories of investment. The policy addresses dealer qualifications, lists approved securities, establishes minimum acceptable credit ratings, sets concentration limits, defines a maturity structure, requires all firms to safe keep securities on our behalf, requires certain mandatory reporting activity and discusses review of the portfolio. We operate the cash investments to avoid risks.
We currently invest our cash in several liquid Prime and Government AAA money market funds. The dispersion across funds reduces the exposure of a default at one fund.
Liquidity
We believe that our cash and cash equivalents will be sufficient to fund projected expenditures for the next 12 months. We expect that our major cash outlays during the next 12 months will include general corporate expenses net of consulting fees from Telesat.
In 2017, we received $242.7 million in cash from Telesat, representing our share of an aggregate approximately $400 million distribution from Telesat to its shareholders and stock option holders. We intend to use the proceeds of such distribution, net of reasonable reserves for working capital and other liabilities, to make a distribution or return capital to our stockholders. There can be no assurance as to the amount and timing of any such distribution or return of capital, and such distribution or return of capital may be impacted by the outcome of our discussions regarding, and the structure of, the strategic combination transaction with respect to our interest in Telesat that we are pursuing.
Risks to Cash Flow
In 2012, we sold our former subsidiary, SSL, to MDA. Under the terms of the purchase agreement, we are obligated to indemnify MDA from liabilities with respect to certain pre-closing taxes the total amount of which has not yet been determined. Where appropriate, we intend vigorously to contest the underlying tax assessments, but there can be no assurance that we will be successful. Although no assurance can be provided, we do not believe that these tax-related matters will have a material adverse effect on our financial position or results of operations.
Telesat
Cash and Available Credit
As of December 31, 2019, Telesat had CAD 1.03 billion of cash and short-term investments as well as approximately $200 million of borrowing availability under its revolving credit facility.
Liquidity
A large portion of Telesat’s annual cash receipts are reasonably predictable because they are primarily derived from an existing backlog of long-term customer contracts and high contract renewal rates. Telesat believes its cash and short-term investments as of December 31, 2019, cash flows from operating activities, and drawings on the revolving credit facility under its senior secured credit facilities will be adequate to meet Telesat’s expected cash requirements for at least the next 12 months for activities in the normal course of business, including capital requirements and required interest and principal payments on debt.
The construction of any satellite replacement or expansion program, including Telesat’s planned LEO constellation, will require significant capital expenditures. Cash required for any future satellite programs may be funded from a range of sources including: cash and short-term investments; cash flow from operating activities; cash flow from customer prepayments or through borrowings on the revolving credit facility under Telesat’s senior secured credit facilities; vendor financing; equity investments; export credit agency financing; additional secured or unsecured financing; proceeds received from repurposing C-band spectrum, and from government sources. In addition, Telesat may sell certain satellite assets and, in accordance with the terms and conditions of Telesat’s senior secured credit facilities, reinvest the proceeds in replacement satellites or pay down indebtedness under Telesat’s senior secured credit facilities. Telesat’s ability to access these sources of funding, however, is not guaranteed, and therefore, Telesat may not be able to fully fund additional replacement or new satellite programs.

Debt
Telesat’s debt as of December 31, 2019 and 2018 was as follows:
	Maturity	Currency	December 31,
			2019	2018
			(In thousands)
Former senior secured credit facilities:
Revolving credit facility		USD or CAD equivalent	$—	$—
Term Loan B – U.S. facility		USD	—	2,326,049
8.875% Senior notes		USD	—	500,000
Senior secured credit facilities:
Revolving credit facility	December 2024	USD or CAD equivalent	—	—
Term Loan B – U.S. facility	December 2026	USD	1,908,500	—
6.5% Senior notes	October 2027	USD	550,000	—
4.875% Senior secured notes	June 2027	USD	400,000	—
			2,858,500	2,826,049
Less: Deferred financing costs and prepayment options			(302)	(95,076)
Total debt under international financial reporting standards			2,858,198	2,730,973
U.S. GAAP adjustments			(21,498)	33,626
Total debt under U.S. GAAP			2,836,700	2,764,599
Current portion			16,480	5,784
Long term portion			$2,820,220	$2,758,815
On October 11, 2019, Telesat issued $550.0 million of 6.5% senior notes maturing in October 2027. The 6.5% senior notes are effectively subordinated to Telesat’s secured indebtedness, including the obligations under its senior secured credit facilities and its 4.875% senior secured notes.
On October 11, 2019, Telesat used the net proceeds from the 6.5% senior notes offering together with available cash on hand to redeem its $500 million 8.875% senior notes due November 15, 2024 by repaying all outstanding amounts, including principal, redemption premium and discounted interest to November 15, 2019.
On December 6, 2019, Telesat entered into amended senior secured credit facilities which provide for term loan borrowings of $1,908.5 million which mature in December 2026 and revolving credit facilities of up to $200 million (or Canadian dollar equivalent) which mature in December 2024. Telesat also issued, through a private placement, $400 million of 4.875% senior secured notes which mature in June 2027.
On December 6, 2019, Telesat repaid all outstanding amounts, including related fees and expenses, under its former senior secured credit facilities.
Senior Secured Credit Facilities
The obligations under Telesat’s credit agreement and the guarantees of those obligations are secured, subject to certain exceptions, by a first priority security interest in the assets of Telesat and certain of its subsidiaries (the “Guarantors”). The credit agreement contains covenants that restrict the ability of Telesat and the Guarantors to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sale-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. The credit agreement also requires Telesat and the

Guarantors to comply with a maximum first lien leverage ratio and contains customary events of default and affirmative covenants, including an excess cash facilities prior to the stated maturity.
Telesat’s senior secured credit facilities are comprised of the following facilities:
i —  Revolving Credit Facility
Telesat’s revolving credit facility (“Revolving Facility”) is a $200 million loan facility available in either U.S. dollar or Canadian dollar equivalent, maturing in December 2024. Loans under the Revolving Facility bear interest at a floating interest rate. For Canadian Prime Rate and Alternative Base Rate (“ABR”) loans, an applicable margin ranging from 0.75% to 1.25% is applied to the Prime Rate and ABR as these interest rates are defined in the senior credit facilities. For Bankers’ Acceptance (“BA”) Loans and Eurodollar Loans, an applicable margin ranging from 1.75% to 2.25% is applied to either the BA interest rate or LIBOR. The rates on the Revolving Facility vary depending upon the results of the first lien leverage ratio. Telesat’s Revolving Facility currently has an unused commitment fee that ranges from 25 to 37.5 basis points per annum, depending upon the result of the total leverage ratio. As of December 31, 2019, other than approximately CAD 0.1 million in drawings related to letters of credit, there were no borrowings under this facility.
ii — Term Loan B — U.S. Facility
Telesat’s term loan B — U.S. facility (“U.S. TLB Facility”) is a $1,908.5 million facility maturing in December 2026. As of December 31, 2019, $1,908.5 million of this facility was outstanding, which represents the full amount available. The borrowings under Telesat’s U.S. TLB Facility bear interest at a floating rate of either: (i) LIBOR as periodically determined for interest rate periods selected by Telesat in accordance with the terms of the senior secured credit facilities plus an applicable margin of 2.75%; or (ii) Alternative Base Rate as determined in accordance with the terms of the senior secured credit facilities plus an applicable margin of 1.75%.
The mandatory principal repayments on Telesat’s U.S. TLB Facility are one quarter of 1.00% of the value of the loan, which must be paid on the last day of each quarter, commencing on March 31, 2020.
Senior Secured Notes
Telesat’s senior secured notes, in the amount of $400.0 million, bear interest at an annual rate of 4.875% and are due in June 2027. They include covenants or terms that restrict Telesat’s ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel its satellite insurance, effect mergers with another entity, and redeem its senior secured notes, without penalty, before December 1, 2024, in each case subject to exceptions provided in the senior secured notes indenture.
The senior secured notes indenture contains covenants that restrict the ability of Telesat and the Guarantors to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sale-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents.
Senior Notes
Telesat’s senior notes, in the amount of $550 million, bear interest at an annual rate of 6.5% and are due in October 2027. They include covenants or terms that restrict Telesat’s ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel its satellite insurance, effect mergers with another entity, and redeem its senior notes, without penalty, before October 15, 2024, in each case subject to exceptions provided in the senior notes indenture.
As at December 31, 2019, Telesat was in compliance with the financial covenants of its senior secured credit facilities, the indenture governing its senior secured notes and the indenture governing its senior notes.

Debt Service Cost
The interest expense on Telesat’s senior secured credit facilities, senior notes, senior secured notes and interest rate swaps, excluding the impact of the amortization of deferred financing costs, interest rate floors, prepayment options and net gain on repricing/repayment for the year ended December 31, 2019 was CAD 204.0 million.
Derivatives
Telesat uses, from time to time, interest rate and currency derivatives to manage its exposure to changes in interest rates and foreign exchange rates.
As of December 31, 2019, Telesat had three outstanding interest rate swaps which hedge the interest rate risk associated with the variable interest rate on $1.35 billion of U.S. denominated Term Loan B borrowings. These contracts, which mature between September 2020 and September 2022, are at fixed interest rates ranging from 1.84% to 2.04%, excluding applicable margin. As of December 31, 2019, the fair value of the interest rate swaps was a net liability of $6.1 million.
Telesat also has foreign currency embedded derivatives in its purchase contracts with suppliers and sales contracts with customers as a result of some of these contracts being denominated in a currency other than the functional currency of the substantial parties to the respective contract. The fair value of these foreign currency embedded derivatives as of December 31, 2019 was a net liability of $0.5 million.
Development Costs and Capital Expenditures
Telesat has entered into contracts for the development of its LEO constellation and other capital expenditures. The outstanding commitments associated with these contracts were approximately CAD 41.9 million as of December 31, 2019. These expenditures may be funded from some or all of the following: cash and short-term investments; cash flow from operating activities; cash flow from customer prepayments or funds available under the revolving credit facility.
Statements of Cash Flow
Net Cash Provided by Operating Activities
Net cash provided by operating activities was $2.1 million for the year ended December 31, 2019.
Net cash provided by operating activities from continuing operations was $0.3 million for the year ended December 31, 2019, consisting primarily of a $4.4 million change in income tax accounts mainly attributable to the receipt of income tax refunds and a $4.0 million increase in other liabilities, primarily due to an increase in the liability for uncertain tax positions, partially offset by a $7.6 million cash use attributable to net income adjusted for non-cash operating items and a $0.6 million decrease in pension and other post-retirement liabilities.
Net cash provided by operating activities from discontinued operations was $1.8 million for the year ended December 31, 2019 attributable to a tax indemnification recovery related to the SSL Sale.
Net cash provided by operating activities from continuing operations was $1.9 million for the year ended December 31, 2018, consisting primarily of $44.2 million attributable to income from continuing operations adjusted for non-cash operating items and a decrease in income taxes receivable of $8 million, partially offset by a reduction in other long term liabilities of $48 million, primarily due to a decrease in the liability for uncertain tax positions, and a $2.4 million decrease in pension and post-retirement liabilities primarily due to pension funding.
Off-Balance Sheet Arrangements
We do not have any off-balance sheet arrangements, as defined by the rules and regulations of the SEC, that have or are reasonably likely to have a material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. As a result, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these arrangements.
Other
Loral’s operating cash flows for 2019 and 2018 included contributions of approximately $1.0 million and $2.4 million, respectively, to the qualified pension plan and for other post-retirement benefits.
Affiliate Matters
Loral has made certain investments in joint ventures in the satellite services business that are accounted for under the equity method of accounting (see Note 5 to the financial statements for further information on affiliate matters).
Commitments and Contingencies
Our business and operations are subject to a number of significant risks, the most significant of which are summarized in Item 1A — Risk Factors and also in Note 13 to the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of
Loral Space & Communications Inc.
New York, New York
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Loral Space & Communications Inc. and subsidiaries (the “Company”) as of December 31, 2020, 2019 and 2018, and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows, for the years then ended, and the related notes and Schedule II (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, 2019, and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Change in Accounting Principle
As discussed in Note 5 to the financial statements, the Company’s equity method investment, Telesat Canada, has changed its method of accounting for leases in fiscal year 2019 due to the adoption of the new lease standard.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Investment in Affiliates — Telesat — Refer to Notes 2, 3, and 5 to the financial statements.
Critical Audit Matter Description
The Company participates in satellite services operations primarily through its ownership interest in Telesat Canada (“Telesat”), a leading global satellite operator. Telesat provides its satellite and communication services from a fleet of satellites that occupy Canadian and other orbital locations. The Company holds a

62.6% economic interest and a 32.6% voting interest in Telesat. The Company uses the equity method of accounting for its ownership interest in Telesat. Equity in net income (loss) of Telesat is recorded based on the Company’s economic interest in Telesat, and also reflects amortization of profits eliminated, to the extent of its economic interest in Telesat. The Company prepares its financial statements in accordance with U.S. GAAP, while Telesat prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). As a result, Telesat’s financial information is converted from IFRS to U.S. GAAP in order for the Company to record its share of equity in net income (loss) of Telesat.
Given the complexity involved in converting Telesat’s financial information from IFRS to U.S. GAAP, coupled with past out of period adjustments associated with the Company’s investment in Telesat, auditing the conversion is complex and involves extensive effort, including the need to involve professionals knowledgeable about IFRS to U.S. GAAP differences.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures over the conversion of Telesat’s financial information included the following, among others:
•
We tested the effectiveness of the control over the Company’s investment in Telesat, including management’s review of the conversion of Telesat’s financial information from IFRS to U.S. GAAP.

•
With the assistance of professionals knowledgeable about IFRS to U.S. GAAP differences, we:

•
Tested the completeness and accuracy of the conversion of Telesat’s financial information from IFRS to U.S. GAAP.

•
Evaluated the propriety of a selection of conversion adjustments from IFRS to U.S. GAAP in accordance with applicable accounting standards.

•
Recalculated the selected conversion adjustments from IFRS to U.S. GAAP.

•
Tested the validity of the selected conversion adjustments through evaluation of documentary evidence and inquiry of management.

•
Tested the translation of Telesat’s financial information from Canadian Dollars to U.S. Dollars.

•
We tested the calculation of the equity in net income of Telesat recognized in the Company’s financial statements for the year ended December 31, 2020.

/s/ DELOITTE & TOUCHE LLP
New York, New York
March 8, 2021
We have served as the Company’s auditor since 1996.

LORAL SPACE & COMMUNICATIONS INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)
	December 31,
	2020	2019
ASSETS
Current assets:
Cash and cash equivalents	$31,631	$259,067
Income tax refund receivable	1,228	576
Other current assets	1,232	1,322
Total current assets	34,091	260,965
Right-of-use asset	342	988
Income tax refund receivable, non-current	—	387
Investments in affiliates	192,664	90,184
Deferred tax assets	27,339	37,945
Other assets	33	341
Total assets	$254,469	$390,810
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued employment costs	$2,839	$2,611
Other current liabilities	2,002	2,883
Total current liabilities	4,841	5,494
Pension and other post-retirement liabilities	20,181	17,447
Other liabilities	19,914	17,842
Total liabilities	44,936	40,783
Commitments and contingencies
Shareholders’ Equity:
Preferred stock, $0.01 par value; 10,000,000 shares authorized	—	—
Series A junior participating preferred stock, $0.01 par value, 50,000 shares authorized, no shares issued and outstanding	—	—
Series B preferred stock, $0.01 par value, 5 shares authorized, 5 and nil issued and outstanding	—	—
Common Stock:
Voting common stock, $0.01 par value; 50,000,000 shares authorized, 21,581,572 issued	216	216
Non-voting common stock, $0.01 par value; 20,000,000 shares authorized, 9,505,673 issued and outstanding	95	95
Paid-in capital	1,019,988	1,019,988
Treasury stock (at cost), 154,494 shares of voting common stock	(9,592)	(9,592)
Accumulated deficit	(729,202)	(605,766)
Accumulated other comprehensive loss	(71,972)	(54,914)
Total shareholders’ equity	209,533	350,027
Total liabilities and shareholders’ equity	$254,469	$390,810
See notes to consolidated financial statements

LORAL SPACE & COMMUNICATIONS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)
	Year Ended December 31,
	2020	2019
General and administrative expenses	$(6,717)	$(6,612)
Recovery of affiliate doubtful receivable	5,854	—
Operating loss	(863)	(6,612)
Interest and investment income	1,050	5,727
Interest expense	(26)	(24)
Other expense	(10,898)	(4,586)
Loss before income taxes and equity in net income of affiliates	(10,737)	(5,495)
Income tax provision	(12,886)	(6,153)
Loss before equity in net income of affiliates	(23,623)	(11,648)
Equity in net income of affiliates	116,716	101,403
Net income	$93,093	$89,755
Net income per share:
Basic	$3.01	$2.90
Diluted	$2.98	$2.88
Weighted average common shares outstanding:
Basic	30,933	30,933
Diluted	31,020	31,008
See notes to consolidated financial statements

LORAL SPACE & COMMUNICATIONS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)
	Year Ended December 31,
	2020	2019
Net income	$93,093	$89,755
Other comprehensive loss, net of tax:
Pension and other post-retirement benefits	(2,826)	(1,511)
Proportionate share of Telesat other comprehensive loss	(14,232)	(35,783)
Other comprehensive loss, net of tax	(17,058)	(37,294)
Comprehensive income	$76,035	$52,461
See notes to consolidated financial statements

LORAL SPACE & COMMUNICATIONS INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands, except per share amounts)
	Common Stock				Paid-In Capital	Treasury Stock Voting		Accumulated Deficit	Accumulated Other Comprehensive Loss	Shareholders’ Equity
	Voting		Non-Voting
	Shares Issued	Amount	Shares Issued	Amount		Shares	Amount
Balance, January 1, 2019	21,582	$216	9,506	$95	$1,019,988	154	$(9,592)	$(695,521)	$(17,620)	$297,566
Net income								89,755
Other comprehensive loss									(37,294)
Comprehensive income										52,461
Balance, December 31, 2019	21,582	216	9,506	95	1,019,988	154	(9,592)	(605,766)	(54,914)	350,027
Net income								93,093	—	—
Other comprehensive loss									(17,058)
Comprehensive income										76,035
Common dividend paid ($7.00 per share)								(216,529)	—	(216,529)
Balance, December 31, 2020	21,582	$216	9,506	$95	$1,019,988	154	$(9,592)	$(729,202)	$(71,972)	$209,533
See notes to consolidated financial statements

LORAL SPACE & COMMUNICATIONS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
	Year Ended December 31,
	2020	2019
Operating activities:
Net income	$93,093	$89,755
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Non-cash operating items (Note 2)	(109,911)	(97,384)
Changes in operating assets and liabilities:
Other current assets	6,248	98
Accrued employment costs and other current liabilities	322	93
Income taxes payable and receivable	(938)	4,387
Pension and other post-retirement liabilities	(2,138)	(633)
Other liabilities	2,417	3,998
Net cash (used in) provided by operating activities – continuing operations	(10,907)	314
Net cash provided by operating activities – discontinued operations	—	1,812
Net cash (used in) provided by operating activities	(10,907)	2,126
Investing activities:
Capital expenditures	—	(6)
Net cash used in investing activities – continuing operations	—	(6)
Net cash used in investing activities – discontinued operations	—	—
Net cash used in investing activities	—	(6)
Financing activities:
Dividends paid	(216,529)	—
Net cash used in financing activities – continuing operations	(216,529)	—
Net cash used in financing activities – discontinued operations	—	—
Net cash used in financing activities	(216,529)	—
Cash, cash equivalents and restricted cash – period (decrease) increase	(227,436)	2,120
Cash, cash equivalents and restricted cash – beginning of year	259,371	257,251
Cash, cash equivalents and restricted cash – end of year	$31,935	$259,371
See notes to consolidated financial statements

LORAL SPACE & COMMUNICATIONS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Organization and Principal Business
Loral Space & Communications Inc., together with its subsidiaries (“Loral,” the “Company,” “we,” “our” and “us”) is a leading satellite communications company engaged, through our ownership interests in affiliates, in satellite-based communications services.
Recent Developments
On November 23, 2020, Loral entered into a Transaction Agreement and Plan of Merger (as it may be amended from time to time, the “Transaction Agreement”) with Telesat Canada, a Canadian corporation (“Telesat”), Telesat Partnership LP, a limited partnership formed under the laws of Ontario, Canada (“Telesat Partnership”), Telesat Corporation, a newly formed corporation incorporated under the laws of the Province of British Columbia, Canada and the sole general partner of Telesat Partnership (“Telesat Corporation”), Telesat CanHold Corporation, a corporation incorporated under the laws of British Columbia, Canada and wholly owned subsidiary of Telesat Partnership (“Telesat CanHoldco”), Lion Combination Sub Corporation, a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), Public Sector Pension Investment Board, a Canadian Crown corporation (“PSP”), and Red Isle Private Investments Inc., a Canadian corporation and wholly owned subsidiary of PSP (“Red Isle”), under which Merger Sub will merge with and into Loral, with Loral surviving the merger as a wholly owned subsidiary of Telesat Partnership (the “Merger”), and Loral stockholders receiving common shares of Telesat Corporation and/or units of Telesat Partnership that will be exchangeable for common shares of Telesat Corporation (the “Transaction”).
The Transaction Agreement contains a number of customary conditions that must be fulfilled to complete the Transaction, including (i) approval of (A) a majority of the outstanding Loral voting common stock and (B) a majority of the outstanding Loral voting common stock not held by MHR, PSP, any other party to the Transaction Agreement or certain of their respective affiliates; (ii) the parties having obtained certain regulatory consents and approvals; (iii) no legal proceedings having been commenced that would enjoin or prohibit the consummation of the Transaction; (iv) the listing of the Class A and Class B shares of Telesat Corporation on a U.S. securities exchange; (v) no “Material Adverse Effect” (as defined in the Transaction Agreement) having occurred; (vi) Telesat remaining in good standing with respect to its material debt obligations; (vii) the accuracy of certain representations (subject to certain qualifications as to materiality) and material performance of certain covenants by the parties, subject to specified exceptions; (viii) effectiveness of the registration statement on Form F-4 and the issuance of a receipt for each of the Canadian preliminary and final prospectuses in respect of the Transaction; (ix) no U.S., Canadian or Spanish governmental agency having commenced civil or criminal proceeding against Loral alleging that any member of the “Loral Group” has criminally violated any law, and no member of the “Loral Group” having been indicted or convicted for, or plead nolo contendere to, any such alleged criminal violation; (x) Loral remaining solvent and not having entered into any bankruptcy or related proceeding; and (xi) the delivery by the parties of certain closing deliverables. If the parties have confirmed that all the conditions are satisfied or waived (other than those conditions that by their terms are to be satisfied at the closing of the Transaction (the “Closing”), but which conditions are capable of being satisfied at the Closing), then PSP and Loral will each have the right to extend the Closing for any number of periods of up to 30 days each and no longer than 120 days in the aggregate, from the date on which the Closing otherwise would have occurred. If the Closing is extended, the Closing will occur on the first two consecutive business days commencing on the fifth business day after the expiration of the final extension period on which the conditions are satisfied or waived (other than the conditions (i) with respect to no “Material Adverse Effect” (as defined in the Transaction Agreement) having occurred, (ii) that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing and (iii) if PSP extends the Closing, with respect to a civil or criminal legal proceeding alleging that Loral or any of its subsidiaries (excluding XTAR, LLC (“XTAR”) and Globalstar de Mexico, S. de R.L. de C.V. (“GdM”) and their subsidiaries), has criminally violated a law). Subject to the satisfaction of the conditions to Closing and any extensions described above, we expect to complete the Transaction in the third quarter of 2021.

Upon satisfaction of the terms and subject to the conditions set forth in the Transaction Agreement, the Transaction will result in the current stockholders of Loral, PSP and the other shareholders in Telesat (principally current or former management of Telesat) owning approximately the same percentage of equity in Telesat indirectly through Telesat Corporation and/or Telesat Partnership as they currently hold (indirectly in the case of Loral stockholders and PSP) in Telesat, Telesat Corporation becoming the publicly traded general partner of Telesat Partnership and Telesat Partnership indirectly owning all of the economic interests in Telesat, except to the extent that the other shareholders in Telesat elect to retain their direct interest in Telesat.
The Transaction Agreement provides certain termination rights for both Loral and PSP and further provides that, in certain circumstances, Loral may be required to pay to Red Isle a termination fee of $6,550,000 or $22,910,000, or to pay to PSP a “breach” fee of $40,000,000, in each case as provided in the Transaction Agreement.
Expenses related to the Transaction included in other expense in our statements of operations for the years ended December 31, 2020 and 2019 were $10.2 million and $4.0 million, respectively.
Description of Business
Loral has one operating segment consisting of satellite-based communications services. Loral participates in satellite services operations primarily through its ownership interest in Telesat, a leading global satellite operator. Loral holds a 62.6% economic interest and a 32.6% voting interest in Telesat. We use the equity method of accounting for our ownership interest in Telesat (see Note 5).
Telesat owns and leases a satellite fleet that operates in geostationary earth orbit approximately 22,000 miles above the equator. In this orbit, satellites remain in a fixed position relative to points on the earth’s surface and provide reliable, high-bandwidth services anywhere in their coverage areas, serving as the backbone for many forms of telecommunications. Telesat is also developing Telesat Lightspeed, a global constellation of low earth orbit (“LEO”) satellites. LEO satellites operate in a circular orbit around the earth with an altitude typically between 500 and 870 miles. Unlike geostationary orbit satellites that operate in a fixed orbital location above the equator, LEO satellites travel around the earth at high velocities requiring antennas on the ground to track their movement. LEO satellite systems have the potential to offer a number of advantages over geostationary orbit satellites to meet growing requirements for broadband services, both consumer and commercial, by providing increased data speeds and capacity, global coverage, and latency on par with, or potentially better than, terrestrial services.
2. Basis of Presentation
The consolidated financial statements include the results of Loral and its subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All intercompany transactions have been eliminated.
Investments in Affiliates
Our ownership interest in Telesat is accounted for using the equity method of accounting under U.S. GAAP. Telesat’s financial statements are prepared in accordance with international financial reporting standards (“IFRS”). To allow our reporting of our investment in Telesat under U.S. GAAP, Telesat provides us with a reconciliation of its financial statements from IFRS to U.S. GAAP. Income and losses of Telesat are recorded based on our economic interest. The contribution of Loral Skynet, a wholly owned subsidiary of Loral prior to its contribution to Telesat in 2007, was recorded by Loral at the historical book value of our retained interest combined with the gain recognized on the contribution. However, the contribution was recorded by Telesat at fair value. Accordingly, the amortization of Telesat fair value adjustments applicable to the Loral Skynet assets and liabilities acquired by Telesat in 2007 is proportionately eliminated in determining our share of the net income of Telesat. Our equity in net income or loss of Telesat also reflects amortization of profits eliminated, to the extent of our economic interest in Telesat, on satellites we constructed for Telesat while we owned Space Systems/Loral, LLC (formerly known as Space Systems/Loral, Inc.) (“SSL”) and on Loral’s sale to Telesat in April 2011 of its portion of the payload on the ViaSat-1 satellite and related assets. Non-refundable cash distributions received from Telesat in excess of our initial investment and our share of cumulative equity in comprehensive income of Telesat, net of cash distributions received in prior periods, are recorded as equity in net income of Telesat (“Excess Cash Distribution”) since we have no obligation to provide future financial support to Telesat. After receiving an Excess Cash Distribution, we do not record additional equity in net income of Telesat until our share of Telesat’s future net income exceeds the Excess Cash Distribution. Equity in losses of affiliates is not recognized after the carrying value of an investment, including advances and loans, has been reduced to zero, unless guarantees or other funding obligations exist. We had no guarantees or other funding obligations for our equity method investments as of December 31, 2020 and 2019. We use the nature of distribution approach to classify distributions from equity method investments on the statements of cash flows. The Company monitors its equity method investments for factors indicating other-than-temporary impairment. An impairment loss is recognized when there has been a loss in value of the affiliate that is other-than-temporary.
Use of Estimates in Preparation of Financial Statements
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amount of income (loss) reported for the period. Actual results could materially differ from estimates.
Significant estimates also included the allowances for doubtful accounts, income taxes, including the valuation of deferred tax assets, the fair value of liabilities indemnified, the dilutive effect of Telesat stock options (see Note 10) and our pension liabilities.
Cash, Cash Equivalents and Restricted Cash
As of December 31, 2020, the Company had $31.6 million of cash and cash equivalents. Cash and cash equivalents include liquid investments, primarily money market funds, with maturities of less than 90 days at the time of purchase. Management determines the appropriate classification of its investments at the time of purchase and at each balance sheet date.
On April 30, 2020, the Company’s Board of Directors declared a special dividend of $5.50 per share for an aggregate dividend of approximately $170.1 million. The special dividend was paid on May 28, 2020 to holders of record of Loral voting and non-voting common stock as of the close of business on May 14, 2020.
On November 23, 2020, the Company’s Board of Directors declared a special dividend of $1.50 per share for an aggregate dividend of approximately $46.4 million. The special dividend was paid on December 17, 2020 to holders of record of Loral voting and non-voting common stock as of the close of business on December 4, 2020.
As of December 31, 2020 and December 31, 2019, the Company had restricted cash of $0.3 million, representing the amount pledged as collateral to the issuer of a standby letter of credit (the “LC”). The LC, which expires in August 2021, has been provided as a guaranty to the lessor of our corporate offices.
The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheet to the consolidated statement of cash flows (in thousands):
	December 31,
	2020	2019
Cash and cash equivalents	$31,631	$259,067
Restricted cash included in other current assets	304	—
Restricted cash included in other assets	—	304
Cash, cash equivalents and restricted cash shown in the statement of cash flows	$31,935	$259,371
Concentration of Credit Risk
Financial instruments which potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents and receivables. Our cash and cash equivalents are maintained with high-credit-quality financial institutions. As of December 31, 2020 and December 31, 2019, our cash and cash equivalents were invested primarily in several liquid prime and government AAA money market funds. Such funds are not insured by the Federal Deposit Insurance Corporation. The dispersion across funds reduces the exposure of a default at any one fund. As a result, management believes that its potential credit risks are minimal.
Fair Value Measurements
U.S. GAAP defines fair value as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants. U.S. GAAP also establishes a fair value hierarchy that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are described below:
Level 1:   Inputs represent a fair value that is derived from unadjusted quoted prices for identical assets or liabilities traded in active markets at the measurement date.
Level 2:   Inputs represent a fair value that is derived from quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities, and pricing inputs, other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.
Level 3:   Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.
Assets and Liabilities Measured at Fair Value
The following table presents our assets and liabilities measured at fair value on a recurring or non-recurring basis (in thousands):
	December 31, 2020			December 31, 2019,
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents:
Money market funds	$29,166	$—	$—	$256,915	$—	$—
Other current assets:
Indemnification – Sale of SSL	$—	$—	$598	$—	$—	$598
Liabilities
Long term liabilities
Indemnification – Globalstar do Brasil S.A.	$—	$—	$145	$—	$—	$145
The carrying amount of cash equivalents approximates fair value as of each reporting date because of the short maturity of those instruments.
The Company did not have any non-financial assets or non-financial liabilities that were recognized or disclosed at fair value as of December 31, 2020 and December 31, 2019.
Assets and Liabilities Measured at Fair Value on a Non-recurring Basis
We review the carrying values of our equity method investments when events and circumstances warrant and consider all available evidence in evaluating when declines in fair value are other-than-temporary. The fair values of our investments are determined based on valuation techniques using the best information available and may include quoted market prices, market comparables and discounted cash flow projections. An impairment charge is recorded when the carrying amount of the investment exceeds its current fair value and is determined to be other-than-temporary.

The asset resulting from the indemnification of SSL is for certain pre-closing taxes and reflects the excess of payments since inception over refunds and the estimated remaining liability, which was originally determined using the fair value objective approach. The estimated liability for indemnifications relating to Globalstar do Brasil S.A. (“GdB”), originally determined using expected value analysis, is net of payments since inception.
Contingencies
Contingencies by their nature relate to uncertainties that require management to exercise judgment both in assessing the likelihood that a liability has been incurred as well as in estimating the amount of potential loss, if any. We accrue for costs relating to litigation, claims and other contingent matters when such liabilities become probable and reasonably estimable. Such estimates may be based on advice from third parties or on management’s judgment, as appropriate. Actual amounts paid may differ from amounts estimated, and such differences will be charged to operations in the period in which the final determination of the liability is made.
Income Taxes
Loral and its subsidiaries are subject to U.S. federal, state and local income taxation on their worldwide income and foreign taxation on certain income from sources outside the United States. Telesat is subject to tax in Canada and other jurisdictions, and Loral will provide in each period any additional U.S. current and deferred tax required on actual or deemed distributions from Telesat, including Global Intangible Low Taxed Income (“GILTI”). Deferred income taxes reflect the future tax effect of temporary differences between the carrying amount of assets and liabilities for financial and income tax reporting and are measured by applying anticipated statutory tax rates in effect for the year during which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent it is more likely than not that the deferred tax assets will not be realized.
The tax benefit of an uncertain tax position (“UTP”) taken or expected to be taken in income tax returns is recognized only if it is “more likely than not” to be sustained on examination by the taxing authorities, based on its technical merits as of the reporting date. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to income taxes in income tax expense on a quarterly basis.
The unrecognized tax benefit of a UTP is recognized in the period when the UTP is effectively settled. Previously recognized tax positions are derecognized in the first period in which it is no longer more likely than not that the tax position would be sustained upon examination.
Earnings per Share
Basic earnings per share are computed based upon the weighted average number of shares of voting and non-voting common stock outstanding during each period. Shares of non-voting common stock are in all respects identical to and treated equally with shares of voting common stock except for the absence of voting rights (other than as provided in Loral’s Amended and Restated Certificate of Incorporation which was ratified by Loral’s stockholders on May 19, 2009). Diluted earnings per share are based on the weighted average number of shares of voting and non-voting common stock outstanding during each period, adjusted for the effect of unvested or unconverted restricted stock units. For diluted earnings per share, earnings are adjusted for the dilutive effect of Telesat stock options and restricted share units.
Additional Cash Flow Information
The following represents non-cash activities and supplemental information to the consolidated statements of cash flows (in thousands):

	Year Ended December 31,
	2020	2019
Non-cash operating items
Equity in net income of affiliates	$(116,716)	$(101,403)
Recovery of affiliate doubtful receivable	(5,854)	—
Deferred taxes	11,362	2,987
Depreciation	4	15
Right-of-use asset, net of lease liability	(6)	9
Amortization of prior service credit and actuarial loss	1,299	1,008
Net non-cash operating items – continuing operations	$(109,911)	$(97,384)
Supplemental information:
Interest paid – continuing operations	$26	$24
Income tax refunds	$178	$5,547
Income tax payments	$252	$288
Recent Accounting Pronouncements
In December 2019, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2019- 12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. ASU 2019-12 is expected to reduce the cost and complexity related to accounting for income taxes. The new guidance removes certain exceptions to the general principles in Accounting Standards Codification (“ASC”) 740 and improves how financial statement preparers will apply certain income tax-related guidance. The ASU is part of the FASB’s simplification initiative to make narrow-scope improvements to accounting standards through a series of short-term projects. The new guidance, effective for the Company on January 1, 2021, is not expected to have a material impact on our consolidated financial statements.
In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement. ASU No. 2018-13 eliminates, amends, and adds disclosure requirements to improve the effectiveness of fair value measurement disclosures. While certain amendments are to be applied prospectively, all other amendments are to be applied retrospectively to all periods presented. The new guidance is effective for the Company on January 1, 2020, with earlier application permitted. The new guidance, adopted by the Company on January 1, 2020, did not have a material impact on our consolidated financial statements.
In February 2016, the FASB issued ASC Topic 842, Leases (“ASC 842”). ASC Topic 842 requires a lessee to record a right-of-use asset and a lease liability for all leases with a lease term greater than 12 months. The main difference between previous U.S. GAAP and ASC Topic 842 is the recognition under ASC 842 of lease assets and lease liabilities by lessees for those leases classified as operating leases under previous U.S. GAAP. The new guidance was effective for the Company on January 1, 2019. We adopted ASC 842 in the first quarter of 2019 utilizing the modified retrospective method with a practical expedient through a cumulative-effect adjustment at the beginning of the first quarter of 2019. As a result, on January 1, 2019, we recognized a right-of-use asset and lease liability for an operating lease of approximately $0.3 million on our consolidated balance sheet.

3. Accumulated Other Comprehensive Loss
The components of accumulated other comprehensive loss, net of tax, are as follows (in thousands):
	Pension and Other Post-retirement Benefits	Equity in Telesat-related Other Comprehensive Loss	Accumulated Other Comprehensive Loss
Balance, January 1, 2019	$(14,656)	$(2,964)	$(17,620)
Other comprehensive loss before reclassification	(2,307)	(35,783)	(38,090)
Amounts reclassified from accumulated other comprehensive loss	796	—	796
Net current-period other comprehensive loss	(1,511)	(35,783)	(37,294)
Balance, December 31, 2019	(16,167)	(38,747)	(54,914)
Other comprehensive loss before reclassification	(3,852)	(14,232)	(18,084)
Amounts reclassified from accumulated other comprehensive loss	1,026	—	1,026
Net current-period other comprehensive loss	(2,826)	(14,232)	(17,058)
Balance, December 31, 2020	$(18,993)	$(52,979)	$(71,972)
The components of other comprehensive loss and related tax effects are as follows (in thousands):
	Before-Tax Amount	Tax Benefit (Provision)	Net-of-Tax Amount
Year ended December 31, 2020
Pension and other post-retirement benefits:
Net actuarial loss and prior service credits	$(4,877)	$1,025	$(3,852)
Amortization of prior service credits and net actuarial loss	1,299(a)	(273)	1,026
Pension and other post-retirement benefits	(3,578)	752	(2,826)
Equity in Telesat-related other comprehensive loss	(14,236)	4 (b)	(14,232)
Other comprehensive loss	$(17,814)	$756	$(17,058)
Year ended December 31, 2019
Pension and other post-retirement benefits:
Net actuarial loss and prior service credits	$(2,921)	$614	$(2,307)
Amortization of prior service credits and net actuarial loss	1,008(a)	(212)	796
Pension and other post-retirement benefits	(1,913)	402	(1,511)
Equity in Telesat-related other comprehensive loss	(35,793)	10(b)	(35,783)
Other comprehensive loss	$(37,706)	$412	$(37,294)

(a)
Reclassifications are included in other expenses.

(b)
See Note 7, Income Taxes

4. Other Current Assets
Other current assets consist of (in thousands):
	December 31,
	2020	2019
Restricted cash (see Note 2)	$304	$—
Indemnification receivable from SSL for pre-closing taxes (see Note 13)	598	598
Due from affiliates	88	186
Prepaid expenses	240	164
Other	2	374
	$1,232	$1,322
5. Investments in Affiliates
Investments in affiliates consist of (in thousands):
	December 31,
	2020	2019
Telesat	$192,664	$90,184
Equity in net income of affiliates consists of (in thousands):
	Year Ended December 31,
	2020	2019
Telesat	$116,716	$101,403
Telesat
As of December 31, 2020, we held a 62.6% economic interest and a 32.6% voting interest in Telesat. We use the equity method of accounting for our majority economic interest in Telesat because we own 32.6% of the voting stock and do not exercise control by other means to satisfy the U.S. GAAP requirement for treatment as a consolidated subsidiary. We have also concluded that Telesat is not a variable interest entity for which we are the primary beneficiary. Loral’s equity in net income or loss of Telesat is based on our proportionate share of Telesat’s results in accordance with U.S. GAAP and in U.S. dollars. Our proportionate share of Telesat’s net income or loss is based on our economic interest as our holdings consist of common stock and non-voting participating preferred shares that have all the rights of common stock with respect to dividends, return of capital and surplus distributions, but have no voting rights.
In addition to recording our share of equity in net income loss of Telesat, we also recorded our share of equity in other comprehensive loss of Telesat of $14.2 million and $35.8 million for the years ended December 31, 2020 and 2019, respectively.
In the third quarter of 2019, we recorded an out-of-period correction to decrease our investment in Telesat and increase other comprehensive loss by $22.1 million. This non-cash adjustment was made to record the cumulative translation adjustment on our investment in Telesat from November 2007, when we first acquired our ownership interest in Telesat, to December 31, 2018. The adjustment resulted from translating our share of Telesat’s equity from Canadian dollars to U.S. dollars at historical foreign exchange rates in accordance with ASC 830, Foreign Currency Matters, as required by ASC 323, Investments — Equity Method and Joint Ventures. Previously, we translated our share of Telesat’s equity from Canadian dollars to U.S. dollars at current foreign exchange rates at each balance sheet date. This adjustment had no effect on our equity in net income (loss) of Telesat for any current or prior reporting period. The Company has not revised its financial statements for prior periods for this adjustment based on its belief that the effect of such adjustment is not material to the financial statements taken as a whole.
On January 1, 2019, Telesat adopted ASC 842, Leases, for its U.S. GAAP reporting which we use to record our equity income in Telesat. Telesat adopted the new guidance using the modified retrospective approach with the cumulative effect of initially applying the standard being recorded on the balance sheet. As a result, on January 1, 2019, Telesat recognized a right-of-use asset of $19.6 million and lease liability of $20.0 million on its consolidated balance sheet.
In December 2020, Telesat made a $341.4 million prepayment on its outstanding term loans under its amended senior secured credit facilities. The prepayment was applied to all mandatory future quarterly principal repayments, with the remaining balance of the prepayment being applied towards the principal amount outstanding on maturity.
On October 11, 2019, Telesat issued $550.0 million of 6.5% senior notes maturing in October 2027. The 6.5% senior notes are effectively subordinated to Telesat’s secured indebtedness, including the obligations under its senior secured credit facilities and its 4.875% senior secured notes.
On October 11, 2019, Telesat used the net proceeds from the 6.5% senior notes offering together with available cash on hand to redeem its $500 million 8.875% senior notes due November 15, 2024 by repaying all outstanding amounts, including principal, redemption premium and discounted interest to November 15, 2019.
On December 6, 2019, Telesat entered into amended senior secured credit facilities which provide for term loan borrowings of $1,908.5 million which mature in December 2026 and revolving credit facilities of up to $200 million (or Canadian dollar equivalent) which mature in December 2024. Telesat also issued, through a private placement, $400 million of 4.875% senior secured notes which mature in June 2027.
On December 6, 2019, Telesat repaid all outstanding amounts, including related fees and expenses, under its former senior secured credit facilities.
The ability of Telesat to pay dividends or certain other restricted payments in cash to Loral is governed by applicable covenants in Telesat’s debt and shareholder agreements. Telesat’s credit agreement governing its senior secured credit facilities limits, among other items, Telesat’s ability to incur debt and make dividend payments if the total leverage ratio (“Total Leverage Ratio”) is above 4.50:1.00, with certain exceptions. As of December 31, 2020, Telesat’s Total Leverage Ratio was 4.44:1.00. Telesat is permitted to pay annual consulting fees of $5 million to Loral in cash (see Note 14).
The contribution of Loral Skynet, a wholly owned subsidiary of Loral prior to its contribution to Telesat in 2007, was recorded by Loral at the historical book value of our retained interest combined with the gain recognized on the contribution. However, the contribution was recorded by Telesat at fair value. Accordingly, the amortization of Telesat fair value adjustments applicable to the Loral Skynet assets and liabilities is proportionately eliminated in determining our share of the net income or losses of Telesat. Our equity in net income or loss of Telesat also reflects amortization of profits eliminated, to the extent of our economic interest in Telesat, on satellites we constructed for Telesat while we owned SSL and on Loral’s sale to Telesat in April 2011 of its portion of the payload on the ViaSat-1 satellite and related assets.
The following table presents summary financial data for Telesat in accordance with U.S. GAAP, for the years ended December 31, 2020 and 2019 and as of December 31, 2020 and 2019 (in thousands):
	Year Ended December 31,
	2020	2019
Statement of Operations Data:
Revenues	$613,866	$687,868
Operating expenses	(136,262)	(141,136)
Depreciation and amortization	(174,526)	(200,838)
Impairment of intangible asset	(3,410)	—
Other operating expense	(160)	(649)
Operating income	299,508	345,245
Interest expense	(152,236)	(186,394)
Loss on refinancing	—	(86,166)

	Year Ended December 31,
	2020	2019
Foreign exchange gain	35,655	122,002
Loss on financial instruments	(13,305)	(42,039)
Other income	5,294	16,282
Income tax benefit (provision)	3,721	(12,741)
Net income	$178,637	$156,189

	December 31,
	2020	2019
Balance Sheet Data:
Current assets	$703,210	$877,294
Total assets	3,943,875	4,130,337
Current liabilities	129,849	124,217
Long-term debt, including current portion	2,483,256	2,836,700
Total liabilities	3,140,747	3,504,594
Shareholders’ equity	803,128	625,743
Other
We own 56% of XTAR, a joint venture between us and Hisdesat Servicios Estrategicos, S.A. (“Hisdesat”) of Spain. We account for our ownership interest in XTAR under the equity method of accounting because we do not control certain of its significant operating decisions. We have also concluded that XTAR is not a variable interest entity for which we are the primary beneficiary. As of December 31, 2020 and 2019, the carrying value of our investment in XTAR was zero. Beginning January 1, 2016, we discontinued providing for our allocated share of XTAR’s net losses as our investment was reduced to zero and we have no commitment to provide further financial support to XTAR.
Prior to July 1, 2020, XTAR owned and operated an X-band satellite, XTAR — EUR (the “Satellite”) located at the 29° E.L. orbital slot (“the “Orbital Slot”). In addition, prior to July 1, 2020, XTAR leased from Hisdesat 7.2 72MHz X-band transponders on the Spainsat satellite located at 30° W.L. (the “Transponder Lease”). For services provided by Loral, XTAR, until December 31, 2013, was charged a quarterly management fee under a management agreement with Loral (the “Loral Management Agreement”). As of December 31, 2019, the amount due to Loral under the Loral Management Agreement was $6.6 million, and we had an allowance of $6.6 million against this receivable.
On July 1, 2020, Loral, XTAR and Hisdesat restructured their relationship, including, among other things, the following: (i) Hisdesat purchased the Satellite and certain assets related to operation of the Satellite (the “Purchased Assets”) from XTAR; (ii) XTAR’s agreement with Hisdesat to operate the Satellite at the Orbital Slot was terminated and the rights and licenses to operate the Satellite at the Orbital Slot reverted to Hisdesat; (iii) the Transponder Lease was terminated; (iv) XTAR and Hisdesat entered into an agreement under which XTAR will continue to market and sell capacity on the Satellite and on the Spainsat satellite; (v) XTAR and Loral terminated the Loral Management Agreement; and (vi) Loral granted to Hisdesat an option to acquire for nominal consideration, subject to receipt of all required regulatory approvals, Loral’s membership interests in XTAR. This option has not yet been exercised by Hisdesat. On July 2, 2020, Loral received from XTAR $5.9 million from the proceeds of the sale of the Purchased Assets in full and final settlement of the past due receivable outstanding of $6.6 million under the Loral Management Agreement. As a result, the Company recorded a $5.9 million recovery of an affiliate doubtful receivable and a corresponding reduction in its allowance for doubtful accounts for the year ended December 31, 2020.
As of December 31, 2020 and 2019, the Company also held an indirect ownership interest in a foreign company that currently serves as the exclusive service provider for Globalstar service in Mexico. The Company accounts for this ownership interest using the equity method of accounting. As of December 31, 2020 and 2019, the carrying value of this investment was zero. Loral has written-off its investment in this company and has no future funding requirements relating to this investment. Accordingly, there is no requirement for us to provide for our allocated share of this company’s net losses. This company is currently in the process of dissolution and liquidation in Mexico, and Loral believes that it will not have any liability associated with this company upon completion of this process.
6. Other Current Liabilities
Other current liabilities consists of (in thousands):
	December 31,
	2020	2019
Operating lease liability	$345	$652
Due to affiliate	98	5
Accrued professional fees	1,287	1,419
Pension and other post-retirement liabilities	82	77
Income taxes payable	—	673
Accrued liabilities	190	57
	$2,002	$2,883
7. Income Taxes
The following summarizes our income tax provision (in thousands):
	Year Ended December 31,
	2020	2019
Current:
U.S. federal	$(1,299)	$(2,918)
State and local	25	2
Foreign	(250)	(250)
Total current	(1,524)	(3,166)
Deferred:
U.S. federal	(11,334)	(2,990)
State and local	(28)	3
Total deferred	(11,362)	(2,987)
Total income tax provision	$(12,886)	$(6,153)
Our current income tax provision includes an increase to our liability for UTPs of (in thousands):
	Year Ended December 31,
	2020	2019
Unrecognized tax benefits	$(1,118)	$(2,467)
Interest expense	(1,299)	(1,570)
Total	$(2,417)	$(4,037)
While our loss before income taxes and equity in net income of affiliates is domestic, the deferred income tax provision for each period includes the impact of equity in net income of affiliates in our consolidated statement of operations and the periodic effect of our accounting for GILTI. After utilizing our net operating loss (“NOL”) carryforwards and allowable tax credits, federal income tax on GILTI from Telesat was zero. Furthermore, since our deferred tax assets related to the investment in Telesat will be realized from the future recognition of GILTI, the federal portion of these deferred tax assets were valued at zero.

In addition to the income tax provision presented above, we also recorded the following item (in thousands):
	Year Ended December 31,
	2020	2019
Deferred tax benefit for adjustments in other comprehensive loss (see Note 3)	$756	$412
The provision for income taxes differs from the amount computed by applying the statutory U.S. federal income tax rate on the loss before income taxes and equity in net income of affiliates because of the effect of the following items (dollars in thousands):
	Year Ended December 31,
	2020	2019
U.S. Statutory Federal Corporate Income Tax Rate	21%	21%
Tax benefit	$2,255	$1,154
Permanent adjustments which change statutory amounts:
State and local income taxes, net of federal income tax	(77)	107
Equity in net income of affiliates	(17,185)	(5,055)
Federal provision for unrecognized tax benefits	(1,138)	(1,226)
Nondeductible expenses	(2,380)	(695)
Change in valuation allowance	69	(118)
Income tax credits	5,820	—
Foreign income taxes	(250)	(250)
Other, net	—	(70)
Total income tax provision	$(12,886)	$(6,153)
The following table summarizes the activity related to our unrecognized tax benefits (in thousands):
	Year Ended December 31,
	2020	2019
Balance at January 1	$43,037	$43,055
Decreases as a result of statute expirations	—	(18)
Balance at December 31	$43,037	$43,037
With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for years prior to 2014. Earlier years related to certain foreign jurisdictions remain subject to examination. To the extent allowed by law, the tax authorities may have the right to examine prior periods where NOLs were generated and carried forward, and make adjustments up to the amount of the NOL carryforward. While we intend to contest any future tax assessments for uncertain tax positions, no assurance can be provided that we would ultimately prevail. During 2021, the statute of limitations for assessment of additional tax will expire with regard to certain UTPs, potentially resulting in $16.4 million reduction to our unrecognized tax benefits.
Our liability for UTPs increased from $17.4 million at December 31, 2019 to $19.8 million at December 31, 2020 and is included in long-term liabilities in the consolidated balance sheets. At December 31, 2020, we have accrued $3.3 million for the potential payment of tax-related interest. If our positions are sustained by the taxing authorities, approximately $8.4 million of the tax benefits will reduce the Company’s income tax provision.
Other than as described above, there were no significant changes to our unrecognized tax benefits during the year ended December 31, 2020, and we do not anticipate any other significant increases or decreases to our unrecognized tax benefits during the next twelve months.

At December 31, 2020, we had federal FTC carryforwards of $109.6 million, federal NOL carryforwards of $43.1 million and New York NOL carryforwards of $1.5 million which expire from 2022 to 2034.
The reorganization of the Company pursuant to emergence from Chapter 11 of the federal bankruptcy laws during 2005 constituted an ownership change under section 382 of the Internal Revenue Code. Accordingly, use of our tax attributes, such as NOLs and tax credits generated prior to the ownership change, are subject to an annual limitation of approximately $32.6 million, subject to increase or decrease based on certain factors.
We assess the recoverability of our FTCs, NOLs and other deferred tax assets and based upon this analysis, record a valuation allowance to the extent recoverability does not satisfy the “more likely than not” recognition criteria. We continue to maintain our valuation allowance until sufficient positive evidence exists to support full or partial reversal. As of December 31, 2020, we had a valuation allowance totaling $128.4 million against our deferred tax assets for certain tax credits, primarily FTC carryovers from 2017, and loss carryovers due to the limited carryforward periods. During 2020, the valuation allowance decreased by $0.1 million, which was recorded as a benefit in our statement of operations. To the extent that profitability from operations is not sufficient to realize the benefit from our remaining net deferred tax assets, we would generate sufficient taxable income from the appreciated value of our Telesat investment, subject to the provisions of the Transaction Agreement, in order to prevent federal net operating losses from expiring and realize the benefit of all remaining deferred tax assets.
During 2019, the valuation allowance increased by $0.1 million, which was recorded as a provision in our statement of operations.
The significant components of the net deferred income tax assets are (in thousands):
	December 31,
	2020	2019
Deferred tax assets:
Net operating loss carryforwards	$23,020	$34,294
Foreign tax credit carryforwards	126,007	126,007
Compensation and benefits	701	961
Indemnification liabilities	98	66
Other, net	279	305
Federal benefit of uncertain tax positions	701	428
Pension costs	4,119	3,375
Investments in and advances to affiliates	828	992
Total deferred tax assets before valuation allowance	155,753	166,428
Less valuation allowance	(128,414)	(128,483)
Deferred tax assets	$27,339	$37,945
8. Other Liabilities
Other liabilities consists of (in thousands):
	December 31,
	2020	2019
Operating lease liability	$—	$345
Indemnification liabilities – other (see Note 13)	145	145
Liabilities for uncertain tax positions	19,769	17,352
	$19,914	$17,842

9. Shareholders’ Equity
Series A Preferred Stock
On November 23, 2020, the Board of Directors of Loral declared a dividend of one preferred share purchase right (a “Right”) for each share of Loral common stock outstanding on December 4, 2020 to the Loral stockholders of record on that date. Each Right entitles the registered holder to purchase from Loral one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”) of Loral, having such rights and preferences as are set forth in the Certificate of Designation of Series A Junior Participating Preferred Stock, at a price of $120.48 per one one-thousandth of a share of Series A Preferred Stock, subject to adjustment. The Series A Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Series A Preferred Stock would entitle the holder thereof to a quarterly dividend payment of 1,000 times the dividend declared per share of the Company’s common stock (if any). In the event of a liquidation of Loral, the holders of the Series A Preferred Stock would be entitled to an aggregate payment of 1,000 times the aggregate payment made per share of the Company’s common stock. Each share of Series A Preferred Stock has 1,000 votes and is entitled to vote together with the shares of the Company’s common stock. In the event of any merger, consolidation or other transaction in which shares of the Company’s common stock are exchanged, each share of Series A Preferred Stock would be entitled to receive 1,000 times the amount received per share of the Company’s common stock.
Series B Preferred Stock
On November 23, 2020, in connection with the Transaction, the Loral Board of Directors approved the Certificate of Designation of Series B Preferred Stock, par value $0.01 per share, of Loral (the “Series B Preferred Stock”) and on November 24, 2020, Loral issued to Telesat Partnership five shares of Series B Preferred Stock. The Series B Preferred Stock is redeemable at the Company’s option at any time for an amount per share of Series B Preferred Stock of $20.08 (adjusted for any stock splits or stock dividends) plus all declared and unpaid dividends, if any, with respect to such share (for purposes of this paragraph, the “liquidation value”). In the event of a liquidation of the Company, the holders of the Series B Preferred Stock would be entitled to a payment, before any payment would be made to holders of the Company’s common stock or preferred stock specifically designated as junior to the Series B Preferred Stock, equal to the liquidation value per share of Series B Preferred Stock. The Series B Preferred Stock is nonvoting, provided if no shares of the Company’s common stock and no shares of any series of Preferred Stock holding voting rights equivalent to the voting rights of shares of the Company’s common stock are issued and outstanding, each share of the Series B Preferred Stock shall be entitled to one vote with respect to all matters submitted to a vote of the Company’s stockholders.
Stock Plans
The Loral amended and restated 2005 stock incentive plan (the “Stock Incentive Plan”) which allowed for the grant of several forms of stock-based compensation awards including stock options, stock appreciation rights, restricted stock, restricted stock units, stock bonuses and other stock-based awards, had a ten-year term and has expired. As of December 31, 2020 and December 31, 2019, outstanding and unconverted restricted stock units (“RSUs”) were 98,917 and 75,262, respectively, that are vested and do not expire. During 2020, we paid special dividends of $7.00 per share for an aggregate dividend amount of $216.5 million (see Note 2). In accordance with Loral’s Stock Incentive Plan, an equitable adjustment was made to outstanding stock-based awards to reflect the cash dividend. As a result, RSUs outstanding under the Stock Incentive Plan increased by 23,655 during 2020.
10. Earnings Per Share
Telesat has awarded employee stock options, which, if exercised, would result in dilution of Loral’s ownership interest in Telesat to approximately 62.4%. The following table presents the dilutive impact of Telesat stock options on Loral’s reported net income for the purpose of computing diluted earnings per share (in thousands):

	Year Ended December 31,
	2020	2019
Net income – basic	$93,093	$89,755
Less: Adjustment for dilutive effect of Telesat stock options	(522)	(528)
Net income – diluted	$92,571	$89,227
Basic earnings per share is computed based upon the weighted average number of shares of voting and non-voting common stock outstanding. The following is the computation of common shares outstanding for diluted earnings per share (in thousands):
	Year Ended December 31,
	2020	2019
Weighted average common shares outstanding	30,933	30,933
Weighted average unconverted restricted stock units	87	75
Common shares outstanding for diluted earnings per share	31,020	31,008
11. Pensions and Other Employee Benefit Plans
Pensions
We maintain a qualified defined benefit pension plan to which members may contribute in order to receive enhanced pension benefits. Employees hired after June 30, 2006 do not participate in the defined benefit pension plan, but participate in our defined contribution savings plan with an additional Company contribution. Benefits are based primarily on members’ compensation and/or years of service. Our funding policy is to fund the qualified pension plan in accordance with the Internal Revenue Code and regulations thereon. Plan assets are generally invested in equity, fixed income and real asset investments. Pension plan assets are managed primarily by Russell Investment Corp. (“Russell”), which allocates the assets into funds as we direct.
Other Benefits
In addition to providing pension benefits, we provide certain health care and life insurance benefits for retired employees and dependents. For the years ended December 31, 2020 and 2019 certain of these benefits were provided through plans sponsored or managed by Telesat. Participants are eligible for these benefits generally when they retire from active service and meet the eligibility requirements for our pension plan. These benefits are funded primarily on a pay-as-you-go basis, with the retiree generally paying a portion of the cost through contributions, deductibles and coinsurance provisions. Medical coverage for retired employees and dependents ends when the retiree reaches age 65.
Funded Status
The following tables provide a reconciliation of the changes in the plans’ benefit obligations and fair value of assets for 2020 and 2019, and a statement of the funded status as of December 31, 2020 and 2019. We use a December 31 measurement date for the pension plan and other post-retirement benefits (in thousands).
	Pension Benefits		Other Benefits
	Year Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
Reconciliation of benefit obligation:
Obligation at beginning of period	$55,159	$49,020	$511	$479
Service cost	703	722	—	—
Interest cost	1,765	2,018	17	21

	Pension Benefits		Other Benefits
	Year Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
Participant contributions	27	25	—	—
Actuarial loss	5,453	5,256	30	30
Benefit payments	(1,926)	(1,882)	(19)	(19)
Obligation at December 31,	61,181	55,159	539	511
Reconciliation of fair value of plan assets:
Fair value of plan assets at beginning of period	38,146	34,263	—	—
Actual return on plan assets	3,257	4,798	—	—
Employer contributions	1,953	942	19	19
Participant contributions	27	25	—	—
Benefit payments	(1,926)	(1,882)	(19)	(19)
Fair value of plan assets at December 31,	41,457	38,146	—	—
Funded status at end of period	$(19,724)	$(17,013)	$(539)	$(511)

The benefit obligations for pensions and other employee benefits exceeded the fair value of plan assets by $20.3 million at December 31, 2020 (the “unfunded benefit obligations”). The unfunded benefit obligations were measured using a discount rate of 2.5% and 3.25% at December 31, 2020 and 2019, respectively. For the year ended December 31, 2020, the actuarial loss component of the change in benefit obligation of $5.5 million for the pension plan comprises $5.8 million attributable to the change in the discount rate partially offset by $0.3 million attributable to other factors. For the year ended December 31, 2019, the actuarial loss component of the change in benefit obligation of $5.3 million for the pension plan comprises $6.7 million attributable to the change in the discount rate partially offset by $1.4 million attributable to other factors. Lowering the discount rate by 0.5% would have increased the unfunded benefit obligations for pension and other post-retirement benefits by approximately $4.4 million and $3.7 million as of December 31, 2020 and 2019, respectively. Market conditions and interest rates will significantly affect future assets and liabilities of Loral’s pension plan and other post-retirement benefits.
The pre-tax amounts recognized in accumulated other comprehensive loss as of December 31, 2020 and 2019 consist of (in thousands):
	Pension Benefits		Other Benefits
	December 31,		December 31,
	2020	2019	2020	2019
Actuarial loss	$(22,172)	$(18,613)	$(51)	$(32)
The amounts recognized in other comprehensive (loss) income during the years ended December 31, 2020 and 2019 consist of (in thousands):
	Pension Benefits December 31,		Other Benefits December 31,
	2020	2019	2020	2019
Actuarial (loss) gain during the period	$(4,847)	$(2,891)	$(30)	$(30)
Amortization of actuarial loss	1,288	1,006	11	2
Total recognized in other comprehensive (loss) income	$(3,559)	$(1,885)	$(19)	$(28)
Amounts recognized in the balance sheet consist of (in thousands):

	Pension Benefits December 31,		Other Benefits December 31,
	2020	2019	2020	2019
Current Liabilities	$—	$—	$82	$77
Long-Term Liabilities	19,724	17,013	457	434
	$19,724	$17,013	$539	$511
The accumulated pension benefit obligation was $60.3 million and $54.2 million at December 31, 2020 and 2019, respectively.
During 2020, we contributed $2.0 million to the qualified pension plan and our contributions for the other employee post-retirement benefits were not significant. During 2021, based on current estimates, we expect our contributions to the qualified pension plan will be approximately $1.3 million. We expect that our funding of other employee post-retirement benefits during 2021 will not be significant.
The following table provides the components of net periodic cost included in our statements of operations for the plans for the years ended December 31, 2020 and 2019 (in thousands):
	Pension Benefits Year Ended December 31,		Other Benefits Year Ended December 31,
	2020	2019	2020	2019
Service cost(1)	$703	$722	$—	$—
Interest cost(2)	1,765	2,018	17	21
Expected return on plan assets(2)	(2,651)	(2,432)	—	—
Amortization of net actuarial loss(2)	1,288	1,006	11	2
Net periodic cost	$1,105	$1,314	$28	$23

(1)
Included in general and administrative expenses.

(2)
Included in other expense.

Assumptions
Assumptions used to determine net periodic cost:
	Year Ended December 31,
	2020	2019
Discount rate	3.25%	4.25%
Expected return on plan assets	7.00%	7.25%
Rate of compensation increase	4.25%	4.25%
Assumptions used to determine the benefit obligation:
	December 31,
	2020	2019
Discount rate	2.50%	3.25%
Rate of compensation increase	4.25%	4.25%
The expected long-term rate of return on pension plan assets is selected by taking into account the expected duration of the projected benefit obligation for the plans, the asset mix of the plans and the fact that the plan assets are actively managed to mitigate risk. Our expected long-term rate of return on plan assets for 2021 is 6.75%.
As of December 31, 2020 and 2019, the Company contributions remaining for other benefits were primarily for fixed amounts. Therefore, future health care cost trend rates will not affect Company costs and accumulated post-retirement benefit obligation.

Plan Assets
The Company has established the pension plan as a retirement vehicle for participants and as a funding vehicle to secure promised benefits. The investment goal is to provide a total return that over time will earn a rate of return to satisfy the benefit obligations given investment risk levels, contribution amounts and expenses. The pension plan invests in compliance with the Employee Retirement Income Security Act 1974, as amended (“ERISA”), and any subsequent applicable regulations and laws.
The Company has adopted an investment policy for the management and oversight of the pension plan. It sets forth the objectives for the pension plan, the strategies to achieve these objectives, procedures for monitoring and control and the delegation of responsibilities for the oversight and management of pension plan assets.
The Company’s Board of Directors has delegated primary fiduciary responsibility for pension assets to an investment committee. In carrying out its responsibilities, the investment committee establishes investment policy, makes asset allocation decisions, determines asset class strategies and retains investment managers to implement asset allocation and asset class strategy decisions. It is responsible for the investment policy and may amend such policy from time to time.
Pension plan assets are invested in various asset classes in what we believe is a prudent manner for the exclusive purpose of providing benefits to participants. U.S. equities are held for their long-term expected return premium over fixed income investments and inflation. Non-U.S. equities are held for their expected return premium (along with U.S. equities), as well as diversification relative to U.S. equities and other asset classes. Fixed income investments are held for diversification relative to equities. Real assets are held for diversification relative to equities and fixed income. Alternative investments are held for both diversification and higher returns than those typically available in traditional asset classes.
Asset allocation policy is the principal method for achieving the pension plan’s investment objectives stated above. Asset allocation policy is reviewed regularly by the investment committee. The pension plan’s actual and targeted asset allocations, are as follows:
	December 31, 2020 Actual Allocation	Target Allocation
		Target	Target Range
Liquid return-seeking investments	61%	56.5%	45 – 65%
Alternative investments	10%	14.5%	0 – 20%
Fixed income investments	29%	29.0%	20 – 40%
	100%	100%	100%
The target allocation within the liquid return-seeking portfolio is 75% global equities, 15% marketable real assets and 10% fixed income. Allocations may vary by up to 5% from these targets.
The pension plan’s assets are actively managed using a multi-asset, multi-style, multi-manager investment approach. Portfolio risk is controlled through this diversification process and monitoring of money managers. Consideration of such factors as differing rates of return, volatility and correlation are utilized in the asset and manager selection process. Diversification reduces the impact of losses in single investments. Performance results and fund accounting are provided to the Company by Russell on a monthly basis. Periodic reviews of the portfolio are performed by the investment committee with Russell. These reviews typically consist of a market and economic review, a performance review, an allocation review and a strategy review. Performance is judged by investment type against market indexes. Allocation adjustments or fund changes may occur after these reviews. Performance is reported to the Company’s Board of Directors at quarterly board meetings.
Fair Value Measurements
The values of the fund trusts are calculated using systems and procedures widely used across the investment industry. Generally, investments are valued based on information in financial publications of general circulation, statistical and valuation services, discounted cash flow methodology, records of security exchanges, appraisal by qualified persons, transactions and bona fide offers.

The table below provides the fair values of the Company’s pension plan assets, by asset category, at December 31, 2020 and 2019. The Company’s pension plan assets are mainly held in commingled employee benefit fund trusts.
	Fair Value Measurements
Asset Category	Total	Percentage	Level 1	Level 2	Level 3	Assets Measured at NAV(1)
	(Dollars in thousands)
At December 31, 2020 Liquid return-seeking:
Multi-asset fund(2)	$25,196	61%				$25,196
Fixed income securities:
Commingled funds(3)	11,881	29%				11,881
Alternative investments:
Equity long/short fund(4)	2,201	5%			$2,201
Private equity fund(5)	22	0%			22
Distressed opportunity limited partnership(6)	433	1%			433
Multi-strategy limited partnership(7)	1,724	4%			1,724
	4,380	10%	—	—	4,380	—
	$41,457	100%	—	—	$4,380	$37,077
At December 31, 2019
Liquid return-seeking:
Multi-asset fund(2)	$23,127	61%				$23,127
Fixed income securities:
Commingled funds(3)	11,463	30%				11,463
Alternative investments:
Equity long/short fund(4)	1,349	4%			$1,349
Private equity fund(5)	48	0%			48
Distressed opportunity limited partnership(6)	463	1%			463
Multi-strategy limited partnership(7)	1,696	4%			1,696
	3,556	9%	—	—	3,556	—
	$38,146	100%	—	—	$3,556	$34,590

(1)
Assets measured using the net asset value (“NAV”) practical expedient have not been classified in the fair value hierarchy. The NAV practical expedient is based on the fair value of the underlying assets of the common/collective trust (“CCT”) minus its liabilities, and then divided by the number of units outstanding. The NAV practical expedient of a CCT is calculated based on a compilation of primarily observable market information.

(2)
A single fund that invests in global equities, marketable real assets and fixed income securities. The fund has no limitation on redemptions.

(3)
Investments in bonds representing many sectors of the broad bond market with both short-term and intermediate-term maturities. The fund has no limitation on redemptions.

(4)
Investments primarily in long and short positions in equity securities of U.S. and non-U.S. companies. The fund generally has semi-annual tender offer redemption periods on June 30 and December 31 and is reported on a one month lag.

(5)
Fund invests in portfolios of secondary interest in established venture capital, buyout, mezzanine and special situation funds on a global basis. Fund is valued on a quarterly lag with adjustment for subsequent cash activity. The fund terminates on July 12, 2021, subject to extension for a one-year period. Earlier redemptions are not permitted.

(6)
Investments mainly in discounted debt securities, bank loans, trade claims and other debt and equity securities of financially troubled companies. This partnership has semi-annual withdrawal rights on June 30 and December 31 with notice of 90 days and is reported on a one month lag.

(7)
Investments in a partnership that has a multi-strategy investment program and does not rely on a single investment model. This partnership has quarterly redemption rights with notice of 65 days and is reported on a one month lag.

Additional information pertaining to the changes in the fair value of the pension plan assets classified as Level 3 for the years ended December 31, 2020 and 2019 is presented below:
	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Private Equity Fund	Equity Long/Short Fund	Distressed Opportunity Ltd. Partnership	Multi Strategy Fund	Total
	(In thousands)
Balance, January 1, 2019	$76	$1,002	$463	$1,602	$3,143
Unrealized (loss) gain	(23)	347	—	94	418
Sales	(5)	—	—	—	(5)
Balance, December 31, 2019	48	1,349	463	1,696	3,556
Unrealized (loss) gain	(26)	852	(30)	28	824
Balance, December 31, 2020	$22	$2,201	$433	$1,724	$4,380
Both the Equity Long/Short Fund and the Distressed Opportunity Limited Partnership are valued at each month-end based upon quoted market prices by the investment managers.
The Multi-Strategy Fund invests in various underlying securities. The fund’s net asset value is calculated by the fund manager and is not publicly available. The fund manager accumulates all the underlying security values and uses them in determining the fund’s net asset value.
The private equity fund and limited partnership valuations are primarily based on cost/price of recent investments, earnings/performance multiples, net assets, discounted cash flows, comparable transactions and industry benchmarks.
The annual audited financial statements of all funds are reviewed by the Company.
Benefit Payments
The following benefit payments, which reflect future services, as appropriate, are expected to be paid (in thousands):
	Pension	Other
	Benefits	Benefits
2021	$2,323	$84
2022	2,421	71
2023	2,573	60
2024	2,814	49
2025	2,833	40
2026 to 2030	15,346	122
Employee Savings (401k) Plan
We have an employee savings (401k) plan, to which the Company provides contributions which match up to 6% of a participant’s base salary at a rate of 66 2∕3%. The Company also makes retirement contributions to the savings (401k) plan, which provide added retirement benefits to employees hired on or after July 1, 2006, as they are not eligible to participate in our defined benefit pension plan. Retirement contributions are provided regardless of an employee’s contribution to the savings (401k) plan. Matching contributions and retirement contributions are collectively known as Company contributions. Company contributions are made in cash and placed in each participant’s age appropriate “life cycle” fund. For each of the years ended December 31, 2020 and 2019, Company contributions were $0.1 million. Participants of the savings (401k)

plan are able to redirect Company contributions to any available fund within the plan. Participants are also able to direct their contributions to any available fund.
12. Financial Instruments, Derivative Instruments and Hedging
Financial Instruments
The carrying amount of cash equivalents approximates fair value because of the short maturity of those instruments.
Foreign Currency
We are subject to the risks associated with fluctuations in foreign currency exchange rates. To limit this foreign exchange rate exposure, we attempt to denominate all contracts in U.S. dollars. Where appropriate, derivatives are used to minimize the risk of foreign exchange rate fluctuations to operating results and cash flows. We do not use derivative instruments for trading or speculative purposes.
Derivatives and Hedging Transactions
There were no derivative instruments as of December 31, 2020 and 2019.
13. Commitments and Contingencies
Financial Matters
In 2012, we sold our former subsidiary, SSL, to MDA Communications Holdings, Inc., a subsidiary of Maxar Technologies Inc. (formerly known as MacDonald, Dettwiler and Associates Ltd.) (“MDA”) pursuant to the Purchase Agreement. Under the terms of the Purchase Agreement, we are obligated to indemnify MDA and its affiliates from liabilities with respect to certain pre-closing taxes. Our consolidated balance sheets include an indemnification refund receivable of $0.6 million as of December 31, 2020 and 2019. Certain tax assessments against SSL for 2007 to 2010 have been settled, resulting in our having received during the second and third quarters of 2019 refunds of prior indemnification payments totaling $1.8 million. The remaining receivable as of December 31, 2020 represents payments to date over the estimated fair value of the remaining liability for our indemnification of SSL pre-closing taxes where the final amounts have not yet been determined. Where appropriate, we intend vigorously to contest the underlying tax assessments, but there can be no assurance that we will be successful. Although no assurance can be provided, we do not believe that these tax-related matters will have a material adverse effect on our financial position or results of operations.
In connection with the sale in 2008 by Loral and certain of its subsidiaries and DASA Globalstar LLC to Globalstar Inc. of their respective interests in GdB, the Globalstar Brazilian service provider, Loral agreed to indemnify Globalstar Inc. and GdB for certain GdB pre-closing liabilities, primarily related to Brazilian taxes. Our consolidated balance sheets include liabilities of $0.1 million as of December 31, 2020 and 2019 for indemnification liabilities relating to the sale of GdB.
See Note 14 — Related Party Transactions — Transactions with Affiliates — Telesat for commitments and contingencies relating to the Transaction and our agreement to indemnify Telesat for certain liabilities.
Lease Arrangements
We lease a facility and certain equipment under agreements expiring at various dates. We may renew, extend or modify a lease covering facilities as needed. We have no sublease income in any of the periods presented.
We changed our method of accounting for leases in the first quarter of 2019 due to the adoption of ASC 842. We adopted ASC 842 as of January 1, 2019 using the modified retrospective transition method and elected to apply the transition as of the beginning of the period of adoption.
Upon adoption of ASC 842, we recognized a right-of-use asset and lease liability of $0.3 million for an operating lease on our consolidated balance sheet as of January 1, 2019. In March 2019, the operating lease was modified by extending the lease termination date from June 30, 2019 to June 30, 2020 and increasing the rent for the extension period. In December 2019, the operating lease was further modified by extending the lease termination date to June 30, 2021. Lease costs expensed for the years ended December 31, 2020 and 2019 were as follows (in thousands):
Lease Expense
Year ended December 31, 2020	$695
Year ended December 31, 2019	677
Lease payments for the year ended December 31, 2020 were $0.7 million. The remaining lease term as of December 31, 2020 is 6 months, and we used a discount rate of 7.5% to compute the lease liability at inception and at each modification date. The right-of-use asset is being amortized over the life of the lease.
The following is a reconciliation of the future operating lease payments to operating lease liability as of December 31, 2020 (in thousands):
2021 (January 1, 2021 through June 30, 2021)	350
Total operating lease payments	350
Less: Interest	(5)
Operating lease liability	$345
Amounts recognized in Balance Sheet
Other current liabilities	$345
Legal Proceedings
We are not currently subject to any legal proceedings that, if decided adversely, could have a material adverse effect on our financial position or results of operations. In the future, however, we may become subject to legal proceedings and claims, either asserted or unasserted, that may arise in the ordinary course of business or otherwise.
14. Related Party Transactions
MHR Fund Management LLC
Mark H. Rachesky, President of MHR Fund Management LLC (“MHR”), and Janet T. Yeung, a principal and the General Counsel of MHR, are members of Loral’s Board of Directors.
Various funds affiliated with MHR and Dr. Rachesky held, as of December 31, 2020 and December 31, 2019, approximately 39.9% of the outstanding voting common stock and 58.4% of the combined outstanding voting and non-voting common stock of Loral.
Transactions with Affiliates
Telesat
Recent Developments
Transaction Agreement.   On November 23, 2020, Loral entered into the Transaction Agreement with Telesat, Telesat Partnership, Telesat Corporation, Telesat CanHoldco, Merger Sub, PSP and Red Isle, under which Merger Sub will merge with and into Loral, with Loral surviving the Merger as a wholly owned subsidiary of Telesat Partnership, and Loral stockholders receiving common shares of Telesat Corporation and/or units of Telesat Partnership that will be exchangeable for common shares of Telesat Corporation following the expiration of a six-month lock-up period.
Upon satisfaction of the terms and subject to the conditions set forth in the Transaction Agreement, the Transaction will result in the current stockholders of Loral, PSP and the other shareholders in Telesat

(principally current or former management of Telesat) owning approximately the same percentage of equity in Telesat indirectly through Telesat Corporation and/or Telesat Partnership as they currently hold (indirectly in the case of Loral stockholders and PSP) in Telesat, Telesat Corporation becoming the publicly traded general partner of Telesat Partnership and Telesat Partnership indirectly owning all of the economic interests in Telesat, except to the extent that the other shareholders in Telesat elect to retain their direct interest in Telesat.
The Transaction Agreement provides for certain economic adjustments and contractual protections with respect to Loral’s assets and liabilities other than its indirect interest in Telesat. These include among others:
•
One Time Payment.   To induce PSP and Red Isle to enter into the Transaction, Loral will pay Red Isle $7 million at Closing.

•
Absolute Indemnities.   Loral, Telesat Corporation and Telesat CanHoldco will indemnify PSP for PSP’ pro rata share of costs relating to: (a) certain losses and litigation proceedings related to the Transaction, (b) certain out-of-pocket expenses of Loral after the Closing and (c) certain tax matters. This indemnification will be (i) independent of the accuracy of the underlying representations and warranties, (ii) in the case of the tax indemnification, subject to a cap of $50 million and (iii) subject to additional, customary limitations.

The Transaction Agreement also provides certain termination rights for both Loral and PSP and further provides that, in certain circumstances, Loral may be required to pay to Red Isle a termination fee of $6,550,000 or $22,910,000, or to pay to PSP a “breach” fee of $40,000,000, in each case as provided in the Transaction Agreement.
In connection with the Transaction, Loral entered into the following agreements with related parties or their subsidiaries:
Subscription Agreement for Series B Preferred Stock.   In connection with the Transaction, Loral issued to Telesat Partnership five shares of Series B Preferred Stock pursuant to the terms of a subscription agreement entered into between Loral and Telesat Partnership. Such shares of Series B Preferred Stock will remain outstanding following the Merger and will give Telesat Partnership the right to vote such shares once there is no Loral common stock outstanding.
Full and Final Release and Amendment of Tolling Agreement.   Loral has asserted certain claims against PSP arising out of PSP’ actions in certain previous transaction processes relating to Telesat. PSP has asserted various counterclaims and Loral, PSP and Telesat have entered into a series of tolling agreements preventing those claims from being terminated due to the passing of the statute of limitations while negotiating the Transaction Agreement. In connection with the signing of the Transaction Agreement, the parties entered into a mutual release that will release those claims on the first to occur of the closing of the Transaction or the termination of the Transaction Agreement due to Loral’s material breach.
Standstill Agreement.   Loral and MHR have entered into a standstill agreement (the “MHR Standstill Agreement”) prohibiting MHR and its affiliates from, subject to the terms thereof, acquiring more than an additional 6% of the outstanding Voting Common Stock prior to the conclusion of the Loral stockholder meeting to be held to approve the Transaction. The MHR Standstill Agreement will terminate immediately upon the first to occur of the conclusion of the Loral stockholder meeting and termination of the Transaction Agreement.
Ownership Interest.   As described in Note 5, we own a 62.6% economic interest and a 32.6% voting interest in Telesat and account for our ownership interest under the equity method of accounting.
Shareholders Agreement.   In connection with the acquisition of our ownership interest in Telesat (which we refer to as the Telesat transaction), Loral and certain of its subsidiaries, our Canadian co-owner, PSP and one of its subsidiaries, Telesat and MHR entered into a Shareholders Agreement (the “Shareholders Agreement”). The Shareholders Agreement provides for, among other things, the manner in which the affairs of Telesat and its subsidiaries will be conducted and the relationships among the parties thereto and future shareholders of Telesat. The Shareholders Agreement also contains an agreement by Loral not to engage in a competing satellite communications business and agreements by the parties to the Shareholders Agreement not to solicit employees of Telesat or any of its subsidiaries. Additionally, the Shareholders Agreement details the matters requiring the approval of the shareholders of Telesat (including veto rights for Loral over certain extraordinary actions) and provides for preemptive rights for certain shareholders upon the issuance of certain capital shares of Telesat. The Shareholders Agreement also (i) restricts the ability of holders of certain shares of Telesat to transfer such shares unless certain conditions are met or approval of the transfer is granted by the directors of Telesat, (ii) provides for a right of first offer to certain Telesat shareholders if a holder of equity shares of Telesat wishes to sell any such shares to a third party and (iii) provides for, in certain circumstances, tag-along rights in favor of shareholders that are not affiliated with Loral if Loral sells equity shares and drag-along rights in favor of Loral in case Loral or its affiliate enters into an agreement to sell all of its Telesat equity securities.
Under the Shareholders Agreement, in the event that, except in certain limited circumstances, either (i) ownership or control, directly or indirectly, by Dr. Rachesky of Loral’s voting stock falls below certain levels other than in connection with certain specified circumstances, including an acquisition by a Strategic Competitor (as defined in the Shareholders Agreement) or (ii) there is a change in the composition of a majority of the members of the Loral Board of Directors over a consecutive two-year period without the approval of the incumbent directors, Loral will lose its veto rights relating to certain extraordinary actions by Telesat and its subsidiaries. In addition, after either of these events, PSP will have certain rights to enable it to exit from its investment in Telesat, including a right to cause Telesat to conduct an initial public offering in which PSP’s shares would be the first shares offered or, if no such offering has occurred within one year due to a lack of cooperation from Loral or Telesat, to cause the sale of Telesat and to drag along the other shareholders in such sale, subject to Loral’s right to call PSP’s shares at fair market value.
The Shareholders Agreement provides for a board of directors of Telesat consisting of 10 directors, three nominated by Loral, three nominated by PSP and four independent directors to be selected by a nominating committee comprised of one PSP nominee, one nominee of Loral and one of the independent directors then in office. Each party to the Shareholders Agreement is obligated to vote all of its Telesat shares for the election of the directors nominated by the nominating committee. Pursuant to action by the board of directors taken on October 31, 2007, Dr. Rachesky, who is non-executive Chairman of the Board of Directors of Loral, was appointed non-executive Chairman of the board of directors of Telesat. In addition, Michael B. Targoff, Loral’s Vice Chairman, serves on the board of directors of Telesat.
Consulting Services Agreement.   On October 31, 2007, Loral and Telesat entered into a consulting services agreement (the “Consulting Agreement”). Pursuant to the terms of the Consulting Agreement, Loral provides to Telesat certain non-exclusive consulting services in relation to the business of Loral Skynet which was transferred to Telesat as part of the Telesat transaction as well as with respect to certain aspects of the satellite communications business of Telesat. The Consulting Agreement has a term of seven-years with an automatic renewal for an additional seven-year term if Loral is not then in material default under the Shareholders Agreement. Upon expiration of the initial term on October 31, 2014, the Consulting Agreement was automatically renewed for the additional seven-year term which expires on October 31, 2021. In exchange for Loral’s services under the Consulting Agreement, Telesat pays Loral an annual fee of $5.0 million, payable quarterly in arrears on the last day of March, June, September and December of each year during the term of the Consulting Agreement. Our general and administrative expenses for each of the years ended December 31, 2020 and 2019, are net of income of $5.0 million related to the Consulting Agreement. Loral received payments in cash from Telesat, net of withholding taxes, of $4.8 million for each of the years ended December 31, 2020 and 2019.
Tax Indemnification.   In connection with the acquisition of our ownership interest in Telesat in 2007, Loral retained the benefit of tax recoveries related to the transferred assets and indemnified Telesat (“Telesat Indemnification”) for certain liabilities, including Loral Skynet’s tax liabilities arising prior to January 1, 2007. The Telesat Indemnification includes certain tax disputes currently under review in various jurisdictions including Brazil. The Brazilian tax authorities challenged Loral Skynet’s historical characterization of its revenue generated in Brazil for the years 2003 to 2006. Telesat received and challenged, on Loral Skynet’s behalf, tax assessments from Brazil totaling approximately $0.7 million. The Company believes that Loral Skynet’s filing position will ultimately be sustained requiring no payment under the Telesat Indemnification. There can be no assurance that there will be no future claims under the Telesat Indemnification related to tax disputes.

Administrative Fee.   Loral’s employees and retirees participate in certain welfare plans sponsored or managed by Telesat. Loral pays Telesat an annual administrative fee of $0.1 million and reimburses Telesat for the plan costs attributable to Loral participants.
Grant Agreements.   Loral, along with Telesat, PSP and 4440480 Canada Inc., an indirect wholly-owned subsidiary of Loral (the “Special Purchaser”), entered into stock option grant agreements (the “Stock Option Grant Agreements”) and a restricted stock unit grant agreement (the “RSU Grant Agreement,” and, together with the Stock Option Grant Agreements, the “Grant Agreements”) with respect to shares in Telesat with certain executives of Telesat (each, a “Participant” and collectively, the “Participants”). Each of the Participants is or was, at the time, an executive of Telesat. The Stock Option Grant Agreements document grants to the Participants of Telesat stock options (including tandem SAR rights) and provide for certain rights, obligations and restrictions related to such stock options, which include, among other things: (w) the possible obligation of the Special Purchaser to purchase the shares in the place of Telesat should Telesat be prohibited by applicable law or under the terms of any credit agreement applicable to Telesat from purchasing such shares, or otherwise default on such purchase obligation, pursuant to the terms of the Stock Option Grant Agreements; and (x) the obligation of the Special Purchaser to purchase shares upon exercise by Telesat of its call right under Telesat’s Management Stock Incentive Plan in the event of a Participant’s termination of employment; and, in the case of certain executives, (y) the right of each such Participant to require the Special Purchaser or Loral to purchase a portion of the shares in Telesat owned by him in the event of exercise after termination of employment to cover taxes that are greater than the minimum withholding amount; and (z) the right of each such Participant to require Telesat to cause the Special Purchaser or Loral to purchase a portion of the shares in Telesat owned by him, or that are issuable to him under Telesat’s Management Stock Incentive Plan at the relevant time, in the event that more than 90% of Loral’s common stock is acquired by an unaffiliated third party that does not also purchase all of PSP’s and its affiliates’ interest in Telesat.
The RSU Grant Agreement documents a grant to the Participant of restricted stock units with respect to shares in Telesat and provides for certain rights, obligations and restrictions related to such restricted stock units, which include, among other things: (x) the possible obligation of the Special Purchaser to purchase the shares in the place of Telesat should Telesat be prohibited by applicable law or under the terms of any credit agreement applicable to Telesat from purchasing such shares, or otherwise default on such purchase obligation, pursuant to the terms of the RSU Grant Agreement; and (y) the obligation of the Special Purchaser to purchase shares upon exercise by Telesat of its call right under Telesat’s Management Stock Incentive Plan in the event of the termination of the Participant’s employment.
The Grant Agreements further provide that, in the event the Special Purchaser is required to purchase shares, such shares, together with the obligation to pay for such shares, shall be transferred to a subsidiary of the Special Purchaser, which subsidiary shall be wound up into Telesat, with Telesat agreeing to the acquisition of such subsidiary by Telesat from the Special Purchaser for nominal consideration and with the purchase price for the shares being paid by Telesat within ten (10) business days after completion of the winding-up of such subsidiary into Telesat.
Other
We own 56% of XTAR, a joint venture between Loral and Hisdesat and account for our investment in XTAR under the equity method of accounting. On July 1, 2020, Loral, XTAR and Hisdesat restructured their relationship (see Note 5). As part of the restructuring, XTAR and Loral terminated the Loral Management Agreement pursuant to which Loral provided general and specific services of a technical, financial and administrative nature to XTAR. For the services provided by Loral, XTAR, until December 31, 2013, was charged a quarterly management fee equal to 3.7% of XTAR’s quarterly gross revenues. As of December 31, 2019, amounts due to Loral, primarily due to the Loral Management Agreement, were $6.7 million, and we had an allowance of $6.6 million against these receivables. On July 2, 2020, Loral received from XTAR $5.9 million in full and final settlement of the past due receivable outstanding of $6.6 million under the Loral Management Agreement. As of December 31, 2020, Loral had a $0.1 million receivable from XTAR.

Consulting Agreement
On December 14, 2012, Loral entered into a consulting agreement with Michael B. Targoff, Vice Chairman of the Company and former Chief Executive Officer and President. Pursuant to this agreement, Mr. Targoff is engaged as a part-time consultant to the Board to assist the Board with respect to the oversight of strategic matters relating to Telesat and XTAR. Under the agreement, Mr. Targoff receives consulting fees of $120,000 per month and reimburses the Company for certain expenses. For each of the years ended December 31, 2020 and 2019, Mr. Targoff earned $1,440,000 in consulting fees and reimbursed Loral net expenses of $45,000.

SCHEDULE II
LORAL SPACE & COMMUNICATIONS INC.
VALUATION AND QUALIFYING ACCOUNTS
For the Year Ended December 31, 2020 and 2019
(In thousands)
		Additions
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions from Allowance	Balance at End of Period
Year ended December 31, 2019
Allowance for affiliate receivables	$6,692	$—	$—	$—	$6,692
Deferred tax valuation allowance	$128,365	$118	$—	$—	$128,483
Year ended December 31, 2020
Allowance for affiliate receivables	$6,692	$—	$—	$(6,552)(1)	$140
Deferred tax valuation allowance	$128,483	$(69)	$—	$—	$128,414

(1)
Deductions from allowance for affiliate receivables reflects $5,854 receivable collected and $698 receivable write-off during the year.

LORAL SPACE & COMMUNICATIONS INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)
	December 31,
	2019	2018
ASSETS
Current assets:
Cash and cash equivalents	$259,067	$256,947
Income tax refund receivable	576	3,903
Other current assets	1,322	3,232
Total current assets	260,965	264,082
Right-of-use asset	988	—
Income tax refund receivable, non-current	387	774
Investments in affiliates	90,184	24,574
Deferred tax assets	37,945	40,520
Other assets	341	350
Total assets	$390,810	$330,300
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued employment costs	$2,611	$2,573
Other current liabilities	2,883	1,495
Total current liabilities	5,494	4,068
Pension and other post-retirement liabilities	17,447	15,167
Other liabilities	17,842	13,499
Total liabilities	40,783	32,734
Commitments and contingencies
Shareholders’ Equity:
Preferred stock, $0.01 par value; 10,000,000 shares authorized, no shares issued and outstanding	—	—
Common Stock:
Voting common stock, $0.01 par value; 50,000,000 shares authorized, 21,581,572 issued	216	216
Non-voting common stock, $0.01 par value; 20,000,000 shares authorized, 9,505,673 issued and outstanding	95	95
Paid-in capital	1,019,988	1,019,988
Treasury stock (at cost), 154,494 shares of voting common stock	(9,592)	(9,592)
Accumulated deficit	(605,766)	(695,521)
Accumulated other comprehensive loss	(54,914)	(17,620)
Total shareholders’ equity	350,027	297,566
Total liabilities and shareholders’ equity	$390,810	$330,300
See notes to consolidated financial statements

LORAL SPACE & COMMUNICATIONS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)
	Year Ended December 31,
	2019	2018
General and administrative expenses	$(6,612)	$(6,534)
Operating loss	(6,612)	(6,534)
Interest and investment income	5,727	4,746
Interest expense	(24)	(26)
Other expense	(4,586)	(3,445)
Loss from continuing operations before income taxes and equity in net income (loss) of affiliates	(5,495)	(5,259)
Income tax (provision) benefit	(6,153)	39,348
(Loss) income from continuing operations before equity in net income (loss) of affiliates	(11,648)	34,089
Equity in net income (loss) of affiliates	101,403	(24,412)
Income from continuing operations	89,755	9,677
Loss from discontinued operations, net of tax	—	(63)
Net income	$89,755	$9,614
Net income per share:
Basic
Income from continuing operations	$2.9	$0.31
Loss from discontinued operations, net of tax	—	—
Net income	$2.9	$0.31
Diluted
Income from continuing operations	$2.88	$0.31
Loss from discontinued operations, net of tax	—	—
Net income	$2.88	$0.31
Weighted average common shares outstanding:
Basic	30,933	30,933
Diluted	31,008	31,008
See notes to consolidated financial statements

LORAL SPACE & COMMUNICATIONS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)
	Year Ended December 31,
	2019	2018
Net income	$89,755	$9,614
Other comprehensive (loss) income, net of tax:
Pension and other post-retirement benefits	(1,511)	1,798
Proportionate share of Telesat other comprehensive (loss) income	(35,783)	22,033
Other comprehensive (loss) income, net of tax	(37,294)	23,831
Comprehensive income	$52,461	$33,445
See notes to consolidated financial statements

LORAL SPACE & COMMUNICATIONS INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands, except per share amounts)
	Common Stock				Paid-In Capital	Treasury Stock Voting		Accumulated Deficit	Accumulated Other Comprehensive Loss	Shareholders’ Equity
	Voting		Non-Voting
	Shares Issued	Amount	Shares Issued	Amount		Shares	Amount
Balance, January 1, 2018	21,582	$216	9,506	$95	$1,019,988	154	$(9,592)	$(682,831)	$(37,278)	$290,598
Net income								9,614
Other comprehensive income									23,831
Comprehensive income										33,445
Tax Cuts and Jobs Act, reclassification tax effect								4,173	(4,173)	—
Cumulative effect adjustment attributable to investment in Telesat								(26,477)		(26,477)
Balance, December 31, 2018	21,582	216	9,506	95	1,019,988	154	(9,592)	(695,521)	(17,620)	297,566
Net income								89,755	—	—
Other comprehensive loss									(37,294)
Comprehensive income										52,461
Balance, December 31, 2019	21,582	$216	9,506	$95	$1,019,988	154	$(9,592)	$(605,766)	$(54,914)	$350,027
See notes to consolidated financial statements

LORAL SPACE & COMMUNICATIONS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
	Year Ended December 31,
	2019	2018
Operating activities:
Net income	$89,755	$9,614
Loss from discontinued operations, net of tax	—	63
Adjustments to reconcile net income to net cash provided by operating activities:
Non-cash operating items (Note 2)	(97,384)	34,539
Changes in operating assets and liabilities:
Other current assets	98	(133)
Accrued employment costs and other current liabilities	93	184
Income taxes payable and receivable	4,387	7,978
Pension and other post-retirement liabilities	(633)	(2,411)
Other liabilities	3,998	(47,976)
Net cash provided by operating activities – continuing operations	314	1,858
Net cash provided by (used in) operating activities – discontinued operations	1,812	(46)
Net cash provided by operating activities	2,126	1,812
Investing activities:
Capital expenditures	(6)	(4)
Net cash used in investing activities – continuing operations	(6)	(4)
Net cash used in investing activities – discontinued operations	—	—
Net cash used in investing activities	(6)	(4)
Cash, cash equivalents and restricted cash – period increase	2,120	1,808
Cash, cash equivalents and restricted cash – beginning of year	257,251	255,443
Cash, cash equivalents and restricted cash – end of year	$259,371	$257,251
See notes to consolidated financial statements

LORAL SPACE & COMMUNICATIONS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.   Organization and Principal Business
Loral Space & Communications Inc., together with its subsidiaries (“Loral,” the “Company,” “we,” “our” and “us”) is a leading satellite communications company engaged, through our ownership interests in affiliates, in satellite-based communications services.
Description of Business
Loral has one operating segment consisting of satellite-based communications services. Loral participates in satellite services operations primarily through its ownership interest in Telesat Canada (“Telesat”), a leading global satellite operator. Loral holds a 62.7% economic interest and a 32.6% voting interest in Telesat. We use the equity method of accounting for our ownership interest in Telesat (see Note 5).
Telesat owns and leases a satellite fleet that operates in geostationary earth orbit approximately 22,000 miles above the equator. In this orbit, satellites remain in a fixed position relative to points on the earth’s surface and provide reliable, high-bandwidth services anywhere in their coverage areas, serving as the backbone for many forms of telecommunications. Telesat is also developing a global constellation of low earth orbit (“LEO”) satellites. LEO satellites operate in a circular orbit around the earth with an altitude typically between 500 and 870 miles. Unlike geostationary orbit satellites that operate in a fixed orbital location above the equator, LEO satellites travel around the earth at high velocities requiring antennas on the ground to track their movement. LEO satellite systems have the potential to offer a number of advantages over geostationary orbit satellites to meet growing requirements for broadband services, both consumer and commercial, by providing increased data speeds and capacity, global coverage, and latency on par with, or potentially better than, terrestrial services.
2.   Basis of Presentation
The consolidated financial statements include the results of Loral and its subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All intercompany transactions have been eliminated.
Investments in Affiliates
Our ownership interest in Telesat is accounted for using the equity method of accounting under U.S. GAAP. Telesat’s financial statements are prepared in accordance with international financial reporting standards (“IFRS”). To allow our reporting of our investment in Telesat under U.S. GAAP, Telesat provides us with a reconciliation of its financial statements from IFRS to U.S. GAAP. Income and losses of Telesat are recorded based on our economic interest. The contribution of Loral Skynet, a wholly owned subsidiary of Loral prior to its contribution to Telesat in 2007, was recorded by Loral at the historical book value of our retained interest combined with the gain recognized on the contribution. However, the contribution was recorded by Telesat at fair value. Accordingly, the amortization of Telesat fair value adjustments applicable to the Loral Skynet assets and liabilities acquired by Telesat in 2007 is proportionately eliminated in determining our share of the net income of Telesat. Our equity in net income or loss of Telesat also reflects amortization of profits eliminated, to the extent of our economic interest in Telesat, on satellites we constructed for Telesat while we owned Space Systems/Loral, LLC (formerly known as Space Systems/Loral, Inc.) (“SSL”) and on Loral’s sale to Telesat in April 2011 of its portion of the payload on the ViaSat-1 satellite and related assets. Non-refundable cash distributions received from Telesat in excess of our initial investment and our share of cumulative equity in comprehensive income of Telesat, net of cash distributions received in prior periods, are recorded as equity in net income of Telesat (“Excess Cash Distribution”) since we have no obligation to provide future financial support to Telesat. After receiving an Excess Cash Distribution, we do not record additional equity in net income of Telesat until our share of Telesat’s future net income exceeds the Excess Cash Distribution. Equity in losses of affiliates is not recognized after the carrying value of an investment, including advances and loans, has been reduced to zero, unless guarantees or other funding obligations exist. We had no guarantees or other funding obligations for our equity method investments as of December 31, 2019 and 2018. We use the nature of distribution approach to classify distributions from equity method investments on the statements of cash flows. The Company monitors its equity method investments for factors indicating other-than-temporary impairment. An impairment loss is recognized when there has been a loss in value of the affiliate that is other-than-temporary.
Use of Estimates in Preparation of Financial Statements
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amount of income (loss) reported for the period. Actual results could materially differ from estimates.
Significant estimates also included the allowances for doubtful accounts, income taxes, including the valuation of deferred tax assets, the fair value of liabilities indemnified, the dilutive effect of Telesat stock options (see Note 10) and our pension liabilities.
Cash, Cash Equivalents and Restricted Cash
As of December 31, 2019, the Company had $259.1 million of cash and cash equivalents. Cash and cash equivalents include liquid investments, primarily money market funds, with maturities of less than 90 days at the time of purchase. Management determines the appropriate classification of its investments at the time of purchase and at each balance sheet date.
As of December 31, 2019 and December 31, 2018, the Company had restricted cash of $0.3 million, representing the amount pledged as collateral to the issuer of a standby letter of credit (the “LC”). The LC, which expires in August 2021, has been provided as a guaranty to the lessor of our corporate offices.
The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheet to the consolidated statement of cash flows (in thousands):
	December 31,
	2019	2018
Cash and cash equivalents	$259,067	$256,947
Restricted cash included in other assets	304	304
Cash, cash equivalents and restricted cash shown in the statement of cash flows	$259,371	$257,251
Concentration of Credit Risk
Financial instruments which potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents and receivables. Our cash and cash equivalents are maintained with high-credit-quality financial institutions. As of December 31, 2019 and December 31, 2018, our cash and cash equivalents were invested primarily in several liquid Prime and Government AAA money market funds. Such funds are not insured by the Federal Deposit Insurance Corporation. The dispersion across funds reduces the exposure of a default at any one fund. As a result, management believes that its potential credit risks are minimal.
Fair Value Measurements
U.S. GAAP defines fair value as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants. U.S. GAAP also establishes a fair value hierarchy that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are described below:
Level 1:
Inputs represent a fair value that is derived from unadjusted quoted prices for identical assets or liabilities traded in active markets at the measurement date.

Level 2:
Inputs represent a fair value that is derived from quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities, and pricing inputs, other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3:
Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

Assets and Liabilities Measured at Fair Value
The following table presents our assets and liabilities measured at fair value on a recurring or non-recurring basis (in thousands):
	December 31, 2019			December 31, 2018,
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents:
Money market funds	$256,915	$—	$—	$254,552	$—	$—
Other current assets:
Indemnification – Sale of SSL	$—	$—	$598	$—	$—	$2,410
Liabilities
Long term liabilities
Indemnification – Globalstar do Brasil S.A.	$—	$—	$145	$—	$—	$184
The carrying amount of cash equivalents approximates fair value as of each reporting date because of the short maturity of those instruments.
The Company did not have any non-financial assets or non-financial liabilities that were recognized or disclosed at fair value as of December 31, 2019 and December 31, 2018.
Assets and Liabilities Measured at Fair Value on a Non-recurring Basis
We review the carrying values of our equity method investments when events and circumstances warrant and consider all available evidence in evaluating when declines in fair value are other-than-temporary. The fair values of our investments are determined based on valuation techniques using the best information available and may include quoted market prices, market comparables and discounted cash flow projections. An impairment charge is recorded when the carrying amount of the investment exceeds its current fair value and is determined to be other-than-temporary.
The asset resulting from the indemnification of SSL is for certain pre-closing taxes and reflects the excess of payments since inception over refunds and the estimated remaining liability, which was originally determined using the fair value objective approach. The estimated liability for indemnifications relating to Globalstar do Brasil S.A. (“GdB”), originally determined using expected value analysis, is net of payments since inception.
Contingencies
Contingencies by their nature relate to uncertainties that require management to exercise judgment both in assessing the likelihood that a liability has been incurred as well as in estimating the amount of potential loss, if any. We accrue for costs relating to litigation, claims and other contingent matters when such liabilities become probable and reasonably estimable. Such estimates may be based on advice from third parties or on management’s judgment, as appropriate. Actual amounts paid may differ from amounts estimated, and such differences will be charged to operations in the period in which the final determination of the liability is made.

Income Taxes
Loral and its subsidiaries are subject to U.S. federal, state and local income taxation on their worldwide income and foreign taxation on certain income from sources outside the United States. Telesat is subject to tax in Canada and other jurisdictions, and Loral will provide in each period any additional U.S. current and deferred tax required on actual or deemed distributions from Telesat, including Global Intangible Low Taxed Income (“GILTI”). Deferred income taxes reflect the future tax effect of temporary differences between the carrying amount of assets and liabilities for financial and income tax reporting and are measured by applying anticipated statutory tax rates in effect for the year during which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent it is more likely than not that the deferred tax assets will not be realized.
The tax benefit of an uncertain tax position (“UTP”) taken or expected to be taken in income tax returns is recognized only if it is “more likely than not” to be sustained on examination by the taxing authorities, based on its technical merits as of the reporting date. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to income taxes in income tax expense on a quarterly basis.
The unrecognized tax benefit of a UTP is recognized in the period when the UTP is effectively settled. Previously recognized tax positions are derecognized in the first period in which it is no longer more likely than not that the tax position would be sustained upon examination.
Earnings per Share
Basic earnings per share are computed based upon the weighted average number of shares of voting and non-voting common stock outstanding during each period. Shares of non-voting common stock are in all respects identical to and treated equally with shares of voting common stock except for the absence of voting rights (other than as provided in Loral’s Amended and Restated Certificate of Incorporation which was ratified by Loral’s stockholders on May 19, 2009). Diluted earnings per share are based on the weighted average number of shares of voting and non-voting common stock outstanding during each period, adjusted for the effect of unvested or unconverted restricted stock units. For diluted earnings per share, earnings are adjusted for the dilutive effect of Telesat stock options and restricted share units.
Additional Cash Flow Information
The following represents non-cash activities and supplemental information to the consolidated statements of cash flows (in thousands):
	Year Ended December 31,
	2019	2018
Non-cash operating items
Equity in net (income) loss of affiliates	$(101,403)	$24,412
Deferred taxes	2,987	9,030
Depreciation	15	26
Right-of-use asset, net of lease liability	9	—
Amortization of prior service credit and actuarial loss	1,008	1,071
Net non-cash operating items – continuing operations	$(97,384)	$34,539
Supplemental information:
Interest paid – continuing operations	$24	$26
Income tax refunds	$5,547	$8,619
Income tax payments	$288	$264
Recent Accounting Pronouncements
In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2018-14, Compensation-Retirement Benefits-Defined Benefit Plans-General

(Subtopic 715-20): Disclosure Framework — Changes to the Disclosure Requirements for Defined Benefit Plans. The amendments in ASU No. 2018-14 remove certain disclosures that are no longer considered cost beneficial, clarify the specific requirements of certain disclosures, and add disclosure requirements identified as relevant to improve effectiveness of disclosures related to employer sponsored defined benefit or other postretirement plans. The new guidance is effective for the Company on January 1, 2021, with earlier application permitted in any interim or annual period. The amendments in this ASU are applied on a retrospective basis to all periods presented. The Company early adopted the new guidance in the fourth quarter of 2018 by providing the required additional disclosures for all periods presented (see Note 11).
In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement. ASU No. 2018-13 eliminates, amends, and adds disclosure requirements to improve the effectiveness of fair value measurement disclosures. While certain amendments are to be applied prospectively, all other amendments are to be applied retrospectively to all periods presented. The new guidance is effective for the Company on January 1, 2020, with earlier application permitted. We will adopt the new guidance in the first quarter of 2020. While we continue to assess the potential impact of the new guidance, we do not expect it to have a material effect on our consolidated financial statements.
In February 2016, the FASB amended the Accounting Standards Codification (“ASC”) by creating ASC Topic 842, Leases (“ASC 842”). ASC Topic 842 requires a lessee to record a right-of-use asset and a lease liability for all leases with a lease term greater than 12 months. The main difference between previous U.S. GAAP and ASC Topic 842 is the recognition under ASC 842 of lease assets and lease liabilities by lessees for those leases classified as operating leases under previous U.S. GAAP. The new guidance was effective for the Company on January 1, 2019. We adopted ASC 842 in the first quarter of 2019 utilizing the modified retrospective method with a practical expedient through a cumulative-effect adjustment at the beginning of the first quarter of 2019. As a result, on January 1, 2019, we recognized a right-of-use asset and lease liability for an operating lease of approximately $0.3 million on our consolidated balance sheet.
3.   Accumulated Other Comprehensive Loss
The components of accumulated other comprehensive loss, net of tax, are as follows (in thousands):
	Pension and Other Post- retirement Benefits	Equity in Telesat- related Other Comprehensive Loss	Accumulated Other Comprehensive Loss
Balance, January 1, 2018	$(16,454)	$(20,824)	$(37,278)
Other comprehensive income before reclassification	953	22,033	22,986
Amounts reclassified from accumulated other comprehensive loss	845	—	845
Net current-period other comprehensive income	1,798	22,033	23,831
Tax Cuts and Jobs Act, reclassification of tax effect from accumulated other comprehensive loss to accumulated deficit	—	(4,173)	(4,173)
Balance, December 31, 2018	(14,656)	(2,964)	(17,620)
Other comprehensive loss before reclassification:
Prior periods (see Note 5)	—	(22,050)	(22,050)
Current period	(2,307)	(13,733)	(16,040)
Other comprehensive loss before reclassification	(2,307)	(35,783)	(38,090)
Amounts reclassified from accumulated other comprehensive loss	796	—	796
Net current-period other comprehensive loss	(1,511)	(35,783)	(37,294)
Balance, December 31, 2019	$(16,167)	$(38,747)	$(54,914)

The components of other comprehensive (loss) income and related tax effects are as follows (in thousands):
	Before-Tax Amount	Tax Benefit (Provision)	Net-of-Tax Amount
Year ended December 31, 2019
Pension and other post-retirement benefits:
Net actuarial loss and prior service credits	$(2,921)	$614	$(2,307)
Amortization of prior service credits and net actuarial loss	1,008(a)	(212)	796
Pension and other post-retirement benefits:	(1,913)	402	(1,511)
Equity in Telesat-related other comprehensive loss:
Prior periods (See Note 5)	(22,056)	6	(22,050)
Current period	(13,737)	4	(13,733)
Equity in Telesat-related other comprehensive loss	(35,793)	10(b)	(35,783)
Other comprehensive loss	$(37,706)	$412	$(37,294)
Year ended December 31, 2018
Pension and other post-retirement benefits:
Net actuarial gain and prior service credits	$1,208	$(255)	$953
Amortization of prior service credits and net actuarial loss	1,071(a)	(226)	845
Pension and other post-retirement benefits:	2,279	(481)	1,798
Equity in Telesat-related other comprehensive income	22,033	—(b)	22,033
Other comprehensive income	$24,312	$(481)	$23,831

(a)
Reclassifications are included in other expenses.

(b)
See Note 7, Income Taxes

4.   Other Current Assets
Other current assets consist of (in thousands):
	December 31,
	2019	2018
Indemnification receivable from SSL for pre-closing taxes (see Note 13)	$598	$2,410
Due from affiliates	186	161
Prepaid expenses	164	151
Other	374	510
	$1,322	$3,232
5.   Investments in Affiliates
Investments in affiliates consist of (in thousands):
	December 31,
	2019	2018
Telesat	$90,184	$24,574

Equity in net income (loss) of affiliates consists of (in thousands):
	Year Ended December 31,
	2019	2018
Telesat	$101,403	$(24,412)
Telesat
As of December 31, 2019, we held a 62.7% economic interest and a 32.6% voting interest in Telesat. We use the equity method of accounting for our majority economic interest in Telesat because we own 32.6% of the voting stock and do not exercise control by other means to satisfy the U.S. GAAP requirement for treatment as a consolidated subsidiary. We have also concluded that Telesat is not a variable interest entity for which we are the primary beneficiary. Loral’s equity in net income or loss of Telesat is based on our proportionate share of Telesat’s results in accordance with U.S. GAAP and in U.S. dollars. Our proportionate share of Telesat’s net income or loss is based on our economic interest as our holdings consist of common stock and non-voting participating preferred shares that have all the rights of common stock with respect to dividends, return of capital and surplus distributions, but have no voting rights.
In addition to recording our share of equity in net income (loss) of Telesat, we also recorded our share of equity in other comprehensive (loss) income of Telesat of $(35.8) million and $22.0 million for the years ended December 31, 2019 and 2018, respectively.
In the third quarter of 2019, we recorded an out-of-period correction to decrease our investment in Telesat and increase other comprehensive loss by $22.1 million. This non-cash adjustment was made to record the cumulative translation adjustment on our investment in Telesat from November 2007, when we first acquired our ownership interest in Telesat, to December 31, 2018. The adjustment resulted from translating our share of Telesat’s equity from Canadian dollars to U.S. dollars at historical foreign exchange rates in accordance with ASC 830, Foreign Currency Matters, as required by ASC 323, Investments — Equity Method and Joint Ventures. Previously, we translated our share of Telesat’s equity from Canadian dollars to U.S. dollars at current foreign exchange rates at each balance sheet date. This adjustment had no effect on our equity in net income (loss) of Telesat for any current or prior reporting period. The Company has not revised its financial statements for prior periods for this adjustment based on its belief that the effect of such adjustment is not material to the financial statements taken as a whole.
On January 1, 2019, Telesat adopted ASC 842, Leases, for its U.S. GAAP reporting which we use to record our equity income in Telesat. Telesat adopted the new guidance using the modified retrospective approach with the cumulative effect of initially applying the standard being recorded on the balance sheet. As a result, on January 1, 2019, Telesat recognized a right-of-use asset of $19.6 million and lease liability of $20.0 million on its consolidated balance sheet. Comparative summary financial information of Telesat presented below has not been restated and continues to be reported under the accounting standards in effect for those periods presented.
On January 1, 2018, Telesat adopted ASC 606, Revenue from Contracts with Customers, for its U.S. GAAP reporting which we use to record our equity income in Telesat. Telesat adopted the new standard using the modified retrospective approach with a cumulative effect adjustment to reduce Telesat’s retained earnings by $42.2 million. As a result, we recorded our share of the cumulative effect adjustment by reducing our investment in Telesat by $26.5 million and increasing our accumulated deficit by $26.5 million.
On January 1, 2018, Telesat adopted ASU No. 2017-07, Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Costs, for its U.S. GAAP reporting. Adoption of the new guidance did not affect Telesat’s previously reported financial position or net income.
On October 11, 2019, Telesat issued $550.0 million of 6.5% senior notes maturing in October 2027. The 6.5% senior notes are effectively subordinated to Telesat’s secured indebtedness, including the obligations under its senior secured credit facilities and its 4.875% senior secured notes.
On October 11, 2019, Telesat used the net proceeds from the 6.5% senior notes offering together with available cash on hand to redeem its $500 million 8.875% senior notes due November 15, 2024 by repaying all outstanding amounts, including principal, redemption premium and discounted interest to November 15, 2019.

On December 6, 2019, Telesat entered into amended senior secured credit facilities which provide for term loan borrowings of $1,908.5 million which mature in December 2026 and revolving credit facilities of up to $200 million (or Canadian dollar equivalent) which mature in December 2024. Telesat also issued, through a private placement, $400 million of 4.875% senior secured notes which mature in June 2027.
On December 6, 2019, Telesat repaid all outstanding amounts, including related fees and expenses, under its former senior secured credit facilities.
In March 2018, Telesat made a $50 million voluntary payment on the U.S. TLB Facility.
In April 2018, Telesat amended the former senior secured credit facilities, resulting in a reduction of the margin on the U.S. TLB Facility to 2.5% from 3.0%.
The ability of Telesat to pay dividends or certain other restricted payments in cash to Loral is governed by applicable covenants in Telesat’s debt and shareholder agreements. Telesat’s credit agreement governing its senior secured credit facilities limits, among other items, Telesat’s ability to incur debt and make dividend payments if the total leverage ratio (“Total Leverage Ratio”) is above 4.50:1.00, with certain exceptions. As of December 31, 2019, Telesat’s Total Leverage Ratio was 4.63:1.00. Telesat is, however, permitted to pay annual consulting fees of $5 million to Loral in cash (see Note 14).
The contribution of Loral Skynet, a wholly owned subsidiary of Loral prior to its contribution to Telesat in 2007, was recorded by Loral at the historical book value of our retained interest combined with the gain recognized on the contribution. However, the contribution was recorded by Telesat at fair value. Accordingly, the amortization of Telesat fair value adjustments applicable to the Loral Skynet assets and liabilities is proportionately eliminated in determining our share of the net income or losses of Telesat. Our equity in net income or loss of Telesat also reflects amortization of profits eliminated, to the extent of our economic interest in Telesat, on satellites we constructed for Telesat while we owned SSL and on Loral’s sale to Telesat in April 2011 of its portion of the payload on the ViaSat-1 satellite and related assets.
The following table presents summary financial data for Telesat in accordance with U.S. GAAP, for the years ended December 31, 2019 and 2018 and as of December 31, 2019 and 2018 (in thousands):
	Year Ended December 31,
	2019	2018
Statement of Operations Data:
Revenues	$687,868	$699,596
Operating expenses	(129,770)	(137,400)
Depreciation, amortization and stock-based compensation	(212,282)	(205,451)
Other operating (expense) income	(649)	576
Operating income	345,167	357,321
Interest expense	(186,394)	(176,873)
Loss on refinancing	(86,166)	—
Foreign exchange gain (loss)	122,002	(203,005)
(Loss) gain on financial instruments	(42,039)	15,795
Other income	16,360	11,335
Income tax provision	(12,741)	(45,423)
Net income (loss)	$156,189	$(40,850)
	December 31,
	2019	2018
Balance Sheet Data:
Current assets	$877,294	$628,125
Total assets	4,130,337	3,942,847

	December 31,
	2019	2018
Current liabilities	124,217	139,401
Long-term debt, including current portion	2,836,700	2,764,599
Total liabilities	3,504,594	3,474,504
Shareholders’ equity	625,743	468,343
Other
We own 56% of XTAR, a joint venture between us and Hisdesat Servicios Estrategicos, S.A. (“Hisdesat”) of Spain. We account for our ownership interest in XTAR under the equity method of accounting because we do not control certain of its significant operating decisions. We have also concluded that XTAR is not a variable interest entity for which we are the primary beneficiary. As of December 31, 2019 and 2018, the carrying value of our investment in XTAR was zero. Beginning January 1, 2016, we discontinued providing for our allocated share of XTAR’s net losses as our investment was reduced to zero and we have no commitment to provide further financial support to XTAR.
XTAR owns and operates an X-band satellite, XTAR-EUR, located at 29° E.L., which is designed to provide X-band communications services exclusively to United States, Spanish and allied government users throughout the satellite’s coverage area, including Europe, the Middle East and Asia. XTAR also leases 7.2 72MHz X-band transponders on the Spainsat satellite located at 30° W.L., owned by Hisdesat. These transponders, designated as XTAR-LANT, provide capacity to XTAR for additional X-band services and greater coverage and flexibility.
As of December 31, 2019 and 2018, the Company also held an indirect ownership interest in a foreign company that currently serves as the exclusive service provider for Globalstar service in Mexico. The Company accounts for this ownership interest using the equity method of accounting. As of December 31, 2019 and 2018, the carrying value of this investment was zero. Loral has written-off its investment in this company and has no future funding requirements relating to this investment. Accordingly, there is no requirement for us to provide for our allocated share of this company’s net losses. This company is currently in the process of dissolution and liquidation in Mexico, and Loral believes that it will not have any liability associated with this company upon completion of this process.
6.   Other Current Liabilities
Other current liabilities consists of (in thousands):
	December 31,
	2019	2018
Operating lease liability	652	—
Due to affiliate	$5	$164
Accrued professional fees	1,419	1,206
Pension and other post-retirement liabilities	77	69
Income taxes payable	673	—
Accrued liabilities	57	56
	$2,883	$1,495
7.   Income Taxes
The following summarizes our income tax (provision) benefit (in thousands):

	Year Ended December 31,
	2019	2018
Current:
U.S. federal	$(2,918)	$47,761
State and local	2	867
Foreign	(250)	(250)
Total current	(3,166)	48,378
Deferred:
U.S. federal	(2,990)	(9,036)
State and local	3	6
Total deferred	(2,987)	(9,030)
Total income tax (provision) benefit	$(6,153)	$39,348
Our current income tax (provision) benefit includes an (increase) decrease to our liability for UTPs for (in thousands):
	Year Ended December 31,
	2019	2018
Unrecognized tax benefits	$(2,467)	$41,115
Interest expense	(1,570)	6,752
Total	$(4,037)	$47,867
The deferred income tax provision for each period includes the impact of equity in net income (loss) of affiliates in our consolidated statement of operations and the periodic effect of our accounting for GILTI. After utilization of our net operating loss (“NOL”) carryforward and allowable tax credits, there was no federal income tax on GILTI from Telesat.
For 2018, the statute of limitations for the assessment of additional tax expired with regard to certain of our federal UTPs. As a result, the reduction to our liability for UTPs provided a current tax benefit including the reversal of previously recognized interest, partially offset by an additional provision for the potential payment of interest on our remaining UTPs.
Public Law 117-97, known as the “Tax Cuts and Jobs,” Act made broad and complex changes to the U.S tax code first effective in 2018 including, but not limited to, (1) eliminating U.S federal income taxes on dividends from certain foreign investments, such as Telesat; (2) requiring a current inclusion in U.S. federal taxable income of certain earnings of controlled foreign corporations, including Telesat, as part of GILTI; (3) limiting the use of foreign tax credits (“FTCs”) to reduce U.S. federal tax liability; (4) creating the base erosion anti-abuse tax, a new minimum tax; (5) creating a new limit on deductible interest expense; and (6) changing the rules related to the use of NOL carryforwards created in tax years beginning after December 31, 2017. During 2018, in accordance with SAB 118, we recognized the income tax effects of additional regulatory guidance issued by the U.S. Treasury and Internal Revenue Service on various provisions of the Tax Cuts and Jobs Act. Based upon our interpretation of this guidance, we determined that, after the utilization of allowable tax credits, federal income tax imposed on the future recognition of GILTI from Telesat will be zero. Since we anticipate that our deferred tax assets related to the investment in Telesat will be realized from the future recognition of GILTI, the federal portion of these deferred tax assets are valued at zero. Therefore, as of December 31, 2018, we reduced deferred tax assets by $1.5 million with a corresponding increase to our deferred income tax provision.
In addition to the income tax (provision) benefit presented above, we also recorded the following items (in thousands):

	Year Ended December 31,
	2019	2018
Tax benefit on loss from discontinued operations	$—	$16
Deferred tax benefit (provision) for adjustments in other comprehensive loss (see Note 3)	412	(481)
The (provision) benefit for income taxes differs from the amount computed by applying the statutory U.S. federal income tax rate on the loss from continuing operations before income taxes and equity in net income (loss) of affiliates because of the effect of the following items (dollars in thousands):
	Year Ended December 31,
	2019	2018
U.S. Statutory Federal Corporate Income Tax Rate	21%	21%
Tax benefit	$1,154	$1,104
Permanent adjustments which change statutory amounts:
State and local income taxes, net of federal income tax	107	666
Equity in net income (loss) of affiliates	(5,055)	(6,241)
Federal (provision) benefit for unrecognized tax benefits	(1,226)	46,534
Nondeductible expenses	(695)	(957)
Change in valuation allowance	(118)	(4,329)
Income tax credits	—	4,554
Foreign income taxes	(250)	(250)
Effect of U.S. tax law changes	—	(1,542)
Other, net	(70)	(191)
Total income tax (provision) benefit	$(6,153)	$39,348
The following table summarizes the activity related to our unrecognized tax benefits (in thousands):
	Year Ended December 31,
	2019	2018
Balance at January 1	$43,055	$70,410
Decreases as a result of statute expirations	(18)	(27,355)
Balance at December 31	$43,037	$43,055
8.   Other Liabilities
Other liabilities consists of (in thousands):
	December 31,
	2019	2018
Operating lease liability	$345	$—
Indemnification liabilities – other (see Note 13)	145	184
Liabilities for uncertain tax positions	17,352	13,315
	$17,842	$13,499
9.   Stock-Based Compensation
Stock Plans
The Loral amended and restated 2005 stock incentive plan (the “Stock Incentive Plan”) which allowed for the grant of several forms of stock-based compensation awards including stock options, stock appreciation rights, restricted stock, restricted stock units, stock bonuses and other stock-based awards, had a ten-year term and has expired. The Company granted 75,262 restricted stock units under the Stock Incentive Plan that do not expire and remained unconverted as of December 31, 2019 and December 31, 2018. As of December 31, 2019, there is no unrecognized compensation cost related to non-vested awards.
10. Earnings Per Share
Telesat has awarded employee stock options, which, if exercised, would result in dilution of Loral’s ownership interest in Telesat to approximately 62.3%. The following table presents the dilutive impact of Telesat stock options on Loral’s reported income from continuing operations for the purpose of computing diluted earnings per share (in thousands):
	Year Ended December 31,
	2019	2018
Income from continuing operations – basic	$89,755	$9,677
Less: Adjustment for dilutive effect of Telesat stock options	(528)	—
Income from continuing operations – diluted	$89,227	$9,677
Telesat stock options are excluded from the calculation of diluted loss per share for the year ended December 31, 2018 as the effect would be antidilutive.
Basic earnings per share is computed based upon the weighted average number of shares of voting and non-voting common stock outstanding. The following is the computation of common shares outstanding for diluted earnings per share (in thousands):
	Year Ended December 31,
	2019	2018
Weighted average common shares outstanding	30,933	30,933
Unconverted restricted stock units	75	75
Common shares outstanding for diluted earnings per share	31,008	31,008
11.   Pensions and Other Employee Benefit Plans
Pensions
We maintain a qualified defined benefit pension plan to which members may contribute in order to receive enhanced pension benefits. Employees hired after June 30, 2006 do not participate in the defined benefit pension plan, but participate in our defined contribution savings plan with an additional Company contribution. Benefits are based primarily on members’ compensation and/or years of service. Our funding policy is to fund the qualified pension plan in accordance with the Internal Revenue Code and regulations thereon. Plan assets are generally invested in equity, fixed income and real asset investments. Pension plan assets are managed primarily by Russell Investment Corp. (“Russell”), which allocates the assets into funds as we direct.
Other Benefits
In addition to providing pension benefits, we provide certain health care and life insurance benefits for retired employees and dependents. For the years ended December 31, 2019 and 2018 certain of these benefits were provided through plans sponsored or managed by Telesat. Participants are eligible for these benefits generally when they retire from active service and meet the eligibility requirements for our pension plan. These benefits are funded primarily on a pay-as-you-go basis, with the retiree generally paying a portion of the cost through contributions, deductibles and coinsurance provisions. Medical coverage for retired employees and dependents ends when the retiree reaches age 65.
Funded Status
The following tables provide a reconciliation of the changes in the plans’ benefit obligations and fair value of assets for 2019 and 2018, and a statement of the funded status as of December 31, 2019 and 2018. We use a December 31 measurement date for the pension plan and other post-retirement benefits (in thousands).

	Pension Benefits		Other Benefits
	Year Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018
Reconciliation of benefit obligation:
Obligation at beginning of period	$49,020	$53,976	$479	$519
Service cost	722	715	—	1
Interest cost	2,018	1,855	21	18
Participant contributions	25	27	—	15
Actuarial loss (gain)	5,256	(5,725)	30	(36)
Benefit payments	(1,882)	(1,828)	(19)	(38)
Obligation at December 31,	55,159	49,020	511	479
Reconciliation of fair value of plan assets:
Fair value of plan assets at beginning of period	34,263	35,640	—	—
Actual return on plan assets	4,798	(1,925)	—	—
Employer contributions	942	2,349	19	23
Participant contributions	25	27	—	15
Benefit payments	(1,882)	(1,828)	(19)	(38)
Fair value of plan assets at December 31,	38,146	34,263	—	—
Funded status at end of period	$(17,013)	$(14,757)	$(511)	$(479)
The benefit obligations for pensions and other employee benefits exceeded the fair value of plan assets by $17.5 million at December 31, 2019 (the “unfunded benefit obligations”). The unfunded benefit obligations were measured using a discount rate of 3.25% and 4.25% at December 31, 2019 and 2018, respectively. For the year ended December 31, 2019, the actuarial loss component of the change in benefit obligation of $5.3 million for the pension plan comprises $6.7 million attributable to the change in the discount rate partially offset by $1.4 million attributable to other factors. For the year ended December 31, 2018, the actuarial gain component of the change in benefit obligation of $5.7 million for the pension plan comprises $5.1 million attributable to the change in the discount rate and $0.6 million attributable to other factors. Lowering the discount rate by 0.5% would have increased the unfunded benefit obligations for pension and other post-retirement benefits by approximately $3.7 million and $3.4 million as of December 31, 2019 and 2018, respectively. Market conditions and interest rates will significantly affect future assets and liabilities of Loral’s pension plan and other post-retirement benefits.
The pre-tax amounts recognized in accumulated other comprehensive loss as of December 31, 2019 and 2018 consist of (in thousands):
	Pension Benefits		Other Benefits
	December 31,		December 31,
	2019	2018	2019	2018
Actuarial loss	$(18,613)	$(16,728)	$(32)	$(4)
The amounts recognized in other comprehensive (loss) income during the years ended December 31, 2019 and 2018 consist of (in thousands):
	Year Ended December 31,
	2019		2018
	Pension Benefits	Other Benefits	Pension Benefits	Other Benefits
Actuarial (loss) gain during the period	$(2,891)	$(30)	$1,172	$36
Amortization of actuarial loss	1,006	2	1,041	8
Amortization of prior service cost	—	—	—	22
Total recognized in other comprehensive (loss) income	$(1,885)	$(28)	$2,213	$66

Amounts recognized in the balance sheet consist of (in thousands):
	Pension Benefits		Other Benefits
	December 31,		December 31,
	2019	2018	2019	2018
Current Liabilities	$—	$—	$77	$69
Long-Term Liabilities	17,013	14,757	434	410
	$17,013	$14,757	$511	$479
The accumulated pension benefit obligation was $54.2 million and $48.2 million at December 31, 2019 and 2018, respectively.
During 2019, we contributed $0.9 million to the qualified pension plan and our contributions for the other employee post-retirement benefits were not significant. During 2020, based on current estimates, we expect our contributions to the qualified pension plan will be approximately $2.7 million. We expect that our funding of other employee post-retirement benefits during 2020 will not be significant.
The following table provides the components of net periodic cost included in income from continuing operations for the plans for the years ended December 31, 2019 and 2018 (in thousands):
	Pension Benefits		Other Benefits
	Year Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018
Service cost(1)	$722	$715	$—	$1
Interest cost(2)	2,018	1,855	21	18
Expected return on plan assets(2)	(2,432)	(2,628)	—	—
Amortization of prior service cost(2)	—	—	—	22
Amortization of net actuarial loss(2)	1,006	1,041	2	8
Net periodic cost	$1,314	$983	$23	$49

(1)
Included in general and administrative expenses.

(2)
Included in other expense.

Assumptions
Assumptions used to determine net periodic cost:
	Year Ended December 31,
	2019	2018
Discount rate	4.25%	3.50%
Expected return on plan assets	7.25%	7.25%
Rate of compensation increase	4.25%	4.25%
Assumptions used to determine the benefit obligation:
	December 31,
	2019	2018
Discount rate	3.25%	4.25%
Rate of compensation increase	4.25%	4.25%
The expected long-term rate of return on pension plan assets is selected by taking into account the expected duration of the projected benefit obligation for the plans, the asset mix of the plans and the fact that the plan assets are actively managed to mitigate risk. Our expected long-term rate of return on plan assets for 2020 is 7.00%.
As of December 31, 2019 and 2018, the Company contributions remaining for other benefits were primarily for fixed amounts. Therefore, future health care cost trend rates will not affect Company costs and accumulated post-retirement benefit obligation.

Plan Assets
The Company has established the pension plan as a retirement vehicle for participants and as a funding vehicle to secure promised benefits. The investment goal is to provide a total return that over time will earn a rate of return to satisfy the benefit obligations given investment risk levels, contribution amounts and expenses. The pension plan invests in compliance with the Employee Retirement Income Security Act 1974, as amended (“ERISA”), and any subsequent applicable regulations and laws.
The Company has adopted an investment policy for the management and oversight of the pension plan. It sets forth the objectives for the pension plan, the strategies to achieve these objectives, procedures for monitoring and control and the delegation of responsibilities for the oversight and management of pension plan assets.
The Company’s Board of Directors has delegated primary fiduciary responsibility for pension assets to an investment committee. In carrying out its responsibilities, the investment committee establishes investment policy, makes asset allocation decisions, determines asset class strategies and retains investment managers to implement asset allocation and asset class strategy decisions. It is responsible for the investment policy and may amend such policy from time to time.
Pension plan assets are invested in various asset classes in what we believe is a prudent manner for the exclusive purpose of providing benefits to participants. U.S. equities are held for their long-term expected return premium over fixed income investments and inflation. Non-U.S. equities are held for their expected return premium (along with U.S. equities), as well as diversification relative to U.S. equities and other asset classes. Fixed income investments are held for diversification relative to equities. Real assets are held for diversification relative to equities and fixed income. Alternative investments are held for both diversification and higher returns than those typically available in traditional asset classes.
Asset allocation policy is the principal method for achieving the pension plan’s investment objectives stated above. Asset allocation policy is reviewed regularly by the investment committee. The pension plan’s actual and targeted asset allocations, are as follows:
	December 31, 2019 Actual Allocation	Target Allocation
		Target	Target Range
Liquid return-seeking investments	61%	56.5%	45-65%
Alternative investments	9%	14.5%	0-20%
Fixed income investments	30%	29.0%	20-40%
	100%	100%	100%
The target allocation within the liquid return-seeking portfolio is 75% global equities, 15% marketable real assets and 10% fixed income. Allocations may vary by up to 5% from these targets.
The pension plan’s assets are actively managed using a multi-asset, multi-style, multi-manager investment approach. Portfolio risk is controlled through this diversification process and monitoring of money managers. Consideration of such factors as differing rates of return, volatility and correlation are utilized in the asset and manager selection process. Diversification reduces the impact of losses in single investments. Performance results and fund accounting are provided to the Company by Russell on a monthly basis. Periodic reviews of the portfolio are performed by the investment committee with Russell. These reviews typically consist of a market and economic review, a performance review, an allocation review and a strategy review. Performance is judged by investment type against market indexes. Allocation adjustments or fund changes may occur after these reviews. Performance is reported to the Company’s Board of Directors at quarterly board meetings.
Fair Value Measurements
The values of the fund trusts are calculated using systems and procedures widely used across the investment industry. Generally, investments are valued based on information in financial publications of general circulation, statistical and valuation services, discounted cash flow methodology, records of security exchanges, appraisal by qualified persons, transactions and bona fide offers.

The table below provides the fair values of the Company’s pension plan assets, by asset category, at December 31, 2019 and 2018. The Company’s pension plan assets are mainly held in commingled employee benefit fund trusts.
	Fair Value Measurements
Asset Category	Total	Percentage	Level 1	Level 2	Level 3	Assets Measured at NAV(1)
	(Dollars in thousands)
At December 31, 2019
Liquid return-seeking:
Multi-asset fund(2)	$23,127	61%				$23,127
Fixed income securities:
Commingled funds(3)	11,463	30%				11,463
Alternative investments:
Equity long/short fund(4)	1,349	4%			$1,349
Private equity fund(5)	48	0%			48
Distressed opportunity limited partnership(6)	463	1%			463
Multi-strategy limited partnership(7)	1,696	4%			1,696
	3,556	9%	—	—	3,556	—
	$38,146	100%	—	—	$3,556	$34,590
At December 31, 2018
Liquid return-seeking:
Multi-asset fund(2)	$20,251	59%				$20,251
Fixed income securities:
Commingled funds(3)	10,869	32%				10,869
Alternative investments:
Equity long/short fund(4)	1,002	3%			$1,002
Private equity fund(5)	76	0%			76
Distressed opportunity limited partnership(6)	463	1%			463
Multi-strategy limited partnership(7)	1,602	5%			1,602
	3,143	9%	—	—	3,143	—
	$34,263	100%	—	—	$3,143	$31,120

(1)
Assets measured using the net asset value (“NAV”) practical expedient have not been classified in the fair value hierarchy. The NAV practical expedient is based on the fair value of the underlying assets of the common/collective trust (“CCT”) minus its liabilities, and then divided by the number of units outstanding. The NAV practical expedient of a CCT is calculated based on a compilation of primarily observable market information.

(2)
A single fund that invests in global equities, marketable real assets and fixed income securities. The fund has no limitation on redemptions.

(3)
Investments in bonds representing many sectors of the broad bond market with both short-term and intermediate-term maturities. The fund has no limitation on redemptions.

(4)
Investments primarily in long and short positions in equity securities of U.S. and non-U.S. companies. The fund generally has semi-annual tender offer redemption periods on June 30 and December 31 and is reported on a one month lag.

(5)
Fund invests in portfolios of secondary interest in established venture capital, buyout, mezzanine and special situation funds on a global basis. Fund is valued on a quarterly lag with adjustment for subsequent cash activity. The fund terminates on July 12, 2020, subject to extension for up to two one-year periods. Earlier redemptions are not permitted.

(6)
Investments mainly in discounted debt securities, bank loans, trade claims and other debt and equity securities of financially troubled companies. This partnership has semi-annual withdrawal rights on June 30 and December 31 with notice of 90 days and is reported on a one month lag.

(7)
Investments in a partnership that has a multi-strategy investment program and does not rely on a single investment model. This partnership has quarterly redemption rights with notice of 65 days and is reported on a one month lag.

Additional information pertaining to the changes in the fair value of the pension plan assets classified as Level 3 for the years ended December 31, 2019 and 2018 is presented below:
	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Private Equity Fund	Equity Long/Short Fund	Distressed Opportunity Ltd. Partnership	Multi Strategy Fund	Total
	(In thousands)
Balance, January 1, 2018	$83	$1,067	$504	$1,572	$3,226
Unrealized gain	10	(65)	(41)	30	(66)
Sales	(17)	—	—	—	(17)
Balance, December 31, 2018	76	1,002	463	1,602	3,143
Unrealized gain (loss)	(23)	347	—	94	418
Sales	(5)	—	—	—	(5)
Balance, December 31, 2019	$48	$1,349	$463	$1,696	$3,556
Both the Equity Long/Short Fund and the Distressed Opportunity Limited Partnership are valued at each month-end based upon quoted market prices by the investment managers.
The Multi-Strategy Fund invests in various underlying securities. The fund’s net asset value is calculated by the fund manager and is not publicly available. The fund manager accumulates all the underlying security values and uses them in determining the fund’s net asset value.
The private equity fund and limited partnership valuations are primarily based on cost/price of recent investments, earnings/performance multiples, net assets, discounted cash flows, comparable transactions and industry benchmarks.
The annual audited financial statements of all funds are reviewed by the Company.
Benefit Payments
The following benefit payments, which reflect future services, as appropriate, are expected to be paid (in thousands):
	Pension Benefits	Other Benefits
2020	$2,103	$78
2021	2,267	68
2022	2,368	58
2023	2,527	50
2024	2,770	41
2025 to 2029	14,831	128
Employee Savings (401k) Plan
We have an employee savings (401k) plan, to which the Company provides contributions which match up to 6% of a participant’s base salary at a rate of 66 2∕3%. The Company also makes retirement contributions to the savings (401k) plan, which provide added retirement benefits to employees hired on or after July 1, 2006, as they are not eligible to participate in our defined benefit pension plan. Retirement contributions are provided regardless of an employee’s contribution to the savings (401k) plan. Matching contributions and retirement contributions are collectively known as Company contributions. Company contributions are made in cash and placed in each participant’s age appropriate “life cycle” fund. For each of the years ended December 31, 2019 and 2018, Company contributions were $0.1 million. Participants of the savings (401k) plan are able to redirect Company contributions to any available fund within the plan. Participants are also able to direct their contributions to any available fund.
12.   Financial Instruments, Derivative Instruments and Hedging
Financial Instruments
The carrying amount of cash equivalents approximates fair value because of the short maturity of those instruments.
Foreign Currency
We are subject to the risks associated with fluctuations in foreign currency exchange rates. To limit this foreign exchange rate exposure, we attempt to denominate all contracts in U.S. dollars. Where appropriate, derivatives are used to minimize the risk of foreign exchange rate fluctuations to operating results and cash flows. We do not use derivative instruments for trading or speculative purposes.
Derivatives and Hedging Transactions
There were no derivative instruments as of December 31, 2019 and 2018.
13.   Commitments and Contingencies
Financial Matters
In 2012, we sold our former subsidiary, SSL, to MDA Communications Holdings, Inc., a subsidiary of Maxar Technologies Inc. (formerly known as MacDonald, Dettwiler and Associates Ltd.) (“MDA”) pursuant to the Purchase Agreement. Under the terms of the Purchase Agreement, we are obligated to indemnify MDA and its affiliates from liabilities with respect to certain pre-closing taxes. Our consolidated balance sheets include an indemnification refund receivable of $0.6 million and $2.4 million as of December 31, 2019 and 2018, respectively. Certain tax assessments against SSL for 2007 to 2010 have been settled, resulting in our having received during the second and third quarters of 2019 refunds of prior indemnification payments totaling $1.8 million. The remaining receivable as of December 31, 2019 represents payments to date over the estimated fair value of the remaining liability for our indemnification of SSL pre-closing taxes where the final amounts have not yet been determined. Where appropriate, we intend vigorously to contest the underlying tax assessments, but there can be no assurance that we will be successful. Although no assurance can be provided, we do not believe that these tax-related matters will have a material adverse effect on our financial position or results of operations.
In connection with the sale in 2008 by Loral and certain of its subsidiaries and DASA Globalstar LLC to Globalstar Inc. of their respective interests in GdB, the Globalstar Brazilian service provider, Loral agreed to indemnify Globalstar Inc. and GdB for certain GdB pre-closing liabilities, primarily related to Brazilian taxes. Our consolidated balance sheets include liabilities of $0.1 million and $0.2 million as of December 31, 2019 and 2018, respectively, for indemnification liabilities relating to the sale of GdB.
See Note 14 — Related Party Transactions — Transactions with Affiliates — Telesat for commitments and contingencies relating to our agreement to indemnify Telesat for certain liabilities.
Lease Arrangements
We lease a facility and certain equipment under agreements expiring at various dates. We may renew, extend or modify a lease covering facilities as needed. We have no sublease income in any of the periods presented.

We changed our method of accounting for leases in the first quarter of 2019 due to the adoption of ASC 842. We adopted ASC 842 as of January 1, 2019 using the modified retrospective transition method and elected to apply the transition as of the beginning of the period of adoption. Accordingly, financial information as of and for the year ended December 31, 2019 is presented under ASC 842, whereas the financial information as of and for the year ended December 31, 2018 is presented under ASC 840, Leases.
Upon adoption of ASC 842, we recognized a right-of-use asset and lease liability of $0.3 million for an operating lease on our consolidated balance sheet as of January 1, 2019. In March 2019, the operating lease was modified by extending the lease termination date from June 30, 2019 to June 30, 2020 and increasing the rent for the extension period. In December 2019, the operating lease was further modified by extending the lease termination date to June 30, 2021. As a result, the right-of-use asset increased to $1.0 million as of December 31, 2019. The right-of-use asset is being amortized over the life of the lease. Lease costs expensed for the years ended December 31, 2019 and 2018 were as follows (in thousands):
Lease Expense
Year ended December 31, 2019	$677
Year ended December 31, 2018	680
Lease payments for the year ended December 31, 2019 were $0.7 million. The remaining lease term as of December 31, 2019 is 18 months, and we used a discount rate of 7.5% to compute the lease liability at inception and at each modification date.
The following is a reconciliation of the future operating lease payments to operating lease liability as of December 31, 2019 (in thousands):
2020	$701
2021	350
Total operating lease payments	1,051
Less: Interest	(54)
Operating lease liability	$997
Amounts recognized in Balance Sheet
Other current liabilities	$652
Other liabilities	345
$997
Legal Proceedings
We are not currently subject to any legal proceedings that, if decided adversely, could have a material adverse effect on our financial position or results of operations. In the future, however, we may become subject to legal proceedings and claims, either asserted or unasserted, that may arise in the ordinary course of business or otherwise.
14.   Related Party Transactions
MHR Fund Management LLC
Mark H. Rachesky, President of MHR Fund Management LLC (“MHR”), and Janet T. Yeung, a principal and the General Counsel of MHR, are members of Loral’s board of directors.
Various funds affiliated with MHR and Dr. Rachesky held, as of December 31, 2019 and December 31, 2018, approximately 39.9% of the outstanding voting common stock and 58.4% of the combined outstanding voting and non-voting common stock of Loral.
Transactions with Affiliates
Telesat
As described in Note 5, we own 62.7% of Telesat and account for our ownership interest under the equity method of accounting.

In connection with the acquisition of our ownership interest in Telesat (which we refer to as the Telesat transaction), Loral and certain of its subsidiaries, our Canadian co-owner, Public Sector Pension Investment Board (“PSP”) and one of its subsidiaries, Telesat and MHR entered into a Shareholders Agreement (the “Shareholders Agreement”). The Shareholders Agreement provides for, among other things, the manner in which the affairs of Telesat and its subsidiaries will be conducted and the relationships among the parties thereto and future shareholders of Telesat. The Shareholders Agreement also contains an agreement by Loral not to engage in a competing satellite communications business and agreements by the parties to the Shareholders Agreement not to solicit employees of Telesat or any of its subsidiaries. Additionally, the Shareholders Agreement details the matters requiring the approval of the shareholders of Telesat (including veto rights for Loral over certain extraordinary actions) and provides for preemptive rights for certain shareholders upon the issuance of certain capital shares of Telesat. The Shareholders Agreement also (i) restricts the ability of holders of certain shares of Telesat to transfer such shares unless certain conditions are met or approval of the transfer is granted by the directors of Telesat, (ii) provides for a right of first offer to certain Telesat shareholders if a holder of equity shares of Telesat wishes to sell any such shares to a third party and (iii) provides for, in certain circumstances, tag-along rights in favor of shareholders that are not affiliated with Loral if Loral sells equity shares and drag-along rights in favor of Loral in case Loral or its affiliate enters into an agreement to sell all of its Telesat equity securities.
In addition, the Shareholders Agreement provides for either PSP or Loral to initiate the process of conducting an initial public offering of the equity shares of Telesat (a “Telesat IPO”). In connection with our exploration of strategic initiatives to alter the status quo in our ownership of Telesat, in July 2015, we exercised our right under the Shareholders Agreement to require Telesat to conduct a Telesat IPO. Specifically, we requested that Telesat issue not more than 25 million newly issued shares of Telesat voting common stock. We also requested the termination of the Shareholders Agreement and the elimination of certain provisions in Telesat’s Articles of Incorporation, both of which we believe are important for a successful public offering. If those provisions are eliminated, an impediment to the conversion of our non -voting Telesat shares to voting shares would be eliminated. Termination or modification of the Shareholders Agreement and conversion of our non-voting shares to voting shares would enable us, after a Telesat IPO and subject to the receipt of any necessary regulatory approvals, to obtain majority voting control of Telesat. To date, we and PSP have not reached agreement on governance matters following a Telesat IPO. In the event a strategic transaction to combine Loral and Telesat into one public company that we are pursuing is not likely to be achievable in a timely manner or on satisfactory terms, we may further pursue our right to a Telesat IPO. There can be no assurance as to whether, when or on what terms a Telesat IPO, termination or modification of the Shareholders Agreement or any requested changes to Telesat’s Articles of Incorporation may occur or that any particular economic, tax, structural or other objectives or benefits with respect to a Telesat IPO will be achieved. If a Telesat IPO is expected to proceed under unfavorable terms or at an unfavorable price, we may withdraw our demand for a Telesat IPO.
Depending upon the outcome of discussions with PSP relating to Telesat strategic matters, we may assert certain claims against PSP for actions we believe violated our rights relating to the affairs of Telesat under the Telesat Shareholders Agreement and otherwise. In response to our claims, PSP has informed us that it believes that it may have claims against us, although we are not aware of the legal or factual basis for any such claims. We and PSP have agreed that, pending the outcome of our discussions, it would be beneficial to delay the commencement of any action relating to either party’s claims and have entered into an agreement (the “Tolling Agreement”) which preserves the parties’ rights to assert against one another legal claims relating to Telesat. We also included Telesat as a party to the Tolling Agreement because, as a technical matter of Canadian law and for purposes of potentially seeking equitable relief, Telesat may be a necessary party. There can be no assurance that if the Tolling Agreement lapses that we and PSP will not pursue legal claims against one another relating to Telesat. If we pursue claims against PSP, there can be no assurance that our claims will be successful or that the relief we seek will be granted. If PSP pursues claims against us, there can be no assurance that PSP will not prevail on its claims.
Under the Shareholders Agreement, in the event that, except in certain limited circumstances, either (i) ownership or control, directly or indirectly, by Dr. Rachesky of Loral’s voting stock falls below certain levels other than in connection with certain specified circumstances, including an acquisition by a Strategic Competitor (as defined in the Shareholders Agreement) or (ii) there is a change in the composition of a majority of the members of the Loral Board of Directors over a consecutive two-year period without the approval of the incumbent directors, Loral will lose its veto rights relating to certain extraordinary actions by Telesat and its subsidiaries. In addition, after either of these events, PSP will have certain rights to enable it to exit from its investment in Telesat, including a right to cause Telesat to conduct an initial public offering in which PSP’s shares would be the first shares offered or, if no such offering has occurred within one year due to a lack of cooperation from Loral or Telesat, to cause the sale of Telesat and to drag along the other shareholders in such sale, subject to Loral’s right to call PSP’s shares at fair market value.
The Shareholders Agreement provides for a board of directors of Telesat consisting of 10 directors, three nominated by Loral, three nominated by PSP and four independent directors to be selected by a nominating committee comprised of one PSP nominee, one nominee of Loral and one of the independent directors then in office. Each party to the Shareholders Agreement is obligated to vote all of its Telesat shares for the election of the directors nominated by the nominating committee. Pursuant to action by the board of directors taken on October 31, 2007, Dr. Rachesky, who is non-executive Chairman of the Board of Directors of Loral, was appointed non-executive Chairman of the Board of Directors of Telesat. In addition, Michael B. Targoff, Loral’s Vice Chairman, serves on the board of directors of Telesat.
On October 31, 2007, Loral and Telesat entered into a consulting services agreement (the “Consulting Agreement”). Pursuant to the terms of the Consulting Agreement, Loral provides to Telesat certain non-exclusive consulting services in relation to the business of Loral Skynet which was transferred to Telesat as part of the Telesat transaction as well as with respect to certain aspects of the satellite communications business of Telesat. The Consulting Agreement has a term of seven-years with an automatic renewal for an additional seven-year term if Loral is not then in material default under the Shareholders Agreement. Upon expiration of the initial term on October 31, 2014, the Consulting Agreement was automatically renewed for the additional seven-year term. In exchange for Loral’s services under the Consulting Agreement, Telesat pays Loral an annual fee of $5.0 million, payable quarterly in arrears on the last day of March, June, September and December of each year during the term of the Consulting Agreement. Our general and administrative expenses for each of the years ended December 31, 2019 and 2018, are net of income of $5.0 million related to the Consulting Agreement. Loral received payments in cash from Telesat, net of withholding taxes, of $4.8 million for each of the years ended December 31, 2019 and 2018.
In connection with the acquisition of our ownership interest in Telesat in 2007, Loral retained the benefit of tax recoveries related to the transferred assets and indemnified Telesat (“Telesat Indemnification”) for certain liabilities, including Loral Skynet’s tax liabilities arising prior to January 1, 2007. The Telesat Indemnification includes certain tax disputes currently under review in various jurisdictions including Brazil. The Brazilian tax authorities challenged Loral Skynet’s historical characterization of its revenue generated in Brazil for the years 2003 to 2006. Telesat received and challenged, on Loral Skynet’s behalf, tax assessments from Brazil totaling approximately $0.9 million. The Company believes that Loral Skynet’s filing position will ultimately be sustained requiring no payment under the Telesat Indemnification. There can be no assurance that there will be no future claims under the Telesat Indemnification related to tax disputes.
Loral’s employees and retirees participate in certain welfare plans sponsored or managed by Telesat. Loral pays Telesat an annual administrative fee of $0.1 million and reimburses Telesat for the plan costs attributable to Loral participants.
Loral, along with Telesat, PSP and 4440480 Canada Inc., an indirect wholly-owned subsidiary of Loral (the “Special Purchaser”), entered into stock option grant agreements (the “Stock Option Grant Agreements”) and a restricted stock unit grant agreement (the “RSU Grant Agreement,” and, together with the Stock Option Grant Agreements, the “Grant Agreements”) with respect to shares in Telesat with certain executives of Telesat (each, a “Participant” and collectively, the “Participants”). Each of the Participants is or was, at the time, an executive of Telesat.
The Stock Option Grant Agreements document grants to the Participants of Telesat stock options (including tandem SAR rights) and provide for certain rights, obligations and restrictions related to such stock options, which include, among other things: (w) the possible obligation of the Special Purchaser to purchase the shares in the place of Telesat should Telesat be prohibited by applicable law or under the terms of any credit agreement applicable to Telesat from purchasing such shares, or otherwise default on such purchase obligation, pursuant to the terms of the Stock Option Grant Agreements; and (x) the obligation of the Special Purchaser to purchase shares upon exercise by Telesat of its call right under Telesat’s

Management Stock Incentive Plan in the event of a Participant’s termination of employment; and, in the case of certain executives, (y) the right of each such Participant to require the Special Purchaser or Loral to purchase a portion of the shares in Telesat owned by him in the event of exercise after termination of employment to cover taxes that are greater than the minimum withholding amount; and (z) the right of each such Participant to require Telesat to cause the Special Purchaser or Loral to purchase a portion of the shares in Telesat owned by him, or that are issuable to him under Telesat’s Management Stock Incentive Plan at the relevant time, in the event that more than 90% of Loral’s common stock is acquired by an unaffiliated third party that does not also purchase all of PSP’s and its affiliates’ interest in Telesat.
The RSU Grant Agreement documents a grant to the Participant of restricted stock units with respect to shares in Telesat and provides for certain rights, obligations and restrictions related to such restricted stock units, which include, among other things: (x) the possible obligation of the Special Purchaser to purchase the shares in the place of Telesat should Telesat be prohibited by applicable law or under the terms of any credit agreement applicable to Telesat from purchasing such shares, or otherwise default on such purchase obligation, pursuant to the terms of the RSU Grant Agreement; and (y) the obligation of the Special Purchaser to purchase shares upon exercise by Telesat of its call right under Telesat’s Management Stock Incentive Plan in the event of the termination of the Participant’s employment.
The Grant Agreements further provide that, in the event the Special Purchaser is required to purchase shares, such shares, together with the obligation to pay for such shares, shall be transferred to a subsidiary of the Special Purchaser, which subsidiary shall be wound up into Telesat, with Telesat agreeing to the acquisition of such subsidiary by Telesat from the Special Purchaser for nominal consideration and with the purchase price for the shares being paid by Telesat within ten (10) business days after completion of the winding-up of such subsidiary into Telesat.
In 2017, Loral received a $242.7 million cash distribution from Telesat (see Note 5).
Other
As described in Note 5, we own 56% of XTAR, a joint venture between Loral and Hisdesat and account for our investment in XTAR under the equity method of accounting. SSL constructed XTAR’s satellite, which was successfully launched in February 2005. XTAR and Loral have entered into a management agreement whereby Loral provides general and specific services of a technical, financial and administrative nature to XTAR. For the services provided by Loral, XTAR, until December 31, 2013, was charged a quarterly management fee equal to 3.7% of XTAR’s quarterly gross revenues. Amounts due to Loral primarily due to the management agreement were $6.7 million as of December 31, 2019 and 2018. Beginning in 2008, Loral and XTAR agreed to defer amounts owed to Loral under this agreement, and XTAR has agreed that its excess cash balance (as defined), will be applied at least quarterly towards repayment of receivables owed to Loral, as well as to Hisdesat and Telesat. No cash was received under this agreement for the years ended December 31, 2019 and 2018, and we had an allowance of $6.6 million against these receivables as of December 31, 2019 and 2018. Loral and Hisdesat have agreed to waive future management fees for an indefinite period starting January 1, 2014.
Consulting Agreement
On December 14, 2012, Loral entered into a consulting agreement with Michael B. Targoff, Vice Chairman of the Company and former Chief Executive Officer and President. Pursuant to this agreement, Mr. Targoff is engaged as a part-time consultant to the Board to assist the Board with respect to the oversight of strategic matters relating to Telesat and XTAR. Under the agreement, Mr. Targoff receives consulting fees of $120,000 per month and reimburses the Company for certain expenses. For each of the years ended December 31, 2019 and 2018, Mr. Targoff earned $1,440,000 in consulting fees and reimbursed Loral net expenses of $45,000.

SCHEDULE II
LORAL SPACE & COMMUNICATIONS INC.
VALUATION AND QUALIFYING ACCOUNTS
For the Year Ended December 31, 2019 and 2018
(In thousands)
		Additions
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Balance at End of Period
Year ended December 31, 2018
Allowance for affiliate receivables	$6,692	$—	$—	$6,692
Deferred tax valuation allowance	$124,036	$4,329	$—	$128,365
Year ended December 31, 2019
Allowance for affiliate receivables	$6,692	$—	$—	$6,692
Deferred tax valuation allowance	$128,365	$118	$—	$128,483

Certificate of Telesat Corporation
Date: November 16, 2021
This prospectus, together with the documents and information incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required under the securities legislation of each of the provinces and territories of Canada.
(signed) “Daniel Goldberg”	(signed) “Andrew Browne”
Chief Executive Officer	Chief Financial Officer
On Behalf of the Board of Directors
(signed) “Henry Intven” Director	(signed) “Richard Fadden” Director

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CERTIFICATE OF TELESAT PARTNERSHIP LP
Date: November 16, 2021
This prospectus, together with the documents and information incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required under the securities legislation of each of the provinces and territories of Canada.
(signed) “Daniel Goldberg”	(signed) “Andrew Browne”
Chief Executive Officer of its general partner Telesat Corporation	Chief Financial Officer of its general partner Telesat Corporation
On Behalf of the Board of Directors of its general partner, Telesat Corporation
(signed) “Henry Intven” Director	(signed) “Richard Fadden” Director

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